Exhibit T3E-2

CUSIP Nos.	ISIN Nos.	Outstanding Principal Amount(1)	Title of Security
25380QAH2 (144A) / G27649AG0 (Reg S)	US25380QAH20 (144A) / USG27649AG04 (Reg S)	$925,000,000	6.750% Senior Notes due 2023 issued by Digicel Limited (“DL”) (the “Existing DL Notes”)
Original Issuance on March 15, 2019: 25381VAA5 (144A) / G2763RAA4 (Reg S) Additional Issuance on May 22, 2020: 25381XAA1 (144A) / G2770MAA6 (Reg S)	Original Issuance on March 15, 2019: US25381VAA52 (144A) / USG2763RAA44 (Reg S) Additional Issuance on May 22, 2020: US25381XAA19 (144A) / USG2770MAA65 (Reg S)	$1,226,250,530	8.750% Senior Secured Notes due 2024 co-issued by Digicel Intermediate Holdings Limited (“DIHL”) and Digicel International Finance Limited (“DIFL”) (the “Existing DIFL Secured Notes”)
25381XAB9 (144A) / G2770MAB4 (Reg S)	US25381XAB91 (144A) / USG2770MAB49 (Reg S)	$380,980,300

13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIHL and DIFL (the “Existing DIFL Unsecured Notes” and, together with the Existing DIFL Secured Notes, the “Existing DIFL Notes” and the Existing DIFL Notes, together with the Existing DL Notes, the “Existing Notes”)

(1)  As of the date of this Solicitation Statement (as defined herein).

Solicitation Statement for Schemes of Arrangement

Upon the terms and subject to the conditions set forth in this solicitation statement (as it may be amended or supplemented from time to time, the “Solicitation Statement”), DL, DIHL and DIFL (each, a “Company” and collectively, the “Companies,” “we,” “us” or “our”) are soliciting proxies (the “Solicitations”) from holders of each series of Existing Notes prior to the Commitment Payment Election Deadline (as defined herein) to unconditionally deliver instructions for the Information and Tabulation Agent (as defined herein), effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such series of Existing Notes solely for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause such series of Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such series of Existing Notes) of the Scheme (as defined herein) with respect to such series of Existing Notes (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing Notes that is a party to the RSA (as defined below) shall automatically be deemed to be revoked upon the termination of the RSA. Only holders that validly deliver their Proxy prior to the Commitment Payment Election Deadline and cause their Nominee (as defined herein) to deliver the completed Nominee Instruction Form (as defined herein) to the Information and Tabulation Agent by 5:00 p.m., New York City Time on the business day following the Commitment Payment Election Deadline will be eligible to receive the Commitment Payment (as defined herein) with respect to a series of Existing Notes in the applicable Scheme. In addition, in connection with delivering a Proxy and making a Commitment Payment election (the “Commitment Payment Election”) with respect to the Existing DL Notes only, Eligible Existing DL Notes Holders (as defined herein) may elect to subscribe for convertible preferred shares (the “Exit Preferred Shares”) and common shares (the “DHL Common Shares” and, together with the Exit Preferred Shares, the “New Shares”), each to be issued by Digicel Holdings (Bermuda) Limited (“DHL”) (the “Subscription Election”), upon the terms and subject to the conditions set forth in this Solicitation Statement. The New Shares will be subject to restrictions as further described in “Annex III—Description of the DHL Common Shares” and “Annex IV—Description of the Exit Preferred Shares” and will be subject to drag-along, tag-along and pre-emption rights. See “Risk Factors—Risks Relating to the New Shares—The New Shares are subject to drag-along, tag-along and pre-emption rights, and certain holders of the New Shares will have approval rights.”

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “Description of the Solicitations—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described below and in the applicable Election Form (as defined herein). Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described below and in the DL Notes Election Form (as defined herein). For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in the applicable Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

The purpose of the Solicitation with respect to each series of Existing Notes is to solicit Proxies to vote in favor of a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) (a “Scheme”) with respect to such series of Existing Notes pursuant to which holders of, as applicable, (a) Existing DL Notes will receive their pro rata share of (i) 48.78%1 of the DHL Common Shares (subject to dilution by the Existing DL Notes Commitment Payment (as defined herein)), (ii) 78.90%2 of the Equity Subscription Rights (as defined herein) and (iii) 78.90%3 of the Rights Offering Equity Adjustment (as defined below); (b) Existing DIFL Secured Notes will receive (i) their pro rata share of an aggregate principal amount of new Senior Secured First Lien Notes due 2027 to be co-issued by DIHL and DIFL (the “New DIFL Secured Notes”) equal to (x) the aggregate principal amount outstanding of the Existing DIFL Secured Notes on the Closing Date (as defined herein) (such amount in this clause (x), the “New DIFL Secured Notes Amount”) minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment (as defined herein) and (ii) cash equal to accrued and unpaid interest on the outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date; and (c) Existing DIFL Unsecured Notes will receive (i) their pro rata share of an aggregate principal amount of new Senior Unsecured Notes due 2028 to be issued by Digicel MidCo Limited (“DML”), a newly incorporated entity in Bermuda that will become, on or before the Closing Date and as part of the Corporate Reorganization, a wholly owned direct subsidiary of DHL and indirect parent of DIFL (the “New DML Unsecured Notes” and, together with the New DIFL Secured Notes, the “New Notes” and the New Notes, together with the New Shares, the “New Securities”), equal to (x) the aggregate principal amount outstanding of the Existing DIFL Unsecured Notes on the Closing Date (including PIK Interest (as defined herein) capitalized through the most recent interest payment date) plus (y) any accrued and unpaid PIK Interest on the Existing DIFL Unsecured Notes to the Closing Date (such amount in clause (x) plus (y), the “New DML Unsecured Notes Amount”) minus (z) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment (as defined herein) and (ii) cash equal to accrued and unpaid cash interest on the outstanding Existing DIFL Unsecured Notes from the last interest payment date to the Closing Date, in each case excluding the applicable Commitment Payment and Work Payment (as defined herein) and as described in the section entitled “Description of the Schemes.” The foregoing restructuring shall be implemented by way of two separate Schemes, one launched by DL with respect to the Existing DL Notes (the “DL Scheme”) and the other by DIFL and DIHL with respect to the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes as well as the Existing DIFL Term Loans (as defined herein) and, potentially, the Existing DIFL Subordinated Notes (the “DIFL Scheme” and together with the DL Scheme, the “Schemes”). The DL Scheme and the DIFL Scheme will be inter-conditional such that both Schemes must be approved by the requisite threshold of a majority in number representing at least 75% by value of the outstanding principal amount of the Existing Notes (and, in the case of the DIFL Scheme, outstanding principal amount of the Existing DIFL Term Loans) of the holders in each class present and voting at a meeting of creditors in order for the Schemes to be consummated. If either of the Schemes do not meet that threshold, then neither Scheme shall be consummated. Following the consummation of the Corporate Reorganization (as defined herein), DL will no longer hold any equity interests in DHL.

To vote in a Scheme with respect to a series of Existing Notes, holders may either:

•	make the Commitment Payment Election (and, if applicable, the Subscription Election) and automatically deliver a Proxy to vote in favor of such Scheme by (i) arranging for the delivery of such Existing Notes via The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) system prior to the Commitment Payment Election Deadline and (ii) thereby automatically instructing their commercial bank, broker, dealer, trust company or other nominee (a “Nominee”) to deliver the completed

1 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

2 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

3 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

II

Agent/Attorney-in-Fact and Proxy Nominee Instruction Form (the “Nominee Instruction Form”) to the Information and Tabulation Agent; or

•	vote for or against such Scheme without making the Commitment Payment Election by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. Holders that vote by ballot will not be eligible to receive the Commitment Payment.

With respect to the DL Scheme only, Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may also elect to subscribe for the New Shares by making the Subscription Election, as described below.

Commitment Payment Election with respect to the Existing Notes. Holders will be deemed to have automatically delivered a Proxy to vote in favor of a Scheme and will be eligible to receive the applicable Commitment Payment if they make a valid Commitment Payment Election. Holders need to review the instructions in the Election Form for the Existing DL Notes (the “DL Notes Election Form”) attached hereto as Exhibit A and the Election Form for the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes (the “DIFL Notes Election Form” and each of the DL Notes Election Form and DIFL Notes Election Form, an “Election Form”) attached hereto as Exhibit B, each of which includes the Nominee Instruction Form. To make the Commitment Payment Election, a holder must complete and deliver the applicable Election Form to its Nominee or otherwise follow the instructions required by its Nominee in order to make a valid Commitment Payment Election. To make a valid Commitment Payment Election and be eligible to receive the Commitment Payment in the applicable Scheme, the holder’s Existing Notes must be delivered by the Nominee holding its Existing Notes (the “DTC Participant”) via DTC’s ATOP by the Commitment Payment Election Deadline, and the DTC Participant that delivered such Existing Notes via ATOP must submit the completed Nominee Instruction Form to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. See “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election.”

Additional Subscription Election with respect to the Existing DL Notes. DHL is offering Eligible Existing DL Notes Holders that make a Commitment Payment Election the opportunity to subscribe for, in the DL Scheme, their Pro Rata Portion (as defined herein) of (a) up to $110 million of the Exit Preferred Shares, which amount shall be reduced by any amounts, other than the Interim Distribution (as defined herein), recovered on account of intercompany loans owed by Digicel Group Holdings Limited (“DGHL”) to DL or any of DL’s subsidiaries prior to the Funding Notice Date (as defined herein) (such dollar amount of Exit Preferred Shares, as reduced by such recoveries, the “Exit Preferred Shares Offering Amount”), and (b) a number of DHL Common Shares equal to (x) 20% of the DHL Common Shares to be outstanding immediately after consummation of the Schemes and, if applicable, the Concurrent Transactions multiplied by (y) a fraction, the numerator of which is the Exit Preferred Shares Offering Amount and the denominator of which is $110 million (such number of DHL Common Shares rounded down to the nearest whole share, the “Subscription DHL Common Shares,” the rights to subscribe for such Exit Preferred Shares and Subscription DHL Common Shares, the “Equity Subscription Rights” and the number of DHL Common Shares equal to the difference between (i) 20% of the DHL Common Shares to be outstanding immediately after consummation of the Schemes and, if applicable, the Concurrent Transactions and (ii) the Subscription DHL Common Shares, the “Rights Offering Equity Adjustment”). Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may, at the time of their Commitment Payment Election, also elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee in order to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares (such Eligible Existing DL Notes Holders that elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the “New Money Participants”). To be eligible to receive their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the New Money Participants must deliver to the Information and Tabulation Agent by the Funding Deadline (as defined herein) cash by wire transfer of immediately available funds in an amount equal to the subscription price (the “Subscription Price”) with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount. “Pro Rata Portion” means, for any New Money Participant, (x) the aggregate principal amount outstanding of Existing DL Notes, including accrued and

III

unpaid interest as of August 15, 2023, delivered by such New Money Participant via ATOP pursuant to the Subscription Election divided by (y) the aggregate principal amount outstanding of Existing DL Notes and Existing DIFL Subordinated Notes, in each case including accrued and unpaid interest as of August 15, 2023. For the avoidance of doubt, Eligible Existing DL Notes Holders that make the Subscription Election are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares. Holders of Existing DL Notes that wish to subscribe for the New Shares but do not wish to make the Commitment Payment Election with respect to such Existing DL Notes should contact DHL for further instructions.

Each New Money Participant that is not a Defaulting Holder (as defined herein) will receive in the DL Scheme, in addition to such holder’s applicable Commitment Payment and Scheme Consideration (as defined herein), (a) a number of Exit Preferred Shares equal to its Pro Rata Portion of the total number of Exit Preferred Shares to be issued in the Schemes and, if applicable, the Concurrent Transactions (as defined herein) and (b) a number of DHL Common Shares equal to its Pro Rata Portion of the Subscription DHL Common Shares, in each case rounded down to the nearest whole share.

At least 15 business days prior to the Closing Date (the “Funding Notice Date”), the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant a notice (the “Funding Notice”) stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the number of Subscription DHL Common Shares, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant by 5:00 p.m., New York City time on the date that is 10 business days prior to the Closing Date (such deadline, as may be extended, the “Funding Deadline”). Each New Money Participant is responsible for ensuring that it or its Nominee that wires the Subscription Price to the Information and Tabulation Agent includes the relevant Voluntary Offer Instruction (“VOI”) number(s) (or Euroclear or Clearstream reference number(s)) related to the ATOP delivery of such holder’s Existing DL Notes pursuant to the Subscription Election in a memo field in such wire so that the Information and Tabulation Agent may identify the holder submitting payment. See “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election” and the instructions in the DL Notes Election Form. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline (such holder, a “Defaulting Holder”) will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes. In connection with making a Commitment Payment Election or Subscription Election, as applicable, each holder of Existing DL Notes must elect the class of DHL Common Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. Holders of Existing DL Notes must elect between two classes of DHL Common Shares: Class A common shares (the “Voting DHL Common Shares”) will have voting rights of one vote per share, and Class B common shares (the “Non-Voting DHL Common Shares”) will not have any voting rights. Except with respect to voting rights, the Voting DHL Common Shares and Non-Voting DHL Common Shares will otherwise have identical rights. Holders of Non-Voting DHL Common Shares will not be able to vote with respect to any Non-Voting DHL Common Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting DHL Common Shares and “Annex III—Description of the DHL Common Shares” for a description of the Voting and Non-Voting DHL Common Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting DHL Common Shares in lieu of Non-Voting DHL Common Shares, or Non-Voting DHL Common Shares in lieu of Voting DHL Common Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes. In connection with making a Subscription Election, each holder of Existing DL Notes must elect the class of Exit Preferred Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. There will be two classes of Exit Preferred Shares: Class A convertible preferred shares (the “Voting Exit Preferred Shares”) will vote on an as-converted basis, and Class B convertible preferred shares (the “Non-Voting Exit Preferred Shares”) will not have any voting rights. Except with respect to voting rights, the Voting Exit Preferred Shares and Non-Voting Exit Preferred Shares will otherwise have identical rights. Holders of Non-Voting

IV

Exit Preferred Shares will not be able to vote with respect to any Non-Voting Exit Preferred Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting Exit Preferred Shares and “Annex IV—Description of the Exit Preferred Shares” for a description of the Voting and Non-Voting Exit Preferred Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting Exit Preferred Shares in lieu of Non-Voting Exit Preferred Shares, or Non-Voting Exit Preferred Shares in lieu of Voting Exit Preferred Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

If holders representing at least 75% of the outstanding principal amount of each series of Existing Notes deliver Proxies by the Commitment Payment Election Deadline (the “75% Condition”), then we expect to propose the Schemes shortly after the Commitment Payment Election Deadline. See “Important Times and Dates.” Because DIFL and DIHL are co-issuers of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes, and are therefore joint and severally liable under such notes, the DIFL Scheme in respect of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes will be treated as a composite scheme of arrangement of both DIFL and DIHL, and any reference to the “DIFL Scheme” should be read as a reference to such composite scheme of arrangement proposed by DIHL and DIFL. If we propose the Schemes, DHL will not be a Scheme company but will deliver an undertaking to the Supreme Court of Bermuda (the “Bermuda Court”) that it shall take all action necessary to implement the terms of the Schemes, including issuing the New Shares.

If the Schemes are sanctioned by the Bermuda Court and successfully implemented in accordance with their terms, the Schemes will bind holders of all outstanding Existing Notes, even holders that did not deliver their Proxy or voted against the applicable Scheme, and all outstanding Existing Notes will be exchanged. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.”

Each Solicitation is being made independently of each other Solicitation, and is subject to the satisfaction or waiver of certain conditions set forth in this Solicitation Statement. The Companies expressly reserve the right, in their sole discretion and regardless of whether any of the conditions described under “Description of the Solicitations—Conditions to the Solicitations” have been satisfied, subject to applicable law and the terms of the RSA (as defined herein), at any time prior to Commitment Payment Election Deadline, to (i) terminate any Solicitation for any reason, (ii) waive any of the conditions to the Solicitations, (iii) extend the Commitment Payment Election Deadline with respect to any Solicitation or (iv) amend the terms of the Solicitations.

The consummation of the Schemes is subject to the satisfaction or waiver of certain conditions set forth in this Solicitation Statement under “Description of the Schemes—Conditions to the Effectiveness of the Schemes,” including, without limitation, in the event that the holders of the 8.0% Subordinated Notes due 2026 co-issued by DIHL and DIFL (the “Existing DIFL Subordinated Notes”) are not included in the DIFL Scheme, (i) the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes that would eliminate substantially all of the covenants, restrictive provisions and events of default in connection with the Exchange Offer (as defined herein) and (ii) the settlement of the Concurrent Transactions substantially concurrently with the settlement of the Schemes (collectively, the “Concurrent Transactions Condition”). If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, then, following the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes and in connection with the settlement of the Concurrent Transactions and consummation of the Schemes, we will cause all of the assets of DIFL and each of the guarantors that guarantees the Existing DIFL Subordinated Notes (each, an “Existing DIFL Subordinated Guarantor” and collectively, the “Existing DIFL Subordinated Guarantors”) to be transferred to newly created subsidiaries (collectively, the “Asset Transfers”), none of which will be obligors of the Existing DIFL Subordinated Notes. In addition, all of the collateral securing DHL’s guarantee of the Existing DIFL Subordinated Notes will be released (the “Collateral Release”). Following the Asset Transfers and Collateral Release, the Existing DIFL Subordinated Notes will remain the obligations of DIHL, DIFL and the Existing DIFL Subordinated Guarantors, but DIHL, DIFL and each of the Existing DIFL Subordinated Guarantors will have no valuable assets remaining. If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) the newly created entity to which the assets of DIFL have been transferred (such entity, “New DIFL”) will issue the New DIFL Secured Notes that will be guaranteed on a senior secured basis by (a) a newly created direct parent of New DIFL (such direct parent of New DIFL, “New DIHL”) and (b) the DIFL Guarantors (as defined herein), which will include the newly created subsidiary entities resulting from the Asset Transfers and Collateral Release (collectively, the “New Guarantors”), (ii) DML, the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) a newly created direct parent of DML (such entity, “New

V

DHL”), rather than DHL, will issue the Exit Preferred Shares and the DHL Common Shares. See “Description of the Concurrent Transactions.” If we effectuate the Asset Transfers and Collateral Release, references in this Solicitation Statement to “DHL” and “Digicel Holdings (Bermuda) Limited” shall also be deemed to refer to “New DHL,” references to “DIHL” and “Digicel Intermediate Holdings Limited” shall also be deemed to refer to “New DIHL” and references to “DIFL” and “Digicel International Finance Limited” shall also be deemed to refer to “New DIFL,” in each case unless context otherwise requires.

Pursuant to a Restructuring Support Agreement dated June 27, 2023 (the “RSA”), certain holders of approximately 72.4% of the aggregate outstanding principal amount of the Existing DL Notes, approximately 73.8% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes and approximately 88.0% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes have committed to deliver their Proxies in the Solicitations to vote in favor of the Schemes. In addition, certain lenders representing approximately 89.3% of the aggregate outstanding principal amount of the Existing DIFL Term Loans have already delivered their proxies to vote in favor of the DIFL Scheme.

In addition, certain holders (the “Backstop Parties”) have entered into a Backstop Commitment Agreement dated June 27, 2023 (the “Backstop Commitment Agreement”) pursuant to which, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election and (ii) purchase the Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Exit Preferred Shares Offering Amount to the extent such amount is not funded by holders of the Existing DL Notes and the Existing DIFL Subordinated Notes, including as a result of failures by a Defaulting Holder to fund by the Funding Deadline (such unfunded amount, the “Shortfall”), in exchange for a fee comprising of $11 million payable in Exit Preferred Shares and 2.0% of DHL Common Shares (the “Backstop Payment”).

THE DEADLINE (A) FOR THE DELIVERY OF EXISTING NOTES VIA ATOP TO MAKE A COMMITMENT PAYMENT ELECTION AND (B) FOR ELIGIBLE EXISTING DL NOTES HOLDERS TO MAKE THE SUBSCRIPTION ELECTION IS 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 6, 2023, UNLESS EXTENDED AS DESCRIBED HEREIN (SUCH TIME AND DATE WITH RESPECT TO EACH SERIES OF EXISTING NOTES, AS THE SAME MAY BE EXTENDED, THE “COMMITMENT PAYMENT ELECTION DEADLINE”). A VALID COMMITMENT PAYMENT ELECTION AUTOMATICALLY INCORPORATES A VOTE TO ACCEPT THE APPLICABLE SCHEME THROUGH THE NOMINEE INSTRUCTION FORM THAT IS REQUIRED TO BE PROVIDED BY THE DTC PARTICIPANT DELIVERING THE EXISTING NOTES, AS FURTHER DETAILED IN THE APPLICABLE ELECTION FORM.

FOR ANY HOLDER NOT MAKING THE COMMITMENT PAYMENT ELECTION, THE VOTING DEADLINE IS ANTICIPATED TO BE 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 30, 2023, UNLESS EXTENDED (SUCH TIME AND DATE WITH RESPECT TO EACH SERIES OF EXISTING NOTES, AS THE SAME MAY BE EXTENDED, THE “VOTING DEADLINE”).

Holders’ Entitlements under the Schemes

If the Schemes are sanctioned and become effective, holders are expected to receive the consideration (the “Scheme Consideration”) in respect of the Existing DL Notes, Existing DIFL Unsecured Notes or Existing DIFL Secured Notes, as applicable, set forth in the table below. In addition, holders that make a valid Commitment Payment Election prior to the Commitment Payment Election Deadline will also be eligible to receive the applicable Commitment Payment set forth in the table below.

VI

	Scheme Consideration	Commitment Payment
Existing DL Notes	its pro rata share of (i) 48.78%(1) of DHL Common Shares,(2) subject to dilution by the Existing DL Notes Commitment Payment,(3) (ii) rights to subscribe for New Shares,(4) as described herein, and (iii) 78.90%(5) of the Rights Offering Equity Adjustment	0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DL Notes(3) (the “Existing DL Notes Commitment Payment”)
Existing DIFL Unsecured Notes	(i) its pro rata share of the New DML Unsecured Notes in an aggregate principal amount equal to (x) the New DML Unsecured Notes Amount minus (y) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment and (ii) cash equal to accrued and unpaid cash interest on the aggregate principal amount of outstanding Existing DIFL Unsecured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DML Unsecured Notes per $1,000 principal amount of Existing DIFL Unsecured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes held by all holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment, such Commitment Payment may be reduced or waived (the “Existing DIFL Unsecured Notes Commitment Payment”)
Existing DIFL Secured Notes	(i) its pro rata share of the New DIFL Secured Notes in an aggregate principal amount equal to (x) the New DIFL Secured Notes Amount minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment and (ii) cash equal to accrued and unpaid interest on the aggregate principal amount of outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DIFL Secured Notes per $1,000 principal amount of Existing DIFL Secured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes held by all holders entitled to receive the Existing DIFL Secured Notes Commitment Payment, such Commitment Payment may be reduced or waived (the “Existing DIFL Secured Notes Commitment Payment”)

(1)  Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

(2)  Holders of Existing DL Notes must elect the class of DHL Common Shares they would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes.”

(3)  After consummation of the DL Scheme, the DHL Common Shares may be subject to further dilution. See “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.”

(4) Holders of Existing DL Notes subscribing for the Exit Preferred Shares must elect the class of Exit Preferred Shares they would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes.”
(5) Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

VII

In addition, if the DL Scheme is sanctioned and becomes effective, Eligible Existing DL Notes Holders that validly made the Subscription Election and delivered cash in an amount equal to the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline will receive in the DL Scheme, in addition to such holder’s applicable Commitment Payment and Scheme Consideration, their Pro Rata Portion of (a) the Exit Preferred Shares Offering Amount and (b) the Subscription DHL Common Shares.

The New DIFL Secured Notes will be co-issued by DIHL and DIFL and will mature on May 25, 2027. Each New DIFL Secured Note will bear cash interest at a rate per annum equal to 9.0% semi-annually from the Closing Date. In addition, for each interest period, PIK Interest, in addition to the cash interest, shall be paid by increasing the principal of the outstanding New DIFL Secured Notes or by issuing additional New DIFL Secured Notes (rounded up to the nearest $1.00). PIK Interest on the New DIFL Secured Notes will accrue at a rate per annum of (i) 1.50% from the Closing Date to the day prior to the first anniversary thereof, (ii) 2.25% from the first anniversary of the Closing Date to the day prior to the second anniversary thereof and (iii) 3.00% from the second anniversary of the Closing Date and thereafter; provided that, at DIFL’s election, DIFL may pay all interest for any interest period in cash; provided further that if DML pays cash interest under the New DML Unsecured Notes for a given interest period, all interest on the New DIFL Secured Notes for such interest period shall be payable in cash. The first interest payment in respect of the New DIFL Secured Notes will be made on November 15, 2023, unless the Closing Date is after such date, in which case such interest payment shall be made on May 15, 2024. Interest will be payable on each New DIFL Secured Note on May 15 and November 15 of each year. The New DIFL Secured Notes will be optionally redeemable at par (plus accrued and unpaid interest) at any time without premium or penalty. The New DIFL Secured Notes will be guaranteed, jointly and severally, by each of the subsidiaries of DIFL that guarantee the New DIFL Term Loans (as defined herein) (collectively, the “DIFL Guarantors”), and will be secured by first-priority liens on substantially all of the tangible and intangible assets, now owned or hereafter acquired, of DIHL, DIFL and the DIFL Guarantors that are pledged to secure the New DIFL Term Loans. The New DIFL Secured Notes will be secured obligations of DIHL, DIFL and the DIFL Guarantors, be effectively senior to all existing and future unsecured indebtedness of DIHL, DIFL and the DIFL Guarantors to the extent of the value of the collateral securing the New DIFL Secured Notes, rank equally in right of payment with all existing and future secured and unsubordinated indebtedness of DIHL, DIFL and the DIFL Guarantors (including the New DIFL Term Loans) and be structurally subordinated to all debt and other liabilities of DIFL’s subsidiaries that do not guarantee such notes. See “Annex I—Description of the New DIFL Secured Notes.”

The New DML Unsecured Notes will be issued by DML and will mature on November 25, 2028. Each New DML Unsecured Note will bear PIK Interest semi-annually at a rate per annum equal to (i) 10.50% from the Closing Date to the day prior to the second anniversary of the Closing Date and (ii) 11.0% from the second anniversary of the Closing Date and thereafter; provided that, from and after the second anniversary of the Closing Date, at DML’s election, DML may pay all interest for any interest period in cash at a rate per annum of 10.50%, provided that DML has satisfied certain financial conditions, as described in “Annex II—Description of the New DML Unsecured Notes.” The first interest payment in respect of the New DML Unsecured Notes will be made on November 15, 2023, unless the Closing Date is after such date, in which case such interest payment shall be made on May 15, 2024, 2023. Interest will be payable on each New DML Unsecured Note on May 15 and November 15 of each year. The New DML Unsecured Notes will be optionally redeemable at par (plus accrued and unpaid interest) at any time without premium or penalty. The New DML Unsecured Notes will be unsecured obligations of DML, be effectively subordinated to all existing and future secured indebtedness of DML and its subsidiaries (including the New DIFL Term Loans and the New DIFL Secured Notes) to the extent of the value of the collateral securing such indebtedness, rank equally in right of payment with all existing and future unsubordinated indebtedness of DML and be structurally subordinated to all debt and other liabilities of DML’s subsidiaries (including the New DIFL Term Loans and the New DIFL Secured Notes). See “Annex II—Description of the New DML Unsecured Notes.”

The Exit Preferred Shares will be issued by DHL and will be senior to any existing or future equity securities of DHL, including with respect to any repayment, redemption, refinancing, distributions, and rights to accretion and in any liquidation, bankruptcy, winding-up, and dissolution. The dividends on the Exit Preferred Shares will be equal to 12% per annum, accruing on a daily basis on the Accreted Liquidation Preference (as defined herein), whether or

VIII

not declared and paid, and compounded annually in arrears and become part of the Accreted Liquidation Preference of the Exit Preferred Shares to the extent not paid in cash on the applicable dividend payment date; provided that, the dividends on the Exit Preferred Shares will increase by 2% per annum during the continuance of any breach (subject to materiality qualifiers in the case of certain provisions to be agreed under the definitive documentation with respect to the Exit Preferred Shares) of DHL’s obligations, covenants, representations, warranties or agreements under the terms governing the Exit Preferred Shares. The Exit Preferred Shares, to the extent not redeemed in cash, will (i) at DHL’s option, be convertible to DHL Common Shares at any time after the third anniversary of the Closing Date and (ii) be mandatorily convertible to DHL Common Shares on the fourth anniversary of the Closing Date, in each case at a conversion price based on the Accreted Liquidation Preference divided by an equity value of $400 million (after giving effect to such conversion). In addition, the Exit Preferred Shares will be mandatorily redeemable in cash from time to time with 100% of the gross cash proceeds of repayments of certain intercompany loans, subject to a cap equal to the Exit Preferred Shares Offering Amount; provided that DHL may defer such mandatory cash redemption to the extent that DIFL and its subsidiaries are projected in good faith by the board of directors of DHL to have less than $100 million of unrestricted cash and cash equivalents at any time during the six full calendar months after giving effect to such redemption. Holders of the Voting Exit Preferred Shares will have the right to vote on an as-converted basis with respect to any matter on which holders of the Voting DHL Common Shares are entitled to vote. See “Annex IV—Description of the Exit Preferred Shares.”

The DHL Common Shares will be issued by DHL on substantially the same terms described in “Annex III—Description of the DHL Common Shares,” which shall be memorialized in our bye-laws and/or a shareholders’ agreement, if any. Moreover, to the extent there is a shareholders' agreement, all holders of DHL Common Shares will be required to become a party thereto prior to receipt of their shareholdings. Upon consummation of the Schemes, holders of the Voting Exit Preferred Shares will constitute 30.25% of the voting power of DHL, assuming (i) $121 million of Voting Exit Preferred Shares are issued and outstanding, (ii) no reduction in the Exit Preferred Shares Offering Amount and (iii) all holders elect to receive Voting Exit Preferred Shares, and will vote together in a single class with the holders of the Voting DHL Common Shares on an as-converted basis. See “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.” The New Shares will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Shares in the DL Scheme, each holder much complete and submit an Equity Registration Form attached as Exhibit B to the DL Notes Election Form, as further described under “Book Entry, Delivery and Form—The New Shares.” We expect to obtain ISINs for the New Shares.

The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, have not been, and will not be, registered with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, will be issued in reliance on the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes. See “Transfer Restrictions.”

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the U.S. Securities Act (“Rule 144A”) in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act (“Regulation S”) to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person (holders of the Existing DL Notes

IX

that make such certification, “Eligible Existing DL Notes Holders”) may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election. See “Transfer Restrictions.”

Unless otherwise indicated or the context otherwise requires, the terms “Digicel Group Holdings Limited” and “DGHL” refer solely to Digicel Group Holdings Limited and not its subsidiaries. References to “DHL” and “Digicel Holdings (Bermuda) Limited” refer to DHL or New DHL, as the context requires. References to “DIHL” and “Digicel Intermediate Holdings Limited” refer to DIHL or New DIHL, as the context requires. References to “DIFL” and “Digicel International Finance Limited” refer to DIFL or New DIFL, as the context requires. We refer to each of DML and DIFL as a “New Notes Issuer” and together as the “New Notes Issuers.” We refer to each of DHL, DML and DIFL as a “New Securities Issuer” and together as the “New Securities Issuers.” We refer to each of the Voting Exit Preferred Shares and the Non-Voting Exit Preferred Shares as the “Exit Preferred Shares.” We refer to each of the Voting DHL Common Shares and the Non-Voting DHL Common Shares as the “DHL Common Shares.” We refer to the Exit Preferred Shares and the DHL Common Shares, including the Subscription DHL Common Shares, collectively as the “New Shares.”

See “Risk Factors” beginning on page 15 to read about important factors you should consider before you decide to deliver your Proxy in the Solicitations.

None of the Companies, the New Securities Issuers, the Information and Tabulation Agent, the trustee with respect to each series of Existing Notes or any of their respective affiliates makes any recommendation in connection with the Solicitations.

This Solicitation Statement is dated August 21, 2023.

X

Holders are requested to read and consider carefully the information contained in this Solicitation Statement and to deliver their Proxies in accordance with the instructions set forth herein.

In order to deliver their Proxy in the Solicitations, holders will be required, at the time of such delivery, to certify to us that they (i) have validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by them, (ii) will not validly withdraw via ATOP their Existing Notes unless they validly withdraw all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme. To validly deliver their Proxy with respect to a series of Existing Notes, holders must cause their Nominee (i) to deliver such Existing Notes via ATOP prior to the Commitment Payment Election Deadline and (ii) to deliver the Nominee Instruction Form to the Information and Tabulation Agent prior to 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. Any Proxy not delivered in compliance with these procedures could result in the rejection of such Proxy. We reserve the absolute right to waive any defects or irregularities with respect to any such Proxy, subject to applicable law and the terms of the RSA. For further details, see “Description of the Solicitations—Determination of Validity of Proxies.” To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, holders of Existing DL Notes must (i) subscribe for the New Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee at the time they make the Commitment Payment Election with respect to their Existing DL Notes, (ii) certify that they are an Eligible Existing DL Notes Holder by completing the New Money Qualifying Letter attached to the DL Notes Election Form and (iii) deliver cash to the Information and Tabulation Agent in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

A Proxy delivered with respect to a series of Existing Notes may be validly withdrawn at any time prior to the Commitment Payment Election Deadline with respect to such Solicitation but not thereafter. A Proxy may be withdrawn from a Solicitation only if the holder also validly withdraws its Proxies with respect to all other Existing Notes delivered by such holder pursuant to the Solicitations.

In order to separately identify the Existing DIFL Notes (as defined herein) for which the Commitment Payment Election was validly made, we intend to provide for the assignment of Replacement CUSIPs (as defined herein) to such Existing DIFL Notes. On the Replacement CUSIPs Assignment Date (as defined herein), the Existing DIFL Notes for which the Commitment Payment Election was validly made would be assigned the Replacement CUSIPs and be promptly released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs would no longer be blocked from trading by ATOP. The assignment of such Replacement CUSIPs does not constitute a reissuance of the Existing DIFL Notes or the issuance of additional Existing DIFL Notes, or change the terms of the Existing DIFL Notes or the indentures governing the Existing DIFL Notes in any way. The Replacement CUSIPs merely provide an administrative mechanism for tracking which Existing DIFL Notes validly made the Commitment Payment Election. See “Description of the Solicitations—Assignment of Replacement CUSIPs of Existing DIFL Notes After Scheme Meeting.”

If the DIFL Scheme is consummated, then (i) the Existing DIFL Notes that are identified by the Replacement CUSIPs will be mandatorily exchanged for the applicable Commitment Payment and the applicable Scheme Consideration and (ii) the Existing DIFL Notes that have the original CUSIPs will be mandatorily exchanged for only the applicable Scheme Consideration, in each case upon consummation of the DIFL Scheme. There can be no assurance that the DIFL Scheme will be consummated. See “Risk Factors.”

There can be no assurance that the Replacement CUSIPs will be assigned to the Existing DIFL Notes for which the Commitment Payment Election was validly made, and in the event the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes following the Withdrawal Date (as defined herein) and until the Withdrawal Deadline (as defined herein), provided that any holder that withdraws its Existing DIFL Notes following the Withdrawal Date will, with respect to all Existing DIFL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election and (ii) relinquished all rights associated any prior election, and would therefore no longer be eligible to receive the Commitment Payment in the DIFL Scheme and would receive only the applicable Scheme Consideration in the DIFL Scheme.

XI

For the avoidance of doubt, to the extent Replacement CUSIPs are assigned to the Existing DIFL Notes and such notes are promptly released from ATOP, such release would not constitute a withdrawal and such released notes with Replacement CUSIPs shall continue to be entitled to the Commitment Payment pursuant to the terms of this Solicitation Statement.

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “Description of the Solicitations—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

Recipients of this Solicitation Statement should not construe the contents hereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitations.

THE SOLICITATIONS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THE SOLICITATIONS OR UPON THE ACCURACY OF THE INFORMATION CONTAINED IN THIS SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

XII

Important Information

This Solicitation Statement is confidential. This Solicitation Statement has been prepared solely for use in connection with the Solicitations described in this Solicitation Statement and is only available to holders for the purposes of considering whether to deliver their Proxies and vote for or against the Schemes. This Solicitation Statement is personal to each holder and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire securities. Distribution of this Solicitation Statement to any person other than a holder and any person retained to advise such holder with respect to its investment decision is unauthorized, and any disclosure of any of its contents, without our prior written consent, is prohibited. Each holder, by accepting delivery of this Solicitation Statement, agrees to the foregoing and to make no photocopies of this Solicitation Statement.

Only registered holders are entitled to deliver their Proxies and vote for or against the Schemes. A beneficial owner whose Existing Notes are registered in the name of a Nominee must contact such Nominee if such beneficial owner desires to deliver its Proxy with respect to such series of Existing Notes so registered. Beneficial owners should be aware that their Nominee may establish its own earlier deadlines for participation in the Solicitations. Accordingly, beneficial owners wishing to deliver their Proxies and make the Commitment Payment Election should contact their Nominee as soon as possible in order to determine the times by which such beneficial owner must take action in order to deliver their Proxies and make the Commitment Payment Election. See “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election.”

We have engaged Epiq Corporate Restructuring, LLC (or its designee or affiliate) to act as the information and tabulation agent (the “Information and Tabulation Agent”) for the Solicitations. The Information and Tabulation Agent has set up a website at https://dm.epiq11.com/DIFL-DL (the “Scheme Website”) to further disseminate information about the Schemes to holders of the Existing Notes and to facilitate the implementation of the Schemes. You can download copies of the applicable Election Form and the exhibits to the applicable Election Form from the Scheme Website. You may obtain access to the Scheme Website by emailing tabulation@epiqglobal.com, with reference to “DIFL-DL Proxy” in the subject line. You must provide proof of your holdings of a series of Existing Notes to receive access to the Scheme Website.

Any questions or requests for assistance relating to the terms and conditions of the Solicitations may be directed to the Information and Tabulation Agent at the addresses and telephone numbers on the back cover of this Solicitation Statement. Questions concerning procedures for delivery of Proxies and the Commitment Payment Election and requests for additional copies of this Solicitation Statement may be directed to the Information and Tabulation Agent at its address and telephone number on the back cover of this Solicitation Statement. Beneficial owners of the Existing Notes should also contact their Nominee for assistance regarding the delivery of Proxies.

Holders must provide their Proxies and make the Commitment Payment Election in accordance with the procedures set forth under “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election.” In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for the Schemes is distributed. See “Description of the Solicitations—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in the applicable Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

We have not authorized anyone to provide you with any information other than that contained in this Solicitation Statement or to which we have referred to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not soliciting Proxies in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under the laws of such jurisdiction. This Solicitation Statement does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described or otherwise referred to in this Solicitation Statement. You should not assume that the information contained in this Solicitation Statement is accurate as of any date other than the date on the front of this Solicitation Statement.

This Solicitation Statement contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to holders upon request to us.

XIII

In making any investment decision, holders must rely on their own examination of us and the terms of the Solicitations and the Schemes. Holders should not construe anything in this Solicitation Statement as legal, business or tax advice. Each holder should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to deliver the Proxies under applicable laws or regulations.

Neither the SEC, any state securities commission nor any other regulatory authority has approved or disapproved the New Securities, nor have any of the foregoing authorities passed upon or endorsed the merits of the New Securities or the accuracy or adequacy of this Solicitation Statement. Any representation to the contrary is a criminal offense.

The New Shares will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the U.S. Securities Act and the applicable securities laws of any state or other jurisdiction pursuant to registration or exemption from registration. As a holder, you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. Please refer to the section in this Solicitation Statement entitled “Transfer Restrictions.” For the avoidance of doubt, certain transfers of New Shares shall require the prior consent of the Bermuda Monetary Authority. See “Risk Factors—Risks Relating to the New Shares—The New Shares are subject to restrictions on transfer.”

Each holder must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this Solicitation Statement and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of us, the New Securities Issuers nor any of our or their representatives shall have any responsibility therefor.

Each holder receiving this Solicitation Statement acknowledges that (1) it has been afforded an opportunity to request and to review, and it has received, all additional information considered by it to be necessary to verify the accuracy of or to supplement the information in this Solicitation Statement, (2) this Solicitation Statement relates to securities that are exempt from registration under the U.S. Securities Act and may not comply in important respects with SEC rules that would apply to an offering document relating to a public offering of securities and (3) no person has been authorized to give information or to make any representation concerning us, the New Securities Issuers, the Schemes, the Solicitations or the New Securities, other than as contained in this Solicitation Statement in connection with an examination of us and the terms of the Schemes and the Solicitations.

The consent of the Bermuda Monetary Authority will be required under Bermuda’s Exchange Control Act of 1972 (and its related regulations) for the issue and transfer of the New Shares to and between non-residents of Bermuda for exchange control purposes to the extent any such issue or transfer would result in a holder becoming entitled to hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the Voting DHL Common Shares and the Voting Exit Preferred Shares voting together as a single class. In granting such consent the Bermuda Monetary Authority does not accept any responsibility for DL, DHL, DML, DIHL or DIFL’s financial soundness or the correctness of any of the statements made or opinions expressed in this Solicitation Statement.

XIV

Table of Contents

Page

Certain Terms Used in this Solicitation Statement	2
Forward-Looking Statements	9
Presentation of Financial and Other Information	11
Important Times and Dates	12
Risk Factors	15
Description of the Company	59
Capitalization	62
Description of Other Indebtedness	64
Description of the Concurrent Transactions	70
Description of the Schemes	72
Description of the Solicitations	84
Book Entry, Delivery and Form	95
Material Bermuda and U.S. Tax Considerations	99
Transfer Restrictions	114
Service of Process and Enforcement of Judgments	117
Certain Insolvency Law and Local Law Limitations	121
Incorporation of Certain Documents by Reference	136
Legal Matters	137
Independent Accountants	138
Annex I—Description of the New DIFL Secured Notes	I-1
Annex II—Description of the New DML Unsecured Notes	II-1
Annex III—Description of the DHL Common Shares	III-1
Annex IV—Description of the Exit Preferred Shares	IV-1
Annex V—DL Scheme Document	V-1
Annex VI—DIFL Scheme Document	VI-1
Exhibit A—DL Notes Election Form	A-1
Exhibit B—DIFL Notes Election Form	B-1
Exhibit C—Financial Statements	F-1

Certain Terms Used in this Solicitation Statement

Unless the context specifically indicates otherwise:

“75% Condition” has its meaning described on the cover of this Solicitation Statement.

“Accreted Liquidation Preference” has its meaning described in “Annex IV—Description of the Exit Preferred Shares.”

“Asset Transfers” has its meaning described on the cover of this Solicitation Statement.

“ATOP” has its meaning described on the cover of this Solicitation Statement.

“Backstop Commitment Agreement” has its meaning described on the cover of this Solicitation Statement.

“Backstop Payment” has its meaning described on the cover of this Solicitation Statement.

“Backstop Parties” has its meaning described on the cover of this Solicitation Statement.

“Beneficial Interest” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Beneficial Ownership Condition” has its meaning describe in “Exhibit A—DL Notes Election Form—Exhibit B—Equity Registration Form”

“Bermuda Companies Act” has its meaning described on the cover of this Solicitation Statement.

“Bermuda Court” has its meaning described on the cover of this Solicitation Statement.

“Bridge Facilities” refers to the two delayed draw term facilities with commitments in an aggregate principal amount of $60 million entered into on June 27, 2023.

“Clearstream” refers to Clearstream Banking, S.A.

“Closing Date” refers to the date on which the New Securities are issued in connection with the consummation of the Reorganization Transactions.

“Collateral” has its meaning described in Annex I—Description of the New DIFL Secured Notes”.

“Collateral Release” has its meaning described on the cover of this Solicitation Statement.

“Commitment Payment” refers to the Existing DL Notes Commitment Payment, the Existing DIFL Term Loans Commitment Payment, the Existing DIFL Secured Notes Commitment Payment, the Existing DIFL Unsecured Notes Commitment Payment or the Existing DIFL Subordinated Notes Commitment Payment, as applicable.

“Commitment Payment Election” has its meaning described on the cover of this Solicitation Statement.

“Commitment Payment Election Deadline” has its meaning described on the cover of this Solicitation Statement.

“Concurrent Offer” has its meaning described in “Description of the Concurrent Transactions—Concurrent Transactions.”

“Concurrent Transactions” has its meaning described in “Description of the Concurrent Transactions—Concurrent Transactions.”

“Concurrent Transactions Condition” has its meaning described on the cover of this Solicitation Statement.

“Convening Order” refers to the order convening creditor meetings for the purposes of voting upon the Schemes.

“Conyers” refers to Conyers Corporate Services (Bermuda) Limited, DHL’s company secretary.

“Corporate Reorganization” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“Defaulting Holder” has its meaning described on the cover of this Solicitation Statement.

“Definitive Notes” refers to notes registered in definitive form.

“DGHL” has its meaning described on the cover of this Solicitation Statement.

“DGHL Convertible Notes” refers to the 7.00% PIK Perpetual Convertible Notes issued by DGHL.

“DGHL Scheme” has its meaning described in “Description of the Concurrent Transactions—DGHL Transactions.”

“DGHL Settlement Agreement” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“DGHL Transactions” has its meaning described in “Description of the Concurrent Transactions—DGHL Transactions.”

“DGHL Unsecured Notes” refers to the 8.0% Senior Cash Pay/PIK Notes due 2025 issued by DGHL.

“DHL” has its meaning described on the cover of this Solicitation Statement.

“DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“DIFL” has its meaning described on the cover of this Solicitation Statement.

“DIFL Facility” refers, collectively, to the Term A Loan DIFL Facility, the Term B Loan DIFL Facility and the Revolving DIFL Facility.

“DIFL Guarantors” has its meaning described on the cover of this Solicitation Statement.

“DIFL Notes Election Form” has its meaning described on the cover of this Solicitation Statement.

“DIFL Scheme” has its meaning described on the cover of this Solicitation Statement.

“DIFL Scheme Creditors” refers to lenders under the Existing DIFL Term Loans and beneficial holders of the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and, to the extent the Existing DIFL Subordinated Notes are included in the DIFL Scheme, the Existing DIFL Subordinated Notes.

“DIHL” has its meaning described on the cover of this Solicitation Statement.

“DL” has its meaning described on the cover of this Solicitation Statement.

“DL Notes Election Form” has its meaning described on the cover of this Solicitation Statement.

“DL Scheme” has its meaning described on the cover of this Solicitation Statement.

“DL Scheme Creditors” refers to beneficial holders of Existing DL Notes.

“DML” has its meaning described on the cover of this Solicitation Statement.

“DTC” has its meaning described on the cover of this Solicitation Statement.

“DTC Participant” has its meaning described on the cover of this Solicitation Statement.

“ECTEL” refers to the Eastern Caribbean Telecommunications Authority.

“Eligible Existing DL Notes Holders” has its meaning described on the cover of this Solicitation Statement.

“Equity Registration Form” refers to the Equity Registration Form attached as Exhibit B to the DL Notes Election Form.

“Equity Subscription Rights” has its meaning described on the cover of this Solicitation Statement.

“Euroclear” refers to Euroclear Bank S.A./N.V., as operator of the Euroclear System.

“Exchange Offer” has its meaning described in “Description of the Concurrent Transactions—Concurrent Transactions.”

“Excluded Assets” has its meaning described in “Annex I—Description of the New DIFL Secured Notes.”

“Existing DIFL Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Secured Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Secured Notes Commitment Payment” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Subordinated Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Subordinated Notes Commitment Payment” has its meaning described in “Description of the Schemes—Holders’ Entitlements under the Schemes.”

“Existing DIFL Subordinated Guarantors” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Term Loans” refers to the Term B loans under that certain First Lien Credit Agreement dated May 25, 2017 among DHL, as Holdings, DIFL, as Borrower, DIFL US Finance LLC, as Co-Borrower, the lenders party thereto and Citibank, N.A., as Administrative Agent, Issuing Bank and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Existing DIFL Term Loans Commitment Payment” has its meaning described in “Description of the Schemes—Holders’ Entitlements under the Schemes.”

“Existing DIFL Unsecured Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Unsecured Notes Commitment Payment” has its meaning described on the cover of this Solicitation Statement.

“Existing DL Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DL Notes Commitment Payment” has its meaning described on the cover of this Solicitation Statement.

“Existing Notes” refers, collectively, to the Existing DL Notes, the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes.

“Existing Notes Trustee” refers to Deutsche Bank Trust Company Americas, as trustee.

“Exit Preferred Shares” has its meaning described on the cover of this Solicitation Statement.

“Exit Preferred Shares Offering Amount” has its meaning described on the cover of this Solicitation Statement.

“Funding Deadline” has its meaning described on the cover of this Solicitation Statement.

“Funding Notice” has its meaning described on the cover of this Solicitation Statement.

“Funding Notice Date” has its meaning described on the cover of this Solicitation Statement.

“Global Notes” refers to notes represented in global form.

“Gross Proceeds” refers to the proceeds received by DHL from the offering of the Exit Preferred Shares and Subscription DHL Common Shares.

“Holding Trust” has its meaning described in “Annex V—DL Scheme Document.”

“Holding Trust Deed” has its meaning described in “Annex V—DL Scheme Document.”

“Holding Trustee” has its meaning described in “Annex V—DL Scheme Document.”

“IASB” refers to the International Accounting Standards Board.

“IFRS” refers to the International Financial Reporting Standards.

“Indirect Participants” refers to investors who hold their interests in the Global Notes indirectly through organizations that are DTC participants.

“Information and Tabulation Agent” has its meaning described on the cover of this Solicitation Statement.

“Interim Distribution” refers to the $76.5 million paid by DGHL to DIFL and DL pursuant to that certain validation order entered by the Bermuda Court on June 16, 2023 in connection with the winding-up petition against DGHL filed by Solus Long-Term Opportunities Fund Master LP in the Bermuda Court, Matter No. 77 of 2023.

“MIP” refers to the management incentive plan, to be in effect upon consummation of the Reorganization Transactions.

“New DHL” has its meaning described on the cover of this Solicitation Statement.

“New DIFL” has its meaning described on the cover of this Solicitation Statement.

“New DIFL Credit Facility” refers to a new term facility to be entered into on the Scheme Effective Date.

“New DIFL Credit Facility Closing Date” refers to the date of entry into the New DIFL Credit Facility and issuance of the New DIFL Term Loans.

“New DIFL Secured Notes” has its meaning described on the cover of this Solicitation Statement.

“New DIFL Secured Notes Amount” has its meaning described on the cover of this Solicitation Statement.

“New DIFL Secured Notes Indenture” refers to the indenture governing the New DIFL Secured Notes.

“New DIFL Term Loan Amount” refers to an aggregate principal amount equal to the aggregate principal amount outstanding under the Existing DIFL Term Loans as of the New DIFL Credit Facility Closing Date.

“New DIFL Term Loans” refers to the new Term B loans denominated in U.S. dollars to be borrowed by us under the New DIFL Credit Facility.

“New DIHL” has its meaning described on the cover of this Solicitation Statement.

“New DML Unsecured Notes” has its meaning described on the cover of this Solicitation Statement.

“New DML Unsecured Notes Amount” has its meaning described on the cover of this Solicitation Statement.

“New Guarantors” has its meaning described on the cover of this Solicitation Statement.

“New Money Participants” has its meaning described on the cover of this Solicitation Statement.

“New Notes” has its meaning described on the cover of this Solicitation Statement.

“New Notes Issuers” refer, collectively, to DML and DIFL.

“New Securities” has its meaning described on the cover of this Solicitation Statement.

“New Securities Issuers” has its meaning described on the cover of this Solicitation Statement.

“New Shares” refer, collectively, to the Exit Preferred Shares and the DHL Common Shares, including the Subscription DHL Common Shares.

“Nominee” has its meaning described on the cover of this Solicitation Statement.

“Nominee Instruction Form” has its meaning described on the cover of this Solicitation Statement.

“Non-Voting DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“Non-Voting DHL Exit Preferred Shares” has its meaning described on the cover of this Solicitation Statement.

“OUR” refers to the Office of Utilities Regulation, the regulator in Jamaica.

“Participants” refers to investors who hold their interests in the Global Notes directly through DTC as participants.

“PFIC” refers to a passive foreign investment company.

“PIK Interest” refers to the payment of interest on an instrument by increasing the outstanding principal amount thereof, or in the case of notes, by issuing additional notes rounded up to the nearest $1.00.

“Pro Rata Portion” has its meaning described on the cover of this Solicitation Statement.

“Proxy” has its meaning described on the cover of this Solicitation Statement.

“QIBs” has its meaning described on the cover of this Solicitation Statement.

“Regulation S” has its meaning described on the cover of this Solicitation Statement.

“Reorganization Transactions” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“Replacement CUSIPs” has its meaning described in “Description of the Solicitations—Assignment of Replacement CUSIPs to the Existing DIFL Notes After Scheme Meeting.”

“Replacement CUSIPs Assignment Date” has its meaning described in “Important Times and Dates”

“Restructuring Documents” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Revolving Credit Loans” refers to the $100.0 million of revolving credit loans denominated in U.S. dollars.

“Revolving DIFL Facility” refers to the DIFL Facility comprising of the Revolving Credit Loans.

“Rights Offering Equity Adjustment” has its meaning described on the cover of this Solicitation Statement.

“RSA” has its meaning described on the cover of this Solicitation Statement.

“Rule 144A” has its meaning described on the cover of this Solicitation Statement.

“Scheme” has its meaning described on the cover of this Solicitation Statement.

“Scheme Claims” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Scheme Consideration” has its meaning described on the cover of this Solicitation Statement.

“Scheme Effective Date” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Scheme Meetings” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Schemes” has its meaning described on the cover of this Solicitation Statement.

“SEC” has its meaning described on the cover of this Solicitation Statement.

“Services Agreement” has its meaning described in “Description of the Concurrent Transactions—Services Agreement.”

“Shared Collateral” has its meaning described in “Annex I—Description of the New DIFL Secured Notes.”

“Shortfall” has its meaning described on the cover of this Solicitation Statement.

“SOFR” refers to the Secured Overnight Financing Rate.

“Solicitations” has its meaning described on the cover of this Solicitation Statement.

“Strike Price” refers to an enterprise value of $4 billion.

“Subscription DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“Subscription Election” has its meaning described on the cover of this Solicitation Statement.

“Subscription Price” has its meaning described on the cover of this Solicitation Statement.

“Telstra Proceeds” refers to the future sale proceeds arising from DGHL’s sale of Digicel Pacific Limited to Telstra Corporation Limited.

“Term A Loan DIFL Facility” refer, collectively, to the DIFL Facility comprising of $236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros.

“Term B Loan DIFL Facility” refers to the DIFL Facility comprising of $955.0 million of Term B loans denominated in U.S. dollars.

“U.S. Exchange Act” refers to the U.S. Exchange Act of 1934, as amended.

“U.S. Securities Act” has its meaning described on the cover of this Solicitation Statement.

“VOI number” has its meaning described on the cover of this Solicitation Statement.

“Voting Deadline” has its meaning described on the cover of this Solicitation Statement.

“Voting DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“Voting Exit Preferred Shares” has its meaning described on the cover of this Solicitation Statement.

“we,” “us,” “our” or the “Companies” has its meaning described on the cover of this Solicitation Statement.

“Withdrawal Date” has its meaning described in “Important Times and Dates.”

“Withdrawal Deadline” has its meaning described in “Important Times and Dates.”

“Work Payments” refers to payments to certain holders that signed the RSA to reimburse their financial and legal expenses in recognition of the substantial time and resources that those holders have spent in negotiating and assisting the Companies in launching of the applicable Schemes.

Forward-Looking Statements

This Solicitation Statement contains various forward-looking statements that reflect management’s current views with respect to future events and anticipated financial and operational performance. The words “expect,” “estimate,” “believe,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “may,” “target,” “goal,” “objective” and similar expressions or variations on such expressions are considered forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. These statements appear in a number of places throughout the document, including, without limitation, in “Risk Factors.” These statements concern, among other things:

•	strategies, outlooks and growth prospects;

•	new products and services;

•	future plans and potential for future growth;

•	trends affecting our financial condition or results of operations;

•	liquidity, capital resources and capital expenditure;

•	growth in demand for our services;

•	economic outlook and industry trends;

•	development of our markets;

•	the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

•	political instability in the markets in which we operate;

•	operating risks including natural disasters;

•	outbreaks of disease, such as the COVID-19 pandemic;

•	possible renewal of licenses;

•	competition in areas of our business; and

•	plans to launch new networks, products and services.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors. These factors include, but are not limited to:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	disruption of supplies and services from principal suppliers;

•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances;

•	retention of key members of our management;

•	our ability to complete (a) the Schemes on the terms contemplated in this Solicitation Statement and (b) the Concurrent Transactions; and

•	other factors discussed under “Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, as actual results could differ. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Please note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” of this Solicitation Statement. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

Presentation of Financial and Other Information

This Solicitation Statement includes historical consolidated financial statements and certain financial data of DL and DIFL, which is a wholly-owned subsidiary of DIHL and an indirect wholly-owned subsidiary of DL and DHL.

DHL has no material assets, liabilities or operations other than its ownership of DIHL, and DIHL has no material assets, liabilities or operations other than its ownership of DIFL. As a result, the historical consolidated financial statements of DHL and DIHL as of, and for the fiscal years ended, March 31, 2023 and March 31, 2022 are substantially identical to those of DIFL. Therefore, we do not provide financial information with respect to DHL and DIHL as of, and for the fiscal years ended, March 31, 2023 and March 31, 2022 in this Solicitation Statement. See “Description of the Company—Corporate Reorganization and Group Structure” for a description of the changes to our corporate structure in connection with consummation of the Schemes and, if applicable, the Concurrent Transactions.

We report under IFRS as issued by the IASB, and unless otherwise indicated, all financial data and discussions relating thereto in this Solicitation Statement are based upon financial statements prepared in accordance with IFRS, as issued by the IASB.

Rounding

Certain figures in this Solicitation Statement, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

Currency

In this Solicitation Statement, references to “U.S. dollars,” “dollars” or “$” are to U.S. dollars, references to “J$” or “Jamaican dollar” are to the Jamaican dollar, references to “HTG” or “Haitian Gourde” are to the Haitian Gourde, references to “TT$” or “Trinidad and Tobago dollar” are to the Trinidad and Tobago dollar and references to “euro” or “€” are to the euro.

Important Times and Dates

Please take note of the following important times and dates in connection with the Solicitations and the Schemes. These dates assume no extension of the Commitment Payment Election Deadline. The dates below with respect to the Schemes are indicative only. Actual dates will be dependent on, among other things, the availability of the Bermuda Court. The key dates for each Scheme will be communicated to holders of the applicable series of Existing Notes in accordance with requirements under Bermuda law. There can be no assurance that the Schemes will be consummated or that they will proceed in accordance with the indicative timelines and dates set forth below.

Date	Time and Calendar Date	Event
Solicitations Launch Date	August 21, 2023	The commencement of the Solicitations.
Commitment Payment Election Launch Date	August 21, 2023	The commencement of the Commitment Payment Election and Subscription Election ATOP events, as described in the applicable Election Form attached hereto.
Commitment Payment Election Deadline	5:00 p.m., New York City time, on September 11, 2023, unless extended	The deadline for holders to make the Commitment Payment Election and automatically deliver their Proxies to vote in favor of a Scheme in the Solicitations in order to be eligible to receive the Commitment Payment in the applicable Scheme, and, if applicable, for Eligible Existing DL Notes Holders to make the Subscription Election in order to subscribe for the New Shares in the DL Scheme.
Practice Statement Letter Issued	Expected on September 12, 2023	DL, DIHL and DIFL deliver a letter to holders of Existing Notes, including to holders of the Existing DIFL Subordinated Notes if they are included in the DIFL Scheme, in accordance with the practice direction issued by the Bermuda Court pursuant to Circular No. 18 of 2007 dated October 8, 2007, to formally confirm their intention to apply to the Bermuda Court to seek the Convening Order.
Record Date for Voting by Ballot	Expected on September 12, 2023	The date for determining who may vote on the Scheme by ballot. Any holders of record on this date who are not making the Commitment Payment Election will be eligible to vote for or against the Schemes using the ballot.
Convening Hearing	Expected on September 22, 2023	DL, DIHL and DIFL appear before the Bermuda Court to seek the Convening Order.
Explanatory Statement for Schemes sent to Scheme Creditors	Expected on October 3, 2023	DL, DIHL and DIFL deliver materials for the Schemes following receipt of a Convening Order.
Chapter 15 Filing	As soon as reasonably practicable after the Explanatory Statement for the Schemes are sent to the Scheme Creditors	DL, DIHL and DIFL file for recognition of the Schemes under Chapter 15 of the U.S. Bankruptcy Code.

Voting Deadline	Expected to be 5:00 p.m., New York City time, on October 30, 2023, unless extended	For any holders not making the Commitment Payment Election, the deadline for holders to vote for or against the Schemes using a ballot.
Scheme Meetings	Expected on November 1, 2023	Formal voting in person or by proxy of Scheme Creditors with respect to each class in each applicable Scheme.
Replacement CUSIPs Assignment Date	Promptly after the Scheme Meetings; expected on November 2, 2023

In order to separately identify the Existing DIFL Notes for which the Commitment Payment Election was validly made, we intend to provide for the assignment of Replacement CUSIPs to such Existing DIFL Notes. On this date, the Existing DIFL Notes for which the Commitment Payment Election was validly made would be assigned the Replacement CUSIPs and be promptly released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs would no longer be blocked from trading by ATOP.

In the event that the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes following the Withdrawal Date and until the Withdrawal Deadline.

Withdrawal Date	Promptly after the Scheme Meetings; expected on November 2, 2023	Existing Notes may be withdrawn from ATOP starting on this date until the Withdrawal Deadline, but a holder that withdraws its Existing Notes from ATOP will, with respect to all Existing Notes withdrawn by such holder, (i) be deemed to have withdrawn its Commitment Payment Election and, if applicable, its Subscription Election and (ii) have relinquished all rights associated with any prior election. Holders that withdraw their Existing Notes from ATOP would therefore no longer be eligible to receive the applicable Commitment Payment, any Exit Preferred Shares or any Subscription DHL Common Shares in the Schemes, and would receive only the applicable Scheme Consideration in the Schemes.
Scheme Sanction Hearing	Expected on November 10, 2023	Following approval of the Schemes by the requisite majorities at the Scheme Meetings, DL, DIHL and DIFL seek an order from the Bermuda Court sanctioning the Schemes.
Withdrawal Deadline	20 business days prior to the Closing Date	Existing Notes can no longer be withdrawn from ATOP.
Funding Notice Date	No later than 15 business days prior to the Closing Date	The Information and Tabulation Agent will deliver the Funding Notice to the DTC Participant of each New Money Participant.

Funding Deadline	5:00 p.m., New York City time, 10 business days prior to the Closing Date	The deadline by which New Money Participants who are not Backstop Parties must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant. Defaulting Holders will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.
Backstop Funding Date	5:00 p.m., New York City time, 3 business days prior to the Closing Date	The deadline for the Backstop Parties to deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Shortfall pursuant to the Backstop Commitment Agreement (which deadline is subject to certain exceptions as set forth in the Backstop Commitment Agreement).
Closing Date	Expected to occur in the Fourth Quarter of 2023	New Securities (including the applicable Commitment Payment, if any) are issued pursuant to the terms of the Schemes.

Risk Factors

You should carefully consider the following risks, together with other information provided to you in this Solicitation Statement, in deciding whether to participate in the Solicitations. Some of the risks relate to the Schemes and the New Securities and others relate to our businesses. The occurrence of any of the events discussed below could have a material adverse effect on our business, results of operations or financial condition. If these events occur, the trading prices of the Existing Notes and/or the New Securities could decline, and Digicel Limited, Digicel MidCo Limited, Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and/or Digicel International Finance Limited may not be able to pay all or part of the interest or principal on the applicable series of notes, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

This Solicitation Statement contains “forward-looking” statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below and elsewhere in this Solicitation Statement. See “Forward-Looking Statements.”

Risks Relating to the Solicitations

If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.

If we achieve the 75% Condition, we expect to propose the Schemes by applying to the Bermuda Court for a Convening Order in respect of the Schemes. For the avoidance of doubt, subject to the terms of the RSA, we reserve the absolute right to propose the Scheme even if we do not achieve the 75% Condition. If we commence the Schemes and are successful in effecting the Schemes, we will be able to exchange all outstanding Existing Notes, even from holders that did not deliver their Proxy or voted against the applicable Scheme. Such holders will have their Existing Notes exchanged upon the economic terms laid out in the applicable Scheme as further described in “Description of the Schemes.”

The consideration to be received in the Schemes does not reflect any valuation of the Existing Notes or the New Securities, and none of us, the New Securities Issuers, the Existing Notes Trustee or the Information and Tabulation Agent makes any recommendation that any holder participate in the Solicitations.

We have made no determination that the consideration to be received in the Schemes represents a fair valuation of either the Existing Notes or the New Securities. We have not obtained a fairness opinion from any financial advisor about the fairness of the consideration to be received by holders in the Schemes.

None of us, the New Securities Issuers, the Existing Notes Trustee, the Information and Tabulation Agent or any affiliate of any of them makes any recommendation as to whether holders of the Existing Notes should participate in the Solicitations. Holders should consult their own tax, accounting, financial and legal advisors regarding the suitability for themselves of the tax, accounting, financial, legal or other consequences of participating or refraining to deliver their Proxies.

Holders of Existing Notes that do not make a valid Commitment Payment Election by the Commitment Payment Election Deadline will not be eligible to receive the applicable Commitment Payment. The DHL Common Shares that holders of Existing DL Notes receive as Scheme Consideration will be subject to dilution by, among other things, the Commitment Payment.

If holders of Existing Notes do not make a valid Commitment Payment Election by the Commitment Payment Election Deadline, they will not be eligible to receive the applicable Commitment Payment in the Schemes and will receive only the Scheme Consideration upon consummation of the Schemes. In addition, the Existing DL Notes Commitment Payment paid to holders of Existing DL Notes that make a valid Commitment Payment Election will dilute the DHL Common Shares issued as Scheme Consideration in the DL Scheme. Assuming all holders of Existing DL Notes make the Commitment Payment Election by the Commitment Payment Election Deadline, 2.31% of the DHL Common Shares would be issued in respect of the Existing DL Notes Commitment Payment in the DL Scheme, which would reduce the DHL Common Shares issued as Scheme Consideration in the DL Scheme from

48.78%4 to 46.47% of the DHL Common Shares, excluding any Rights Offering Equity Adjustment. See also “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.”

The Solicitation may not be completed or may be terminated or amended in our sole discretion.

No assurance can be given that the Solicitations will be completed. A Solicitation may not be completed if any of the conditions described under “Description of the Solicitations—Conditions to the Solicitations” are not satisfied or waived. Furthermore, subject to applicable law, the terms of the RSA and as provided in each Solicitation, the Company may, in its sole discretion, extend, amend or terminate such Solicitation at any time before such announcement and may, in its sole discretion, waive any of the conditions to such Solicitation either before or after such announcement. See “Description of the Solicitation—Conditions to the Solicitations.”

Holders are responsible for complying with the procedures of the Solicitations.

Each holder is responsible for complying with all of the procedures for delivering a Proxy. None of us, the New Securities Issuers, the Information and Tabulation Agent, the Existing Notes Trustee or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for informing the holders of irregularities with respect to any Proxy.

Risks Relating to the Schemes

Even if we propose a Scheme with respect to a series of Existing Notes, there is no assurance that the Bermuda Court will sanction such Scheme or sanction such Scheme upon the terms and conditions presented. The Schemes are also inter-conditional. If we enter into a Scheme with respect to a series of Existing Notes, you may be prevented from trading your Existing Notes of such series until the Scheme has been completed or terminated. We cannot provide you any assurance as to how long the Bermuda Court may take to sanction the Schemes, if at all.

The DL Scheme will require the consent of the holders of the outstanding Existing DL Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DL Notes present and voting at a court ordered meeting held to consider, and if thought fit, approve the DL Scheme. The DIFL Scheme will require the consent of holders of the outstanding Existing DIFL Unsecured Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DIFL Unsecured Notes, together with the consent of holders of the outstanding Existing DIFL Secured Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DIFL Secured Notes, in each case present and voting at court ordered meetings held to consider, and if thought fit, approve the DIFL Scheme. The DIFL Scheme will also require the consent of lenders under the Existing DIFL Term Loans representing in aggregate a majority in number of those lenders and at least 75% by value of the aggregate principal amount outstanding of the Existing DIFL Term Loans present and voting at a court ordered meeting held to consider, and if thought fit, approve the DIFL Scheme. The DL Scheme and the DIFL Scheme are inter-conditional and therefore if either scheme fails to obtain the requisite consent of Scheme Creditors in any class or the Bermuda Court declines to sanction a Scheme, the other Scheme will not be consummated.

In addition, as part of the DIFL Scheme we may also propose an exchange of any and all of the Existing DIFL Subordinated Notes. See “Description of the Schemes.” If we were to do so, in addition to the foregoing requirements, to be approved by the requisite majorities, the DIFL Scheme would require the approval by the outstanding Existing DIFL Subordinated Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DIFL Subordinated Notes.

Following approval at the court-ordered meetings, we will then apply by way of petition to the Bermuda Court for an order sanctioning the Schemes, at the hearing of which petition the Bermuda Court will sanction the Schemes

4 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

if it is satisfied that the requisite voting thresholds of each class of creditors have been met, the correct procedures have been followed, the proposed arrangements are fair and reasonable and that there are no other reasons why the Schemes should not be approved. Assuming the Bermuda Court sanctions the Schemes and upon filing the order of the Bermuda Court sanctioning the Schemes with the Registrar of Companies in Bermuda, all holders of Existing Notes (whether or not they voted in favor of the Scheme), subject to the terms of the applicable Scheme and subject to the satisfaction of any conditions precedent thereunder, will be compelled under the terms of the order of the Bermuda Court sanctioning the applicable Scheme to exchange all of the Existing Notes subject to the terms of the applicable Scheme for the applicable New Securities. We anticipate obtaining recognition of the Schemes under Chapter 15 of the U.S. Bankruptcy Code, which would cause the Schemes (and their effect on the Existing Notes) to become effective and binding on holders of Existing Notes under U.S. law.

Even if we decide to propose the Schemes, there can be no assurance that the Bermuda Court will sanction such Scheme, or sanction such Scheme upon the terms and conditions presented. Furthermore, even if the Schemes are approved at the court-ordered meetings of Scheme Creditors, it is possible for a person with an interest in the applicable Scheme (whether a holder of the Existing Notes of the applicable series or otherwise) to object to the applicable Scheme and to attend or be represented at the sanction hearing in order to make submissions that the Scheme before the Bermuda Court should not be approved and to appeal against the granting of the sanction order. Any such objections or appeal will delay or possibly prevent the implementation of the Schemes.

If we are able to consummate the Schemes, you will not receive the applicable New Securities until the sanction order is filed with the Registrar of Companies in Bermuda and any conditions specified in the Scheme are satisfied, which is expected to include recognition of such Schemes under Chapter 15 of the U.S. Bankruptcy Code and certain required governmental approvals in certain jurisdictions in which we operate. We cannot provide any assurance as to how long the Bermuda Court may take to issue the sanction order or how long it would take to obtain recognition of the Schemes under Chapter 15 of the U.S. Bankruptcy Code. While we intend to release the Existing DIFL Notes from the ATOP system following the Scheme Meeting for the DIFL Scheme and the assignment of the Replacement CUSIPs, as described in “Description of the Solicitations—Assignment of Replacement CUSIPs to the Existing DIFL Notes After Scheme Meeting,” in the event that the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes would remain in ATOP and be blocked from trading, and you may be prohibited from trading the applicable Existing Notes you hold for an indefinite period of time.

In order to consummate the Schemes, we must obtain certain governmental approvals, and if such approvals are delayed or not granted, consummation of the Schemes may be delayed or prevented.

Consummation of the Schemes is conditioned upon certain required approvals by relevant government authorities in certain jurisdictions in which we operate, including with respect to anti-trust and foreign direct investment. Although we have agreed to use reasonable efforts to obtain required governmental approvals, there can be no assurance that the required approvals will be obtained and no assurance that the Schemes will be consummated. As a condition to the approval of the Schemes, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of our business, which could materially and adversely affect our business and results of operations following the consummation of the Schemes. Furthermore, if approval would be required from the Federal Communication Commission of the United States and such approval is not likely to be received by December 19, 2023, then, the Company may proceed to complete the Schemes without such approval, and an entity owned by Mr. Denis O’Brien will retain any assets that may not be transferred in absence of such approval and shall continue to own and preserve such assets in the ordinary course of business until such approval is received. In such case, all of the benefit and burden of such assets will be passed through to, and be borne by, the Company until such approval is received and the assets are transferred to the Company.

We may not receive recognition of the Schemes in the United States or other countries.

If the Schemes are proposed with respect to the Existing Notes, even though the Schemes may be successful in Bermuda, there remains a risk that such effects would not be recognized in other countries. Although we have received advice that it is likely that the effects of the Schemes will be recognized in the United States upon the Chapter 15 recognition order being made, we cannot confirm whether other countries will recognize the Schemes. In the event the Schemes are not recognized in other places, holders of such series of Existing Notes would not be prevented from trying to enforce their rights against us in applicable courts. In parallel, if we elect to consummate the Schemes and are successful in obtaining an order from the Bermuda Court sanctioning the Schemes, we will file a recognition of the Schemes in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code.

Adverse publicity relating to the Reorganization Transactions may adversely affect the Digicel Group’s customer and supplier relationships and/or the market perception of the Group’s business.

Adverse publicity relating to the Reorganization Transactions may negatively impact on the Digicel Group’s customer and supplier relationships (including financial and insurance institutions) and/or the market perception of its business.

Existing suppliers may also choose not to do business with the Digicel Group, may demand quicker payment terms and/or may not extend normal trade credit. The Digicel Group may find it difficult to obtain new or alternative suppliers.

Counterparties may assert that implementation of the Schemes breaches certain of the Digicel Group’s contractual obligations or licenses.

There is a risk that counterparties assert that the proposal or the implementation of the Schemes, or taking any steps required to implement the Schemes, may constitute a breach of the Digicel Group’s obligations under one or more agreements or licenses. The consequences of such a breach may include the termination of such agreement, asserted acceleration of claims against the Digicel Group or termination of such license, which may negatively affect the results of operations and financial condition of the Digicel Group.

Risks Relating to Our Debt, the New Notes and the Guarantees

The New Notes Issuers’ leverage and debt-service obligations could have an adverse effect on their financial health and prevent the New Notes Issuers from fulfilling their obligations under the New Notes, diminish their ability to raise additional capital to fund their operations, limit the amount of cash they have available, for example for acquisitions and cash dividend payments, and limit their ability to react to changes in the economy or the telecommunications industry.

The New Notes Issuers have a substantial amount of debt and significant debt service obligations. After giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, DIFL’s total consolidated debt would be $2,728.3 million, which would include $1,016.5 million dollar equivalent of borrowings under the New DIFL Term Loans, assuming all lenders of Existing DIFL Term Loans elect to receive their Work Payment in the form of New DIFL Term Loans, $1,250.0 million aggregate principal amount of the New DIFL Secured Notes, assuming all holders of the Existing DIFL Secured Notes elect to receive their Work Payment in the form of New DIFL Secured Notes, and $461.8 million of other debt, primarily consisting of lease obligations and licensing fees. After giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, DML’s total consolidated debt would be $3,124.7 million, which would include $396.4 million aggregate principal amount of the New DML Unsecured Notes. DML will primarily look to cash generated by DIFL to provide funding to service its debt. The New DIFL Secured Notes Indenture and the New DIFL Credit Facility will permit DIFL to pay dividends to service such debt, subject to the satisfaction of certain financial and other conditions set forth in the New DIFL Secured Notes Indenture and the New DIFL Credit Facility.

The New Notes Issuers’ substantial level of indebtedness could have important negative consequences for the New Notes Issuers and to you as a holder of the New Notes. For example, it could:

•	require the New Notes Issuers to dedicate a large portion of their cash flow from operating activities to fund payments on their debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase the New Notes Issuers’ vulnerability to adverse general economic or industry conditions;

•	limit the New Notes Issuers’ flexibility in planning for, or reacting to, changes in their business or the industry in which the New Notes Issuers operate;

•	limit the New Notes Issuers’ ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict the New Notes Issuers from making strategic acquisitions or exploiting business opportunities;

•	make it more difficult for the New Notes Issuers to satisfy their obligations with respect to the New Notes and the New Notes Issuers’ other debt; and

•	place the New Notes Issuers at a competitive disadvantage compared to their competitors that have less debt.

In the event of significant and/or sustained financial difficulties, there is no guarantee that the New Notes Issuers would continue to be able to meet all of their debt service obligations. Any inability to meet such debt service obligations could result in insolvency proceedings or reorganization and investors could lose all or a significant portion of their investment.

The New Notes Issuers’ ability to pay principal and interest on the New Notes may be affected by Digicel Group’s organizational structure. The New Notes Issuers are dependent upon payments from their subsidiaries to fund payments to you on the New Notes, and their ability to receive funds from their subsidiaries is dependent upon the profitability of such subsidiaries and restrictions imposed by law and contracts.

The New Notes Issuers are holding companies that do not conduct any business operations. As a result, each relies upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Their subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay amounts due under the New Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

DIFL will be party to the New DIFL Credit Facility and the New DIFL Secured Notes Indenture, which impose substantial restrictions on DIFL’s ability to pay dividends. Any payment of dividends will be subject to the satisfaction of certain financial and other conditions set forth in the New DIFL Credit Facility and the New DIFL Secured Notes Indenture. The ability of DIFL and certain of their subsidiaries to comply with such conditions may be affected by events that are beyond its control.

A breach of any such conditions could result in a default under the New DIFL Credit Facility or the New DIFL Secured Notes Indenture, and in the event of any such default, the lenders under the New DIFL Term Loans or the holders of the New DIFL Secured Notes could elect to accelerate the maturity of all of the loans outstanding under the New DIFL Term Loans or all of the New DIFL Secured Notes. If the maturity of the loans outstanding under the New DIFL Term Loans, the New DIFL Secured Notes were to be accelerated, all of the outstanding debt under the New DIFL Term Loans and the New DIFL Secured Notes would be required to be paid in full before DIFL would be permitted to distribute any assets or cash to DML.

Future borrowings by DIFL can also be expected to contain restrictions or prohibitions on the payment of dividends by such subsidiaries to DML. In addition, if the maturity of the loans outstanding under the New DIFL Credit Facility were to be accelerated, then this could constitute a default under the indentures governing the New Notes.

The ability of the New Notes Issuers’ respective subsidiaries to make payments to the New Notes Issuers will also be subject to, among other things, the availability of profits or funds, applicable laws, such as foreign exchange control and other local laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends. In addition, although the New Notes Issuers maintain management control over all their respective subsidiaries, they have some subsidiaries with local minority equity participants who may object to payment of dividends.

Further, the creditors of DIFL’s subsidiaries have direct claims on such subsidiaries and their assets, and the claims of holders of the New DIFL Secured Notes are “structurally subordinated” to any existing and future liabilities of DIFL’s non-guarantor subsidiaries. This means that the creditors of DIFL’s non-guarantor subsidiaries have priority in their claims on the assets of the subsidiaries over creditors of DIFL, including the holders of the New DIFL Secured Notes. All of DIFL’s other consolidated liabilities other than the direct obligations of DIFL (including the New DIFL Secured Notes) are obligations of DIFL’s subsidiaries and are effectively senior to the New DIFL Secured Notes.

The New DML Unsecured Notes will be structurally subordinated to all existing and future obligations of DML’s subsidiaries, including DIHL and DIFL, and will be unsecured.

The creditors of the subsidiaries of DML, including DIHL and DIFL, have direct claims on those subsidiaries and their assets, and the claims of holders of the New DML Unsecured Notes will be “structurally subordinated” to any existing and future liabilities of DML’s subsidiaries, including the New DIFL Credit Facility and the New DIFL Secured Notes. All of DML’s indebtedness other than the New DML Unsecured Notes will be held by DML’s subsidiaries, which, after giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, would have been $2,728.3 million, all of which is structurally senior to the New DML Unsecured Notes. This means that the creditors of DML’s subsidiaries will have priority in their claims on the assets of those subsidiaries over DML’s creditors, including the holders of New DML Unsecured Notes. In the event of the bankruptcy, liquidation, reorganization or other winding up of DML, there may not be sufficient assets remaining to pay amounts due on any or all of the New DML Unsecured Notes then outstanding.

In addition, the New DML Unsecured Notes are unsecured and will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness. After giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, we would have had $2,266.5 million aggregate principal amount of secured indebtedness outstanding, including the New DIFL Secured Notes and the New DIFL Term Loans. Subject to the limitations set forth in the New DIFL Credit Facility and the New DIFL Secured Notes Indenture, we can incur additional secured debt. Upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of secured debt will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt and to be paid in full from the assets securing that secured debt before any payment may be made with respect to the New DML Unsecured Notes. Substantially all of the assets of DML’s subsidiaries will be pledged to secure the obligations under the New DIFL Credit Facility and the New DIFL Secured Notes. In addition, the terms of the New DML Unsecured Notes will permit us to pledge our other unencumbered assets in connection with additional indebtedness, subject to certain limits. Because the New DML Unsecured Notes will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of the New DML Unsecured Notes can be satisfied or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full or at all. If the value of such remaining assets is less than the aggregate outstanding principal amount of New DML Unsecured Notes and all other debt ranking pari passu with such notes, we may be unable to satisfy our obligations under the New DML Unsecured Notes. In addition, if we fail to meet our payment or other obligations under our secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on the New DML Unsecured Notes. As a result, you may lose a portion of or the entire value of your investment in the New DML Unsecured Notes.

Many of our assets have been pledged to secure other obligations and will not be available to holders of the New DML Unsecured Notes until those other obligations are satisfied.

Substantially all of our subsidiaries’ assets will be pledged to secure the obligations under the New DIFL Credit Facility and the New DIFL Secured Notes, which would have been $1,016.5 million and $1,250.0 million principal amount outstanding, respectively, after giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023. Claims of holders of the New DML Unsecured Notes against such other assets will be effectively subordinated to the claims of the holders of these other secured obligations. In addition, the terms of the New DML Unsecured Indenture permit DML and its subsidiaries to pledge their other unencumbered assets in connection with additional indebtedness, subject to certain limits.

The New Notes Issuers may be able to incur substantially more debt.

Subject to the restrictions in the indentures governing the New Notes and in other instruments governing the New Notes Issuers’ debt, the New Notes Issuers and their respective subsidiaries may be able to incur substantial additional debt in the future, which could be structurally senior to the New Notes, including secured debt. Although the terms of the indentures governing the New Notes and the instruments governing certain of the New Notes Issuers’ other outstanding debt contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and debt incurred in compliance with these restrictions could be substantial. To the extent new debt is added to the New Notes Issuers’ current debt levels, the substantial leverage-related risks described above would increase. For example, the New Notes Issuers will be required to use a portion of future cash flow from operating activities to service the principal and interest payments on their indebtedness, which will reduce the funds available for operations, including capital investments and business expenses.

Each New Notes Issuer’s ability to generate cash depends on many factors beyond its control, and each New Notes Issuer may not be able to generate cash required to service its debt, including the New Notes.

Each New Notes Issuer’s ability to make scheduled payments on the New Notes and each New Notes Issuer’s ability to meet its respective other debt service obligations or to refinance its debt depends on its future operating and financial performance and ability to generate cash. This will be affected by the New Notes Issuers’ abilities to implement successfully their business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond their control. If the New Notes Issuers cannot generate sufficient cash to meet their debt service obligations or fund their other business needs, they may, among other things, need to refinance all or a portion of their debt, including the New Notes, obtain additional financing, delay capital expenditures or sell assets. The New Notes Issuers cannot assure you that they will be able to generate sufficient cash through any of the foregoing. If the New Notes Issuers are not able to refinance any of their debt, obtain additional financing or sell assets on commercially favorable terms or at all, they may not be able to satisfy their obligations, including the New Notes. If this were to occur, holders of the relevant debt would be able to declare the full amount of such debt due and payable. The New Notes Issuers’ assets may not be sufficient to pay such amounts.

A significant increase in the New Notes Issuers’ net indebtedness or that of their parent entities could result in changes in the terms on which credit is extended to the New Notes Issuers.

A significant increase in the New Notes Issuers’ net indebtedness or that of their parent entities could result in changes to the terms on which banks and suppliers are willing to extend credit to them. For example, this could increase the New Notes Issuers’ costs of financing or cause them to become obligated to make early repayment on some or all of their indebtedness, either of which could have a material adverse effect on their business, financial condition and results of operations.

A downgrade in the New Notes Issuers’ credit ratings (or that of their parent entities) could negatively affect their ability to access capital and increase the cost of maintaining their credit facilities and any new debt.

Failure to compete effectively with the New Notes Issuers’ existing competitors and to adapt to new competition and new technologies or failure to implement the New Notes Issuers’ business strategies while maintaining their respective existing business could result in a loss of revenue, a decline in profitability, a decrease in the value of their businesses and/or a downgrade of their credit ratings, which could restrict their access to the capital markets. In addition, any downgrade in the New Notes Issuers’ credit ratings (or that of their parent entities) may have an adverse effect on the market price or marketability of the New Notes Issuers’ existing and future indebtedness. Restricted access to the capital markets increases to the cost of maintaining credit facilities and any debt incurred in the future could have a negative impact on the New Notes Issuers’ liquidity.

Each guarantee will be subject to certain limitations on enforcement and may be limited by applicable laws or subject to certain defenses that may limit its validity and enforceability.

Certain guarantors will guarantee the payment of the New DIFL Secured Notes on a senior secured basis and will provide the holders of the New DIFL Secured Notes and the applicable trustees with a direct claim against each relevant guarantor. However, the indenture governing the New DIFL Secured Notes will provide that each guarantee will be limited to the maximum amount that can be guaranteed by the relevant guarantor without rendering the relevant guarantee, as it relates to that guarantor, avoidable or otherwise ineffective or limited under applicable law, and enforcement of each guarantee would be subject to certain generally available defenses. The indenture governing the New DIFL Secured Notes will also permit guarantees by foreign subsidiaries to be limited to the extent necessary to comply with applicable local law, and these limitations could limit the value of the guarantees.

For example, the guarantee provided by Digicel (Trinidad & Tobago) Limited, a company incorporated under the laws of Trinidad and Tobago, will be limited to approximately $35 million, the total amount permitted to be guaranteed under applicable financial assistance laws. The guarantee given by Unigestion Holding, S.A., a company incorporated under the laws of Haiti, will be limited to approximately $105 million.

In addition, Curaçao Telecom N.V., a company incorporated under the laws of Curaçao, and New Millennium Telecom Services N.V., a company incorporated under the laws of Aruba, require a license from the Central Bank of Curaçao and Sint Maarten and the Central Bank of Aruba, respectively, to serve as guarantor. Applications for such licenses are pending, and there can be no assurance that they will be obtained. Moreover, even if obtained, such licenses may be subject to certain conditions and/or impose limitations on the guarantees provided. The Central Bank of Aruba has indicated, for instance, that the guarantee given by New Millennium Telecom Services N.V. may be limited to approximately $34 million.

Enforcement of any of the guarantees against any guarantor will be subject to certain defenses available to guarantors in the relevant jurisdiction. These laws and defenses generally include those that relate to corporate purpose or benefit, fraudulent conveyance or transfer, transfer at undervalue, avoidable preference, insolvency or bankruptcy challenges, financial assistance, preservation of share capital, thin capitalization, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally. The creditors of DML, DIFL or the guarantors could challenge the issuances of the New Notes or the guarantees as fraudulent conveyances or transfers, preferences, transfers at under value or on other grounds under applicable law. If one or more of these laws and defenses are applicable, a guarantor may have no liability or decreased liability under its guarantee depending on the amounts of its other obligations and applicable law. Limitations on the enforceability of judgments obtained in New York courts in such jurisdictions could also limit the enforceability of any guarantee against any guarantor.

A court could avoid the obligations under the New Notes or any guarantee or take other actions detrimental to the holders of the New Notes if, among other things, it were to determine that DML, DIFL or a guarantor:

•	issued the New Notes or guarantee with the intent to prefer or defeat or hinder, delay or defraud its existing or future creditors; or

•	received less than reasonably equivalent value or fair consideration in return for issuing the New Notes or the guarantee; and (i) was insolvent or rendered insolvent by reason of issuing the New Notes or the guarantee; (ii) was undercapitalized or became undercapitalized because of the relevant guarantee; or (iii) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay at maturity.

These or similar laws may also apply to any future guarantee granted by any of our subsidiaries pursuant to each indenture governing the New Notes, which are also subject to the risk of being avoided as a preference to the extent they are issued after the date this offering closes.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent such guarantor did not obtain a reasonably equivalent benefit from the issuance of the New DIFL Secured Notes.

The measures of insolvency for purposes of the fraudulent conveyance or transfer laws vary depending upon the law being applied in any particular proceeding, such that we cannot assure you which standard a court would apply in determining whether a guarantor was “insolvent” at the relevant time or that, regardless of method of valuation, a court would not determine that a guarantor was insolvent on that date, or subsequently rendered insolvent, or that a court would not determine, regardless of whether or not a guarantor was insolvent on the date its guarantee was issued, or subsequently rendered insolvent, that payments to holders of the New DIFL Secured Notes constituted preferences, fraudulent conveyances or transfers on other grounds under United States law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets;

•	the present fair saleable value of its assets or fair value of its property was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The liability of each guarantor under its guarantee will be limited to the amount that will result in such guarantee not constituting a preference, fraudulent conveyance or transfer or improper corporate distribution or otherwise being set aside (although this provision may not be effective to protect the guarantees from being avoided). However, there can be no assurance as to what standard a court will apply in making a determination of the maximum liability of each guarantor. There is a possibility that the entire guarantee may be set aside, in which case the entire liability may be extinguished.

Under U.S. law, to the extent a court avoids a guarantee as a fraudulent conveyance or transfer or preference or holds it unenforceable for any other reason, holders of the New DIFL Secured Notes would cease to have any direct claim against the guarantor that delivered the guarantee and would be creditors solely of DIFL and, if applicable, of any guarantor under the relevant guarantee which has not been avoided. In the event that any guarantee is invalid or unenforceable, in whole or in part, the New DIFL Secured Notes would be, to the extent of such invalidity or unenforceability, structurally subordinated to all liabilities of the applicable guarantor, and if we cannot satisfy our obligations under the New DIFL Secured Notes or any guarantee is found to be a preference, fraudulent conveyance or transfer or is otherwise set aside, we cannot assure you that we can ever repay in full any amounts outstanding under the New DIFL Secured Notes or that you would not have to return any prior payments on the New DIFL Secured Notes. Similar limitations could apply in other jurisdictions. See “Certain Insolvency Law and Local Law Limitations” for a summary description of certain limitations on the validity and enforceability of the New Notes and the guarantees and a summary of certain insolvency considerations in Bermuda, St. Lucia, Jamaica, Haiti, France, Trinidad and Tobago and the Cayman Islands.

Restrictions imposed by the indentures governing the New Notes and the agreements governing certain of the New Notes Issuers’ other outstanding debt, including the New DIFL Term Loans, will contain various covenants that limit the ability of the New Notes Issuers to take certain actions.

The indentures governing the New Notes and the agreements governing the New Notes Issuers’ other outstanding debt, including the New DIFL Term Loans, will contain various covenants that limit the New Notes Issuers’ flexibility in operating their respective businesses. For example, these agreements restrict, among other things, the New Notes Issuers’ ability and the ability of certain of their subsidiaries to, among other things:

•	borrow money;

•	pay dividends or make other distributions;

•	create certain liens;

•	make certain asset dispositions;

•	make certain loans or investments;

•	issue or sell share capital of its subsidiaries;

•	issue certain guarantees;

•	enter into transactions with affiliates; and

•	amalgamate, merge, consolidate, or sell, lease or transfer all or substantially all of its assets.

The New Notes Issuers cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect them, their future operations or capital needs, or engage in other business activities that may be in their interest, or react to adverse market developments. In addition, these restrictions and covenants may adversely affect DIFL’s ability to finance DIHL and its other parent entities.

In addition, the New DIFL Credit Facility will require DIFL to satisfy specified financial tests in order to permit DIFL to take certain actions. The ability of DIFL to meet these financial tests may be affected by events beyond DIFL’s control and, as a result, DIFL cannot assure you that it will be able to meet these tests. In the event of a default under the New DIFL Credit Facility, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, be accelerated and become due and payable. DIFL may be unable to pay these debts in such circumstances. If DIFL were unable to repay those amounts, lenders could proceed against the collateral granted to them to secure repayment of those amounts. DIFL cannot assure you that the collateral will be sufficient to repay in full those amounts and the amounts owing to the holders of the New DIFL Secured Notes. DIFL cannot assure you that the operating and financial restrictions and covenants in the New DIFL Credit Facility will not adversely affect its ability to finance its future operations or capital needs, or engage in other business activities that may be in its interest, or react to adverse market developments.

The New Notes Issuers may be unable to repurchase the New Notes of the applicable series as required upon a change of control.

If the New Notes Issuers experience a change of control, the New Notes Issuers would be required to make an offer to repurchase all of the New Notes of the applicable series outstanding at 100% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, the New Notes Issuers may be unable to do so because they might not have enough available funds at the time of such change of control to make the required purchase of such New Notes. See “Annex I—Description of the New DIFL Secured Notes—Purchase of Notes upon a Change of Control” and “Annex II—Description of the New DML Unsecured Notes—Purchase of Notes upon a Change of Control.” In addition, certain of the New Notes Issuers’ other outstanding indebtedness, and any future indebtedness, may limit their respective abilities to repurchase the New Notes upon a change of control.

Bermuda fraudulent transfer statutes allow courts, under specific circumstances, to limit your rights as a noteholder, which could result in your not being repaid in full.

As the New Notes are non-investment grade securities, they may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court’s power to disallow, reduce, subordinate or disenfranchise particular claims. In any reorganization or liquidation proceeding relating to the New Notes Issuers, holders of the New Notes may lose their entire investment, may be required to accept cash or securities with a value less than their original investment and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated may not compensate the noteholders adequately for the risks assumed. In particular, and without limiting the foregoing, under Section 36C of the Conveyancing Act 1983 of Bermuda, certain dispositions of a Bermuda company’s property are voidable (i) if the disposition was a disposition the dominant purpose of which is to put the property which is the subject of the disposition beyond the reach of a person or a class of persons who is making, or may at some time make, a claim against the transferor, and (ii) where the person seeking to set aside or void the disposition was, on the date of the disposition, not a person to whom an obligation was owed by the transferor, or they were a person whom the Bermuda Court is satisfied was a person who, on the date of disposition, was reasonably foreseeable by the transferor as a person to whom an obligation might become owed by the transferor. A creditor to whom the company owes an obligation at the time of or within two years from the date of the transaction must commence proceedings within six years of the later of (a) the date of the transaction or (b) the date upon which the obligation became owed; a creditor to whom a company owes a contingent liability at the time of the transaction, and the contingency giving rise to the company’s obligation to the creditor has since occurred, such creditor must commence proceedings within six years of the date of the transaction; and a creditor to whom a company owes an obligation in consequence of a claim where the cause of action accrued prior to or within two years of the transaction, such creditor must commence proceedings within six years from the later of (a) the date of the transaction or (b) the date upon which the cause of action accrued.

Only transactions made at an undervalue are capable of being avoided under Section 36C.

Furthermore, if a Bermuda company is being wound up, certain actions to avoid transactions may be brought under Bermuda law which may impose liability and/or void security interests of those involved in a restructuring or reorganization of the company. Such proceedings could potentially impact the New Notes Issuers or holders of the New Notes. In particular:

Under Section 237 of the Bermuda Companies Act, certain transactions, including payments to creditors, within six months prior to the commencement of liquidation may be set aside or held invalid if the transactions were made with the dominant intention of preferring those creditors over others.

Under Section 166 of the Bermuda Companies Act, in a winding-up by the court, any disposition of the property of a Bermuda company, and any transfer of shares, or alteration in the status of the members of the company, made after the commencement of the winding-up shall, unless the court orders otherwise, be void.

Furthermore, if a Bermuda company is being wound up, certain anti-avoidance actions may be brought under Bermuda law which may impose liability and/or void security interests of those involved in a restructuring or reorganization of the company. Such proceedings could potentially impact the New Notes Issuers or holders of the New Notes. In particular, under Section 246 of the Bermuda Companies Act, if in the course of the winding-up of a company it appears that any business of the company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the court may declare that any persons who were knowingly parties to the carrying on of the business in such manner shall be personally responsible, without any limitation of liability, for all or any of the debts or other liability of the company as the court may direct.

Under Section 239 of the Bermuda Companies Act, where a company is being wound up, a floating charge on the undertaking or property of the company created within 12 months of the commencement of the winding-up shall, unless it is proved that the company immediately after the creation of the charge was solvent, be invalid except to the amount of any cash paid to the company at the time of or subsequently to the creation of, and in consideration for, the charge.

An active trading market may not develop for the New Notes.

The New Notes Issuers cannot assure you as to the liquidity of any market that may develop for the New Notes of any series, the ability of holders of such New Notes to sell them or the price at which the holders of such New Notes may be able to sell them. The liquidity for any market for the New Notes of any series will depend on the number of holders of such New Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the relevant New Notes Issuers’ financial condition, performance and prospects, as well as recommendations by securities analysts. Historically, the market for non-investment grade debt, such as the New Notes, has been subject to disruptions that have caused substantial price volatility. The New Notes Issuers cannot assure you that if a market for the New Notes of a series were to develop, such a market would not be subject to similar disruptions. As a result, the New Notes Issuers cannot assure you that an active trading market for the New Notes of any series will develop or, if one does develop, that it will be maintained. If an active trading market does not develop or cannot be maintained, this could have a material adverse effect on the liquidity and the trading price of such New Notes. Market fluctuations, as well as economic conditions, have adversely affected the market price of many securities. The New Notes Issuers cannot assure you that these conditions will not adversely affect the market prices of the New Notes.

If a market for the New Notes of any series does develop, the New Notes Issuers also cannot assure you that you will be able to sell your New Notes, if issued, at a particular time or that the prices that you receive when you sell will be favorable. The New Notes Issuers also cannot assure you as to the level of liquidity of the trading market for the New Notes of any series.

The New Notes may be subject to restrictions on transfer.

The New Notes to be issued pursuant to the Schemes will be issued in reliance on the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes. The New Notes Issuers have not registered the New Notes under any other country’s securities laws. It is the holder’s obligation to ensure that the holder’s offers and sales of the New Notes within the United States and other countries comply with applicable securities laws.

Enforcing your rights against us or under the guarantees of the New DIFL Secured Notes by certain of our foreign subsidiaries across multiple jurisdictions may be difficult.

The New DML Unsecured Notes will be issued by DML, which is incorporated under the laws of Bermuda, and the New DIFL Secured Notes will be co-issued by DIHL and DIFL, both of which are incorporated under the laws of Bermuda. Your rights under the New Notes may be subject to the insolvency and procedural laws of Bermuda, and there can be no assurance that you will be able to effectively enforce your rights in such bankruptcy, insolvency or similar proceedings. In addition, the bankruptcy, insolvency, procedural and other laws of Bermuda may be materially different from, or conflict with, each other, including in the areas of rights of creditors, priority of government entities and other third-party and related-party creditors, ability to obtain post-bankruptcy filing loans or to pay interest and the duration of proceedings. The laws of Bermuda may not be as favorable to your interests as the laws of jurisdictions with which you are familiar. The application of these laws, or any conflict among them, could call into question what and how Bermuda’s laws should apply. Such issues may adversely affect your ability to enforce your rights under the New Notes in Bermuda or limit any amounts that you may receive.

In addition, certain of our existing subsidiaries that will guarantee for the New DIFL Secured Notes are organized in other jurisdictions, including Antigua and Barbuda, Aruba, Barbados, Bonaire, the Cayman Islands, Curacao, El Salvador, France, Haiti, Jamaica, Luxembourg and Trinidad and Tobago. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions, in the jurisdiction of organization of any future guarantor of the New DIFL Secured Notes or in another jurisdiction such as the United States. Your rights under the New DIFL Secured Notes and the guarantees will thus be subject to the laws of several jurisdictions, and you may not be able to effectively enforce your rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

DML and DIFL are incorporated under the laws of Bermuda. None of their directors or executive officers are residents of the United States. All or a substantial portion of their assets and those of their directors and executive officers are located outside the United States. As a result, it may not be possible for investors in their respective securities to effect service of process within the United States upon such persons or upon them or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. It is not clear whether a foreign court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws. See “Service of Process and Enforcement of Judgments.”

We have also been advised by our Bermuda counsel, Conyers Dill & Pearman Limited, that the United States does not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters with Bermuda. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable by the United States courts directly in Bermuda, although judgments of United States courts are enforceable by way of the process of common law enforcement of judgments. If the party in whose favor such final judgment on the merits is rendered brings a new suit in a competent court in Bermuda, the party may submit the final judgment that has been rendered in the United States to a Bermuda Court for the purpose of recognition and enforcement in Bermuda. A judgment by a federal or state court of the United States against the New Notes Issuers will be regarded by a Bermuda Court only as evidence of the outcome of the dispute to which such judgment relates, and a Bermuda Court may choose to rehear the dispute. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against the New Notes Issuers or their directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda or such jurisdictions against the New Notes Issuers or their directors or officers under the securities laws of other jurisdictions particularly if the New Notes Issuers does not submit to the jurisdiction of the court in the United States in which the proceedings take place.

Risks Relating to the Collateral for the New DIFL Secured Notes

Even though the holders of the New DIFL Secured Notes will benefit from a first-priority lien on the Shared Collateral, the representative of the lenders under the New DIFL Credit Facility will initially have the exclusive right to control actions (including the exercise of remedies) with respect to the Shared Collateral. The First Lien Intercreditor Agreement will contain customary provisions for a New York law intercreditor agreement, but will not contain any provisions that seek to address non-New York law insolvency and restructuring considerations typically available in non-New York law intercreditor agreements.

The rights of the holders of the New DIFL Secured Notes in the Shared Collateral (including the right to exercise remedies) will be subject to the First Lien Intercreditor Agreement among the Collateral Agent, New DIFL Credit Facility Administrative Agent, the Trustee and any representative for the holders of future pari passu obligations. Under the First Lien Intercreditor Agreement, any actions that may be taken with respect to the Shared Collateral, including the ability to cause the commencement of enforcement proceedings against the Shared Collateral or to control such proceedings, will be at the direction of the New DIFL Credit Facility Administrative Agent until the earlier to occur of (x) the discharge of all obligations under the New DIFL Credit Facility (which discharge does not include certain refinancings of the New DIFL Credit Facility) and (y) 180 days after the occurrence of an event of default under the agreement governing the series of first priority lien obligations representing the largest outstanding principal amount of indebtedness secured by a first priority lien on the Shared Collateral (excluding the New DIFL Credit Facility); provided that (a) such indebtedness is then due and payable in full (whether as a result of acceleration or otherwise) and (b) the representative of such indebtedness has complied with the applicable notice provisions and; provided further that such 180 day period will be stayed and will not occur and will be deemed not to have occurred with respect to any Shared Collateral (1) at any time the Collateral Agent on the instructions of the New DIFL Credit Facility Administrative Agent (or any other applicable authorized representative) has commenced and is diligently pursuing any enforcement action with respect to such Shared Collateral or (2) at any time the grantor of the security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

At any time that the New DIFL Credit Facility Administrative Agent does not have the right to instruct the Collateral Agent to take action with respect to the Shared Collateral pursuant to the First Lien Intercreditor Agreement as described above, then the authorized representative for the New DIFL Secured Notes or the authorized representative for the other pari passu debt that has the greatest outstanding principal amount could exercise such right to take action under the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, none of the Collateral Agent, the Trustee or the holders of the New DIFL Secured Notes may object following the filing of a bankruptcy petition or commencement of any other insolvency, restructuring or liquidation proceeding to (i) any debtor-in-possession financing that is not opposed or objected to by the controlling authorized representative or (ii) the use of the Shared Collateral to secure debtor-in-possession financing that meets certain specified conditions, subject to limited exceptions. After the filing of any bankruptcy petition or commencement of any other insolvency, restructuring or liquidation proceeding, the value of the Shared Collateral could materially deteriorate. For a description of important waivers by holders of the New DIFL Secured Notes and limits on their rights as secured creditors see “Annex I—Description of the New DIFL Secured Notes—Security—Intercreditor Agreement.”

The First Lien Intercreditor Agreement will contain customary provisions for New York Law intercreditor agreements governing priority of claims among secured creditors. See “Annex I—Description of the New DIFL Secured Notes—Security—Intercreditor Agreement.” While all of the DIFL Guarantors are incorporated, organized, formed, registered or have their center of main interest in jurisdictions other than New York, the First Lien Intercreditor Agreement will not contain provisions that typically would be included in these jurisdictions.

The lien of the Collateral Agent in the Collateral will be created pursuant to security documents entered into with the Collateral Agent and perfected in a manner that, under the laws applicable to the creation and priority of liens in the jurisdictions in which the Collateral will be mortgaged, charged or pledged, will give the holders of the New DIFL Secured Notes, in many cases, as a matter of law, second or third priority to the rights of the secured parties under the New DIFL Credit Facility. In such cases, holders of the New DIFL Secured Notes will have to rely on the Intercreditor Agreement to provide equal priority liens on such assets subject to applicable law in such local jurisdictions.

In addition, the lien of the Collateral Agent on the Collateral will be created pursuant to security documents entered into with the Collateral Agent and perfected in a manner that, under the laws applicable to the creation and priority of collateral in the jurisdictions in which the Collateral will be pledged, will give the holders of the New DIFL Secured Notes, in many cases, as a matter of law, second or third priority to the rights of the secured parties under the New DIFL Credit Facility. As a result, the first priority lien of the holders of the New DIFL Secured Notes with respect to the Shared Collateral will be dependent on the First Lien Intercreditor Agreement, which will provide that the rights of the holders of the New DIFL Secured Notes with respect to the Shared Collateral are secured on a first priority basis and to which the Collateral Agent, the New DIFL Credit Facility Administrative Agent and the Trustee will be a party. Such agreement may not be recognized in certain jurisdictions.

There may not be sufficient collateral to pay all or any of the New DIFL Secured Notes or it may be difficult to realize the value of the Collateral.

No appraisal of the value of the Collateral will be made in connection with the Schemes and the value of the Collateral in the event of liquidation will depend on market and economic conditions and other factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In the event of a foreclosure, liquidation, reorganization, bankruptcy or other insolvency proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the New DIFL Secured Notes. In addition, in the event of any such proceeding, the ability of the holders of the New DIFL Secured Notes to realize upon any of the Collateral may be subject to bankruptcy and insolvency law limitations.

The value of the Collateral and the guarantees could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition, unforeseen liabilities and other future events. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the New DIFL Secured Notes, the New DIFL Credit Facility and any future pari passu lien obligations. Any claim for the difference between the amount, if any, realized by holders of the New DIFL Secured Notes from the sale of the Collateral and the guarantees and the obligations under the New DIFL Secured Notes, the New DIFL Credit Facility and any future pari passu lien obligations will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables. Also, any disposition of the Collateral during a bankruptcy or insolvency proceeding outside the ordinary course of our business would require approval from the bankruptcy court (which may not be given under the circumstances).

To the extent that third parties enjoy prior liens on any of the Collateral, such third parties may have rights and remedies with respect to the Collateral that, if exercised, could adversely affect the value of the Collateral. In addition, certain assets, including Excluded Assets, will be excluded from the Collateral. Additionally, the terms of the New DIFL Secured Indenture will allow us to issue additional notes and additional debt that may rank pari passu with the New DIFL Secured Notes and incur refinancing indebtedness in certain circumstances. The New DIFL Secured Indenture will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Under the New DIFL Secured Indenture, any such additional notes issued pursuant to the New DIFL Secured Indenture and refinancing indebtedness or other additional debt incurred in accordance with the terms of the New DIFL Secured Indenture will rank pari passu with the New DIFL Secured Notes and be entitled to the same rights and priority with respect to the Collateral. Thus, the issuance of any such additional debt and refinancing indebtedness may have the effect of significantly diluting your ability to recover payment in full of the New DIFL Secured Notes from the then existing pool of Collateral.

In addition, the security interest of the Collateral Agent for the benefit of the holders of the New DIFL Secured Notes will be subject to practical problems generally associated with the realization of security interests in collateral. For example, the Collateral Agent may need to obtain the consent of a third party, including regulatory consents, to obtain or enforce a security interest in a contract. We cannot assure you that the Collateral Agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the Collateral Agent may not have the ability to foreclose upon those assets and the value of the Collateral may significantly decrease.

There are circumstances other than repayment or discharge of the New DIFL Secured Notes under which the Collateral will be released automatically, without the consent of the holders of the New DIFL Secured Notes or the Trustee, including in connection with any release of liens on such Collateral under the New DIFL Credit

Facility (other than in connection with the repayment in full or a refinancing of the New DIFL Credit Facility).

There are circumstances other than repayment or discharge of the New DIFL Secured Notes under which the Collateral will be released automatically, without the consent of the holders of the New DIFL Secured Notes or the Trustee. For example, the Collateral will be released automatically upon a sale, transfer or other disposal of such Collateral in a transaction not prohibited under the indenture governing the New DIFL Secured Notes to a person that is not DIFL or a DIFL Guarantor, in connection with the taking of an enforcement action by the Collateral Agent on the instructions of the applicable authorized representative in respect of any first priority lien obligations in accordance with the First Lien Intercreditor Agreement or upon any release of liens on such Collateral under the New DIFL Credit Facility (other than in connection with the repayment in full or a refinancing of the New DIFL Credit Facility) even if an event of default is continuing under the indenture governing the New DIFL Secured Notes. See “Annex I—Description of the New DIFL Secured Notes—Security—Release of Liens.”

The Collateral will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections that may exist in respect of the security interests which will be created under the New DIFL Credit Facility.

The Collateral will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the Trustee and Collateral Agent and any other creditors that have the benefit of senior priority liens on the Collateral securing the New DIFL Secured Notes from time to time, whether on or after the date the New DIFL Secured Notes are issued. In addition, foreign security filings outside of the United States in respect of the security interests of the New DIFL Secured Notes will only be made in jurisdictions (and in the manner) where such security filings have been made under the New DIFL Credit Facility. The existence of any such exceptions, defects, encumbrances, liens and other imperfections or lack of filings could adversely affect the value of the Collateral as well as the ability of the Collateral Agent to realize or foreclose on the Collateral for the benefit of the holders of the New DIFL Secured Notes. We have neither analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and imperfections, including the lack of any such filing in foreign jurisdictions outside of the United States, and the existence thereof could adversely affect the value of the Collateral as well as the ability of the Collateral Agent to realize or foreclose on the Collateral for the benefit of the holders of the New DIFL Secured Notes.

We will, in most cases, have control over the Collateral, and the sale of particular assets by us could reduce the pool of assets securing the New DIFL Secured Notes and any future guarantees. In addition, certain assets, including Excluded Assets, will be excluded from the Collateral.

Subject to the terms of the First Lien Intercreditor Agreement and the New DIFL Credit Facility, the Collateral Documents will allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the Collateral. In addition, we will not be required to comply with Section 314(d) of the Trust Indenture Act of 1939, or any other law governing the delivery of a certificate or opinion to the trustee prior to the release of collateral secured by a lien as the case may be. As a result, so long as no default or event of default under the New DIFL Secured Indenture would result therefrom, we may, among other things, without any release or consent by the Trustee, conduct ordinary course activities with respect to the Collateral, such as selling, factoring, abandoning or otherwise disposing of Collateral and making cash payments (including repayments of indebtedness). The lien on the Collateral will be automatically released upon any permitted disposition thereof to a person that is not DIFL or a DIFL Guarantor. See “Annex I—Description of the New DIFL Secured Notes.”

In addition, certain assets, including Excluded Assets, will be excluded from the Collateral. See “Annex I—Description of the New DIFL Secured Notes—Security” for the definition of “Excluded Assets.”

The value of the Collateral may not be sufficient to secure post-petition interest in bankruptcy.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding commenced by or against us in the U.S., holders of the New DIFL Secured Notes will only be entitled to post-petition interest under the Bankruptcy Code to the extent that the value of the Collateral is greater than the obligations outstanding under the New DIFL Secured Notes, the New DIFL Credit Facility and any other indebtedness secured by pari passu liens. In the event the value of the Collateral is equal to or less than such claims, the holders of the New DIFL Secured Notes will not be entitled to post-petition interest under the Bankruptcy Code or adequate protection for any undersecured portion thereof. No appraisal of the fair market value of the Collateral has been prepared in connection with the Schemes and we therefore cannot assure you that the value of the Collateral equals or exceeds the amount of such claims. See “—There may not be sufficient collateral to pay all or any of the New DIFL Secured Notes or it may be difficult to realize the value of the Collateral.”

In the event of our bankruptcy, the ability of the holders of the New DIFL Secured Notes to realize upon the Collateral will be subject to certain bankruptcy law and other limitations.

The ability of holders of the New DIFL Secured Notes to realize upon the Collateral will be subject to certain bankruptcy law limitations in the event a bankruptcy, liquidation, dissolution, reorganization or similar proceeding is commenced by or against us. Under the U.S. Bankruptcy Code, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case without bankruptcy court approval and may be prohibited from disposing of security repossessed from such a debtor without bankruptcy court approval, which may not be given or could be materially delayed. Moreover, the U.S. Bankruptcy Code generally permits the debtor to continue to retain and use collateral, including cash collateral, during bankruptcy, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect a secured creditor from the diminution in value of its collateral during the pendency of a bankruptcy case and may include cash payments or the granting of additional security or superpriority administrative expense claims if and at such times as the court, in its discretion, determines that there is a risk of diminution in value of the collateral as a result of the “automatic stay” of repossession or the disposition of the collateral during the pendency of the bankruptcy case and/or the ability of a debtor in bankruptcy to use collateral. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether or when the Collateral Agent could foreclose upon or sell the Collateral or whether or to what extent holders of New DIFL Secured Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

See also “Certain Insolvency Law and Local Law Limitations” for a summary description of certain limitations on the validity and enforceability of the New DIFL Secured Notes and the guarantees and a summary of certain insolvency considerations in Bermuda, St. Lucia, Jamaica, Haiti, France, Trinidad and Tobago and the Cayman Islands, and other foreign jurisdictions as applicable.

Your rights in the Collateral may be adversely affected by the failure to perfect security interests in the Collateral, including Collateral acquired in the future.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the Collateral may not be perfected with respect to the claims of the New DIFL Secured Notes if the Collateral Agent or its designee or predecessor is not able to take the actions necessary to perfect any of these liens on or prior to the date of the issuance of the New DIFL Secured Notes. Such failure may result in the loss of the security interest in the Collateral or the priority of the security interest in favor of the Collateral Agent for the benefit of the holders of the New DIFL Secured Notes against third parties.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. Furthermore, in certain jurisdictions, “blanket” or “floating” liens will not be available to secure any Collateral. The Collateral Agent will not monitor and has no obligation to monitor, and, unless we are required to do so under the terms of the Collateral Documents, we may inadvertently fail to inform the Collateral Agent of, the future acquisitions of property and rights that constitute Collateral, and necessary action may not be taken to properly perfect the security interest in such after-acquired Collateral. The Collateral Agent has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interest in favor of the New DIFL Secured Notes against third parties. As a result, the inability or failure of us or any DIFL Guarantor to promptly take all actions necessary to create properly perfected security interests in the Collateral may result in the loss of the priority, or a defect in the perfection, of the security interest for the benefit of the noteholders to which they would have been otherwise entitled. In addition, as described further herein, even if the liens on Collateral acquired in the future are properly perfected, such liens may potentially be avoidable as a preference in any bankruptcy or insolvency proceeding under certain circumstances. See “—Any future pledge of collateral or guarantee provided after the New DIFL Secured Notes are issued might be avoided by us or by a trustee in bankruptcy.”

The Collateral is subject to casualty risks.

Although we maintain insurance policies to insure against losses, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses in the event of a catastrophic loss. If there is a total or partial loss of any of the Collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the New DIFL Secured Notes.

To the extent it is determined in any jurisdiction that additional actions are required to secure the New DIFL Secured Notes on a perfected basis, security interests in certain Collateral may not be in place by the Closing Date or will not be perfected by the Closing Date. Creation or perfection of such security interests after the Closing Date increases the risk that such security interests could be avoided.

To the extent it is determined in any jurisdiction that additional actions are required to secure the New DIFL Secured Notes on a perfected basis, certain security interests in favor of the Collateral Agent may not be in place and/or perfected (to the extent possible under applicable law) as of the Closing Date. With respect to any liens on or security interests in the Collateral that are not created, maintained or perfected (to the extent possible under applicable law) on or prior to such date, we will use our commercially reasonable efforts to have all such security interests created, maintained or perfected (to the extent possible under applicable law) within 120 days of the Closing Date. Under the U.S. Bankruptcy Code, to the extent a security interest in certain Collateral is granted or perfected (to the extent possible under applicable law) after the date which is 30 days following the Closing Date, that security interest would remain at risk of being avoided as a preferential transfer by the pledgor (as debtor in possession) or by its trustee in bankruptcy if we were to file for bankruptcy within 90 days after the grant or after perfection, as applicable (or, under certain circumstances, up to one year). Other jurisdictions where we and the DIFL Guarantors will pledge assets have similar and sometimes longer hardening periods.

Any future pledge of collateral or guarantee provided after the New DIFL Secured Notes are issued might be avoided by us or by a trustee in bankruptcy.

The New DIFL Secured Indenture and the Collateral Documents will require us to cause the Parent Company and any subsidiary that guarantees the New DIFL Credit Facility to provide a guarantee of the New DIFL Secured Notes and will require us to cause the Parent Company and any such subsidiary guarantors to grant liens on certain assets that we, the Parent Company or any such subsidiary guarantor holds at the time the New DIFL Secured Notes are issued or acquires after the New DIFL Secured Notes are issued. Liens recorded or perfected (to the extent possible under applicable law) after the issue date may be treated under bankruptcy law as if they were delivered to secure previously existing indebtedness. Any future guarantee or additional lien in favor of the Collateral Agent for the benefit of the holders of the New DIFL Secured Notes might be avoidable by the grantor (as debtor-in possession) or by a trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting a future guarantee or additional lien was insolvent at the time of the grant and if such grant was made within 90 days before that entity commenced a bankruptcy proceeding (or one year before commencement of a bankruptcy proceeding if the creditor that benefited from the guarantee or lien is an “insider” under the Bankruptcy Code), and the granting of the future guarantee or additional lien enabled the holders of the New DIFL Secured Notes to receive more than they would if the grantor were liquidated under chapter 7 of the Bankruptcy Code, then such guarantee or lien could be avoided as a preferential transfer. In bankruptcy proceedings commenced within 90 days of a lien being granted or perfected (to the extent possible under applicable law), as applicable, to secure previously existing indebtedness, such lien is materially more likely to be avoided as a preference by the bankruptcy court than if granted and/or promptly recorded on the issue date (or within a 30-day safe harbor provided for in the Bankruptcy Code). Accordingly, if we or any guarantor were to file for bankruptcy protection after the issue date of the outstanding New DIFL Secured Notes and the liens had been perfected (to the extent possible under applicable law) less than 90 days before the commencement of such bankruptcy proceeding, the liens securing the New DIFL Secured Notes may be particularly subject to challenge as a preference as a result of having been delivered after the issue date. To the extent that such challenge succeeded, the holders of the New DIFL Secured Notes would lose the benefit of the security that the Collateral was intended to provide and could be required to turn over any payments on the New DIFL Secured Notes already made.

The security interests in the Collateral will be granted to the Collateral Agent rather than directly to the holders of the New DIFL Secured Notes and the ability of the Collateral Agent to enforce certain of the Collateral may be restricted by local law.

The security interests in the Collateral that will secure our and the DIFL Guarantors’ obligations under the New DIFL Secured Notes and the guarantees will not be granted directly to the holders of the New DIFL Secured Notes but will be granted only in favor of the Collateral Agent. The indenture that will govern the New DIFL Secured Notes provides that only the Collateral Agent acting at the direction of the applicable authorized representative pursuant to the First Lien Intercreditor Agreement has the right to enforce the Collateral Documents. As a consequence, holders of the New DIFL Secured Notes will not have direct security interests and will not be entitled to take enforcement action in respect of the Collateral, except through the Trustee, who will at the time it is entitled to do so pursuant to the First Lien Intercreditor Agreement (subject to the provisions of the indenture that will govern the New DIFL Secured Notes) provide instructions to the Collateral Agent in respect of the Collateral.

The ability of the Collateral Agent to enforce the Collateral may be restricted by local law. In certain jurisdictions, the security interests in the Collateral will be granted in favor of the Collateral Agent as beneficiary of parallel debt or analogous obligations, or “parallel debt.” This parallel debt is created to satisfy a requirement under the applicable laws that the Collateral Agent, as grantee of certain types of collateral, be treated as if they were creditors of the relevant security provider. The parallel debt is in the same amount and payable at the same time as the obligations under the New DIFL Secured Indenture and the New DIFL Secured Notes, or the “principal obligations.” Any payment in respect of the principal obligations shall discharge the corresponding parallel debt and any payment in respect of the parallel debt shall discharge the corresponding principal obligations. Although the Collateral Agent will have, pursuant to the parallel debt, a claim for the full principal amount of the New DIFL Secured Notes, holders of the New DIFL Secured Notes bear some risks associated with a possible insolvency or bankruptcy of the Collateral Agent. The parallel debt obligations referred to above will be contained in the New DIFL Secured Indenture or the intercreditor agreement, which will be governed by New York law. There is no assurance that such a structure will be effective before applicable courts as there is no judicial or other guidance as to its efficacy, and therefore the ability of the Collateral Agent to enforce the Collateral may be restricted.

Lien registers may not reveal all liens on the Collateral.

We cannot guarantee that the lien registers will reveal any or all existing liens on the Collateral. Any such existing lien, including undiscovered liens, could be significant, could be prior in ranking to the liens that will secure the New DIFL Secured Notes and could have an adverse effect on the ability of the Collateral Agent to realize or foreclose upon the Collateral.

Enforcing your rights against us or under the Collateral Documents across multiple jurisdictions may be difficult.

The Collateral Documents securing the New DIFL Secured Notes will be governed by, and not limited to, the laws of Bermuda, St. Lucia, Anguilla, Antigua & Barbuda, Aruba, Barbados, Bonaire, the British Virgin Islands, the Cayman Islands, Curacao, El Salvador, France, Guyana, Haiti, Jamaica, Luxembourg, Trinidad and Tobago and Turks and Caicos. Your rights under the Collateral Documents may be subject to the laws of Bermuda, St. Lucia and such other jurisdictions, including insolvency and administrative laws, and there can be no assurance that you will be able to effectively enforce your rights in the respective Collateral or in priority to such bankruptcy, insolvency or similar proceedings. In addition, the bankruptcy, insolvency, administrative and other laws of Bermuda, St. Lucia and such other jurisdictions may be materially different from, or conflict with, each other, including in the areas of rights of creditors, priority of government entities and other third-party and related-party creditors, ability to foreclose on Collateral, obtain post-bankruptcy filing loans or to pay interest and the duration of proceedings. The laws of Bermuda, St. Lucia or such other jurisdictions may not be as favorable to your interests as the laws of jurisdictions with which you are familiar. The application of these laws, or any conflict among them, could call into question what and how Bermuda’s, St. Lucia’s or such other jurisdictions’ laws should apply. Such issues may adversely affect your ability to enforce your rights under the Collateral Documents or limit any amounts that you may receive.

Your rights under the Collateral Documents will thus be subject to the laws of several jurisdictions, and you may not be able to effectively enforce your rights in multiple bankruptcy, insolvency and other similar proceedings.

Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

You may have difficulty enforcing U.S. bankruptcy and insolvency laws.

Under the Bankruptcy Code, U.S. bankruptcy courts are given jurisdiction over a debtor’s property wherever it is located, including property situated in other countries. However, courts outside of the U.S. may not recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, you may have difficulty administering a U.S. bankruptcy case or a ruling of a U.S. bankruptcy court involving DML and DIFL, because its center of main interest and/or the substantial majority of its respective property are located outside of the U.S. Any orders or judgments of a bankruptcy court in the U.S. may not be enforceable against DML and DIFL with respect to its property located outside the U.S.

Risks Relating to the New Shares

The value of the New Shares may fluctuate significantly.

The value of the New Shares may, in addition to being affected by DHL’s actual or forecast operating results, fluctuate significantly as a result of a large number of factors, some specific to DHL and its operations and some which may affect the telecommunications industry generally and which are outside DHL’s control, including, among others:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions; and

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances.

Any of these factors could result in a decline in the market price of the New Shares. In general, holders should be aware that the value of an investment in the New Shares may go down as well as up. DHL can give no assurance that the market price of New Shares will not decline below the implied price of the New Shares issued pursuant to the DL Scheme.

The New Shares will be unlisted and an active trading market for the New Shares may not develop.

Upon completion of the Schemes, the New Shares will not be listed on any stock exchange, and DHL has no current intention to list its shares. As a result, DHL will not be subject to any listing rules and regulatory regimes established by a stock exchange, including any corporate governance disclosure requirements, beyond those to which DHL is already subject.

There has been no prior trading market for the New Shares; prior to the completion of the Schemes, all of the DHL Common Shares have previously been held by DL. There can be no assurance that an active trading market for New Shares will develop or be maintained. As a result, the realization of an investment by a shareholder in DHL given DHL’s status as an unlisted company is likely to be more difficult than the realization of an investment in a company whose shares are listed on a stock exchange. The New Shares may therefore be difficult to sell compared to the shares of companies with more liquid trading markets and the share price may be subject to greater fluctuations than might otherwise be the case.

The New Shares are subject to restrictions on transfer.

The issuance of the New Shares has not been, and will not be, registered with the SEC under the U.S. Securities Act or the securities laws of any other jurisdiction. You may not offer the New Shares in the United States except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws, or pursuant to an effective registration statement. Furthermore, the New Shares are subject to certain restrictions on transfer under Bermuda law. It is your obligation to ensure that your offers and sales of the New Shares within the United States and other countries comply with applicable laws. See “Transfer Restrictions.” In addition, the transfer of the New Shares to any competitor is subject to the consent of DHL’s board of directors. See “Annex III—Description of the DHL Common Shares.”

Holders of the Existing DL Notes may be required to satisfy additional conditions under the DL Scheme to receive their allocation of New Shares under the DL Scheme.

The New Shares issued as part of the DL Scheme will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Shares, holders must provide certain registration details to DHL’s company secretary, Conyers Corporate Services (Bermuda) Limited, as described under “Book Entry, Delivery and Form—The New Shares.”

Shareholders may earn a negative or no return on their investment in DHL.

DHL faces significant competition, and DHL’s results of operations and financial condition are dependent on its performance in the markets in which it operates. There can be no assurance that DHL will pay dividends in the future nor as to the level of future dividends, if any. A dividend may never be paid and at present there is no expectation that DHL will pay dividends in the near future.

DHL’s ability to pay dividends will also depend on applicable laws and the level of distributions, if any, received from its subsidiaries. DHL’s subsidiaries will have no obligation, contingent or otherwise, to make any funds available for DHL to make distributions, and their ability to make distributions to DHL will be subject to, among other things, the availability of profits or funds, applicable laws, such as foreign exchange control and other local laws, and other limits imposed on the ability of companies to make distributions. The New Notes Issuers will also be parties to the New DIFL Credit Facility and the indentures governing the New Notes, which impose substantial restrictions on the New Notes Issuers’ ability to make distributions to DHL. Any distribution will be subject to the satisfaction of certain financial conditions set forth in the New DIFL Credit Facility and the indentures governing the New Notes, and the ability of the New Notes Issuers to comply with such conditions may be affected by events that are beyond their control.

The DHL Common Shares will be subject to dilution by shares or other equity awards to the extent issued pursuant to the MIP, upon conversion of the Exit Preferred Shares, upon exercise of the warrants issued pursuant to the Services Agreement and/or the issuance of additional equity by the Company in the future. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.

The DHL Common Shares may be subject to dilution. For example, the Exit Preferred Shares will (i) at DHL’s option, be convertible into DHL Common Shares at any time after the third anniversary of the Closing Date and (ii) be mandatorily convertible to DHL Common Shares on the fourth anniversary of the Closing Date, in each case at a conversion price based on the Accreted Liquidation Preference of the Exit Preferred Shares at the time of such conversion divided by an equity value of $400 million (after giving effect to such conversion). Any conversion of the Exit Preferred Shares into DHL Common Shares would significantly dilute the DHL Common Shares. In addition, holders of the Voting Exit Preferred Shares will vote together in a single class with holders of the Voting DHL Common Shares on an as-converted basis in respect of all matters requiring a shareholder vote, which will act to dilute the voting and control rights of holders of the Voting DHL Common Shares. Upon consummation of the Schemes, holders of the Voting Exit Preferred Shares will constitute 30.25% of the voting power of DHL, assuming

(i) $121 million of Voting Exit Preferred Shares are issued and outstanding, (ii) no reduction in the Exit Preferred Shares Offering Amount and (iii) all holders elect to receive Voting Exit Preferred Shares, and holders of the Voting DHL Common Shares would constitute only the remaining 69.75% of the voting power of DHL.

DHL may also issue additional shares or equity awards pursuant to incentive and compensation plans and agreements. Pursuant to the Services Agreement, Mr. Denis O’Brien will receive warrants to purchase 10% of the DHL Common Shares outstanding immediately after the Reorganization Transaction, which warrants may be exercised for six years after the Closing Date to purchase DHL Common Shares at an equity valuation for DHL and its subsidiaries based upon the Strike Price, and the Strike Price shall be denominated as a per share dollar amount based on a common equity value of $1.1 billion Further, on or after the effective date of the Schemes, DHL expects to establish a management incentive plan, which shall provide for the issuance of, at the discretion of DHL’s board of directors, equity and/or equity-based awards of up to 5% of the DHL Common Shares outstanding immediately after the Reorganization Transaction. In addition, DHL may seek to raise equity financing in the future and issue additional shares or convertible equity securities. Future offerings or issuances of equity securities or securities convertible into equity would dilute the holdings of DHL’s shareholders, which may adversely affect the market price of the DHL Common Shares and could impair DHL’s ability to raise capital through future sales of equity securities.

Changes in taxation legislation or interpretation of tax legislation could have a material adverse effect on DHL.

Changes in tax laws, including any tax laws of Bermuda, could adversely affect our tax position, including our effective tax rate or tax payments. In addition, there cannot be certainty that the relevant tax authorities are in agreement with our interpretation of applicable tax laws. If our tax positions are challenged by relevant tax authorities, the imposition of additional taxes could increase our effective tax rate and have a negative effect on our business, financial condition and results of operations. The occurrence of any of the foregoing tax risks could have a material adverse effect on our business, financial condition and results of operations.

Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders.

Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, all matters submitted to the DHL shareholders, including the election of directors and the approval of significant corporate transactions, will be decided by the vote of holders of the Voting DHL Common Shares and holders of the Voting Exit Preferred Shares, who will vote on all matters submitted to shareholder vote on an as-converted basis. Holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no ability to influence corporate matters put to a shareholder vote. Further, other shareholders of DHL may take actions that could involve risks to, or that may not be aligned with interests of, holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares. In addition, the lack of voting rights may result in a lower or more volatile price for the holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares.

Following the consummation of the Schemes, DHL will have major shareholders that will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and significant corporate transactions.

Immediately following the completion of the Schemes, it is expected that certain holders will become significant holders of the Voting Exit Preferred Shares and the Voting DHL Common Shares and will be able to exercise a degree of influence over matters requiring shareholder approval, including the election of directors, amendments to our and our subsidiaries’ constitutive documents, certain significant corporate transactions and the general strategic direction of DHL and its subsidiaries, and their interests may not in all cases align with your interests. The concentration of ownership may have the effect of delaying or deterring a change in control of DHL, could deprive investors of an opportunity to receive a premium for their New Shares as part of a sale of DHL and might affect the value of the New Shares. Any of the major shareholders may sell all or part of their holdings of New Shares in the future. Any such sale may adversely affect the value of the New Shares.

The New Shares are subject to drag-along, tag-along and pre-emption rights, and certain holders of the New Shares will have approval rights.

Holders, or groups of holders, of DHL Common Shares that exceed certain ownership threshold percentages of the New Shares will have certain approval or other rights that will give them outsized influence over DHL’s affairs. Holders of 60% or more of the DHL Common Shares will have drag-along rights to require a sale of DHL without the approval of other shareholders and, as a result, a shareholder may be forced to sell its DHL Common Shares without consenting to such a transaction. The exercise of such rights could force other shareholders to liquidate their DHL Common Shares at a specified price, which could be undesirable or below what such shareholders may otherwise be able to sell. In addition, any holder of DHL Common Shares will have customary tag-along rights in relation to a transfer or series of related transfers of 25% or more of the DHL Common Shares by a holder or group of holders of DHL Common Shares acting in concert, including on the same terms and the same per-share consideration as such transferring holder or group of holders of DHL Common Shares acting in concert. Such rights may make it more difficult for any shareholder to execute a transfer of 25% or more of the DHL Common Shares. Approval of holders of at least 60% of the DHL Common Shares will be required for (a) material changes to DHL’s or its subsidiaries’ organizational documents; (b) changes to the size of the board of directors of DHL; (c) merger, consolidation, reorganization or other business combination involving DHL or its significant subsidiaries; (d) material acquisitions or dispositions; (e) any fundamental change in the scope of the business of DHL and its subsidiaries and (f) entry by DHL into any liquidation, winding up or voluntary bankruptcy. Non-pro rata redemptions, recapitalizations, reclassifications or repurchases of DHL’s equity interests will require the approval of 70% of holders of the DHL Common Shares. These approval requirements may reduce DHL’s flexibility in conducting its operations and could prevent DHL from taking actions that it believes would be in the best interests of its business. DHL may not be able to obtain such approval when requested, or at all, which may impede its ability to engage in transactions that would benefit many of its shareholders. In addition, Mr. Denis O’Brien and holders of 5% or more of the DHL Common Shares will have pre-emptive rights in connection with any issuance of DHL Common Shares. These approval rights, tag-along rights and pre-emptive rights may make DHL less desirable for an acquisition, which could reduce the liquidity of the DHL Common Shares. See “Annex III—Description of the DHL Common Shares.”

An investment in DHL is speculative and carries a considerable degree of risk.

An investment in DHL is highly speculative, involves a considerable degree of risk and is suitable only for persons or entities which have substantial financial means and who can afford to hold their ownership interests for an indefinite amount of time.

There could be adverse tax consequences for our U.S. shareholders if we are a passive foreign investment company.

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes.

Based on the expected composition of DHL’s income and assets we do not believe that DHL was a PFIC for its taxable year ended March 31, 2023, and we do not expect DHL to be a PFIC in the foreseeable future. However, DHL’s PFIC status is a factual determination that is made on an annual basis. Because DHL’s PFIC status for any taxable year will depend on the manner in which it operates its business, the composition of DHL’s income and assets and the value of its assets from time to time, there can be no assurance that DHL will not be a PFIC for any taxable year.

If DHL were a PFIC for any taxable year during which a U.S. investor owned New Shares, such U.S. investor would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material Bermuda and U.S. Tax Considerations.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to DHL’s New Shares.

DHL is a Bermuda company and it may be difficult for you to enforce judgments against it or its directors and executive officers.

DHL is a Bermuda exempted company. As a result, the rights of holders of New Shares will be governed by Bermuda law and DHL’s memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. We expect that certain of DHL’s directors will not be residents of the United States, and a substantial portion of DHL’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against DHL or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against DHL or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against DHL or its directors or officers under the securities laws of other jurisdictions. See “Service of Process and Enforcement of Judgments.”

DHL’s bye-laws restrict shareholders from bringing legal action against its officers and directors.

DHL’s bye-laws contain a broad waiver by its shareholders of any claim or right of action, both individually and on its behalf, against any of its officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against DHL’s officers and directors unless the act or failure to act involves fraud or dishonesty.

Risks Relating to Our Business, Technology and Competition

We have previously undergone corporate restructurings in connection with our indebtedness.

We have previously undergone corporate restructurings in connection with our indebtedness. We may be unable to meet future debt service obligations out of current revenues and may have to rely, in part, on additional financing in order to do so. In the past, we have carried out debt restructuring transactions in connection with our inability to repay or service our indebtedness. In the future, we may again be unable to service our debt, including the New Notes, and may not be able to access sources of funding and may seek or be required to restructure our then outstanding debt, which may include the New Notes, thereby adversely impacting the market value and liquidity of the New Securities.

We face significant competition in each of the markets in which we operate and competitive pressures could have a material adverse impact on our business.

We face competition from established and new competitors in each of the geographic markets and businesses in which we operate. The nature and level of the competition we face varies for each of the products and services we offer. Our competitors include, but are not limited to, mobile, fixed-line, cable TV and broadband, subsea fiber and terrestrial fiber providers and ICT service providers.

In some of the markets in which we operate, our competitors may have more advanced technology, greater coverage areas, or both. Moreover, some of our competitors have more extensive engineering, marketing, personnel and capital resources. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants. For example, number portability is currently implemented in many of the markets in which we operate, and we expect that this will be implemented in several other markets over the coming years (including Barbados, Curaçao, Antigua, Turks and Caicos Islands and Guyana). The mobile telecommunications operators in each market compete for customers principally on the basis of services offered, price, marketing skills, quality and reliability of service and coverage area. Increased competition may result in pricing pressure, reduced margins and profitability, increased customer churn and the loss of revenue and market share. Price competition is especially significant on voice and short messaging services, which are largely commoditized, as the ability to differentiate these services among operators is limited. In the year ended March 31, 2023, 29% of our total revenue was generated from mobile voice. While our revenue from mobile data has increased in recent years, there is uncertainty as to whether the future growth in such services will be sufficient to replace any declines in mobile voice services.

Liberty Global plc is currently our principal competitor in many of the markets in which we operate. We also face a variety of other international, regional and local competitors in many of the markets in which we operate. Consolidation within the telecommunications sector in the markets in which we operate could result in, among other things, competitors with greater scale operating aggressively in these markets. In addition, in many of our markets, we compete against operators that are owned, partially owned or formerly owned by the local government or by the incumbent fixed-line provider, which may provide these competitors with competitive advantages not available to us, including greater economies of scale, the ability to offer bundles of services and subsidies of the mobile business with profits generated by the fixed-line business.

Additional licenses may be awarded in our markets (especially in those markets with only two providers), which could increase competition. For instance, in Barbados, a new mobile entrant, KW Telecommunications Inc., was recently issued a mobile license and is expected to launch in 2023. In Trinidad and Tobago, the government conducted a process for the awarding of a third mobile license in 2014. However, that process has stalled with no clear reason given by the regulator. It is also unclear how that process to award a third mobile license will proceed, if at all. In Jamaica, the government has granted a mobile license to Rock Mobile, which is expected to launch in 2023. In the French West Indies, a license was awarded on November 22, 2016 to a fourth mobile operator, Iliad Group (which operates under the “Free” brand), which has operations on mainland France and other markets. It launched commercial operations in the French West Indies in May 2022. Guyana, following liberalization of the telecommunications sector in October 2020, issued licenses to two additional operators, namely, E Networks, and Green Gibraltar. Finally, in Curaçao two potential competitors are either in the concession application process or preparing the application, and at least one of the applicants is considered likely to launch in the near future.

In addition, new competitors, such as cable companies that are able to leverage their existing networks to provide voice and data services, may enter the telecommunications markets and we may face additional competition from other communications technologies that are being or may be developed in the future. Those technologies include the provision of broadband satellite services by satellite with operators such as StarLink already seeking authorizations in the region, including in Trinidad and Tobago.

More generally, the rapid development of new technologies, services and products could impact our business as a wide variety of potential new competitors, including other telecommunications operators, cable operators and internet companies, enter the market. For example, the growth in internet connectivity has led to new entrants offering Voice Over Internet Protocol, or “VoIP,” services or audio or video content services delivered over the internet (referred to as “Over-The-Top” or “OTT” services), which provide additional competitive risks to aspects of our business. Such operators could displace the services we provide in wireless communication by using our customers’ internet access (which we may or may not provide) to enable the provision of voice calls and instant messaging services directly to our customers. The growth in internet connectivity will also likely enable the provision of content which may constitute an alternative to content provided by our mobile applications or cable TV services.

If we fail to compete effectively, or if aggressive competitive behavior by our competitors in pricing services or acquiring new customers would result in our not being able to maintain or increase our market share, that would have a material adverse effect on our revenue and results of operations and could result in a downgrade of our credit ratings, which could restrict our access to the capital markets. Both a material adverse effect on our revenue or results of operations and restricted access to the capital markets could have a negative effect on our liquidity.

Currency fluctuations or devaluations could reduce the amount of profit and assets that we are able to report.

Our revenue is predominantly denominated in local currencies, such as the Jamaican dollar, the Haitian gourde, the Trinidad and Tobago dollar, the Eastern Caribbean dollar, the Bermuda dollar, the Cayman Islands dollar, the Barbadian dollar, the Aruban florin, and other local currencies, while the majority of our long-term debt liabilities are denominated in U.S. dollars. Although the value of the Barbadian dollar, the Eastern Caribbean dollar, the Aruban florin, the Netherlands Antilles guilder (Curaçao), the Cayman Islands dollar and the Bermuda dollar are fixed to the U.S. dollar, we cannot provide any assurance that this will continue. On June 1, 2018, the Government of Barbados announced the suspension of interest and amortization payments due on its debts owed to external commercial creditors as part of a debt restructuring plan. While certain public commentary suggested that the Government of Barbados may devalue the Barbados dollar as part of this exercise, no such action has been taken to date. The Jamaican dollar, the Haitian gourde, the euro, the Guyanese dollar and the Trinidad and Tobago dollar fluctuate freely against the U.S. dollar, and any adverse fluctuations in these currencies may have an adverse impact on our earnings, assets or cash flows. The currencies of certain markets in which we operate can fluctuate significantly against the U.S. dollar. For example, for the year ended March 31, 2023, the average exchange rate of the Haitian Gourde, Euro and the Surinamese Dollar into the U.S. dollar depreciated in value by 31.5%, 4.4% and 37.5%, respectively, as compared to the average exchange rate for the year ended March 31, 2022. For the year ended March 31, 2023, 16% of our revenue was denominated in the Jamaican dollar, 16% of our revenue was denominated in the Trinidad and Tobago dollar, 7% of our revenue was denominated in the euro and 15% of our revenue was denominated in the Haitian gourde. A significant decrease in the value of a local currency relative to the U.S. dollar could have a material adverse effect on our results of operations and financial condition.

We seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as much as possible, assets and liabilities. Our ability to reduce our foreign currency exchange exposure is limited by our ability to borrow in local currency and enter into commercial contracts denominated in U.S. Dollars. We cannot assure you that in the future we will be able to fund our capital expenditure needs as well as reduce our foreign exchange exposure by borrowing in local currency. As a result, our exposure to market fluctuations or devaluations would be exacerbated.

Most of our subsidiaries receive revenue that is denominated in the local currency. The imposition of foreign exchange controls or the inability or delay in converting local currency to foreign currencies may have an adverse impact on our business and financial condition.

Most of our subsidiaries receive substantially all of their revenue in the currency of the markets in which we operate. We expect to derive substantially all of our revenue through funds generated by the operating subsidiaries and, therefore, we will rely on the ability of the operating subsidiaries to transfer funds to us. There are foreign exchange controls in some of the countries in which we operate, which could significantly restrict the ability of these subsidiaries to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, although we have experienced no material difficulty in obtaining permits to allow our subsidiaries to export cash to us. There can be no assurances, however, that this will continue to be the case. In particular, our businesses in Barbados and Trinidad and Tobago are subject to foreign exchange controls that could restrict our ability to convert local currencies and repatriate funds. For example, the Surinamese government has in the past imposed certain foreign exchange restrictions that require the Surinamese dollar to only be exchanged into foreign currency at prescribed rates with the Central Bank of Suriname. Similarly, the Central Bank of Curaçao has in the past suspended the issuance of foreign exchange licenses resulting from any transfers abroad. There can be no assurance that these foreign exchange controls will not be re-imposed. In addition, where such circumstances persist, it is possible that the governments of such countries may look to devalue the currency. Further, a few countries in which we operate restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that our ability to receive funds from our subsidiaries will not subsequently be restricted.

We are dependent upon interconnection agreements, transmission agreements, leased line agreements and roaming agreements.

We are dependent upon access to networks which are primarily controlled by the incumbent operators (many of which are current or former government-owned public telecommunications operators or competing fixed and/or wireless telephone operators). For example, we have voice interconnection agreements with Liberty Global (our primary competitor in many of our markets) in many of the Caribbean markets in which we and Liberty Global both operate. We also generally have interconnection agreements with other fixed and wireless providers in each of the markets in which we operate. In some markets, existing interconnection agreements may have expired, but those expired interconnection agreements typically roll over on an ongoing basis in accordance with their express terms and industry practice.

Significant delays may also be faced when negotiating new agreements, or renewing expired agreements. This is largely due to extensive commercial and technical negotiations that must take place in the case of new agreements, or in the case of renewals, due to termination rates that require amendment whether by agreement or through regulatory intervention, or due to changes that may be required following amendments made to mandated reference interconnection offer documents in some of our markets.

Our failure to enter into or maintain acceptable interconnection agreements with fixed-line and other wireless service providers in each of the markets in which we currently operate or will operate in the future could prevent our subscribers from calling the subscribers of fixed-line and other wireless service providers in a particular market, which could restrict the growth of the wireless services in any such market and may have a material adverse effect on our business and results of operations. Any failure or delay on the part of these telecommunication service providers in fulfilling their contractual or statutory obligations for a prolonged period of time could have a material adverse impact on cash flow available to our subsidiaries and us and, as a result, could adversely affect our business, results of operations or financial condition. Furthermore, we have received an increasing number of requests for interconnection from small locally domiciled carriers with domestic and/or international licenses. In most of our markets there is a legal requirement to interconnect with other licensed carriers. Since these carriers have no or a very limited number of local subscribers, they could aggressively start to compete for incoming international calls by undercutting our rates. This could materially reduce our revenue on incoming international minutes.

In addition, our results of operations are affected by the cost of transmission and leased lines to effect interconnection or in the provision of services generally to subscribers. There can be no assurance that we will be able to maintain transmission or leased line agreements on appropriate terms to maintain or grow our business. The increased usage of data services will require increased transmission capacity both within our markets and also in and out of our markets, primarily to the United States. There can be no assurance that we will be able to maintain or increase transmission capacity on appropriate terms to maintain or grow our business.

Regulators in all of our markets have reduced, or are expected to consider reducing, interconnection rates. Because we are often one of the larger suppliers of telecommunications services in the countries in which we operate, and as such, typically a net recipient of interconnect payments, this could have the effect of materially reducing our revenue.

Roaming is an important feature to many of our subscribers. Subscribers can only access another telecommunications provider’s wireless network if that other provider allows them to roam on its network. We rely on agreements with other wireless providers to provide roaming capability for our subscribers. For many of our customers the geographic scope of coverage and the rates we charge for roaming are factors when selecting a wireless service provider. Roaming rates are regulated in the French West Indies under European Union regulation (e.g., “roam-like-at-home” legislation, which was extended for 10 more years in April 2022) and may in the future be subject to regulatory review in our other markets. Such a review is underway by the ECTEL, which regulates five of our markets (St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) and is expected to result in some regulation and/or controls on prices for mobile roaming among these markets. In addition, in Jamaica the regulator, the OUR, has adopted a determination that requires that customer spending on post-pay roaming be subject to a cap so as to avoid “bill shock.”

Separately, the Caribbean Community has facilitated a review of roaming charges which led to discussions with Digicel and Flow culminating in the reduction and levelling of roaming charges throughout the Caribbean. On February 22, 2022, Flow and Digicel signed The Declaration of St. George’s-Towards the Reducing of Intra-Caricom Roaming Charges with the effect of significant savings for customers on an average of 70% on their roaming charges. In addition, the quality of service that our customers have when roaming may be inferior to the quality of service that we provide our customers, and our customers may not be able to use the advanced features that they enjoy when making calls on their home networks. Some of our competitors may be able to obtain lower roaming rates or more favorable roaming arrangements because of their affiliation with, or ownership by, other wireless service providers. Any perceived or actual differences in the quality of service, extent of roaming capability or cost of roaming as compared to our competitors may result in a loss of subscribers, which could have a material adverse effect on our business and results of operations.

Our mobile applications and Cable TV use content provided by third parties. We may have difficulty securing such content and as a result, such content may not be accepted or widely used by our customers.

We acquire rights to certain services for use by our Mobile and Cable TV subscribers. We make long-term commitments relating to these rights in advance even though we cannot predict the popularity of the services or ratings the programming will generate. License fees may be negotiated for a number of years and may include provisions which require that we must still pay part of the fees even if the service supplied is no longer popular.

The success of our Cable TV services depends on our ability to access an attractive selection of television programming from content providers. The ability to provide movies, sports and other popular programming is a major factor that attracts customers to Cable TV services. We may not be able to obtain sufficient high-quality programming from third-party producers for our Cable TV services on satisfactory terms or at all in order to offer compelling Cable TV services, which could result in reduced demand for, and lower revenue and profitability from, our cable services. In addition, many OTT operators are increasingly licensing content or developing their own proprietary content, which may result in content being either more expensive for us to license or being unavailable to us, which could result in more limited or less attractive content being available on our Cable TV services, or our customers choosing to purchase such OTT services instead of our Cable TV services.

Further, we have mainly acquired the businesses that provide our Cable TV services rather than developed these services in-house. There is a risk that if certain personnel in the acquired businesses leave their positions, our management team will not have the required skills to negotiate satisfactory contracts relating to such content, which would impact the competitiveness of our offering. In certain cases, the businesses we acquired may not have satisfactory contracts in place with the owners of such content which could complicate any ongoing or future contractual negotiations or lead to disputes with such parties including claims for copyright infringement.

The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use, and our Cable TV & Broadband (now branded as “Digicel +”) business fluctuates primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which we have acquired rights could lead to a fluctuation in our results of operations.

Our ability to maintain and to expand our telecommunications networks may be affected by disruption of supplies and services from our principal suppliers.

We rely on a limited number of leading international and domestic communications equipment manufacturers to provide network and communications equipment and technical support. The key suppliers of equipment for our existing networks are Huawei, Ericsson, ZTE and Alcatel. The key supplier of our handsets and accessories is Facey Telecom Commodity Company Limited, a distribution business that operates in regions including the Caribbean and Central America, with whom we have no affiliation or other relationship other than with respect to the supply and distribution of our products. Facey Telecom Commodity Company Limited supplies our retail channel with handsets from, among others, Apple, Alcatel, Microsoft, ZTE, Samsung, LG and Huawei, which currently account for substantially all of the handsets and accessories supplied to us. We do not have operational or financial control over our key suppliers, and we have limited influence with respect to the manner in which they conduct their businesses.

We believe there are a number of alternative suppliers of handsets and accessories available to us. Our agreement with Facey Telecom Commodity Company Limited allows for the contract to be terminated by us or by Facey Telecom Commodity Company Limited upon four months’ written notice, and we believe that we would be able to locate an alternative supplier or wholesale distributor within that notice period, although we may suffer some disruptions or incur increased costs as a result. In the event that we issue a notice of termination under our Facey Telecom Commodity Company Limited contract, we are required to purchase any remaining inventory that we have ordered from Facey Telecom Commodity Company Limited at their acquisition price and make such payment within 14 days of the date of termination.

In February 2017, we entered into a multi-year agreement with ZTE to provide certain equipment to us as part of our global network transformation program. In April 2018, ZTE was subject to a denial order issued by the U.S. Department of Commerce Bureau of Industry and Security. This had a material impact on ZTE’s operations and caused disruptions to our network upgrade and operating activities. In July 2018, the denial order was lifted and ZTE resumed the transfer of the remaining equipment to us. This transfer was completed in October 2018. We are also working with other equipment providers as part of our network modernization process.

If we are unable to obtain adequate alternative supplies of equipment or services in a timely manner or on acceptable commercial terms, or if there are significant increases in the cost of these supplies, our ability to maintain and expand our telecommunications networks may be materially and adversely affected.

Substantially all of our customers receive services from us on a prepaid basis and therefore we are exposed to higher risk of customer churn.

Prepaid customers, those customers that purchase credit in advance of service use, represented approximately 88% of our subscribers at March 31, 2023. Prepaid customers do not sign fixed term service contracts, which makes our customer base more susceptible to switching wireless service providers. Termination of our services by subscribers is referred to as churn. In addition, many of our subscribers are first time users of wireless telecommunications services, who have a tendency to migrate between service providers more frequently than established users. To the extent our competitors offer incentives to our subscribers to switch wireless service providers, through subsidizing or giving away handsets or other promotions, the risk of churn will increase. In addition, in some of the markets in which we operate, we may offer subscriber identity module only promotions, where there is no subsidized handset or similar incentive provided to customers, and in some cases this could lead to higher churn as the cost of acquiring a new or additional subscriber identity module may be lower for customers. Further, many of the markets in which we operate have started to consider whether or not to implement number portability, which, if implemented, may negatively impact our churn. Our inability to retain existing prepaid customers and manage churn levels could have a material adverse effect on our business and results of operations. For the years ended March 31, 2023 and March 31, 2022, our average levels of monthly churn were 4% and 4%, respectively.

Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

The Mobile and Cable TV & Broadband businesses that we operate are capital intensive with significant capital expenditures required to add customers to our network. Our Business Solutions (now branded as “Digicel Business”) business leverages our existing network infrastructure supported by the rollout of FTTB networks in targeted areas. As new technologies develop, equipment may need to be replaced or upgraded or a network may need to be rebuilt in whole or in part, at substantial cost to us, to remain competitive. For example, increased demand for bandwidth-intensive multimedia services will require us to upgrade our mobile networks to newer technologies that provide increased bandwidth and speed leading to a higher network cost per subscriber than in the past. We have launched LTE technology in all of our markets. In addition, we have acquired and are developing cable and fiber networks to expand our Cable TV & Broadband and Business Solutions businesses. Our customers expect that we will regularly introduce increasingly sophisticated telecommunications services which may require us to upgrade our networks and incur significant capital expenditures. We cannot assure you that unforeseen technological developments will not render our services unpopular with customers or obsolete. For example, for many years a majority of our smartphone subscribers had Blackberry handsets, but the general decline in Blackberry popularity led to customers switching to alternative devices such as Android smartphones. In addition, to the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our business and results of operations.

If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and could lose market share and revenue.

Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties that could delay the introduction of service in some areas and increase the cost of network construction. We lease most of the sites on which our cellular communications towers are located. Any failure or delay in securing the renewal of these leases on favorable terms could have a material adverse effect on our results of operations. In addition, in the French West Indies, the roll-out, operation and maintenance of our Radio Access Network is performed through a joint venture with Illiad and as such is not under our sole control. To the extent we fail to expand our network on a timely basis, we could experience difficulty in maintaining or expanding our subscriber base as our network or spectrum position may not be able to adequately support our existing or new subscribers. In addition, our ability to manage our business successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure in the future, including our billing systems, could have a material negative effect on our profits and results of operations. Expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to successfully expand its operations.

Expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to successfully expand our operations.

Our continued expansion has placed, and we expect will continue to place, a significant strain on our management and operations and financial resources. In addition, as we seek to diversify our product portfolio to include a variety of Business Solutions, Cable TV and content services, we will need to expand our managerial and operational resources. Management of growth and diversification will require, among other things:

•	stringent control of network build-out and other costs;

•	continued development of financial and management controls and information technology systems;

•	expansion of internal controls;

•	hiring and training of new and existing personnel;

•	greater regulatory compliance demands; and

•	coordination among our logistical, technical, accounting and finance personnel.

The expansion of our product portfolio could prove costly, time-consuming and divert our management’s attention from other day-to-day business matters.

Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the small number of qualified individuals. Our failure to successfully manage our growth and personnel needs could have a material negative effect on our business and results of operations.

There can be no assurance that our initiatives to drive growth in mobile data revenues and develop additional revenue streams will be successful, which could have a material adverse effect on our business, financial conditions and results of operations.

In recent years, we have experienced declines in financial and operational metrics like revenue, ARPU and Adjusted EBITDA as the telecom industry undergoes significant change, including a decline in voice usage. To counteract these declines, we have adopted various initiatives to drive growth in mobile data revenues and develop additional revenue streams. For example, we took certain tariff rebalancing actions, which have resulted in lower data revenues in the short-term but are targeted at stimulating subscriber retention, higher data usage and, ultimately, increased data revenues in the longer term. In addition, we are focused on developing our Business Solutions services, expanding our Cable TV & Broadband businesses, for example, by launching FTTH and FTTB networks in additional markets and launching Prime Bundles in our Mobile business. There can be no assurance that these initiatives will be successful, which could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that the planned deleveraging of our business will be successful, which could have a material adverse effect on our business, financial condition, and results of operations.

The Schemes will deleverage our consolidated balance sheet, and we intend to continue to deleverage our consolidated balance sheet through a combination of cost savings, EBITDA growth and other initiatives (which may include selling assets or raising equity). There can be no assurance that such deleveraging initiatives will work, and we may have to evaluate other potential transactions to deleverage our balance sheet and manage our liquidity.

Some of the locations of the operations of our subsidiaries expose us to the risk of significant disruptions of service should a natural catastrophe occur at or in the vicinity of such locations and the effects of extreme weather conditions, including as a result of global climate change, could negatively affect our business.

Some of our operating subsidiaries’ operations, such as billing systems, dealer management and commission handling, data warehousing, short messaging services, roaming reconciliation and network operating centers, have been centralized in central hubs. Such services are provided by our operations at the central hubs to the operating subsidiaries under service agreements negotiated on an arm’s-length basis. Although some of these operations have already been duplicated locally in each subsidiary and other operations will likely be duplicated for contingency purposes, a natural disaster affecting our central hubs, or a deterioration in the financial viability of our operations at such locations, could cause interruptions in, or termination of, services provided by our operations to the operating subsidiaries. As part of the “Digicel 2030” Transformation Program, we increased reliance on such central hubs and accordingly there are less local duplication of such services. It would be time-consuming and difficult to find a replacement service provider for such operations and any such events would have a material adverse impact on our business and operations and those of our subsidiaries.

In addition, extreme weather conditions or natural disasters—for example, the damaging impact of Hurricanes Irma and Maria on a number of markets in September 2017, the volcanic eruptions in Saint Vincent and the Grenadines more recently in April 2021, and severe tropical storms and rain events, which hampered and slowed down the recovery phase of the network operations—could again negatively affect our business. In particular, global climate change may increase the frequency and severity of adverse weather conditions, such as hurricanes, floods and other climatic events, which may interrupt or curtail our operations, or our customers’ operations, cause supply disruptions, result in a loss of revenue and damage to our equipment and facilities and negatively impact the economic health of the regions in which we operate.

Any expansion into new markets or new lines of business might not be successful.

As part of our ongoing business strategy, we regularly consider expanding into new geographic markets and into new lines of business through the acquisition of third parties or organic growth. For example, we have recently completed several acquisitions as part of our evolution into an integrated provider of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. There are substantial risks associated with such efforts, including risks that (i) revenue from such activities might not be sufficient to offset the development, regulatory and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities and (iii) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be a material negative effect on our business and results of operations.

Our current operations and our expansion plans have significant capital expenditure requirements and if we are unable to acquire such additional capital in a timely manner or at terms commercially acceptable to us, our business may be adversely affected.

We expect that the continuing expansion and development of our business will continue to require significant capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We incurred capital expenditures in cash of $256.0 million and $274.0 million in the years ended March 31, 2023 and March 31, 2022, respectively.

Our capital requirements may vary materially from those currently planned if, for example, our revenue does not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. We may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings under those facilities or agreements. In addition, we and our subsidiaries are all party to debt instruments that impose significant limitations on our and our subsidiaries’ ability to raise additional debt financing.

Our operations are subject to various operating risks including breakdowns of equipment, interruption of supplies and services and natural disasters, and resulting losses may cause a material adverse impact on our business and operations.

We use a wireless network in each of our markets and a microwave backbone system. In addition, we use cable and fiber networks in certain of our markets. The continued operation of our networks involves many risks, including the breakdown of transmission equipment, the failure of billing and other core network software systems, the interruption of required power supplies and the effect of hurricanes and other natural disasters common in the Caribbean. For example, in September 2017, Hurricanes Irma and Maria crossed the Caribbean causing damage to a number of countries and territories (including Anguilla, Barbuda, the British Virgin Islands, Commonwealth of Dominica, the Dominican Republic, Haiti, Puerto Rico, Saint Martin, St Maarten and the U.S. Virgin Islands) and certain of our assets. Although facilities in each of our markets contain certain redundancies and back-up mechanisms, there can be no assurance that any such breakdown or failures would not prevent the affected facility from performing. In addition, the outbreak of COVID-19 or a similar outbreak in the regions in which we operate could adversely impact the operation of our network infrastructure. Any insurance maintained to protect against certain of these operating risks may not be adequate to cover lost revenue or increased expenses. Breakdown or failure of equipment and/or systems in any of our markets may significantly reduce our revenue or increase our costs and adversely impact our business and results of operations.

The COVID-19 pandemic has caused and may continue to cause a material adverse impact on our business and operations.

Our business, operations and financial performance have been negatively impacted by the COVID-19 pandemic and related public health responses. The pandemic and related public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions, the closure of hotels and resorts, the promotion of social distancing and the adoption of work-from-home and online learning by companies and institutions, have adversely affected demand for our communications services, with the most severe impact in markets that are the most dependent on tourism. In addition, any further resurgences in COVID-19 and the related initiatives imposed to stem these resurgences may result in supply chain disruption, including certain critical vendor services, which could have an adverse impact on our ability to serve our customers. If any of our suppliers face significant business disruptions as a result of COVID-19 or a similar outbreak, our business and financial condition could be materially adversely impacted, including from any disruption to critical vendor services or loss of business. In addition, countries have sought and may in the future seek new or increased revenue sources due to fiscal deficits that resulted from measures taken to mitigate the adverse economic impacts of COVID-19, such as, among other things, imposing new taxes on the products and services we provide.

Potential acquisitions or other strategic investments may require us to incur substantial additional debt and integrate new technologies, operations and services and we may not be able to execute our acquisition strategy successfully.

We regularly consider opportunities to expand our business in the Caribbean, Central America and other regions through acquisition of licenses, mergers and acquisitions, joint ventures or other forms of strategic investment in other wireless operators. Any strategic investment we pursue may cause us to incur substantial additional indebtedness to finance the investment or, in the case of an acquisition, to assume the indebtedness of the entities that are acquired.

In addition, we may not be able to obtain the requisite regulatory approvals to consummate such transactions. For example, we agreed in 2012 to sell our El Salvador business to America Movil but the required regulatory approval was not obtained and the sale of the El Salvador business did not proceed. Furthermore, obtaining governmental approvals may cause delays in the consummation of a sale or impose additional costs associated with such transactions, and we would be subject to business uncertainties while the sale is pending. By way of further example, the Fair Trading Commission in Jamaica challenged our acquisition of the Claro Jamaica business from America Movil in 2012, claiming that the acquisition would lessen competition in the market. The court of first instance ruled against us on certain preliminary points in May 2012, which ruling was appealed. The Court of Appeal of Jamaica reversed the decision made at first instance and ruled in our favor. The Fair Trading Commission filed a limited appeal on certain points of law with the Privy Council, and in August 2017, the Privy Council found in favor of the Fair Trading Commission but with no effect on the closing of the transaction.

Furthermore, we may encounter difficulties in integrating acquired operations with our own operations, including the financial information of the acquired operations, as a result of a range of factors including different technologies, services or service offerings. These actions could prove costly or time-consuming or divert our management’s attention from other business matters. Our business strategy includes pursuing new license opportunities in markets in which we do not operate, and we expect that other wireless telecommunications operators, including some of our existing competitors, have or will obtain licenses in some of the markets where we are seeking licenses. The competition to obtain or renew licenses is increasingly intense. As such, we may have to pay substantial license fees and/or spectrum allocation fees in certain markets, as well as meet specified network build-out requirements. We cannot assure you that we will be successful in obtaining any further wireless telecommunications licenses. If we obtain more licenses, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all. We would likely face significant competition from incumbents and may not be successful in these launches.

We rely on key management personnel, and our inability to retain our current personnel or attract other talented professionals may have an adverse impact on our business.

Our success to date has been influenced by the abilities and telecommunications operating experience of our senior management team, including Mr. Denis O’Brien and others. If we lose the services of one or more of our executive officers or key employees or if one or more of them decides to join a competitor, we may find it difficult to find replacements with similar knowledge and experience, especially in relation to our business. As a result, our business, results of operations and financial condition could be adversely affected. Our future success will depend on our continued ability to attract, retain and motivate skilled employees and other senior management personnel. If we are unable to attract skilled professionals, or fail to integrate them into our organization or retain them after we have invested resources in their training, our ability to compete and our operations will be affected. In addition, some members of our senior management team are not parties to non-compete agreements covering the entire Caribbean and Central American markets. Therefore, a loss of key management personnel may have a material adverse effect on us.

Currently, Mr. Denis O’Brien, Digicel’s founder and Chairman of the DGHL board of directors, owns substantially all of DGHL’s shares, and DGHL in turn indirectly owns all of our shares. Following the consummation of the Reorganization Transactions, he will own a significantly smaller percentage of our shares. While Mr. Denis O’Brien is expected to remain on our board of directors and we expect to enter into the Services Agreement with Mr. Denis O’Brien for him to, among other things, provide services to us in a manner consistent with (i) his current role as Executive Chairman of DL’s board of directors and (ii) current and past practices, Mr. Denis O’Brien may allocate his time among his other business activities and we may not benefit from his knowledge and expertise regarding our business and industry to the same extent as before.

We and our parent entities are party to a number of arrangements with affiliates, and some of them may not be on an arm’s-length basis.

We and our parent entities are party to a number of arrangements with affiliates controlled by Mr. Denis O’Brien, the Digicel’s founder and Chairman of DGHL’s board of directors.

We and our parent entities may enter into additional related party transactions in the future. We cannot assure you that the consideration in these transactions would not be different and more favorable to us were they conducted with an unaffiliated third-party.

Although we currently exercise management control over all of our subsidiaries, we own less than 100% in certain companies and this ownership structure carries certain risks. Disagreements or unfavorable terms in the shareholders agreements governing such subsidiaries could adversely affect our operations or affect our ability to cause our subsidiaries to pay us dividends.

In nine of our markets, operations are partly owned by local investors holding minority positions ranging from 1% to 49%. We may also make new acquisitions or investments whereby we will hold less than 100% in these companies. Owning such majority interests carries certain risks, including:

•	conflicts between the policies or objectives adopted by our partners and those adopted by us or non-compliance by such partner with the policies or objectives adopted by us, particularly regarding insurance coverage and sanctions compliance;

•	reputational risks from associating with our partners;

•	disagreement with our partners over the performance of their obligations;

•	disputes as to the scope of each party’s responsibilities;

•	financial difficulties encountered by our partners affecting their ability to perform their obligations;

•	financial or other obligations of joint ventures, which may be (partially or wholly) guaranteed by us in certain locations;

•	approval requirements imposed by shareholder agreements with certain investors may limit our flexibility and ability to implement strategies and tactics that we believe are in our best interests;

•	our ability to withdraw funds, including dividends, from those subsidiaries depends on receiving the consent of the other investors; and

•	the requirement to purchase the equity interest of partners.

These and other risks may result in a deadlock situation and an inability to distribute profits or make further necessary investments.

Our forecasts and plans for these operations assume that our local partners will fulfill their obligations to contribute capital. If any of our local partners fail to observe their commitments, it is possible that the affected subsidiary would not be able to operate in accordance with our business plans or that we would have to increase the level of our investment to give effect to these plans.

While the precise terms of the arrangements vary, our operations may be affected if disagreements develop with our local partners. Any disagreements with the minority shareholders in our subsidiaries may have an adverse effect on our business and results of operations. In addition, in some cases, we may receive less information on the business activities of these companies than it would on one of our wholly-owned subsidiaries and we will typically not have full control over the companies’ conduct of business as certain topics are reserved matters for which decision making requires unanimity of the joint venture participants. Rights of minority shareholders may negatively affect our ability to control certain subsidiaries. If such conflicts or problems arise, they could have a material adverse effect on our business, financial condition and results of operations.

We operate in some markets that are considered politically and economically unstable, which could negatively affect our operations.

We currently have interests in wireless telecommunications operations in 25 markets in the Caribbean region and one in Central America. We are subject to government regulation in each market. The governments in these markets differ widely with respect to structure, constitution and stability and some of these countries lack mature legal and regulatory systems. Recent political, security and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. Some of these countries have experienced political, security and economic instability in the recent past and may experience instability in the future. Furthermore, certain countries in which we operate, such as Haiti, or in which we may operate in the future, face significant challenges relating to lack, or poor condition, of physical infrastructure, including transportation, electricity generation and transmission.

For example:

•	Haiti has experienced significant instability, which may continue. Conditions in Haiti were exacerbated by the earthquake in January 2010, which caused extensive damage in the country’s capital, Port-au-Prince, and surrounding areas and, more recently, cholera, hurricanes and civil unrest arising from poor economic conditions (including fuel shortages) and political uncertainty. Haiti’s long-term recovery is dependent on foreign aid, which may not be sufficient to address the country’s needs, and this could adversely affect our business. More recently, civil unrest and political uncertainty has been exacerbated, which has led, on multiple occasions, to violent unrest and popular uprisings. Economic activity has deteriorated, which has impacted adversely on our operations. Following the Haitian government’s removal of fuel subsidies in September 2022, fuel prices have increased significantly, further exacerbating civil unrest, violence and disruption to economic activity. Barricades have been erected systematically on all major routes across the country, severely impacting our operations. In particular, we have faced difficulties in refueling sites and keeping towers operational. We are prioritizing highly utilized sites, but we have experienced, and expect to continue to experience, significant disruptions to our services in Haiti. We expect further significant negative impacts to our operations and financial performance as a result of the instability in Haiti. In addition, inflation in Haiti has increased and the exchange rate has continued its depreciation relative to the

U.S. dollar, further impacting our results of operations. The Haitian gourde depreciated by 31.5% relative to the U.S. dollar in the year ended March 31, 2023, which affected our revenue for the year ended March 31, 2023, and has continued to depreciate significantly relative to the U.S. dollar since March 31, 2023.

•	Jamaica has historically had very high public debt to GDP ratios, with public debt previously hovering around 123% of GDP. In the past, it has suffered credit ratings downgrades by Standard & Poor’s and Moody’s and has had difficulties servicing its public debt. While Jamaica’s public debt has improved and there have been a number of upgrades to its credit rating, there is no assurance that the situation will not deteriorate or that credit rating downgrades will not occur again in the future. The IMF has previously noted that significant social reforms still need to be implemented to ensure the future sustainability of public finances. There are no assurances that these reforms will be implemented successfully, which may cause public debt to rise again in the future.

•	The Government of Barbados has in the past completed restructurings of its sovereign debt. There can be no assurances that the sovereign debt situation in Barbados will not deteriorate again in the future, which may lead to future sovereign debt restructurings.

These challenges could interrupt our operations and could have a material adverse impact on our ability to maintain and grow our business.

Potential inflation in local economies may affect some customers’ ability to pay for our subsidiaries’ services, and it may also adversely affect the stability of the communications market in those areas.

Our operations are dependent upon the economies of the markets in which we have interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, GDP and interest and foreign exchange rates. We may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for our subsidiaries’ services. In addition, these fluctuations may affect the ability of the market to support our existing wireless telephone interests or any growth in wireless telephone operations. It is also possible that a period of significant inflation in any of our markets could adversely affect our costs and financial condition.

We may be affected by fluctuations in interest rates, which may have an adverse impact on our business and financial condition.

Our existing debt consists, in part, of U.S. dollar-denominated variable rate instruments based on the SOFR. Changes in interest rates are driven by market conditions, the interest rate policies of various governments and central banks, and other circumstances beyond our control. Any future increase in the SOFR or the bond funding rate will increase our cost of debt financing, resulting in an increased use of cash flow from operating activities to service our indebtedness. Such an increase could adversely affect our results of operations and financial condition.

Some of our customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances may adversely affect our operations.

Many of the countries in which we have operations depend on remittances from emigrants as a source of foreign currency. Many of our customers depend on such remittances as either a primary or secondary source of income. Any circumstance, law, regulation or event that restricts, reduces or prevents these remittances may have an adverse effect on our operations.

We collect, store, use and otherwise process personal and sensitive data and our systems may be the target of potential cyber-attacks and other security breaches that could have significant negative consequences.

We collect, store, use and otherwise process personal data, including customer data, particularly through our mobile applications, such as for mobile financial services and business solutions. Our data processing activities are increasingly subject to privacy and data protection laws in the various jurisdictions in which we operate, such as the European Union General Data Protection Regulation in the French West Indies. Regulatory authorities in some of the markets in which we operate have the right to audit us and impose substantial fines if they find we have not complied with applicable laws and regulations and adequately protected personal data.

Although we take precautions to protect our and our customers’ data in accordance with applicable privacy and data protection requirements, we are exposed to a range of cybersecurity and other information security threats in our businesses, and these threats, which continue to become increasingly frequent, sophisticated and diversified, include an increased number of cyber extortion and ransomware attacks. These threats may come from a variety of sources, including organized criminal groups, terrorists, nation states, nation-state supported actors and others. Security breaches and other threats including cyber-attacks, computer hacking attacks, computer viruses, worms or other destructive or disruptive software, phishing attacks, ransomware attacks, process breakdowns and denial of service or information attacks could cause a degradation or disruption of our services, damage to our properties, equipment and data, or unauthorized disclosure of our or our employees’, customers’ or shareholders’ personal or confidential information. We have experienced breaches of our systems in the past and may experience new breaches in the future. Our security measures may also be breached due to employee malfeasance or error, and outside parties may attempt to fraudulently induce our employees or customers to disclose personal or sensitive information or otherwise gain access to our data or our employees’, customers’ or shareholders’ data, including information subject to data protection laws and regulations. In addition, as we share certain information with our resellers and other third-party partners, such information is vulnerable to unauthorized access through the systems of these third parties. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on servers connected to the internet.

While we develop and maintain systems and processes designed to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems and processes are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, there can be no assurance that unauthorized access and security breaches will not occur in the future. In addition, because the techniques used to obtain unauthorized access to systems, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may not be able to anticipate or detect these techniques or implement adequate preventive measures. Further, we may experience delays in developing and deploying remedial measures designed to address any identified vulnerabilities. As cyber threats continually evolve, we may be required to devote substantial additional resources to modify or enhance our systems and processes.

Any security breach or unauthorized access, including a ransom-style cyber-attack or similar incident that impedes our ability to use or access our information systems for an extended period of time, or any violation of applicable privacy and data protection laws or regulations, could cause significant legal and financial exposure, including lost revenue due to business interruption, increased expenditures on security measures, litigation, monetary damages, regulatory enforcement actions, fines or other penalties. In addition, we may be subject to regulatory or contractual obligations to notify individuals, regulatory authorities or others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and could require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. Any concerns about our privacy practices or the effectiveness of our security measures, even if unfounded, could damage our reputation and cause us to lose customers.

Most of the countries in which we operate do not have universal service obligations; however, if such obligations were introduced, the profitability of our operations could be negatively impacted.

In certain of the countries in which we operate, the access to telecommunications services may differ widely between urban and rural areas. When such services are available in rural areas, they are usually at significantly higher cost to providers than in urban areas, due to lower population density and access challenges due to lack of basic infrastructure, in particular roads and electricity. The purpose of universal service obligations is to provide access to persons in non-urban and isolated areas to telecommunications services by infrastructure build-out through subsidies at fair, reasonable and affordable rates. Currently we are subject to such universal service contribution obligations in some of our markets, which involves the imposition of levies on telecommunications operators to contribute to the development of infrastructure in such areas. It is possible that further markets in which we operate will introduce universal service contribution obligations in the future, which could have a negative impact on our profitability.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations, which had been pending since 2013. These regulations establish the Universal Service framework and require operators to pay fees into a Universal Service fund. The fees are calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services. The regulator in Trinidad and Tobago commenced levying the Universal Service fee on operators at the end of 2016.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) approved regulations that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. In November 2016, this increase became effective in Grenada. The proposed regulation has not yet been adopted in the other markets of St. Lucia, St. Kitts and Nevis and Commonwealth of Dominica.

Our brands are subject to reputational risks.

The brands under which we sell our products and services, including the Digicel brand, are well-recognized brands across the geographic markets in which we operate. Our brands represent a material and valuable asset. Although we try to manage our brands, we cannot guarantee that our brands will not be damaged by circumstances that are outside our control or by third parties such as hackers, sponsorees, or interfaces with our clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. A failure on our part to protect our image, reputation and the brands under which we market our products and services may have a material adverse effect on our business and results of operations.

We may incur significant costs from wireless fraud, which could negatively affect our operating results.

We may incur costs and revenue losses associated with the unauthorized use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnect costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges.

The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on our financial condition or the results of our operations.

Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber. Actual or perceived risks of mobile handsets or base stations could make it difficult to find attractive sites for mobile base stations or cell towers and reduce our growth rates, customer base and average usage per customer.

Our business is subject to litigation and legal claims that could materially adversely affect it.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the conduct of our business. Our business is subject to the risk of litigation involving current and former employees, clients, vendor partners, suppliers, competitors, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable.

Risks Relating to Legislative and Regulatory Matters

The telecommunications operations market is heavily regulated and changes in regulation could adversely affect us.

The licensing, construction, ownership and operation of telecommunications networks and the grant, maintenance and renewal of telecommunications licenses, as well as radio frequency allocations and interconnection arrangements and other attendant matters relating to our operations are regulated by different governmental authorities in each of the markets that we serve. In addition, such matters and certain other aspects of telecommunications operations, including, for instance, rates charged to customers, carriage of international traffic, international settlement rates, interconnection charges or quality of service provision, may also be subject to regulation in each of the markets we serve. Changes in the regulation of our activities, such as increased or decreased regulation affecting retail or wholesale pricing, the terms of interconnect arrangements with other fixed-line telephone or mobile operators, or requirements for increased capital investments, could have a material adverse effect upon our business and results of operations.

Mobile termination rates and other network interconnect rates are generally regulated. In many of the markets in which we operate such rates are regulated, and regulators are following the global trend towards decreasing rates with a move towards regulating the setting of interconnection rates based on the putative cost of providing such interconnection services.

An example would be the significant decline in mobile termination rates applicable to our operations in the French West Indies. On November 2, 2010, the French regulator, the Autorité de Régulation des Communications Électroniques et des Postes, implemented mandatory phased reductions on maximum mobile voice termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 22% on January 1, 2015 and a further 3% on January 1, 2017. In April 2020, the European Union published an act imposing new phased reductions on these rates of 5% on May 1, 2021, 21% on January 1, 2022, 27% on January 1, 2023 and 50% on January 1, 2024. Likewise, regulation (EU) n° 531/2012 on roaming on public mobile communications networks within the EU, which was to expire on June 30, 2022, has been renewed for another 10 years. In Jamaica, the regulator reduced the mobile termination rates in 2021 to J$.76 effective October 1, 2021 and to J$.69 effective December 1, 2021 for a period of five years. In El Salvador, in August 2011, the regulator introduced a 12.5% reduction in mobile termination rates and also introduced further reductions of 11.9%, 14.8%, 21.6% and 12.5% in 2012, 2013, 2014 and 2015, respectively. There have been no further reductions since 2016. In Anguilla, the regulator introduced decreased interconnection rates in October 2012 that has, over a phased period, decreased the mobile termination rates by approximately 66%. In Barbados, the Fair Trading Commission published a decision in March 2015, effective in August 2015, which reduced mobile termination rates by approximately 80% over a two-year period. In May 2018, the ECTEL markets advised of the completion of a process to review mobile termination rates, which resulted in a reduction in the wholesale rate for mobile termination of up to 50% in the first year and up to 95% over a three-year period commencing in June 2018.

The regulators in Trinidad and Tobago and Guyana have also launched regulatory consultation processes aimed at determining new cost-based termination rates, which could ultimately involve reductions in mobile termination rates. In Trinidad and Tobago, the regulator has also established maximum incoming international termination rates that can be charged to other local operators. We cannot predict which countries will in fact reduce interconnection rates, when these rates will be reduced or the level by which they will be reduced. It is likely that interconnect rates will be under pressure to be reduced when the interconnection agreements in any of our other markets are due to be re-negotiated or amended. As noted above, mobile termination rates have already been significantly reduced in Jamaica, Haiti, El Salvador and the French West Indies. These processes and any other rate changes or changes to key financial metrics brought about through the imposition of regulatory measures could adversely affect us.

We also typically require other governmental permits, including permits for the construction and operation of cell sites in each of the markets that we serve. Obtaining such permits may be difficult, which could delay launches of, or improvements to, our networks. In addition, some of the smaller markets in which we operate, including Anguilla, Antigua and Barbuda, the Cayman Islands, Grenada, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines, require foreign-controlled companies to obtain permission from governmental officials to lease or own real property. We have not obtained any such permissions. We could be required to make payments to obtain such permissions, or be required to find new leases. We currently do not expect any such costs to be material.

A number of regulators have commenced an examination of roaming services. These include Trinidad and Tobago and markets regulated by ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica). These reviews may result in obligations being imposed on us relating to price transparency, caps on roaming spend and/or price controls.

In 2018, the regulator in Trinidad and Tobago initiated a market review process for the wholesale fixed and mobile termination markets and the retail fixed and mobile markets. In December 2021, the regulator issued a request for information with a view to assessing whether any of the mobile operators are dominant. In the event that we are found to exercise significant market power, we may be subject to additional regulation, including possible price regulation of retail tariffs.

In 2022, regulators in the British Virgin Islands, Turks and Caicos Islands and Cayman Islands have indicated a market review process may be imminent to assess operators’ dominance or significant market power status, and the outcome of such reviews may lead to price regulation.

Regulation of the Internet is evolving, and unfavorable changes or failures by us to comply with these laws and regulations could substantially harm our business and results of operations.

In certain of our markets, the laws and regulations governing use of the Internet are evolving. Any such existing and future laws or regulations may impede the growth of the Internet or other online services in such markets or otherwise adversely affect our operations. These laws and regulations could relate to the services being provided, user privacy, data protection, pricing, quality of service, content, copyright, distribution, electronic contracts and other communications, consumer protection, universal service obligations and Internet access.

In addition, it may not be clear how existing laws governing matters such as intellectual property ownership and personal privacy apply to the Internet in our markets. Any changes in the applicable law and regulations relating to these matters may negatively impact our business.

A number of governments are introducing general data protection and privacy laws and regulations and failures by us to comply with these laws and regulations could substantially harm our business and results of operations.

Our operations in the French West Indies are subject to the EU General Data Protection Regulation, which came into force in May 2018, relating to the protection of natural persons with regard to the processing of personal data and the free movement of personal data. This regulation, which imposes strict obligations in case of personal data processing, directly applies to our subsidiaries located in the French territories but also impacts the relationships with Digicel companies and our providers because of the scope of protection of this regulation, especially with regards to transfers of personal data to third countries where an adequate level of protection is considered as not ensured. This framework also provides for significant fines for any non-compliance with the terms of the legislation.

A Data Protection Law came into force in the Cayman Islands in September 2019. This imposes similar obligations to those which apply under the EU General Data Protection Regulation in the French West Indies. Data protection laws are also in force, or will shortly be brought into force, in Aruba, British Virgin Islands, Barbados, Bermuda, Bonaire, Curaçao, Cayman Island, Montserrat, St. Kitts & Nevis, St. Lucia, and laws making some provision for data protection are in force in the majority of our operating territories, including Trinidad and Tobago. In addition, and also influenced by the EU General Data Protection Regulation framework, Jamaica has adopted data protection laws that are awaiting promulgation. Furthermore, other governments in the markets in which we operate have also signaled their intention to introduce data protection legislation. Depending on the provisions of such legislation, it may result in additional direct costs for us in our initial compliance with that legislation and/or it may have operational impacts on the conduct of our business, including to the direct marketing of our services.

We could be subject to unexpected political, economic or legal developments that impact telecommunications regulations, particularly in countries where the regulatory regimes are less well-established.

The regulatory regimes in most of the countries in which we operate are generally less well-established than in developed countries where meaningful regulation in the telecommunication industry has existed for a longer time. As a result, our operations could be subject to unexpected political, economic or legal developments that impact telecommunications regulation, which could adversely impact our business. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on interest or dividends from the subsidiaries and tax concessions in certain operations), foreign exchange, export controls or otherwise in these or other jurisdictions will not change. The number of regulatory measures that our operations are subject to may also increase or become more onerous in these countries as these countries reform their telecommunications laws. Some countries such as Bonaire, Curaçao, Jamaica, Barbados, Trinidad and Tobago, Guyana, Suriname, St. Lucia, St. Vincent and the Grenadines, Grenada, Commonwealth of Dominica, Antigua, Barbuda, British Virgin Islands, and Turks and Caicos Islands have announced plans to reform, or are in the process of reforming, their telecommunications laws. Any changes in the applicable law and regulatory framework relating to our activities may negatively impact our business.

For example, in Jamaica, the regulator designated our Jamaica operation and our other mobile competitor as dominant public voice carriers. As a result, we became subject to more regulation in Jamaica, in particular in relation to interconnection rates. For example, the Jamaican regulator, the OUR, imposed regulated prices for mobile termination through the imposition of new mobile termination rates at the end of May 2013 following its cost model consultation process. As a result, mobile termination rates were set at J$1.1 (approximately one U.S. cent). This rate was revised in 2021 to J$0.76 effective October 2021 and to J$0.69 effective December 1, 2021 for a period of five years. The actions taken by the OUR were facilitated by the introduction of a new telecommunications policy which resulted in a comprehensive update to the applicable Telecommunications legislation. While the new government had previously indicated that new legislation would have to go through proper consultation and debate before being considered for a vote, in May 2012, the Jamaican parliament approved a new bill to amend the Telecommunication Act without any consultation with the industry. This bill was passed by Parliament as “emergency legislation,” which legislation significantly increased the powers of the OUR, including the ability to set interim termination rates and interim retail price caps; award damages to third parties; conduct search and seizure of an operator’s premises and property without the need for a court order; request any information that the OUR deems to be of interest; disclose information that is currently considered to be confidential and set termination rates based on specified cost accounting principles. These extended powers granted to the OUR by the passing of this emergency legislation in 2012 may have a material adverse impact on our retail and wholesale revenue and generally our operations in Jamaica. In addition, the government of Jamaica introduced two new taxes on the telecommunications sector in July 2012 and, in February 2013 made these subject to a general consumption tax. See “—We may be subject to further taxes or fees imposed by various governmental entities.” In addition, our competitors are often state-owned or have ties with the government. As such, they may receive financial support from the state, and be subject to less onerous regulations than we are.

In 2020, in Turks and Caicos Island, the Minister for Telecommunications insisted that all operators must meet the Belonger Status requirement mandated under the Telecommunications Ordinance. This is a requirement whereby businesses in Turks and Caicos Islands must have no less than 51% local ownership/shareholding. While Digicel previously enjoyed an exemption from such a requirement, in March 2022 the Minister indicated that in respect of Digicel’s renewed license, Digicel’s exemption from Belonger Status is to be limited to three years, which if followed through could see Digicel being forced to divest in order to comply with local control requirements.

In some of our markets, we may not be granted the licenses we apply for in order to provide our products, such as Cable TV & Broadband. Our licenses and frequency allocations are subject to ongoing review which may result in modification, early termination, revocation or non-renewal.

We may not be granted the licenses we apply for in order to provide the products we may wish to offer, or we may experience delays in obtaining such license. For example, our application for authorization for a fixed license in Guyana has been pending since 2020, and, even if we obtain authorization for a fixed license, the regulator may impose onerous conditions on us in connection with such authorization. In addition, the continued existence and terms of wireless telecommunications licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination or revocation. For example, such a review process is currently underway in the British Virgin Islands and Turks and Caicos Islands. While we would not expect to be required to cease operations in any market at the end of the term of our business arrangement, license or permit, we cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. For example, in Aruba, our license was renewed in January 2013; however, the renewal is subject to onerous conditions such as requirements to install equipment in Aruba that is currently operated out of a central location outside of Aruba, thus increasing our capital expenditure. Further, in Aruba, the current mobile concession is expiring on January 5, 2023 and Digicel has been in the renewal process since April 2022, but progress with the regulator is slow. Our licenses expire at various times between now and 2046. Upon termination or revocation, the license may revert to the government or local telecommunications agency without, in some cases any, or adequate, compensation to us.

In addition, we have faced and may continue to face the possibility of enforcement actions, penalties or censure for unauthorized spectrum use. For example, the regulator in Guyana began judicial enforcement action in 2021 concerning our use of certain 700MHz spectrum, which led to its vacation by agreement in late October 2021, together with the assignment of new, and reduced, 700 MHz spectrum to Digicel. In January 2022, the regulator confirmed that it also requires Digicel to vacate a portion of 850MHz spectrum that was not assigned to Digicel. In November 2020, U-Mobile (Cellular) Inc. was charged an unpaid regulatory license fee of over $9 million, but we have since objected to this fee on the basis that it is discriminatory. Discussions with the government are ongoing. Further, in British Virgin Islands, Digicel used unauthorized AWS spectrum between July 2020 until January 2022, due to network pressure and constraints, and degradation of quality of services to customers brought on due to the impact of the COVID-19 pandemic. As a result, Digicel is likely to be fined. In Aruba and Curaçao, spectrum frequencies were awarded to Digicel but the local regulators failed to send invoices to Digicel, in the case of Aruba, for a period of ten years. In Aruba this led to disputes over spectrum invoices in 2020 for the invoiced periods that were past the statute of limitations, which is five years locally. In August 2022, the regulator informed Digicel that it had failed to raise an invoice for spectrum charges for several years and is now seeking to recover US$2,452,247 in respect of four years of charges. These enforcement actions could affect our ability to render all our services as they are currently provided and have a negative impact on our results.

Certain disputes with regulators, competitors or customers could adversely affect us if they are not resolved in our favor.

We are party to certain disputes, including anti-trust disputes, with regulators, competitors or customers from time to time that could have a material adverse effect on our business and results of operations.

Operators that are determined to be “dominant” may be subject to additional regulation, and in particular, additional regulation on interconnection charges, retail rates or wholesale rates. For example, the Telecommunications Appeal Tribunal, set up under Section 61 of the Jamaica Telecommunications Act 2004 to hear appeals by persons aggrieved by any decision of the OUR, confirmed on May 31, 2010 an earlier OUR determination that all mobile operators in Jamaica are declared dominant. As a result, mobile operators in Jamaica, including us, are subject to more regulation, including an obligation to issue a Reference Interconnect Offer that includes rates which need to be approved by the regulator. The OUR launched its cost calculation consultation in 2012 and issued its final determination on May 31, 2013 in which it established that Jamaican mobile termination rates shall be set at J$1.1 (approximately one U.S. cent) with effect from July 1, 2013. This rate was revised in 2021 to J$0.76 effective October 2021 and to J$0.69 effective December 1, 2021 for a period of five years.

The Regulatory Authority of Bermuda has completed an electronic telecommunications market review on September 1, 2020, which designates Digicel and BTC as significant market power holders of fixed voice, internet and business connectivity at retail and wholesale markets, and ultimately imposed regulatory restrictions, including but not limited to, accounting separation, wholesale access obligations, requirements to publish certain KPIs and more importantly retail pricing restrictions on broadband markets. These remedies could have significant adverse operational and financial consequences, including on our revenue in Bermuda. Digicel and another operator, One Communications, separately initiated appeal proceedings against the market review decision by the Regulatory Authority of Bermuda and we are waiting for the appeal to be heard before the Bermuda Court.

We currently use the Jamaican Mobile Country Code and Mobile Network Code (a technical routing number not dialed by customers), also known as the Home Network Identity Code in many of the markets in which we operate, including Jamaica. This practice has been disputed by some regulators and some of our competitors. In September 2008, the International Telecommunication Union approved Annex E to Recommendation E.212 (International Identification Plan for Mobile Terminals and Mobile Users), which states that in the event that both regulators agree that an operator can use a Home Network Identity Code extra-territorially, each of the regulators will notify the International Telecommunication Union. Should it become necessary in any jurisdiction to obtain regulatory approval to use a Home Network Identity Code extra-territorially, we will then undertake this exercise. If required to do so, we believe that we could obtain such approvals without adversely affecting our business or operations. However, if we are unable to do so, we would incur costs to change the Home Network Identity Code to the relevant market-specific Home Network Identity Code. We have carried out one such exercise in the British Virgin Islands with minimal customer impact. The regulator in Turks and Caicos has indicated its intention to withdraw previously granted permission to use the Jamaican Home Network Identity Code in Turks and Caicos and Digicel has lodged a formal appeal in relation to the process adopted by the regulator.

In addition, on February 6, 2019, Unigestion, one of our Haitian subsidiaries, was served notice of a class action in the United States alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that the defendants’ collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful. The Court granted the defendants’ the motion to dismiss on March 11, 2021. The plaintiffs filed their appellate brief on June 1, 2021 to the Second Circuit Court of Appeals and a decision is pending.

In Aruba, Digicel requested a fixed concession and an international landing rights concession in 2016. Both concession applications were rejected. Subsequently Digicel initiated administrative proceedings against Aruba for unjustified refusal of the concessions. After five years of various administrative procedures, in June 2021, the minister with responsibility for telecommunications issued a fixed concession to Digicel. This concession contains onerous conditions. As a result, Digicel has appealed those terms while continuing to pursue a separate procedure concerning cable landing rights. Both processes are ongoing during which time Digicel is largely blocked out from competing in fixed telecommunications.

Finally, Digicel continues to operate in markets where the regulatory system (as is common with more developed markets such as the European Union) does not make any provision requiring OTT providers to make a contribution to the costs of network usage that they drive. While bodies such as the Caribbean Telecommunications Union have begun to consider these issues, so far, there are no legislative proposals on the horizon intended to address this market failure.

We may be subject to further taxes or fees imposed by various governmental entities.

The telecommunications sector is seen by many governments as a highly profitable sector, and in an effort to increase revenue for the state, governments may impose new fees, taxes or levies directed at this sector.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations which came into effect in 2016 which impose fees calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services.

In November 2015, the Minister of Finance in Barbados introduced a special VAT rate on mobile phone services that is 4.5% higher than the standard rate of VAT.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) approved regulation that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. In November 2016, this increase became effective in Grenada. The proposed regulation has not yet been adopted in the other markets of St. Lucia, St. Kitts and Nevis and Commonwealth of Dominica.

In October 2016, the regulator in British Virgin Islands announced the activation of provisions within the Telecommunications Act that would result in the imposition of an industry levy. The regulator raised an industry levy and is claiming $1.68 million and $1.58 million from Digicel with respect to the 2019/2020 period and the 2020/2021 period, respectively. Payment of both of these amounts (to which interest may be applied) has been stayed pending the outcome of a judicial review by Digicel and other operators to the 2019/2020 levy, which was heard in July 2021. While the 2019/2020 levy was struck down by the court (and the reasoning would also invalidate the 2020/2021 levy), the Telecommunications and Regulatory Commission has filed its notice to appeal against the decision of the court.

In 2016, the government of St Vincent and the Grenadines introduced a 2% levy on international calls originated in St Vincent and the Grenadines to fund a Zero Hunger Trust Fund. In 2017, this was extended to cover inbound international calls and data.

In October 2017, the government of Trinidad and Tobago increased the rate of corporate income tax from 25% to 30% and this increase impacts our accounting from the year ended March 31, 2018 onwards.

In July 2018, the government of Aruba increased the rate of sales tax from 3.5% to 6.0%. The additional tax was largely passed on to customers in Aruba. However, as there is no credit in Aruba for sales tax on operating costs, the effect of the increase in the rate of sales tax was to increase the operating costs of the business in Aruba by the amount of the increase in the rate of the sales tax.

In October 2018, the government of Barbados increased the rate of corporate income tax from 25% to 30%. This had retrospective effect for the accounting for the year ended 31 March 2018.

In January 2019, the government of Antigua and Barbuda announced its intention to introduce a 10% tax on the profits of certain businesses in Antigua and Barbuda, including the telecommunications operators in Antigua and Barbuda. We have made representations to the government of Antigua and Barbuda requesting that this new tax should not be introduced. Effective from March 1, 2019 onwards, the government of Antigua and Barbuda introduced a new tax of US$0.05 on incoming international calls effective which is levied on overseas carriers sending calls to Antigua and Barbuda and collected from them by local operators.

In October 2021 the government of Guyana raised a levy on Digicel in respect of the mobile license that had been previously granted to Digicel and which was superseded by a new license granted to Digicel in October 2020 when further market liberalization occurred. The demand for payment covers the years 2013-2020 and amounts to US$9.2 million in total. No demand for payments of those levy amounts had been previously been made by the Government of Guyana.

In its 2022 budget, the government of Barbados introduced a one-time 15% COVID-19 contribution levy on domestic businesses in certain sectors, which includes the telecommunications sector, among other tax changes. Specifically, companies that generated income of more than BBD$5 million must pay 15% of their 2020 and 2021 net income to the Barbados tax authority.

Regulators and governments in many countries have explored, and periodically continue to explore, the possibility of introducing taxes applicable to the telecommunications sector or increasing existing universal service fund levies on the telecommunications sector. The imposition of these taxes and fees, and any other additional taxes and fees, in our markets could negatively impact our results of operations.

We are subject to taxes in the countries in which we operate, which may reduce amounts we receive from our operations or may increase our tax costs.

Tax returns from previous years may be scrutinized by the local tax authorities and there is a risk that unidentified issues or exposures might arise. Many of the countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current tax laws, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, these taxes may reduce the amount of earnings that we can generate from our services. If these or other tax assessments are ultimately resolved unfavorably to us, this could reduce amounts we receive from our operations or may increase our tax costs.

DL, DHL, DML, DIHL and certain of our Bermuda subsidiaries may be required to increase their presence in Bermuda to satisfy its economic substance rules, which could create additional costs, expenses and complexities for our business.

Following assessment of its tax measures by the European Union Code of Conduct Group, Bermuda was included in a list of jurisdictions which are required by the European Union to address concerns of the European Union Code of Conduct Group relating to the demonstration of economic substance. Bermuda and other listed jurisdictions were listed specifically under Criterion 2.2 of the assessment which relates to tax regimes that are capable of facilitating offshore structures which attract profits without real economic activity. Criterion 2.2 applies when the standard code assessment under Criterion 2.1 cannot be applied because of the absence of a corporate tax system or because the jurisdiction applies a nominal corporate tax rate equal to zero or almost zero. Bermuda does not, at present, have a corporate tax system.

To assist in implementing appropriate substance requirements, the European Union Code of Conduct Group published a technical scoping paper in June 2018. The scoping paper set out the three key steps for implementing substance requirements: (i) identify the “relevant activities,” (ii) impose substance requirements and (iii) ensure there are enforcement provisions in place. In addition, the scoping paper identified relevant activities as including (as a minimum) the following industry sectors which will fall within the scope of the proposed substance rules: banking, insurance, fund management, financing, leasing, headquarter regimes, holding entity, shipping and intellectual property.

On December 31, 2018, the Bermuda Government implemented legislation which brought substance requirements into force with effect from January 1, 2019 for newly incorporated entities and July 1, 2019 for currently existing entities that carry on a relevant activity.

As a result of the introduction of such legislation, DL, DHL, DML, DIHL, DIFL and certain of our subsidiaries may be required to increase their economic substance in Bermuda, which could include being directed and managed in Bermuda, having an adequate level of qualified employees in Bermuda, incurring an adequate level of annual expenditure in Bermuda, maintaining physical offices and premises in Bermuda and performing core income-generating activities in Bermuda, or alternatively migrate the company to an onshore jurisdiction with a corporate tax regime. The costs of compliance associated with the foregoing requirements, and any penalties for deemed non-compliance under Bermuda law, could have a material adverse effect on our financial condition and results of operations.

We are subject to various anti-corruption laws and regulations.

We are subject to various anti-corruption laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. We have business in countries and regions that are less developed and are generally recognized as potentially more corrupt business environments. Accordingly, we have developed specific internal policies and procedures relating to the prevention of such payments and the reporting of such activities both internally and, where required, to the appropriate external authorities. However, our operations in such markets create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, and there is a risk that in certain instances our internal policies and procedures may not be adequate. If we or any of our employees or agents is found to have violated any of these anti-corruption laws and regulations, it could have a material adverse effect on our business, brand, reputation, financial condition and results of operations.

Our agreement with a company controlled by Mr. Denis O’Brien on the use of Digicel trademarks outside of our current markets may adversely affect our reputation and limit our ability to expand into other regions.

In 2007, Digicel Caribbean Limited, one of our subsidiaries, entered into a trademark coexistence agreement with Seedeck Limited, a company controlled by Mr. Denis O’Brien. Pursuant to the coexistence agreement, Seedeck Limited may use the Digicel trademarks outside of North America, Central America, South America, the Caribbean, Bermuda and the Bahamas, and we may not use the Digicel trademarks in these regions absent the entry into separate license agreements. We cannot assure you that we would be able to enter into such agreements on satisfactory terms or at all. This could limit our future growth, and the restrictions imposed by the coexistence agreement may adversely affect our ability to expand our operations, use our brand and compete effectively. In addition, notwithstanding that such agreement provides that neither party is permitted to do any act which may be detrimental to the reputation or value of the Digicel trademarks, Seedeck Limited could use the Digicel trademarks in a manner that adversely affects our reputation.

Our agreement with Digicel Pacific Limited allowing Digicel Pacific Limited to use the Digicel brand and other ancillary brands and trademarks in certain Pacific territories may lead to customer confusion and adversely affect our reputation.

In July 2022, DGHL entered into a trademark coexistence agreement with Digicel Pacific Limited in connection with its sale of its Pacific operations to Telstra Corporation Limited. Pursuant to the trademark coexistence agreement, Digicel Pacific Limited and its affiliates may use, in certain Pacific territories, the Digicel brand and other ancillary brands (e.g., “Loop” and “PlayGo”) and trademarks we also use in the markets in which we operate. The trademark coexistence agreement restricts us from using these brands and trademarks in the certain Pacific territories, limiting our ability to market our products and services in or expand into this region. The trademark coexistence agreement provides that Digicel Pacific Limited may terminate such agreement in the event of certain insolvency events that result in Mr. Denis O’Brien or certain related parties no longer controlling Digicel Limited, Digicel Caribbean Limited or their successors.

While the trademark coexistence agreement requires Digicel Pacific Limited to comply with certain brand guidelines established by us, and to incorporate regional and country differentiators in any uses of “Digicel,” Digicel Pacific Limited could use the Digicel brand or other ancillary brands or trademarks in a manner that harms our brands and trademarks and our reputation, notwithstanding that under the agreement, Digicel Pacific Limited is not permitted to take actions that are likely to reflect unfavorably on us or our affiliates or our brands or trademarks. In addition, Digicel Pacific Limited’s use of brands and trademarks that are the same as or similar to those that we use, even in different markets, could lead current or potential customers to erroneously believe that we are affiliated with

Digicel Pacific Limited, and any negative publicity incurred by Digicel Pacific Limited could also adversely affect our reputation and cause us to lose customers.

Description of the Company

Digicel Group is a leading provider of communications services in the Caribbean region. Digicel Group provides a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and medium-sized enterprises) and government customers. As of March 31, 2023, the Company provided mobile communications services to 9.8 million subscribers in 25 markets in the Caribbean, with an aggregate population of approximately 25.6 million people.

Digicel Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on October 16, 2000, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel Holdings (Bermuda) Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on December 17, 2004, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel MidCo Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on July 27, 2023, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel Intermediate Holdings Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on May 21, 2020, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel International Finance Limited was redomiciled by continuance from St. Lucia to Bermuda on July 11, 2023, and is an exempted company with limited liability registered under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our head office is located at 14 Ocean Boulevard, Kingston, Jamaica, W.I., and our telephone number is +1 (876) 511-5000. Our website is www.digicelgroup.com. Information in or connected to our website is not part of this Solicitation Statement.

Corporate Reorganization and Group Structure

On the Closing Date and in connection with consummation of the Schemes and, if applicable, the Concurrent Transactions: (1) DHL will transfer all of its interests in DIHL to DML; (2) DL will transfer to DHL all of its assets; (3) DHL will use the Gross Proceeds to purchase (at a price equal to fair market value) from DIHL and DIFL (i) any intercompany claims owed to DIHL or DIFL by DGHL and (ii) any rights to distributions pursuant to an intercreditor agreement to be entered into by and among holders of the DGHL Unsecured Notes and the DGHL Convertibles Notes, DL, DIFL and Mr. Denis O’Brien and any rights to distributions pursuant to the settlement agreement in respect of the intercompany claims between DGHL, DL and DIFL(the “DGHL Settlement Agreement”); and (4) DHL shall contribute to DIFL (i) any Gross Proceeds remaining after the purchases contemplated in the previous step and (ii) any assets previously received from DL (steps (1) through (4) collectively, the “Corporate Reorganization”). Following the consummation of the Corporate Reorganization, DL will no longer hold any equity interests in DHL. We refer to (i) the consummation of the Schemes and, if applicable, the Concurrent Transactions, (ii) the Corporate Reorganization and (iii) entry into the Services Agreement, including the issuance of DHL Common Shares and warrants pursuant to such agreement, collectively as the “Reorganization Transactions.”

The chart below depicts DGHL’s simplified corporate structure before giving effect to the Reorganization Transactions. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of DGHL. Amounts outstanding are as of March 31, 2023.

The chart below depicts DHL’s simplified corporate structure after giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023 and assumes no reduction in the Exit Preferred Shares Offering Amount. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of DHL.

(1)  If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme and instead effectuate the Asset Transfers and Collateral Release and consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes, then Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and Digicel International Finance Limited shall instead refer to New DHL, New DIHL and New DIFL, respectively.

Capitalization

The following table sets forth our consolidated capitalization at March 31, 2023:

•	on an actual basis for DL; and

•	on an as adjusted basis for each of DHL and its subsidiaries, DML and its subsidiaries and DIFL and its subsidiaries to give effect to the following transactions as if they had been consummated on March 31, 2023 (which amounts remain subject to change based upon the actual Closing Date): (i) the Schemes such that (a) the Existing DIFL Term Loans are exchanged for $997.2 million aggregate principal amount of New DIFL Term Loans, (b) the Existing DIFL Secured Notes are exchanged for $1,226.3 million aggregate principal amount of the New DIFL Secured Notes, (c) the Existing DIFL Unsecured Notes are exchanged for $388.8 million aggregate principal amount of New DML Unsecured Notes, (d) the Existing DIFL Subordinated Notes are exchanged (assuming 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes are tendered in the Exchange Offer and we include the Existing DIFL Subordinated Notes in the DIFL Scheme) for 13.05%[5] of the DHL Common Shares and (e) the Existing DL Notes are exchanged for 48.78%[6] of the DHL Common Shares; (ii) the payment of the following Work Payments pursuant to the RSA: (a) $19.3 million of New DIFL Term Loans to certain lenders under the Existing DIFL Term Loans (assuming all such lenders elect to receive their Work Payment in the form of New DIFL Term Loans), (b) $23.7 million of New DIFL Secured Notes to certain holders of the Existing DIFL Secured Notes (assuming all such holders elect to receive their Work Payment in the form of New DIFL Secured Notes), (c) $7.6 million of New DML Unsecured Notes to certain holders of the Existing DIFL Unsecured Notes, (d) 4.87% of the DHL Common Shares to certain holders of the Existing DL Notes and (e) 1.30% of the DHL Common Shares to certain holders of the Existing DIFL Subordinated Notes; (iii) the issuance by DHL, assuming no reduction in the Exit Preferred Shares Offering Amount, of (a) $121.0 million of Exit Preferred Shares, which includes $11.0 million of Exit Preferred Shares on account of the Backstop Payment, (b) 20% of the DHL Common Shares as Subscription DHL Common Shares and (c) 2.0% of the DHL Common Shares on account of the Backstop Payment; (iv) the issuance of 10.00% of the DHL Common Shares to Mr. Denis O’Brien pursuant to the Services Agreement; (v) the Corporate Reorganization and (vi) the estimated fees and expenses relating to the foregoing.

You should read this table together with our consolidated financial statements and related notes included elsewhere in this Solicitation Statement.

	As of March 31, 2023
	Actual for Digicel Limited and subsidiaries	As Adjusted for Digicel Holdings (Bermuda) Limited and subsidiaries(1)	As Adjusted for Digicel MidCo Limited and subsidiaries	As Adjusted for Digicel International Finance Limited and subsidiaries(1)
	(in millions of U.S. dollars)
Cash and Cash Equivalents	$165.7	$199.8	$199.8	$199.8
Current Liabilities:
Existing DL Notes	925.0	—	—	—
Existing DIFL Term Loans	10.5	—	—	—
Other Short-Term Debt	55.2	55.2	55.2	55.2
Accrued Finance Costs	89.1	—	—	—
Total Short-Term Debt	1,079.8	55.2	55.2	55.2
Non-Current Liabilities and Equity:
Digicel MidCo Limited
New DML Unsecured Notes	—	396.4	396.4	—

5Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, includingaccrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Subordinated Notes Commitment Payment.

 6 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

	As of March 31, 2023
	Actual for Digicel Limited and subsidiaries	As Adjusted for Digicel Holdings (Bermuda) Limited and subsidiaries(1)	As Adjusted for Digicel MidCo Limited and subsidiaries	As Adjusted for Digicel International Finance Limited and subsidiaries(1)
	(in millions of U.S. dollars)
Digicel International Finance Limited
Existing DIFL Secured Notes	1,226.3	—	—	—
Existing DIFL Term Loans	986.7	—	—	—
Existing DIFL Unsecured Notes	381.0	—	—	—
Existing DIFL Subordinated Notes	250.0	—	—	—
New DIFL Term Loans	—	1,016.5	1,016.5	1,016.5
New DIFL Secured Notes	—	1,250.0	1,250.0	1,250.0
Other
Other Long-Term Debt(2)	406.7	406.7	406.7	406.7
Accrued Finance Costs	7.8	—	—	—
Deferred Finance Costs	(6.6)	—	—	—
Total Long-Term Debt	3,251.9	3,069.5	3,069.5	2,673.1
Shareholders’ Equity:
Preference Equity	—	121.0	—	—
Share Capital	0.0	0.0	0.0	10.0
Equity Compensation Reserve	191.6	114.6	114.6	114.6
Foreign Exchange Translation Reserve	(474.9)	(463.9)	(463.9)	(463.9)
Minority Interest	51.2	51.2	51.2	51.2
Retained Earnings	(2,278.9)	(1,053.2)	(1,042.2)	(1,042.2)
Total Shareholder’s Equity	(2,511.0)	(1,230.3)	(1,340.3)	(1,330.3)
Total Non-Current Liabilities and Equity	740.9	1,839.3	1,729.3	1,342.8
Total Capitalization	1,986.4	1,894.4	1,784.4	1,398.0

(1)	If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme and instead effectuate the Asset Transfers and Collateral Release and consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes, then Digicel Holdings (Bermuda) Limited and Digicel International Finance Limited shall instead refer to New DHL and New DIFL, respectively.

(2)	Other Long-Term Debt is gross debt before deferred financing fees and consists of $265.7 million in respect of leases arising under IFRS16, $115.0 million in respect of license fees of certain operating markets and $26.0 million of certain other long-term debt with respect to DL and its subsidiaries. Other Long-Term Debt consists of $287.5 million in respect of leases arising under IFRS16, $115.0 million in respect of license fees of certain operating markets and $0.2 million of certain other long-term debt with respect to DIHL, DML, and DIFL and their respective subsidiaries.

Description of Other Indebtedness

The following is a brief discussion of the indebtedness of DL and its subsidiaries.

Digicel International Finance Limited Senior Secured Debt

DIFL Facility

On May 25, 2017, we entered into the DIFL Facility comprising:

•	$236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros;

•	$955.0 million of Term B loans denominated in U.S. dollars; and

•	$100.0 million of revolving credit loans denominated in U.S. dollars.

The Term A Loan Facility and the Term B Loan Facility were drawn in full on May 25, 2017 and the net proceeds were applied on closing to prepay in full the principal and accrued interest on the following facilities:

•	our senior secured facilities outstanding at that time (approximately $836.0 million as of March 31, 2017); and

•	by way of the application of certain distributions to parent entities of DIFL, DL’s $250 million of 7.000% Notes due 2020 and Digicel Pacific Limited’s $80 million senior secured loan.

The remaining net proceeds were used for general corporate purposes.

On January 29, 2018, we entered into an amendment to the DIFL Facility to increase the principal amount of the Term B loans thereunder by $100.0 million to approximately $1,052.6 million and to reduce the interest rate margin on all of the Term B loans as described below. The net proceeds of the Existing DIFL Term Loans, which have terms and provisions identical to those applicable to the initial Term B loans incurred under the DIFL Facility, were used to repay Revolving Credit Loans outstanding under the DIFL Facility. During March and April 2018, those Revolving Credit Loans were borrowed in full.

On February 26, 2019, we entered into an amendment to the DIFL Facility to increase the maximum total debt to Adjusted EBITDA (as defined in the DIFL Facility) financial maintenance ratio from 4.5x to 5.0x. On March 15, 2019, we used the net proceeds from the issuance of the Existing DIFL Secured Notes of $594 million to repay all amounts drawn under the Revolving DIFL Facility, to repay all of our Term A loans and to pay related fees and expenses.

All term loans denominated in U.S. dollars accrue interest at an Alternate Base Rate as the base rate since LIBOR for all interest periods was discontinued in respect of U.S. dollar denominated loans on June 30, 2023. The Alternate Base Rate is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Existing DIFL Term Loans, 2.00%.

The Term B loans initially had an interest rate, depending on the election, equal to an Alternate Base Rate plus a margin of 2.75% or LIBOR (with a LIBOR floor of 1.00%) plus a margin of 3.75%. After giving effect to the January 29, 2018 amendment described above, the interest rate margin on all of the Existing DIFL Term Loans was reduced from, in the case of Alternate Base Rate loans, 2.75% per annum to 2.25% per annum and in the case of LIBOR loans, 3.75% per annum (with a LIBOR floor of 1.0%) to 3.25% per annum (with a LIBOR floor of 0.0%). The Existing DIFL Term Loans have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing on March 30, 2018 with the balance due in full on May 25, 2024.

The Revolving Credit Loans have an interest rate, depending on the election, equal to an Alternate Base Rate plus a margin of 2.50% or LIBOR plus a margin of 3.50%. They have a tenor of three years and can be drawn and repaid by us as required during that period.

The DIFL Facility is secured by guarantees from and security over the shares and assets of us and our subsidiaries whose aggregate EBITDA and assets (in each case calculated in accordance with the credit agreement governing the DIFL Facility) represent not less than 80% of our consolidated EBITDA and not less than 85% of our consolidated total assets.

We are subject to customary affirmative and negative covenants under the DIFL Facility, including restrictions on investments, debt, liens, acquisitions and restricted payments, and financial maintenance covenants, consisting of a maximum total debt to EBITDA ratio and a maximum senior secured debt to EBITDA ratio. Under the total debt to EBITDA ratio, the ratio of total debt to EBITDA (for the four most recent fiscal quarters) cannot exceed 5.0 to 1.0. The ratio of total senior secured debt to EBITDA cannot exceed 3.0 to 1.0. The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by DGL and DL so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

The DIFL Facility documentation also includes customary yield protection and indemnification provisions.

Subject to customary exceptions, we are required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt. We may, at our discretion, prepay amounts owed under the DIFL Facility, subject to funding breakage costs and minimum prepayment thresholds.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

As of March 31, 2023, $997.2 million in aggregate principal amount was outstanding under the Existing DIFL Term Loans. Upon consummation of the DIFL Scheme, the Existing DIFL Term Loans will be exchanged for an aggregate principal amount of New DIFL Term Loans in an amount equal to the New DIFL Term Loan Amount minus the aggregate principal amount of New DIFL Term Loans issued on account of the Exiting DIFL Term Loans Commitment Payment, as further described in “Description of the Schemes.” Certain terms of the New DIFL Term Loans are described below under “—New DIFL Credit Facility.”

Bridge Facilities

On June 27, 2023, we entered into the Bridge Facilities, which provided commitments for an aggregate principal amount of $60 million (split between two tranches of $36 million and $24 million respectively, for each Bridge Facility). Once drawn, the Bridge Facilities shall accrue interest at 9% paid monthly in cash with the balance under the Bridge Facilities due 180 days after their establishment. The Borrower shall have the ability to extend such maturity by 90 additional days, with the consent of the majority of the lenders providing the loans under the Bridge Facilities and upon the satisfaction of certain conditions. The Bridge Facilities rank pari passu with the existing loans under the DIFL Facility and are guaranteed by the same subsidiaries of DIFL and secured by the same collateral as the existing loans under the DIFL Facility.

The Bridge Facilities are subject to (i) the same affirmative and negative covenants as the DIFL Facility and (ii) additional affirmative and negative covenants further restricting investments, debt, liens, acquisitions and restricted payments. The Bridge Facilities are also subject to the same prepayment obligations as the DIFL Facility (with such prepayments being made on a ratable basis), plus an additional obligation to prepay amounts under the Bridge Facilities if, subject to limited exceptions, upon receipt of cash, property or other proceeds in respect of (i) any loan owed to DL or any of its subsidiaries by DGHL or any of its subsidiaries or (ii) any sale of equity of DIHL or any of its subsidiaries to DGHL or any of its subsidiaries (other than DIHL or any of its subsidiaries).

New DIFL Credit Facility

On the Scheme Effective Date, we will enter into the New DIFL Credit Facility under which the New DIFL Term Loans in a principal amount equal to the New DIFL Term Loan Amount plus the aggregate principal amount of New DIFL Term Loans issued on account of the applicable Work Payments to certain lenders under the Existing DIFL Term Loans will be borrowed by us. Upon entry into the New DIFL Credit Facility and issuance of the New DIFL Term Loans, all obligations under the Existing DIFL Term Loans will be deemed repaid and satisfied in full.

At our election, all New DIFL Term Loans will accrue interest based on either SOFR or an Alternate Base Rate as the base rate. The Alternate Base Rate will be the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) SOFR plus 1.00%, and (c) the Prime Rate. The New DIFL Term Loans will have a per annum rate, depending on the foregoing election, of SOFR or Alternate Base Rate, plus a margin set to ensure interest rate parity between the New DIFL Term Loans and the New DIFL Secured Notes as of the fifth business day before the New DIFL Credit Facility Closing Date based on swap rate(s) of applicable duration at such time, which is payable in cash. In addition, for each interest period, PIK Interest shall be paid by increasing the principal of the outstanding New DIFL Term Loans. PIK Interest on the New DIFL Term Loans will accrue at a rate per annum of (i) 1.50% from the New DIFL Credit Facility Closing Date to the day prior to the first anniversary thereof, (ii) 2.25% from the first anniversary of the New DIFL Credit Facility Closing Date to the day prior to the second anniversary thereof and (iii) 3.00% from the second anniversary of the New DIFL Credit Facility Closing Date and thereafter; provided that, at DIFL’s election, DIFL may pay all interest for any interest period in cash; provided further that, if cash interest is being paid under the New DML Unsecured Notes during an interest period, all interest on the New DIFL Term Loans for such interest period shall be payable in cash.

The New DIFL Term Loans will mature on May 25, 2027, with all loans due and payable in full on such date. DIFL is not required to make any amortization payments with respect to the New DIFL Term Loans. Outstanding New DIFL Term Loans are voluntarily prepayable, without premium or penalty.

The obligations of DIFL under the New DIFL Credit Facility will be guaranteed by certain of DIFL’s subsidiaries and will be secured by substantially all of the assets (subject to certain exceptions) of DIFL and the subsidiary guarantors, including but not limited to pledges of and first priority perfected security interests over the shares and assets of DIFL and its subsidiaries, subject to certain customary exceptions and exclusions to be set forth in the definitive documentation of the New DIFL Credit Facility.

Certain of the affirmative covenants, negative covenants and amendment and waiver provisions under the New DIFL Credit Facility will be different and generally more restrictive than the affirmative covenants, negative covenants and amendment and waiver provisions contained in the DIFL Facility. Subject to the foregoing, the New DIFL Credit Facility will contain customary affirmative and negative covenants which, among other things, will include restrictions on investments, acquisitions, debt, liens, dispositions, restricted payments and restricted debt payments, in each case, subject to certain exceptions and exclusions to be set forth in the definitive documentation of the New DIFL Credit Facility. The New DIFL Credit Facility will also include customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments and changes of control. The New DIFL Credit Facility will not contain a financial covenant.

Subject to customary exceptions, we will be required under certain circumstances to prepay amounts owed under the New DIFL Credit Facility, including without limitation (i) percentages of excess cash flow (net of certain amounts and subject to DIHL and its Subsidiaries having unrestricted cash of no less than $300 million), (ii) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to limited reinvestment rights) and (iii) net proceeds from the issuance or incurrence of certain debt. We may, at our discretion, prepay amounts owed under the New DIFL Credit Facility on a ratable basis, subject to minimum prepayment thresholds and certain other conditions to be specified in the definitive documentation.

Existing DIFL Secured Notes

On March 15, 2019, DIHL and DIFL co-issued $600 million in aggregate principal amount of the Existing DIFL Secured Notes, guaranteed on a senior secured basis by the DIFL Guarantors.

On June 23, 2020, DIFL completed an exchange offer, in which DIFL exchanged approximately $1.3 billion of DL’s then-existing 6.00% Notes due 2021 for (x) approximately $626.3 million of additional Existing DIFL Secured Notes, (y) approximately $317.2 million of the Existing DIFL Unsecured Notes and (z) approximately $250.0 million of the Existing DIFL Subordinated Notes.

Interest on the Existing DIFL Secured Notes accrues at a rate of 8.750% per year and is payable semi-annually in arrears in May 15 and November 15 of each year. The Existing DIFL Secured Notes will mature on May 25, 2024. The Existing DIFL Secured Notes are general secured obligations of DIHL, DIFL and the DIFL Guarantors, secured by a first priority lien on the assets of DIHL, DIFL and the DIFL Guarantors that secure the DIFL Facility. The Existing DIFL Secured Notes are effectively senior to all of DIHL’s, DIFL’s and the DIFL Guarantors’ existing and future indebtedness that is unsecured or secured by junior liens, in each case to the extent of the value of the assets of DIHL, DIFL and the DIFL Guarantors that secure the DIFL Facility. As of March 31, 2023, $1,226.3 million in aggregate principal amount of the Existing DIFL Secured Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Secured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Secured Notes. If certain change of control events occur, holders of the Existing DIFL Secured Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Secured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Secured Notes, among other things, restricts DIFL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Upon consummation of the DIFL Scheme, the Existing DIFL Secured Notes will be exchanged for an aggregate principal amount of New DIFL Secured Notes in an amount equal to the New DIFL Secured Notes Amount minus the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment as further described in “Description of the Schemes.”

Other Senior Secured Facilities

Digicel (Trinidad & Tobago) Limited

On September 3, 2018, Digicel (Trinidad & Tobago) Limited entered into a €5.0 million credit facility with First Caribbean International Bank (Trinidad & Tobago) Limited. The loan has a tenor of two years and is repayable in 24 equal monthly installments with the last installment due in September 2020. The interest rate is EURIBOR plus a margin of 3.00% per annum. The facility is secured by a charge over Trinidad & Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. This facility was repaid in full during year ended March 31, 2021.

On July 12, 2019, Digicel (Trinidad & Tobago) Limited entered into a $5.0 million credit facility with RBC Royal Bank (Trinidad & Tobago) Limited. The loan has a tenor of three years and is repayable in 36 equal monthly installments with the last installment due in June 2022. The interest rate is the Royal Bank US Prime Rate minus a margin of 1.00% per annum (4.50% in aggregate). The facility is secured by a charge over Trinidad & Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. This facility was repaid in full during the year ended March 31, 2022.

Other

Certain of our subsidiaries have other senior secured facilities. These facilities were in place in entities acquired by Digicel, including IDOM Technologies. The amount outstanding under these facilities as of March 31, 2023 was $0.6 million. These facilities are denominated in euro, have interest rates ranging from 2.83% to 3.30% and mature at various stages up to January 2025.

Digicel International Finance Limited Notes

Existing DIFL Unsecured Notes

As part of the exchange offer completed on June 23, 2020, DIHL and DIFL co-issued approximately $317.2 million in aggregate principal amount of the Existing DIFL Unsecured Notes, guaranteed on a senior unsecured basis by each of the DIFL Guarantors.

Cash interest on the Existing DIFL Unsecured Notes accrues at a rate of 6.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. In addition, PIK Interest on the Existing DIFL Unsecured Notes accrues at a rate of 7.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. The Existing DIFL Unsecured Notes will mature on December 31, 2025. The Existing DIFL Unsecured Notes are general unsecured unsubordinated obligations of DIFL, DIHL and the DIFL Guarantors, and rank equal in right of payment with all of our, DIHL’s and the DIFL Guarantors’ existing and future unsecured unsubordinated obligations. As of March 31, 2023, approximately $381.0 million in aggregate principal amount of the Existing DIFL Unsecured Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Unsecured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Unsecured Notes. If certain change of control events occur, holders of the Existing DIFL Unsecured Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Unsecured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Unsecured Notes, among other things, restricts our ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Upon consummation of the DIFL Scheme, the Existing DIFL Unsecured Notes will be exchanged for an aggregate principal amount of New DML Unsecured Notes equal to the New DML Unsecured Notes Amount minus the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment as further described in “Description of the Schemes.”

Existing DIFL Subordinated Notes

As part of the exchange offer completed on June 23, 2020, DIHL and DIFL co-issued approximately $250.0 million of the Existing DIFL Subordinated Notes, guaranteed on an unsecured and subordinated basis by the Existing DIFL Subordinated Guarantors. In addition, the Existing DIFL Subordinated Notes are guaranteed on a senior secured basis by DHL. DHL’s guarantee of the Existing DIFL Subordinated Notes is secured by certain intercompany promissory notes pledged by certain non-guarantor subsidiaries of DIFL in favor of DHL.

Interest on the Existing DIFL Subordinated Notes accrues at a rate of 8.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. The Existing DIFL Subordinated Notes will mature on December 31, 2026. The Existing DIFL Subordinated Notes are general unsecured obligations of DIFL, DIHL and the Existing DIFL Subordinated Guarantors, and are subordinated in right of payment with all of our, DIHL’s and Existing DIFL Subordinated Guarantors’ existing and future senior debt obligations in accordance with the subordination provisions of the indenture governing the Existing DIFL Subordinated Notes. As of March 31, 2023, approximately $250.0 million in aggregate principal amount of the Existing DIFL Subordinated Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Subordinated Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Subordinated Notes. If certain change of control events occur, holders of the Existing DIFL Subordinated Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Subordinated Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Subordinated Notes, among other things, restricts our ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

If we include the Existing DIFL Subordinated Notes in the DIFL Scheme, then, upon consummation of the DIFL Scheme, the Existing DIFL Subordinated Notes will be exchanged for 13.05%7 of the DHL Common Shares (subject to dilution by the Existing DIFL Subordinated Notes Commitment Payment) as further described in “Description of the Concurrent Transactions” and “Description of the Schemes.”

DL Senior Notes

Existing DL Notes

On March 3, 2015, Digicel Limited issued $925 million in aggregate principal amount of the Existing DL Notes.

Interest on the Existing DL Notes accrues at the rate of 6.750% per year and is payable semi-annually in arrears on March 1 and September 1 of each year. The Existing DL Notes matured on March 1, 2023. The Existing DL Notes are DL’s general unsecured unsubordinated obligations and rank equal in right of payment with all of DL’s existing and future unsecured unsubordinated obligations. As of March 31, 2023, $925.0 million in aggregate principal amount of the Existing DL Notes was outstanding.

DL may redeem all or a portion of the Existing DL Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DL Notes. If certain change of control events occur, holders of the Existing DL Notes have the right to require DL to repurchase the Existing DL Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DL Notes, among other things, restricts DL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The Existing DL Notes are guaranteed on a subordinated basis by DHL, DIHL, DIFL and the Existing DIFL Subordinated Guarantors.

DL entered into a fourth supplemental indenture dated February 27, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee, a fifth supplemental indenture dated March 30, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee, a sixth supplemental indenture dated April 28, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee and a seventh supplemental indenture dated May 26, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee, to amend the indenture governing the Existing DL Notes to provide for a grace period, which period was extended to 180 days upon DL entering into the RSA, before a default in the payment of interest, certain additional amounts, principal or premium with respect to the Existing DL Notes constitutes an “Event of Default” as defined in the indenture governing the Existing DL Notes.

Upon consummation of the DL Scheme, the Existing DL Notes will be exchanged for 48.78%8 of the DHL Common Shares (subject to dilution by the Existing DL Notes Commitment Payment) as further described in “Description of the Schemes.”

Operational Financing

Our operational financing is funded from our cash flows. Most of the cell sites across all of our markets are subject to operating leases, with contract lengths greater than five years in most cases.

7Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, includingaccrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Suborindated Notes Commitment Payment.

8 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

Description of the Concurrent Transactions

Pursuant to the RSA, we expect to effectuate a comprehensive transaction to address the funded indebtedness of DL, DIHL and DIFL, which will be implemented through the transactions contemplated by this Solicitation Statement and the transactions described below.

Concurrent Transactions

On August 21, 2023, we began an exchange offer to exchange any and all of the outstanding Existing DIFL Subordinated Notes validly tendered (and not validly withdrawn) in exchange by us for DHL Common Shares (the “Exchange Offer”). In addition, in connection with the Exchange Offer, holders that tender their Existing DIFL Subordinated Notes in the Exchange Offer may elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares on the same terms as those offered to Eligible Existing DL Notes Holders in this Solicitation Statement (the “Concurrent Offer” and together with the Exchange Offer, the “Concurrent Transactions”). If DIHL and DIFL receive valid tenders not validly withdrawn from holders of at least 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes, then, rather than consummate the Exchange Offer, DIHL and DIFL expect to include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme in order to effectuate the exchange of all outstanding Existing DIFL Subordinated Notes for DHL Common Shares on the same economic terms as the Exchange Offer. Even if less than 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes are tendered in the Exchange Offer, DIHL and DIFL may, subject to the terms of the RSA, nevertheless choose to include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme. Pursuant to the RSA, holders of more than 50% of the Existing DIFL Subordinated Notes have committed to tender their Existing DIFL Subordinated Notes in the Exchange Offer.

If the Company includes the Existing DIFL Subordinated Notes in the DIFL Scheme, all outstanding Existing DIFL Subordinated Notes will be exchanged for 13.05%9 of DHL Common Shares (subject to dilution by the Existing DIFL Subordinated Notes Commitment Payment) upon consummation of the DIFL Scheme.

If we receive valid tenders not validly withdrawn in the Exchange Offer from holders holding at least 50% but less than 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes and do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme or propose but fail to consummate the DIFL Scheme with respect to the Existing DIFL Subordinated Notes, then, following the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes, which would eliminate substantially all of the covenants, restrictive provisions and events of default, and in connection with the settlement of the Concurrent Transactions and consummation of the Schemes, we will effectuate the Asset Transfers, causing all of the assets of DIFL and each of the Existing DIFL Subordinated Guarantors to be transferred to newly created subsidiaries, none of which will be obligors of the Existing DIFL Subordinated Notes. In addition, DHL will effectuate the Collateral Release, releasing all of the collateral securing its guarantee of the Existing DIFL Subordinated Notes. Following the Asset Transfers and Collateral Release, the Existing DIFL Subordinated Notes will remain the obligations of DIHL, DIFL and the Existing DIFL Subordinated Guarantors, but DIHL, DIFL and each of the Existing DIFL Subordinated Guarantors will have no valuable assets remaining. If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) New DIFL (rather than DIFL) will issue the New DIFL Secured Notes and the New DIFL Term Loans that will each be guaranteed on a senior secured basis by (a) New DIHL (rather than DIHL) and (b) the DIFL Guarantors, which will include the New Guarantors, (ii) DML, which will be the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) New DHL (rather than DHL) will issue the Exit Preferred Shares and the DHL Common Shares. In addition, if we receive valid tenders not validly withdrawn from holders holding at least 66 2/3% of the outstanding principal amount of the Existing DIFL Subordinated Notes, then we will cause each of the DIFL Subordinated Guarantors to release its guarantee of the Existing DIFL Subordinated Notes.

This Solicitation Statement does not purport to be an offering memorandum with respect to the Concurrent Transactions.

9Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, includingaccrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Subordinated Notes Commitment Payment.

Services Agreement

Pursuant to a Services Agreement (the “Services Agreement”) to be entered into by and among the Companies, certain of their subsidiaries and Mr. Denis O’Brien on or prior to the Closing Date, Mr. Denis O’Brien will agree, among other undertakings, to perform services for the Companies in a manner consistent with (i) his current role as Executive Chairman of DL’s board of directors and (ii) current and past practices, to be set forth in further detail in the Services Agreement. In consideration for his services, Mr. Denis O’Brien will receive, among other things, (i) 10% of the DHL Common Shares (on a fully diluted basis) to be outstanding immediately after consummation of the Schemes, (ii) warrants to purchase 10% of the DHL Common Shares to be outstanding immediately after consummation of the Schemes, which warrants may be exercised for six years after the Closing Date to purchase DHL Common Shares at an equity valuation for DHL and its subsidiaries based upon the Strike Price, and the Strike Price shall be denominated as a per share dollar amount based on the common equity value of $1.1 billion and (iii) a portion of the Telstra Proceeds.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement to be entered into upon consummation of the Schemes between DHL and certain holders of the DHL Common Shares, certain holders of the DHL Common Shares will have customary registration rights with respect to their registrable DHL Common Shares following an initial public offering by DHL, including customary demand registration rights for holders of at least 5% or more of the fully diluted DHL Common Shares outstanding (assuming the conversion of all outstanding Exit Preferred Shares), customary shelf registration and shelf take-down rights and customary piggyback registration rights for holders of at least 1% or more of the fully diluted DHL Common Shares outstanding (assuming the conversion of all outstanding Exit Preferred Shares).

DGHL Transactions

Pursuant to a Restructuring Support Agreement dated May 28, 2023 entered into by DGHL, certain of its subsidiaries and certain holders of 82.7% of the aggregate principal amount of the outstanding DGHL Unsecured Notes and 84.6% of the aggregate principal amount of the outstanding DGHL Convertible Notes, DGHL expects to propose a scheme of arrangement pursuant to section 99 of the Bermuda Companies Act with respect to the DGHL Unsecured Notes and the DGHL Convertible Notes (the “DGHL Scheme”). The DGHL Scheme, together with any related transactions or approvals necessary to consummate the DGHL Scheme (including recognition of such DGHL Scheme under Chapter 15 of the U.S. Bankruptcy Code), are referred to as the “DGHL Transactions.” There can be no assurance that the DGHL Transactions will be consummated or whether the DGHL Scheme will be recognized in the United States. The Exchange Offer and the Schemes, as applicable, on the one hand, and the DGHL Transactions, on the other hand, are not conditional upon each other.

Upon consummation of the DGHL Transactions, all outstanding (a) DGHL Unsecured Notes will be exchanged for $163.5 million of cash and certain new secured limited recourse notes in respect of the Telstra Proceeds along with the proceeds of other assets of DGHL realized after the consummation of the DGHL Transactions and (b) DGHL Convertible Notes will be exchanged for $19.5 million of cash and certain new secured limited recourse notes in respect of the Telstra Proceeds along with the proceeds of other assets of DGHL realized after the consummation of the DGHL Transactions.

Description of the Schemes

Overview

A scheme of arrangement is a statutory procedure under Section 99 of the Bermuda Companies Act which enables a company to agree to a compromise or arrangement with its creditors or any class of its creditors in respect of its debts or obligations owed to those creditors. Under Bermuda law, a scheme of arrangement requires the following to occur in order to become legally binding:

•	the Bermuda Court has issued an order giving leave to convene a meeting(s) of relevant creditors in separate classes to consider and vote upon the scheme;

•	the approval of a majority in number representing at least 75% by value of the relevant creditors or classes of creditors present in person or by proxy and voting at the relevant meetings convened to approve the scheme of arrangement. Where a scheme of arrangement has multiple classes (such as the DIFL Scheme), the separate approval of each class is required for the scheme to be approved, if one class does not vote in favor of the scheme in the requisite thresholds, it will automatically fail;

•	the approval of the Bermuda Court, sought at a sanction hearing, by the issuance of an order sanctioning the scheme of arrangement; and

•	the delivery of the order sanctioning the scheme of arrangement to the Bermuda Registrar of Companies.

If a scheme of arrangement is approved by the requisite majorities at the relevant scheme meetings, sanctioned by the Bermuda Court, and the order sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies, such scheme of arrangement will become effective in accordance with its terms and bind all creditors subject to it, including those creditors who voted in favor of it, those creditors who voted against it and those creditors that did not vote at all, and, in each case, their successors and assigns. A scheme of arrangement cannot be sanctioned by the Bermuda Court unless the Bermuda Court is satisfied that, among other things, the relevant provisions of Section 99 of the Bermuda Companies Act have been complied with.

Each of DL, DIFL and DIHL are or will be at the time the scheme of arrangement is proposed, companies incorporated in Bermuda and are therefore proposing to restructure the Existing Notes using a Bermuda scheme of arrangement. Because DIFL and DIHL are co-issuers of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes, and are therefore jointly and severally liable, the Scheme proposed by DIHL and DIFL in respect of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes will be treated as a composite scheme of arrangement of both of those entities, and any reference to a Scheme proposed by DIHL or a Scheme proposed by DIFL should also be read as a corresponding reference to the Scheme of the other co-issuer.

Pursuant to the RSA, certain holders of approximately 72.4% of the aggregate outstanding principal amount of the Existing DL Notes, approximately 73.8% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes and approximately 88.0% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes have committed to deliver their Proxies in the Solicitations to vote in favor of the Schemes. In addition, certain lenders representing approximately 89.3% of the aggregate outstanding principal amount of the Existing DIFL Term Loans have already delivered their proxies to vote in favor of the DIFL Scheme.

Identity of Scheme Creditors

Where a creditor holds a claim against a company and it is proposed that such claim be compromised in a scheme of arrangement, such a creditor is referred to a “Scheme Creditor.” As the Existing Notes are securities that are held in global form, the creditors under Existing Notes are comprised of:

•	the Existing Notes Trustee who, whilst having no economic interest in any series of the Existing Notes, is nevertheless a creditor of the Company that issued (or co-issued) the applicable Existing Notes by virtue of its right to enforce payments due in respect of the Existing Notes pursuant to various clauses under each indenture governing the Existing Notes;

•	the Existing Notes depository nominee, Cede & Co, who while also having no economic interest in any series of Existing Notes, is nevertheless a creditor of the Company that issued (or co-issued) the applicable

Existing Notes by virtue of the fact that they have physical possession of the negotiable instrument and are the registered legal holders of the Existing Notes in global form;

•	DTC Participants and other intermediaries who are contingent creditors of the relevant Company because of the beneficial interests they hold in the Existing Notes. These are generally banks, broker-dealers or other financial institutions which hold securities accounts with DTC. DTC Participants and intermediaries may hold beneficial interests in the Existing Notes for their own account (in which case they will be holders) or as agents for the account of their clients; and

•	Holders are those with the ultimate beneficial interest and ultimate economic interest in the Existing Notes and who are contingent creditors of the Company that issued or co-issued the applicable Existing Notes as a result of their entitlement pursuant to the terms of the applicable indenture governing the Existing Notes to exchange their beneficial interests in the global certificates representing the Existing Notes for individual certificated notes registered in their names in certain limited circumstances.

Consistent with this Solicitation Statement, it is anticipated that, for the purposes of voting at the relevant class meeting of the applicable Scheme, the Bermuda Court will order that only Scheme Creditors who are beneficial holders shall be entitled to vote, and therefore Proxies are only being solicited from beneficial holders. Beneficial holders of the Existing DL Notes are expected to be Scheme Creditors for the purposes of the DL Scheme. Beneficial holders of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes are expected to be Scheme Creditors for the purposes of the DIFL Scheme.

Scheme Meetings – Classification for Voting Purposes

For the purposes of determining how Scheme Creditors should be classified for voting purposes, a company is required to consider the various rights held by Scheme Creditors. If the rights of creditors affected by a scheme are so different or would be affected so differently by the proposed scheme as to make it impossible for them to consult together with a view to their common interest, then such creditors must be divided into separate classes for purposes of voting, and a separate voting meeting must be held for each class of creditor. It is the responsibility of the Company promoting the applicable Scheme to formulate the class or classes of creditors for the purpose of convening creditor meetings to consider and, if thought fit, approve the applicable Scheme. The final decision as to class composition will be a matter for the Bermuda Court at the sanction hearing after taking into account any objections raised in respect of the applicable Scheme.

DL Scheme

DL anticipates proposing one class of Scheme Creditors for voting on the DL Scheme. Such Scheme Creditors are expected to be the beneficial holders of the Existing DL Notes. As all beneficial holders of Existing DL Notes hold economic and beneficial interests in a single series of debt securities issued by DL, all DL Scheme Creditors’ rights against DL are identical, and each DL Scheme Creditor would have a senior unsecured claim against DL in the principal amount of Existing DL Notes held by that DL Scheme Creditor (together with any other amounts accruing pursuant to the terms of the Existing DL Notes). In the absence of the DL Scheme, DL has concluded that an insolvent liquidation of DL is the most likely alternative outcome. In the event of the insolvent liquidation of DL, pursuant to Bermuda insolvency law, all DL Scheme Creditors will rank pari passu and will have the same rights to have their claims under the Existing DL Notes determined through a proof of debt process or by way of a challenge to the liquidator’s decision on a proof of debt or the liquidator permitting the continuation of extant court proceedings. The rights of the DL Scheme Creditors in the event of DL’s liquidation are therefore substantively the same and, in any event, are not so dissimilar as to make it impossible for them to consult together with a view to a common interest. There are also no other creditors of DL that will be subject to the compromises proposed in the DL Scheme. In addition, each DL Scheme Creditor is anticipated to be treated identically under the DL Scheme: each DL Scheme Creditor will be entitled to its pro rata share (based upon the principal amount of its Existing DL Notes) of DHL Common Shares (subject to the Commitment Payments, Work Payments and other issuances discussed herein) issued as Scheme Consideration, and each DL Scheme Creditor will also have the same right, based on their pro rata holding, to participate in the offering of the Exit Preferred Shares and the Subscription DHL Common Shares by making the Subscription Election.

DIFL Scheme

In addition to the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes, the DIFL Scheme is also expected to propose compromises with holders of the Existing DIFL Subordinated Notes (see “Description of the Concurrent Transactions”) and lenders under the Existing DIFL Term Loans under the DIFL Facility. Beneficial holders of each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and lenders under the Existing DIFL Term Loans under the DIFL Facility have sufficiently differing rights as against DIFL and DIHL (i.e., the Existing DIFL Subordinated Notes claims against DIFL and DIHL are subordinated to the claims of other creditors but benefit from first priority liens over certain intercompany promissory notes, the Existing DIFL Unsecured Notes claims do not benefit from security granted to the Existing DIFL Secured Notes and the DIFL Facility, and the economic terms of the Existing DIFL Secured Notes and the DIFL Facility differ (in addition to differences between their relative claims to the security granted by DIFL and certain of its affiliates)) such that DIFL and DIHL consider that the holders of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and lenders of the Existing DIFL Term Loans under the DIFL Facility’s rights are too dissimilar such that it makes it impossible for them to consult together with a view to a common interest. Furthermore, as described below, each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and the Existing DIFL Term Loans under the DIFL Facility are anticipated to receive differing Scheme Consideration.

DIFL and DIHL will therefore propose up to four classes for the DIFL Scheme, whereby beneficial holders of each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and the Existing DIFL Term Loans under the DIFL Facility would vote in a separate class. As described above, to be approved, the DIFL Scheme would therefore require a majority in number representing at least 75% by value of each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and the Existing DIFL Term Loans under the DIFL Facility (to the extent that each of foregoing classes of debt are included in the DIFL Scheme as DIFL Scheme Creditors). For the avoidance of doubt, if we consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes and the holders of the Existing DIFL Subordinated Notes are not included the DIFL Scheme, then to be approved by the Scheme Creditors, the DIFL Scheme would require only a vote in favor from a majority in number of holders of each of the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the Existing DIFL Term Loans, present and voting at the respective Scheme Meeting for each class, in each case representing at least 75% by value of each class.

Commitment Payments

Each of DL, DIFL and DIHL have considered whether a Commitment Payment to those creditors who indicate their support for the relevant Scheme by submitting a Proxy prior to the Commitment Payment Election Deadline would be sufficient to create a dissimilarity of interests between Scheme Creditors of the same class, such as to require a separate class for voting purposes of those being paid Commitment Payments. The Companies have concluded that the Commitment Payment does not require the constitution of separate classes for voting purposes in the relevant Scheme, because each Scheme Creditor in the relevant class is being afforded the same opportunity to avail themselves of the relevant Commitment Payment, and the relevant Commitment Payment is proposed to be paid ratably amongst all those of the same class of proposed Scheme Creditors who validly deliver a Proxy and make a Commitment Payment Election prior to the Commitment Payment Election Deadline.

Work Payments

Pursuant to the RSA, certain holders that signed the RSA will be paid Work Payments as described under “—Holders’ Entitlements under the Schemes” and are entitled, pursuant to the terms of the RSA, to have the expenses of their financial and legal advisers reimbursed by the Companies in recognition of the substantial time and resources that those holders have spent in negotiating and assisting the Companies in launching of the applicable Schemes. The Companies have considered whether the payment of such Work Payments and expenses to certain holders would be sufficient to create a dissimilarity of interests between those holders receiving payment of such Work Payments and expenses and other Scheme Creditors of the same class, such as to require a separate class for voting purposes of those entitled to Work Payments and expense reimbursements. The Companies have concluded that payment of Work Payments and certain holder’s entitlement to expense reimbursement does not require the constitution of separate classes for voting purposes in the relevant Scheme because such treatment represents commercially justifiable compensation for work performed by those holders involved in negotiating the Schemes and related restructuring transactions. Those holders not entitled to Work Payments and expense reimbursement performed no equivalent services for the Companies. In addition, the Work Payments constitute 5% or less of the distributions attributable to each class of creditors, which is are de minimis in the context of the overall restructuring transactions proposed.

Backstop Payment

The offering of the Exit Preferred Shares and the Subscription DHL Common Shares is being backstopped by the Backstop Parties. Pursuant to the Backstop Commitment Agreement, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election and (ii) purchase Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Shortfall, in exchange for the Backstop Payment, which is equal to $11 million payable in Exit Preferred Shares and 2.0% of DHL Common Shares. The Backstop Payment is only being paid to the Backstop Parties under the Backstop Commitment Agreement, and is not being paid to Scheme Creditors generally; nor does the Scheme Consideration consist of the right to become a Backstop Party and thereby receive the Backstop Payment. The Companies have nevertheless concluded that the Backstop Payment does not require the constitution of separate classes for voting purposes in the relevant Scheme because such payment represents legitimate compensation for the underwriting of the Exit Preferred Shares and the Subscription DHL Common Shares provided by the Backstop Parties, the extension of the opportunity to participate in the Backstop Payment generally is inappropriate given that the obligations under the Backstop Commitment Agreement can only be performed by those with significant financial resources, and the Backstop Payment is de minimis in the context of the overall restructuring transactions proposed.

Scheme Meetings: Process for voting

Those who make the Commitment Payment Election using the procedures described in this Solicitation shall be deemed to have voted in favor of the relevant Scheme in respect of their Existing DL Notes, Existing DIFL Unsecured Notes or the Existing DIFL Secured Notes, as applicable. Holders will be deemed to have appointed the Information and Tabulation Agent as their true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such series of Existing Notes) of the relevant Scheme with respect to such series of Existing Notes. The Information and Tabulation Agent is expected to tabulate and submit all Proxies on a master ballot that will be submitted for each class of Scheme Creditors in the applicable Scheme.

Those who do not wish to vote in favor of the relevant Scheme at this time by making the Commitment Payment Election for their Existing Notes, or those who wish to vote against the relevant Scheme, should express their voting intention by completing and submitting the form of ballot for the relevant Scheme that will be included at the time that the explanatory statement for the Schemes is distributed to Scheme Creditors. It is not possible for a holder to vote against the Scheme using DTC’s ATOP system due to limitations associated with that system.

For the purposes of determining the value of a holder’s claim for voting purposes in a Scheme, only the principal amount of their Existing Notes shall be included and all other amounts, including accrued interest, shall be disregarded for voting purposes.

Holders’ Entitlements under the Schemes

If the Schemes are sanctioned and become effective, Scheme Creditors are expected to receive the applicable Scheme Consideration set forth in the table below. In addition, holders of the Existing Notes that make a valid Commitment Payment Election prior to the Commitment Payment Election Deadline will be eligible to receive the applicable Commitment Payment, and certain Scheme Creditors that signed the RSA will be eligible to receive the applicable Work Payment, in each case as set forth in the table below.

	Scheme Consideration	Commitment Payment	Work Payment
Existing DL Notes	its pro rata share of (i) 48.78%(1) of DHL Common Shares,(2) subject to dilution by the Existing DL Notes Commitment Payment,(3) (ii) rights to subscribe for New Shares,(4) as described herein and (iii) 78.90%(5) of the Rights Offering Equity Adjustment	0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DL Notes(2)	4.87% of DHL Common Shares to be outstanding after the Schemes
Existing DIFL Unsecured Notes	(i) its pro rata share of the New DML Unsecured Notes in an aggregate principal amount equal to (x) the New DML Unsecured Notes Amount minus (y) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment and (ii) cash equal to accrued and unpaid cash interest on the aggregate principal amount of outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DML Unsecured Notes per $1,000 principal amount of Existing DIFL Unsecured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes held by all holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment, such Commitment Payment may be reduced or waived	2.00% of the aggregate principal amount of the Existing DIFL Unsecured Notes as of the Closing Date, payable in kind through the issuance on a dollar-for-dollar basis of New DML Unsecured Notes

Existing DIFL Secured Notes	(i) its pro rata share of the New DIFL Secured Notes in an aggregate principal amount equal to (x) the New DIFL Secured Notes Amount minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment and (ii) cash equal to accrued and unpaid interest on the aggregate principal amount of outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DIFL Secured Notes per $1,000 principal amount of Existing DIFL Secured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes held by all holders entitled to receive the Existing DIFL Secured Notes Commitment Payment, such Commitment Payment may be reduced or waived	1.932% of the aggregate principal amount of Existing DIFL Secured Notes as of the Closing Date, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New DIFL Secured Notes or (ii) New DIFL Term Loans, at the election of holders eligible to receive such Work Payment
Existing DIFL Subordinated Notes(6)	its pro rata share of (i) 13.05%(7) of DHL Common Shares,(2) subject to dilution by the Existing DIFL Subordinated Notes Commitment Payment(3), (ii) rights to subscribe for New Shares,(4) as described herein, and (iii) 21.10%(8) of the Rights Offering Equity Adjustment	0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DIFL Subordinated Notes(3) (the “Existing DIFL Subordinated Notes Commitment Payment”)	1.30% of DHL Common Shares to be outstanding after the Schemes
Existing DIFL Term Loans	(i) its pro rata share of New DIFL Term Loans in an aggregate principal amount equal to (x) the New DIFL Term Loan Amount minus (y) the aggregate principal amount of New DIFL Term Loans issued on account of the Existing DIFL Term Loans Commitment Payment and (ii) cash equal to accrued and unpaid interest to the New DIFL Credit Facility Closing Date	$50 principal amount of New DIFL Term Loans per $1,000 principal amount of Existing DIFL Term Loans (the “Existing DIFL Term Loans Commitment Payment”)	1.932% of the aggregate principal amount of Existing DIFL Term Loans as of the Closing Date, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New DIFL Secured Notes or (ii) New DIFL Term Loans, at the election of holders eligible to receive such Work Payment

(1)  Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

(2)  Holders of Existing DL Notes and Existing DIFL Subordinated Notes must elect the class of DHL Common Shares it would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes.”

(3)  After consummation of the Schemes, the DHL Common Shares may be subject to further dilution. See “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.”

(4)  Holders of Existing DL Notes and Existing DIFL Subordinated Notes subscribing for the Exit Preferred Shares must elect the class of Exit Preferred Shares they would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes.”

(5)  Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

(6)  If we receive valid tenders not validly withdrawn from holders of less than 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes in the Exchange Offer, rather than include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, we may instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes. See “Description of the Concurrent Transactions—Concurrent Transactions.”

(7)       Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Subordinated Notes Commitment Payment.

(8) Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, including accrued and unpaid interest, as of August 15, 2023.

The Offering of the Exit Preferred Shares and the Subscription DHL Common Shares

Part of the Scheme Consideration payable to holders of Existing DL Notes and the Existing DIFL Subordinated Notes consists of the right for holders to participate in an offering of Exit Preferred Shares and Subscription DHL Common Shares. Scheme Creditors holding Existing DL Notes and Existing DIFL Subordinated Notes will be offered opportunity to subscribe for in either the DL Scheme or the DIFL Scheme (as the case may be) their Pro Rata Portion of (i) the Exit Preferred Shares and (ii) the Subscription DHL Common Shares.

To be eligible to receive their Pro Rata Portion of the Exit Preferred Shares and the Subscription DHL Common Shares, the New Money Participants must deliver to the Information and Tabulation Agent by the Funding Deadline cash by wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount.

Each New Money Participant that is not a Defaulting Holder will receive in the DL Scheme, in addition to such holders’ applicable Commitment Payment and Scheme Consideration, (a) a number of Exit Preferred Shares equal to its Pro Rata Portion of the total number of Exit Preferred Shares to be issued in the Schemes and, if applicable, the Concurrent Transactions and (b) a number of DHL Common Shares equal to its Pro Rata Portion of the Subscription DHL Common Shares, in each case rounded down to the nearest whole share.

On the Funding Notice Date, the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant the Funding Notice stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the number of Subscription DHL Common Shares, the Subscription Price per $1,000 principal amount of Existing DL Notes or Existing DIFL Subordinated Notes, as applicable, and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the relevant Scheme Creditor.

Description of Scheme Consideration

The material terms of the New DIFL Secured Notes and the New DML Unsecured Notes are described in “Annex I—Description of the New DIFL Secured Notes” and “Annex II—Description of the New DML Unsecured Notes,” respectively. The DHL Common Shares shall carry rights the material terms of which are described in “Annex III—Description of the DHL Common Shares.” The Exit Preferred Shares shall carry rights the material terms of which are described in “Annex IV—Description of the Exit Preferred Shares.” Certain terms of the New

DIFL Term Loans are described under “Description of Other Indebtedness—Senior Secured Debt—New DIFL Term Loans.”

Holders entitled to New Shares under the DL Scheme should note that the New Shares are not eligible for distribution through DTC and that, accordingly, in order to receive their New Shares, a holder will need to complete an Equity Registration Form, which will include the requirement to provide certain beneficial ownership information for those holders who will hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the Voting DHL Common Shares and the Exit Preferred Shares voting together as a class. See “Book Entry, Delivery and Form—The New Shares.”

Accrued Interest

The DL Scheme is expected to provide that, for U.S. federal income tax purposes, the aggregate consideration to be distributed to U.S. Holders (as defined below in “Material Bermuda And U.S. Tax Considerations”) under the DL Scheme shall be allocated first to the principal amount of the Existing DL Notes (as determined for U.S. federal income tax purposes), with any excess allocated to unpaid interest that accrued on these notes, if any.

U.S. Federal Securities Laws

The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, have not been, and will not be, registered with the SEC under the U.S. Securities Act. The DHL Common Shares and the New Notes to be issued pursuant to the Schemes will be issued in reliance on the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes. See “Transfer Restrictions.”

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are QIBs within the meaning of Rule 144A in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election. See “Transfer Restrictions.”

Certain Provisions of the Schemes

Capitalized terms not otherwise defined in this section shall have the meanings given to them in the documents pertaining to the Schemes, as applicable, described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document.” This section is a summary of the Scheme Document in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document” and shall be qualified in its entirety by the full provisions of the Scheme documents.

The DL Scheme

On the Scheme Effective Date, each DL Scheme Creditor who has submitted an Equity Registration Form and, where relevant, has satisfied the Beneficial Ownership Condition, shall receive its applicable Scheme Consideration from DHL through issuance of DHL Common Shares to such holder in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated.

Each DL Scheme Creditor who has not submitted an Equity Registration Form or, where relevant, has not satisfied the Beneficial Ownership Condition, shall receive the applicable Scheme Consideration from DHL through issuance of DHL Common Shares to the Holding Trustee in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated with the Holding Trustee entered as the registered owner of the DHL Common Shares. The Holding Trustee shall hold such DHL Common Shares on bare trust for DL Scheme Creditors who have not submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, in accordance with the terms of the Scheme.

Immediately following the issuance of DHL Common Shares, the Existing DL Notes Commitment Payment shall be paid to each DL Scheme Creditor entitled thereto. The Existing DL Notes Commitment Payment shall be paid in an amount equal to 0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DL Notes duly tendered by a DL Scheme Creditor and not withdrawn from ATOP. Thereafter, DHL shall consummate the offering of the Exit Preferred Shares and the Subscription DHL Common Shares by issuing such Exit Preferred Shares and Subscription DHL Common Shares to each Eligible Existing DL Notes Holder that duly subscribed for and paid for the New Shares in such offer and/or the Backstop Parties (as the case may be). DL shall cause the Work Payment with respect to the Existing DL Notes to be paid by DHL.

Immediately following the issuance of DHL Common Shares, and conditional upon such issuances, the Existing DL Notes shall be released and compromised by the Existing DL Notes, the indenture governing such Existing DL Notes, the Global Notes representing such Existing DL Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each DL Scheme Creditor shall be deemed to give the undertakings and releases contained in Clause 11 of the Scheme.

From the Closing Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Common Shares representing the applicable Scheme Consideration that are payable or attributable to holders who have not submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, pursuant to the terms of the Scheme. At any time during the 18 months after the effective date of the DL Scheme, such holders shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required, be entitled to receive their Scheme Consideration. Such Scheme Consideration shall be paid by the Holding Trustee transferring the relevant allocation of DHL Common Shares to the holder identified in the materials submitted by the Scheme Creditor. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a DL Scheme Creditor as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Common Shares. If a DL Scheme Creditor does not submit an Equity Registration Form by 18 months after the effective date of the DL Scheme, then each DL Scheme Creditor shall be deemed to have irrevocably waived its entitlement to its Scheme Consideration, and shall be deemed to give the releases set out in the Holding Trust Deed and the Scheme in respect of such DL Scheme Creditor’s Scheme Claim or entitlement to Scheme Consideration with respect to the Existing DL Notes. Upon such release, all DHL Common Shares that were formerly held for the benefit of the relevant DL Scheme Creditor shall revert back to DHL and the Holding Trust shall terminate.

In addition, the DL Scheme shall cause each DL Scheme Creditor to be deemed to irrevocably authorize and instruct DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the DL Scheme. The Scheme shall also authorize DL, on behalf of the DL Scheme Creditors to:

•	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DL Scheme Creditor the Restructuring Documents to which the DL Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing, including customary documentation relating to releases and exculpations of relevant parties; and

•	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the DL Scheme, including, without limitation, to instruct DTC to (i) debit the Beneficial Interests relating to the Existing DL Notes from the relevant DTC Participants; (ii) authorize the cancellation of the book entry interests in respect of the Existing DL Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

The DIFL Scheme

On the Scheme Effective Date, DML shall issue and make available to DTC the applicable Scheme Consideration for payment to the holders of DIFL Unsecured Notes through an exchange of the DIFL Unsecured Notes for the New DML Unsecured Notes anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date. Immediately following this exchange, and conditioned upon such exchange occurring, all Scheme Claims of the holders of the DIFL Unsecured Notes (together with any Scheme Claim that the Existing Notes Trustee and/or the Depository Nominee may have in relation to the DIFL Unsecured Notes and/or the indenture governing the Existing Unsecured Notes) shall be released and compromised by the Existing DIFL Unsecured Notes, the indenture governing the Existing DIFL Unsecured Notes, the global notes representing such Existing DIFL Unsecured Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of the Existing DIFL Unsecured Notes shall be deemed to give the undertakings and releases contained in Clause 15 of the Scheme

Simultaneously on the Scheme Effective Date, DIHL and DIFL shall issue and make available to DTC the applicable Scheme Consideration for payment to the holders of DIFL Secured Notes through an exchange of the DIFL Secured Notes for the New DIFL Secured Notes anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date. Immediately following this exchange, and conditioned upon such exchange occurring, all Scheme Claims of the holders of the DIFL Secured Notes (together with any Scheme Claim that the Existing Notes Trustee and/or the Depository Nominee may have in relation to the DIFL Secured Notes and/or the indenture governing the Existing DIFL Secured Notes) shall be released and compromised by the Existing DIFL Secured Notes, the indenture governing such Existing DIFL Secured Notes, the global notes representing such Existing DIFL Secured Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of the Existing DIFL Secured Notes shall be deemed to give the undertakings and releases contained in Clause 15 of the Scheme.

If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, then, following the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes and in connection with the consummation of the Schemes, we will effectuate the Asset Transfers, causing all of the assets of DIFL and each of the Existing DIFL Subordinated Guarantors to be transferred to newly created subsidiaries, none of which will be obligors of the Existing DIFL Subordinated Notes. In addition, DHL will effectuate the Collateral Release, releasing all of the collateral securing its guarantee of the Existing DIFL Subordinated Notes. Following the Asset Transfers and Collateral Release, the Existing DIFL Subordinated Notes will remain the obligations of DIHL, DIFL and the Existing DIFL Subordinated Guarantors, but DIHL, DIFL and each of the Existing DIFL Subordinated Guarantors will have no valuable assets remaining. If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) New DIFL (rather than DIFL) will issue the New DIFL Secured Notes and the New DIFL Term Loans that will each be guaranteed on a senior secured basis by (a) New DIHL (rather than DIHL) and (b) the DIFL Guarantors, which will include the New Guarantors, (ii) DML, which will be the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) New DHL (rather than DHL) will issue the Exit Preferred Shares and the DHL Common Shares. In addition, if we receive valid tenders not validly withdrawn from holders holding at least 66 2/3% of the outstanding principal amount of the Existing DIFL Subordinated Notes, then we will cause each of the DIFL Subordinated Guarantors to release its guarantee of the Existing DIFL Subordinated Notes. See “Description of the Concurrent Transactions—Concurrent Transactions.”

If we do include the Existing DIFL Subordinated Notes in the DIFL Scheme, then, on the Scheme Effective Date, each holder of Existing DIFL Subordinated Notes who has submitted an Equity Registration Form and, where relevant, has satisfied the Beneficial Ownership Condition, shall receive its applicable Scheme Consideration from DHL through issuance of DHL Common Shares to such holder in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated.

Each holder of Existing DIFL Subordinated Notes who has not submitted an Equity Registration Form or, where relevant, has not satisfied the Beneficial Ownership Condition, shall receive the applicable Scheme Consideration from DHL through issuance of DHL Common Shares to the Holding Trustee in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated with the Holding Trustee entered as the registered owner of the DHL Common Shares. The Holding Trustee shall hold such DHL Common Shares on bare trust for holders of Existing DIFL Subordinated Notes who have not submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, in accordance with the terms of the Scheme.

Immediately following the issuance of DHL Common Shares, the Existing DIFL Subordinated Notes Commitment Payment shall be paid to each holder of Existing DIFL Subordinated Notes entitled thereto. The Existing DIFL Subordinated Notes Commitment Payment shall be paid in an amount equal to 0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DIFL Subordinated Notes duly tendered in the Exchange Offer prior to the early tender deadline and not withdrawn from ATOP. Thereafter, DHL shall consummate the offering of the Exit Preferred Shares and the Subscription DHL Common Shares by issuing such Exit Preferred Shares and Subscription DHL Common Shares to each participant that duly subscribed for and paid for the New Shares in such offer and/or the Backstop Parties (as the case may be). DIFL shall cause the Work Payment with respect to the Existing DIFL Subordinated Notes to be paid by DHL.

Immediately following the issuance of DHL Common Shares, and conditional upon such issuances, the Existing DIFL Subordinated Notes shall be released and compromised by the Existing DIFL Subordinated Notes, the indenture governing such Existing DIFL Subordinated Notes, the Global Notes representing such Existing DIFL Subordinated Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of Existing DIFL Subordinated Notes shall be deemed to give the undertakings and releases contained in Clause 11 of the Scheme.

From the Closing Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Common Shares representing the applicable Scheme Consideration that are payable or attributable to holders who have not submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, pursuant to the terms of the Scheme. At any time during the 18 months after the effective date of the DL Scheme, such holders shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required, be entitled to receive their Scheme Consideration. Such Scheme Consideration shall be paid by the Holding Trustee transferring the relevant allocation of DHL Common Shares to the holder identified in the materials submitted by the Scheme Creditor. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a holder of Existing DIFL Subordinated Notes as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Common Shares. If a holder of Existing DIFL Subordinated Notes does not submit an Equity Registration Form by 18 months after the effective date of the DIFL Scheme, then each holder of Existing DIFL Subordinated Notes shall be deemed to have irrevocably waived its entitlement to its Scheme Consideration, and shall be deemed to give the releases set out in the Holding Trust Deed and the Scheme in respect of such holder’s Scheme Claim or entitlement to Scheme Consideration with respect to the Existing DIFL Subordinated Notes. Upon such release, all DHL Common Shares that were formerly held for the benefit of the relevant holder of Existing DIFL Subordinated Notes shall revert back to DHL and the Holding Trust shall terminate.

In addition, the Scheme shall cause each DIFL Scheme Creditor to be deemed to irrevocably authorize and instruct DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme. The Scheme shall also authorize DIFL, on behalf of the DIFL Scheme Creditors to:

•	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DIFL Scheme Creditor the Restructuring Documents to which the DIFL Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing, including customary documentation relating to releases and exculpations of relevant parties; and

•	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the DIFL Scheme, including, without limitation, to (i) instruct DTC to debit the Beneficial Interests relating to the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes from the relevant DTC Participants; (ii) authorize the cancellation of the book entry interests in respect of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

Conditions to the Effectiveness of the Schemes

Under Section 99 of the Bermuda Companies Act, a scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and all its creditors who are intended to be bound by the scheme, when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies.

Each of the DL Scheme and the DIFL Scheme are expected have substantially the same conditions to their effectiveness being:

•	in the case of the DL Scheme, approval by the single class of DL Scheme Creditors by a majority in number of the DL Scheme Creditors entitled to vote either in person or by proxy representing at least 75% by value of the Scheme Claims;

•	in the case of the DIFL Scheme, approval by each class of DIFL Scheme Creditors by a majority in number of the relevant class of DIFL Scheme Creditors entitled to vote either in person or by proxy representing at least 75% by value of the Scheme Claims of the relevant class;

•	if we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, the Concurrent Transactions Condition;

•	consummation of the Corporate Reorganizations;

•	in the case of the DIFL Scheme, the sanction of the DL Scheme by the Bermuda Court, and, in the case of the DL Scheme, the sanction of the DIFL Scheme by the Bermuda Court;

•	(i) entry of an order sanctioning the Schemes and (ii) an order by a U.S. bankruptcy court recognizing and enforcing the Schemes, which order shall not have been reversed, stayed, modified, or vacated on appeal;

•	the consummation or execution of all actions, documents, and agreements necessary or advisable to implement and consummate the Schemes consistent with the RSA;

•	non-termination of the RSA, which shall remain in full force and effect and without defaults or exercise of termination rights in favor of any party thereto;

•	the payment of costs and expenses associated with the Schemes, including adviser fees;

•	the receipt of certain governmental approvals in certain jurisdictions in which Digicel operates, including in connection with a change of control;

•	delivery of office copies of the sanction orders of each Scheme to the Registrar of Companies in Bermuda for registration; and

•	such other conditions as may be mutually agreed by the Companies and other parties to the RSA.

Modifications to the Scheme Documents

Each of the Schemes shall contain a clause that shall, subject to the terms of the RSA, permit the relevant Company, at any hearing to sanction the relevant Scheme, to consent on behalf of all Scheme Creditors to any modification of the Schemes or any terms or conditions which the Bermuda Court may think fit to approve or impose and which would not directly or indirectly have a materially adverse effect on the interests of any Scheme Creditor, the Holding Trustee or the Existing Notes Trustee, certain administrative parties under the DIFL Facility or any of them, under the Schemes or any Restructuring Document.

Description of the Solicitations

References to “we” in the following section refer to Digicel Limited, Digicel Intermediate Holdings Limited or Digicel International Finance Limited, as the context requires.

Overview

We are soliciting Proxies from holders of each series of Existing Notes prior to the Commitment Payment Election Deadline to unconditionally deliver instructions for the Information and Tabulation Agent, effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such series of Existing Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such series of Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such series of Existing Notes) of the applicable Scheme with respect to such series of Existing Notes; provided, however, that any such Proxy granted by a holder of Existing Notes that is party to the RSA shall automatically be deemed to be revoked upon the termination of the RSA. Only holders that validly deliver their Proxy prior to the Commitment Payment Election Deadline and cause their Nominee to deliver the completed Nominee Instruction Form to the Information and Tabulation Agent will be eligible to receive the Commitment Payment in the applicable Scheme. In addition, in connection with delivering a Proxy and making a Commitment Payment Election with respect to the Existing DL Notes only, Eligible Existing DL Notes Holders may make the Subscription Election, upon the terms and subject to the conditions set forth in this Solicitation Statement. For the avoidance of doubt, Eligible Existing DL Notes Holders that make the Subscription Election are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares.

To validly deliver a Proxy and be eligible to receive the Commitment Payment, a holder must complete and deliver to its Nominee the applicable Election Form, which includes the Nominee Instruction Form, or otherwise follow the instructions required by its Nominee in order to make a valid Commitment Payment Election. To make a valid Commitment Payment Election and be eligible to receive the Commitment Payment in the applicable Scheme, the holder’s Existing Notes must be delivered by the DTC Participant holding its Existing Notes via DTC’s ATOP by the Commitment Payment Election Deadline, and the DTC Participant that delivered such Existing Notes via ATOP must submit the completed Nominee Instruction Form to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. See “—Procedures for Delivering Proxies and Making the Commitment Payment Election.”

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

The purpose of the Solicitation with respect to each series of Existing Notes is to solicit Proxies to vote in favor of the Scheme with respect to such series of Existing Notes pursuant to which holders of, as applicable, (a) Existing DL Notes will receive their pro rata share of (i) 48.78%10 of the DHL Common Shares (subject to dilution by the Existing DL Notes Commitment Payment), (ii) 78.90%11 of the Equity Subscription Rights and (iii) 78.90%12 of the

10 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

11 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

12 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

Rights Offering Equity Adjustment; (b) Existing DIFL Secured Notes will receive (i) their pro rata share of an aggregate principal amount of the New DIFL Secured Notes equal to (x) the New DIFL Secured Notes Amount minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment and (ii) cash equal to accrued and unpaid interest on the Existing DIFL Secured Notes to the Closing Date; and (c) Existing DIFL Unsecured Notes will receive (i) their pro rata share of an aggregate principal amount of the New DML Unsecured Notes equal to (x) the New DML Unsecured Notes Amount minus (y) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment and (ii) cash equal to accrued and unpaid cash interest on the Existing DIFL Unsecured Notes to the Closing Date, in each case excluding the applicable Commitment Payment and Work Payment and as described in the section entitled “Description of the Schemes.”

To vote in a Scheme with respect to a series of Existing Notes, holders may either:

•	make the Commitment Payment Election and automatically deliver a Proxy to vote in favor of such Scheme by (i) arranging for the delivery of such Existing Notes via DTC’s ATOP system prior to the Commitment Payment Election Deadline and (ii) thereby automatically instructing their Nominee to deliver the completed Nominee Instruction Form to the Information and Tabulation Agent (see “—Procedures for Delivering Proxies and Making the Commitment Payment Election”); or

•	vote for or against such Scheme without making the Commitment Payment Election by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. Holders that vote by ballot will not be eligible to receive the Commitment Payment (see “—Procedures for Voting by Ballot”).

With respect to the DL Scheme only, Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may also elect to subscribe for the New Shares by making the Subscription Election.

Additional Subscription Election with respect to the Existing DL Notes

In the DL Scheme, DHL is offering Eligible Existing DL Notes Holders that make a Commitment Payment Election the opportunity to subscribe for their Pro Rata Portion of (a) the Exit Preferred Shares Offering Amount and (b) the Subscription DHL Common Shares. Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may, at the time of their Commitment Payment Election, also elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee in order to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares. To be eligible to receive their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the New Money Participants must deliver to the Information and Tabulation Agent by the Funding Deadline cash by wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount.

Each New Money Participant that is not a Defaulting Holder will receive in the DL Scheme, in addition to such holder’s applicable Commitment Payment and Scheme Consideration, (a) a number of Exit Preferred Shares equal to its Pro Rata Portion of the total number of Exit Preferred Shares to be issued in the Schemes and, if applicable, the Concurrent Transactions and (b) a number of DHL Common Shares equal to its Pro Rata Portion of the Subscription DHL Common Shares, in each case rounded down to the nearest whole share.

On the Funding Notice Date, the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant the Funding Notice stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the number of Subscription DHL Common Shares, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Each New Money Participant is responsible for ensuring that it or its Nominee that wires the Subscription Price to the Information and Tabulation Agent includes the relevant VOI number(s) (or Euroclear or

Clearstream reference number(s)) related to the ATOP delivery of such holder’s Existing DL Notes pursuant to the Subscription Election in a memo field in such wire so that the Information and Tabulation Agent may identify the holder submitting payment. See “—Procedures for Delivering Proxies and Making the Commitment Payment Election” and the instructions in the DL Notes Election Form. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes

In connection with making a Commitment Payment Election or Subscription Election, as applicable, each holder of Existing DL Notes must elect the class of DHL Common Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. Holders of Existing DL Notes must elect between two classes of DHL Common Shares: Voting DHL Common Shares, which will have voting rights of one vote per share, and Non-Voting DHL Common Shares, which will not have any voting rights. Except with respect to voting rights, the Voting DHL Common Shares and Non-Voting DHL Common Shares will otherwise have identical rights. Holders of Non-Voting DHL Common Shares will not be able to vote with respect to any Non-Voting DHL Common Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting DHL Common Shares and “Annex III—Description of the DHL Common Shares” for a description of the Voting and Non-Voting DHL Common Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting DHL Common Shares in lieu of Non-Voting DHL Common Shares, or Non-Voting DHL Common Shares in lieu of Voting DHL Common Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes

In connection with making a Subscription Election, each holder of Existing DL Notes must elect the class of Exit Preferred Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. There will be two classes of Exit Preferred Shares: Voting Exit Preferred Shares, which will vote on an as-converted basis, and Non-Voting Exit Preferred Shares, which will not have any voting rights. Except with respect to voting rights, the Voting Exit Preferred Shares and Non-Voting Exit Preferred Shares will otherwise have identical rights. Holders of Non-Voting Exit Preferred Shares will not be able to vote with respect to any Non-Voting Exit Preferred Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting Exit Preferred Shares and “Annex IV—Description of the Exit Preferred Shares” for a description of the Voting and Non-Voting Exit Preferred Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting Exit Preferred Shares in lieu of Non-Voting Exit Preferred Shares, or Non-Voting Exit Preferred Shares in lieu of Voting Exit Preferred Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

If the 75% Condition is satisfied, then we expect to propose the Schemes. However, even if we propose a Scheme, we cannot provide any assurance that the Bermuda Court will give leave to convene the relevant Scheme Meeting or sanction the Scheme upon the terms and conditions we present. If we consummate the Schemes with respect to a series of Existing Notes, then we will be able to exchange all outstanding Existing Notes of such series, even from holders that did not deliver their Proxy or voted against the applicable Scheme. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.”

Each Solicitation is being made independently of each other Solicitation, and is subject to the satisfaction or waiver of certain conditions set forth in this Solicitation Statement. The Companies expressly reserve the right, in their sole discretion and regardless of whether any of the conditions described under “—Conditions to the Solicitations” have been satisfied, subject to applicable law and the terms of the RSA, at any time prior to Commitment Payment Election Deadline, to (i) terminate any Solicitation for any reason, (ii) waive any of the conditions to the Solicitations, (iii) extend the Commitment Payment Election Deadline with respect to any Solicitation or (iv) amend the terms of the Solicitations.

Pursuant to the RSA, certain holders of approximately 72.4% of the aggregate outstanding principal amount of the Existing DL Notes, approximately 73.8% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes and approximately 88.0% of the aggregate outstanding principal amount of the Existing DIFL

Unsecured Notes have committed to deliver their Proxies in the Solicitations to vote in favor of the Schemes. In addition, certain lenders representing approximately 89.3% of the aggregate outstanding principal amount of the Existing DIFL Term Loans have already delivered their proxies to vote in favor of the DIFL Scheme.

In addition, the Backstop Parties have entered into the Backstop Commitment Agreement pursuant to which, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election and (ii) purchase the Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Shortfall, in exchange for the Backstop Payment.

The Commitment Payment Election may be made, and the related Proxies may be delivered, only in principal amounts equal to minimum denominations of (i) $200,000 and integral multiples of $1,000 in excess thereof for the Existing DL Notes, (ii) $2,000 and integral multiples of $1.00 in excess thereof for the Existing DIFL Secured Notes and (iii) $1.00 and integral multiples of $1.00 in excess thereof for the Existing DIFL Unsecured Notes. No alternative, conditional irregular or contingent tenders will be accepted.

Procedures for Delivering Proxies and Making the Commitment Payment Election

To validly deliver a Proxy and be eligible to receive the Commitment Payment with respect to a series of Existing Notes, a holder must complete and deliver to its Nominee the applicable Election Form, which includes the Nominee Instruction Form, or otherwise follow the instructions required by its Nominee in order to make a valid Commitment Payment Election. To make a valid Commitment Payment Election and be eligible to receive the Commitment Payment in the applicable Scheme, the holder’s Existing Notes must be delivered by the DTC Participant holding its Existing Notes via ATOP by the Commitment Payment Election Deadline, and the DTC Participant that delivered such Existing Notes via ATOP must submit the completed Nominee Instruction Form to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline.

If you wish to deliver your Proxy and make the Commitment Payment Election and your Existing Notes are held by a custodial entity such as a commercial bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to deliver your Existing Notes via ATOP and submit the Nominee Instruction Form to the Information and Tabulation Agent on your behalf pursuant to the procedures of that custodial entity. Please ensure you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline. Beneficial owners are urged to appropriately instruct their Nominee as soon as possible and well in advance of the Commitment Payment Election Deadline in order to allow adequate processing time for their instruction.

To deliver a Proxy and make the Commitment Payment Election, you must cause your custodial entity to:

•	comply with the procedures for delivering the applicable series of Existing Notes through ATOP by the applicable Commitment Payment Election Deadline; and

•	deliver a Nominee Instruction Form to the Information and Tabulation Agent, in accordance with the instructions in the Nominee Instruction Form, by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline.

For the avoidance of doubt, the submission of the ATOP instruction without the submission by such holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to deliver a Proxy and make the Commitment Payment Election. In order for a Proxy to be valid and to be eligible to receive the Commitment Payment in the applicable Scheme, a corresponding Nominee Instruction Form must be submitted.

It is anticipated that the Solicitations will be eligible for ATOP with respect to book-entry notes held through DTC. The Existing Notes must be delivered via ATOP by the applicable Commitment Payment Election Deadline. There are not any guaranteed delivery procedures applicable to the Solicitations under the terms of this Solicitation Statement or other materials provided herewith.

Any financial institution that is a DTC Participant must deliver the Existing Notes through the ATOP procedures for making the Commitment Payment Election. DTC will then verify the election and send an agent’s message to the Information and Tabulation Agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the Information and Tabulation Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC Participant that the DTC Participant has received and agrees to be bound by the terms described in this Solicitation Statement and that we may enforce such agreement against the DTC Participant.

Eligible Existing DL Notes Holders that make the Commitment Payment Election also have the option to make the Subscription Election with respect to their Existing DL Notes by choosing the combined Commitment Payment Election and Subscription Election, as further described in the DL Notes Election Form attached hereto as Exhibit A. To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, holders of Existing DL Notes must (i) subscribe for the New Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee at the time they make the Commitment Payment Election with respect to their Existing DL Notes, (ii) certify that they are an Eligible Existing DL Notes Holder by completing the New Money Qualifying Letter attached to the DL Notes Election Form and (iii) deliver cash to the Information and Tabulation Agent in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

No Partial Delivery of Proxy

In order to deliver their Proxy in the Solicitations and be eligible to receive the Commitment Payment, holders will be required, at the time of such delivery, to certify to us that they (i) have validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by them, (ii) will not validly withdraw via ATOP their Existing Notes unless they validly withdraw all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme. To validly deliver their Proxy with respect to a series of Existing Notes, holders must cause their Nominee (i) to deliver such Existing Notes via ATOP prior to the Commitment Payment Election Deadline and (ii) to deliver the Nominee Instruction Form to the Information and Tabulation Agent prior to 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. Any Proxy not delivered in compliance with these procedures could result in the rejection of such Proxy. We reserve the absolute right to waive any defects or irregularities with respect to any such Proxy, subject to applicable law and the terms of the RSA. For further details, see “—Determination of Validity of Proxies.” To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, holders of Existing DL Notes must (i) subscribe for the New Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee at the time they make the Commitment Payment Election with respect to their Existing DL Notes, (ii) certify that they are an Eligible Existing DL Notes Holder by completing the New Money Qualifying Letter attached to the DL Notes Election Form and (iii) deliver cash to the Information and Tabulation Agent in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

Commitment Payment Election Deadline; Extensions; Amendments

The Commitment Payment Election Deadline for each Solicitation is 5:00 p.m., New York City time, on September 6, 2023, subject to our right to extend that time and date in our sole discretion with respect to any Solicitation (which right is subject to applicable law and the terms of the RSA), in which case the Commitment Payment Election Deadline for such Solicitation means the latest time and date to which such Solicitation is extended.

If a Solicitation is amended or modified in a manner determined by us to constitute a material change to the holders, we will promptly disclose such amendment or modification in a manner deemed appropriate and may, if appropriate, extend, subject to applicable law and the terms of the RSA, such Solicitation for a period deemed by us to be adequate to permit the holders to deliver their Proxies.

Notwithstanding anything to the contrary set forth in this Solicitation Statement, we expressly reserve the right, in our sole discretion, but subject to the terms of the RSA, and regardless of whether any of the conditions described above under “—Conditions to the Solicitations” have been satisfied, subject to applicable law and the terms of the RSA, at any time prior to the applicable Commitment Payment Election Deadline, to (i) terminate any Solicitation for any reason, (ii) waive any of the conditions to any Solicitation, (iii) extend the Commitment Payment Election Deadline with respect to any Solicitation, or (iv) amend the terms of any Solicitation.

Holders Eligible to Participate in the Subscription Election

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are QIBs within the meaning of Rule 144A in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election. See “Transfer Restrictions.”

Conditions to the Solicitations

Notwithstanding any other provisions of the Solicitations, or any extension of the Solicitations, we may, in our sole discretion, but subject to the terms of the RSA, terminate any Solicitation or, at our option, modify, extend or otherwise amend any Solicitation if any of the following conditions have not been satisfied or waived prior to the Commitment Payment Election Deadline:

•	no action or event shall have occurred, been threatened, or may occur, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been issued, promulgated, enacted, entered, enforced or deemed to be applicable to any Solicitation or any Scheme by or before any court or governmental regulatory or administrative agency, authority, instrumentality or tribunal, including, without limitation, taxing authorities, that either:

•	challenges the making of any Solicitation or the commencement of any Scheme, or might, directly or indirectly, be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any manner, any Solicitation or any Scheme; or

•	in our reasonable judgment, could materially adversely affect our or each of our subsidiaries’ business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or impair the contemplated benefits to us of any Solicitation or any Scheme; and

•	there shall not have occurred (a) any general suspension of or limitation on trading in securities in the United States securities or financial markets, whether or not mandatory, (b) any material adverse change in the price of the Existing Notes of any series, (c) a material impairment in the general trading market for debt securities in the United States, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory,

(e) a material escalation or commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, if the effect of any such event, in our reasonable judgment, makes it impracticable or inadvisable to proceed with any Solicitation or any Scheme, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event in our reasonable judgment, having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any material adverse change in the securities or financial markets in the United States generally or (h) in the case of any of the foregoing existing at the time of the commencement of the Solicitations, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion, subject to applicable law and the terms of the RSA, prior to the Commitment Payment Election Deadline of any Solicitation. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, in our sole discretion, at any time prior to, or on the Commitment Payment Election Deadline of a Solicitation, subject to applicable law and the terms of the RSA:

•	terminate such Solicitation;

•	modify, extend or otherwise amend such Solicitation; or

•	waive the unsatisfied conditions with respect to such Solicitation and accept all Proxies delivered pursuant to such Solicitation.

In addition, subject to applicable law and the terms of the RSA, we may in our absolute discretion terminate any Solicitation for any other reason or for no reason.

Representations, Warranties and Covenants of Holders of Existing Notes

Upon making the Commitment Payment Election by delivering its Existing Notes via ATOP and automatically delivering the Proxy with respect to such Existing Notes, a holder, or the beneficial holder of Existing Notes on behalf of which the holder has delivered, will be deemed to represent, warrant and agree that:

•	it has received this Solicitation Statement;

•	it is the beneficial owner (as defined herein) of, or a duly authorized representative of one or more beneficial owners of, the Existing Notes for which it has delivered its Proxy, and it has full power and authority to execute the Nominee Instruction Form;

•	the Existing Notes for which it has delivered its Proxy were owned as of the date of delivery, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those Existing Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, if we purchase the same in the applicable Scheme;

•	it will not sell, pledge, hypothecate or otherwise encumber or transfer Existing Notes for which it has delivered its Proxy from the date of the delivery of its Proxy (other than to us as contemplated hereby) until after the applicable Scheme Meeting, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•	in the case of holders of Existing DL Notes participating in the Subscription Election, it is an Eligible Existing DL Notes Holder, or, in the event that it is acting on behalf of a beneficial owner of the Existing DL Notes tendered thereby, it has received a written certification from that beneficial owner, dated as of a specific date on or since the close of that beneficial owner’s most recent fiscal year, to the effect that that beneficial owner is an Eligible Existing DL Notes Holder, and is acquiring Exit Preferred Shares and the Subscription DHL Common Shares for its own account or for a discretionary account or accounts on behalf of one or more Eligible Existing DL Notes Holders as to which it has been instructed;

•	it has the authority to make the statements contained in the Nominee Instruction Form;

•	it (i) has validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by it, (ii) will not validly withdraw via ATOP such series of Existing Notes unless it validly withdraws all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme;

•	it is otherwise a person to whom it is lawful to make available this Solicitation Statement or to make the Solicitations in accordance with applicable laws (including the transfer restrictions set out in this Solicitation Statement under “Transfer Restrictions”);

•	it has had access to such financial and other information and has been afforded the opportunity to ask such questions of representatives of us and receive answers thereto, as it deems necessary in connection with its decision to deliver its Proxy in the Solicitations and, if applicable, subscribe for the New Shares;

•	it acknowledges that we and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations and warranties made by its delivery of Existing Notes via ATOP and submission of the Nominee Instruction Form are, at any time prior to the consummation of the Schemes, no longer accurate, it shall promptly notify us;

•	if it is acquiring the New Securities as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representations and agreements on behalf of such account;

•	in evaluating the Solicitations and in making its decision whether to deliver its Proxy in the Solicitations, it has made its own independent appraisal of the matters referred to in this Solicitation Statement and in any related communications; and

•	the delivery of a Proxy shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this Solicitation Statement.

Each holder of Existing Notes that delivers its Existing Notes via ATOP and submits a Nominee Instruction Form will also be deemed to represent, warrant and agree to the terms described under “Transfer Restrictions” to the extent applicable to such holder.

The representations, warranties and agreements of a holder delivering its Proxy with respect to any series of Existing Notes will be deemed to be repeated and reconfirmed on and as of the Commitment Payment Election Deadline and the Closing Date. For purposes of this Solicitation Statement, the “beneficial owner” of any Existing Notes means any holder that exercises investment discretion with respect to those Existing Notes.

Absence of Appraisal and Dissenters’ Rights

Holders of the Existing Notes do not have any appraisal or dissenters’ rights in connection with the Solicitations.

Determination of Validity of Proxies

All questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of Proxies will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Proxies determined by us not to be in proper form or any Proxies our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of Proxies delivered as to particular Existing Notes, whether or not waived in the case of other Existing Notes. Our interpretation of the terms and conditions of the Solicitations, including the terms and instructions in the Nominee Instruction Form, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with Proxies of Existing Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to

Proxies of Existing Notes, none of us, the New Securities Issuers, the Information and Tabulation Agent or any other person will be under any duty to give that notification or shall incur any liability for failure to give that notification. Proxies will not be deemed to have been made until any defects or irregularities therein have been cured or waived.

Certification of Participation in the Solicitations

In order to deliver their Proxy and be eligible to receive the Commitment Payment pursuant to the Solicitations, holders will be required to certify to us, via DTC’s ATOP system, to the following statement at the time of delivery of their Existing Notes via ATOP:

“The holder (i) has validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by it, (ii) will not validly withdraw via ATOP such series of Existing Notes unless it validly withdraws all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme.”

We retain the right to request any such additional documentation from holders that deliver their Proxy to verify such attestations. In the event a holder delivers its Proxy, but does not deliver such attestations or additional requested documents, prior to the relevant date, such Proxy will not be accepted, and could result in the rejection of such Proxy. We may request proof for each Proxy as part of our request for additional documentation. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation, Proxy or supporting documentation, subject to applicable law and the terms of the RSA.

Revocation of Proxies

Existing Notes properly delivered via ATOP on or prior to the applicable Commitment Payment Election Deadline will be given effect in accordance with its terms unless properly revoked at or prior to the applicable Commitment Payment Election Deadline. Proxies may not be revoked after the applicable Commitment Payment Election Deadline.

Prior to the applicable Commitment Payment Election Deadline, any holder may revoke any Proxy given as to its Existing Notes. For a withdrawal of a Proxy to be effective, a “Request Message” must be properly transmitted through ATOP and received by the Information and Tabulation Agent prior to the applicable Commitment Payment Election Deadline. Validly revoked Proxies may be redelivered by following the procedures described elsewhere in this Solicitation Statement at any time prior to the Commitment Payment Election Deadline. Under no circumstances may consents be revoked after the Commitment Payment Election Deadline.

Assignment of Replacement CUSIPs to the Existing DIFL Notes After Scheme Meeting

Following the Scheme Meeting for the DIFL Scheme, we intend to release the Existing DIFL Notes from the ATOP system in accordance with the procedures detailed below. In order to separately identify the Existing DIFL Notes for which the Commitment Payment Election was validly made, we intend to provide for the assignment of alternative identifying CUSIPs (the “Replacement CUSIPs”) to track which Existing DIFL Notes validly made the Commitment Payment Election on or prior to the Commitment Payment Election Deadline. For the avoidance of doubt, the assignment of such Replacement CUSIPs does not constitute a reissuance of the Existing DIFL Notes or the issuance of additional Existing DIFL Notes, or change the terms of the Existing DIFL Notes or the indentures governing the Existing DIFL Notes in any way. The Replacement CUSIPs merely provide an administrative mechanism for tracking which Existing DIFL Notes validly made the Commitment Payment Election.

It is anticipated that the Existing DIFL Notes identified by their Replacement CUSIPs will be delivered as soon as reasonably practicable following the Scheme Meeting for the DIFL Scheme on the Replacement CUSIPs Assignment Date, which is expected to be on November 2, 2023. On the Replacement CUSIPs Assignment Date, the Existing DIFL Notes for which the Commitment Payment Election was validly made will be promptly assigned the Replacement CUSIPs and will be released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs will no longer be blocked from trading by ATOP.

If the DIFL Scheme is consummated, then (i) the Existing DIFL Notes that are identified by the Replacement CUSIPs will be mandatorily exchanged for the applicable Commitment Payment and the applicable Scheme

Consideration and (ii) the Existing DIFL Notes that have the original CUSIPs will be mandatorily exchanged for only the applicable Scheme Consideration, in each case upon consummation of the DIFL Scheme. There can be no assurance that the DIFL Scheme will be consummated. See “Risk Factors.”

For the avoidance of doubt, to the extent Replacement CUSIPs are assigned to the Existing DIFL Notes and such notes are promptly released from ATOP, such release would not constitute a withdrawal and such released notes with Replacement CUSIPs shall continue to be entitled to the Commitment Payment pursuant to the terms of this Solicitation Statement.

In the event the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes following the Withdrawal Date and until the Withdrawal Deadline, provided that any holder that withdraws its Existing DIFL Notes following the Withdrawal Date will, with respect to all Existing DIFL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election and (ii) relinquished all rights associated any prior election, and would therefore no longer be eligible to receive the Commitment Payment in the DIFL Scheme and would receive only the applicable Scheme Consideration in the DIFL Scheme.

Withdrawal

Once submitted into ATOP, Existing Notes cannot be transferred until such Existing Notes are withdrawn or released from ATOP (as described above), as applicable. Following the Withdrawal Date and until the Withdrawal Deadline, the Existing Notes may be withdrawn from ATOP. However, any holder that withdraws its Existing Notes after the Withdrawal Date will, with respect to all Existing Notes withdrawn by such holder, (i) be deemed to have withdrawn its Commitment Payment Election and, if applicable, its Subscription Election and (ii) have relinquished all rights associated any prior elections. Such holders that withdraw their Existing Notes from ATOP would therefore no longer be eligible to receive the applicable Commitment Payment, any Exit Preferred Shares or any Subscription DHL Common Shares in the Schemes, and would receive only the applicable Scheme Consideration in the Schemes. The Withdrawal Date will be set at a date promptly after the Scheme Meetings and is expected to be on November 2, 2023 (approximately 8 weeks after the Commitment Payment Election Deadline). See “Important Times and Dates.”

Procedures for Voting by Ballot

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

Voting by ballot will not preclude a holder from attending and voting in person at the Scheme Meeting should it wish to do so. In the event that a holder votes in person at the Scheme Meeting, any returned ballot with such holder’s vote and proxy included therein will be deemed to have been revoked for the Scheme Meeting.

The Voting Deadline for each Scheme is expected to be 5:00 p.m., New York City time, on October 30, 2023, subject to our right to extend that time and date in our sole discretion with respect to any Scheme (which right is subject to applicable law and the terms of the RSA), in which case the Voting Deadline for such Scheme means the latest time and date to which such deadline is extended.

Treatment of Existing Notes of Holders That Did Not Deliver Their Proxy or Voted Against the Applicable Scheme in the Solicitations

If we consummate the Schemes, then we will be able to exchange all outstanding Existing Notes, even from holders that did not deliver their Proxy or voted against the applicable Scheme. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.”

Information and Tabulation Agent

Epiq Corporate Restructuring, LLC (or its designee or affiliate) has been appointed as the Information and Tabulation Agent for the Solicitations. All correspondence in connection with the Solicitations should be sent or delivered by each holder of Existing Notes, or a beneficial owner’s Nominee, to the Information and Tabulation Agent at the address listed on the back cover page of this Solicitation Statement. Questions concerning procedures for delivering a Proxy and requests for additional copies of this Solicitation Statement or the Nominee Instruction Form should be directed to the Information and Tabulation Agent at the address and telephone number listed on the back cover page of this Solicitation Statement. Holders of Existing Notes may also contact their Nominee for assistance concerning the Solicitations. We will pay the Information and Tabulation Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Other Fees and Expenses

The Company will bear the costs of the Solicitations. The Company will reimburse the Existing Notes Trustee for the reasonable and customary expenses that the Existing Notes Trustee incurs in connection with the Solicitations. The Company will also reimburse banks, trust companies, securities dealers, nominees, custodians and fiduciaries for their reasonable and customary expenses in forwarding this Solicitation Statement and other materials to beneficial owners of the Existing Notes.

NONE OF THE COMPANIES, THE NEW SECURITIES ISSUERS, THE TRUSTEE WITH RESPECT TO EACH SERIES OF EXISTING NOTES AND NEW NOTES, THE INFORMATION AND TABULATION AGENT, OR ANY AFFILIATE OF ANY OF THEM, MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS OF EXISTING NOTES SHOULD DELIVER THEIR PROXIES IN THE SOLICITATIONS.

Book Entry, Delivery and Form

The New Notes

It is anticipated that the New Notes will be eligible on the DTC platform and that the New Notes of each series will initially be represented by Global Notes that together will represent the aggregate principal amount of the New Notes. When issued, the Global Notes will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The New Notes will only be issued in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof.

Investors who receive New Notes may hold their interests in the Global Notes directly through DTC if they are DTC Participants or indirectly through organizations that are DTC Participants.

Investors who hold beneficial interests in the Global Notes may hold such interests directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Clearstream Banking, S.A., if they are participants in these systems, or indirectly through organizations that are participants in these systems. Euroclear and Clearstream will hold interests in such Global Notes on behalf of their participants through their respective depositaries, which in turn will hold the interests in the Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its Participants or its Indirect Participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

So long as Cede & Co., as the nominee of DTC, is the registered owner of a Global Note, Cede & Co. for all purposes will be considered the sole holder of the Global Notes. Owners of beneficial interests in a Global Note will be entitled to have certificates registered in their names and to receive physical delivery of New Notes only in the limited circumstances described below under “—Exchange of Global Notes for Definitive Notes.”

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. We do not take any responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.

Upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Information and Tabulation Agent with portions of the principal amount of the Global Notes.

Payment of principal and other amounts, if any, on a Global Note will be made to Cede & Co., the nominee for DTC, as registered owner of the Global Notes, by wire transfer of immediately available funds on the applicable payment date. Neither we nor the trustee, nor any agent of either of them, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We have been informed that, with respect to any payment of principal, or premium, interest or other amounts, if any, on a Global Note, DTC’s practice is to credit Participants’ accounts on the applicable payment date, with payments in amounts proportionate to their respective beneficial interests in the New Notes represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the New Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.” In particular, payments to owners of beneficial interests in the New Notes held through Euroclear and Clearstream (as Indirect Participants in DTC) will be made in accordance with the rules and operating procedures of Euroclear and Clearstream.

Transfers between Participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. Participants in Euroclear and Clearstream will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream, as applicable. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Cross-market transfers between DTC Participants, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, these cross market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and the credit of any transaction’s interests in the Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream participant on that day. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC Participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Neither we nor the trustee, nor any agent of either of us, will have responsibility for the performance of DTC, Euroclear, Clearstream or their respective participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the New Notes (including, without limitation, the presentation of the New Notes for exchange as described below) only at the direction of one or more Participants to whose accounts with DTC interests in a Global Note are credited, and only in respect of the New Notes represented by the Global Note as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for Definitive Notes, which it will distribute to its Participants.

We have been advised that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

We have also been advised that Euroclear and Clearstream hold securities for participant organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry charges in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among their respective participants, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

Exchange of Global Notes for Definitive Notes

A Global Note is exchangeable for Definitive Notes if:

(a)	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Notes or has ceased to be a clearing agency registered under the U.S. Exchange Act and, in either case, we thereupon fail to appoint a successor depositary within 120 days after the date of such notice, or

(b)	if DTC so requests following an Event of Default under the indenture, or

(c)	we, at our option, notify the trustee in writing that we elect to exchange in whole but not in part, the Global Note for Definitive Notes.

In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures), unless we determine otherwise in compliance with the requirements of the applicable indenture.

Exchange of Definitive Notes for Global Notes

If issued, Definitive Notes may not be exchanged or transferred for beneficial interests in a Global Note except upon consummation of a tender offer.

Exchange of Definitive Notes for Definitive Notes

If issued, Definitive Notes may be exchanged or transferred by presenting or surrendering such Definitive Notes at the office of the registrar located in New York, New York with a written instrument of transfer in form satisfactory to such registrar, duly executed by the holder of the Definitive Notes or by its attorney, duly authorized in writing. If the Definitive Notes being exchanged or transferred have restrictive legends, such holder must also provide a written certificate (in the form provided in the indenture) to the effect that such exchange or transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same-Day Settlement and Payment

The New Notes represented by the Global Notes will be eligible to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Definitive Notes would also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC.

DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Methods of Receiving Payments on the New Notes

Principal of, premium, if any, and interest on registered Notes held in global form will be payable at the corporate trust office or agency of the paying agent in New York. All payments on the Global Notes will be made by transfer of immediately available funds to an account of the holder of the Global Notes in accordance with instructions given by the holder. Principal of, premium, if any, and interest on any Definitive Notes will be payable at the corporate trust office or agency of the paying agent in New York maintained for such purposes. In addition, interest on Definitive Notes may be paid by check mailed to the person entitled thereto as shown on the register for such Definitive Notes.

Paying Agent and Registrar for the New Notes

We have undertaken to maintain one or more paying agents for the New Notes in the Borough of Manhattan, City of New York. The paying agent is expected to be Wilmington Savings Fund Society, FSB in New York. We have also undertaken to maintain one or more registrars with offices in the Borough of Manhattan, City of New York. The registrar is expected to be Wilmington Savings Fund Society, FSB in New York. The registrar will maintain a register reflecting ownership of notes outstanding from time to time and will make payments on and facilitate transfer of Notes on our behalf. We may change the paying agent or registrar without prior notice to the holders.

The New Shares

The New Shares issued as part of the DL Scheme will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Shares, holders must provide registration details to DHL’s company secretary, Conyers. Specifically, in connection with or promptly following the delivery of a Proxy with respect to the Existing DL Notes, each holder of Existing DL Notes shall deliver or shall cause its Nominee to deliver the Equity Registration Form to Conyers pursuant to the instructions set forth in the Equity Registration Form. If a participating holder of Existing DL Notes does not return an Equity Registration Form, the New Shares will be held in the Holding Trust by a holding trustee until such holder delivers a properly completed Equity Registration Form to Conyers to have its New Shares registered in the register of members of DHL. This Holding Trust will terminate 18 months after the effective date of the DL Scheme (subject to any extension of the Holding Trust at the sole option of DHL). Upon termination of the Holding Trust, a holder of Existing DL Notes that has not yet submitted a valid Equity Registration Form (or has not submitted an alternative notification deemed to be acceptable in the sole direction of DHL) will no longer be entitled to their pro-rata allocation of New Shares, and such allocation will revert to DHL.

In addition, if a holder will become entitled to hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the Voting DHL Common Shares and the Voting Exit Preferred Shares voting together as a single class, such holder is required to submit beneficial ownership information (as further described in Part 2 of the Equity Registration Form) and receive the consent of the Bermuda Monetary Authority prior to the issuance of such New Shares to the holder. We cannot guarantee that such holder will receive the consent of the Bermuda Monetary Authority, nor can we guarantee the timeframe in which such consent may be received. Until the Bermuda Monetary Authority has given its consent, such holder will not be entitled to be issued their entire allocation of New Shares, and the balance of their New Shares will be held in the Holding Trust as described above.

Material Bermuda and U.S. Tax Considerations

Bermuda Tax Considerations

At the date of this Solicitation Statement, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our noteholders in respect of the Existing Notes or the New Securities. There is no stamp duty on the issue, transfer or redemption of the Existing Notes or the New Securities.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given an assurance to Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel MidCo Limited, Digicel Intermediate Holdings Limited and Digicel International Finance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel MidCo Limited, Digicel Intermediate Holdings Limited, Digicel International Finance or any of their respective operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel MidCo Limited, Digicel Intermediate Holdings Limited or Digicel International Finance in accordance with the Land Tax Act 1967 of Bermuda or otherwise payable in respect of real property they lease in Bermuda. These assurances by the Bermuda Minister of Finance expire on March 31, 2035.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the exchange of Existing DIFL Secured Notes for New DIFL Secured Notes and cash equal to the amount of accrued and unpaid interest in respect of the Existing DIFL Secured Notes (the “DIFL Secured Notes Exchange”), the exchange of Existing DIFL Unsecured Notes for New DML Unsecured Notes and cash equal to the amount of accrued and unpaid interest in respect of the Existing DIFL Unsecured Notes (the “DIFL Unsecured Notes Exchange,” and together with the DIFL Secured Notes Exchange, the “DIFL Notes Exchanges”) and the exchange of Existing DL Notes for DHL Common Shares and the opportunity to subscribe in the DL Scheme for an Eligible Existing DL Notes Holder’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares at the Subscription Purchase Price (including by making a valid Subscription Election) (such opportunity, the “Equity Subscription Rights,” such exchange, the “DL Notes Exchange,” and the DL Notes Exchange together with the DIFL Notes Exchanges, the “Exchanges”), and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges. Because accrued and unpaid interest on the Existing DIFL Secured Notes and Existing DIFL Unsecured Notes is paid in cash, this disclosure assumes that no New DIFL Secured Notes or New DML Unsecured Notes are received in respect of interest and no cash is otherwise received in exchange for Existing DIFL Secured Notes or Existing DIFL Unsecured Notes.

This summary is not a complete analysis of all the potential U.S. federal income tax considerations relating to the Exchanges and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this Solicitation Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. This discussion applies only to Existing Notes, New Securities received in exchange therefor and Equity Subscription Rights that are held as “capital assets” for U.S. federal income tax purposes and are beneficially owned by U.S. Holders (as defined below).

This summary does not address any tax considerations arising under the laws of any non-U.S., state or local jurisdiction or the potential application of the U.S. federal estate, gift or alternative minimum tax or the Medicare tax on investment income. This summary also does not discuss differences in U.S. federal income tax consequences to (i) U.S. Holders holding more than one series of Existing Notes, (ii) U.S. Holders that act or receive consideration in a capacity other than any other U.S. Holder of the same series of Existing Notes (such as the tax consequences of entering into the Backstop Commitment Agreement), (iii) U.S. Holders that receive their DHL Common Shares through the Holding Trust or (iv) U.S. Holders that are Defaulting Holders, and the U.S. federal income tax consequences for such U.S. Holders may differ materially from those described below. Furthermore, this discussion does not describe all of the U.S. federal income tax consequences that may be relevant to beneficial owners in light of their particular circumstances or to beneficial owners subject to special rules, such as:

•	banks or other financial institutions;

•	insurance companies;

•	dealers and traders subject to a mark-to-market method of tax accounting with respect to the Existing Notes, the New Securities or the Equity Subscription Rights;

•	persons holding the Existing Notes, the New Securities or the Equity Subscription Rights as part of a hedge, wash sale or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	regulated investment companies or real estate investment trusts;

•	tax-exempt entities;

•	retirement plans;

•	persons who hold the Existing Notes, the New Securities or the Equity Subscription Rights through non-U.S. brokers or other non-U.S. intermediaries;

•	persons who own (directly, indirectly or constructively), at any point in time, 10% or more of the equity of DHL (by vote or value), as determined for U.S. federal income tax purposes;

•	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein; or

•	persons subject to special tax accounting rules under Section 451(b) of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Existing Notes, the New Securities or the Equity Subscription Rights, the tax treatment of each partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships that hold the Existing Notes (and partners therein) should consult their tax advisors regarding the tax consequences relating to the Exchanges and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges.

As used herein, the term “U.S. Holder” means a beneficial owner of an Existing Note, a New Security received in exchange therefor and/or an Equity Subscription Right that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

We have not sought and do not intend to seek any ruling from the Internal Revenue Service (the “IRS”). Accordingly, there can be no assurance that the IRS or a court will agree with the U.S. federal income tax consequences described below. U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the Exchanges and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges in light of their particular situations.

Tax Consequences to U.S. Holders Who Participate in the Exchanges and Deliver a Valid Commitment Payment Election

Tax Consequences of the Commitment Payments

The tax consequences of a U.S. Holder’s receipt of a Commitment Payment (upon making a valid Commitment Payment Election) are not entirely clear, as there are no binding authorities directly addressing the treatment of such payments. Although it is not free from doubt, we intend, if required to take a position for applicable U.S. federal income tax reporting purposes, to treat any Commitment Payments received by a U.S. Holder as part of the consideration received in the applicable Exchange, and not as a separate fee, and accordingly as part of a U.S. Holder’s amount realized (i.e., giving rise to additional gain or reducing loss) in the applicable Exchange.

Alternatively, a U.S. Holder could be treated as receiving a separate fee or other payment that would be subject to U.S. federal income tax as ordinary income rather than as additional consideration for the disposition of an Existing Note. The remainder of this discussion assumes that the treatment of the Commitment Payments described in the preceding paragraph is correct. U.S. Holders should consult their tax advisors as to the proper treatment of the Commitment Payments.

Tax Consequences of the DIFL Notes Exchanges and the Ownership and Disposition of the New Notes

Tax Consequences of the DIFL Secured Notes Exchange

The U.S. federal income tax consequences of an exchange of the Existing DIFL Secured Notes for New DIFL Secured Notes and cash in respect of accrued and unpaid interest pursuant to the DIFL Secured Notes Exchange will depend upon whether such exchange is treated as a “significant modification” of the Existing DIFL Secured Notes.

Under applicable Treasury regulations, the modification of a debt instrument (including an exchange of a debt instrument for a new debt instrument) generally is a significant modification if, based on the facts and circumstances and taking into account all modifications (other than modifications that are subject to special rules) of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” As a general matter, multiple modifications to a debt instrument are considered cumulatively. The applicable Treasury regulations provide specific rules for determining whether certain types of modifications are significant, which include, among others, a rule designating a safe harbor in which a deferral of payments on a debt instrument meeting specified requirements is not treated as significant.

Based on the differences between the Existing DIFL Secured Notes and the New DIFL Secured Notes, we intend, if required to take a position for applicable U.S. federal income tax reporting purposes, to treat the DIFL Secured Notes Exchange as a significant modification of the Existing DIFL Secured Notes. The remainder of this discussion assumes that the DIFL Secured Notes Exchange will be a significant modification for U.S. federal income tax purposes.

The tax treatment of the DIFL Secured Notes Exchange depends upon whether the DIFL Secured Notes Exchange qualifies as a recapitalization for U.S. federal income tax purposes. In order for the DIFL Secured Notes Exchange to qualify as a recapitalization, the Existing DIFL Secured Notes and the New DIFL Secured Notes must both be treated as “securities” under the relevant provisions of the Code. Neither the Code nor the Treasury regulations promulgated pursuant thereto define the term “security.” Whether a debt instrument constitutes a security is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether the instrument is a security for U.S. federal income tax purposes. In this regard, debt instruments with a term of ten years or more generally have qualified as securities, whereas debt instruments with a term of less than five years generally have not qualified as securities. It is unclear whether the Existing DIFL Secured Notes and the New DIFL Secured Notes should be treated as securities for this purpose. If both were treated as securities, the DIFL Secured Notes Exchange should be treated as a recapitalization in which case it would be subject to the tax treatment described under “—Treatment as a Recapitalization” below. If the Existing DIFL Secured Notes and/or the New DIFL Secured Notes were not treated as securities, the DIFL Secured Notes Exchange would not be treated as a recapitalization, and would instead be treated as described under “—Treatment as a Fully Taxable Exchange” below. You should consult your own tax advisor as to whether the DIFL Secured Notes Exchange will constitute a recapitalization for U.S. federal income tax purposes.

Treatment as a Recapitalization

If the DIFL Secured Notes Exchange is treated as a recapitalization, a U.S. Holder generally will not recognize gain or loss on the DIFL Secured Notes Exchange, except that any cash received in respect of accrued but unpaid interest on the Existing DIFL Secured Notes will be taxable as ordinary interest income to the extent not previously included in gross income. A U.S. Holder will generally obtain a tax basis in its New DIFL Secured Notes (including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any) equal to its tax basis in the Existing DIFL Secured Notes exchanged therefor. A U.S. Holder will have a holding period for its New DIFL Secured Notes that includes the holding period of the Existing DIFL Secured Notes. Any accrued market discount on an Existing DIFL Secured Note prior to the deemed exchange would carry over to the corresponding New DIFL Secured Note received in exchange therefor.

Treatment as a Fully Taxable Exchange

If the DIFL Secured Notes Exchange is not treated as a recapitalization, U.S. Holders will generally recognize gain or loss upon the exchange of the Existing DIFL Secured Notes for New DIFL Secured Notes (including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any) equal to the difference, if any, between (i) the issue price of the New DIFL Secured Notes (determined as described below under “Tax Treatment of the New Notes Received in the DIFL Notes Exchanges—Issue Price”) received in the exchange, including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any, and (ii) the U.S. Holder’s adjusted tax basis in such Existing DIFL Secured Note surrendered in the exchange. Subject to the market discount rules described below, any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the applicable Existing DIFL Secured Note for more than one year on the date of the exchange. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. Cash received in respect of accrued but unpaid interest on the Existing DIFL Secured Notes at the time of the exchange will generally be taxable as ordinary interest income to the extent it was not previously included in gross income. A U.S. Holder’s holding period for its New DIFL Secured Notes received in the DIFL Secured Notes Exchange will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its New DIFL Secured Notes received in the DIFL Secured Notes Exchange, including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any, will be the issue price of such New DIFL Secured Notes.

If a U.S. Holder holds Existing DIFL Secured Notes with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of such Existing DIFL Secured Notes. You should consult your own tax advisor as to the treatment of Existing DIFL Secured Notes with different tax bases and/or holding periods. If you have not taken accrued OID in respect of the Existing DIFL Secured Notes into income, you should consult your own tax advisor regarding the treatment of such OID.

Tax Consequences of the DIFL Unsecured Notes Exchange

Because the DIFL Unsecured Notes Exchange involves the exchange of notes of one obligor for notes of a different obligor, if required to take a position for applicable U.S. federal income tax reporting purposes, we intend to treat the DIFL Unsecured Notes Exchange as a taxable exchange under Section 1001 of the Code, and the remainder of this discussion assumes this treatment. Under this treatment, U.S. Holders will recognize gain or loss upon the exchange of the Existing DIFL Unsecured Note for New DML Unsecured Notes (including New DML Unsecured Notes received as an Existing DIFL Unsecured Notes Commitment Payment, if any) equal to the difference, if any, between (i) the issue price of the New DML Unsecured Notes (determined as described below under “Tax Treatment of the New Notes Received in the DIFL Notes Exchanges—Issue Price”) received in the exchange, including New DML Unsecured Notes received as an Existing DIFL Unsecured Notes Commitment Payment, if any, and (ii) the U.S. Holder’s adjusted tax basis in such Existing DIFL Unsecured Note surrendered in the exchange. Subject to the market discount rules described below, any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the applicable Existing DIFL Unsecured Note for more than one year on the date of the exchange. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. Cash received in respect of accrued but unpaid interest on the Existing DIFL Unsecured Notes at the time of the exchange will generally be taxable as ordinary interest income to the extent it was not previously included in gross income. A U.S. Holder’s holding period for its New DML Unsecured Notes received in the DIFL Unsecured Notes Exchange will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its New DML Unsecured Notes, including New DML Unsecured Notes received as an Existing DIFL Unsecured Notes Commitment Payment, if any, will be the issue price of such New DML Unsecured Notes.

If a U.S. Holder holds Existing DIFL Unsecured Notes with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of such Existing DIFL Unsecured Notes. You should consult your own tax advisor as to the treatment of Existing DIFL Secured Notes with different tax bases and/or holding periods. If you have not taken accrued OID in respect of the Existing DIFL Unsecured Notes into income, you should consult your own tax advisor regarding the treatment of such OID.

Market Discount

A U.S. Holder will be considered to have acquired an Existing DIFL Secured Note or an Existing DIFL Unsecured Note with market discount if the stated principal amount of such Existing DIFL Secured Note or Existing DIFL Unsecured Note (or, if such Existing DIFL Secured Note or Existing DIFL Unsecured Note is issued with OID, its adjusted issue price) exceeded the U.S. Holder’s initial tax basis for such Existing DIFL Secured Note or Existing DIFL Unsecured Note by more than a de minimis amount. If a U.S. Holder’s Existing DIFL Secured Notes or Existing DIFL Unsecured Notes were acquired with market discount, any gain recognized upon the DIFL Secured Notes Exchange or the DIFL Unsecured Notes Exchange, as applicable, will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held the Existing DIFL Secured Notes or the Existing DIFL Unsecured Notes, as applicable, unless the U.S. Holder had elected to include such market discount in income as it accrued for U.S. federal income tax purposes.

Tax Treatment of the New Notes Received in the DIFL Notes Exchanges

Tax Classification of the New Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. If we are required to take a position for any applicable U.S. federal income tax reporting purposes, we intend to take the position that the New Notes are indebtedness for U.S. federal income tax purposes. Our position is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such position. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if any of the New Notes are not treated as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that all of the New Notes will be treated as indebtedness for U.S. federal income tax purposes.

Potential Contingent Payment Debt Treatment

In certain circumstances—for example, upon a change of control —a U.S. Holder may receive payments on the New Notes other than the scheduled payments or may receive payments in advance of their scheduled dates. Moreover, we are entitled under certain circumstances to elect to make payments in cash or in kind, resulting in differing yields depending on the election made. These potential payments or elections may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” If any of the New Notes are treated as contingent payment debt instruments for United States federal income tax purposes, the timing and amount of income inclusions and the character of income recognized may be different from that herein. Although the issue is not free from doubt, if we are required to take a position for any U.S. federal income tax reporting purposes, we intend to take the position that the possibility of these payments does not result in the New Notes being treated as contingent payment debt instruments under applicable Treasury regulations. The remainder of this discussion assumes that the New Notes are not treated as contingent payment debt instruments.

Issue Price

In general, the New Notes will be treated as having an issue price equal to their fair market value on the Settlement Date if the New Notes are considered to be “publicly traded” for U.S. federal income tax purposes. At this time, we do not know if the New Notes will be “publicly traded” for these purposes. A debt instrument is treated as publicly traded if there is a sale price or one or more firm or indicative quotes available for such debt instrument at any time during the 31-day period ending 15 days after the issue date of such debt instrument. If any series of the New Notes is not considered publicly traded, but the corresponding Existing DIFL Secured Notes or Existing DIFL Unsecured Notes (collectively, the “Existing DIFL Notes”) exchanged therefor are considered publicly traded, the issue price of such New Notes would equal the fair market value of the corresponding Existing DIFL Notes that are treated as having been exchanged for such New Notes. For any series of New Notes, if neither the New Notes nor the corresponding Existing DIFL Notes are publicly traded, the issue price of such series of New Notes would equal either their stated principal amount or their imputed principal amount, as determined under applicable Treasury regulations.

Qualified Stated Interest

Qualified stated interest (“QSI”) is defined as interest that is unconditionally payable, at least annually, in cash or property (other than debt instruments of the issuer) at a single fixed rate. Accordingly, QSI on the New DIFL Secured Notes will be equal to the lowest rate at which interest is required to be paid in cash throughout the term of the New DIFL Secured Notes. QSI will generally be taxable to a U.S. Holder as ordinary income at the time that it is paid or accrued in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. No interest on the New DML Unsecured Notes will be treated as QSI.

Original Issue Discount

Because all or a portion of the interest payable on the New Notes is payable in PIK Interest, each New Note will be treated as having been issued with original issue discount (“OID”) for U.S. federal income tax purposes in an aggregate amount equal to the excess of the “stated redemption price at maturity” of the New Note (the sum of all payments (other than any QSI) required to be made on the New Note) over its “issue price” (determined as described above). A U.S. Holder will be required to include such OID in income (as ordinary income) as such OID accrues on a constant yield to maturity basis for U.S. federal income tax purposes in advance of the receipt of cash payments to which such OID is attributable and regardless of the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

The amount of OID on a New Note that is includible in gross income for a taxable year will generally be the sum of the daily portions of OID with respect to the New Note for each day during that taxable year on which the U.S. Holder holds the New Note. The daily portion is determined by allocating to each day in an “accrual period” a pro rata portion of the OID allocable to that accrual period. The OID allocable to any accrual period other than the final accrual period will equal the product of (a) the “adjusted issue price” of the New Note as of the beginning of such period and (b) the New Note’s “yield to maturity,” determined by taking into account the length of the accrual period, reduced by (c) any QSI allocable to the holding period. The OID allocable to the final accrual period will equal the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “accrual period” for a New Note may be of any length and may vary in length over the term of the New Note, provided that each accrual period is no longer than one year and that each scheduled payment of interest or principal occurs on the first or final day of an accrual period. The “adjusted issue price” of a New Note as of the beginning of any accrual period will equal its issue price, increased by previously accrued OID on the New Note and decreased by any cash payments previously made on the New Note other than QSI.

The “yield to maturity” of a New Note generally is the discount rate that causes the present value of all payments to be made under the New Note to equal the issue price of the New Note. For purposes of calculating OID, an issuer is generally presumed to make an election (such as an unconditional election to pay cash interest or PIK Interest, or an unconditional right to redeem the New Notes) that will reduce the yield on the debt instrument, and any actual election that differs from this presumption causes the debt instrument to be deemed reissued for purposes of calculating the OID to be recognized going forward.

The rules regarding OID are complex. Accordingly, U.S. Holders should consult their own tax advisors regarding the application of the OID rules to the New Notes.

Acquisition Premium

If a U.S. Holder receives a New DIFL Secured Note in an exchange that is treated as a recapitalization, and the U.S. Holder’s tax basis in the New DIFL Secured Note is greater than the issue price of the New DIFL Secured Note but less than or equal to the stated redemption price at maturity, the U.S. Holder will be considered to have acquired the New DIFL Secured Note with acquisition premium. Under the acquisition premium rules, the amount of OID that the U.S. Holder must include in its gross income with respect to a New DIFL Secured Note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

Market Discount

If a U.S. Holder receives a New DIFL Secured Note in an exchange that is treated as a recapitalization and the U.S. Holder’s initial tax basis in the New DIFL Secured Note is less than the issue price of the New DIFL Secured Note, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount. In addition, any accrued market discount on an Existing DIFL Secured Note not recognized in the exchange should carry over to the New DIFL Secured Note.

A U.S. Holder will be required to treat any gain on the sale, exchange, retirement or other disposition of a New DIFL Secured Note as ordinary income to the extent of the market discount accrued on the New DIFL Secured Note (including any accrued market discount carried over from an Existing DIFL Secured Note) at the time of such disposition, unless this market discount has been previously included in income by the U.S. Holder pursuant to an election by the holder to include market discount in income as it accrues. If the New DIFL Secured Note is disposed of in certain nontaxable transactions, accrued market discount will be includible as ordinary income to the U.S. Holder as if the U.S. Holder had sold the New DIFL Secured Note in a taxable transaction at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the New DIFL Secured Note or its earlier disposition (including in certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the New DIFL Secured Note.

Amortizable Bond Premium

If a U.S. Holder receives a New DIFL Secured Note in an exchange that is a recapitalization and the U.S. Holder’s initial tax basis in the New DIFL Secured Note is greater than the New DIFL Secured Note’s stated redemption price at maturity, the U.S. Holder will be considered to have acquired the New DIFL Secured Note with amortizable bond premium, in which case the U.S. Holder will not be required to include any OID in income. In general, amortizable bond premium with respect to a New DIFL Secured Note is the excess, if any, of the U.S. Holder’s tax basis over the New DIFL Secured Note’s stated redemption price at maturity. A U.S. Holder may generally elect to amortize this premium, using a constant-yield method, over the remaining term of the New DIFL Secured Notes. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset QSI required to be included in the U.S. Holder’s income with respect to the New DIFL Secured Notes in that accrual period. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the New DIFL Secured Notes by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned or thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS. The application of the amortizable bond premium rules to debt instruments with early redemption features is not entirely clear, and therefore a U.S. Holder should consult its tax advisor about the application of these rules to the U.S. Holder’s interest in the New DIFL Secured Notes.

Sale, Exchange or Other Taxable Disposition of the New Notes

Upon a sale, exchange or other taxable disposition (including a retirement or redemption) of a New Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder’s adjusted tax basis in the New Note. A U.S. Holder’s adjusted tax basis in a New Note will equal its initial tax basis in such New Note (which in the case of a New Note that was not received in an exchange treated as a recapitalization will equal the issue price of the New Note), increased by the amount of any OID and accrued market discount included in income with respect to such New Note, and decreased by the amount of any amortizable bond premium previously amortized with respect to such New Note and any payments made on the New Note other than QSI. Gain or loss, if any, will generally be U.S.-source income for purposes of computing a U.S. Holder’s foreign tax credit limitation. For these purposes, the amount realized does not include any amount attributable to accrued QSI, which will be treated as described under “–Qualified Stated Interest” above. Subject to the market discount rules described above, any gain or loss recognized on the sale, exchange or other taxable disposition of a New Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition, the New Note has been held for more than one year or, in the event that the DIFL Secured Notes Exchange is treated as a recapitalization, if the combined holding period for the New DIFL Secured Note and the Existing DIFL Secured Note exchanged therefor exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of cash in respect of accrued interest on the Existing Notes, payments of stated interest on the New Notes, accruals of OID and the proceeds from a sale or other taxable disposition (including a retirement or redemption) of the New Notes. A U.S. Holder may be subject to backup withholding on payments of these amounts if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Section 6038D

Section 6038D of the Code generally requires U.S. individuals (and certain entities) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but would also, unless held in accounts maintained by a U.S. financial institution, include the New Notes. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such form is filed.

U.S. Holders should discuss these reporting obligations, and the substantial penalties for non-compliance, with their own tax advisors.

Tax Consequences of the DL Notes Exchange and the Ownership and Disposition of the Exit Preferred Shares and DHL Common Shares

Tax Consequences of the DL Notes Exchange

The U.S. federal income tax consequences of the DL Notes Exchange are not entirely clear. The receipt of the Equity Subscription Rights could be characterized as either (1) the receipt of rights as a part of the consideration for the exchange of the Existing DL Notes followed by the exercise of such rights by holders making a Subscription Election or (2) an integrated transaction pursuant to which, for holders making a Subscription Election, the Exit Preferred Shares and Subscription DHL Common Shares that are subject to the Equity Subscription Rights are acquired directly in exchange for partial satisfaction of the Existing DL Notes plus the Subscription Price. If characterized as the former, the DL Notes Exchange would be treated as an exchange of Existing DL Notes for DHL Common Shares (including any shares in respect of the Existing DL Notes Commitment Payment) and the Equity Subscription Rights. If characterized as the latter, the DL Notes Exchange could be treated (i) for holders making a Subscription Election, as the exchange of Existing DL Notes and the Subscription Price for DHL Common Shares (including any shares in respect of the Existing DL Notes Commitment Payment), Exit Preferred Shares and Subscription DHL Common Shares and (ii) for holders not making a Subscription Election, as the exchange of Existing DL Notes for DHL Common Shares (including any shares in respect of the Existing DL Notes Commitment Payment). If required to take a position for any U.S. federal income tax reporting purposes, we intend to treat the DL Notes Exchange as a taxable exchange described in (1) above.

However, there is no assurance that the IRS will not challenge this position. For example, if the IRS successfully asserts that the DL Notes Exchange is a tax-free transaction, a U.S. Holder would not be allowed to recognize any loss on such exchange. U.S. Holders should consult their tax advisors as to the proper characterization of the DL Notes Exchange and the consequences to them if it were treated as a tax-free transaction or otherwise treated in a different manner. Except where stated otherwise, the remainder of this discussion assumes the DL Notes Exchange will be treated as a taxable exchange described in (1) above.

Subject to the discussion below regarding accrued but unpaid interest, a U.S. Holder will recognize gain or loss upon the exchange of Existing DL Notes for DHL Common Shares and the Equity Subscription Rights equal to the difference, if any, between such U.S. Holder’s “amount realized” in respect of the DL Notes Exchange and the U.S. Holder’s adjusted tax basis in the exchanged Existing DL Notes. The U.S. Holder’s amount realized on the exchange is equal to the fair market value of the DHL Common Shares (including any DHL Common Shares received as an Existing DL Notes Commitment Payment) and the Equity Subscription Rights received in exchange for its Existing DL Notes. Subject to the market discount rules described below, any such gain or loss generally will be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder has held the Existing DL Notes for more than one year on the date of the exchange. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s holding period for its DHL Common Shares and the Equity Subscription Rights received in the DL Notes Exchange will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its DHL Common Shares (including any DHL Common Shares issued as part of an Existing DL Notes Commitment Payment) and its Equity Subscription Rights will be the fair market value of such DHL Common Shares and the Equity Subscription Rights, as applicable.

A U.S. Holder will be considered to have acquired an Existing DL Note with market discount if the stated principal amount of such Existing Note exceeded the U.S. Holder’s initial tax basis for such Existing DL Note by more than a de minimis amount. If a U.S. Holder’s Existing DL Notes were acquired with market discount, any gain recognized upon the DL Notes Exchange will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held the Existing DL Notes, unless the U.S. Holder had elected to include such market discount in income as it accrued for U.S. federal income tax purposes. Holders should consult their tax advisors about the impact of the market discount rules to their particular circumstances.

Holders should consult their tax advisors about the proper characterization of the DL Notes Exchange and the Equity Subscription Rights.

Accrued but Unpaid Interest

To the extent that any amount received by a U.S. Holder in the DL Notes Exchange is attributable to accrued but unpaid interest on the Existing DL Notes, the receipt of such amount should, subject to the discussion in the next paragraph, be recognized by the U.S. Holder as ordinary interest income (to the extent not already included in income by the U.S. Holder). Conversely, a U.S. Holder may be able to recognize a deductible loss to the extent that any accrued interest previously was recognized by the U.S. Holder but was not paid in full by us. Such loss may be ordinary, but the tax law is unclear on this point. The tax basis of any DHL Common Shares and Equity Subscription Rights treated as received in satisfaction of accrued but unpaid interest should equal the amount of such accrued but unpaid interest. The holding period for such DHL Common Shares or Equity Subscription Rights should begin on the day following the receipt of such consideration.

If the sum of the fair market value of the DHL Common Shares and Equity Subscription Rights received in exchange for the Existing DL Notes is not sufficient to fully satisfy all principal and interest on the Existing DL Notes, the extent to which such consideration will be attributable to accrued but unpaid interest is unclear. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The DL Scheme is expected to provide that, for U.S. federal income tax purposes, the aggregate consideration to be distributed to U.S. Holders shall be allocated first to the principal amount of the Existing DL Notes, with any excess allocated to unpaid interest that accrued on these notes, if any. However, the IRS could take the position that the consideration received by the U.S. Holder should be allocated in some way other than as provided in the DL Scheme. U.S. Holders should consult their tax advisors regarding the proper allocation of the consideration received by them in the DL Notes Exchange and the U.S. federal income tax treatment of accrued but unpaid interest.

Tax Treatment of the Equity Subscription Rights

Assuming the treatment described above is respected, a U.S. Holder of an Existing DL Note that elects to exercise its Equity Subscription Rights by making a Subscription Election should be treated as purchasing, in exchange for its Equity Subscription Rights and the Subscription Price paid by the U.S. Holder, Exit Preferred Shares and Subscription DHL Common Shares. Such a purchase should generally be treated as the exercise of an option under general tax principles, and such U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it receives the Exit Preferred Shares and Subscription DHL Common Shares upon the exercise of the Equity Subscription Rights. A U.S. Holder’s aggregate tax basis in the Exit Preferred Shares and Subscription DHL Common Shares should equal the sum of (i) the amount of Subscription Price paid by the U.S. Holder plus (ii) such U.S. Holder’s tax basis in the Equity Subscription Rights immediately before being exercised, and such aggregate tax basis should generally be allocated between such U.S. Holder’s Exit Preferred Shares and Subscription DHL Common Shares pro rata in accordance with the relative fair market value of such shares. A U.S. Holder’s holding period for the Exit Preferred Shares and Subscription DHL Common Shares received pursuant to such exercise should begin on the day following the date the U.S. Holder receives the Exit Preferred Shares and Subscription DHL Common Shares.

A U.S. Holder that elects not to exercise its Equity Subscription Rights may be entitled to claim a (likely short-term capital) loss equal to the amount of tax basis allocated to such Equity Subscription Rights, subject to any limitation on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of such decision.

Tax Treatment of the Exit Preferred Shares and the DHL Common Shares Received in the DL Notes Exchange and/or Pursuant to the Equity Subscription Rights

The following discussion generally assumes that DHL is not a “passive foreign investment company” (a “PFIC”), as described below under “—Passive Foreign Investment Company Rules,” and is therefore subject to the discussion in that section.

Dividends and Other Distributions

Distributions (including any deemed distributions, as described below under “—Constructive Distributions”) on the Exit Preferred Shares and the DHL Common Shares will generally be taxable as dividends for U.S. federal income tax purposes to the extent paid from DHL’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of DHL’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Exit Preferred Shares or DHL Common Shares, as applicable. Any remaining excess will be treated as gain realized on the sale or other disposition of the Exit Preferred Shares or DHL Common Shares, as applicable, and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition.” Because DHL does not calculate its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all distributions, to the extent subject to reporting for U.S. federal income tax purposes, to be reported as dividends for U.S. federal income tax purposes. The amount of any such distribution will include any amounts withheld by DHL (or another applicable withholding agent). Amounts treated as dividends that DHL pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate that applies to “qualified dividend income” only if the Exit Preferred Shares or DHL Common Shares, as applicable, are readily tradable on an established securities market in the United States or DHL is eligible for benefits under an applicable tax treaty with the United States, and, in each case, DHL is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. We do not expect the Exit Preferred Shares or the DHL Common Shares to be readily tradable on any established securities market in the United States. In addition, there is currently no comprehensive income tax treaty between Bermuda and United States. As a result, it is not currently expected that dividends on the Exit Preferred Shares or DHL Common Shares will be eligible to be taxed at this lower rate.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Holder. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Constructive Distributions

Under Section 305 of the Code, holders of stock may be treated as receiving constructive distributions with respect to that stock under certain circumstances.

In particular, Section 305 provides special rules for the tax treatment of preferred stock. According to the Treasury regulations promulgated under that section, the term preferred stock generally refers to stock that, in relation to other classes of stock outstanding, enjoys certain limited rights and privileges that are generally associated with specified dividend and liquidation priorities, and does not participate in corporate growth to any significant extent. Consequently, the determination of whether stock constitutes preferred stock for purposes of Section 305 depends in large part upon whether the stock participates significantly in corporate growth (ignoring for this purpose any conversion right). Whether the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code is subject to uncertainty.

If the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code, there may be deemed distributions to holders under Section 305, including (1) by reason of the accrual of dividends not declared in cash and (2) on account of the excess, if any, of the initial Accreted Liquidation Preference of the Exit Preferred Shares over the issue price of the Exit Preferred Shares. U.S. Holders should consult their tax advisors about the risk of deemed distributions under these rules.

In addition, the conversion rate of the Exit Preferred Shares may be subject to adjustment under certain circumstances. In such circumstances, whether or not the Exit Preferred Shares are treated as “preferred stock” under Section 305, a U.S. Holder that holds the Exit Preferred Shares may be deemed to have received a constructive distribution if the adjustment has the effect of increasing the U.S. Holder’s proportionate interest in DHL’s assets or earnings and profits. In addition, the failure to make certain adjustments on the Exit Preferred Shares may cause a U.S. Holder of the DHL Common Shares to be deemed to have received a constructive distribution from DHL, even though the U.S. Holder has not received any cash or property as a result of such adjustments. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Exit Preferred Shares generally will not be deemed to result in a constructive distribution. If an adjustment that does not qualify as being pursuant to a bona fide reasonable adjustment formula is made, a U.S. Holder of the Exit Preferred Shares will be deemed to have received a constructive distribution from DHL, even though such U.S. Holder has not received any cash or property as a result of such adjustment.

The tax consequences of the receipt of a deemed distribution from DHL are described above under “—Dividends and Other Distributions.” Because deemed distributions received by a U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), the applicable withholding agent may withhold such taxes from payments of cash or other amounts payable to the U.S. Holder. The application of the rules under Section 305 to the Exit Preferred Shares is uncertain, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of the Exit Preferred Shares (other than pursuant to a redemption that does not satisfy any of the Section 302 tests or a conversion, each as described below) or DHL Common Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Exit Preferred Shares or DHL Common Shares, as applicable. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Exit Preferred Shares or DHL Common Shares, as applicable, exceeds one year on the date of such sale, exchange, or other taxable disposition. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations. Any such gain or loss will generally be U.S.-source gain for foreign tax credit purposes.

A redemption of the Exit Preferred Shares by DHL for cash may be treated either as a sale of those shares by a U.S. Holder or as a distribution in respect of the equity of DHL, depending upon the circumstances at the time the Exit Preferred Shares are repurchased. Subject to the discussion below regarding accrued dividends, DHL’s redemption of the Exit Preferred Shares from a U.S. Holder will generally be treated as a sale if it (i) results in a “complete redemption” of a U.S. Holder’s interest in DHL’s equity, (ii) is a “substantially disproportionate” redemption with respect to a U.S. Holder, or (iii) is “not essentially equivalent to a dividend” with respect to a U.S. Holder, each within the meaning of Section 302(b) of the Code, as described below (the “Section 302 tests”).

•    Complete Redemption. The transaction will be a “complete redemption” of a U.S. Holder’s equity interest in DHL if either (i) the U.S. Holder owns, actually or constructively, no equity of DHL immediately after the Exit Preferred Shares are redeemed, or (ii) the U.S. Holder actually owns no equity of DHL immediately after the Exit Preferred Shares are redeemed and, with respect to any equity of DHL constructively owned by the U.S. Holder immediately after the redemption, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such equity under procedures described in Section 302(c) of the Code and applicable U.S. Treasury regulations. If you wish to satisfy the “complete redemption” test through waiver of attribution, you should consult your tax advisor regarding the requirements, mechanics and desirability of such a waiver.

•    Substantially Disproportionate. In order to meet the “substantially disproportionate” test, among other requirements, (i) the percentage of DHL’s voting equity (including Voting Exit Preferred Shares and Voting DHL Common Shares) actually and constructively owned by a U.S. Holder immediately following the redemption of the shares must be less than 80% of the percentage of DHL’s voting equity (including Voting Exit Preferred Shares and Voting DHL Common Shares) actually and constructively owned by such U.S. Holder immediately before the redemption and (ii) the percentage of the common equity in DHL (voting or non-voting) actually and constructively owned by such U.S. Holder immediately following the redemption of the shares must be less than 80% of the percentage of the common equity in DHL (voting or non-voting) actually and constructively owned by such U.S. Holder immediately before the redemption.

•    Not Essentially Equivalent to a Dividend. The redemption will be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. Holder’s equity interest in DHL, given the particular facts and circumstances that apply to the U.S. Holder. The IRS has indicated in published guidance that the redemption of certain preferred stock by a corporation from a person who owns none of the common stock of the corporation may constitute a “meaningful reduction.” You should consult your own tax advisor regarding the application of this test to your particular circumstances.

Contemporaneous dispositions or acquisitions of the Exit Preferred Shares or other equity of DHL by a U.S. Holder or by other individuals or entities (including those related to a U.S. Holder) may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 tests have been satisfied.

If none of the Section 302 tests is satisfied, then the entire amount of cash received by a U.S. Holder pursuant to a redemption will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s remaining Exit Preferred Shares (or, potentially, DHL Common Shares), as described above under “—Dividends and Other Distributions.”

In addition, under Section 305 of the Code, it is possible that, even if one of the Section 302 tests is satisfied, a U.S. Holder may be treated as receiving constructive dividends with respect to the Exit Preferred Shares upon a redemption, as described above under “—Constructive Distributions,” to the extent of any accrued and unpaid dividends.

The treatment of a redemption of the Exit Preferred Shares is unclear and dependent on many factors personal to each U.S. Holder. You should consult your own tax advisors regarding whether the redemption of the Exit Preferred Shares will be treated as a distribution or as a sale in light of your particular circumstances.

Conversion of Exit Preferred Shares into DHL Common Shares

Subject to the discussions below regarding any cash received in lieu of a fractional DHL Common Share and any DHL Common Shares received in respect of accrued and unpaid dividends, a U.S. Holder generally will not recognize any gain or loss upon the conversion of the Exit Preferred Shares into DHL Common Shares.

Any cash received upon conversion in lieu of a fractional DHL Common Share generally will be treated as a payment in a taxable exchange for such fractional DHL Common Share, and gain or loss will be recognized on the receipt of such cash in an amount equal to the difference, if any, between the amount of such cash received and the U.S. Holder’s adjusted tax basis allocable to the fractional DHL Common Share deemed exchanged. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the converted Exit Preferred Shares for more than one year at the time of conversion. Any such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. For non-corporate taxpayers, long-term capital gains generally are eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.

The tax treatment of a U.S. Holder’s receipt of DHL Common Shares received upon conversion in respect of accrued and unpaid dividends that have not been declared is uncertain and depends in part on whether the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code. If the Exit Preferred Shares are treated as preferred stock under Section 305, any DHL Common Shares received upon conversion of the Exit Preferred Shares in respect of dividends in arrears or possibly accrued and unpaid dividends on the Exit Preferred Shares may be treated as a constructive distribution and taxed as described above under “—Dividends and other Distributions.” If the Exit Preferred Shares are not treated as preferred stock under Section 305 of the Code, although not free from doubt, the receipt of such DHL Common Shares should be treated as additional consideration received by the U.S. Holder upon conversion of the Exit Preferred Shares into DHL Common Shares.

U.S. Holders should be aware that the tax treatment described above in respect of the payments of DHL Common Shares made in respect of accrued and unpaid dividends that have not been declared is not certain and may be challenged by the IRS. To the extent of the DHL Common Shares received that are treated as a taxable dividend based on available earnings and profits at the time of conversion, as described above under “—Dividends and Other Distributions,” such DHL Common Shares will not give rise to any cash from which any applicable withholding tax could be satisfied. If an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), the applicable withholding agent may withhold such taxes from the DHL Common Shares or current or subsequent payments of cash to such U.S. Holder.

Except as discussed in the last sentence of this paragraph, a U.S. Holder’s aggregate tax basis in the DHL Common Shares received upon conversion of the Exit Preferred Shares will equal the U.S. Holder’s aggregate tax basis in the converted Exit Preferred Shares. The U.S. Holder’s holding period for such shares will include the U.S. Holder’s holding period of the converted Exit Preferred Shares. DHL Common Shares received in payment of accrued and unpaid dividends that have been taxed as a dividend upon receipt, if any, will have a tax basis equal to their fair market value on the date of conversion, and a new holding period which will commence on the day after the date of conversion.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Cash is a passive asset for these purposes. Based on the expected composition of our and DHL’s income and assets we do not believe that we were a PFIC for the taxable year ended March 31, 2023, and we do not expect DHL will be a PFIC in the foreseeable future. However, DHL’s PFIC status is a factual determination that is made on an annual basis. Because DHL’s PFIC status for any taxable year will depend on the manner in which it operates its business, the composition of DHL’s income and assets and the value of its assets from time to time, there can be no assurance that DHL will not be a PFIC for any taxable year.

If DHL were a PFIC for any taxable year (or portion thereof) during which a U.S. Holder held Exit Preferred Shares or DHL Common Shares, gain recognized by a U.S. Holder on a sale or other disposition of the Exit Preferred Shares or the DHL Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Exit Preferred Shares or the DHL Common Shares, as applicable. The amounts allocated to the taxable year of the sale or other disposition and to any year before the issuer became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any taxable distributions received on a U.S. Holder’s Exit Preferred Shares or DHL Common Shares exceeded 125% of the average of the annual taxable distributions on those shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such taxable distributions would be subject to taxation in the same manner as gain, described immediately above. U.S. Holders should consult their tax advisors to determine the consequences in their particular circumstances if DHL were deemed to be a PFIC in any particular year.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of distributions on the Exit Preferred Shares or the DHL Common Shares and the proceeds from a sale or other disposition (including a retirement or redemption) of the Exit Preferred Shares or the DHL Common Shares. A U.S. Holder may be subject to backup withholding on payments of these amounts if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Section 6038D

Section 6038D of the Code generally requires U.S. individuals (and certain entities) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but would also, unless held in accounts maintained by a U.S. financial institution, include the Exit Preferred Shares or the DHL Common Shares. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such form is filed. U.S. Holders should discuss these reporting obligations, and the substantial penalties for non-compliance, with their own tax advisors.

Tax Consequences to U.S. Holders Who Do Not Deliver a Valid Commitment Payment Election

If we consummate the Schemes, then we will be able to exchange all outstanding Existing Notes, including those held by holders that did not deliver their Proxy or voted against the applicable Scheme. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.” Assuming we consummate the Schemes, the U.S. federal income tax consequences to U.S. Holders who do not deliver a valid Commitment Payment Election (including both U.S. Holders who vote for and against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme) will generally be the same as described above under “—Tax Consequences to U.S. Holders Who Deliver a Valid Commitment Payment Election—Tax Consequences of the DIFL Notes Exchanges and the Ownership and Disposition of the New Notes” and “—Tax Consequences to U.S. Holders Who Deliver a Valid Commitment Payment Election—Tax Consequences of the DL Notes Exchange and the Ownership and Disposition of the Exit Preferred Shares and DHL Common Shares,” as applicable, including any U.S. federal income tax consequences with respect to the Equity Subscription Rights, except with respect to consequences relating to a Commitment Payment.

Tax Consequences If We Effectuate the Asset Transfers and Collateral Release and Consummate the Schemes

If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) New DIFL (rather than DIFL) will issue the New DIFL Secured Notes, (ii) DML, which will be the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) New DHL (rather than DHL) will issue the Exit Preferred Shares and the DHL Common Shares. See “Description of the Concurrent Transactions—Concurrent Transactions.” In that case, the U.S. federal income tax consequences to U.S. Holders of the Existing DIFL Unsecured Notes and Existing DL Notes will generally be the same as described above under “—Tax Consequences to U.S. Holders Who Participate in the Exchange and Deliver a Valid Commitment Payment Election,” including any U.S. federal income tax consequences with respect to the Equity Subscription Rights and Commitment Payment (to the extent applicable).

Depending on the facts and circumstances of the Asset Transfer and Collateral Release and the Schemes, including the steps taken by us to effectuate such transactions and the Schemes, it is possible that the DIFL Secured Notes Exchange could be treated as a fully taxable transaction, in which case the U.S. federal income tax consequences to U.S. Holders of Existing DIFL Secured Notes will generally be the same as described above under “—Tax Consequences to U.S. Holders Who Participate in the Exchange and Deliver a Valid Commitment Payment Election—Tax Consequences of the DIFL Notes Exchanges and the Ownership and Disposition of the New Notes—Tax Consequences of the DIFL Secured Notes Exchange—Treatment as a Fully Taxable Exchange.” U.S. Holders should consult their tax advisors to determine the U.S. federal income tax consequences of the DIFL Secured Notes Exchange based on the facts and circumstances at the time of the exchange.

Transfer Restrictions

Bermuda Transfer Restrictions

Certain transfers of New Shares shall require the prior consent of the Bermuda Monetary Authority.

The New Shares may be offered or sold in Bermuda only in compliance with the provisions of the Bermuda Companies Act 1981, the Bermuda Investment Business Act 2003 and the Bermuda Exchange Control Act of 1972 and related regulations, each of which regulate the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. The Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of shares to and among persons who are non-residents of Bermuda for exchange control purposes on a variety of grounds. Any future issue and transfer of the New Shares will require prior approval of the Bermuda Monetary Authority, unless any purported transfer benefits from the general permission, including if such transfer:

(i)	is to a nominee or another registered holder where there is no change in beneficial ownership;

(ii)	is to or among an affiliate or affiliates of the transferor (as such term is defined under the Bermuda Companies Act); or

(iii)	is of New Shares that carry the right to exercise less than 10% of all voting rights in DHL (provided such transfer does not cause the transferee to become entitled to exercise 10% or more, or, where a holder already holds 10% or more, 50% or more of all voting rights in DHL in the aggregate).

Where a transferor purports to rely upon any of the above permissions, they are nevertheless required to notify the Bermuda Monetary Authority following any such permitted transfer.

U.S. Transfer Restrictions

The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, have not been, and will not be, registered with the SEC under the U.S. Securities Act. The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, will be issued in reliance on the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes.

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are QIBs within the meaning of Rule 144A in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election.

Each holder that delivers its Proxy with respect to the Existing DL Notes will be deemed to have acknowledged, represented to and agreed with us as follows:

1.	Each holder understands that, unless and until registered under the U.S. Securities Act, the New Shares will bear a legend to the following effect unless otherwise agreed by us and the holder thereof:

“THIS SECURITY (OR ITS PREDECESSOR) HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

(1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A “QIB”), OR (B) IT IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT;

(2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS SECURITY (THE FORM OF WHICH CAN BE OBTAINED FROM THE TRUSTEE) AND, IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF SECURITIES LESS THAN $250,000, AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER, IF THE ISSUER SO REQUESTS, THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE U.S. SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER), OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND

(3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION” AND “UNITED STATES” HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE U.S. SECURITIES ACT. THE INDENTURE GOVERNING THIS SECURITY CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING.”

Furthermore, each holder that makes the Subscription Election will be deemed to have acknowledged, represented to and agreed with us as follows:

1.	The Exit Preferred Shares and the Subscription DHL Common Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act. The issuance of the Exit Preferred Shares and the Subscription DHL Common Shares have not been, and will not be, registered under the U.S. Securities Act or any U.S. securities laws and they are being offered in transactions not requiring registration under the U.S. Securities Act. The Exit Preferred Shares and the Subscription DHL Common Shares may not be reoffered, resold, pledged or otherwise transferred except:

a.	to a person whom the holder reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

b.	in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S;

c.	pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available);

d.	in accordance with another exemption from the registration requirements of the U.S. Securities Act (and based upon an opinion of counsel acceptable to us, if we so request);

e.	to us; or

f.	pursuant to an effective registration statement under the U.S. Securities Act, and, in each case, in accordance with all applicable U.S. state securities laws.

Each holder of the Exit Preferred Shares and the Subscription DHL Common Shares will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth in the preceding sentence. No representation is being made as to the availability of the exemption provided by Rule 144 for resales of the Exit Preferred Shares and the Subscription DHL Common Shares.

2.	It is not an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) and it is not acting on our behalf and it is either:

a.	a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the U.S. Securities Act and is aware that any sale of notes to it will be made in reliance on Rule 144A and such acquisition will be for its own account or for the account of another qualified institutional buyer; or

b.	a person that, at the time the buy order for the securities was originated, was outside the United States and was not a U.S. person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S under the U.S. Securities Act.

3.	It is relying on the information contained in this Solicitation Statement in making its investment decision with respect to the Exit Preferred Shares and the Subscription DHL Common Shares. It acknowledges that neither we nor any person representing us have made any representation to it with respect to us or the exchange of any notes other than the information contained in this Solicitation Statement. It has had access to such financial and other information concerning us and the Exit Preferred Shares and the Subscription DHL Common Shares as it has deemed necessary in connection with its decision to deliver its Proxy, including any opportunity to ask questions of and request information from us.

4.	Either (i) the holder is not acquiring or holding the Exit Preferred Shares and the Subscription DHL Common Shares or any interest therein with the assets of (A) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title I of ERISA, (B) a “plan” that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (C) any entity deemed under ERISA to hold “plan assets” of any of the foregoing by reason of an employee benefit plan or plan’s investment in such entity, or (D) a governmental plan, church plan or non-U.S. plan subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the foregoing provisions of ERISA or the Code (“Similar Law”); or (ii) the acquisition and holding of the Exit Preferred Shares and the Subscription DHL Common Shares or any interest therein by the holder will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law, and none of us nor any of our affiliates has acted as the fiduciary of the holder in connection with the acquisition and holding of the Exit Preferred Shares and the Subscription DHL Common Shares.

Service of Process and Enforcement of Judgments

The majority of our directors and officers reside outside the United States. Our business is based outside the United States, and a substantial portion of our assets, and all or a significant portion of the assets of our directors and officers, are located outside the United States in jurisdictions such as Ireland, Jamaica, Haiti and Trinidad and Tobago. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

Bermuda

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against DL, DHL, DML, DIHL, DIFL or their directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda Court as having jurisdiction over such entities or their directors and officers, as determined by reference to Bermuda conflict of law rules and the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud in proceedings contrary to natural justice and is not based on an error in Bermuda law. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda Court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda Court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against DL, DHL, DML, DIHL, DIFL or their directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda Court may, however, impose civil liability on DL, DHL, DML, DIHL, DIFL or their directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, section 281 of the Bermuda Companies Act allows a Bermuda Court, in certain circumstances, to relieve officers and directors of Bermuda companies of liability for acts of negligence, breach of duty or trust or other defaults.

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and independent accountants against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and independent accountants against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Bermuda Court pursuant to Section 281 of the Bermuda Companies Act.

DL, DHL, DML, DIHL and DIFL’s bye-laws provide that they shall indemnify their officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that they shall advance funds to their officers and directors for expenses incurred in their defense on condition to repay the funds if any allegation of fraud or dishonesty is proved. DL, DHL, DML, DIHL and DIFL’s bye-laws provide that their shareholders waive all claims or rights of action that they might have, individually or in right of DL, DHL, DML, DIHL or DIFL, as applicable, against any of their directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits DL, DHL, DML, DIHL and DIFL to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not it may otherwise indemnify such officer or director.

DL, DHL, DML, DIHL and DIFL have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

St. Lucia

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in St. Lucia under the Enforcement of Foreign Judgments Act Cap. 2.09 of the Revised Laws of St. Lucia, so as to be enforceable in St. Lucia in like manner as if it were a judgment of a St. Lucia court. The judgment will not be so registrable, because there is no reciprocity of treatment of judgments as between the United States and St. Lucia.

A final judgment made for a debt claim by a U.S. court will not be enforceable in St. Lucia unless a common law action based on the judgment is made in St. Lucia. In such a case, the cause of action must be the final judgment itself and the legal obligation imposed by that judgment and not the original cause of action recognized by the applicable U.S. court.

Ireland

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The Irish courts will not directly enforce a foreign judgment. Instead the judgment must be recognized before it can be enforced, which is done by obtaining an Irish judgment on foot of the United States judgment. The following requirements must be met before a foreign judgment will be deemed to be recognizable and enforceable in Ireland:

•	the judgment must be for a debt or definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

The Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. Irish courts have no jurisdiction to enforce directly or indirectly the penal revenue or other public laws of a foreign state. There is, therefore, some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

France

A judgment rendered by a court in the United States and ordering the payment of a sum of money based on civil liability would not be automatically enforceable in France. The reason is that there is no treaty between France and the United States providing for reciprocal enforcement of foreign judgments.

In the absence of international conventions facilitating the recognition and enforcement of judgments, foreign judgments (i.e. rendered by courts located outside the Member States of the European Union) can only be recognized and enforced by French courts, without re-examination or re-litigation of the matters adjudicated, through action for recognition (exequatur). This action must be brought before the competent French court and must evidence that the judgment satisfies several cumulative conditions, developed by French case law, which are:

•	that the judgment at issue was rendered by a court with jurisdiction over the matter;

•	that the judgment at issue is not tainted by fraud (fraude à la loi); and

•	that the judgment at issue is not contrary to French principles of public policy applicable internationally (ordre public international).

The procedure to obtain the exequatur of a foreign decision is adversarial.

Jamaica

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Jamaica. There is no treaty between Jamaica and the United States providing for the reciprocal enforcement of foreign judgments.

To enforce a foreign judgment in Jamaica from a jurisdiction (country) with whom Jamaica has no reciprocal enforcement of judgment arrangements a suit has to be brought in Jamaica claiming the amount under the judgment as a debt where the foreign judgment would be evidence of the debt. Although no re-trial of the issues would be necessary, the suit claiming the debt based on a foreign judgment, can be defended on the grounds as discussed below and those legal issues arising on a defense would be determined by a Jamaican court.

The Jamaican court may exercise its right to refuse judgment in certain limited circumstances including if the foreign judgment was obtained by fraud, if the judgment violates Jamaican public policy and if the judgment was obtained in a manner which breached the principles of natural justice. Outside of those recognized grounds, a final and conclusive judgment of a foreign court of competent jurisdiction for a money debt is unimpeachable on the merits, whether for error of fact or law.

Haiti

A judgment based on civil liability rendered by a court in the United States would not be automatically enforceable in Haiti.

As a general rule, foreign judgments rendered by foreign courts of law are only enforceable in Haiti if there is a treaty between Haiti and the country in which the foreign judgment originates, providing for the recognition and enforcement of foreign judgments. There is currently no treaty between Haiti and the United States providing for the reciprocal recognition and enforcement of foreign court judgments. Furthermore, Haitian courts will have no jurisdiction to enforce directly or indirectly the penal or other public law of a foreign state.

A Haitian court can, however, impose civil liability on a Haitian guarantor or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Haitian law in a suit filed in Haitian court. There are limited instances under Haitian law where a piercing of the corporate veil can occur, holding directors personally liable for actions which they cause the company to take. These tend to be in the instance of egregious acts by a company’s directors or chief operating officer(s) (directeur général).

Even if a party to a US-based judgment had submitted itself to the jurisdiction of a U.S. court, enforcement of a judgment against it will not be obtained in Haiti as the exequatur will not be granted by a Haitian court. Note that the request for the exequatur has to be presented by the foreign judge through the Foreign Affairs Ministry of Haiti.

The presentation of a foreign judgment as a debt instrument (or as proof of a foreign debt) and the filing of a suit under Haitian law on that basis is also highly unlikely to succeed. Due to the rules governing the granting of an exequatur, which establishes the formal procedures for the recognition of a foreign court judgment to begin with, such recognition of the foreign court’s judgment as a debt obligation is highly unlikely. The exequatur procedures under Article 502 of the Civil Procedure Code will likely be deemed of public order, and even a contractual agreement by the local debtor recognizing any foreign judgment against it as a form a debt will very likely be deemed unenforceable as it would result in the violation of exequatur rules and procedures which maintain the public order.

It is however important to note that Haiti is party to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards. As such, and in accordance with article 975 of the Civil Procedure Code, arbitral awards, even when rendered abroad, are recognized in Haiti if this recognition is not manifestly contrary to international law and public order. The exequatur will be issued by order of the president of the civil court in whose jurisdiction the execution will be pursued.

Trinidad and Tobago

Final and conclusive judgments for the payment of a sum of money rendered by a U.S. federal or New York state court are not directly enforceable in Trinidad and Tobago by the High Court of Trinidad and Tobago. However, an action may be brought in the High Court of Trinidad and Tobago to obtain a judgment of the High Court of

Trinidad and Tobago on a final and conclusive judgment for the payment of a sum of money rendered by a U.S. federal or New York state court. In an action brought to enforce a judgment, the High Court of Trinidad and Tobago will recognize and enforce a final and conclusive judgment rendered by a U.S. federal or New York state court under common law principles applied by such court, provided, among other conditions, that:

•	the original U.S. federal or New York state court was a court of competent jurisdiction according to the rules of conflict of laws applied by the High Court of Trinidad and Tobago (this includes where the defendant enters into an agreement to submit the dispute to the jurisdiction of the foreign courts);

•	the U.S. judgment is not impeachable on the grounds that it was obtained by fraud, that its recognition or enforcement would be contrary to Trinidad and Tobago principles of public policy, or that it was obtained in proceedings which were contrary to “natural justice,” as such term would be interpreted and applied by a Trinidad and Tobago Court;

•	the U.S. judgment is for a definite sum of money (other than a sum payable in respect of taxes or penalties) and finally and conclusively determines the rights and liabilities of the parties and has not been satisfied; and

•	the U.S. judgment was obtained as a consequence of an in personam action.

Cayman Islands

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against the New Securities Issuers or any guarantors judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the New Securities Issuers or any guarantors predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The disclosure in this section is not based on the opinion of any counsel.

Certain Insolvency Law and Local Law Limitations

The following is an overview of certain insolvency considerations and limitations on the validity and enforceability of the New Notes, the guarantees and the security interests in the Collateral in Bermuda, St. Lucia, Jamaica, Haiti, France, Trinidad and Tobago and the Cayman Islands. The descriptions below are only a summary and do not purport to be complete or to discuss all of the considerations or limitations that may affect the validity and enforceability of the New Notes, the guarantees or the security interests in the Collateral.

Bermuda

DL, DHL, DML, DIHL and DIFL are Bermuda companies and subject to Bermuda laws. Bermuda is a self-governing overseas territory of the United Kingdom. Bermuda’s legal system is based upon the English legal system. Bermuda has its own legislature, which enacts legislation for Bermuda. In addition, certain U.K. legislation is extended to Bermuda by the U.K. legislature and is effective in Bermuda.

Where issues of common law in Bermuda have not been expressly considered by the Bermuda courts, the Bermuda courts often find assistance in the consideration of such issues in reasoned judgments of the English courts, as well as the courts of other common law jurisdictions, where appropriate. The Judicial Committee of the Privy Council sitting in London is the highest appellate court for Bermuda and decisions of that Committee are formally binding upon Bermuda courts.

Bermuda’s insolvency regime is generally premised upon the concept of pari passu distribution of assets amongst the creditors of the insolvent company. An insolvent Bermuda company may be the subject in Bermuda of liquidation proceedings. In the context of insolvency, the other proceedings that may be used in Bermuda are a scheme of arrangement or receivership, but these are not exclusive to insolvency.

There are two types of insolvent liquidations in Bermuda: voluntary and compulsory. The former is commenced by the company itself, while the latter is commenced by way of a petition presented to the Bermuda Court by the company, its creditors or shareholders upon which the court is asked to make a winding-up order. There are a number of circumstances provided for in Section 161 of the Bermuda Companies Act in which a Bermuda company may be wound up by the court, the most common of which is when the company is unable to pay its debts.

In the case of the company’s inability to pay its debts, the petition can be presented by either the company or a creditor or a shareholder of the company. For this purpose, “creditor” includes a contingent or prospective creditor. Pursuant to the Bermuda Companies Act, a company will be deemed to be unable to pay its debts if:

(a)	a creditor, by assignment or otherwise, to whom the company is indebted in a sum exceeding five hundred dollars then due, has served on the company, by leaving it at the registered office of the company, a demand requiring the company to pay the sum so due and the company has for three weeks thereafter neglected to pay the sum or to secure or compound for it to the reasonable satisfaction of the creditor;

(b)	the execution or other process issued on a judgment, decree or order of any court in favor of a creditor of the company is returned unsatisfied in whole or in part; or

(c)	it is proved to the satisfaction of the Bermuda Court that the company is unable to pay its debts. In determining whether a company is unable to pay its debts, the court will take into account the contingent and prospective liabilities of the company.

Upon the appointment of a liquidator, the rights and duties of the directors of an insolvent Bermuda company will, subject to any order of the Bermuda Court to the contrary, cease. The liquidator is required to collect in the assets and after payment of secured creditors distribute them pari passu amongst unsecured creditors.

There are no bankruptcy treaties in force under the laws of Bermuda.

Under Bermuda law, certain transactions may be set aside or otherwise be varied or amended by order of a Bermuda Court when an insolvent Bermuda company goes into liquidation. This occurs where an impugned transaction is a fraudulent preference or a transaction that constitutes a fraud on creditors or, under certain circumstances, a floating charge.

Section 237 of the Bermuda Companies Act provides that certain transactions, including payments to creditors, within six months prior to the commencement of liquidation may be held invalid if the transactions were made with the dominant intention of preferring those creditors over others.

Under Section 166 of the Bermuda Companies Act, in a winding-up by the court, any disposition of the property of a Bermuda company, and any transfer of shares, or alteration in the status of the members of the company, made after the commencement of the winding-up shall, unless the court orders otherwise, be void.

Under Section 246 of the Bermuda Companies Act, if in the course of the winding-up of a company it appears that any business of the company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the court may declare that any persons who were knowingly parties to the carrying on of the business in such manner shall be personally responsible, without any limitation of liability, for all or any of the debts or other liability of the company as the court may direct.

Under Section 239 of the Bermuda Companies Act, a floating charge on the undertaking or property of a company created within 12 months of the commencement of the winding-up shall, unless it is proved that the company immediately after the creation of the charge was solvent, be invalid except to the amount of any cash paid to the company at the time of or subsequently to the creation of, and in consideration for, the charge.

Set-off of debts is permissible upon the commencement of winding-up of an insolvent Bermuda company, but only in respect of mutual dealings subsisting at the commencement of winding-up. If there is a net balance after the set-off, such sums may be claimed in the liquidation.

In addition, under section 36C of the Conveyancing Act 1983 of Bermuda, which can apply whether or not a company has gone into liquidation, certain dispositions of a Bermuda company’s property are voidable (i) if the disposition was a disposition the dominant purpose of which is to put the property which is the subject of that disposition beyond the reach of a person or a class of persons who is making, or may at some time make, a claim against him; and (ii) where the person seeking to void the disposition was, on the date of the disposition, not a person to whom an obligation was owed by the transferor or they were a person whom the Bermuda Court is satisfied was a person who, on the date of disposition, was reasonably foreseeable by the transferor as a person to whom an obligation might become owed by the transferor. A creditor to whom the company owes an obligation at the time of or within two years from the date of the transaction must commence proceedings within six years of the later of (a) the date of the transaction or (b) the date upon which the obligation became owed; a creditor to whom a company owes a contingent liability at the time of the transaction, and the contingency giving rise to the company’s obligation to the creditor has since occurred, such creditor must commence proceedings within six years of the date of the transaction; and a creditor to whom a company owes an obligation in consequence of a claim where the cause of action accrued prior to or within two years of the transaction, such creditor must commence proceedings within six years from the later of (a) the date of the transaction or (b) the date upon which the cause of action accrued.

Only transactions made at an undervalue are capable of being avoided under this section.

St. Lucia

St. Lucia is a Commonwealth realm of the United Kingdom and the King of England remains the titular head of state. St. Lucia’s legal system is based upon the Civil Code of St. Lucia and common law. In addition, St. Lucia legislation must be approved by a Governor-General representing the King.

Where issues of common law in St. Lucia have not been expressly considered by the St. Lucia courts, the St. Lucia courts often resort to the decided cases of England. The Privy Council of England remains the highest court of St. Lucia. St. Lucia’s insolvency regime is based on the International Business Companies Act, Cap. 12.14 of the Laws of St. Lucia and the Companies Act, Cap. 13.01 of the Laws of St. Lucia. The International Business Companies Act, Cap. 12.14 of the Laws of St. Lucia requires directors and officers of any company incorporated under the International Business Companies Act, Cap. 12.14 of the Laws of St. Lucia to give immediate notice if they have reason to believe that the company will not be able to provide for the payment or discharge of all its claims, debts, liabilities and obligations in full. Once notice has been given, the Companies Act, Cap. 13.01 of the Laws of St. Lucia governs the winding-up and dissolution proceedings.

Under the Companies Act, Cap. 13.01 of the Laws of St. Lucia there are two types of insolvency: by the court and voluntary. A company may be wound up by the court if:

(i)	the company has by special resolution resolved that the company be wound up by the court;

(ii)	the company does not commence its business within a year from its incorporation, or suspends its business for a whole year;

(iii)	the company is unable to pay its debts; or

(iv)	the court is of the opinion that it is just and equitable that the company should be wound up.

A company is deemed to be unable to pay its debts if:

(i)	a creditor, by assignment or otherwise, to whom the company is indebted in a sum exceeding $5,000 then due, has served on the company, by leaving it at the registered office of the company, a demand under his or her hand or under the hand of his or her agent lawfully authorized requiring the company to pay the sum so due, and the company has for three weeks thereafter neglected to pay the sum, or to secure or compound for it to the reasonable satisfaction of the creditor;

(ii)	execution or other process issued on a judgment decree or order of any court in favor of a creditor of the company is returned unsatisfied in whole or in part; or

(iii)	it is proved to the satisfaction of the court that the company is unable to pay its debts as they become due.

A company is also deemed unable to pay its debts if it is proved to the satisfaction of the court that the value of the company’s assets is less than the amount of its liabilities, taking into account its contingent and prospective liabilities.

An application to the court for the winding-up of a company shall be by petition presented, subject to the provisions of the section, either by the company; a creditor, including a contingent or prospective creditor, of the company; a contributory; or the trustee in bankruptcy to, or personal representative of, a creditor or contributory.

In the event that the liquidator appointed is not the receiver attached to the court for bankruptcy purposes, then a provisional liquidator shall be appointed. In a winding-up by the court, any disposition of the property of the company, including things in action, and any transfer of shares, or alteration in the status of the members of the company, made after the commencement of the winding-up, is, unless the court otherwise orders, void. Where any company is being wound up by the court, any attachment, sequestration, distress, or execution put in force against the estate or effects of the company after the commencement of the winding-up is void. An order for winding-up a company shall operate in favor of all the creditors and of all the contributories of the company. Where a company is wound up the powers of the directors cease except if otherwise ordered by the court.

Subject to the provisions of the Companies Act, Cap. 13.01 of the Laws of St. Lucia as to preferential payments, the property of a company shall, on its winding-up, be applied in satisfaction of its liabilities equally, and subject to that application, shall be distributed among the members according to their rights and interests in the company.

Under St. Lucian law, certain transactions may be set aside in the event of the insolvency of a company. Section 466 of the Companies Act, Cap. 13.01 of the Laws of St. Lucia provides that any conveyance, mortgage, delivery of goods, payment, execution, or other act relating to property which would, if made or done by or against an individual, be deemed in his or her bankruptcy a fraudulent preference, or a fraudulent conveyance, assignment, transfer, sale or disposition, shall, if made or done by or against a company, be deemed in the event of its being wound up, a fraudulent preference of its creditors, or a fraudulent conveyance, assignment, transfer, sale or disposition, as the case may be, and be invalid accordingly.

Under Article 578 of the Commercial Code of St. Lucia, every conveyance or transfer of property, or charge thereon made, every payment made, every obligation incurred, and every judicial proceeding taken or suffered by any person unable to pay his or her debts as they become due from his or her own monies, in favor of any creditor, or any person in trust for any creditor, with a view of giving such creditor a preference over the other creditors, shall if the person making, taking, paying or suffering the same is adjudged bankrupt on a petition presented within three months after the date of making, taking, paying or suffering the same, be deemed fraudulent and void as against the trustee in bankruptcy. Article 578 of the Commercial Code of St. Lucia shall not affect the right of any person making title in good faith and for valuable consideration through or under a creditor of the bankrupt.

In accordance with the provisions of Section 466 of the Companies Act, Cap. 13.01 of the Laws of St. Lucia and Article 578 of the Commercial Code of St. Lucia, any conveyance by an insolvent company or a company deemed insolvent within three months of the conveyance will be deemed void as a fraudulent conveyance.

Jamaica

Digicel (Jamaica) Limited and Oceanic Digital Jamaica Limited are each incorporated under the laws of Jamaica and will each be a guarantor of the New DIFL Secured Notes.

Any insolvency proceedings in Jamaica by or against a guarantor incorporated under the laws of Jamaica would be based on Jamaica’s insolvency laws. These are primarily governed by the Insolvency Act, 2014. Issues of insolvency law are subject to the jurisdiction of the Supreme Court of Jamaica. Appeals are made to the Court of Appeal of Jamaica. The highest court of appeal is the Judicial Committee of the Privy Council of the United Kingdom.

A Jamaican guarantor would be considered to be insolvent when it owes at least J$300,000 (or any other amount specified for that purpose) and is unable to meet its obligations as they generally become due, has ceased paying its current obligations in the ordinary course of business as they generally become due or the aggregate of whose property is not at a fair valuation, sufficient or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all its obligations due and accruing.

The Insolvency Act, 2014 makes provision for the rehabilitation of insolvent debtors and persons facing imminent insolvency with the requisite majority approval of creditors and the approval of the court. If so approved, the creditors may appoint inspectors to oversee the administration of the approved proposal for rehabilitation.

Various automatic stays may arise which may prevent a creditor from exercising any remedies against the debtor or the debtor’s property and from commencing, or continuing any action, execution or other proceedings for the recovery of a claim that is provable in bankruptcy. The period of these stays may commence from the filing of a notice of intention to file a proposal, if applicable and last until the filing of the proposal and from the filing of the proposal until the trustee is discharged or the debtor becomes bankrupt or from bankruptcy until the discharge of the trustee. A creditor who is affected by the stay may apply to Supreme Court of Jamaica to have the stay removed in relation to that creditor on the basis that the creditor is likely to be materially prejudiced by the stay or that it is otherwise equitable for the stay to be removed. These automatic stays generally do not prevent a secured creditor who has already taken possession of secured assets for the purpose of realization or has already given the required notice of an intention to enforce their security from dealing with their security. Further, once a proposal has been filed by the debtor and before its approval by the creditors, these automatic stays generally do not operate to prevent a secured creditor from realizing or otherwise dealing with the secured creditor’s security.

Once a notice of intention to file a proposal or a proposal is filed, the Insolvency Act, 2014 also prohibits termination or amendment of any agreement with the debtor, or claims of accelerated payment under any agreement with the debtor by reason only that the debtor is, or is believed will likely become insolvent or has filed a notice of intention to file a proposal or a proposal and any provision to the contrary in any agreement is void. A party to an agreement who is so affected can however apply to the Court for this prohibition not to apply in whole or in part to such party where it can satisfy the Court that it would likely cause them significant financial hardship.

A secured creditor is required to serve notice on the debtor before exercising the creditor’s rights against personal property of the debtor.

The failure on the part of any secured creditor, including the Collateral Agent, to perfect its security interests under the debenture in accordance with local legislation in a timely manner, may affect the order of priority in any insolvency proceedings of the Jamaican guarantors.

The Jamaican guarantors may be wound up voluntarily or involuntarily. A voluntary winding up of a solvent company may be effected under the supervision of the court or outside of court. The winding up of an insolvent company may be initiated automatically, on the failure of a proposal, or voluntarily on the application of the company itself or involuntarily on the application of a creditor to the court for a receiving order where an act of bankruptcy has occurred. On the appointment of a trustee-in-bankruptcy, who must be a licensed trustee, the rights and duties of the directors of the insolvent Jamaican guarantor will cease, subject to any order of the court. The trustee-in-bankruptcy takes charge of the assets available for distribution and subject to the rights of secured creditors, distributes the proceeds from realization of the property of the debtor that it was permitted to deal with and dispose of during the ordinary course of its business in priority of payment: first to the costs of administration, then as to certain sums due to employees and for taxes, next to secured creditors whose security includes such property and thereafter any amounts remaining to unsecured creditors on a pari passu basis, followed by the shareholders.

Following the commencement of bankruptcy proceedings, certain transactions undertaken by a Jamaican debtor may be attacked by the trustee-in-bankruptcy and any assets or payments made pursuant to such transactions may be clawed back to the estate of the debtor and available for distribution in the bankruptcy, for example, on the basis of fraudulent preference, transactions at an undervalue, or intent to defraud.

Jamaica has adopted the UNCITRAL Model law on Cross-Border Insolvency and recognizes foreign insolvency proceedings. Automatic stays of proceedings will arise that prevents proceedings being taken against the debtor in Jamaica and suspends the debtor’s ability to transfer or dispose of property out of the ordinary course of business where the foreign proceeding is recognized as a foreign main proceeding, being one commenced in a jurisdiction that is the debtor’s center of main interest. Where the proceeding is recognized as a foreign non-main proceeding, the stay is not automatic but may be granted as one of the discretionary reliefs by the court. Where a debtor is subject to proceedings in multiple jurisdictions, or a creditor has realized recoveries in other jurisdictions, the insolvency laws in Jamaica seek to ensure the pari passu distribution of the debtor’s distributable property.

Financial Assistance

Additionally, the guarantee given by the Jamaican guarantors and the debenture supporting it will be limited by Section 184 of the Companies Act of Jamaica, which prohibits the giving of financial assistance in the form of a guarantee (a) to a shareholder, director, officer or employee of the company or affiliated company or to an associate of any such person for any purpose; or (b) to any person for the purpose of, or in connection with, a purchase of a share issued or to be issued by the Jamaican guarantors where “circumstances prejudicial” to the guarantor company exist. Pursuant to Section 184 of the Companies Act of Jamaica, “circumstances prejudicial” to a company exist when there are reasonable grounds for believing that:

(i)	the company is unable or would, after giving the financial assistance, be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the company’s assets, excluding the amount of any financial assistance (in this case the amount of the guarantee and the assets encumbered to secure the guarantee) would, after giving the financial assistance, be less than the aggregate of the company’s liabilities and stated capital of all classes.

As such, the guarantee and debenture given by the Jamaican guarantors and its obligations thereunder would be limited to such an amount that would not cause “circumstances prejudicial” to the Jamaican guarantors to exist. The contract made by a company or by a person giving financial assistance in contravention of this section, however, is not, by reason only of that contravention, rendered void or unenforceable by the company or person giving financial assistance.

Haiti

Haiti’s insolvency legislation has been completely reformed by the decree of May 11, 2021 on insolvency. As this reform is relatively recent, many questions have not yet been taken up by case law and the interpretation of certain provisions by the courts remains unclear. Nevertheless, this new law establishes three new procedures intended to intervene in the event of a company in financial distress (entreprise en difficulté).

Three main procedures can be distinguished:

i.	Conciliation proceeding which is geared towards companies that are experiencing financial difficulties but without being in a state of cessation of payment. It is a preventive measure that aims to prevent the affected company from being insolvent. Its objective is to seek an amicable agreement between the company and its main creditors and partners, in order to resolve the financial difficulties, it may encounter.

ii.	Receivership/rehabilitation proceeding (Redressement judiciaire) concerns companies which are in default of payment but whose sustainability of the activity is not immediately called into question. It is intended to allow the continuation of the company’s activity, the maintenance of employment and the clearance of liabilities. The main aim of this process is to prevent bankruptcy.

iii.	Judicial liquidation (Liquidation judiciaire) concerns a company in a state of insolvency and whose recovery is manifestly impossible. The procedure puts an end to the activity of the company. Company assets are then sold to allow the payment of the various creditors.

The aforementioned procedures are intended to intervene at various stages of deterioration of the financial health of a company, but each procedure has in common its effect on indebtedness and security interests of the affected company.

For example, during the conciliation proceeding, article 3212-3 of the insolvency act provides for the temporary cessation of proceedings against the debtor. As such, realization of security interests is also suspended. This period of cessation of proceedings may be extended by the President of the Court of where this procedure was brought suit. The period of cessation of proceedings is generally determined in a conciliation agreement.

There are also provisions that stay the exercise, enforcement or remedies against security interests during the receivership/rehabilitation and judicial liquidation procedures. Indeed, article 3341-1 et seq. of the insolvency act provides that the opening of a receivership or judicial liquidation proceedings suspends (i) the registration and (ii) the realization of any and all security interests. The opening of these proceedings also puts an end to the ability of initiating individual proceedings (poursuite individuelle). Creditors, in particular secured creditors, can no longer independently pursue the payment of their claims or the realization of their securities. They must act through the body of creditors (masse des créanciers), which is an entity specially constituted to defend the interests of all the creditor and not of an individual creditor.

In addition, it is important to note that in order to allow the defense of the general interest of the creditors by the general body of creditors (through a trustee specifically designated by the court in that effect), the law obliges creditors domiciled outside the national territory to declare their claims within a maximum period of 90 days from the notification they receive to this effect. Creditors who have not declared their claims will not be admitted to distributions and dividends.

Finally, in addition to the obstacle posed by the commencement of insolvency proceedings, the period that preceded the insolvency proceeding may also have an impact on the realization of security interests. Indeed, the insolvency law introduces the notion of “suspicious period” (période suspecte). This period begins from the date of cessation of payments and ends on the date of the decision to open collective proceedings (receivership/rehabilitation or judicial liquidation). During this interim period, an insolvency proceeding party’s asset transfers can be deemed null or may be voided. These restricted transfers include, but are not limited to, any gratuitous transfer of moveable assets or real property, any payment for undue debts, any settlement of debts that are due if such payments are made by means other than cash or assets belonging to the company, any mortgage or other collateral established on the insolvent party’s assets for debts that had already been previously incurred. Furthermore, any payments made against existing debts which are due, and any other obligation incurred with consideration within this window, can be annulled if the third party involved in the transaction already had knowledge of the general cessation de paiement. Consequently, the creditor holding this security interest granted in a suspicious period will lose the benefit and the rank conferred by this security interest.

In accordance with article 3720-5 of the insolvency act, creditors domiciled in another country, including those holding security interests, have the same rights as those residing in Haiti under a collective procedure opened in Haiti. In addition, article 3730-6 of this law provides that the opening of collective proceedings opened on foreign territory may allow the foreign creditor to request the President of the Court of First Instance to grant any appropriate measure for the mass of foreign creditors towards the debtor assets located in Haiti. Haitian courts can enter judgments against foreign entities that are not domiciled in Haiti. For instance, foreign based shareholders who pledge their shares held in a Haitian guarantor as security for debts incurred by such guarantor are subject to judgment in a Haitian court rendered against the foreign-based shareholders in the event of a default on the underlying secured debt, even though those shareholders are not locally domiciled.

Voluntary liquidation

Under the corporations act, there is a legal requirement for shareholders to convene an extraordinary general assembly for a decision on the continuation of commercial activities if the company in question has lost 1/4 or more of its capital (the capital social) or for a dissolution of the company. This is a voluntary process. The extraordinary general assembly can make a decision to appoint a liquidator who would then proceed to sale of assets for distribution to shareholders and also to make a resolution to dissolve the company.

The effect of a foreign forum selection clause

If the secured debt agreement contains forum selection clauses in US federal courts, judgments from such courts would not be recognized or enforceable in Haiti (Art. 502, Civil Procedure Code). It is here that the enforceability of the collateral may be challenging—there must first be the established proof of a default on the underlying secured debt.

Personal liability or piercing the corporate veil in the event of liquidity issues

Haiti’s Law on corporations allows some personal liability for director shareholders in the event there is an accusation of “improper management” and even fraudulent activity, or, under the Commerce Code, for any person who may have used the company’s assets for its own personal interest (disposé en fait des capitaux sociaux comme des siens propres). Under article 3361-1 of the Insolvency law, in the event of mismanagement, in a insolvency proceeding, the court may decide that the debts of the company will be borne in whole or in part by the managers who have contributed through their mismanagement to the insolvency of the company.

France

Two types of proceedings are available to distressed French companies (or foreign companies that have their center of main interests in France):

(a)	out-of-court proceedings: ad hoc proceedings (mandat ad hoc) and conciliation proceedings; and

(b)	court-monitored bankruptcy proceedings: safeguard (sauvegarde) (as well as pre-packaged safeguard proceedings), rehabilitation proceedings (redressement judiciaire) and liquidation proceedings.

The main provisions of each of these proceedings are set out below:

Ad hoc proceedings

Ad hoc proceedings are flexible, voluntary and confidential proceedings in which the president of the court appoints an agent to carry out appropriate tasks. In practice, these proceedings are used to organize informal negotiation between a company and its major creditors under the supervision of the court-agent.

Only the company’s legal representative can file a petition to the president of the court. It is usually considered that ad hoc proceedings are available to solvent companies only, but there have been some recent precedents where ad hoc proceedings were opened for insolvent companies (but for a very short period of time only). Major creditors are invited to consider debt rescheduling, cancellation and new money injection. In addition, the main shareholders can be invited to negotiate and potentially recapitalize the company. A debt-restructuring agreement accepted by some creditors cannot be imposed on other dissenting creditors, as the process is consensual and no cramdown can be imposed. In practice, majority rules provided for in the existing credit documentation (loan, bond, etc.) apply.

In addition, the opening of ad hoc proceedings does not trigger any automatic stay. However, the debtor can apply for a moratorium (for a maximum of two years) if any creditor attempts to enforce its rights while ad hoc proceedings are pending. Ipso facto provisions are deemed null and void in ad hoc proceedings: creditors are, therefore, prohibited from accelerating a loan, or terminating an ongoing contract, by the sole reason of the opening of ad hoc proceedings (or of any filing for that purpose). More generally, any contractual provision increasing the debtor’s obligations (or reducing its rights) by that sole same reason is also null and void.

If an agreement is reached between a company and its creditors, the agent’s duties end. If there is no solution to the company’s financial difficulties and it later becomes insolvent then the only option is to initiate insolvency proceedings.

Conciliation proceedings

Conciliation proceedings are flexible, voluntary and (to a certain extent) confidential proceedings that, under the supervision of a court-appointed agent, aim at facilitating negotiations between the company and its major creditors, and reaching a workout agreement that sets out the terms and conditions for the restructuring of the existing debt (waiver, rescheduling, etc.) and, if any, new loans extended by creditors or shareholders. The court-appointed agent may be entrusted with the mission to arrange a pre-packaged sale of a business in conciliation proceedings, which sale could ultimately be implemented in safeguard, rehabilitation or liquidation proceedings.

The debtor company must face legal, economic or financial difficulties (whether actual or foreseeable) so as to benefit from conciliation proceedings. Conciliation proceedings are available to solvent or insolvent companies provided they have been insolvent for less than 45 days before the petition is filed and there has not been another conciliation proceeding in the previous three months.

Ordinary provisions state that conciliation proceedings are opened by the president of the court for a maximum period of four months, which can be extended to five months in total at the agent’s request. The exceptional provisions set out in the Government Act provide that conciliation proceedings shall be extended for a three months period as of the end of the emergency health state. The management must cooperate with the court-appointed agent and the major creditors to negotiate a solution to the company’s difficulties. The court agent does not have any management responsibilities. There are no restrictions on business activities.

Trade creditors and major shareholders can also be invited to take part in the negotiations. Social and tax authorities can be asked to consent to a debt-rescheduling plan or a cancellation of debts. As in ad hoc proceedings, a restructuring workout accepted by some creditors cannot be imposed on other dissenting creditors in conciliation proceedings (subject to the opening of accelerated safeguard or accelerated financial safeguard). Majority rules provided for in the existing finance documentation will apply.

Even though the opening of conciliation does not trigger any automatic stay, the court can force any creditor that attempts to enforce its rights while conciliation is pending to accept a two-year maximum moratorium. As in ad hoc proceedings, creditors are prohibited from accelerating a loan, or terminating an ongoing contract, by the sole reason of the opening of ad hoc proceedings (or of any filing for that purpose). More generally, any contractual provision increasing the debtor’s obligations (or reducing its rights) by that sole same reason is also null and void.

When an agreement is reached between the debtor and its creditors, the parties have two options:

(a)	the debtor can request a formal court approval of the workout agreement. This is to encourage creditors to extend new credit facilities. Indeed, new money facilities granted in the framework of a court-approved workout benefit from a statutory priority of payment should the company subsequently file for insolvency. Except where fraud has taken place, a court-approved workout agreement is also protected from the risk of being voided in the future. However, this court approval must be recorded in a full judgment accessible to the public and, therefore, subject to challenge by a third party or appeal; or

(b)	the parties can obtain a simple acknowledgment from the president of the court. This option does not involve publicity, but implies that the creditors, having granted new money facilities in the framework of such conciliation proceedings, waive their right to priority of payment and, more generally, to protection against the risk of clawback in the future.

Safeguard proceedings

Safeguard proceedings allow companies that, though still solvent, face difficulties that they cannot overcome, to be restructured at a preventive stage under the court’s supervision. Safeguard proceedings have three objectives in the following order of priority: (1) to allow the company’s business activities to be continued; (2) to preserve jobs; and (3) to repay creditors.

To open safeguard proceedings, the company must be solvent (i.e., not in cessation des paiements which refers to the situation where a company is unable to pay its debts as they fall due out of its available assets), but facing difficulties that cannot be overcome. In the Coeur Défense case, the Supreme Court held that no restriction should apply to the concept of ‘difficulty’ justifying the opening of a safeguard. In particular, to be granted the benefit of safeguard court protection, the debtor cannot be requested to characterize such difficulty as affecting its business activities. In that particular case, the court ruled that the necessity for the debtor to renegotiate, in the case of an event of default, the terms and conditions of a loan may constitute a difficulty allowing such debtor to petition for safeguard proceedings. If it appears that the debtor’s difficulties could be overcome, the court must invite the debtor to request the opening of conciliation proceedings before ruling on the opening of safeguard proceedings.

If the company is insolvent or becomes insolvent after the opening of safeguard proceedings (that is, the company is unable to pay its due and payable liabilities arising post-filing), the court orders the proceedings to be converted into rehabilitation or liquidation proceedings.

Safeguard proceedings begin with an observation period of up to six months to assess the company’s financial position. This period can be extended once for six months, and in exceptional circumstances, can be further extended at the public prosecutor’s request for an additional six months. Exceptional provisions set out in the Government Act provide that the observation period shall be extended for a one month-period as of the end of the health emergency state. During this period, any decision that does not fall within the scope of day-to-day management must be approved by the bankruptcy judge. The bankruptcy judge must also approve any decision to settle pending disputes.

Once safeguard proceedings have been ordered by the court, there is an automatic stay of all creditor payment actions – subject to few exceptions (and notably claims secured by a security interest conferring a retention right, claims secured by a fiduciary agreement and set-off of related claims) – against the main debtor and individuals acting as guarantors and joint debtors, but not against companies acting as guarantors or joint debtors. Hence the need, when group companies are acting as guarantors, to have all of them, as well as the main debtor, placed under court protection.

Interest for loans with a duration of one year or more, or for contracts having a deferred payment of one year or more, will continue to accrue but cannot be paid cash when due, and will be restructured as part of the safeguard plan.

The general outcome of safeguard is the approval by the court of a safeguard plan that can involve debt restructuring, recapitalization of the company, debt-for-equity swap, sale of assets and a partial sale of the business. The safeguard plan cannot include a proposal to sell the business as a whole.

For companies of a certain size (that is, companies with more than 150 employees or with an annual turnover of more than €20 million), three classes of creditors (two committees and one bondholder group) must be set up (this is optional for smaller businesses subject to court approval):

(a)	financial institutions, comprising all banking institutions, financial creditors (investment or hedge funds, etc.) that have purchased bank debt or trade claims, or creditors that have lent money to the debtor by way of a loan (this may include shareholders having granted shareholder loans);

(b)	major trade creditors (that is, trade creditors with more than 3 percent of the total trade claims); and

(c)	bondholders (gathered into one single class, regardless of the currency or applicable law of the various bond indentures).

Each member of the creditor classes must inform the court-appointed administrator of the existence of any subordination agreement, agreement restricting or conditioning its vote and agreement allowing for third-party payment of the debt. The administrator must then submit a proposal for the computation of its voting rights to the relevant class member. If there is disagreement, the concerned class member can petition the president of the court through motion proceedings. Any member of the committees (that is, financial institutions or major trade creditors, but not bondholders) can submit an alternative safeguard plan competing with the plan prepared by the debtor.

The plan is deemed approved by the classes if a two-thirds majority of the creditors (in value) in each class votes in favor of the plan. If the plan provides for a debt-equity swap (or any other operation requiring shareholder approval), shareholders must also be consulted and vote in favor of the plan at a two-thirds majority (no cramdown of shareholders is possible in safeguard). However, the majority applicable to shareholder meetings convened on first notice can be reduced by court order to a simple majority of the shareholders present or represented, provided they represent at least 50 percent of the voting shares. Social and tax authorities are not members of the classes; they are invited to negotiate and can grant a debt rescheduling or cancellation. Moreover, the committees and the general meeting of noteholders, if any, shall vote on the plan within six months of the date of the judgment commencing the proceedings (subject to a potential court decision to postpone this deadline, provided that such postponement may not exceed the observation period).

If classes of creditors are not set up, or if one of the classes rejected the draft plan, the plan must be negotiated on a one-to-one basis with each creditor. If the creditors consulted individually refuse to approve the draft plan prepared by the company, the court can impose a 10-year maximum term-out to dissenting creditors. However, this 10-year maximum term-out is without prejudice to any longer maturity date agreed in the original loan agreement. Consenting creditors benefit from the shorter maturity date (if any) that they would have negotiated. The court cannot impose any debt-to-equity swap or debt write-off of principal or interest claims in a term-out scenario. The yearly instalments under the term-out plan must not, after the third year following court approval of the plan, be less than 5 percent of the total admitted pre-filing liabilities, except if the contract initially provides for a longer maturity date.

Once approved by the court, the safeguard plan is enforceable against all members of the creditors’ classes (financial institutions, trade creditors and bondholders), including the dissenting minority. Upon the approval of a safeguard plan, the court appoints an agent to supervise its implementation. If the company fails to meet its obligations under the plan and becomes insolvent, the court must order the plan to be cancelled and initiate rehabilitation proceedings or, if the rescue of the company appears obviously impossible, liquidation proceedings.

Pre-packaged safeguard proceedings

Two types of pre-packaged safeguard proceedings are available: accelerated financial safeguard and accelerated safeguard. Their global purpose is to implement a quick, simple process that allows the speedy reorganization of a distressed company. Pre-packaged safeguard proceedings are opened at the debtor’s request provided the following eligibility criteria are satisfied:

(a)	the company must have either (i) had its accounts certified by a statutory auditor (commissaire aux comptes) or established by a certified public accountant (expert comptable) and meet certain thresholds (number of employees, minimum turnover or balance sheet test, consolidated accounts), or (ii) established consolidated financial statements in accordance with Article L. 233-16 of the French Commercial Code;

(b)	conciliation proceedings must be pending (direct access to pre-packaged safeguard proceedings is strictly prohibited);

(c)	the company must be solvent (from a cash flow standpoint) or, as the case may be, must have been insolvent for less than 45 days when it applied for conciliation; and

(d)	the company must have prepared a draft plan in conciliation likely to receive sufficient support from its creditors.

The opening of accelerated financial safeguard proceedings only has effects in relation to financial creditors and, as the case may be, bondholders (therefore, excluding trade creditors from the process). Financial institutions and, as the case may be, bondholders, must approve the restructuring plan at a two-thirds majority in each class. The accelerated financial safeguard process must be completed within one month, renewable once for a maximum of one month.

In accelerated safeguard proceedings, all pre-filing creditors are included in the process (including trade creditors). The class of financial institutions, the class of major trade creditors (and as the case may be, the class of bondholders) are invited to vote on the plan proposed by the company at a two-thirds majority in each class. The accelerated safeguard process must be completed within a maximum of three months from the date of the opening judgment.

If creditors refuse to approve the pre-packaged plan, the court closes the proceeding and, if the company becomes insolvent, orders the opening of rehabilitation or liquidation proceedings.

Rehabilitation proceedings

Rehabilitation proceedings are the appropriate remedy if the company is insolvent (from a cash flow standpoint) but rescue does not appear to be impossible. Any company must file for rehabilitation (or, as the case may be, liquidation if there is no prospect for recovery) no later than 45 days from the date on which it becomes insolvent (provided that conciliation proceedings are not pending). Such rehabilitation proceedings may be also initiated by a creditor or the state prosecutor (ministère public).

The objectives of rehabilitation proceedings are the same as for safeguard proceedings. Rules applicable to the observation period, the automatic stay and classes of creditors are also the same as in safeguard (with some exceptions, notably regarding shareholder consent).

In rehabilitation proceedings, the court-appointed administrator can simply assist the management to make decisions or can be appointed to take control of the company’s management in whole or in part. Any decision that does not fall within the scope of day-to-day management must be approved by the bankruptcy judge. The bankruptcy judge must also approve any decision to settle pending disputes.

There are two main possible outcomes for rehabilitation proceedings: a rehabilitation plan, where the same principles apply as in a safeguard proceeding; and a sale plan, where unlike in safeguard, should the debtor prove unable to present a sustainable restructuring plan (as the case may be a term-out plan), the court can authorize the administrator to auction the business as a whole or in part. Creditors (except for limited exceptions, e.g., creditors benefiting from a retention right) have no say on the choice of the purchaser, which is made by the court when approving the sale plan. No credit bid is allowed (there are some precedents, but in exceptional circumstances, e.g., pure SPV with no employees and only one creditor benefiting from a security interest over the quasi-sole asset).

Liquidation proceedings

Liquidation is the appropriate remedy when the company is insolvent and its rehabilitation appears to be impossible. The aim is to liquidate a company by selling its business, as a whole or by branch of activity, or by selling its assets one by one. Liquidation is the only possible outcome when a rehabilitation is attempted without success. Creditors are, as far as possible, repaid according to their rank and privilege out of the proceeds of the sale of the company’s business or assets.

Liquidation proceedings trigger an automatic stay of proceedings against the company. All pre-filing creditors are barred from enforcing their rights to seek payment from the debtor, subject to some exceptions (the same as those applicable in safeguard and in rehabilitation). In a liquidation (unlike a safeguard or in rehabilitation), secured creditors benefiting from a pledge can also enforce their security interest through a court-monitored allocation process, that is, request the Court to be transferred ownership of the pledged assets.

Liquidation proceedings last until the liquidator finds that no more proceeds can be expected from the sale of the company’s business or assets. After two years (calculated from the judgment ordering liquidation), any creditor can request the Court to order the liquidator to wind up liquidation proceedings.

There is a simplified form of liquidation proceedings available for small businesses, which lasts for a maximum of one year.

Trinidad and Tobago

Under Section 355 of the Companies Act, Chap. 81:01 of the Laws of Trinidad a company may be wound up by the High Court if it is unable to pay its debts (as statutorily defined). A petition to wind up a company must be made by application to the High Court and may be made by any creditor, including a contingent or prospective creditor of a company. The High Court, however, will not entertain a petition by a contingent or prospective creditor until security for costs is given by the petitioner and a prima facie case for winding up has been established to the satisfaction of the High Court.

When a winding-up order has been made or a provisional liquidator appointed, no action or proceedings may commence or proceed against the company except by leave of the High Court and subject to such terms as the High Court may impose. An order for winding up operates in favor of all the creditors and all the contributories of the company as if made on a joint petition of a creditor and of a contributor. When the High Court has made a winding-

up order or appointed a provisional liquidator, the directors are required to submit to the official receiver (in practice, usually the liquidator approved by the High Court) a sworn statement as to the affairs of the company, including its assets, liabilities, identity of creditors and any security held by them.

As soon as possible after receipt of the sworn statement of affairs, the liquidator is required to submit a preliminary report to the High Court as to the company’s share capital, assets and liabilities, as to the causes of the failure of the company and whether in his or her opinion any further inquiry is desirable. The liquidator is also required to take into his or her custody or control all the property which the company is or appears to be entitled to.

The liquidator in a winding-up is empowered to bring or defend proceedings, carry on the business, pay creditors, compromise claims and sell real and personal property. Any creditor or contributory may apply to the High Court with respect to the exercise by the liquidator of his or her powers. The liquidator is required to have regard to any directions given by the creditors or contributors by resolution in general meeting. Separate meetings of the creditors and contributors may determine whether a committee of inspection should be appointed to act with the liquidator and the composition of such committee.

The High Court may fix a time or times under which creditors are to prove their debts or claims after which they will be excluded from the benefit of any distribution before these debts are proved. In the event of the assets being insufficient to satisfy the liabilities, the High Court may make an order as to the payment out of the assets, charges and expenses of the winding-up in such order of priority as the High Court deems fit.

In the event of a liquidation under Trinidad law, the liabilities of Digicel (Trinidad & Tobago) Limited (“DT&TL”) to its unsecured creditors will be satisfied only after payment of all secured indebtedness (to the extent of the assets securing that indebtedness) and after payment of all claims entitled to priority under Trinidad insolvency law. Currently, the debts entitled to priority include:

(i)	rates, taxes, charges, assessments or impositions imposed or made by any Governmental Authority of Trinidad and Tobago under provisions of any statute of Trinidad due and payable and all contributions due and payable to the Trinidad and Tobago National Insurance Board, in each case to the extent due and payable within twelve months prior to the “relevant date” as defined in Section 435 of the Companies Act, Chap. 81:01 of the Laws of Trinidad;

(ii)	wages and salaries due and payable in respect of services rendered to the Borrower by its employees to the extent due and payable within four months prior to said “relevant date”;

(iii)	severance benefits (including termination benefits) due and payable pursuant to Section 18(6) of the Trinidad and Tobago Retrenchment and Severance Benefits Act, Chap. 88:13 of the Laws of Trinidad in an amount not to exceed two months’ wages or salary; and

(iv)	workmen’s compensation as may be due and payable in accordance with Section 435 of the Companies Act, Chap. 81:01 of the Laws of Trinidad.

In an insolvency proceeding, it is possible that creditors of DT&TL may challenge the guarantee, as a fraudulent preference, transfer or conveyance or on other grounds. We cannot assure you that a court would not determine, regardless of whether or not DT&TL was insolvent on any such date or time, that the giving of the guarantee or payments to holders of the New DIFL Secured Notes constituted such a fraudulent preference, transfer or conveyance or are ineffective, unenforceable, void or voidable on any other grounds.

The Bankruptcy and Insolvency Act, Chap. 9:70 of the Laws of Trinidad came into operation by proclamation of the President on May 26, 2014. The Bankruptcy and Insolvency Act, Chap. 9:70 of the Laws of Trinidad is aimed at the rehabilitation of insolvent companies and has created an alternative process to the liquidation of a debtor by facilitating the formulation and acceptance of a restructuring plan under the supervision of the High Court. An insolvent person (that is, a person who is not bankrupt but is unable to meet its obligations as they become generally due or the aggregate of whose property is not sufficient to enable payment of all its obligations due and accruing due), a receiver or a liquidator may make a proposal for a composition, an extension of time or a scheme of arrangement by filing same (or a notice of intention) with the Supervisor of Insolvency. The filing of the proposal or notice of intention creates a stay of proceedings for the recovery of a claim provable in bankruptcy and the crystallization of any lien on assets of the debtor (Section 55(1) of the Bankruptcy and Insolvency Act, Chap. 9:70 of the Laws of Trinidad) until the trustee has been discharged or the insolvent person becomes bankrupt. In addition, the debtor must file a cash flow statement within ten days of the commencement of the proposal process. A meeting of creditors will be held to approve the terms of the proposal.

Financial Assistance

Additionally, the guarantee given by DT&TL and the debenture supporting it will be limited by Section 56 of the Companies Act, Chap. 81:01 of the Laws of Trinidad, which prohibits the giving of financial assistance in the form of a guarantee (a) to a shareholder or an associate of such shareholder; or (b) to any person for the purpose of, or in connection with, a purchase of a share issued by DT&TL where “circumstances prejudicial” to the guarantor company exist. Pursuant to Section 56 of the Companies Act, Chap. 81:01 of the Laws of Trinidad, “circumstances prejudicial” to a company exist when there are reasonable grounds to believing that:

(i)	the company is unable or would, after giving the financial assistance, be unable to pay its liabilities as they become due; or

(ii)	at the time of grant of the guarantee, the realizable value of the company’s assets, excluding the amount of any financial assistance (in this case the amount of the guarantee) would, after giving the financial assistance, be less than the aggregate of the company’s liabilities and stated capital of all classes.

As such, the guarantee and debenture given by DT&TL and its obligations thereunder would be limited to such an amount that would not cause “circumstances prejudicial” to DT&TL to exist.

Cayman Islands

Digicel Holdings, Ltd. and Digicel Cayman Services Ltd. are Cayman Islands exempted companies and subject to the laws of the Cayman Islands. Each company will be a guarantor under the New DIFL Secured Notes.

The Cayman Islands are a British Overseas Territory. The Cayman Islands makes its own laws and has independent legal and judicial systems. The substantive law of the Cayman Islands is based on English common law.

Under the Companies Act (2023 Revision) (the “Cayman Islands Companies Act”) the Grand Court of the Cayman Islands may wind up a company incorporated under the laws of the Cayman Islands (such as the Cayman Islands guarantors) in certain circumstances and as set out in section 92 of the Cayman Islands Companies Act, and may accept and hear petitions for the winding up of such company from a creditor or contributory of such company in accordance with the Cayman Islands Companies Act. Where a company incorporated under the laws of the Cayman Islands is wound up by way of voluntary liquidation commenced in the circumstances set out in section 116 of the Cayman Islands Companies Act or is subject to a winding up order by the Grand Court of the Cayman Islands, then the provisions of the Cayman Islands Companies Act, including Cayman Islands insolvency law, would apply.

Notwithstanding that a liquidator and the Grand Court would apply Cayman Islands insolvency law to a winding up under the Cayman Islands Companies Act, foreign laws, including foreign insolvency laws, may nevertheless be relevant in any proceedings in the Cayman Islands. For example, foreign law may be relevant in a Cayman liquidation where it is the proper law of a creditor’s claim. If under foreign law the creditor’s claim has been compromised (for example, in a foreign scheme of arrangement) then the Cayman liquidator is likely to be bound by that compromise. Furthermore where a company incorporated under the laws of the Cayman Islands is also being wound up in a foreign jurisdiction, the insolvency laws of that foreign jurisdiction are likely to apply to the treatment of any of the company’s assets which are under the jurisdiction of the foreign court. The rules applicable in such a foreign (ancillary) winding up may be different to the rules applicable to the winding up in the Cayman Islands.

The rights of the secured creditors to enforce their rights under the guarantees issued by the Cayman Islands guarantors may be limited by section 86 of the Cayman Islands Companies Act which provides that a compromise or arrangement between a company and its creditors or any class of them shall, if sanctioned by the court, be binding on all the creditors or a class of creditors, as the case may be. If there are creditors who form a class, the class will be bound by the scheme if a majority representing 75% by value of the class who attended (whether in person or by proxy) and voted, approved the scheme. Cayman Islands authority provides that a class is constituted by “those persons whose rights are not so dissimilar as to make it impossible for them to consult together with a view to their acting in their common interest.”

The rights of the secured creditors to enforce their rights under the guarantees issued by the Cayman Islands guarantors may be limited by section 99 of the Cayman Islands Companies Act which provides:

“When a winding up order has been made, any disposition of the company’s property and any transfer of shares or alteration in the status of the company’s members made after the commencements of the winding up is, unless the Court otherwise orders, void.”

Although there is no published decision of a Cayman Islands court, English authority (which would be regarded as persuasive but not binding in the Cayman Islands) holds that a secured creditor will be permitted to enforce his security.

Section 97 of the Cayman Islands Companies Act provides:

(1)	“When a winding up order is made or a provisional liquidator is appointed no suit, action or other proceedings, including criminal proceedings, shall be proceeded with or commenced against the company except with the leave of the Court and subject to such terms as the Court may impose.

(A)	Where a winding up order is made or a provisional liquidator is appointed in respect of a company, and there are criminal proceedings pending against the company in a summary court, the Court, the Court of Appeal or the Privy Council —

(a)	the company;

(b)	a creditor of the company;

(c)	a contributory of the company; or

(d)	subject to section 94(4), the Authority, in respect of any company which is carrying on regulated business, may apply to the court in which the proceedings are pending for a stay of the proceedings and the court to which the application is made, may stay the proceedings on such terms as it thinks fit.

(2)	When a winding up order has been made, any attachment, distress or execution put in force against the estate or effects of the company after the commencement of the winding up is void.”

However, section 142(1) of the Cayman Islands Companies Act confirms that: “Notwithstanding that a winding up order has been made, a creditor who has security over the whole or part of the assets of a company is entitled to enforce his security without the leave of the court and without reference to the liquidator.”

Section 96 of the Cayman Islands Companies Act provides that a court in the Cayman Islands may at any time after the presentation of the petition for the winding up of a Company and before the making of a winding up order where proceedings are pending in the Cayman Islands courts or the Privy Council or in a foreign court restrain such proceedings accordingly on such terms as the Court thinks fit. In practice the scope and effect of the stay under section 96 is the same as section 97.

A liquidator has no statutory right to disclaim an onerous contract under Cayman Islands law. There is no reported Cayman Islands authority as to whether a liquidator would have a right under common law as applied in the Cayman Islands to disclaim onerous contracts.

A liquidator may at any time give notice to a creditor whose debt is secured that he proposes, at the expiration of 28 days from the date of the notice, to redeem the security at the value put upon it in the creditor’s proof.

On a winding up of a Cayman Islands company, the following debts are paid in priority to all unsecured debts or debts secured by a floating charge:

(a)	any sum due by the company to an employee, whether employed in the Cayman Islands or elsewhere in respect of salaries, wages and gratuities accrued during the four months immediately preceding the commencement of the liquidation;

(b)	any sum due and payable by the company on behalf of an employee in respect of medical health insurance premiums or pension fund contributions;

(c)	any sum due in respect of severance pay and earned vacation leave where the employee’s contract has been terminated as a result of the winding up;

(d)	any compensation payable to a workman in respect of injuries incurred at work pursuant to the Workmen’s Compensation Act (1996 Revision);

(e)	certain taxes and related penalties due to the Cayman Islands government comprising customs duties, stamp duty, license fees, sums payable under the Cayman Islands Companies Act such as annual return fees, sums payable under the Tourist Accommodation (Taxation) Act (2013 Revision);

(f)	certain preferential claims in respect of severance pay and pension contributions may also rank ahead of secured creditors in limited circumstances. See section 40(2) of the Labor Law (2011 Revision) and section 65(3) of the National Pensions Act (2012 Revision);

(g)	subject to certain exceptions, depositors with a bank incorporated in the Cayman Islands which holds a Category “A” License issued under the Banks and Trust Cayman Islands Companies Act (2021 Revision) in respect of the first CI$20,000 of each of their deposits on a winding up; and

(h)	section 21 of the Workmen’s Compensation Act (1996 Revision) provides that a workman is subrogated to the company’s rights against an insurance company in respect of liabilities insured under the Workmen’s Compensation Act (1996 Revision), and that those rights of subrogation are preferential debts.

Section 145 of the Cayman Islands Companies Act provides that any disposition of a Cayman Islands company’s property is invalid as a voidable preference if the Company is insolvent at the time of such disposition and the company commences winding up within 6 months of such disposition and such disposition is made, incurred, taken or suffered by the company in favor of a creditor with a view to giving that creditor a preference over the other creditors of the company.

Section 146 of the Cayman Islands Companies Act provides that every disposition of property made with intent to defraud and at an undervalue shall be voidable at the instance of the official liquidator, subject to a limitation period of 6 years after the date of the relevant disposition.

If, in the course of the winding up of a company, it appears that any business of the company has been carried on with intent to defraud the creditors of either the company or any other person or for any fraudulent purpose the liquidator may apply to court for a declaration. The court may declare that any persons who were knowingly parties to the carrying on of the business in such manner are liable to make such contributions to the company’s assets as the court may direct.

The directors of a Cayman Islands company are under a duty to act bona fide in the interests of such company in determining whether or not to authorize the execution of a document which grants a guarantee in favor of the secured parties with respect to the obligations of its parent under such document, and the directors would need to determine that entering into any such guarantee was for the corporate benefit of the company. In circumstances where the directors exercise their discretion in breach of such duty to the company, it is possible that the guarantee granted by a Cayman Islands guarantor to the secured creditors may be ineffective as against a liquidator or creditor of such company. If a secured creditor receives assets of the Company with actual or constructive knowledge of a breach by the directors of their fiduciary duties, such secured creditor may be held to be a constructive trustee of such assets.

Incorporation of Certain Documents by Reference

The Company is not subject to the reporting requirements of the U.S. Exchange Act, as amended. However, it provides annual and quarterly financial statements to the Existing Notes Trustee and posts such reports to a secured website and makes them available to holders upon request.

Rather than include some of the information included in the Company’s annual and quarterly reports, as well as certain other relevant information, we are incorporating this information by reference, which means that we are disclosing important information to you by referring you to another document posted on the Company’s Intralinks website. The following documents contain important information about the Company and we incorporate them herein by reference:

•	Annual financial statements and corresponding narrative of the Company as of and for the years ended March 31, 2023 and 2022, posted on the Company’s Intralinks website and

•	The Restructuring Support Agreement, posted on the Company’s Intralinks website on June 27, 2023.

We also incorporate by reference any financial statements and corresponding narratives of the Company, as well as any amendments to the Restructuring Support Agreement posted on the Company’s Intralinks website on or after the date of this Solicitation Statement and prior to the Commitment Payment Election Deadline.

Any statement contained in a document incorporated by reference into this Solicitation Statement shall be considered to be modified or superseded for purposes of this Solicitation Statement to the extent that a statement contained in this Solicitation Statement or in any subsequently posted document that is incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this Solicitation Statement.

You can obtain the documents incorporated by reference into this Solicitation Statement from www.intralinks.com.

Legal Matters

Certain matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York as to matters of New York and United States law, and by Conyers Dill & Pearman Limited, Hamilton, Bermuda, our special Bermuda counsel, as to matters of Bermuda law.

Independent Accountants

The consolidated financial statements of Digicel International Finance Limited and its subsidiaries as of March 31, 2023 and 2022 and for the years then ended included in this Solicitation Statement have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

The consolidated financial statements of Digicel Limited and its subsidiaries as of March 31, 2023 and 2022 and for the years then ended included in this Solicitation Statement have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

Annex I—Description of the New DIFL Secured Notes

The definitions of certain terms used in this description are set forth under the sub-heading “—Certain Definitions.” In this “Description of the New DIFL Secured Notes,” the word “Holdings” refers only to Digicel Intermediate Holdings Limited, and not to any of its Subsidiaries, the word “Company” refers to Digicel International Finance Limited, Holdings’ only direct Subsidiary, through which it owns all of its other assets, and not to any of its Subsidiaries, and the word “Issuers” refers to Holdings and the Company, which will be the co-issuers of the Notes and jointly and severally obligated thereon. The word “Notes” refers also to “book-entry interests” in the Notes, as defined herein.

The Issuers will issue, and the Guarantors (as defined below) will guarantee, the Notes (as defined below) offered hereby under an indenture to be dated as of the Issue Date (the “Indenture”) among the Issuers, the Guarantors, and Wilmington Savings Fund Society, FSB, as trustee for the Notes (the “Trustee”). The terms of the Notes include those set forth in the Indenture. The Indenture is required to be and will be qualified under the Trust Indenture Act of 1939, and will include certain provisions as required in connection therewith, as determined by the Trustee.

The following description is a summary of the material terms of the Indenture and the Collateral Documents. It does not, however, purport to restate, and is qualified in its entirety by reference to, the provisions of the Indenture and the other Notes Documents, and, where reference is made to particular provisions of the Indenture and Collateral Documents, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Notes, the Indenture and the Collateral Documents, as applicable. You should read the Indenture and the Collateral Documents because they contain additional information and because such documents and not this description defines your rights as a holder of the Notes. Copies of the proposed forms of the Indenture and the Collateral Documents may be requested from the Issuers at the address indicated under “Description of the Company” in the Proxy Statement.

Brief Description of the Notes

The Notes and the Issuers’ Notes Obligations will:

(a)	be the Issuers’ general secured obligations, secured by a first-priority Lien on the Collateral (subject to Permitted Liens (as defined below));

(b)	mature on May 25, 2027;

(c)	bear interest payable in cash and in kind, as described in “Principal, Maturity and Interest” below; and

(d)	be guaranteed on a senior secured basis by the Guarantors.

The Indenture will require Holdings and each of its Subsidiaries to be subject to, and comply with, each of the restrictive covenants in the Indenture, including as described below under “Certain Covenants” below.

Guarantees

Guarantors

The Issuers’ obligations under the Notes and the Indenture will be jointly and severally Guaranteed by, without duplication, (a) on the Issue Date and at all times thereafter, each of the Company’s Subsidiaries that are obligors or guarantors under the Senior Credit Facility, (b) on the Issue Date and until such time (if any) as any such Guarantor is released in accordance with the Indenture, each of Digicel BVI Ltd., Fibre Investments Ltd, Caribbean Cable Communications, and (subject to further legal, tax and regulatory diligence) Digicel Turks & Caicos Holdings Ltd, and (c) at any time and from time to time, (i) each other Subsidiary of the Company acquired or formed after the Issue Date (except any Excluded Subsidiary), and (ii) each other Subsidiary of the Company, if such Subsidiary guarantees the Company’s obligations under the Senior Credit Facility or any other Pari Passu Debt at such time (the Persons described is clauses (a) through (c), collectively, the “Guarantors”). As a result of exemptions that will be contained in the Indenture relating to Excluded Subsidiaries, not all of the Company’s Subsidiaries will Guarantee the Notes.

On each date later than 90 days after the Issue Date on which Financial Reports (i) for the fiscal quarter ending September 30 are required to be delivered pursuant to paragraph (b) of the covenant described under the heading “Certain Covenants—Reports,” and (ii) for the fiscal year ending March 31 are required to be delivered pursuant to paragraph (a) thereof, the Issuer shall deliver to the Trustee and the Collateral Agent an Officer’s Certificate demonstrating compliance with the Collateral and Guarantee Requirement as of such date.

Guarantee Obligations

In the event of a bankruptcy, liquidation or reorganization of any Subsidiary that is not a Guarantor, such non-Guarantor Subsidiary will pay the holders of its debts and its trade creditors before it is able to distribute any of its assets to the Company.

As of March 31, 2023, on a non-consolidated basis and excluding intercompany balances, the Company’s non-Guarantor Subsidiaries had an aggregate of $186.8 million of liabilities. The Notes and the Guarantees will be structurally subordinated to all liabilities of the Company’s non-Guarantor Subsidiaries.

If any Subsidiary of Holdings provides a Guarantee of any Debt of the Issuers or a Guarantor under the Senior Credit Facility, or any other Pari Passu Debt or other Funded Debt of the Issuers or a Guarantor, then, in each case, such Subsidiary will promptly execute a supplemental indenture pursuant to which it will Guarantee, on a senior secured basis, and on an equal and ratable basis with the guarantee of such other Debt, the Issuers’ obligations under the Notes and the Indenture. Notwithstanding the foregoing, no Subsidiary shall be required to Guarantee the Notes if any such Guarantee shall be illegal or unenforceable under relevant law (after taking into account the limitations set forth in the next succeeding paragraph), as determined in good faith by the Issuers with notice of such determination to the Collateral Agent.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance under applicable law. In addition, the obligations of any Guarantor may be limited as necessary or appropriate to (1) comply with applicable law, (2) avoid any general legal limitations such as general statutory limitations, financial assistance, corporate benefit, “thin capitalization” rules, retention of title claims or similar matters, or (3) avoid a conflict with the fiduciary duties of such company’s directors, contravention of any legal prohibition or regulatory condition, or the material risk of personal or criminal liability for any officers or directors (in each case, as determined in good faith by the Company, with notice of such determination to the Collateral Agent), in each case, so long as such limitations also apply to the same extent and in the same manner to the obligations of such Person under its guarantee of the Senior Credit Facility or any other Pari Passu Debt. Such limitations could be significant.

Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to contribution from any other Guarantor.

All of the Guarantees will be released upon the exercise by the Issuers of their legal defeasance option or covenant defeasance option under the Indenture, the terms and conditions of which are described in “—Legal Defeasance or Covenant Defeasance of Indenture”, or upon the satisfaction and discharge of the Issuers’ obligations under the Indenture in accordance with its terms.

Ranking of the Notes and the Guarantees

The Notes

The Notes and the Issuers’ Notes Obligations will:

(a)	be general, senior secured obligations of the Issuers;

(b)	rank equally and pari passu in right of payment with any and all of the Issuers’ existing and future unsubordinated Debt (including Debt under the Senior Credit Facility);

(c)	be secured, on an equal and ratable basis with any other First Priority Obligations of the Issuers (including the Senior Credit Facility Obligations), and by Liens on the Collateral having “first-priority” over, and ranking senior to, all other Liens on the Collateral (subject to Permitted Liens);

(d)	be effectively senior to any and all of the Issuers’ existing and future Debt that is subordinated in right of payment;

(e)	be effectively senior to any and all of the Issuers’ existing and future Debt that is unsecured or secured by junior Liens, in each case, to the extent of the value of the Collateral;

(f)	be structurally senior to all existing and future Debt of any direct or indirect parent of the Issuers (including the New Take-Back Notes); and

(g)	be structurally subordinated to (x) the liability of any of the Issuers’ Subsidiaries that do not guarantee the Notes, to the extent of the value of such Subsidiaries’ assets, and (y) any of the Issuers’ Debt that is secured by assets that are not Collateral, to the extent of the value of such assets.

The Guarantees

Each Guarantee and each Guarantor’s Notes Obligations will:

(a)    be a general, senior secured obligation of each Guarantor;

(b)    rank equally and pari passu in right of payment with any and all of such Guarantor’s existing and future unsubordinated Debt (including Debt under the Senior Credit Facility);

(c)    be secured, on an equal and ratable basis with any other First Priority Obligations of each Guarantor (including each Guarantor’s Senior Credit Facility Obligations), and by Liens on the Collateral having “first-priority” over, and ranking senior to, all other Liens on the Collateral (subject to Permitted Liens);

(d)    be senior to any and all of such Guarantor’s existing and future Debt that is subordinated in right of payment;

(e)    be effectively senior to any and all of such Guarantor’s existing and future Debt that is unsecured or secured by junior Liens, in each case, to the extent of the value of the Collateral;

(f)     be structurally senior to all existing and future Debt of any direct or indirect parent of Holdings (including the New Take-Back Notes); and

(g)    be structurally subordinated to (x) the liability of such Guarantor’s Subsidiaries that do not guarantee the Notes, to the extent of the value of such Subsidiaries’ assets, and (y) any of such Guarantor’s Debt that is secured by assets that are not Collateral, to the extent of the value of such assets.

Although the Indenture will contain limitations on the amount of additional Debt that the Issuers and their Subsidiaries may incur, the amount of such additional Debt could be substantial.

Security

General

The Issuers’ and Guarantors’ Notes Obligations will be secured by first-priority Liens (subject to Permitted Liens) on all property and assets of the Issuers and Guarantors (whether now existing, or hereafter arising or acquired, and whether tangible, intangible, real, personal, or mixed), other than any property and assets constituting Excluded Assets (the foregoing, collectively, the “Collateral”). For the avoidance of doubt, Collateral shall include the following property and assets, in each case, without duplication, and except to the extent that any such item of property or asset itself constitutes an Excluded Asset:

(a) (i) 100% of the Capital Stock in the Company and each Guarantor (other than Holdings), and (ii) all Capital Stock owned by any Issuer or Guarantor (including Capital Stock of each of their respective direct Wholly-Owned or non-Wholly-Owned Subsidiaries); and

(b) substantially all of the other property and assets of the Issuers and Guarantors (including, subject to certain exceptions and thresholds, fee-owned real property and tangible and intangible personal property such as, among other assets, intellectual property, investment property, accounts receivable, inventory, equipment and contract rights), including all property and assets that secure the Senior Credit Facility Obligations.

The Notes Documents will require the Issuers and Guarantors to take such actions as are necessary or appropriate to properly create and perfect the first-priority Liens on Collateral securing the Notes Obligations, subject to certain limitations set forth below, in the Collateral Documents or existing pursuant to the “Agreed Security Principles” to be set forth in the Indenture on the Issue Date, which shall be customary in the context of a non-US financing, and substantially consistent with the “Agreed Security Principles” under the Senior Credit Facility as of the Issue Date.

Excluded Assets

The following property owned by the Issuers and the Guarantors (collectively, the “Grantors”) will constitute “Excluded Assets” and will be excluded from the Collateral pursuant to the Indenture and the Collateral Documents:

(a)   any asset or property (including any telecommunication or spectrum license), if the grant or perfection of a Lien thereon (i) is prohibited or restricted by any applicable law (other than any prohibition or restriction that would be rendered ineffective under applicable anti-assignment provisions of the UCC or other applicable law), rule or regulation, (ii) would require any governmental or regulatory consent, permit, franchise, charter, approval, license or authorization that has not been obtained as of the applicable time (there being no requirement under the Indenture or any Collateral Document to obtain any such consent, approval, license or authorization), (iii) would result in material adverse tax consequences to any Grantor or any of its subsidiaries or Parent Companies, as determined by Holdings in good faith, (iv) would constitute a violation of a restriction or prohibition existing for the benefit of a third party (except a Grantor or affiliate thereof) contained in, or would result in a breach or default by any Grantor under, or any termination (or right of termination in favor of a third party (except a Grantor or affiliate thereof)) (including pursuant to a “change of control” or similar provision) of, any lease, license, permit, contract, or other legal agreement or instrument among a Grantor and any other Person (except a Grantor or affiliate thereof), so long as the applicable agreement or instrument (A) was effective prior to the Issue Date (or, if later, as of the time such Grantor acquired the applicable asset), or (B) was entered into in good faith and for legitimate business purposes, and was not entered into (x) in contemplation of, or in connection with, the issuance of the Notes, or (y) to circumvent any requirements under the Notes Documents, as the case may be, (v) solely in respect of any intellectual property, would result in the abandonment, invalidation or unenforceability thereof under applicable law, or (vi) would permit any Person (other than any Grantor or affiliate thereof) to amend any rights, benefits and/or obligations of the relevant Grantor in respect of the relevant asset, or permit such Person to require any Grantor or any Subsidiary of Holdings to take any action materially adverse to the interests of any Grantor or such Subsidiary; provided, however, that (x) any property or asset described in any of the foregoing clauses will only constitute an Excluded Asset to the extent that the applicable violation, default, breach, or termination (or right of termination), or right to amend or require other actions, as the case may be, would not be rendered ineffective pursuant to the anti-assignment provisions of the UCC or any other applicable requirement of law, statute or regulation of any relevant jurisdiction; and (y) any such asset shall cease to constitute an Excluded Asset automatically upon, and immediately as of, such time as the condition causing such violation, default, breach, or termination (or right of termination) or right to amend or require other actions no longer exists, and, to the extent severable, the security interest granted under the applicable Collateral Document shall attach immediately to any portion of such general intangible or other right that does not result in any of the consequences specified in any of the clauses above;

(b)   any Capital Stock in (i) any captive insurance Subsidiary, broker-dealer Subsidiary, not-for-profit Subsidiary, or special purpose entity that is an Excluded Subsidiary and is used for any Permitted Receivables Financing or other transaction permitted by the Indenture (but solely if, and to the extent that, a pledge of such Capital Stock is not permitted by such Permitted Receivables Financing or other transaction), or (ii) any other Excluded Subsidiary, if, but only to the extent that, and only for so long as, the pledge of such Capital Stock (x) is prohibited or restricted by any law (other than any prohibition or restriction that would be rendered ineffective under applicable anti-assignment provisions of the UCC or other applicable law), rule or regulation binding on such Subsidiary, or pursuant to any organizational document of such Subsidiary, or any joint venture agreement relating thereto with an unaffiliated third party that was not established to avoid or circumvent any obligations with respect to the Notes (and, in the case of any Person that would be an Excluded Subsidiary pursuant to this clause on the Issue Date, so long as such restriction in such joint venture agreement is on the same substantive terms as in effect on the Issue Date), or (y) would require any consent, approval, license or authorization under any law, rule, or regulation, or pursuant to any organizational document or Joint Venture agreement described in clause (x) (except from any Grantor or any affiliate thereof) that has not been obtained as of the applicable time (it being understood that, in the case of any consent, approval, license or authorization required from any third party under any organizational document or joint venture agreement, Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent),

(c)   any intent-to-use (or similar) trademark application prior to the filing of a “Statement of Use,” “Amendment to Allege Use” or similar filing with respect thereto, but only to the extent, if any, that, and solely during the period, in which, if any, the grant of a security interest therein may impair the validity or enforceability, or result in the voiding of, such intent-to-use trademark application or any registration issuing therefrom under applicable law,

(d)   (i) any leasehold interest, except to the extent a security interest therein can be perfected by the filing of a UCC-1 financing statement (or, with respect to any jurisdiction outside of the United States, by the filing of a comparable instrument in any other relevant jurisdiction in accordance with the Agreed Security Principles), and (ii) any real property or real property interest that is not a Material Real Estate Asset,

(e)   any margin stock,

(f)   any telecommunications or spectrum license (unless the pledge thereof to secure third party Debt is not prohibited by the terms thereof (or such prohibition is unenforceable)),

(g)   all withholding or payroll accounts, employee benefits accounts, zero balance accounts, de minimis accounts or other accounts (as defined in the applicable security agreement) used exclusively for taxes or fiduciary or trust purposes, and all money in these accounts,

(h)  any motor vehicle, airplane or other asset subject to a certificate of title (other than to the extent a security interest therein can be perfected by the filing of a UCC-1 financing statement (or, with respect to any jurisdiction outside of the United States, by the filing of a comparable instrument in any other relevant jurisdiction in accordance with the Agreed Security Principles)) and without the requirement to list any VIN, serial or similar number,

(i)   any governmental or regulatory license or state or local franchise, charter, consent, permit or authorization, if (but only to the extent that, and only for so long as) the granting of a security interest therein is prohibited or restricted thereby or by applicable requirements of law; provided, however, that any such asset will only constitute an Excluded Asset under this clause if, and only to the extent that, such prohibition or restriction or requirement of law would not be rendered ineffective pursuant to applicable anti-assignment provisions of the UCC of any relevant jurisdiction or other applicable law,

(j)   receivables and related assets (or interests therein) pledged, transferred or sold in connection with any Permitted Receivables Disposition or Permitted Receivables Financing, if (but only to the extent that, and only for so long as) the granting of a security interest therein is prohibited by such Permitted Receivables Financing or Permitted Receivables Disposition,

(k)  any asset with respect to which the relevant Grantor has reasonably and in good faith determined (and the Company will provide written notice to the Collateral Agent of such determination) that the cost, burden, difficulty or consequence (including any effect on the ability of the relevant Grantor to conduct its operations and business in the ordinary course of business) of granting or perfecting a security interest therein materially outweighs the benefit of a security interest to the noteholders afforded thereby (provided that the same determination is made in respect of the Senior Credit Facility), and

(l)  any other asset that is permitted (or deemed) to constitute an “Excluded Asset” pursuant to the Agreed Security Principles,

provided, that, notwithstanding any of the foregoing, (A) proceeds, products, substitutions and replacements of any property or assets referred to in the clauses above shall not be Excluded Assets at any time unless such proceeds, products, substitutions and replacements otherwise constitute Excluded Assets, (B) no property or assets that secure, are purported to secure, or that are required to secure the Senior Credit Facility, any other Pari Passu Debt, or any other Funded Debt of any Issuer or Guarantor at any time shall be Excluded Assets, and (C) no property or assets that secured the 2024 SSNs, or that constitute Existing Senior Credit Facility Collateral, or that were not Excluded Assets under the 2024 SSNs or the Existing Senior Credit Facility, in each case, as of the Issue Date, shall constitute or be treated as an Excluded Asset as of the Issue Date.

In addition, the Agreed Security Principles may provide that:

(a)    springing account control agreements (or similar agreements) will only be required to be entered into to perfect Liens on Collateral in the form of Cash and Cash Equivalents if the Issuers determine, with notice of such determination to the Collateral Agent, that (i) the cost or burden thereof does not materially outweigh the benefit thereof to the holders of the Notes, (ii) no material impediment to the business or operations of the applicable Grantor would occur as a result of any such springing control agreements (or similar agreements) or taking any such perfection steps, and (iii) such perfection steps are customary in the particular jurisdiction (as determined upon consultation with applicable local counsel); and

(b)    perfection of liens on any letter-of-credit right, or any motor vehicle, airplane or other asset subject to a certificate of title, shall not require any steps other than the filing of a UCC-1 financing statement (or equivalent customary similar filing in the applicable jurisdiction).

The above described limitations, the other limitations in the Collateral Documents, and any other limitations pursuant to the Agreed Security Principles, could significantly impact the amounts recoverable upon the exercise of remedies with respect to such Collateral.

Creation and Perfection of Liens

On the Issue Date, Wilmington Savings Fund Society, FSB will be appointed by the Trustee, the holders of the Notes, and the lenders under the Senior Credit Facility to act as collateral agent for secured parties under the Notes and the Senior Credit Facility (the “Collateral Agent”).

The Liens on the Collateral (including Existing Senior Credit Facility Collateral (as defined below)) securing the Notes Obligations will be created and perfected pursuant to (i) new Collateral Documents entered into on (or, to the extent permitted by the Indenture or Agreed Security Principles, after) the Issue Date, and/or (ii) collateral documents entered into prior to the Issue Date in connection with the Senior Credit Facility, which shall be amended and/or amended and restated on (or, to the extent permitted by the Indenture or Agreed Security Principles, after) the Issue Date in a manner and form satisfactory to the Collateral Agent to cause the property and assets pledged and/or perfected pursuant to such documents to be pledged as Collateral to secure the Notes Obligations as required by the Indenture.

Existing Senior Credit Facility Guarantees and Collateral

On the Issue Date, the Collateral securing the Notes Obligations will include, in addition to certain other then-existing property and assets that is required to be Collateral pursuant to the definition thereof, all property and assets subject to a Lien securing the Senior Credit Facility Obligations that was granted or came into existence at any time prior to the Issue Date (the “Existing Senior Credit Facility Collateral”), and the secured parties under the Notes and the Senior Credit Facility shall have equal and ratable rights to, and interests in, such Existing Senior Credit Facility Collateral, subject to the First Lien Intercreditor Agreement. However, the Senior Credit Facility and the collateral and guarantee requirements applicable thereunder (including the “Collateral And Guarantee Requirements” referred to therein), as in effect on the date hereof and immediately prior to the Issue Date, (1) only require a guarantee from Persons, and only requires a pledge of property and assets of Persons, representing as of the relevant time (i) 75% of Consolidated Adjusted EBITDA (as defined in, and calculated on the basis set forth in, the Senior Credit Facility as in effect on the date hereof) of the Company and its Subsidiaries, and (ii) 80% of the Consolidated Total Assets (as defined in, and calculated on the basis set forth in, the Senior Credit Facility as in effect on the date hereof) of the Company and its Subsidiaries, and (2) exempt certain Subsidiaries from the requirement to guarantee the Senior Credit Facility, and exclude certain assets from the collateral required to be pledged to secure the Senior Credit Facility on grounds and in circumstances that may not exist or apply pursuant to the guarantor and collateral requirements under the Indenture described herein.

As a result of the collateral and guarantee requirements applicable under the Senior Credit Facility as of the date hereof (including the limitations, exemptions and exclusions thereunder), the Existing Senior Credit Facility Collateral does not include all property and assets that are required to be Collateral pursuant to the terms described herein and in the Indenture, and such property and assets will be required to be pledged on the Issue Date (or thereafter) to secure the Notes Obligations and Senior Credit Facility Obligations on an equal and ratable first-lien basis, pursuant to collateral documents that will be entered into as of such applicable time. In addition, it is contemplated that the Senior Credit Facility will be amended and/or amended or restated as of the Issue Date to cause the collateral and guarantee requirements applicable under the Senior Credit Facility to be consistent with the collateral and guarantee requirements under the Indenture and the other Notes Documents.

The Liens on Existing Senior Credit Facility Collateral securing the Senior Credit Facility Obligations were created and perfected pursuant to collateral documents entered into in respect of the Senior Credit Facility prior to the Issue Date, and, as such, those Liens will already exist as of the time that the Notes are issued, and will predate the Collateral Documents entered into with respect to such assets. As a result of certain laws applicable to the creation and priority of collateral in certain of the jurisdictions in which the Collateral is pledged (including certain laws that grant priority to liens on the basis of the time and order of their creation and/or perfection, as the case may), the Liens on Existing Senior Credit Facility Collateral created and perfected to secure the Notes Obligations may, in certain cases, as a matter of law in the applicable jurisdiction, have second or junior priority relative to the Liens on such Existing Senior Credit Facility Collateral securing the Senior Credit Facility. Therefore, in order to provide for the Liens securing the Notes Obligations to be secured by Collateral on the basis required hereby (i.e., to rank equally and ratably with, and on a pari passu basis with, Liens securing the Senior Credit Facility Obligations, and to have “first-priority” status relative to all other Liens) subject only to Permitted Liens, the Trustee, the Collateral Agent and Wilmington Savings Fund Society, FSB, as administrative agent, collateral agent and representative for lenders under the Senior Credit Facility (in such capacities, the “Administrative Agent”), will enter into the First Lien Intercreditor Agreement, the terms and conditions of which are described in “—Intercreditor Agreement”. The status, ranking and priority of the Liens securing the Notes Obligations contemplated by the Indenture (as compared to the Senior Credit Facility) will therefore require, and be dependent on, the entry into the First Lien Intercreditor Agreement on the Issue Date, and the recognition of such document by each applicable jurisdiction as legally valid, binding and enforceable in such jurisdiction. Such recognition and status cannot be guaranteed in certain jurisdictions where the Issuers and Guarantors are incorporated, organized, or have their center of main interest (including Bermuda, St. Lucia, Haiti and Jamaica).

As set out in more detail below, subject to certain exceptions, upon an enforcement event, insolvency or liquidation proceeding, proceeds from the Shared Collateral will be applied to satisfy any then-outstanding obligations under the Notes, the Senior Credit Facility and any other Pari Passu Debt that may be issued in the future is subject to the First Lien Intercreditor Agreement. In addition, the Indenture may permit the existence of additional Liens, including Liens that rank on a parity with, or (except in the case of any Liens on Funded Debt) senior to the Liens securing the Notes and the Guarantees, under specified circumstances.

To the extent that Liens (including Permitted Liens), rights or easements granted to third parties encumber assets located on property owned by the Issuers or the Guarantors, including the Collateral, such third parties may exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Collateral and the ability of the Collateral Agent, the Trustee or the holders of the Notes to realize or foreclose on Collateral.

Pursuant to the Collateral Documents, the Collateral Agent will, subject to the First Lien Intercreditor Agreement (as defined below) and any Market Intercreditor Agreement, have a right to foreclose on and exercise other remedies with respect to Collateral available in the applicable jurisdiction only upon the acceleration (or deemed acceleration) of the obligations under the Senior Credit Facility, the obligations under the Notes or any other Series of First Lien Obligations.

Certain Bankruptcy and Insolvency Limitations

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default (as described below under “Events of Default”) would be significantly impaired by, or at a minimum delayed by, U.S. bankruptcy law in the event that a U.S. bankruptcy, insolvency or other restructuring case were to be commenced by or against an Issuer or any Guarantor prior to the Collateral Agent having repossessed and disposed of the Collateral (and under certain circumstances even after). Upon the commencement of a case for relief under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing or taking control of its security from the debtor in the subject case, or from disposing of security without prior court approval (which may not be given or could be materially delayed under the circumstances).

In view of the broad equitable powers of a bankruptcy court and the lack of a precise definition of the term “adequate protection” under the Bankruptcy Code, it is impossible to predict whether or when payments under the Notes could be made following the commencement of a bankruptcy, insolvency or other restructuring case (or the length of any delay in making such payments), whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at any time during a bankruptcy case or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes and other pari passu secured obligations, the holders of the Notes would hold secured claims only to the extent of the value of the Collateral to which the holders of the Notes are entitled, and unsecured “deficiency” claims with respect to any such shortfall. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs, expenses and fees, attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of such creditor’s interest in the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral (i.e., to the extent such creditor is over secured).

In addition, it is possible that a bankruptcy or insolvency proceeding could be brought in other jurisdictions, such as Bermuda, St. Lucia, Antigua and Barbuda, Aruba, Barbados, Bonaire, British Virgin Islands, the Cayman Islands, Curaçao, El Salvador, France, Haiti, Jamaica, Luxembourg and Trinidad and Tobago. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions, in the jurisdiction of organization of any future Guarantor of the Notes or in another jurisdiction such as the United States. The rights of holders under the Notes and the Guarantees and Collateral Documents may thus be subject to the laws of several jurisdictions, and holders may not be able to effectively enforce their rights in multiple bankruptcy, insolvency or other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

Release of Liens

The Collateral Documents, the First Lien Intercreditor Agreement and the Indenture will provide that the first priority Liens securing the Guarantee of any Guarantor will be automatically released when such Guarantor’s Guarantee is released in accordance with the terms of the Indenture, and the Indenture will provide that no such release of a Guarantor’s Guarantee shall be permitted unless Holdings has delivered to the Trustee a certificate confirming that such release is permitted by the Indenture and that such release would not result in a Default.

In addition, the first priority Liens securing the Notes will be released

(a)	in whole, upon a legal defeasance or a covenant defeasance of the Notes as set forth below under “Legal Defeasance or Covenant Defeasance of the Indenture;”

(b)	in whole, upon satisfaction and discharge of the Indenture;

(c)	in whole, upon payment in full in cash of principal, interest and all other obligations on the Notes issued under the Indenture in accordance with the terms of the Indenture;

(d)	in whole or in part, with the consent of the requisite holders of the Notes in accordance with the provisions under “Amendments, Supplements and Waivers,” including consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes; and

(e)	in part, as to any asset (A)(I) constituting Collateral that is sold or otherwise Disposed of by an Issuer or any of the Guarantors to any Person that is not an Issuer or a Guarantor in a transaction permitted by the Indenture (to the extent of the interest sold or Disposed of), or (II) constituting Shared Collateral, in connection with the taking of an enforcement action by the Collateral Agent on the instructions of the Applicable Authorized Representative (as defined in the First Lien Intercreditor Agreement, or any comparable term used therein) in respect of any first priority Lien obligations in accordance with the First Lien Intercreditor Agreement, (B) that is held by a Guarantor that ceases to be a Guarantor in accordance with the Indenture, (C) that becomes an Excluded Asset pursuant to a transaction or under circumstances not prohibited by the Indenture, or (D) that is otherwise released in accordance with, and as expressly provided for by the terms of, the Indenture, the First Lien Intercreditor Agreement and the Collateral Documents; provided that in the case of clause (e)(A)(II), the proceeds of such Shared Collateral shall be applied in accordance with the First Lien Intercreditor Agreement; provided, further, to the extent the Senior Credit Facility is outstanding, that no asset shall be released pursuant to any of the foregoing provisions unless such asset is or will also be released from any Liens securing the Senior Credit Facility, in accordance with its terms.

For the avoidance of doubt, the Indenture will provide that the prior written consent of (i) each holder of outstanding Notes will be required release all or substantially all of the Collateral from the Liens securing the Notes, and (ii) holders of at least 70% of the aggregate principal amount of the Eligible Notes then-outstanding will be required for the release or subordination of any Lien on any property or assets securing the Notes, in each case, except in the circumstances expressly set forth in the Indenture as in effect on the Issue Date (or to amend any provision governing the release of Liens and Guarantors as in effect on the Issue Date).

The Capital Stock of the Company or any other Subsidiary of Holdings will constitute Collateral securing the Notes and the related Guarantees only to the extent that such Capital Stock can secure the Notes and Guarantees without Rule 3-16 of Regulation S-X (or any other law, rule or regulation) requiring separate financial statements of the Company or such Subsidiary to be filed with the Commission (or any other governmental agency), determined as if the Holdings was subject to Rule 3-16 of Regulation S-X (or any other law or regulation). In the event that Rule 3-16 of Regulation S-X requires or is amended, modified or interpreted by the Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Commission (or any other governmental agency) of separate financial statements of the Company or any such Subsidiary due to the fact that the Company’s or such Subsidiary’s Capital Stock secures the Notes and the Guarantees, then such Capital Stock shall automatically be deemed not to be part of the Collateral securing the Notes and Guarantees (but only to the extent necessary to not be subject to such requirement) (such Capital Stock, the “Rule 3-16 Capital Stock”). In such event, the Collateral Documents may be amended or modified, without the consent of any holder, to the extent necessary to release the security interests on the Rule 3-16 Capital Stock that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 of Regulation S-X is amended, modified or interpreted by the Commission to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) the Company’s or such Subsidiary’s Capital Stock to secure the Notes and the Guarantees in excess of the amount then pledged without the filing with the Commission (or any other governmental agency) of separate financial statements of the Company or any such Subsidiary, then the Capital Stock of the Company or such Subsidiary, as applicable, shall automatically be deemed to be a part of the Collateral securing the Notes and Guarantees (but only to the extent the Company or such Subsidiary, as applicable, would not be subject to any such financial statement requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any holder, to the extent necessary to subject such Capital Stock to the Liens under the Collateral Documents.

Perfection and Non-Perfection of Security Interests in Collateral

The Issuers, subject to the Agreed Security Principles, will use commercially reasonable efforts to put in place all guarantees by Subsidiaries and grant a security interest in all Collateral for the benefit of the Collateral Agent, the Trustee and the holders of the Notes as promptly as possible on or after the Issue Date. Notwithstanding the foregoing, certain guarantees by Subsidiaries, and the security interest in certain of the Collateral for the benefit of the Collateral Agent, the Trustee and the holders of the Notes, will not be in place on the Issue Date. To the extent any guarantee is not issued on the Issue Date or any Liens on, or security interest in, the Collateral securing the Notes are not perfected on or prior to the Issue Date, the Indenture will require the Issuers to use commercially reasonable efforts to have all such guarantees issued and security interests perfected, to the extent required by the Indenture, the Agreed Security Principles and the Collateral Documents, within 120 days; however no assurance can be given that such guarantees or security interest will be granted or perfected on a timely basis. In addition, the Collateral Documents will generally not require the Issuers and the Guarantors to take certain actions to perfect the liens of the Collateral Agent in the Collateral, if such actions are not customary and are not required pursuant to the Senior Credit Facility and other First Priority Debt (if any exists at such time) secured by such assets. As a result, first priority Liens may not attach or be perfected in certain of the Collateral, which could adversely affect the rights of the holders of the Notes with respect to such Collateral.

After-Acquired Property

Subject to the Agreed Security Principles, if property that is intended to be Collateral is acquired or received by, or contributed to, an Issuer or a Guarantor (including property of a Person that becomes a new Guarantor, and including any Specified Intercompany Loans (or any interest therein) contributed to any of the Issuers or Guarantors, including as contemplated by Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares,” and is not automatically subject to a perfected security interest under the Collateral Documents, then such Issuer or such Guarantor will provide a perfected Lien over such property (or, in the case of a new Guarantor, all of its assets (other than Excluded Assets)) in favor of the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the holders of the Notes and deliver certain certificates and opinions in respect thereof, all as and to the extent required by the Indenture, the First Lien Intercreditor Agreement or the Collateral Documents, but only to the extent, and on the same basis as, provided to the lenders under the Senior Credit Facility so long as the Senior Credit Facility is outstanding; provided, however, that if granting such security interest in such Collateral requires the consent of a third party, the Issuers will use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent with respect to the security interest for the benefit of the Trustee, the Collateral Agent and the holders of the Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, such Issuer or such Guarantor, as the case may be, will not be required to provide such security interest.

Intercreditor Agreement

The Trustee will become a party to an intercreditor agreement on or around the Issue Date (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “First Lien Intercreditor Agreement”) with the Collateral Agent and Administrative Agent with respect to the Shared Collateral, which (subject to the requirements set forth in “Amendments, Supplements and Waivers”) may be amended from time to time without the consent of the holders to add other parties holding first priority obligations permitted to be incurred under the Indenture, the Senior Credit Facility and the First Lien Intercreditor Agreement (“First Priority Obligations”). All references to the First Priority Obligations in this section of the Description of the New DIFL Secured Notes shall refer only to such First Priority Obligations subject to the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, only the Collateral Agent will have a right to act or refrain from acting with respect to any Shared Collateral and only the “Applicable Authorized Representative” will have a right to instruct the Collateral Agent to act or refrain from acting with respect to any Shared Collateral. The Applicable Authorized Representative will on the Issue Date be the Administrative Agent and will remain the Administrative Agent until the earlier of (1) the discharge of First Priority Obligations that are obligations under the Senior Credit Facility and (2) the Non-Applicable Authorized Representative Enforcement Date (as defined below) (such earlier date, the “Applicable Authorized Representative Change Date”). After the Applicable Authorized Representative Change Date, the Applicable Authorized Representative will be the representative (other than the Administrative Agent) of the Series of First Priority Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of First Priority Obligations as such representative is notified by the Issuers (excluding the Series constituting the obligations under the Senior Credit Facility) with respect to such Shared Collateral (the “Major Non-Applicable Authorized Representative”). As of the Issue Date, the Trustee for the Notes shall be deemed to be the Major Non-Applicable Authorized Representative and shall remain the Major Non-Applicable Authorized Representative until such time as it is notified in writing by the Issuers or the Applicable Authorized Representative that another representative is the Major Non-Applicable Authorized Representative. The Issuers will use commercially reasonable efforts to provide a prompt written notice to the Trustee and the Applicable Authorized Representative upon any such determination, it being understood that the Issuers shall be entitled to rely upon certifications from the applicable representative in making such determination.

With respect to any Shared Collateral, no representative of a Series of First Priority Obligations that is not the Applicable Authorized Representative (“Non-Applicable Authorized Representative”), or the holders of Debt for which such Non-Applicable Authorized Representative is a representative (“Non-Controlling Secured Party”) shall be permitted to instruct the Collateral Agent to commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator, examiner or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Shared Collateral or have a right to consent to any such action. Only the Applicable Authorized Representative shall be entitled to instruct the Collateral Agent to take any such actions or exercise any such remedies with respect to Shared Collateral.

The “Non-Applicable Authorized Representative Enforcement Date” means, with respect to any Non-Applicable Authorized Representative, the date that is 180 days (throughout which 180-day period such Non-Applicable Authorized Representative was the Major Non-Applicable Authorized Representative) after the occurrence of both (a) an event of default, as defined in the Indenture or other debt facility for the applicable Series of First Priority Obligations, and (b) the Applicable Authorized Representative and each other representative of First Priority Obligations’ (each such representative of First Priority Obligations, an “Authorized Representative”) receipt of written notice from such Major Non-Applicable Authorized Representative certifying that (i) such Non-Applicable Authorized Representative is the Major Non-Applicable Authorized Representative and that an event of default, as defined in the Indenture or other debt facility for that Series of First Priority Obligations has occurred and is continuing and (ii) the First Priority Obligations of that Series with respect to which such Major Non-Applicable Authorized Representative is the Authorized Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the Indenture or debt facility for that Series of First Priority Obligations; provided that the Non-Applicable Authorized Representative Enforcement Date will be stayed and will not occur and will be deemed not to have occurred with respect to any Shared Collateral (1) at any time the Collateral Agent on the instructions of the Applicable Authorized Representative has commenced and is diligently pursuing any enforcement action with respect to such Shared Collateral or (2) at any time any Issuer or Guarantor that has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

The Applicable Authorized Representative on the Issue Date will be the Administrative Agent, and the Trustee will not have any rights to instruct the Collateral Agent take any action under the First Lien Intercreditor Agreement with respect to the Shared Collateral unless and until the Trustee becomes the Applicable Authorized Representative.

Notwithstanding the equal priority of the Liens, the Applicable Authorized Representative may deal with the Shared Collateral as if the Applicable Authorized Representative had a senior Lien on such Shared Collateral. No Non-Applicable Authorized Representative or Non-Controlling Secured Party will be permitted to contest, protest or object to any foreclosure proceeding or action brought by the Applicable Authorized Representative or any holders of Debt for which the Applicable Authorized Representative is a representative (“Controlling Secured Party”) or any other exercise by the Applicable Authorized Representative or any Controlling Secured Party of any rights and remedies relating to the Shared Collateral. Each of the holders of the Notes and secured parties under the Senior Credit Facility and the holders of any additional first Lien debt that may be issued in the future that is subject to the First Lien Intercreditor Agreement (the “First Priority Secured Parties”) also will agree that they will not contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of any of the First Priority Secured Parties in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

If an Event of Default or an event of default under any document governing a Series of First Priority Obligations has occurred and is continuing and the Collateral Agent or any First Priority Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made with respect to any Shared Collateral in any bankruptcy, insolvency or restructuring case of an Issuer (including any adequate protection payments) or any Guarantor, or any First Priority Secured Party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, then the proceeds of any sale, collection or other liquidation of any such Shared Collateral by the Collateral Agent or any First Priority Secured Party and proceeds of any such distribution or payment (subject, in the case of any such proceeds, to the paragraph immediately following) to which the First Priority Obligations are entitled under any other intercreditor agreement shall be applied among the First Priority Obligations to the payment in full of the First Priority Obligations on a ratable basis, after payment of all amounts owing to each Authorized Representative (in its capacity as such); provided that following the commencement of any insolvency or liquidation proceeding, solely for purposes of the waterfall provisions of the First Lien Intercreditor Agreement and not any other document with respect to any First Priority Obligation, in the event the value of the Shared Collateral is not sufficient for the entire amount of post-petition interest on the First Priority Obligations to be allowed under Sections 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other applicable debtor relief law in such insolvency or liquidation proceeding, the amount of First Priority Obligations of each Series of First Priority Obligations shall include only the maximum amount of post-petition interest allowable under Sections 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other applicable bankruptcy law in such insolvency or liquidation proceeding.

The First Priority Secured Parties of each Series will agree that the holders of First Priority Obligations of such Series (and not the First Priority Secured Parties of any other Series) bear the risk of (i) any determination by a court of competent jurisdiction that (x) any of the First Priority Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of First Priority Obligations), (y) any of the First Priority Obligations of such Series do not have an enforceable security interest in any of the Shared Collateral securing any other Series of First Priority Obligations and/or (z) any intervening security interest exists securing any other obligations (other than another Series of First Priority Obligations) on a basis ranking prior to the security interest of such Series of First Priority Obligations but junior to the security interest of any other Series of First Priority Obligations or (ii) the existence of any collateral for any other Series of First Priority Obligations that is not Shared Collateral (any such condition referred to in the foregoing clauses (i) or (ii) with respect to any Series of First Priority Obligations, an “Impairment” of such Series); provided that the existence of a maximum claim with respect to any properties subject to a mortgage (as defined in the Senior Credit Facility (or the equivalent provision thereof)) which applies to all First Priority Obligations shall not be deemed to be an Impairment of any Series of First Priority Obligations. In the event of any Impairment with respect to any Series of First Priority Obligations, the results of such Impairment shall be borne solely by the holders of such Series of First Priority Obligations, and the rights of the holders of such Series of First Priority Obligations (including, without limitation, the right to receive distributions in respect of such Series of First Priority Obligations permitted by the First Lien Intercreditor Agreement) set forth in the First Lien Intercreditor Agreement shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such First Priority Obligations subject to such Impairment.

Additionally, in the event the First Priority Obligations of any Series are modified pursuant to applicable law (including, without limitation, pursuant to Section 1129 of the Bankruptcy Code or any other applicable provision of other bankruptcy law), any reference to such First Priority Obligations or the Collateral Documents governing such First Priority Obligations will be deemed to refer to such obligations or such documents as so modified.

None of the First Priority Secured Parties may institute in any insolvency or liquidation proceeding any claim against the Applicable Authorized Representative or any other First Priority Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral. None of the First Priority Secured Parties may challenge, or support any other Person in challenging, in any such proceeding the validity or enforceability of any First Priority Obligations of any Series or any first priority security document or the validity, attachment, perfection or priority of any Lien under any first priority security document or the validity or enforceability of the priorities, rights or duties established by or other provisions of the First Lien Intercreditor Agreement. None of the First Priority Secured Parties may take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other Disposition of the Shared Collateral by the Collateral Agent on the instructions of the Applicable Authorized Representative. In addition, none of the First Priority Secured Parties may seek to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other Disposition of such Shared Collateral. If any First Priority Secured Party obtains possession of any Shared Collateral or realizes any proceeds or payment in respect thereof pursuant to any Collateral Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each of the First Priority Obligations, then it must hold such Shared Collateral, proceeds or payment in trust for the other First Priority Secured Parties and promptly transfer such Shared Collateral, proceeds or payment to the Collateral Agent to be distributed in accordance with the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, if at any time the Collateral Agent forecloses upon or otherwise exercises remedies against any Shared Collateral resulting in a sale or Disposition thereof, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Liens in favor of all the First Priority Secured Parties, including the Trustee and the holders of the Notes upon such Shared Collateral will automatically be released and discharged upon conclusion of the applicable foreclosure proceeding or other exercise of remedies. However, any proceeds of any Shared Collateral realized therefrom will be applied as described in the First Lien Intercreditor Agreement.

If any Issuer or Guarantor becomes subject to any insolvency or liquidation proceeding, the First Lien Intercreditor Agreement will provide that, if the Issuers or any Guarantor shall, as debtor(s)-in-possession, move for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code, or under any equivalent provision of any other applicable debtor relief law and/or the use of cash collateral under Section 363 of the Bankruptcy Code or under any equivalent provision of any other applicable debtor relief law, each First Priority Secured Party will agree not to object to any such financing or to the Liens on the Shared Collateral securing the same (the “DIP Financing Liens”) and/or to any use of cash collateral that constitutes Shared Collateral, unless the Applicable Authorized Representative with respect to such Shared Collateral opposes or objects to such DIP Financing, DIP Financing Liens, or use of cash collateral, as the case may be (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Priority Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the First Priority Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Shared Collateral as set forth in the First Lien Intercreditor Agreement), in each case so long as:

(A) First Priority Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Priority Secured Parties (other than any Liens of the First Priority Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the insolvency or liquidation proceedings;

(B) the First Priority Secured Parties of each Series are granted Liens on any additional or replacement collateral pledged to any First Priority Secured Parties as adequate protection or otherwise in connection with such DIP Financing and/or use of cash collateral, with the same priority vis-a-vis the First Priority Secured Parties as set forth in the First Lien Intercreditor Agreement;

(C) if any amount of such DIP Financing or cash collateral is applied to repay any of the First Priority Obligations, such amount is applied pursuant to the First Lien Intercreditor Agreement;

(D) if any First Priority Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing and/or use of cash collateral, the proceeds of such adequate protection are applied pursuant to the First Lien Intercreditor Agreement; and

(E) such DIP Financing (a) is offered pro rata and on the same terms to all holders of First Priority Obligations under the Senior Credit Facility and the Notes outstanding as of such time, or (b) does not (i) include, provide for, or result in, a “roll-up”, refinancing, exchange or similar of any First Priority Obligations into any Debt under such DIP Financing, (ii) alter or modify the pari passu raking of, or any of the intercreditor rights or arrangements applicable to the First Priority Obligations pursuant to the First Lien Intercreditor Agreement, or (iii) provide for any First Priority Obligations or any holder thereof be treated differently to, or have different rights than, any other First Priority Obligations or any holder thereof (including with respect to adequate protection, but excluding rights that any holder may have in its capacity as a provider of such DIP Financing (to the extent such rights are on account of the financing provided by it pursuant to such DIP Financing, and not on account of any First Priority Obligations held by it));

provided, that the First Priority Secured Parties of each Series will have a right to object to the grant of a Lien to secure the DIP Financing over any collateral subject to Liens in favor of the First Priority Secured Parties of such Series or its or their representative that do not constitute Shared Collateral; and provided, further, that the First Priority Secured Parties receiving adequate protection will agree that they shall not object to any other First Priority Secured Party receiving adequate protection comparable to any adequate protection granted to such First Priority Secured Parties in connection with a DIP Financing and/or use of cash collateral.

The First Priority Secured Parties will acknowledge that the First Priority Obligations of any Series may, subject to the limitations set forth in the other documents governing the First Priority Obligations, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the priority of claims and application of proceeds set forth in the First Lien Intercreditor Agreement or the other provisions thereof defining the relative rights of the First Priority Secured Parties of any Series.

By its acceptance of the Notes, each holder will be deemed to have consented to the terms of the Collateral Documents and the First Lien Intercreditor Agreement and to have authorized and directed the Trustee and the Collateral Agent, as applicable, to execute, deliver and perform each of the Collateral Documents and First Lien Intercreditor Agreement, to which it is a party, binding the holders to the terms thereof.

Subject to the terms of the Collateral Documents, the Issuers and the Guarantors will have the right to remain in possession and retain exclusive control of the Shared Collateral securing the Notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Applicable Authorized Representative in accordance with the provisions of the Collateral Documents and other than as set forth in the Collateral Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

No Impairment of the Security Interests

Except as otherwise permitted under the Indenture, the First Lien Intercreditor Agreement and the Collateral Documents, none of the Issuers nor any of the Guarantors will be permitted to take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee, the Collateral Agent and the holders of the Notes.

Amendment of Collateral Documents

The Issuers, the Guarantors and the Collateral Agent will not be permitted to amend, modify or supplement, the Collateral Documents in any way, except as permitted under the Indenture, the Senior Credit Facility and each other document governing any Series of other First Priority Obligations, provided that any amendment or modification to a Collateral Document that affects only one Series of First Priority Obligations may be effected as permitted by the documents governing such Series of First Priority Obligations.

Principal, Maturity and Interest

The Notes will mature on May 25, 2027 and 100% of the principal amount thereof shall be payable on such date, unless redeemed prior thereto as described herein. The Issuers will issue up to $1.250 billion aggregate principal amount of senior secured notes due 2027 (the “Notes”). The Notes will be issued only in fully registered form, without coupons, in denominations of $1.00 and any integral multiple of $1.00 above such amount. Subject to the covenants described under “Certain Covenants—Limitation on Debt,” and “Limitation on Liens,” the Issuers are permitted to issue additional Notes (in addition to any PIK Notes, as defined below) under the Indenture (“Additional Notes”) from time to time; provided, that, if the Additional Notes are not fungible with the Notes for U.S. income tax purposes, the Additional Notes will have a separate CUSIP number. The Notes and any Additional Notes will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and in this “Description of the New DIFL Secured Notes” references to the “Notes” include references to any Additional Notes that are actually issued. The Issuers are also permitted to issue PIK Notes as required by the next succeeding paragraph.

Each Note will bear interest (a) payable in cash, which interest shall accrue at a per annum rate of 9.00% from the Issue Date and (b) payable in kind by increasing the principal amount of the outstanding Notes or by issuing Notes (such notes, “PIK Notes”) (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Notes (in each case, a “PIK Payment”). PIK Interest on the Notes will accrue at a per annum rate of (i) from the Issue Date until the day prior to the first anniversary thereof, 1.50%, (ii) from the first anniversary of the Issue Date until the day prior to the second anniversary thereof, 2.25%, and (iii) from the second anniversary of the Issue Date and thereafter, 3.00%; provided, that, at the Issuers’ option, the Issuers may, upon notice of such election no later than 10 Business Days prior to the applicable interest payment record date, pay all interest accruing on the Notes for any interest period (i.e., interest accruing at a per annum rate equal to 9.00% plus the rate determined in accordance with clause (b) hereof) in cash; provided, further, that if Newco at any time provides written notice to the Trustee and the Issuers, pursuant to the indenture governing the New Take-Back Notes, that Newco intends to pays cash interest under the New Take-Back Notes during an interest period from and after the second anniversary of the issue date of the New Take-Back Notes, all interest on the Notes for such interest period shall be payable in cash, and the Issuers shall not be permitted to pay PIK Interest for such interest period.

The Issuers shall pay interest at a rate of 9.00% per annum on the Notes semi-annually from the Issue Date, or from the most recent interest payment date to which interest has been paid or provided for, whichever is the later. Interest will be payable on each Note on May 15 and November 15 of each year, commencing on May 15, 2024, and at maturity. The Issuers shall pay interest on each Note in respect of the principal amount thereof outstanding to those persons who were holders of record on the May 1 or November 1, as the case may be, immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will be paid on overdue principal and other overdue amounts at the same rate.

Additional Interest

Following the Issue Date, if Holdings, the Company or any Subsidiary enters into a Credit Facility secured by the Collateral constituting Pari Passu Debt permitted by clause (2)(a)(ii) under the heading “—Certain Covenants—Limitation on Debt” (any such indebtedness, “Specified Debt”) or enters into any amendment or modification of any Specified Debt, in each case that results in such Specified Debt having an All-In Yield (the All-In Yield of such Specified Debt, the “Specified Debt All-in Yield”) that is, as of the date of incurrence, 0.50% per annum or more higher than the interest rate of the Notes issued on the Issue Date, then the interest rate of the Notes will be increased to an amount equal to the Specified Debt All-in Yield as of the date immediately following such incurrence, minus 0.50% per annum (the amount of such increase, the “Interest Rate Increase”).

The Interest Rate Increase will take effect on the date immediately following the incurrence of Specified Debt that requires an Interest Rate Increase, and the Interest Rate Increase will remain in effect until and including the date that such Specified Debt is defeased, discharged or redeemed. The Issuers, in their sole discretion, may elect to effect the Interest Rate Increase from time to time through an increase of the cash interest rate or the PIK Interest rate, or in any combination thereof.

In the event that the Issuers are required to pay additional interest as a result of an Interest Rate Increase (“Additional Interest”), the Issuers shall provide written notice (an “Additional Interest Notice”) to the Trustee of its obligation to pay the Additional Interest, no later than fifteen (15) calendar days prior to the proposed payment date for the Additional Interest. Each Additional Interest Notice shall set forth the amount of Additional Interest to be paid by the Issuers on such payment date, and shall further specify the rate of cash pay or PIK Interest calculated to determine the Additional Interest in such notice. Until such time as the Issuers deliver to the Trustee an Additional Interest Notice, the Trustee will have no duty or obligation to monitor if Additional Interest is due. The Trustee will not at any time be under any duty or responsibility to any holder of Notes to determine the amount of Additional Interest, or with respect to the nature, extent or calculation of the amount of Additional Interest owed, or with respect to the method employed in such calculation of the Additional Interest.

Unless the context otherwise requires, any reference to interest on, or in respect of, the Notes in the Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable thereon. Unless the context otherwise requires, any express mention of Additional Interest in any provision of the Indenture shall not be construed as excluding Additional Interest in those provisions where such express mention is not made.

Transfer and Exchange

A holder of the Notes may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

Additional Amounts

All payments that the Issuers make under or with respect to the Notes or that the Guarantors make under or with respect to the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of any jurisdiction in which any Issuer or any Guarantor is organized or is a resident for tax purposes or from or through which any of the foregoing makes any payment on the Notes or any Guarantee or by or within any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), unless such Issuer or such Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If an Issuer or a Guarantor is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, either Issuer or the Guarantor, as the case may be, will pay additional amounts in cash (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder of the Notes after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

Notwithstanding the foregoing, neither Issuer nor any Guarantor will, however, pay Additional Amounts to a holder or beneficial owner of Notes:

(a)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the holder’s or beneficial owner’s present or former connection with the Relevant Taxing Jurisdiction (other than a connection arising by reason of the acquisition, ownership, holding or Disposition of the Notes or by reason of the receipt of payments thereunder or under any Guarantee or the exercise or enforcement of rights under any Notes or the Indenture or under any Guarantee);

(b)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the failure of the holder or beneficial owner of Notes, following the Issuers’ written request addressed to the holder, to the extent such holder or beneficial owner is legally entitled to do so, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c)	in respect of any Tax imposed or withheld pursuant to Sections 1471 through 1474 of the Code as of the date of the indenture (or any amended or successor version of such sections that is substantively comparable), current or future Treasury Regulations issued thereunder or any official interpretation thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code as of the date of the indenture (or any amended or successor version described above), and any intergovernmental agreement (or related governmental regulations, rules or official administrative practices) implementing the foregoing;

(d)	with respect to any estate, inheritance, gift, sales, transfer or personal property tax or any similar Taxes;

(e)	if such holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment and the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had such holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such Note (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or sole beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or sole beneficial owner);

(f)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for whichever occurs later;

(g)	with respect to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the European Council Directive on the taxation of savings income which was adopted by the ECOFIN Council on June 3, 2003 or any law implementing or complying with, or introduced in order to conform to such directive (the “EU Savings Tax Directive”) or is required to be made pursuant to the agreement between the European Community and the Swiss Confederation dated October 26, 2004 providing for measures equivalent to those laid down in the EU Savings Tax Directive (the “EU-Swiss Savings Tax Agreement”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreement; and

(h)	with respect to any combination of the items listed above.

The Issuers and the Guarantors will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuers and the Guarantors will make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes. The Issuers and the Guarantors will provide to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld are due pursuant to applicable law, either a certified copy of tax receipts evidencing such payment, or, if such tax receipts are not reasonably available to the Issuers or such Guarantor, such other documentation that provides reasonable evidence of such payment by the Issuers or such Guarantor.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuers or the Guarantors will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuers will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. The Issuers will promptly publish a notice in accordance with the provisions set forth in “—Notices” stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

The Issuers and the Guarantors, jointly and severally, will indemnify and hold harmless the holders of Notes, and, upon written request of any holder of Notes, reimburse such holder for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such holder in connection with payments made under or with respect to the Notes held by such holder or any Guarantees; and (ii) any Taxes levied or imposed by a Relevant Taxing Jurisdiction with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the eligible holder of the Notes would not have been eligible to receive payment of Additional Amounts pursuant to exceptions (a) through (h) above or to the extent such holder received Additional Amounts with respect to such payments.

In addition, the Issuers and the Guarantors will pay any present or future stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, registration or delivery of the Notes or any Guarantee or any other document or instrument referred to thereunder and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes or any Guarantee and/or any other such document or instrument.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person to an Issuer or any Guarantor and to any jurisdiction in which such successor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. Whenever the Indenture or this “Description of the New DIFL Secured Notes” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

Optional Redemption

At any time, upon not less than 15 nor more than 60 days’ notice, the Issuers may, subject to compliance with the covenants contained in the Indenture, on any one or more occasions, redeem all or a portion of the Notes at a redemption price equal to 100.00% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date.

This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

If the Issuers redeem less than all of the outstanding Notes, such redemption shall be on a pro rata basis, and the Trustee shall select the Notes to be redeemed in the manner described under “Redemption, Selection and Notice.”

Redemption Upon Changes in Withholding Taxes

If, as a result of:

(a)	any amendment to, or change in, the laws (or regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction which becomes effective after the date of this offering memorandum; or

(b)	any change in the official application or official interpretation of the laws, treaties, regulations or rulings of any Relevant Taxing Jurisdiction applicable to an Issuer or any Guarantor which becomes effective after the date of this offering memorandum, an Issuer or any Guarantor would be obligated to pay, on the next date for any payment, Additional Amounts or indemnification payments as described above under “—Additional Amounts” with respect to the Relevant Taxing Jurisdiction, which an Issuer or Guarantor reasonably determines it cannot avoid by the use of reasonable measures available to it, then the Issuers may redeem all, but not less than all, of the Notes, at any time thereafter, upon not less than 15 nor more than 60 days’ notice, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. Prior to the giving of any notice of redemption described in this paragraph, the Issuers will deliver to the Trustee:

(a)	an Officer’s Certificate stating that the obligation to pay such Additional Amounts or indemnification payments cannot be avoided by such Issuers’ or Guarantor’s taking reasonable measures available to it; and

(b)	a written opinion of legal counsel to the Issuers of recognized standing to the effect that such Issuer or Guarantor has or will become obligated to pay such Additional Amounts or indemnification payments as a result of a change, amendment, official interpretation or application described above.

The Issuers will publish a notice of any optional redemption of the Notes described above in accordance with the provisions of the Indenture described under “Notices.” No such notice of redemption may be given more than 60 days before or 365 days after the Issuers first become liable to pay any Additional Amount or indemnification payments.

Mandatory Redemption

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase the Notes as described under the captions “—Purchase of Notes upon a Change of Control” and “—Certain Covenants—Limitation on Sale of Certain Assets.”

Offers to Purchase; Open Market Purchases

The Issuers and their Subsidiaries shall not be permitted to, at any time, redeem, repurchase, purchase, acquire or otherwise transact in the Notes (whether in the open market or in privately negotiated transactions, or pursuant to one or more tender or exchange offers or otherwise) unless such transaction is offered to all holders on a pro rata basis. Any Notes repurchased or redeemed as permitted by the Indenture must be delivered to the Trustee for cancellation.

Redemption, Selection and Notice

If the Issuers are redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed (so long as resulting in such redemption being on a pro rata basis), (b) if the Notes are not listed on any securities exchange, on a pro rata basis, to the extent practicable, or, if the pro rata basis is not practicable for any legitimate reason (as determined by the Trustee in good faith), by lot or such other similar method as the Trustee shall deem fair and appropriate to give effect to the pro rata requirements otherwise applicable, in each case in accordance with the procedures of DTC (except that any Notes represented by a global note will be redeemed in accordance with the procedures of DTC). No partial redemption shall reduce the principal amount of a Note not so redeemed to less than $1.00.

Notices of purchase or redemption shall be mailed by the Issuers by first-class mail, postage prepaid, at least 15 but not more than 60 days before the purchase or redemption date to each holder of Notes at such holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. In addition, any redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent including, but not limited to, completion of an equity offering, a refinancing transaction or any other corporate transaction. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

At the Issuers’ written request, the Trustee shall give a notice of redemption in the Issuers’ name and at the Issuers’ expense. In such event, the Issuers shall provide the Trustee with the notice and other information required by this section.

Purchase of Notes upon a Change of Control

If a Change of Control occurs at any time, then the Issuers must make an offer (a “Change of Control Offer”) to each holder of Notes to purchase such holder’s Notes, in whole or in part in integral multiples of $1,000, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant regular record dates that are prior to the Change of Control Purchase Date to receive interest due on an interest payment date). Purchases made under a Change of Control Offer will also be subject to other procedures set forth in the Indenture.

Within 30 days following any Change of Control, the Issuers will send notice of the Change of Control Offer by first-class mail, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register, which notice will state:

(i)	that a Change of Control has occurred, and the date it occurred;

(ii)	the circumstances and relevant facts regarding such Change of Control;

(iii)	the Change of Control Purchase Price and the Change of Control Purchase Date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations;

(iv)	that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date unless the Change of Control Purchase Price is not paid;

(v)	that any Note (or part thereof) not tendered will continue to accrue interest; and

(vi)	any other procedures that a holder of the Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

The Trustee will promptly authenticate and deliver a new Note or Notes equal in principal amount to any unpurchased portion of Notes surrendered, if any, to the holder of Notes in global form or to each holder of certificated Notes; provided that each such new Note will be in a principal amount of $1.00 or an integral multiple of $1.00 above such amount. The Issuers will publicly announce the results of a Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The ability of the Issuers to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that would constitute a Change of Control could constitute a default under the Senior Credit Facility. In addition, certain events that may constitute a change of control under the Senior Credit Facility and cause a default thereunder may not constitute a Change of Control under the Indenture. The Issuers’ future indebtedness and the future indebtedness of its Subsidiaries may also require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the Notes of their right to require a repurchase of the Notes upon a Change of Control could cause a default under such indebtedness, even if the Change of Control itself does not, due to the possible financial effect on the Issuers of such repurchase.

If a Change of Control Offer is made, the Issuers cannot provide any assurance that they will have available funds sufficient to pay the Change of Control Purchase Price for all the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. If the Issuers fail to make or consummate a Change of Control Offer or pay the Change of Control Purchase Price when due, such failure would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under “Events of Default.”

Even if sufficient funds were otherwise available, the terms of the other indebtedness of Holdings and its Subsidiaries may prohibit the prepayment of the Notes prior to their scheduled maturity. If Holdings was not able to prepay any indebtedness containing any such restrictions or obtain requisite consents, the Issuers would be unable to fulfill their repurchase obligations to holders of Notes who exercise their right to redeem their Notes following a Change of Control, which would cause a Default under the Indenture. A Default under the Indenture, unless waived by holders, would result in a cross-default under certain of the financing arrangements described under “Description of Other Indebtedness” in the Proxy Statement.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuers will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the provisions of the Indenture will not give holders of the Notes the right to require the Issuers to repurchase the Notes in the event of certain highly leveraged transactions, or certain other transactions, including a reorganization, restructuring, merger or similar transaction and, in certain circumstances, an acquisition by the Issuers’ management or its Affiliates, that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. Any such transaction, however, would have to comply with the applicable provisions of the Indenture, including the “Limitation on Debt” covenant. The existence of a holder of the Notes’ right to require the Issuers to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring Holdings or its Subsidiaries in a transaction which constitutes a Change of Control.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuers, or any third party making a Change of Control Offer in lieu of the Issuers as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuers or such third party will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of redemption.

The Issuers will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Indenture by virtue of such conflict.

“Change of Control” means the occurrence of any of the following events:

(a)    the Company ceases to be a direct or indirect Subsidiary of Holdings;

(b)    Holdings ceases to be a direct or indirect Subsidiary of Newco;

(c)    any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the voting or economic power or interests of DHL’s (or of any other direct or indirect parent of Holdings’) outstanding Capital Stock (on a fully diluted basis), but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, and (ii) any underwriter in connection with any equity offering; or

(d)    any change of control or similar event occurs under the New Take-Back Notes or any other Debt with a principal amount of at least $50.0 million under which any of the Issuers or the Subsidiaries are obligors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Holdings becomes a direct or indirect wholly owned Subsidiary of a holding company, and (2) (a) the direct or indirect holders of the Capital Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of Holdings’ Capital Stock (or the Capital Stock of any Parent Company of Holdings, if applicable) immediately prior to that transaction, or (b) no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the beneficial owner of 35% or more of the voting or economic power or interests of the Capital Stock of such ultimate parent holding company.

Certain Covenants

The Indenture will contain, among others, the following covenants.

Limitation on Debt

(1)    Holdings will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or otherwise become liable with respect to any Debt.

(2)    This covenant will not, however, prohibit the following (collectively, “Permitted Debt”):

(a)    the incurrence by Holdings or any Guarantor of Debt under the Senior Credit Facility (including Debt outstanding on the Issue Date) and any other Credit Facilities (including as Pari Passu Debt and Additional Notes); provided, that the aggregate amount of Debt outstanding under Credit Facilities at any time shall not exceed the sum of (i) $992.0 million, being the aggregate principal amount incurred under the Senior Credit Facility on the Issue Date, plus the principal amount of any Debt issued as payment of interest in kind thereon pursuant to the terms thereof and outstanding thereunder, less any amount of such Debt that is permanently repaid as provided under the “Limitation on Sale of Certain Assets” covenant) (so long as the corresponding commitments are cancelled), plus (ii) $100.0 million plus the principal amount of any Debt issued as payment of interest in kind thereon pursuant to the terms thereof and outstanding thereunder; provided that in connection with Debt incurred pursuant to clause (ii):

(i) as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(ii) such Debt is pari passu or junior in right of payment and secured by the Collateral on a pari passu or junior basis with respect to the remaining obligations under the Indenture and the Senior Credit Facility, or is unsecured; provided that (A) to the extent that such Debt is not in the form of Additional Notes or Debt under the Senior Credit Facility, any such Debt that is secured by the Collateral on a pari passu or junior basis shall be subject to an Acceptable Intercreditor Agreement, (B) if such Debt is secured, it is not secured by any assets other than the Collateral, and (C) if such Debt is guaranteed, it is not guaranteed by any Person other than the Issuers or Guarantors;

(iii) the Weighted Average Life to Maturity of such Debt is equal to or greater than the Weighted Average Life to Maturity of the Notes at the time of incurrence unless (A) such Debt consists of a revolving Credit Facility provided by a lender not party to the Senior Credit Facility immediately prior to the entry into commitments with respect to such revolving Credit Facility, or (B) if such lender is an existing lender under the Senior Credit Facility, participation is offered to all existing lenders under the Senior Credit Facility, on substantially the same terms;

(iv)  such Credit Facility has covenant and event of default provisions no more onerous, taken as a whole, than those set forth in the Indenture, unless the Indenture is amended at the time of incurrence of such Debt to include such provisions (other than covenants and event of default provisions consistent with the Senior Credit Facility (as in effect on the Issue Date));

(v) to the extent such Credit Facility is in the form of notes, prior to incurring such Debt, Holdings shall be required to offer ratable participation in such Credit Facility to the holders of the Notes (which offer may be through a posting to its secure website described in “—Reports”); provided that such offer shall be deemed to have been declined by the offeree if no written response is provided to Holdings within five Business Days of the offer; and provided, further, that if any beneficial holder of the Notes declines to participate in such Credit Facility to the extent of its full pro rata allocation, then such unsubscribed portion shall be reoffered to beneficial holders of the Notes who subscribed for their pro rata participation in such Credit Facility; provided, further, that such reoffer shall be deemed to have been declined by the reofferee if no written response is provided to Holdings within five Business Days of the reoffer; and provided, further, still that if any amount of such Credit Facility remains unsubscribed following such reoffer, then the entire aggregate principal amount such Credit Facility may be offered to parties other than beneficial holders of the Notes; and

(vi) the use of proceeds of such Debt is limited to (A) working capital purposes, (B) capital expenditures, (C) Permitted Investments, (D) Restricted Payments permitted by clause (3)(n) of the covenant described under the heading “—Limitation on Restricted Payments,” and (E) general corporate purposes; provided, that, for the avoidance of doubt, Holdings and its Subsidiaries shall not be permitted to use the proceeds of any such Debt incurred pursuant to clause (a)(ii) above for any other Restricted Payment or for the purpose of refinancing any other Debt;

(b)    (i) Debt of either of the Issuers to any Guarantor and/or of any Guarantor to either Issuer or any other Guarantor; provided that any such Debt must be subordinated in right of payment to the Notes on customary terms; (ii) Debt of any Subsidiary that is not an Issuer or Guarantor to any other Subsidiary that is not an Issuer or Guarantor; (iii) Debt of any Subsidiary that is not an Issuer or Guarantor to either of the Issuers and/or Guarantors; provided that any such Debt under this clause (iii) shall be (a) unsecured, or (b) if secured, the collateral securing such Debt shall consist solely of assets of such non-Guarantor Subsidiary; and provided, further that such Debt shall have been permitted to be incurred as a Permitted Investment; and (iv) Debt of either of the Issuers or any Guarantor to any Subsidiary that is not an Issuer or a Guarantor; provided that any such Debt is incurred in the ordinary course of business and shall be unsecured;

(c)    to the extent constituting Debt, Sale and Lease-Back Transactions permitted under (i) clause (A) of the proviso in the paragraph set forth under the “Limitation on Sale and Lease-Back Transactions” in an unlimited amount, and (ii) clause (B) of such proviso not to exceed, together with Debt then outstanding and incurred pursuant to clause (k)(ii) below, $50.0 million in the aggregate outstanding at any time; provided that no Default or Event of Default has occurred and is continuing or would result therefrom;

(d)    Debt arising from any agreement providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), or payment obligations in respect of any non-compete, consulting or similar arrangements, in each case incurred in connection with any Disposition permitted hereunder, any acquisition or other Investment permitted hereunder or consummated prior to the Issue Date or any other purchase of assets or Capital Stock, and Debt arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of Holdings or any such Subsidiary pursuant to any such agreement;

(e)    Debt of Holdings and/or any Subsidiary (i) pursuant to tenders, statutory obligations (including health, safety and environmental obligations), bids, leases, governmental contracts, trade contracts, surety, indemnity, stay, customs, judgment, appeal, performance and/or return of money bonds or guaranties or other similar obligations incurred in the ordinary course of business and (ii) in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(f)     Debt of Holdings and/or any Subsidiary in respect of commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services, including Debt arising from the financing by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts, including Banking Services Obligations and incentive, supplier finance or similar programs;

(g)    Debt in respect of letters of credit, bankers’ acceptances, bank guaranties or similar instruments supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

(h)    guarantees by Holdings and/or any Subsidiary of Debt of Holdings or any Subsidiary with respect to Debt otherwise permitted to be incurred pursuant to this covenant and not senior in right of payment to the Notes or the Guarantees; provided, however, the Issuers and the Guarantors shall be prohibited from guaranteeing Debt of non-Guarantor Subsidiaries, other than (x) unsecured guarantees of obligations incurred in the ordinary course of business and that do not constitute Funded Debt or (y) unsecured guarantees of Debt otherwise permitted by the Indenture;

(i)     (i) The Notes issued on the Issue Date, and any PIK Notes issued upon payment of interest thereon (but excluding any Additional Notes, and any Debt (including any PIK Notes) issued as interest on such Additional Notes), (ii) Debt of Holdings and/or any Subsidiary under any DHL Subordinated Intercompany Loan, and (iii) Debt of Holdings and/or any Subsidiary incurred prior to, and outstanding on, the Issue Date, after giving effect to the Transactions (other than Debt under the Senior Credit Facility); provided that, if the aggregate principal amount of any such Debt under this clause (iii) shall be in excess of $5.0 million, such Debt shall be described on a schedule attached to the Indenture; provided, further, that any such Debt outstanding on the Issue Date consisting of (x) Capital Leases or purchase money Debt, or (y) Debt under Foreign Working Capital Facilities shall be deemed to have been incurred under clauses (k) and (w) of this paragraph (2), respectively, and not this clause (i);

(j)     Debt of Holdings and/or any Subsidiary consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements in the ordinary course of business and/or (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements in the ordinary course of business;

(k)    (i) Debt of Holdings and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred prior to, and outstanding on, the Issue Date in an aggregate principal amount not to exceed $310.0 million, or (ii) Debt of Holdings and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred after the Issue Date in an aggregate outstanding principal amount, when taken together with Debt then outstanding and incurred pursuant to clause (c)(ii) above, not exceeding $50.0 million; provided that, in the case of this clause (k)(ii), (x) such Debt is incurred within 270 days of the acquisition or improvement of the applicable asset and (y) as of the date of incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(l)     Debt of any Person that becomes a Subsidiary or Debt assumed in connection with an acquisition or other Investment permitted hereunder after the Issue Date; provided that (i) such Debt existed at the time such Person became a Subsidiary or the assets subject to such Debt were acquired, (ii) such Debt was not created or incurred in anticipation thereof, (iii) to the extent such Debt is Debt of a Subsidiary of Holdings that is not an Issuer or a Guarantor, such Debt shall not be guaranteed by any Issuer or Guarantor or secured by a Lien on any assets of any Issuer or Guarantor and (iv) Debt incurred pursuant to this clause (l) may not exceed $50.0 million at any time outstanding in the aggregate; provided, further that (x) no Event of Default has occurred and is continuing or would result therefrom and (y) the Issuers shall have delivered to the Trustee and Collateral Agent an Officer’s Certificate certifying as to compliance with Collateral and Guarantee Requirement;

(m)   Debt consisting of promissory notes issued by Holdings or any Subsidiary to any current or former director, officer, employee, member of management, manager or consultant of any parent of Holdings, Holdings or any Subsidiary (or their respective Immediate Family Members) so long as such Debt is expressly subordinated to any obligations of Holdings thereof under the Notes (on terms not materially less favorable to the Issuers than those governing the subordination of such Debt to the Senior Credit Facility);

(n)    any Debt refinancing, refunding or replacing any Debt permitted under clauses (a), (c), (i), (k), (l), (n) and (q) of this paragraph (2) (in any case, including any refinancing, refunding or replacing Debt incurred in respect thereof, “Refinancing Debt”) and any subsequent Refinancing Debt in respect thereof; provided that:

(i)	the principal amount of such Refinancing Debt does not exceed the principal amount of the Debt being refinanced, refunded or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement or (B) additional amounts permitted to be incurred pursuant to this covenant (provided that (1) any additional Debt referred to in this clause (B) satisfies the other applicable requirements of this clause (n) (with additional amounts incurred in reliance on this clause (B) constituting a utilization of the relevant basket or exception pursuant to which such additional amount is permitted) and (2) if such additional Debt is secured, the Lien securing such Debt satisfies the applicable requirements of the “Limitation on Liens” covenant);

(ii)	the incurrence thereof shall be without duplication of any amounts outstanding in reliance on the relevant clause of this covenant pursuant to which the Debt being refinanced, refunded or replaced was incurred (i.e., the incurrence of such Refinancing Debt shall not create availability under such relevant clause);

(iii)	(A) such Debt, if secured, is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that secured Debt may be refinanced with unsecured Debt, but that unsecured Debt may not be refinanced with secured Debt), (B) if the Debt being refinanced, refunded or replaced was contractually subordinated to the Notes in right of payment (or the Liens securing such Debt were contractually subordinated to such Liens on the Collateral), such Debt is contractually subordinated to the obligations in right of payment (or the Liens securing such Debt are subordinated to the Liens on the relevant Collateral) on terms not materially less favorable, taken as a whole, to the holders of the Notes than those applicable to the Debt (or Liens, as applicable) being refinanced, refunded or replaced, taken as a whole, and (C) if such Debt being refinanced, refunded or replaced was (i) incurred by a Subsidiary of Holdings that is not an Issuer or a Guarantor, such Refinancing Debt is incurred by a Subsidiary of Holdings that is not an Issuer or a Guarantor or (ii) incurred by an Issuer or Guarantor, such Refinancing Debt is incurred by an Issuer or a Guarantor;

(iv)	as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	[reserved];

(vi)	in the case of Refinancing Debt incurred in respect of Debt permitted under clause (a) and (k) of this paragraph (2), the Stated Maturity of such Refinancing Debt is no earlier than the earlier of the Stated Maturity of the Debt being refinanced and the Stated Maturity of the Notes; and

(vii)	in the case of Refinancing Debt incurred in respect of Debt permitted under clause (a) and (k) of this paragraph (2), the Weighted Average Life to Maturity of such Refinancing Debt is equal to or greater than the Weighted Average Life to Maturity of the Debt being refinanced, refunded or replaced;

(o)	[reserved];

(p)	Debt of Holdings and/or any Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(q)	Debt of the Issuers and the Guarantors that does not constitute Funded Debt not to exceed $50.0 million in the aggregate outstanding at any time;

(r)	[reserved];

(s)	Debt (including obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments with respect to such Debt) incurred by Holdings and/or any Subsidiary in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations not in connection with the borrowing of money or the obtaining of advances or credit;

(t)	obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of Holdings to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States;

(u)	Disqualified Capital Stock issued to and held by Holdings or any Subsidiary; provided that as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	Debt in the form of guarantees provided by Digicel French Caribbean SAS to Iliad SA, with respect to the Madiacom Facility as of the Issue Date in an aggregate principal amount not to exceed €6.25 million; provided, however that neither Issuer nor any Subsidiary (other than Digicel French Caribbean SAS) shall be permitted to provide a guarantee of the Madiacom Facility, and for the avoidance of doubt, such guarantees, if any, incurred pursuant to this clause (v) shall not be secured by a Lien;

(w)	Debt incurred under Foreign Working Capital Facilities, not to exceed $25.0 million at any time outstanding in the aggregate; provided that such Foreign Working Capital Facilities may not be guaranteed by any Issuer or any Guarantor; and

(x)	Debt incurred pursuant to any Permitted Receivables Financing.

(3)	For purposes of determining any particular amount of Debt under this “Limitation on Debt” covenant:

(a)	obligations with respect to letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount will not be included;

(b)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant will not be treated as Debt;

(c)	accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees, and the payment of interest in the form of additional Debt (including payment of PIK interest to the extent provided in accordance with the Notes or the Senior Credit Facility) will not be treated as Debt; and

(d)	(i) Pari Passu Debt (including any Debt under the Senior Credit Facility or under Additional Notes, and any Debt (including in the form of PIK Notes) issued as, or on account of, payment of interest in kind on such Debt) shall only be permitted to be incurred and outstanding pursuant to clause (a) of paragraph (2) under this “Limitation on Debt” covenant, and may not be classified or reclassified as incurred or outstanding under any other provision, and (ii) the Notes issued on the Issue Date, and any other Debt (including in the form of PIK Notes) issued as, or on account of, payment of interest in kind on such Notes, shall only be permitted to be incurred and outstanding pursuant to clause (i) of paragraph (2) under this “Limitation on Debt” covenant, and may not be classified or reclassified as incurred or outstanding under any other provision.

No Issuer or Guarantor may incur any Debt that is subordinated in right of payment to other Debt of such Issuer or Guarantor unless such Debt is also subordinated in right of payment to the Notes or the relevant Guarantee on substantially identical terms. This covenant does not apply to distinctions between categories of Debt that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(1)    Holdings and its Subsidiaries will not pay or make, directly or indirectly:

(a)	any dividend, or other distribution on account of any shares of any class of the Capital Stock of Holdings or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below), except a dividend or distribution payable solely in shares of Qualified Capital Stock to the holders of such class;

(b)	any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of Holdings or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(c)	any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of Holdings outstanding on the Issue Date or thereafter or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(d)	any voluntary principal payment on, or any payment made to repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Restricted Debt (except (A) Debt permitted under clause (2)(b) under the heading “—Limitation on Debt” or (B) the purchase, repurchase or other acquisition of Restricted Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(e)	any Investment (other than any Permitted Investment) in any Person;

(each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”).

(2)    [reserved];

(3)    Notwithstanding paragraph (1) above, Holdings and its Subsidiaries may take the following actions:

(a)	Holdings or any Subsidiary may make Restricted Payments to the extent necessary to permit any Parent Company:

(i)	to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary salary, bonus and other benefits payable to directors, officers, employees, members of management, managers and/or consultants of any Parent Company) and franchise fees and franchise taxes and similar fees, taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management, managers, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such amount, if any, that is attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries) and/or its Subsidiaries;

(ii)	to pay audit and other accounting and reporting expenses of such Parent Company to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries) and/or its Subsidiaries;

(iii)	for the payment of insurance premiums to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries) and/or its Subsidiaries;

(iv)	to pay (x) customary fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted under the Indenture (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Company of Holdings) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of public debt securities, Public Company Costs (but excluding, in each case, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries); and

(v)	to finance any Investment permitted under this covenant (provided that (x) any Restricted Payment under this clause (3)(a)(v) shall be made substantially concurrently with the closing of such Investment and (y) the relevant Parent Company shall, promptly following the closing thereof, cause (A) all property acquired to be contributed to Holdings or one or more of its Subsidiaries or (B) the merger, consolidation or amalgamation of the Person formed or acquired into Holdings or one or more of its Subsidiaries, in order to consummate such Permitted Investment as if undertaken as a direct Investment by Holdings or the relevant Subsidiary);

(b)	So long as no Event of Default has occurred and is continuing, or would result therefrom, Holdings or any Subsidiary may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company or any Subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or Immediate Family Member thereof) of any Parent Company, Holdings or any Subsidiary:

(i)	in accordance with the terms of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” so long as the aggregate amount of all cash payments made in respect of such promissory notes, together with the aggregate amount of Restricted Payments made pursuant to sub-clause (iv) of this clause (b) below, does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(ii)	with the proceeds of any sale or issuance of, or of any capital contribution in respect of, the Capital Stock of Holdings or any Parent Company (to the extent such proceeds are contributed to Holdings or any Subsidiary in respect of Qualified Capital Stock issued by Holdings or such Subsidiary);

(iii)	with the net proceeds of any key-man life insurance policies; or

(iv)	with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all cash payments made pursuant to sub-clause (i) of this clause (b) in respect of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year, which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

provided, however that Restricted Payments may not be made pursuant to this clause (b) to Denis O’Brien or his Affiliates (collectively, but excluding, Holdings and its Subsidiaries, “DOB”); on account of Capital Stock beneficially owned by DOB except with respect to $10.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date; provided that Holdings has Minimum Consolidated Liquidity on a pro forma basis for any such Restricted Payment to DOB;

(c)	[reserved];

(d)	Holdings or any Subsidiary may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make cash payments in lieu of the issuance of fractional shares and (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of Holdings, any Subsidiary or any Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in sub-clause (A) above, including demand repurchases in connection with the exercise of stock options; in each case in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company, share splits, reverse share splits (or any combination thereof);

(e)	Holdings or any Subsidiary may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), or make Restricted Payments to any Parent Company to enable it to repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(f)	Holdings or any Subsidiary may make any Restricted Payments in connection with the Transactions including any distribution of cash to any Parent Company to fund any cash consideration (including accrued interest) paid in the Transactions;

(g)	[reserved];

(h)	Holdings or any Subsidiary may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of Holdings and/or any Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of sub-clauses (A) and (B), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to Holdings and/or any Subsidiary) of, Qualified Capital Stock of Holdings or any Parent Company to the extent any such proceeds are contributed to the capital of Holdings and/or any Subsidiary in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on any Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to Holdings or a Subsidiary) of any Refunding Capital Stock;

(i)	to the extent constituting a Restricted Payment, Holdings or any Subsidiary may consummate any transaction permitted under the definition of “Permitted Investments” (other than clauses (j) and (t) thereof), under “—Limitation on Sale of Certain Assets,” (other than a transaction exempt therefrom pursuant to clause (f) of the definition of “Asset Sale”) and the “Limitation on Transactions with Affiliates” covenant (other than clause (c)(iv) thereof);

(j)	[reserved];

(k)	Holdings or any Subsidiary may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption contemplated by such declaration or redemption notice would have complied with the provisions hereof;

(l)	[reserved];

(m)	[reserved];

(n)	Holdings or any Subsidiary may make Restricted Payments to Newco in the amount required for Newco to pay cash interest on the New Take-Back Notes within ten Business Days of a scheduled interest payment date on the New Take-Back Notes; provided, in each case that (i) no Specified Event of Default has occurred and is continuing or would result therefrom, (ii) on a pro forma basis for such Restricted Payment, Holdings has Minimum Consolidated Liquidity, (iii) interest on each of the Senior Credit Facility and the Notes had been paid in cash on the most recent interest payment date and Holdings has not provided notice to the Trustee or the agent under the Senior Credit Facility that it intends to pay interest in kind on the subsequent interest payment date, and (iv) either (x) the Consolidated Secured Leverage Ratio is not greater than 3:0 to 1:0, or (y) at least two of the Ratings Agencies have issued a public corporate credit rating with respect to the Notes and a public corporate family rating for the Company of B2/B Stable (or the equivalent thereof) or higher;

(o)	(A) for any taxable period for which Holdings and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or non-U.S. income tax purposes of which a direct or indirect parent of Holdings is the common parent (a “Tax Group”), Holdings and each of its Subsidiaries may make additional Restricted Payments the proceeds of which shall be used by such common parent (or any direct or indirect equity holder of Holdings) to pay the portion of any U.S. federal, state, local or non-U.S. income Taxes of such Tax Group, or any franchise taxes imposed in lieu thereof, for such taxable period that are attributable to the income of Holdings and/or its Subsidiaries, provided that such amount shall not be greater than the amount of U.S. federal, state, local and non-U.S. income taxes, as applicable that would have been paid by Holdings and its Subsidiaries for such taxable period if Holdings and each of its Subsidiaries, as applicable had been a stand-alone corporate taxpayer or stand-alone group of corporate taxpayers filing on a combined unitary or consolidated basis for all fiscal years ending after the Issue Date of which Holdings is the Parent Company (taking into account any net operating loss carryforwards attributable to Holdings and its Subsidiaries, as the case may be) and (B) without duplication of Restricted Payments made under sub-clause (A) of this clause, if Holdings is a flow-through entity for tax purposes, Holdings and each of its Subsidiaries may make additional Restricted Payments to any direct or indirect owner at the times and in the amounts necessary to enable such owner-Person to pay its Tax obligations attributable to its direct or indirect ownership in Holdings with respect to such taxable period (taking into account any cumulative net taxable loss of Holdings allocated to such owner-Person, to the extent such loss is of a character that would allow such loss to be available to reduce Taxes in the current taxable period, and the character (e.g. long-term or short-term capital gain or ordinary or exempt) of the applicable income to the extent reasonably determinable);

(p)	Holdings or any Subsidiary may make any Restricted Payments required by the terms of any Disqualified Capital Stock permitted to be incurred pursuant to the “Limitation on Debt” covenant;

(q)	[reserved];

(r)	Holdings or any Subsidiary may make payments or distributions to satisfy dissenters’ rights pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with the “Limitation on Sale of Certain Assets” covenant;

(s)	Subsidiaries may make distributions in connection with the acquisition of additional Capital Stock in any Subsidiary from minority equity holders;

(t)	Holdings or any Subsidiary may make Restricted Payments to fund the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Restricted Debt in exchange for, or out of the Net Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of Holdings’ Qualified Capital Stock;

(u)	Holdings or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt (other than Disqualified Capital Stock) in exchange for, or out of the Net Proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, Refinancing Debt;

(v)	Holdings or any Subsidiary may make Restricted Payments to DOB in such amount (if any) as may be owed to DOB at the time of determination on account of the DOB True-Up, so long as the same is paid pursuant to the terms of the Services Agreement, and such payment has not previously been made by Holdings, any of its Subsidiaries, or any Parent Company;

(w)	Holdings or any Subsidiary may make Restricted Payments to DHL in order to effectuate the mandatory redemption of the Exit Preferred Shares as required from time to time by the bye-laws of DHL, as described in the section of the Proxy Statement entitled “Description of the Exit Preferred Shares—Mandatory redemption”;

(x) to the extent in accordance with the terms of the Exit Preferred Shares (as in effect on the Issue Date), Holdings or any Subsidiary may make Restricted Payments to DHL in respect of its obligations outstanding under the DHL Subordinated Intercompany Loan, if any, provided that at such time the Below-Minimum Liquidity Condition is satisfied, and no Event of Default has occurred and is continuing;

(y)	Holdings or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt secured by Liens on the Collateral that are pari passu with the Liens on the Collateral securing the Notes (the amount of such Restricted Debt purchased, redeemed defeased or otherwise acquired or retired, the “Redeemed Pari Passu Restricted Debt Amount”) the Issuers shall apply an amount equivalent to such Redeemed Pari Passu Restricted Debt Amount to reduce obligations, on a pro rata basis based on the respective aggregate principal dollar amounts thereof then outstanding, with respect to each of (i) the Senior Credit Facility, and (ii) the Notes (any such reduction with respect to the Notes, the “Debt Repayment Amount,” shall be made in accordance with the provisions set forth under “Optional Redemption,” through privately negotiated transactions or open market purchases, or by making an offer (in accordance with the procedures set forth under the heading “—Procedures for Excess Proceeds Offer, Debt Repayment Offer and Excess Amount Offer”) to all holders to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes (such an offer, a “Debt Repayment Offer”)); and

(z)	any Subsidiary may make Restricted Payments to finance the satisfaction of any obligation of Holdings or any Subsidiary thereof to make interest payments due on any debt incurred by Holdings or such Subsidiary in the ordinary course that does not constitute Funded Debt.

Limitation on Transactions with Affiliates

(a)    Holdings will not, and will not permit any of its Subsidiaries to enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value (as reasonably determined by the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be) in excess of $5.0 million in any individual transaction or series of related transactions with any of their respective Affiliates unless:

(1)	such transaction is approved by a majority of the disinterested members of the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be; and

(2)	in the case of a transaction or series of related transactions involving payments or assets with a Fair Market Value in excess of $20.0 million (as reasonably determined by the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be), Holdings must in addition obtain a favorable written opinion from a nationally or regionally recognized investment banking, accounting or appraisal firm as to (i) the fairness of the transaction to Holdings and its Subsidiaries from a financial point of view or (ii) that such transaction is not materially less favorable to Holdings and its Subsidiaries than could be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate;

provided, that neither board approval nor a fairness opinion shall be required with respect to (x) Restricted Payments on account of the Senior Credit Facility or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture or (y) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date;

(b)   No later than five business days prior to Holdings or any of its Subsidiaries entering into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value of Holdings or the applicable Subsidiary, as the case may be, in excess of $10.0 million in any individual transaction or series of related transactions with any of their respective Affiliates, the Issuers shall deliver an Officer’s Certificate to the Trustee setting forth the basis for the Issuers’ determination that such proposed transaction is permitted by the Indenture; provided, however, that this clause (b) shall not apply to (x) ordinary course transactions with Affiliates otherwise permitted by the Indenture, (y) Restricted Payments on account of the Senior Credit Facility or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture, and (z) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date case so long as the Fair Market Value of such transaction or series of transactions does not exceed $40.0 million.

(c)   Notwithstanding the foregoing, the restrictions set forth in this description will not apply to:

(i)	any transaction between or among Holdings and/or one or more Subsidiaries (or any entity that becomes a Subsidiary as a result of such transaction) to the extent permitted or not restricted by the Indenture;

(ii)	any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company, Holdings or any Subsidiary;

(iii)	provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of Holdings and the allocation of the cost of such services and of overhead and corporate group costs among Holdings and its Subsidiaries consistent with IFRS and Holdings’ accounting policies generally applied;

(iv)	(A) transactions permitted by clauses (2)(d) and (m) of the “Limitation on Debt” covenant and the “Limitation on Restricted Payments” covenant (including any Permitted Investment) and (B) issuances of Capital Stock and issuances and incurrences of Debt not restricted by the Indenture;

(v)	transactions in existence on the Issue Date and any amendment, modification or extension thereof to the extent that such amendment, modification or extension, taken as a whole, is not (A) materially adverse to the holders of the Notes or (B) more disadvantageous to the holders of the Notes than the relevant transaction in existence on the Issue Date;

(vi)	any payments pursuant to a tax sharing agreement between Holdings and any other Person with which Holdings files a consolidated tax return or with which Holdings is part of a consolidated group for tax purposes;

(vii)	Guarantees permitted by the “Limitation on Debt” covenant;

(viii)	loans and other transactions among the Issuers and the Guarantors to the extent permitted under the Indenture;

(ix)	customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees, so long as Holdings’ board of directors (or equivalent body) has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(x)	the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement; and

(xi)	(A) any purchase by any Parent Company of the Capital Stock of (or contribution to the equity capital of) Holdings and (B) any intercompany loans made by any Parent Company to Holdings or any Subsidiary.

Limitation on Liens

Holdings will not, and will not permit any of its Subsidiaries to create, incur, assume or permit or suffer to exist any Lien (the “Initial Lien”) (except for Permitted Liens) on or with respect to any property of any kind owned by it, whether owned at or acquired after the date of the Indenture, or any income or profits therefrom, unless in the case of any Lien on an asset not constituting Collateral, Holdings’ obligations in respect of the Notes and all other amounts due under the Indenture are equally and ratably secured with the obligation or liability secured by such Lien, or, in the case of any Lien securing Debt that is Subordinated Debt, Holdings’ obligations in respect of the Notes and all other amounts due under the Indenture are directly secured by a Lien on such property that is senior in priority to the Lien securing such Subordinated Debt until such time as such Subordinated Debt is no longer secured by a Lien.

Any Lien created for the benefit of the Collateral Agent, the Trustee and the holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in clause (e) of the definition of “Debt.”

Limitation on Sale of Certain Assets

(1)    Holdings will not, and will not permit any Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration Holdings or such Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold;

(b)	at least (i) 50% of the consideration Holdings or such Subsidiary receives in respect of such Asset Sale consists of Cash, and (ii) 75% of the consideration Holdings or such Subsidiary receives in respect of such Asset Sale consists of a combination of Cash and Cash Equivalents; provided that for purposes of the requirement in this clause (b)(ii), (w) the amount of any Debt or other liabilities (other than Debt or other liabilities that are subordinated in right of payment to the Notes or that are owed to Holdings or any Subsidiary) of Holdings or any Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which Holdings and/or its applicable Subsidiary have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any Replacement Assets acquired in connection with such Asset Sale, (y) any securities received by Holdings or any Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition, and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of $50.0 million, in each case, shall be deemed to Cash Equivalents); provided, that this clause (b) shall not apply to (A) any Disposition in the form of Sale and Lease-Back Transactions permitted by the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”, or (B) any Dispositions made to comply with any order or other directive of any governmental authority or any applicable law.

(c)	as of the time of such Asset Sale, no Event of Default has occurred and is continuing, or would result therefrom; and

(d)	in the case of any Sale and Lease-Back Transaction, such Sale and Lease-Back Transaction is permitted by and otherwise in accordance with the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”.

(2)    If Holdings or any Subsidiary consummates any Asset Sale (including any Sale and Lease-Back Transaction), the Net Proceeds of such Asset Sale shall be applied by Holdings or such Subsidiary within 365 days after the consummation of such Asset Sale; provided, that such 365 day period may be extended by up to 180 days if, prior to the expiration of such 365 day period, Holdings or any Subsidiary has contractually committed to reinvest such proceeds pursuant to clause (b) below during such period, and such proceeds are so reinvested within 180 days of the expiration of such initial 365 day period, to: (a) permanently repay, prepay, pay or purchase any then-outstanding Pari Passu Debt of an Issuer or a Guarantor owing to a Person other than Holdings or a Subsidiary; provided that, in each case, the Issuers shall, as a condition precedent thereto, make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes, and shall equally and ratably repay and reduce the Notes Obligations in respect of any Excess Proceeds Offer that was accepted, in each case, in accordance with the provisions set forth under “Optional Redemption,” (b) invest in any Replacement Assets in an aggregate amount not to exceed $75.0 million in a fiscal year (the “Reinvestment Cap”) (provided, however that (x) proceeds generated through an Asset Sale involving any Disposition in respect of a Sale and Lease-Back Transaction (except for bona fide Sale and Lease-Back Transactions in respect of fiber networks permitted by the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”, up to the amount (if any) available under the Reinvestment Cap at such time), shall immediately constitute Excess Proceeds, and, as a result, may not be reinvested pursuant to this clause (b) but shall instead be required to be applied to make an Excess Proceeds Offer), (y) proceeds of casualty insurance (or similar reimbursements) relating to any assets may be used to the extent necessary to replace or repair the applicable asset, and which shall not be counted against the Reinvestment Cap, and (z) proceeds from any Disposition of Collateral must be reinvested as assets that will be pledged as Collateral, or (c) any combination of the foregoing. The amount of such Net Proceeds not so used as set forth in this paragraph (2) constitutes “Excess Proceeds.”

Pending the final application of any such Net Proceeds, the Issuers may invest such Net Proceeds in Cash or Cash Equivalents, so long as the same shall be held in an account of the Issuers or any Guarantor and shall not be applied to repay, repurchase, redeem or otherwise make or finance any payment in respect of any other Debt, or for any other purpose except as permitted by the Indenture.

(3)    When the aggregate amount of Excess Proceeds exceeds $15.0 million in any fiscal year, the Issuers will, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) from all holders of Notes and, to the extent required by the terms thereof, from the holders of any Pari Passu Debt, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1.00) of the Notes and any such Pari Passu Debt that may be purchased with the amount of the Excess Proceeds. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Proceeds Offer is less than the aggregate amount of Excess Proceeds, the Issuers may use the amount of such Excess Proceeds not used to purchase Notes and Pari Passu Debt for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the aggregate amount of Excess Proceeds, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Excess Amount Offer

Not later than five (5) Business Days after the date on which annual financial statements are required to be furnished to the Trustee under “—Reports,” commencing with the fiscal year ending March 31, 2024, the Issuers will make an offer to purchase (an “Excess Amount Offer”) from all holders of the Notes and from the holders of any Pari Passu Debt, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1.00) of the Notes and any such Pari Passu Debt that may be purchased with the Excess Amount. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Amount Offer is less than the Excess Amount, the Issuers may use the portion of the Excess Amount not used to purchase Notes and Pari Passu Debt (“Declined Excess Amount Proceeds”) for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the Excess Amount, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Amount Offer, any Declined Excess Amount Proceeds shall no longer constitute Excess Amount.

Procedures for Excess Proceeds Offer, Debt Repayment Offer and Excess Amount Offer

If the Issuers are obligated to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, the Issuers will purchase the Notes at the option of the holders thereof, and, if elected by the holders thereof, but on not more than a ratable basis, Pari Passu Debt, in minimum amounts of $1.00 and integral multiples of $1.00 above such amount, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, as applicable, is given to such holders, or such later date as may be required under the Exchange Act.

If the Issuers are required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, the Issuers will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations, including any securities laws of Bermuda and the requirements of any applicable securities exchange on which Notes are then listed. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Issuers will comply with such securities laws and regulations and will not be deemed to have breached their obligations described in this covenant by virtue thereof. Any Notes so repurchased must be delivered to the Trustee for cancellation.

Notwithstanding anything to the contrary in the “—Limitation on Sale of Certain Assets” covenant, clause (y) of the “—Restricted Payments” covenant which contemplates Debt Repayment Offers, and the “—Excess Amount Offer” covenant, (a) the Issuers shall not be required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent that the relevant Asset Sale is consummated by any Subsidiary, the relevant Debt is incurred by any Subsidiary or excess cash flow that contributes to the relevant ECF Prepayment Amount is generated by any Subsidiary, as the case may be, for so long as the Issuers determine in good faith that the repatriation to the Issuers of any amount of excess cash flow or asset sale or debt proceeds would be prohibited or delayed (beyond the time period during which such prepayment is otherwise required to be made pursuant hereto) under any requirement of law or conflict with the fiduciary duties of such Subsidiary’s directors, or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of such Subsidiary (including on account of financial assistance, corporate benefit, thin capitalization, capital maintenance or similar considerations); it being understood and agreed that if the repatriation of the relevant affected Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount is permitted under the applicable requirement of law and, to the extent applicable, would no longer conflict with the fiduciary duties of such director, or result in, or be reasonably expected to result in, a material risk of personal or criminal liability for the Persons described above, in either case, within 365 days following the date such Net Proceeds or Debt Repayment Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, the relevant Subsidiary will promptly repatriate the relevant Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount, and the repatriated Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount will be promptly (and in any event not later than 20 Business Days after such repatriation) applied (net of additional taxes payable or reserved against such Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount, as a result thereof) to an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent required by such covenants, (b) the Issuers shall not be required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent that the relevant Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount are received by any Joint Venture for so long as the Issuers determine in good faith that the distribution to the Issuers of such Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount would be prohibited under the organizational documents (or any relevant shareholders’ or similar agreement) governing such Joint Venture; it being understood that if the relevant prohibition ceases to exist within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, as the case may be, the relevant Joint Venture will promptly distribute the relevant Net Proceeds, Debt Repayment Amount or ECF

Prepayment Amount, and the Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount will be promptly (and in any event not later than 20 Business Days after such distribution) applied (net of additional taxes payable or reserved against as a result thereof) to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent required by such covenants and (c) if the Issuers determine in good faith that the repatriation to the Issuers of any amounts required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer would result in material adverse tax consequences for an Issuer or any of its Subsidiaries, Affiliates or direct or indirect equity owners, taking into account any foreign tax credit or benefit actually realized in connection with such repatriation (such amount, a “Restricted Amount”), as determined by the Issuers in good faith, the amount the Issuers shall be required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, as the case may be, shall be reduced by the Restricted Amount; provided that to the extent that the repatriation of any Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount from the relevant Subsidiary would no longer have a material and adverse tax consequence within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, as the case may be, an amount equal to the Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount not previously applied pursuant to this clause (c), shall be promptly applied to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent required by such covenants.

Limitation on Sale and Lease-Back Transactions

Holdings will not and will not permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which Holdings or the relevant Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than Holdings or any of its Subsidiaries) and (b) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by Holdings or such Subsidiary to any Person (other than Holdings or any of its Subsidiaries) in connection with such lease (such a transaction, a “Sale and Lease-Back Transaction”); provided that (A) the foregoing restriction shall not apply to Sale and Lease-Back Transactions in respect of towers and other infrastructure equipment owned by Holdings or any of its Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems. and related assets, and (B) other Sale and Lease-Back Transactions, including, without limitation, related to fiber networks, shall be permitted so long as the aggregate principal amount of Debt resulting from such Sale and Lease-Back Transactions (if any) made pursuant to this clause (B) does not exceed $50.0 million outstanding at any one time; provided that no Event of Default has occurred and is continuing or would result therefrom and; provided, further, that any net proceeds therefrom shall be deemed to be Net Proceeds of an Asset Sale and shall be subject to the requirements set forth under paragraph (2) under the heading “—Limitation on Sale of Certain Assets.”

Limitation on Guarantees of Debt by Subsidiaries

(1)    Without limiting any limitation under the heading “—Limitation on Debt”, the Issuers will not permit any Subsidiary that is not a Guarantor to guarantee or assume the payment of any Debt of the Issuers or any Guarantor under any Pari Passu Debt or any other Funded Debt of the Issuers or any Guarantor, unless:

(a)	such Subsidiary (i) simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Subsidiary on senior secured basis and as otherwise required by the Indenture, and (ii) (other than Excluded Assets and subject to the Agreed Security Principles) pledges its assets to secure the Notes as required by the Indenture and takes all actions required by the applicable Collateral Documents to perfect the Liens on such assets; and

(b)	such Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuers or any other Subsidiary as a result of any payment by such Subsidiary under its Guarantee.

(2)    Notwithstanding the foregoing, any Guarantor’s Guarantee of the Notes will be automatically and unconditionally released and discharged in the following circumstances (in each case, if, on a pro forma basis, such Guarantor is not a guarantor of any other Debt of the Issuers or any Guarantor):

(a)	upon the consummation of any transaction or series of related transactions permitted by the Indenture, if, as a result thereof, such Guarantor ceases to be a Subsidiary (including by merger or dissolution);

(b)	if such Subsidiary Guarantor qualifies as an “Excluded Subsidiary”; provided that a Guarantor will not be released from its Guarantee on the basis of qualifying as an Excluded Subsidiary by virtue of becoming a non-Wholly-Owned Subsidiary if (i) such Person is an Excluded Subsidiary as a result of (x) the Disposition or issuance of equity interests to an affiliate (other than an entity that is a bona fide Joint Venture whose Capital Stock is owned by a Wholly-Owned Subsidiary of Holdings and an unaffiliated third party), (y) any transaction not entered into in good faith and for a legitimate business purpose, or any transaction consummated for purposes of circumventing any requirements under the Indenture, or (z) the Disposition or issuance of equity interests for less than Fair Market Value (as determined in good faith by the Issuers), or (ii) there is insufficient investment capacity to permit the release in accordance with the terms of the Indenture (it being agreed that the Indenture will provide that, after giving pro forma effect to such release and the consummation of the relevant transaction, the Issuers will be deemed to have made a new investment in such Guarantor (as if such Subsidiary was not a Guarantor) in an amount equal to the portion of the Fair Market Value of the net assets of such Guarantor attributable to the Issuers’ retained ownership interest in such Guarantor, and such investment will not be a Permitted Investment unless sufficient capacity exists under the Indenture covenants as of the applicable time);

(c)	when such Guarantor is no longer an obligor (whether as a borrower or guarantor) on the applicable Credit Facility, any other Pari Passu Debt or any other Funded Debt of the Issuers or Guarantors (other than by reason of the payment under or termination or repayment of such Credit Facility, other Pari Passu Debt or other Funded Debt, or if a release, discharge or repayment is by or as a result of payment in connection with the enforcement of remedies under such other guarantee or Debt); or

(d)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture.

Limitation on Dividends and Other Payment Restrictions

(1)    Holdings will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to Holdings or any other Subsidiary;

(c)	make loans or advances to Holdings or any other Subsidiary; or

(d)	transfer any of its properties or assets to Holdings or any other Subsidiary.

(2)    The provisions of the covenant described in paragraph (1) above will not apply to:

(a)	encumbrances and restrictions imposed by the Notes, the Indenture, the Guarantees, the Collateral Documents, the Senior Credit Facility and the security documents related thereto;

(b)	any encumbrances or restrictions imposed by any Debt of any Parent Company outstanding on the Issue Date, or the New Take-Back Notes, or created under any agreements with respect to Debt of Holdings or a Subsidiary permitted to be incurred subsequent to the date of the Indenture pursuant to the provisions of “—Limitation on Debt”; provided that such agreements (i) do not prohibit the payment of principal and interest with respect to the Notes or the Guarantees when due; (ii) will not, in the good faith judgment of Holdings, be likely to adversely affect the ability of Holdings to make principal and interest payments on the Notes when due; or (iii) are not materially more restrictive than those in the Senior Credit Facility;

(c)	encumbrances or restrictions contained in any agreements in effect on the date of the Indenture (other than an agreement described in another clause of this paragraph (2));

(d)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which Holdings or any Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(e)	encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by Holdings or any Subsidiary in an acquisition that is otherwise permitted under the Indenture, but solely if and to the extent in effect at the time of such acquisition (but not created in contemplation of such acquisition or of circumventing any requirements under the Indenture), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the “Limitation on Sale of Certain Assets” covenant with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of Holdings’ Subsidiaries by another Person;

(g)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien, to the extent set forth in the security document governing such Lien that is in effect in accordance with the Indenture;

(h)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(i)	any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (2)(a), (b), and (c); provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the holders of the Notes, than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(j)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k)	customary limitations on the distribution or Disposition of assets or property in Joint Venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

(l)	in the case of clause (1)(d) above, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capital Leases for property acquired in the ordinary course of business in accordance with the Indenture;

(m)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements in effect in accordance with the Indenture; or

(n)	provisions restricting the granting of a security interest in intellectual property contained in licenses, sublicenses or cross-licenses by Holdings and its Subsidiaries of such intellectual property, which licenses, sublicenses and cross-licenses were entered into in the ordinary course of business and in accordance with the Indenture (in which case such restriction shall relate only to such intellectual property).

Reports

So long as any Notes are outstanding, Holdings will furnish to the Trustee:

(a)	its consolidated annual financial statements, together with the consolidated annual financial statements of DHL audited by an internationally recognized firm of independent public accountants within 120 days after the end of Holdings’ fiscal year and an operating and financial review of the annual financial statements, including a discussion of the results of operations, financial condition, and liquidity and capital resources (which may be provided separately);

(b)	its consolidated quarterly financial statements (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year, and notes thereto), together with the consolidated quarterly financial statements of DHL, within 60 days of the end of each of the first three fiscal quarters of each fiscal year; and an operating and financial review of the quarterly financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources, and which financial statements, for the avoidance of doubt, shall not be required to reflect the impact of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies;”

(c)	promptly after the occurrence of any material acquisition, Disposition or restructuring, any senior executive officer changes at Holdings, or any change in auditors of Holdings or any other material event that Holdings or any of its Subsidiaries announces publicly, a report containing a description of such event; provided, however, that the foregoing shall not obligate Holdings to (i) provide any information Holdings determines in its good faith judgment is not material to holders of the Notes or the business, assets, operations or financial position of Holdings and its Subsidiaries, taken as a whole, or (ii) disclose any trade secrets, privileged or confidential information obtained from another Person or competitively sensitive information; and

(d)	commencing the month of the Issue Date, continuing through and including the month of the first anniversary of the Issue Date, a monthly management report, which shall be substantially consistent with the monthly management reports provided under the Senior Credit Facility immediately prior to the date of the Proxy Statement.

The annual and quarterly financial statements listed in clauses (a) and (b) above (collectively, the “Financial Reports”) will be prepared in accordance with IFRS.

In addition, the Issuers shall furnish to holders of the Notes, prospective investors and securities analysts, upon the requests of such holders, prospective investors or securities analysts, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Exchange Act by Persons who are not “affiliates” under the Securities Act.

Holdings shall also: (a) post to a secure website any reports delivered to the Trustee; or (b) make available copies of all reports furnished to the Trustee to an information agent that shall furnish the reports to the holders of Notes, prospective investors and securities analysts upon request; provided that Holdings shall be entitled to suspend compliance with its obligations under this sentence (i) if and so long as Holdings files Exchange Act reports with the Securities and Exchange Commission or (ii) if Holdings determines it must do so to comply with its obligations under applicable securities laws, including in connection with the issuance and sale or potential issuance and sale of securities.

Holdings shall also post the following information to such secure website, in a reasonably timely manner:

(1)	any financial statements, notices and other material information provided to any holder of any Guarantor’s or other Subsidiary’s debt instruments with outstanding aggregate principal amounts equal to, or in excess of, $50.0 million (including, without limitation, the New Take-Back Notes and the Senior Credit Facility, other than “private-side” information provided to lenders under the Senior Credit Facility); and

(2)	to the extent that Holdings is required to have Minimum Consolidated Liquidity in connection with any proposed transaction, a reasonably satisfactory certification of Holdings’ cash balance pro forma for such transaction (which may, for the avoidance of doubt be satisfied through the provision of the monthly reports contemplated by clause (d) above; provided that such report is delivered immediately prior to such transaction).

Holdings will, (x) no later than 10 Business Days after providing to the Trustee any Financial Report, hold a call to discuss such Financial Report and the results of operations for the applicable reporting period. Holdings will also maintain a website to which holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to clause (a) above, Holdings (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above, and (y) so long as a Default under the Indenture has occurred and is continuing, hold additional calls as reasonably requested by the beneficial holders of a majority aggregate principal amount of the Notes then outstanding.

Notwithstanding the foregoing, the obligations set forth above may be satisfied with respect to any financial statements of Holdings by furnishing (a) the applicable financial statements of the Company or any Parent Company or (b) the Company (or any Parent Company’s), as applicable, Form 10-K or 10-Q, (or Form 20-F or 6-K) as applicable, filed with the Commission or any securities exchange, in each case, within the time periods specified in such paragraphs; provided that to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that summarizes in reasonable detail the differences between the information relating to such Parent Company, on the one hand, and the information relating to Holdings and its Subsidiaries on a standalone basis, on the other hand.

No Financial Report required to be delivered pursuant to this covenant shall be required to include acquisition accounting adjustments relating to any permitted acquisition or other Investment to the extent it is not practicable to include any such adjustments in such Financial Report.

On each date later than 90 days after the Issue Date on which Financial Reports (i) for the fiscal quarter ending September 30 are required to be delivered pursuant to clause (b) above, and (ii) for the fiscal year ending March 31 are required to be delivered pursuant to clause (a) above, the Issuer shall deliver to the Trustee and the Collateral Agent an Officer’s Certificate demonstrating compliance with the Collateral and Guarantee Requirement as of such date. In addition, if the Issuers or any of their Subsidiaries shall consummate any acquisition or Asset Sale, each as permitted under the terms of the Indenture, or Permitted Investment, then the Issuers shall, no later than the later of (x) 90 days (or such longer period as agreed to by the Collateral Agent in its reasonable discretion) after the Issue Date and (y) 60 days (or such longer period as agreed to by the Collateral Agent in its reasonable discretion) after the date on which such acquisition, Asset Sale or Permitted Investment was consummated, (i) cause the Collateral and Guarantee Requirement to be satisfied and (ii) in the case of any such acquisition or similar Permitted Investment involving consideration or having a Fair Market Value in excess of $75.0 million, deliver to the Trustee and the Collateral Agent an Officer’s Certificate certifying pro forma compliance with the Collateral and Guarantee Requirement as of such date.

Consolidation, Merger and Sale of Assets

Holdings

Holdings will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise Dispose of all or substantially all of Holdings’ properties and assets to any other Person or Persons. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) Holdings will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Holdings) or to which such sale, assignment, conveyance, transfer, lease or Disposition of all or substantially all the properties and assets of Holdings and the Subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

(x)       will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)       will expressly assume, by a supplemental indenture, Holdings’ obligations under the Notes and the Indenture, and the Notes and the Indenture will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of Holdings or any Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by Holdings or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter fiscal period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Total Leverage Ratio of Holdings (or the Surviving Entity if Holdings is not the continuing obligor under the Indenture) and its Subsidiaries (i) would be lower than such ratio prior to such transaction, or (ii) lower than 4.3 to 1.0;

(d)	any Guarantor, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee will apply to such Person’s obligations under the Indenture and the Notes;

(e)	any of Holdings’ or any Subsidiary’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(f)	Holdings or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate (attaching the computations to demonstrate compliance with clause (c) above) and an opinion of counsel of recognized standing, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other Disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture constitutes a legal, valid and binding obligation of the continuing person, enforceable in accordance with their terms.

The Company

The Company will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise Dispose of all or substantially all of the Company’s properties and assets to any other Person or Persons and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other Disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis to any other Person or Persons. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) the Company will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, conveyance, transfer, lease or Disposition of all or substantially all the properties and assets of the Company and the Subsidiaries on a consolidated basis has been made:

(x)   will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)  unless the other Person is Holdings, will expressly assume, by a supplemental indenture, the Company’s obligations under the Guarantees, the Indenture and the Collateral Documents, and the Company’s Guarantee of the Notes, the Indenture and the Collateral Documents will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Company or any Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by the Company or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	[reserved];

(d)	any Guarantor (other than the Company), unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee will apply to such Person’s obligations under the Indenture and the Notes;

(e)	any of the Company’s or any Subsidiary’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(f)	the Company or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other Disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture constitutes a legal, valid and binding obligation of the continuing person, enforceable in accordance with their terms.

Guarantors

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Sale of Certain Assets” covenant) will not, and the Issuers will not cause or permit any Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Sale of Certain Assets” covenant) to, consolidate with or merge with or into any Person other than an Issuer or any other Guarantor unless:

(a)	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other Disposition shall have been made will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, the District of Columbia, or the jurisdiction where such Guarantor was organized;

(b)	the entity expressly assumes by a supplemental indenture all of the obligations of the Guarantor under the Guarantee, and the Indenture and the Guarantee and the Indenture will remain in full force and effect as so supplemented; and

(c)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

In the case of any transaction involving Holdings or the Company, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, Holdings or the Company, as applicable, under the Indenture, but, in the case of a lease of all or substantially all of Holdings’ assets, Holdings will not be released from the obligation to pay the principal of, premium, if any, and interest, on the Notes.

Nothing in the Indenture will prevent (i) any Subsidiary that is not an Issuer or a Guarantor from consolidating with, merging into or transferring all or substantially all of its properties and assets to Holdings or any other Subsidiary, or (ii) any Guarantor from merging into or transferring all or part of its properties and assets to an Issuer or another Guarantor.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Maintenance of Rating

The Issuers and the Guarantors shall use commercially reasonable efforts to cooperate with the Rating Agencies in obtaining a public corporate family rating, and a rating for the Notes from at least two (2) of the Rating Agencies within 45 days of the Issue Date, and shall use commercially reasonable efforts to cause the Notes and the corporate family to be continuously rated by at least two Rating Agencies, but shall not be required to obtain any specific rating. The Issuers and the Guarantors shall make commercially reasonable efforts to provide the Rating Agencies (at Holdings’ sole expense) such reports, records and documents as each shall reasonably request to monitor or affirm such ratings, except to the extent the disclosure of any such document or any such discussion would result in the violation of any Issuer’s or Guarantor’s contractual or legal obligations; provided that the Issuers’ or Guarantors’ failure to obtain such a rating after using commercially reasonable efforts shall not constitute an Event of Default.

Limitation on Activities of Holdings

Holdings shall not (i) engage in any material activities or hold any material assets other than holding the Capital Stock of the Company and those activities incidental thereto, (ii) incur any Debt or liabilities other than Debt and liabilities relating its obligations under the Notes, its guarantee of the Senior Credit Facility and any other Debt of the Company or any of its Subsidiaries, and any other obligations or liabilities incidental to its activities as a holding company, to the extent permitted pursuant to the Indenture (including under the heading “—Certain Covenants—Limitation on Debt”), and (iii) engage in any other activity, take any action or permit the occurrence of anything that is otherwise restricted or limited under the heading “—Certain Covenants.”

Change of Control Steps Plan

The Issuers and the Guarantors shall use commercially reasonable efforts to assist with, and take any actions that may be necessary or desirable to facilitate, the implementation of the CoC Steps Plan including, if required, to transfer certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuers and the Guarantors, as contemplated by the CoC Steps Plan.

Certain Calculations under the Indenture; Limited Condition Transactions

(a)	Notwithstanding anything to the contrary in the Indenture, but subject to the paragraphs set forth below, all financial ratios and tests (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA) contained in the Indenture that are calculated with respect to any Test Period during which any Subject Transaction occurs shall be calculated with respect to such Test Period and such Subject Transaction on a pro forma basis. Further, if since the beginning of any such Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into Holdings or any of its Subsidiaries since the beginning of such Test Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a pro forma basis for such Test Period as if such Subject Transaction had occurred at the beginning of the applicable Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of Cash and Cash Equivalents), as of the last day of such Test Period).

(b)	Notwithstanding anything to the contrary set forth above or in the definition of “Capital Lease,” in the event of an accounting change requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in existence on the date hereof) that would constitute Capital Leases (including leases that are classified as “Financing Leases” for purposes of IFRS) in conformity with IFRS on May 25, 2017 shall be considered Capital Leases, and all calculations and deliverables under the Indenture (other than financial statements provided under “—Reports”) shall be made or delivered, as applicable, in accordance therewith.

(c)	For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Indenture requires a calculation of any financial ratio or financial test (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA), subject to the succeeding paragraph, such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d)	Notwithstanding anything to the contrary in the Indenture (including in connection with any calculation made on a pro forma basis), if the terms of the Indenture require (i) compliance with any financial ratio or financial test (including, without limitation any Minimum Consolidated Liquidity test, any Consolidated Secured Leverage Ratio test, and/or any Total Leverage Ratio test) and/or any cap expressed as a percentage of Consolidated Total Assets, Consolidated Adjusted EBITDA or Lease Adjusted EBITDA, (ii) the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket, as a condition to (A) the consummation of any transaction (including in connection with any acquisition or similar Investment or the assumption or incurrence of Debt) and/or (B) the making of any Restricted Payment the determination of whether the relevant condition is satisfied may be made, at the election of Holdings, (1) in the case of any acquisition or similar Investment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) either (x) the execution of the letter of intent or the definitive agreement with respect to such acquisition or Investment or (y) the consummation of such acquisition or Investment and (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment, in each case, after giving effect to the relevant acquisition and/or Restricted Payment or other transaction on a pro forma basis (including, in each case, giving effect to the relevant transaction, any relevant Debt (including the intended use of proceeds thereof) and, at the election of Holdings, giving pro forma effect to other prospective “limited conditionality” acquisitions or similar Investments for which definitive agreements have been executed), and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such election is made.

(e)	Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that does not require compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that requires compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts (and thereafter, incurrence of the portion of such amount under the Fixed Amount shall be included in such calculation).

(f)	For purposes of determining compliance at any time with the covenants set forth under “—Limitation on Debt,” “—Limitation on Liens,” “—Limitation on Restricted Payments” and “Limitation on Sale of Certain Assets,” in the event that any Debt, Lien Investment or Disposition, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such covenants, it is understood and agreed that any Debt, Lien Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Debt, Lien Restricted Payment, Investment and/or Disposition under the covenants set forth above, but may instead be permitted in part under any combination thereof. No Debt or Lien incurred and permitted pursuant to a particular clause or category of a covenant or definition may be reclassified at any time into any other clause.

(g)	For purposes of any determination under the covenants described (other than the calculation of compliance with any financial ratio for purposes of taking any action hereunder) with respect to the amount of any Debt, Lien, Restricted Payment, Investment, Disposition, Sale and Lease-Back Transaction, affiliate transaction or other transaction, event or circumstance, or any determination under any other provision of the Indenture (any of the foregoing, a “relevant transaction”), in a currency other than Dollars, (i) the Dollar Equivalent amount of a relevant transaction in a currency other than Dollars shall be calculated based on the Spot Rate on the date of such relevant transaction (which, in the case of any Restricted Payment, shall be deemed to be the date of the declaration thereof and, in the case of the incurrence of Debt, shall be deemed to be on the date first committed); provided, that if any Debt is incurred (and, if applicable, associated Lien granted) to refinance or replace other Debt denominated in a currency other than Dollars, and the relevant refinancing or replacement would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or replacement, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing or replacement Debt (and, if applicable, associated Lien granted) does not exceed an amount sufficient to repay the principal amount of such Debt being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus other customary fees and expenses (including upfront fees and original issue discount) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under “—Limitation on Debt” and (ii) for the avoidance of doubt, no Default or Event of Default shall be deemed to have occurred solely as a result of a change in the rate of currency exchange occurring after the time of any relevant transaction so long as such relevant transaction was permitted at the time incurred, made, acquired, committed, entered or declared as set forth in clause (i). For purposes of the calculation of compliance with any financial ratio for purposes of taking any action hereunder on any relevant date of determination, amounts denominated in currencies other than Dollars shall be translated into Dollars at the applicable currency exchange rate used in preparing the financial statements delivered pursuant to “—Reports” for the relevant Test Period (and will, with respect to any Debt, reflect the currency translation effects, determined in accordance with IFRS, of any hedge agreements permitted hereunder in respect of currency exchange risks with respect to the applicable currency in effect on the date of determination for the Dollar Equivalent amount of such Debt).

(h)	All First Priority Obligations (including Debt under the Senior Credit Facility, any Additional Notes, and any Pari Passu Debt), and the principal amount of any Debt issued as payment of interest in kind thereon, shall be required to be incurred, and shall at all times be outstanding, pursuant to clause (a) of paragraph (2) under “—Limitation on Debt”, and all Notes issued on the Issue Date, including any PIK Notes (but excluding any other Additional Notes), shall be required to be incurred, and shall at all times be outstanding, pursuant to clause (i)(i) of paragraph (2) under “—Limitation on Debt”, and no such Debt shall at any time be permitted to be reclassified into any other clause.

Events of Default

(1)    Each of the following will be an “Event of Default” under the Indenture:

(a)	default for 30 days in the payment when due of any interest or any Additional Amounts on any Note (whether or not prohibited by the subordination provisions of the Indenture or the First Lien Intercreditor Agreement);

(b)	default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise) (whether or not prohibited by the subordination provisions of the Indenture or the First Lien Intercreditor Agreement);

(c)	failure to comply with any covenant or agreement of Holdings or of any Subsidiary that is contained in the Indenture (other than specified in clause (a) or (b) above) and such failure continues for a period of 60 days or more after the receipt of written notice as specified in the Indenture;

(d)	default under the terms of any instrument evidencing or securing the Debt of Holdings or any Subsidiary having an outstanding principal amount in excess of $50.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt (or permits the holders thereof to accelerate such Debt), or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment, and such failure to make any payment has not been waived or the maturity of such Debt has not been extended;

(e)	any material portion of the Guarantees ceases to be, or shall be asserted in writing by any Guarantor, or any Person acting on behalf of any Guarantor, not to be in full force and effect or enforceable in accordance with its terms (other than as provided for in the Indenture or any Guarantee);

(f)	one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against Holdings or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(g)	the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization with respect to Holdings or any Significant Subsidiary;

(h)	with respect to any material portion of the Collateral, the Collateral Documents cease to be in full force and effect, or the Collateral Documents cease to give the holders of the Notes the Liens purported to be created thereby, or the Collateral Documents are declared null and void or Holdings, the Company or any Guarantor denies in writing that it has any further liability under the Collateral Documents (in each case, other than in accordance with the terms of the Indenture or any of the Collateral Documents), except to the extent that any loss of perfection or priority results from the failure of the Collateral Agent (or any other collateral agent for any secured Debt) to maintain possession of instruments pledged under the Collateral Documents; provided, that if a failure of the sort described in this clause (h) is susceptible of cure (including with respect to any loss of Lien priority on material portions of the Collateral), no Event of Default shall arise under this clause (h) with respect thereto until 30 days after an officer of either of the Issuers or the Trustee becomes aware of such failure;

(i)	the occurrence of any default under the CoC Steps Plan caused by Holdings, any Affiliate thereof, or any of its Subsidiaries, or DOB to the extent that (after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof) the same permits any party to the Restructuring Support Agreement that is a beneficial holder of Notes to exercise any rights or remedies described in the Restructuring Support Agreement with respect to the CoC Steps Plan, including, if required by the CoC Steps Plan, the failure to use commercially reasonable efforts to facilitate the transfer of certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuers and the Guarantors, or the failure to take any other action required by the CoC Steps Plan, in each case, after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof; and

(j)	(i) the breach by DHL of any covenant or obligation in the Exit Preferred Shares, after giving effect to any applicable grace period, waiver, or modification thereunder, (ii) any failure by DHL to contribute (or cause to be contributed) to the Company, within 3 business days of the satisfaction of the Cash Cap Condition, all proceeds received by DHL in respect of the Specified Intercompany Loans, or (iii) any breach by the Issuers or any of their Subsidiaries of the obligation to cause Specified Intercompany Loans contributed to any of them to be pledged as Collateral as required hereunder (including as described in the paragraph “Security—After-Acquired Property”) and, in each case under clause (i) and this clause (iii), such breach or failure continues for a period of 3 business days or more after the receipt of written notice as specified in the Indenture.

(2)    If an Event of Default (other than as specified in clause (1)(g) above with respect to an Issuer) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuers (and to the Trustee if such notice is given by the holders) may, and the Trustee, upon the written request of such holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes will become immediately due and payable.

(3)    If an Event of Default specified in clause (1)(g) above occurs and is continuing with respect to an Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

(4)    Upon the Notes becoming due and payable upon any Event of Default, whether automatically or by declaration, the entire unpaid principal amount of such Notes, plus, in each case, accrued and unpaid interest thereon, shall all be immediately due and payable.

(5)    At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuers and the Trustee, may rescind such declaration and its consequences if:

(a)	the Issuers have paid or deposited with the Trustee a sum sufficient to pay:

(i)       all overdue interest and Additional Amounts on all Notes then outstanding;

(ii)      all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(iii)     to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(iv)     all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(b)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c)	all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

(6)    The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default:

(a)	in the payment of the principal of, premium, if any, and Additional Amounts or interest on any Note; or

(b)	in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

(7)    No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request, and offered reasonable indemnity or security, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee within such 30-day period has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, and Additional Amounts or interest on such Note on or after the respective due dates expressed in such Note.

(8)    If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes. Notice to holders of the Notes under this paragraph (8) will be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act.

(9)    The Issuers are required to furnish to the Trustee annual statements as to the performance of Holdings and the Subsidiaries under the Indenture and as to any default in such performance. The Issuers are also required to notify the Trustee within 15 Business Days after it becomes aware of the occurrence of any Default.

The Indenture will provide that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant entitled “—Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

Legal Defeasance or Covenant Defeasance of Indenture

The Indenture will provide that the Issuers may, at their option and at any time prior to the Stated Maturity of the Notes, elect to have the obligations of the Issuers and the Guarantors discharged with respect to the outstanding Notes and have Liens on the Collateral securing the Notes released (“Legal Defeasance”). Legal Defeasance means that the Issuers will be deemed to have paid and discharged the entire Debt represented by the outstanding Notes except as to:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(b)	the Issuers’ obligations to issue temporary Notes, register, transfer or exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee and the obligations of the Issuers and the Guarantors in connection therewith; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants set forth in the Indenture and have Liens on the Collateral securing the Notes released (“Covenant Defeasance”), and thereafter any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. These events do not include events relating to non-payment, bankruptcy, insolvency, receivership and reorganization. the Issuers may exercise its Legal Defeasance option regardless of whether they previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	the Issuers must irrevocably deposit or cause to be deposited in trust with the Trustee, for the benefit of the holders of the Notes, cash in dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuers must (i) specify whether the Notes are being defeased to maturity or to a particular redemption date; and (ii) if applicable, have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes of such principal, premium, if any, or interest;

(b)	in the case of Legal Defeasance, the Issuers must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that (x) the Issuers have received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (y) since the date of the Indenture, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, the Issuers must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)	no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e)	such Legal Defeasance or Covenant Defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any of the Issuers’ securities;

(f)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), the Indenture or any material agreement or instrument to which the Issuers or any Subsidiary is a party or by which the Issuers or any Subsidiary is bound;

(g)	such defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the U.S. Investment Company Act of 1940 unless such trust shall be registered under such act or exempt from registration thereunder;

(h)	the Issuers must have delivered to the Trustee an opinion of independent counsel reasonably acceptable to the Trustee in the country of the Issuers’ incorporation to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following a period of time after the deposit set forth in such opinion, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(i)	the Issuers must have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of the Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others, or removing assets beyond the reach of the relevant creditors or increasing debts of the Issuers to the detriment of the relevant creditors; and

(j)	the Issuers must have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due because of any acceleration occurring after an Event of Default, then the Issuers and the Guarantors will remain liable for such payments.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(a)	the Issuers have irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be and the Issuers have delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the redemption date, as the case may be and either:

(i)   all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(ii)   all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuers’ name, and at the Issuers’ expense;

(b)	the Issuers have paid or caused to be paid all sums payable by the Issuers under the Indenture; and

(c)	the Issuers have delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that:

(i)   all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(ii)  such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuers or any Subsidiary is a party or by which the Issuers or any Subsidiary is bound.

Amendments, Supplements and Waivers

The Indenture shall provide that (1) no amendment, supplement or modification to or of, and no waiver of any default under, or of any compliance with, any provision of, the Indenture, any Collateral Document or any other Notes Document shall in any event be valid, effective or enforceable unless the same complies with the terms and conditions in this “Amendments, Supplements and Waivers” section, and (2) the Issuers will not, and will not permit any of their Subsidiaries to, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the provisions of the Indenture or any other Notes Document, unless, in each case, such consideration (which includes the opportunity to participate in any financing entered into in connection with such consent, waiver or amendment to the extent the financing is offered to any holder of Notes as consideration for, or as an inducement to provide, such consent, waiver or amendment) is offered to all holders of Eligible Notes on a ratable basis and otherwise on the same terms.

Determination of Eligible Notes for Voting and Consents

Notwithstanding anything else herein, in determining whether holders of the required principal amount of Notes outstanding at the applicable time of determination have concurred in any direction, or consented to any supplement, amendment, modification or waiver in respect of the Indenture or any other Notes Document (and in calculating the percentage of outstanding Notes that may be deemed to have consented as set forth below):

(i) Notes held or beneficially owned by any of the Issuers or any Affiliated Holder shall be disregarded and treated as if not outstanding, and the principal amount of such Notes shall be excluded from both the numerator and denominator in any fraction when calculating the applicable percentage of Notes that have been voted in favor of any matter as a percentage of all Notes permitted to be voted thereon; and

(ii) Notes held or beneficially owned by Other Investors and Significant Equity Holders (taken as a whole) in excess of an aggregate principal amount that represents (A) 38% of the aggregate principal amount of all Notes then-outstanding (excluding Notes held or beneficially owned by any of the Issuers or any Affiliated Holder), or (B) in the case of any determination or calculation that is expressed as being made by reference to one series of Notes, 38% of all Notes then-outstanding in such series (excluding Notes held or beneficially owned by any of the Issuers or any Affiliated Holder), in each case, shall be disregarded and treated as if not outstanding, and the principal amount of such Notes shall be excluded from both the numerator and denominator in any fraction when calculating the applicable percentage of Notes that have been voted in favor of any matter as a percentage of all Notes permitted to be voted thereon.

All Notes that, pursuant to the provisions above, may be deemed outstanding, shall be “Eligible Notes”.

Requisite Consent Thresholds

A.	With Consent of Holders of 55% of Eligible Notes.

Except as provided in Sections B. and C. below, but subject to the terms and conditions in this “Amendments, Supplements and Waivers” section (including the “Determination of Eligible Notes for Voting and Consents” paragraph), the Issuers may, with the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), the other Persons who are parties to such Notes Document, and holders of at least 55% of the aggregate principal amount of the Eligible Notes then-outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), supplement, amend, or otherwise modify or waive any term of, the Indenture, any Collateral Document, or any other Notes Document, to (1) amend clause (k)(ii) of the definition of “Permitted Debt” (as set forth in paragraph (2) of the “Limitation on Debt” section) to cause the aggregate principal amount of Debt in the form of Capital Leases and purchase money Debt permitted to be incurred or outstanding in reliance on such clause to be up to $75.0 million instead of up to $50.0 million; (2) amend clause (hh) of the definition of “Permitted Investments” to cause the aggregate amount of Investments in Madiacom that may be permitted to be made or outstanding in reliance on such provision to be up to 50% more than the amount permitted pursuant to such clause (hh) as in effect on the Issue Date; (3) amend clause (b)(iii) of the definition of “Permitted Investments” to cause the aggregate amount of Investments in non-Guarantors permitted to be incurred or outstanding in reliance on such clause to be up to $50.0 million instead of up to $25.0 million; or (4) effectuate any other modification that is not of the type that would require the consent of holders of more than 55% of the aggregate principal amount of the Eligible Notes then-outstanding, which shall be determined in accordance with the provisions of Sections B. and C. below; provided, that:

(x) if any such supplement, amendment, modification or waiver will affect only one series of Notes (or less than all series of Notes) then-outstanding under the Indenture, or only a subset of Notes but not all Notes, as the case may be, then only the consent of the holders of at least 55% of the aggregate principal amount of Eligible Notes then-outstanding in the affected series, or 55% of the affected subset of Notes, (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), as the case may be, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such series or subset of Notes, as applicable, and

(y) if any such supplement, amendment, modification or waiver will affect any series of Notes, or subset of Notes, as the case may be, in an adverse manner that is different to the manner that such supplement, amendment, modification or waiver will affect any other series of Notes, or other subset of Notes, as the case may be, then the consent of the holders of at least 55% of the aggregate principal amount of Eligible Notes then-outstanding in such adversely affected series or subset of Notes, as applicable, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such series or such subset of Notes, as applicable (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

In addition, subject to the First Lien Intercreditor Agreement, the exercise by the Trustee of any remedy with respect to the Indenture or the Notes (other than to enforce the right to receive payment of principal, premium (if any) or interest when due, which may be exercised by any holder individually without the consent of any other party) shall be directed or otherwise controlled at the written request of holders of at least 55% of the aggregate principal amount of the Eligible Notes then-outstanding.

B.	With Consent of Holders of 70% of Eligible Notes

Notwithstanding anything to the contrary in Section A. above, and except as provided in Section C. below, without the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), the other Persons who are parties to the applicable Notes Document, and holders of at least 70% of the aggregate principal amount of the Eligible Notes then-outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), no supplement, amendment, modification or waiver in respect of the Indenture, any Collateral Document or any other Notes Document, as applicable, shall in any event be valid, binding or enforceable to, in any manner, directly or indirectly (without duplication):

(a)	modify any covenant, obligation, requirement, or other term or provision (including any definition, and any further assurances provision) governing or otherwise relating to collateral, guarantees or other credit support, including the definitions of “Collateral and Guarantee Requirement,” “Excluded Subsidiary,” “Excluded Asset,” “Material Subsidiary,” “Material Real Property,” contained in the Indenture in each case, in a manner that is adverse to holders of the Notes, the Trustee or the Collateral Agent, or in any manner that results in a less onerous standard or obligation being imposed on the Issuers and their Subsidiaries (or any one or more of them) as compared to the standard in effect on the Issue Date;

(b)	enter any intercreditor agreement after the Issue Date, including any Acceptable Intercreditor Agreement (or enter into any amendment, supplement (other than any joinder or similar supplement to add additional Debt and/or Liens permitted to be incurred hereunder to such intercreditor agreement), or other modification to any intercreditor agreement) that is adverse to the Liens, interests, rights, powers, privileges or remedies of the holders of the Notes, the Trustee, or the Collateral Agent;

(c)	(i) modify any provision to permit a Guarantor to be released from its guarantee upon becoming non-wholly owned other than in the circumstances expressly set forth in the Indenture as in effect on the Issue Date, or (ii) otherwise modify any covenant, obligation, requirement, or other term or provision (including any definition, and any further assurances provision) in any manner if the effect or result thereof would be to cause or permit (A) any Subsidiary to be released from its Guarantee of the Notes or from its obligation to become a Guarantor and provide a guarantee, as the case may be, or (B) the release or subordination of any Lien on any property or assets securing the Notes to be released, in each case, except in the circumstances expressly set forth in the Indenture as in effect on the Issue Date;

(d)	modify any negative covenant or limitation applicable to any Issuer or any of its Subsidiaries (or any of their respective assets) (including by modifying a defined term used therein), (i) in any manner that provides additional flexibility to the Company or any of its Subsidiaries, or results in looser requirements applicable to any of them as compared to that in effect on the Issue Date, or would result in a less onerous standard or obligation being imposed on any of the Issuers or their Subsidiaries as compared to that in effect on the Issue Date (in each case, except as expressly described in clauses (2), (3) and (4) of Section A. above), or (ii) if the effect or result thereof would materially adversely affect the interests (including security interests and Liens), rights, powers, privileges or remedies of the holders of the Notes, Trustee, or Collateral Agent (it being agreed that a modification expressly described in clauses (2), (3) and (4) of Section A. above shall not be deemed to have such materially adverse effect);

(e)	subject to such additional consents as required as a result of the operation of Section C. below (including pursuant to clauses (e), (n) and (o) thereof), modify any mandatory redemption or prepayment provisions, or any provisions requiring an offer to be made to holders of the Notes to purchase or redeem any Notes (including in connection with any Asset Sale, Change of Control, incurrence of Debt or as otherwise specified in the Indenture), or any provisions related thereto (including any reinvestment rights), in each case, in a manner that would cause such provisions to be less favorable to the holders of the Notes than on the Issue Date, or more favorable to the Company or adverse to holders of the Notes (including modifying mandatory prepayments);

(f)	modify, amend or waive any reporting covenant or obligation (including anything in the covenant described herein under the heading “Certain Covenants—Reports”) in a manner adverse to the holders of the Notes, except to grant an extension of (i) up to 60 days of the deadline for delivery of annual financials, (ii) up to 30 days of the deadline for delivery of quarterly financials, or (iii) up to 10 days of the specified deadline for delivery of other materials/information;

(g)	modify the definition of, or any provision relating to, Specified Intercompany Loans or DHL Subordinated Intercompany Loans in a manner that is adverse to the holders of the Notes;

(h)	modify provisions relating to exercise of rights and remedies, or taking of enforcement actions, in a manner that is adverse to the holders of the Notes, the Trustee or the Collateral Agent; or

(i)	directly modify any definition in a manner that would have the effect of modifying the Indenture or any other Notes Document in any of the aforementioned ways;

provided, that:

(x) if any such supplement, amendment, modification or waiver will affect only one series of Notes (or less than all series of Notes) then-outstanding under the Indenture, or only a subset of Notes but not all Notes, as the case may be, then only the consent of the holders of at least 70% of the aggregate principal amount of Eligible Notes then-outstanding in the affected series, or in the affected subset of Notes, as the case may be, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such affected series or subset of Notes, as applicable (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and

(y) if any such supplement, amendment, modification or waiver will affect any series of Notes, or any subset of Notes, as the case may be, in an adverse manner that is different to the manner that such supplement, amendment, modification or waiver will affect any other series of Notes, or any other subset of Notes, as the case may be, then the consent of the holders of at least 70% of the aggregate principal amount of Eligible Notes then-outstanding in such adversely affected series or subset of Notes, as applicable, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such series or such subset of Notes, as applicable (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

C.	With Consent of Holders of 100% of Holders or 100% of Affected Holders.

Notwithstanding anything to the contrary in Section A. or Section B. above or elsewhere, without the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), the other Persons who are parties to the applicable Notes Document, and the holder of each outstanding Note affected thereby, no supplement, amendment, modification or waiver in respect of the Indenture, any Collateral Document or any other Notes Document, as applicable, shall be valid, binding or enforceable to, in any manner, directly or indirectly (without duplication):

(a)	change the Stated Maturity of the principal of, or any installment of or Additional Amounts or interest on, any Note;

(b)	(i) reduce the principal amount of any Note, or any Additional Amounts or premium payable on any Note, (ii) reduce the rate of interest on any Note, (iii) or change the time for payment of any principal, premium, or interest on any Note, or (iv) modify any provision governing payment or consideration for consents, in each case, in a manner favorable to any of the Issuers or any of their respective Subsidiaries, or adverse to any holders of the Notes;

(c)	change the coin, form or currency in which any principal, Additional Amount, premium or interest on any Note is payable, or make any amount due on any Note payable “in kind” if the same was not expressly so payable pursuant to the terms of the Indenture as in effect on the Issue Date;

(d)	(i) effectuate any waiver (or any forbearance having a similar effect) with respect to any payment default, or (ii) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(e)	amend, change or otherwise modify the obligation (or the circumstances that give rise to the obligation) to make and consummate an Excess Proceeds Offer with respect to any Asset Sale in accordance with the “Limitation on Sale of Certain Assets” covenant, or to make and consummate a Change of Control offer in the event of a Change of Control in accordance with the “Purchase of Notes upon a Change of Control” covenant, as applicable, including, in each case, amending, changing or modifying any definition relating thereto (including the definition of Change of Control);

(f)	reduce the principal amount of Notes whose holders must consent to any amendment, supplement or waiver of provisions of the Indenture;

(g)	modify any of the provisions relating to supplemental indentures requiring the consent of holders of the Notes or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived;

(h)	modify any of the provisions of the Indenture governing amendments, waivers and consents, or any related provisions or definitions, except to increase the percentage of outstanding Notes required for such actions, or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the holder of each Note (or the holder of each Note affected thereby);

(i)	except as otherwise permitted under “Certain Covenants–Consolidation, Merger and Sale of Assets,” consent to the assignment or transfer by an Issuer of any of such Issuer’s rights or obligations under the Indenture;

(j)	make any change to or otherwise modify any provision of the Indenture or any other Notes Document governing or affecting the ranking or subordination provisions of the Notes or the Guarantees, in each case, in a manner that adversely affects the rights of any holder of the Notes;

(k)	make any change in the provisions of the Indenture described under “Additional Amounts” that adversely affects the rights of any holder of the Notes or amend the terms of the Notes or the Indenture in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Issuers or the Guarantors agree to pay Additional Amounts (if any) in respect thereof in a supplemental indenture;

(l)	make any change to any provisions of the Indenture that would have the effect of releasing all or substantially all of the Liens securing the Notes;

(m)	(i) release all or substantially all of the Guarantees (or value thereof) or Guarantors from any of their obligations under their Guarantees or the Indenture while any Note remains outstanding, (ii) permit the creation of any “unrestricted” subsidiaries, or (iii) amend, supplement, delete or otherwise modify any provision of the Indenture or any other Notes Document if the effect thereof would be to cause Holdings or any Subsidiary of Holdings to cease to be subject to, or to not be required to comply with, all or substantially all of the negative covenants set forth in the Indenture on the Issue Date;

(n)	make any change to any provisions of the Indenture or any other Notes Document providing for pro rata rights of holders of the Notes, or requiring pro rata sharing of payments, or equal and ratable treatment of holders of the Notes, or Notes, as the case may be (including modifications (i) to any provisions relating to tender offers, optional or voluntary redemption, repayment or prepayment, repurchase or purchase, or similar action with respect to the Notes (including to permit the same to be effectuated in the open market, via private transactions or otherwise other than as specified on the Issue Date), (ii) to permit non-pro rata repurchases, prepayments or assignments, or (iii) to permit additional economics to be given to certain holders only (including via consent fees, except if the opportunity for a consent fee is offered equally and ratably to all holders on the same terms and otherwise as required by the section “Payments for Consent”);

(o)	modify any provision relating to any optional or voluntary redemption, repayment, purchase or similar of the Notes, or any provision requiring any redemption, repurchase, payment, repayment or similar with respect to the Notes to be effectuated on a ratable basis or that provide for the equal and ratable treatment or rights of holders of Notes in connection therewith, in each case, in a manner less favorable to holders;

(p)	modify any payment waterfall or priority (whether prior to or after an Event of Default);

(q)	subordinate any Liens on any Collateral, except to secure (i) Permitted DIP Financings, (ii) obligations that are not Funded Debt and are expressly permitted hereunder, or (iii) Debt incurred under any financing permitted to be incurred at such time pursuant to the terms of the Indenture that has been offered pro rata and on the same terms and conditions to all holders of the Notes;

(r)	modify any provision if the effect thereof would be to (i) permit Affiliated Holders to beneficially own Notes in excess of 25% of the aggregate principal amount outstanding at any time, or for any Notes held by any Affiliated Holders to be deemed outstanding for voting or consent purposes or (ii) modify any limitations applicable to voting and consents with respect to Notes held by Investors or Significant Equity Holders;

(s)	amend, modify or waive any provision of the Indenture or any other Notes Document in a manner that affects only one holder of the Notes or a group of holders of the Notes, but not all holders of a Series of Notes, or affects such holder(s) disproportionately or in any different manner as compared to any other holder(s) of Notes of such Series;

(t)	modify the definitions of Affiliated Holder, Significant Equity Holder, DOB, Investor, Other Investor, or Permitted Holder (or defined terms used in any of the foregoing); or

(u)	modify any term of the First Lien Intercreditor Agreement or any other intercreditor agreement that would have the effect of making a change that would otherwise require the consent of the holder of each outstanding Note affected thereby.

D.	Without Consent of Holders.

Subject to Sections A. through C. above, the Issuers may amend, supplement or otherwise modify the Indenture or other Notes Document with the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), but without the consent of any holder of the Notes, to:

(a)	evidence the succession of another Person to Holdings or the Company and the assumption by any such successor of the covenants in the Indenture and the Notes in accordance with “–Certain Covenants– Consolidation, Merger and Sale of Assets;”

(b)	add to the Issuers’ covenants and those of any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Issuers or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantees;

(c)	to join or add a Guarantor or other guarantor under the Indenture;

(d)	to evidence and provide the acceptance of the appointment of a successor trustee or collateral agent under the Indenture;

(e)	to mortgage, pledge, hypothecate or grant a Lien or other security interest for the benefit of the Collateral Agent, the Trustee and the holders of the Notes as additional security for the payment and performance of an Issuer’s and any Guarantor’s obligations under the Indenture and the Notes, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted for the benefit of the Collateral Agent, the Trustee and the holders of the Notes pursuant to the Indenture or otherwise;

(f)	to provide for the issuance of Additional Notes in accordance with and if permitted by the terms of and limitations set forth in the Indenture;

(g)	to secure the Notes or the Guarantees, or to add additional assets as Collateral;

(h)	to cure any ambiguity, or to correct or supplement any provisions in the Indenture, the Notes, any Guarantees or any Collateral Documents that may be defective or inconsistent on its face with any other provision in the Indenture, the Notes, any Guarantees or any Collateral Document or make any other modifications with respect to matters or questions arising under the Indenture, the Notes, any Guarantees or any Collateral Document; provided that, in each case, such provisions shall not adversely affect the interests of the holders of the Notes;

(i)	to conform any provision to the “Description of the New DIFL Secured Notes” in the event of any conflict or inconsistency therewith on the face thereof;

(j)	to release Collateral from the Lien pursuant to the Indenture, the Collateral Documents and the First Lien Intercreditor Agreement when permitted or required by the Indenture, the Collateral Documents or the First Lien Intercreditor Agreement, in each case, except to the extent that such release requires the consent of any holder of the Notes, as determined in accordance with the Indenture; or

(k)	as determined by the Trustee, to comply with requirements of the Commission in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act.

In the event of any conflict or inconsistency between, (i) the terms and requirements of Sections A. through C. above, on the one hand, and those of this Section D., on the other hand, the terms of Sections A. through C. above shall prevail and control, and (ii) the terms and requirements of Section C. above, on the one hand, and those of Sections A., B. or this Section D., on the other hand, the terms of Section C. above shall prevail and control.

The Trustee

The Indenture contains limitations on the rights of the Trustee under the Indenture in the event the Trustee becomes a creditor of an Issuer or any Guarantor. These include limitations on the Trustee’s rights to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking (or not taking) action unless directed by the requisite threshold of holders of the Notes, or indemnified to its satisfaction.

Governing Law

The Indenture, the Notes, the Guarantees and the Collateral Documents will be governed by and construed in accordance with the laws of the State of New York, and will provide for the submission of the parties to the jurisdiction of the courts in the State of New York; provided that certain of the Collateral Documents will be governed by the laws of other jurisdictions to the extent that (i) the validity, perfection, effect of perfection or of non-perfection or priority of the security interests granted thereunder are governed by such other jurisdictions pursuant to applicable conflict of laws principles or (ii) such approach is consistent with the security interests granted with respect to the Senior Credit Facility and the Agreed Security Principles.

The Indenture will contain customary “parallel debt” provisions required in certain jurisdictions, consistent with the “parallel debt” provisions in the Senior Credit Facility.

Certain Definitions

“2024 SSNs” means the 8.750% Senior Secured Notes due 2024 issued by the Issuers pursuant to that certain indenture, dated as of March 15, 2019, by and among the Issuers, the Guarantors named therein and Deutsche Bank Trust Company Americas, as trustee.

“Acceptable Intercreditor Agreement” means each the First Lien Intercreditor Agreement, a Market Intercreditor Agreement or another intercreditor agreement that is reasonably satisfactory to the Collateral Agent (which may, if applicable, consist of a collateral proceeds “waterfall”).

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)	any other Person that beneficially owns, directly or indirectly, 5% or more of such specified Person’s Voting Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliated Holder” means a holder of Notes that is (or that is affiliated with) Holdings, the Company, an Investor (except an Other Investor), or any of their respective Subsidiaries.

“All-In Yield” means, as to any Debt, the effective yield applicable thereto calculated by Holdings or on behalf of Holdings by such Person as Holdings shall designate in a manner consistent with generally accepted financial practices, taking into account (a) interest rate margins, (b) interest rate floors, (c) any amendment to the relevant interest rate margins and interest rate floors prior to the applicable date of determination, (d) original issue discount and upfront or similar fees (based on an assumed four-year average life to maturity or lesser remaining average life to maturity) and (e) any amendment fee, consent fee or similar fee payable to the holder, but excluding (i) any arrangement, commitment, structuring, underwriting and/or similar fee (regardless of whether any such fee is paid to or shared in whole or in part with any lender) paid or payable to one or more arrangers (or their respective Affiliates) in their capacities as such in connection with such Debt and (ii) any other fee that is not paid directly by Holdings, the Company or any Subsidiary generally to all relevant lenders or holders ratably and any ticking and/or unused line fee.

“Asset Sale” means any Disposition, other than the following Dispositions:

(a)	Dispositions of assets with a Fair Market Value not exceeding $10.0 million (in the case of any individual transaction or series of related transactions) or $15.0 million (in the aggregate per fiscal year for all such Dispositions);

(b)	any Disposition (i) by a Subsidiary of Holdings that is not a Guarantor to any Guarantor or Issuer or to any other Subsidiary of Holdings that is not a Guarantor or an Issuer, and (ii) by any Issuer or Guarantor to any Subsidiary that is not an Issuer or Guarantor; provided, that, in the case of this clause (ii), (x) no Event of Default has occurred and is continuing as of the time thereof, or would result therefrom, and (y) since the Issue Date, the aggregate amount of such Dispositions, together with the aggregate amount of all Investments by an Issuer or Guarantor in any Subsidiary that is not a Guarantor, does not exceed $25.0 million in aggregate;

(c)	Dispositions of inventory, equipment or other assets in the ordinary course of business (including on an intercompany basis);

(d)	(i) Dispositions of surplus, obsolete, used or worn out property or other property that, in the good faith judgment of Holdings, is (1) no longer useful in its business (or in the business of any Subsidiary of Holdings), or (2) otherwise economically impracticable to maintain, and (ii) Dispositions or consignments of equipment, inventory or other assets (including leasehold or licensed interests in real property) with respect to facilities that are temporarily not in use and, in the good faith judgment of Holdings, are not expected to be useful in its business, or are held for sale, or closed;

(e)	Dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(f)	Dispositions that constitute Investments that are Permitted Investments (other than under clause (j) of the definition of “Permitted Investments”), Permitted Liens, and Restricted Payments permitted by paragraph (3) of the “Limitation on Restricted Payments” covenant (other than paragraph (3)(i) of the “Limitation on Restricted Payments” covenant);

(g)	any Disposition of property if, but solely to the extent that, (1) the property subject to such Disposition is exchanged for credit against the purchase price of similar replacement property, and such replacement property is purchased (or a binding commitment with respect thereto is entered into) on or about the same time as such Disposition is consummated, or (2) the proceeds of the relevant Disposition are promptly applied to the purchase price of similar replacement property; provided, that, if the property being Disposed of is owned by an Issuer or Guarantor, the replacement property shall also be owned by an Issuer or Guarantor;

(h)	Dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to, buy/sell arrangements between Joint Venture or similar parties set forth in the relevant Joint Venture arrangements and/or similar binding arrangements;

(i)	Dispositions of (x) notes receivable or accounts receivable to any Person (other than any affiliate of Holdings) in the ordinary course of business (including any discount and/or forgiveness thereof) in connection with the collection or compromise thereof, and (y) notes receivable, accounts receivable and related assets to any Person pursuant to any Permitted Receivables Financing; provided, that in the case of clause (i)(y), (A) the aggregate Fair Market Value of all property and assets Disposed of pursuant to a Permitted Receivables Financing shall not exceed $50.0 million in any fiscal year, and (B) no Event of Default shall have occurred and be continuing as of the time of such Disposition, or would result therefrom (any Disposition permitted hereunder, a “Permitted Receivables Disposition”);

(j)	Dispositions and/or terminations of leases, subleases, licenses, sublicenses or cross-licenses (including the provision of software under any open source license), the Dispositions or terminations of which (1) do not materially interfere with the business of Holdings and its Subsidiaries, or (2) relate to closed facilities or the discontinuation of any product line;

(k)	any termination of any lease, sublease, license or sub-license in the ordinary course of business, (1) any expiration of any option agreement in respect of real or personal property and (2) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(l)	any issuance of Capital Stock by a Subsidiary to Holdings, to another Subsidiary, or to a minority shareholder, in each case, if and to the extent required by applicable law or the terms of any license or concession binding on such Subsidiary and entered into in good faith and in the ordinary course of business;

(m)	exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for Fair Market Value (as determined by Holdings in good faith) for like property or assets; provided, that upon the consummation of any such exchange or swap by an Issuer or any Guarantor, to the extent the property received does not constitute an Excluded Asset, the Collateral Agent has a perfected Lien with the same priority as the Lien held on the property or assets so exchanged or swapped;

(n)	(i) licensing and cross-licensing (including sub-licensing) arrangements involving any technology, intellectual property or intellectual property rights (“IP Rights”) of Holdings or any Subsidiary in the ordinary course of business, (ii) Dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations (or applications for issuances or registrations) of IP Rights, in each case, which, in the good faith determination of Holdings, are not material to the conduct of the business of Holdings or its Subsidiaries, or are no longer economical to maintain in light of its use, and (iii) Dispositions of any technology, intellectual property or other IP Rights of Holdings or any Subsidiary involving their customers in the ordinary course of business;

(o)	Dispositions of contract and license rights, development rights, leases and market data made in connection with the initial development of a telecommunications business and prior to the commencement of commercial operation of such telecommunications business, in each case, for reasonably equivalent value;

(p)	Disposition of assets (except Material IP) made in good faith and for purposes of charitable contributions or similar gifts, if and to the extent such assets are not material to the ability of Holdings or any Subsidiary to conduct its business in the ordinary course;

(q)	Dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(r)	issuances by Holdings and its Subsidiaries of directors’ qualifying shares and shares issued to foreign nationals, in each case, as required by applicable law;

(s)	Dispositions pursuant to any netting arrangement of accounts receivable between or among Holdings and its Subsidiaries, or among Subsidiaries of Holdings, in each case, made in the ordinary course of business; and

(t)	Dispositions to any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant; provided that any Disposition made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under paragraph (3) of the “Limitation on Restricted Payments” covenant.

“Banking Services” means each and any of the following bank services: commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts.

“Banking Services Obligations” means any and all obligations of the Issuers or any Guarantor, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under any arrangement between the Issuers or any Guarantor and a counterparty that is (or is an Affiliate of) the Administrative Agent, any lender or any arranger under the Senior Credit Facility at the time such arrangement is entered into, in each case, in connection with Banking Services, in each case, that has been designated in writing to the Trustee by Holdings as being Banking Services Obligations for purposes of the Indenture.

“Bankruptcy Code” means 11 U.S.C. Section 101 et seq. and any legislation enacted supplementing or replacing the same.

“Below-Minimum Liquidity Condition” means, with respect to the mandatory redemption of the Exit Preferred Shares, that Holdings and its Subsidiaries have less than $100.0 million of aggregate liquidity within six months of a proposed redemption, as determined in good faith by the board of directors of DHL, as further described in the section of the Proxy Statement entitled “Annex IV – Description of the Exit Preferred Shares.”

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Capital Lease shall be the amount thereof accounted for as a liability in accordance with IFRS.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Debt convertible into or exchangeable for any of the foregoing.

“Cash” or “cash” means money, currency or a credit balance in any Deposit Account, in each case determined in accordance with IFRS.

“Cash Cap Condition” means the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount, as further described and defined in Annex IV to the Proxy Statement and without giving effect to any amendment or modification to the terms of the Exit Preferred Shares after the Issue Date.

“Cash Equivalents” means any of the following, to the extent owned by Holdings or any of its Subsidiaries and having a maturity of not greater than 90 days from the date of acquisition by Holdings or any of its Subsidiaries: (a) readily marketable direct obligations of the U.S. government or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the U.S. government, (b) insured certificates of deposit of, or time deposits with, any commercial bank that (i) is a lender under a Senior Credit Facility or a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) below, (iii) is organized under the laws of the United States or any State thereof and (iv) has combined capital and surplus of at least $1.0 billion; (c) commercial paper in an aggregate amount of no more than $1.0 million per issuer outstanding at any time, issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, and (d) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition; provided that bank deposits and short term investments in the local currency of any Subsidiary shall qualify as Cash Equivalents so long as the aggregate amount thereof does not exceed the amount reasonably estimated by Holdings as being necessary to finance the operations, including capital expenditures, of such Subsidiary for the succeeding 90 days.

The term “Cash Equivalents” shall also include (x) Investments of the type and maturity described in clauses (a) through (g) above of foreign obligors, which Investments or obligors (or the parent companies thereof) have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (y) other short-term Investments utilized by Holdings and its Subsidiaries in accordance with normal investment practices for cash management in Investments analogous to the Investments described in clauses (a) through (g) and in this paragraph.

“Change of Control” has the meaning given to such term under “Purchase of Notes upon a Change of Control.”

“CoC Steps Plan” means the steps plan agreed to in principle on June 27, 2023 by the supporting lenders party to the Restructuring Support Agreement in connection with certain change of control, antitrust and foreign investment filings, notifications, communications, and correspondence to occur in connection with the restructuring transactions contemplated by the Restructuring Support Agreement, as may be amended from time to time in accordance with the terms of the Restructuring Support Agreement.

“Code” means the Internal Revenue Code of 1986.

“Collateral and Guarantee Requirement” means the requirement that the Notes be guaranteed by, and secured by Liens on such property and assets of, the Issuers and the Guarantors in the manner and to the extent set forth in the Indenture, as supplemented by the provisions of the Agreed Security Principles.

“Collateral Documents” means, collectively, the First Lien Intercreditor Agreement and the instruments and documents pursuant to which any Issuer or Guarantor grants a Lien on any Collateral as security for the Notes, in each case in accordance with the terms of the Indenture and the Notes.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Adjusted EBITDA” for any period means the Consolidated Net Income of Holdings and its Subsidiaries for such period, (a) plus the sum of (i) Consolidated Interest Expense of Holdings and its Subsidiaries for such period (including any PIK Interest excluded from the definition of Consolidated Interest Expense), (ii) Consolidated Tax Expense of Holdings and its Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense included in the income statement of Holdings and its Subsidiaries for such period, (iv) any other non-cash items reducing Consolidated Net Income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period required to be made by IFRS), (v) charges or expenses related to any stock option plan or employee benefit plan required to be made pursuant to IFRS, (vi) to the extent not included in Consolidated Net Income, any proceeds of business interruption insurance received by Holdings and its Subsidiaries for such period, (vii) any non-cash losses, charges or transitional adjustments (to the extent deducted in determining Consolidated Net Income) resulting from the application of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”, (viii) to the extent reasonably identifiable and factually supportable, the amount of any fees, expenses or charges incurred in connection with the Transactions, including, without limitation, restructuring costs and change-of-control costs incurred in connection with the Transactions, and (ix) unless relating to the Transactions (including, restructuring costs and change-of-control costs incurred in connection with the Transactions), the amount of pro forma “run rate” cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements (including the entry into material contracts or arrangements) and initiatives and synergies (it is understood and agreed that “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period from such actions) projected by Holdings in good faith to be reasonably anticipated to be realizable within 18 months of the date thereof (including from any actions taken in whole or in part prior to such date), which will be added to Consolidated Adjusted EBITDA, as so projected, until fully realized and calculated on a pro forma basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that such cost savings are reasonably identifiable and factually supportable (in the good faith determination of Holdings); provided, that the aggregate amount that may be added back to the Consolidated Net Income of Holdings pursuant to this clause (ix) shall not exceed 15% of Consolidated Adjusted EBITDA for any trailing four fiscal quarter period, as calculated prior to giving effect to any such add-back, and (b) minus all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of Holdings and its Subsidiaries for such period calculated on a consolidated basis in accordance with IFRS, (a) excluding the amortization of deferred financing costs and PIK Interest on the Notes or on other Debt issued in the Transactions and (b) including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of debt discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements; and (iv) accrued Disqualified Capital Stock dividends, whether or not declared or paid.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of Holdings and its Subsidiaries for such period determined on a consolidated basis (before minority interests) in accordance with IFRS; provided that there shall be excluded therefrom (without duplication) (a) the net income (or loss) of any Person acquired by Holdings or its Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Subsidiary of Holdings except to the extent of the amount of dividends or other distributions actually paid to Holdings or its Subsidiaries by such Person during such period, (c) gains or losses on dispositions by Holdings or its Subsidiaries other than in the ordinary course of business, (d) all extraordinary or non-recurring gains and extraordinary or non-recurring losses, (e) the cumulative effect of changes in accounting principles, (f) gains or losses resulting from fluctuations in currency exchange rates (whether realized or unrealized) and (g) the tax effect of any of the items described in clauses (a) through (f) above.

“Consolidated Secured Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt (excluding any Debt related to, or as arising under, any license or lease agreement (determined in accordance with IFRS)) as of such date to (b) Lease Adjusted EBITDA, excluding any amounts resulting from addbacks for proceeds of Exit Preferred Shares for the Test Period then ended or as otherwise specified where the term “Consolidated Secured Leverage Ratio” is used in the Indenture, in each case for Holdings and its Subsidiaries.

“Consolidated Tax Expense” means, for any period with respect to any Relevant Taxing Jurisdiction, the provision for all national, local and foreign federal, state or other income taxes of Holdings and its Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

“Consolidated Total Assets” means, as to any Person, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person at such date; provided, that, any calculation or determination of the Consolidated Total Assets of Holdings (including together with its Subsidiaries) shall be made on an unconsolidated basis and shall (x) exclude goodwill and other intangible assets, and any intra-group items and (y) include Excluded Assets.

“Consolidated Total Debt” means, as to any Person at any date of determination, the aggregate principal amount of all Debt of the type described in clauses (a), (b), (c) and (d) of the definition thereof (including, for this purpose, a payment or disbursement made by a bank pursuant to a letter of credit that have not been reimbursed within five Business Days but excluding, for the avoidance of doubt, undrawn letters of credit), in each case, of such Person and, without duplication, all guarantees of such Debt of other Persons by such Person; provided that “Consolidated Total Debt” shall be calculated to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness.

“Consolidated Working Capital” means, as at any date of determination, the excess of Current Assets over Current Liabilities.

“Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period; provided that there shall be excluded (a) the effect of reclassification during such period between current assets and long term assets and current liabilities and long term liabilities (with a corresponding restatement of the prior period to give effect to such reclassification), (b) the effect of any Disposition of any Person, facility or line of business or acquisition of any Person, facility or line of business during such period, (c) the effect of any fluctuations in the amount of accrued and contingent obligations under any hedge agreement, and (d) the application of purchase or recapitalization accounting.

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including the Senior Credit Facility) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements or any successor agreements.

“Current Assets” means, at any date, all assets of Holdings and its Subsidiaries which under IFRS would be classified as current assets (excluding any (i) cash or Cash Equivalents (including cash and Cash Equivalents held on deposit for third parties by Holdings and/or any Subsidiary), (ii) permitted loans to third parties, (iii) deferred bank fees and derivative financial instruments related to Debt, (iv) the current portion of current and deferred taxes and (v) assets held for sale or pension assets).

“Current Liabilities” means, at any date, all liabilities of Holdings and its Subsidiaries which under IFRS would be classified as current liabilities, other than (i) current maturities of long term debt, (ii) outstanding revolving loans and letter of credit exposures, (iii) accruals of Consolidated Interest Expense (excluding Consolidated Interest Expense that is due and unpaid), (iv) obligations in respect of derivative financial instruments related to Debt, (v) the current portion of current and deferred taxes, (vi) liabilities in respect of unpaid earnouts, (vii) accruals relating to restructuring reserves, (viii) liabilities in respect of funds of third parties on deposit with Holdings and/or any Subsidiary, (ix) the current portion of any Capital Lease, (x) any liabilities recorded in connection with stock based awards, partnership interest based awards, awards of profits interests, deferred compensation awards and similar initiative based compensation awards or arrangements and (xi) the current portion of any other long term liability for borrowed money.

“Debt” means, with respect to any Person, without duplication:

(a)	all indebtedness of such Person for borrowed money;

(b)	that portion of obligations with respect to Capital Leases of such Person to the extent recorded as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(c)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(d)	any obligation of such Person owed for all or any part of the deferred purchase price of property or services (excluding (w) any earn out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet of such Person (excluding the footnotes thereto) in accordance with IFRS and (B) has not been paid within 30 days after becoming due and payable following expiration of any dispute resolution mechanics set forth in the applicable agreement governing the applicable transaction, (x) accrued expenses and trade accounts payable in the ordinary course of business (including on an intercompany basis) and (y) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument;

(e)	all Debt of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the Debt secured thereby has been assumed by such Person or is non-recourse to the credit of such Person;

(f)	the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings;

(g)	the guarantee by such Person of the Debt of another;

(h)	all obligations of such Person in respect of any Disqualified Capital Stock and all obligations of such Person’s non-Guarantor Subsidiaries in respect of Preferred Stock;

(i)	all net obligations of such Person in respect of any Derivative Transaction, including any hedge agreements, whether or not entered into for hedging or speculative purposes; and

(j) all obligations of such Person in respect of, or any exposure under, any Synthetic Transaction,

provided, that (i) in no event shall obligations under any Derivative Transaction be deemed “Debt” for any calculation of the Total Leverage Ratio, Consolidated Secured Leverage Ratio or any other financial ratio under the Indenture, (ii) the amount of Debt of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Debt and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith, and (iii) in no event shall the term “Debt” include (A) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due, (B) liabilities in respect of performance bonds or surety bonds provided by Holdings or any Subsidiary in the ordinary course of business, to the extent such bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the bond, (C) anything accounted for as an operating lease in accordance with IFRS as of the Issue Date or (D) any pension obligation of Holdings or any Subsidiary.

For all purposes hereof, the Debt of any Person shall include the Debt of any partnership in which such Person is a general partner, except to the extent such Person’s liability for such Debt is otherwise limited.

The principal amount of any non-interest bearing Debt or other discount security constituting Debt at any date shall be the principal amount thereof that would be shown on a balance sheet of Holdings dated such date prepared in accordance with IFRS.

“Default” means any event or condition which upon notice, lapse of time or both would become an Event of Default.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, excluding, for the avoidance of doubt, any investment property (within the meaning of the UCC) or any account evidenced by an instrument or negotiable certificate of deposit (within the meaning of the UCC).

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency swap or currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of Holdings or its Subsidiaries shall constitute a Derivative Transaction.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by Holdings or any Subsidiary in connection with any Asset Sale that is designated as Designated Non-Cash Consideration by Holdings (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“DGHL” means Digicel Group Holdings Limited.

“DHL” means Digicel Holdings (Bermuda) Limited.

“DHL Subordinated Intercompany Loan” means one or more unsecured loans made by DHL from time to time, as lender, to Holdings or the Company, as borrower, as required by the terms of the Exit Preferred Shares, which loans (i) are subordinated in right of payment to the Notes and the Senior Credit Facility (ii) do not bear interest or original issue discount or other fees, and (iii) do not mature or require any cash payments in respect of principal prior to the Maturity Date except on the terms set forth in the Proxy Statement under the heading “Description of the Exit Preferred Shares” as in effect on the Issue Date (it being understood that such loan shall constitute the Subordinated Intercompany Loan referred to and defined in the Proxy Statement under the heading “Description of the Exit Preferred Shares”, and shall be required to comply with the terms applicable thereto).

“Disposition” or “Dispose” means any sale, lease, sale and lease-back (including any Sale and Lease-Back Transaction), sublease, or other disposition, transfer or conveyance of any property or asset of any Person (including any issuance or sale of Capital Stock or other equity interests).

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such redemption is in part, only such part coming into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such repurchase obligation is in part, only such part coming into effect prior to 91 days following such maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock) or (d) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, Qualifying IPO or any Asset Sale occurring prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the maturity date of the Notes.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of Holdings or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of Holdings (or any Parent Company or any Subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“DL” means Digicel Limited.

“DOB True-Up” means upon consummation of a scheme of arrangement as contemplated by the Restructuring Support Agreement, an amount equal to the difference, if any, between (x) the aggregate amount of proceeds received by DGHL under the share purchase agreement dated October 24, 2021 associated with such contingent value rights distribution and (y) the aggregate amount required to be paid to DOB on account of such contingent value rights as contemplated in the Restructuring Support Agreement, to be distributed to DOB as and when contingent value rights are received by the Company, DL and/or DHL, as applicable.

“Dollar Equivalent” means, at any date of determination, (a) with respect to any amount denominated in dollars, such amount, and (b) with respect to any amount denominated any currency other than dollars, the equivalent amount thereof in dollars as determined by Holdings at such time on the basis of the Spot Rate in effect on such date for the purchase of dollars with such currency.

“dollars” means the lawful currency of the United States of America.

“ECF Prepayment Amount” means an amount equal to (A) (i) if the Total Leverage Ratio exceeds 2.5 to 1.0 on the applicable testing date, 50% of Excess Cash Flow of Holdings and its Subsidiaries for such fiscal year or (ii) if the Total Leverage Ratio is more than 2.0 to 1.0 but less than or equal to 2.5 to 1.0 on the applicable testing date, 25% of Excess Cash Flow of Holdings and its Subsidiaries for such fiscal year (provided that the amount calculated pursuant to this clause (A) shall be zero for such fiscal year if (x) Total Leverage Ratio is equal to or less than 2.0 to 1.0 on the applicable testing date or (y) on a pro forma basis and after giving effect to the application of any ECF Prepayment Amount (calculated in accordance with definition excluding this clause (y)), Holdings and its Subsidiaries would have an Unrestricted Cash Amount of less than $300.0 million), minus (B) at the option of the Issuers (but subject to the final sentence of this definition), to the extent occurring during fiscal year (or occurring after such fiscal year and prior to the date of the applicable Excess Amount Offer and without duplication (including duplication of any amounts deducted in any prior fiscal year)), the following:

(1) the aggregate principal amount of any term loan or revolving credit exposure under the Senior Credit Facility voluntarily prepaid (or contractually committed to be prepaid);

(2) the aggregate principal amount of any Debt permitted to exist pursuant to the Indenture to the extent secured by Liens, voluntarily prepaid, repurchased, redeemed or otherwise retired (or contractually committed to be prepaid, repurchased, redeemed or otherwise retired);

(3) the amount of any reduction in the outstanding amount of any term loans under the Senior Credit Facility and/or any other Debt permitted to be incurred pursuant to the Indenture to the extent secured by Liens resulting from any purchase or assignment made in accordance with the Senior Credit Facility (including in connection with any Dutch Auction) and any equivalent provisions with respect to any such other Debt, but only to the extent of the actual price paid in connection with such purchase or acquisition;

(4) the aggregate principal amount of (i) all other optional prepayments of Debt, (ii) all mandatory prepayments and scheduled repayments of Debt and (iii) the aggregate amount of any premiums, make-whole or penalty payments actually paid in cash (or committed or budgeted) by Holdings and/or any Subsidiary during such that are or were required to be made in connection with any prepayment or redemption of Debt;

(5) all Cash payments in respect of capital expenditures as would be reported in Holdings’ consolidated statement of cash flows;

(6) Cash payments by Holdings and its Subsidiaries made (or committed or budgeted) in respect of long-term liabilities (including for purposes of clarity, the current portion of such long-term liabilities) of Holdings and its Subsidiaries other than Debt, except to the extent such cash payments were deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA for such period;

(7) any Investment (including acquisitions) permitted by the Indenture (other than Investments (x) in Cash or Cash Equivalents or (y) in Holdings or any Subsidiary) and/or any Restricted Payment permitted by the Indenture;

(8) the aggregate consideration (i) required to be paid in Cash by Holdings or its Subsidiaries pursuant to binding contracts entered into prior to or during such period relating to capital expenditures, acquisitions or other Investments permitted by the Indenture and/or Restricted Payments described in clause (7) above and/or (ii) otherwise committed or budgeted to be made in connection with capital expenditures, acquisitions or Investments and/or Restricted Payments described in clause (7) above (clauses (i) and (ii) of this clause (8), the “Scheduled Consideration”) (other than Investments in (x) Cash and Cash Equivalents or (y) Holdings or any Subsidiary) to be consummated or made during the period of four consecutive fiscal quarters of Holdings following the end of such period; provided that to the extent the aggregate amount actually utilized to finance such capital expenditures, acquisitions, Investments or Restricted Payments during such subsequent period of four consecutive fiscal quarters is less than the Scheduled Consideration, the amount of the resulting shortfall shall be added to the calculation of Excess Cash Flow at the end of such subsequent period of four consecutive fiscal quarters;

(9) to the extent not expensed (or exceeding the amount expensed) during such period or not deducted (or exceeding the amount deducted) in calculating Consolidated Net Income, the aggregate amount of any fee, loss, charge, expense, cost, accrual or reserve of any kind (“Charges”) paid or payable in Cash by Holdings and its Subsidiaries during such period;

(10) Consolidated Interest Expense to the extent paid or payable in Cash (including (A) fees and expenses paid to the Trustee in connection with its services under the Indenture, (B) other bank, administrative agency (or trustee) and financing fees (including rating agency fees), (C) costs of surety bonds in connection with financing activities (whether amortized or immediately expensed) and (D) commissions, discounts and other fees and charges owed with respect to letters of credit, bank guarantees, bankers’ acceptances or any similar facilities or financing and hedging agreements);

(11) taxes (including taxes paid or payable pursuant to any tax sharing arrangement or arrangements and/or any tax distribution) paid or payable, and provisions for taxes, to the extent payable in Cash with respect to such fiscal year;

(12) Cash payments (other than in respect of taxes, which are governed by clause (11) above) for any liability the accrual of which in a prior period did not reduce Consolidated Adjusted EBITDA and therefore increased Excess Cash Flow in such prior period (provided there was no other deduction to Consolidated Adjusted EBITDA or Excess Cash Flow related to such payment);

(13) the amount of any tax obligation of Holdings and/or any Subsidiary that is estimated in good faith by the Issuers as due and payable (but is not currently due and payable) by Holdings and/or any Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Subsidiary to Holdings and/or any Subsidiary;

(14) Cash expenditures in respect of any Derivative Transaction during such period to the extent not otherwise deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA; and

(15) the aggregate amount of expenditures actually made by Holdings and/or any Subsidiary in Cash (including any expenditure for the payment of fees or other Charges (or any amortization thereof for such period) in connection with any Disposition, incurrence or repayment of Debt, issuance of Capital Stock, refinancing transaction, amendment or modification of any debt instrument, including the Indenture, and including, in each case, any such transaction consummated prior to, on or after the Issue Date, and Charges incurred in connection therewith, whether or not such transaction was successful), to the extent that such expenditures were not expensed;

in the case of each of clauses (1) through (15) (as applicable), (I) excluding any such prepayments made during such fiscal year that reduced the amount required to be prepaid pursuant to an Excess Amount Offer in the prior fiscal year, (II) in the case of any prepayment of revolving Debt, to the extent accompanied by a permanent reduction in the relevant commitment and (III) to the extent that such prepayments were not financed with the proceeds of other Debt (other than revolving Debt) of Holdings or its Subsidiaries. For the avoidance of doubt it is intended that the aggregate amount of deductions determined pursuant to clauses (1) through (15) above for any fiscal year shall be the same amount for determining the “ECF Prepayment Amount” under the Indenture and under the corresponding provisions of the Senior Credit Facility (as in effect in the Issue Date without giving effect to amendments or waivers thereunder) and if there would otherwise be a difference the greater amount yielded from the two calculations shall be used for determining the “ECF Prepayment Amount” under the Indenture.

“euro” or “€” means the lawful currency of the member states of the European Union who have agreed to share a common currency in accordance with the provisions of the Maastricht Treaty dealing with European monetary union.

“Excess Amount” means, for any fiscal year of the Issuers, an amount certified by the Issuers to the Trustee equal to the excess, if any, of (a)(i) the ECF Prepayment Amount for such fiscal year, less (ii) the ECF Prepayment Amount (as defined in and determined pursuant to the Senior Credit Facility as in effect on the Issue Date without giving effect to any subsequent amendment or waiver) for such fiscal year over (b) $10.0 million.

“Excess Cash Flow” means, for any fiscal year, an amount (if positive) equal to:

(a)    the sum, without duplication, of the amounts for such period of the following:

(i)	Consolidated Adjusted EBITDA for such period, plus

(ii)	the Consolidated Working Capital Adjustment for such period, minus

(b)    the sum, without duplication, of the amounts for such period of the following:

(i)	any foreign translation losses paid or payable in cash (including any currency re-measurement of Debt, any net gain or loss resulting from Derivative Transactions for currency exchange risk resulting from any intercompany Debt, any foreign currency translation or transaction or any other currency-related risk) to the extent included in calculating Consolidated Adjusted EBITDA, plus

(ii)	an amount equal to (A) any fee, loss, charge, expense, cost, accrual or reserve of any kind either (1) excluded in calculating Consolidated Net Income or (2) added back in calculating Consolidated Adjusted EBITDA, in each case, to the extent paid or payable in cash and (B) all non-Cash credits included in calculating Consolidated Net Income or Consolidated Adjusted EBITDA, plus

(iii)	amounts paid in Cash (except to the extent financed with long term funded Debt (other than revolving Debt)) during such period on account of (A) items that were accounted for as non-Cash reductions of Consolidated Net Income or Consolidated Adjusted EBITDA in a prior period and (B) reserves or amounts established in purchase accounting to the extent such reserves or amounts are added back to, or not deducted from, Consolidated Net Income, plus

(iv)	the aggregate amount of any extraordinary, unusual, special or non-recurring cash Charges paid or payable during such period (whether or not incurred in such Excess Cash Flow Period) that were excluded in calculating Consolidated Adjusted EBITDA (including any component definition used therein) for such period, plus

(v)	the amount of any payment of Cash to be amortized or expensed over a future period and recorded as a long-term asset.

For the avoidance of doubt, it is intended that Excess Cash Flow for any fiscal year shall be the same amount for determining the “ECF Prepayment Amount” under the Indenture and under the corresponding provisions of the Senior Credit Facility (as in effect in the Issue Date without giving effect to amendments or waivers thereunder), and if there would otherwise be a difference, the lower amount yielded from the two calculations shall be used for determining the “ECF Prepayment Amount” under the Indenture.

“Excess Cash Flow Period” means each full Fiscal Year of the Issuers ending after the Issue Date (commencing, for the avoidance of doubt, with the Fiscal Year ending on March 31, 2025).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Excluded Subsidiary” means:

(a)	any Subsidiary that is a non-Wholly Owned Subsidiary that is a Joint Venture, but solely if, and to the extent that, such entity’s organizational or joint venture documents prohibit such entity from providing a Guarantee, or doing so would require any consent from any Person (other than Holdings or any affiliate thereof) that owns any Capital Stock of such non-Wholly-Owned Subsidiary, but, in each case, only for so long as any such prohibition or restriction exists, or such consent has not been obtained (it being understood that Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, any such consent);

(b)	any Immaterial Subsidiary and, solely with respect to any Immaterial Subsidiary organized or incorporated in a jurisdiction in which a Guarantor is organized or incorporated, the burden or cost of such Immaterial Subsidiary providing a Guarantee materially outweighs the benefits afforded thereby to the secured parties under the Notes (provided, that the same determination is made in respect of the Senior Credit Facility and any other Pari Passu Debt);

(c)	any Subsidiary that is prohibited or restricted from providing a Guarantee by law, rule or regulation, or as a result of any bona fide contractual obligation owing to a third party (except DOB) and arising in connection with an arm’s length transaction with such third party consummated in good faith and for a legitimate business purpose, and not entered into in contemplation of such Person becoming a Subsidiary or for purposes of circumventing any requirements hereof, or that would, pursuant to any such law, rule, regulation or bona fide contractual obligation, require any governmental (including regulatory) or third party consent, approval, license or authorization to provide a Guarantee (including under any financial assistance, corporate benefit, thin capitalization, capital maintenance, liquidity maintenance or similar legal principles), in each case, to the extent such consent, approval, license or authorization is not so received (it being understood that Holdings and its Subsidiaries shall have no obligation to obtain any such consent, approval, license or authorization, but, in the case of any consent, approval, license or authorization required from any third party under any contractual obligation, Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent);

(d)	any not-for-profit Subsidiary;

(e)	any captive insurance Subsidiary or Subsidiary that is a broker-dealer;

(f)	any special purpose entity (including any special purpose entity used for any Permitted Receivables Financing, or Permitted Receivables Disposition), so long as such entity does not have any recourse to any Issuer or other Subsidiary thereof (or any of their respective assets);

(g)	any Person (and any Subsidiary thereof) that becomes Subsidiary of Holdings pursuant to an acquisition after the Issue Date permitted under the Indenture if, but only to the extent and for so long as, such Person (and any Subsidiary thereof) is prohibited from becoming a Guarantor or providing a Guarantee pursuant to the terms of secured Debt of such Person (or, in the case of its Subsidiary, such Subsidiary’s guarantee thereof) existing at the time that such Person (and any Subsidiary thereof) became a Subsidiary of Holdings (so long as such Debt was not incurred in contemplation of such acquisition, or of such Person becoming a Subsidiary, or to avoid or circumvent any obligations with respect to the Notes), but only until such prohibition no longer exists;

(h)	any Subsidiary if the provision of a Guarantee could reasonably be expected to result in material adverse tax consequences to any Issuer or any Guarantor, or any of their material Subsidiaries, as determined by Holdings in good faith(provided that the same determination is made in respect of the Senior Credit Facility and any other Pari Passu Debt);

(i)	any other Subsidiary with respect to which, in the reasonable good faith judgment of Holdings, the burden or cost of providing a Guarantee materially outweighs the benefits afforded thereby to the secured parties under the Notes (provided that (x) the same determination is also made in respect of the Senior Credit Facility and any other Pari Passu Debt, and (y) such Subsidiary does not own any Material IP); and

(j)	any other Subsidiary that is not, by reason of the Agreed Security Principles, required to provide a Guarantee or enter into the Collateral Documents,

provided, that, notwithstanding any of the foregoing, (A) no Subsidiary that was a guarantor of the 2024 SSNs or of the Existing Senior Credit Facility pursuant to the terms thereof (as in effect immediately prior to the Issue Date), or that was not an “Excluded Subsidiary” under the 2024 SSNs or of the Existing Senior Credit Facility (based on the definition of such term therein), in each case, on the Issue Date shall be an Excluded Subsidiary for purposes of the Notes on the Issue Date, (B) no Subsidiary that guarantees (or is required to guarantee) the Senior Credit Facility or any Pari Passu Debt or any other Funded Debt of Holdings, the Company or any Guarantor at any time shall constitute or be treated as an Excluded Subsidiary under the Indenture or for purposes of the Notes, and (C) any Person that ceases to qualify as an Excluded Subsidiary for any reason at any time shall, within the time periods set forth in the Indenture, take such actions as are required by the Indenture to become a Guarantor and provide the Guarantees required by the Indenture.

The Indenture will provide that, notwithstanding anything else to the contrary, no Excluded Subsidiary may at any time own or hold any exclusive license to, and the Issuers shall not, and shall not permit any of their Subsidiaries to, transfer or grant to any Excluded Subsidiary legal or beneficial ownership of, or any exclusive license to, any Material IP owned by any of the Issuers or any of their Subsidiaries (provided that, for the avoidance of doubt, the foregoing will not prohibit non-exclusive licenses of Material IP).

“Existing Joint Venture” means any Joint Venture in existence on the Issue Date.

“Exit Preferred Shares” means the convertible preferred shares to be issued by DHL on or about the Issue Date under its amended bye-laws, the material terms and conditions of which are set forth in Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares.”

“Exit Preferred Shares Offering Amount” means the up to $110 million of the Exit Preferred Shares to be issued in the Transactions, as it may be reduced by any amounts recovered on account of intercompany loans owed by DGHL to DL or any of DL’s subsidiaries prior to the issuance of such Exit Preferred Shares, as further described in Annex IV to the Proxy Statement.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by Holdings’ board of directors.

“First Priority Obligations” means (i) the Notes Obligations, and (ii) any Pari Passu Debt; provided that, the aggregate principal amount of all First Priority Obligations that may be incurred and outstanding at any time in accordance with the Indenture (except any Debt incurred as a result of the payment of interest in kind) shall not exceed an amount equal to (x) the aggregate principal amount of loans incurred under the Senior Credit Facility on the Issue Date (plus any Debt issued as payment of interest in kind thereon), plus (y) the aggregate principal amount of Notes issued on the Issue Date, including any PIK Notes with respect thereto, plus (z) $100.0 million.

“Fitch” means Fitch Ratings, Inc., also known as Fitch Ratings, and its successors.

“Foreign Working Capital Facility” means (i) a working capital credit facility expected to be entered into by Digicel (Trinidad & Tobago) Ltd., as borrower following the expected refinancing of the working capital facility by and between RBC Royal Bank (Trinidad and Tobago) Limited, as lender, and Digicel Limited, as borrower and (ii) any other working capital credit facility entered into by a Subsidiary in the ordinary course of business organized under the laws of a jurisdiction other than the United States; provided that the Debt thereunder shall not be secured by Liens on any Collateral, and shall not be guaranteed by the Issuers or any Guarantor.

“Funded Debt” means Debt created, assumed or guaranteed by a Person for money borrowed. For the avoidance of doubt, Funded Debt specifically (x) includes all Debt and obligations of such Person with respect to Credit Facilities, or evidenced by bonds, debentures, notes or similar instruments, or any other similar obligation upon which interest charges are customarily paid, but (y) excludes current accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade, and Debt of the type described in clauses (b), (c), (d), (e), (f), (g), (j) and (s) of paragraph (2) under the heading “—Certain Covenants—Limitation on Debt.”

“guarantees” means, as applied to any Debt or other obligation,

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	except for the purposes of “—Certain Covenants—Limitation on Guarantees of Debt by Subsidiaries,” an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit;

provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Issue Date or entered into in connection with any acquisition, Disposition or other transaction permitted under the Indenture (other than such obligations with respect to Debt). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Future DPL Sale Proceeds” means all cash and cash equivalents (including, but not limited to, pursuant to the earn-out provisions and escrow arrangements) paid to DGHL at any time on or after May 28, 2023 pursuant to the terms of that certain share purchase agreement, dated October 24, 2021, entered into between BidCo (S) Pte. Ltd., Telstra Corporation Limited and the Company, relating to the purchase and sale of Digicel Pacific Limited.

“Guarantee” means any guarantee in accordance with the provisions of the Indenture of the Issuers’ Debt or other obligations under, or with respect to, the Notes, the Indenture and the other Notes Documents, whether provided by any direct or indirect Subsidiary of the Issuers (including the Guarantees by the Guarantors dated as of the date of the Indenture) or by any other Person. When used as a verb, to “Guarantee” shall have a corresponding meaning.

“Haiti Hotel” means that certain hotel in Port-au-Prince, Haiti owned by Turgeau Developments S.A., a Subsidiary of Holdings.

“Immaterial Subsidiary” means, as of any date, any Subsidiary of Holdings (other than any Subsidiary that is a Guarantor on the Issue Date) (a) that does not have assets in excess of 2.5% of Consolidated Total Assets of Holdings and its Subsidiaries and (b) that does not contribute Consolidated Adjusted EBITDA in excess of 2.5% of the Consolidated Adjusted EBITDA of Holdings and its Subsidiaries, in each case, as of the last day of the most recently ended Test Period; provided that, the Consolidated Total Assets and Consolidated Adjusted EBITDA (as so determined) of all Immaterial Subsidiaries shall not exceed 5.0% of Consolidated Total Assets and 5.0% of Consolidated Adjusted EBITDA, in each case, of Holdings and its Subsidiaries as of the last day of the most recently ended Test Period.

“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Investment” means (a) any purchase or other acquisition by Holdings or any of its Subsidiaries of any of the securities of any other Person, (b) the acquisition by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance or capital contribution by Holdings or any of its Subsidiaries to any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors” means (i) Denis O’Brien and any Permitted Transferee of Denis O’Brien, and (ii) the Other Investors.

“Issue Date” means the date the Notes are initially issued in connection with the Transactions.

“Joint Venture” means, with respect to any Person, any other Person in which such Person owns Capital Stock (but which is not a Wholly-Owned Subsidiary of such Person), and including, for the avoidance of doubt, any other Person in which such Person owns less than a 100% interest; provided that, a Person shall only constitute a Joint Venture of Holdings or any Subsidiary thereof for purposes of the Indenture if (a) any Capital Stock therein that is not owned by Holdings or any Subsidiary thereof shall be owned by a Person that is not an affiliate of Holdings, and (b) the organizational or joint venture documents of such Joint Venture shall, in the case of any Joint Venture that exists on the Issue Date, be in the form in effect on the Issue Date (as may be amended in accordance with the terms thereof, to the extent not adverse to the interests of the holders of the Notes).

“Lease Adjusted EBITDA” means Consolidated Adjusted EBITDA, excluding any amounts resulting from addbacks for, (x) any interest expense relating to or arising under any license or lease agreement(s) (determined in accordance with IFRS), (y) cash principal or capital payments related to any lease agreement (determined in accordance with IFRS), or (z) cash principal or capital payments relating to any license agreement (determined in accordance with IFRS), unless otherwise included as a deduction in the definition of Consolidated Adjusted EBITDA.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, Lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Madiacom Facility” means that certain credit facility by and among Madiacom, a simplified joint stock company regulated under the laws of France, having its registered office at Immeuble Sodacom quartier Bois Rouge, 97224, Ducos, registered under number 880041397 (“Madiacom”) and the lenders party thereto, as in effect as of the Issue Date and as the same may be amended from time to time.

“Market Intercreditor Agreement” means an intercreditor or subordination agreement or arrangement (which may take the form of a “waterfall” or similar provision) the terms of which are (a) in the case of an intercreditor or subordination agreement governing any Debt that is junior to the Notes Obligations, consistent with market terms governing intercreditor arrangements for the sharing or subordination of Liens or arrangements relating to the distribution of payments in respect of Collateral, as applicable, at the time the applicable agreement or arrangement is proposed to be established in light of the type of Debt subject thereto, or (b) in the case of the First Lien Intercreditor Agreement, or in the event a “Market Intercreditor Agreement” is to be entered into after the Issue Date with respect to any First Priority Obligations, the terms of which are, taken as a whole, not materially less favorable to the holders of the Notes than the terms of the First Lien Intercreditor Agreement.

“Material IP” means intellectual property registered in any jurisdiction that is material to the business of Holdings and its Subsidiaries, taken as a whole (as reasonably determined by the Issuers in good faith).

“Material Real Estate Asset” means any “fee-owned” Real Estate Asset, acquired by any Issuer after the Issue Date having a Fair Market Value, individually or in the aggregate, in excess of $25.0 million as of the date of acquisition thereof, and not located in Haiti.

“Maturity” means, with respect to any indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Minimum Consolidated Liquidity” means, as of any date, a minimum of $100.0 million in unrestricted Cash and Cash Equivalents held by the Issuers and their Subsidiaries, on a consolidated basis.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Proceeds” means (a) with respect to any Disposition, the cash proceeds (including Cash Equivalents and cash proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith and transfer and similar taxes and Holdings’ good faith estimate of income taxes paid or payable (including pursuant to tax sharing arrangements or that are or would be imposed on intercompany distributions with such proceeds) in connection with such Disposition), (ii) amounts provided as a reserve in accordance with IFRS against any liabilities under any indemnification obligation or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, other than to make a payment for which such amount was reserved, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Debt which is secured by the asset sold in such Asset Sale and which is required to be repaid or otherwise comes due or would be in default and is repaid (other than (x) any Debt that is secured by a Lien ranking pari passu with, or junior to, the Liens securing the Notes, or (y) any Debt that is assumed by the purchaser of such asset), (iv) cash escrows (until released from escrow to Holdings or any of its Subsidiaries) from the sale price for such Disposition, and (v) in the case of any Disposition by any non-Wholly-Owned Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (v)) attributable to any minority interest and not available for distribution to or for the account of Holdings or a Wholly-Owned Subsidiary as a result thereof; and (b) with respect to any issuance or incurrence of Debt or Capital Stock, the cash proceeds thereof, net of all taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

“New Take-Back Notes” means the Senior Notes to be issued by Newco in the Transactions.

“Newco” means Digicel MidCo Limited.

“Notes Obligations” means all Debt and other obligations of the Issuers and the Guarantors under or with respect to the Notes, the Guarantees, and the Notes Documents.

“Notes Documents” means the Indenture, the Notes, the Guarantees and the Collateral Documents.

“Officer’s Certificate” means a certificate signed by an officer of the Issuers, a Guarantor or a Surviving Entity, as the case may be, and delivered to the Trustee.

“Other Investors” means each PCG Ad Hoc Group Member (as defined in the Restructuring Support Agreement) that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 15% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of Holdings, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of Holdings, together with its affiliates and related funds.

“Parent Company” means any other Person, or group of Persons that are Affiliates of Holdings of which Holdings is an indirect Subsidiary.

“Pari Passu Debt” means (a) any Funded Debt of the Issuers that ranks equally in right of payment with the Notes, or (b) any Funded Debt of a Guarantor that ranks equally in right of payment to the Guarantee of such Guarantor; provided that, in each case, any such Debt is secured by ratable Liens on the Collateral having the same priority (but without regard to control of remedies) as the Liens securing the Notes Obligations, and is permitted to be incurred, secured and guaranteed on such basis by the Indenture, and is subject to the First Lien Intercreditor Agreement and any Market Intercreditor Agreement; provided, further, that, the aggregate principal amount of all Pari Passu Debt (including under the Senior Credit Facility) that may be outstanding at any time (except any Debt incurred as a result of the payment of interest in kind on Pari Passu Debt otherwise permitted hereunder in accordance with the terms thereof) shall not exceed an amount equal to (x) the aggregate principal amount of loans incurred under the Senior Credit Facility on the Issue Date (plus any Debt issued as payment of interest in kind thereon), plus (y) $100.0 million. The Notes (including any Notes issued as payment in kind thereon) shall not be deemed Pari Passu Debt.

“Permitted Debt” has the meaning given to such term under “Certain Covenants—Limitation on Debt.”

“Permitted DIP Financing” means any Debt incurred pursuant to a debtor-in-possession financing permitted pursuant to the First Lien Intercreditor Agreement.

“Permitted Holders” means (a) the Investors and (b) any Person with which one or more Investors form a “group” (within the meaning of Section 14(d) of the Exchange Act) so long as, in the case of this clause (b), the relevant Investors beneficially own more than 50% of the relevant Voting Stock beneficially owned by the group.

“Permitted Investments” means any of the following:

(a)	Cash or Investments that were Cash Equivalents at the time made;

(b)	Investments by:

(i)	either Issuer or any Guarantor in (x) either Issuer or any Guarantor, or (y) any other Person, if as a result of such Investment such other Person becomes an Issuer or a Guarantor, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, an Issuer or a Guarantor; provided that, in the case of this clause (i)(y), (A) no Event of Default has occurred and is continuing or would result therefrom, and (B) on a pro forma basis for such Investment, tested, at the option of Holdings, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, Holdings would have Minimum Consolidated Liquidity (provided that if Holdings has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment);

(ii)	any Subsidiary that is not an Issuer or a Guarantor in (x) either Issuer or any Subsidiary, or (y) any other Person, if as a result of such Investment such other Person becomes a Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, an Issuer or a Subsidiary; and

(iii)	either Issuer or any Guarantor in (x) any Subsidiary that is not an Issuer or a Guarantor, or (y) any other Person, if as a result of such Investment such other Person becomes a non-Guarantor Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, a non-Guarantor Subsidiary, in an aggregate amount not to exceed $25.0 million outstanding at any time; provided that no Event of Default has occurred and is continuing or would result therefrom; and provided, further that any equity interest in a Subsidiary acquired by either Issuer or any Guarantor as a result of an Investment pursuant to this clause (b)(iii), other than an Excluded Subsidiary, shall be pledged as Collateral (other than Excluded Assets and subject to the Agreed Security Principles).

(c)	any payments or other transactions pursuant to a tax sharing agreement between Holdings and any other Person with which Holdings files or filed a consolidated tax return or with which Holdings is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

(d)	Investments in any Similar Business in an aggregate outstanding amount not to exceed $50.0 million per fiscal year; (provided that 50% of any unused amount shall be carried forward to subsequent fiscal years (and which carried over amounts shall be deemed first applied in any subsequent fiscal year)); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, and (ii) on a pro forma basis for such Investment, tested, at the option of Holdings, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, Holdings has Minimum Consolidated Liquidity (provided that if Holdings has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment); and provided, further, that (i) any equity interests acquired as a result of an Investment pursuant to this clause (d) shall be pledged as Collateral (other than to the extent constituting Excluded Assets, and subject to the Agreed Security Principles), and (ii) to the extent that such an investee becomes a Subsidiary of the Company as a result of an equity investment, unless such investee would be classified as an Excluded Subsidiary, such entity shall provide a Guarantee of the Notes in accordance with the terms of the Indenture;

(e)	[reserved];

(f)	(i) Investments existing on, or contractually committed to as of, the Issue Date and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension thereof increases the amount of such Investment except by the terms thereof or as otherwise permitted under the Indenture;

(g)	Investments received in lieu of cash in connection with any Asset Sale permitted by the “Limitation on Sale of Certain Assets” covenant, or any other Disposition of assets not constituting an Asset Sale (other than pursuant to clause (f) of the definition of “Asset Sale”);

(h)	[reserved];

(i)	Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j)	Investments consisting of (or resulting from) Debt permitted under the “Limitation on Debt” covenant (other than Debt permitted under clauses (b) and (h) of paragraph (2) of “—Certain Covenants—Limitation on Debt”), including Debt in the form of guarantees of Debt of Newco or any other Parent Company incurred in accordance with the “Limitation on Debt” covenant, Permitted Liens, Restricted Payments permitted under the “Limitation on Restricted Payments” covenant (other than clause (i) of paragraph (3) of the “Limitation on Restricted Payments” covenant) and mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or Dispositions but permitted by the “Limitation on Sale of Certain Assets” covenant;

(k)	Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, sponsors, licensors, sublicensors, licensees and sublicensees;

(l)	(i) Investments consisting of stock, obligations or securities received in satisfaction of judgments, foreclosure of Liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)	loans and advances (or guarantees of third party loans) to directors, officers or employees of Holdings or any Subsidiary made in the ordinary course of business and consistent with Holdings’ past practices or past practices of the Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time $1.0 million;

(n)	[reserved];

(o)	(i) Investments of any Subsidiary acquired after the Issue Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, Holdings or any Subsidiary after the Issue Date, in each case as part of an Investment otherwise permitted under the Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted under the Indenture;

(p)	[reserved];

(q)	Investments made after the Issue Date by Holdings and the Guarantors (i) in an aggregate amount at any time outstanding not to exceed $25.0 million; plus (ii) the amount of any net cash proceeds of contributions in respect of Qualified Capital Stock of Holdings received by Holdings not more than 30 days prior to the applicable Investment;

(r)	[reserved];

(s)	(i) guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Debt and (ii) guarantees of the lease obligations of suppliers, customers, franchisees and licensees of Holdings and/or its Subsidiaries, in each case, in the ordinary course of business;

(t)	Investments in any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant (other than clause (i) thereof); provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under the “Limitation on Restricted Payments” covenant;

(u)	[reserved];

(v)	expenses or advances in the ordinary course of Holdings’ or any Subsidiary’s business to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of Holdings or any Subsidiary in accordance with IFRS;

(w)	Investments arising under or in connection with any Derivative Transaction of the type permitted under clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(x)	[reserved];

(y)	Investments made in Joint Ventures as required by, or made pursuant to, buy/sell arrangements between the Joint Venture parties set forth in Joint Venture agreements and similar binding arrangements in effect on the Issue Date or entered into after the Issue Date in the ordinary course of business;

(z)	unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law;

(aa)	Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of any Parent Company of Holdings, Holdings, its Subsidiaries and/or any Joint Venture;

(bb)	[reserved];

(cc)	the conversion to Qualified Capital Stock of any Debt owed by Holdings or any Subsidiary and permitted under “Certain Covenants—Limitation on Debt;”

(dd)	Investments by Unigestion Holding, S.A. in Turgeau Developments S.A. for the purposes of funding service, utility, operational and other similar fees and expenses in respect of the Haiti Hotel; provided that (x) the aggregate amount of such Investments does not exceed $4.0 million in any fiscal year, and (y) such Investments shall be pledged as Collateral (subject to the Agreed Security Principles);

(ee)	Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments that are Permitted Investments and any other pledges or deposits permitted by the “Limitation on Liens” covenant;

(ff)	pro rata Investments in cash in (i) loans under the Senior Credit Facility and (ii) the Notes;

(gg)	guarantees of obligations of Holdings or any Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of Holdings to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

(hh)	Investments in Madiacom representing required capital contributions that pursuant to the terms of the Joint Venture agreement (as in effect on the Issue Date); provided that (i) the aggregate amount of Investments made pursuant to this clause (hh) may not exceed (A) per fiscal year, the lesser of (x) $25.0 million and (y) the pro rata share of the amount of actual capital expenditures (based on Holdings’ and its Subsidiaries equity ownership of Madiacom required by Madiacom in the particular fiscal year), and (B) $40.0 million in the aggregate since the Issue Date and (ii) no Specified Event of Default exists and is continuing or would result from such Investment (other than with respect to an Immaterial Subsidiary).

“Permitted Liens” means the following types of Liens:

(a)	Liens securing Debt incurred pursuant to clause (2)(a) under “Certain Covenants—Limitation on Debt;” provided that, if any such Lien is on Collateral, the holders of such Debt (or a representative thereof) shall be party to the First Lien Intercreditor Agreement or, if such Debt ranks junior in right of payment to the Notes, an Acceptable Intercreditor Agreement;

(b)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves in accordance with IFRS shall have been set aside;

(c)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of Holdings’ or any Subsidiary’s business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s Liens or bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(d)	Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations, (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii) pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to Holdings and its Subsidiaries or (y) leases or licenses of property otherwise permitted under the Indenture and (iv) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above;

(e)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of- way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects and incurred in the ordinary course of business that do not in the aggregate interfere with in any material respect the ordinary conduct of the business of Holdings and its Subsidiaries on the properties subject thereto, taken as a whole;

(f)	Liens (i) solely on any Cash (or Cash Equivalent) earnest money deposits (including as part of any escrow arrangement) made by Holdings and/or any of its Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted under the Indenture (or to secure letters of credit, bank guarantees or similar instruments posted in respect thereof) or (ii) consisting of (A) an agreement to dispose of any property in a Disposition permitted under the “Limitation on Sale of Certain Assets” covenant and/or (B) the pledge of Cash or Cash Equivalents as part of an escrow or similar arrangement required in any Disposition permitted under the “Limitation on Sale of Certain Asset” covenant;

(g)	precautionary or purported Liens evidenced by the filing of UCC financing statements or similar financing statements under applicable requirements of law relating solely to (i) operating leases or consignment or bailee arrangements entered into in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement or similar financing statement under applicable requirements of law is required;

(h)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of Holdings’ or any Subsidiary’s business;

(i)	Liens in connection with any zoning, building or similar requirement of law or right reserved to or vested in any governmental authority to control or regulate the use of any dimensions of real property or any structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(j)	Liens securing Debt permitted pursuant to clause (n) (solely with respect to the permitted refinancing, refunding or replacement of Debt permitted pursuant to clauses (a), (c), (i), (k) and (l) of paragraph (2) under “Certain Covenants—Limitation on Debt”); provided that no such Lien extends to any asset not covered by the Lien securing the Debt that is being refinanced (it being understood that such refinancings, refundings or replacements of individual financings of the type permitted under clause (k) under such covenant provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(k)	Liens existing on the Issue Date after giving effect to the Transactions (and any modification, replacement, refinancing, renewal or extension thereof); provided that (1) no such Lien extends to any additional property other than (a) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Debt permitted under the “Limitation on Debt” covenant and (b) proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) and (2) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Debt, is permitted by the “Limitation on Debt” covenant;

(l)	Liens arising out of Sale and Lease-Back Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant; provided that such Liens attach only to the property sold and being leased in such transaction, and any accessions and additions thereto or proceeds and products thereof and related property;

(m)	Liens securing Capital Leases and purchase money Debt permitted pursuant to clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that any such Lien shall encumber only the asset acquired with the proceeds of such Debt and proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(n)	Liens securing Debt permitted pursuant to clause (l) of paragraph (2) of “—Certain Covenants—Limitation on Debt” on the relevant acquired assets or on the Capital Stock and assets of the relevant newly acquired Subsidiary; provided that no such Lien (x) extends to or covers any other assets (other than the proceeds or products thereof, replacements, accessions or additions thereto and improvements thereon, it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) or (y) was created in contemplation of the applicable acquisition of assets or Capital Stock;

(o)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Holdings or any Subsidiary arising in the ordinary course of Holdings’ or any Subsidiary’s business, including rights of offset and set-off;

(p)	(i) Liens on assets of Subsidiaries that are not Guarantors to secure trade and operational Debt (other than Funded Debt) arising in the ordinary course of business, (ii) Liens on local currency cash deposits of borrowers under a permitted Foreign Working Capital Facility to secure obligations thereunder, and (iii) involuntary Liens arising out of operation of law;

(q)	Liens securing obligations (other than obligations representing Debt for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of Holdings and/or its Subsidiaries;

(r)	Liens securing any Foreign Working Capital Facilities permitted pursuant to clause (w) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that such Liens may only be pledged over assets of a borrower that incurred such Debt in respect of Foreign Working Capital Facilities;

(s)	other Liens on assets securing Debt or other obligations of the Issuers and the Guarantors in an aggregate principal amount at any time outstanding not to exceed $25.0 million; provided that such Liens may not secure Funded Debt;

(t)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(u)	the rights reserved or vested in any Person (including any governmental authority) by the terms of any lease, license, franchise, grant or permit held by Holdings or any of its Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(v)	Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under clauses (d), (e), (g) and (s) of paragraph (2) of the “Limitation on Debt” covenant;

(w)	Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by under the Indenture or (ii) by operation of law under Article 2 of the UCC (or any similar applicable law of any jurisdiction);

(x)	Liens (i) in favor of the Issuers or the Guarantors and/or (ii) granted by any non-Guarantor Subsidiary in favor of any Issuer or any Subsidiary;

(y)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(z)	Liens on specific items of inventory or other goods and the proceeds thereof securing the relevant Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(aa)	Liens securing (i) obligations under hedge agreements between any Issuer, any Guarantor or any Subsidiary and any other Person in connection with any Derivative Transaction of the type described in clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt” and/or (ii) obligations of the type described in clause (f) of paragraph (2) of “—Certain Covenants—Limitation on Debt,” which Liens, in each case under this clause (aa), may be (but are not required to be) secured by all of the Collateral on a pari passu basis with respect to the obligations so long as the Lien on the Collateral is subject to the First Lien Intercreditor Agreement;

(bb)	(i) Liens on Capital Stock of Joint Ventures securing capital contributions to, or obligations of, such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in Joint Venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

(cc)	Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Debt;

(dd)	undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(ee)	with respect to any Subsidiary, Liens and privileges arising mandatorily by any requirement of law; provided such Liens and privileges extend only to the assets or Capital Stock of such Subsidiary;

(ff)	Liens arising solely in connection with rights of dissenting equity holders pursuant to any requirement of law in respect of any acquisition or other similar Investment;

(gg)	Liens on the Collateral ranking junior to the Liens securing the Notes and the Guarantees pursuant to an intercreditor agreement containing customary terms (as certified by Holdings to the Trustee);

(hh)	Liens on notes receivable, accounts receivable and related assets and the equity interests of any Excluded Subsidiary under paragraph (f) of the definition thereof, in each case, securing any Permitted Receivables Financing; and

(ii)	Liens on assets of Subsidiaries other than the Guarantors securing Debt of Subsidiaries other than the Guarantors.

“Permitted Receivables Financing” means any securitization, any receivables facility, or any financing of notes receivable, accounts receivable and other rights to payment and the proceeds thereof, as the case may be, in each case, entered into by Holdings or any of its Subsidiaries with a third party (other than DOB) on a non-recourse basis (except for (i) recourse to any assets owned by Holdings or any such Subsidiary underlying such financing, so long as the aggregate principal amount shall not exceed $50.0 million in any fiscal year, (ii) any Standard Securitization Undertakings, and (iii) an unsecured parent guarantee by the Person that is the direct parent of the borrower under such financing), on arms’ length terms and in good faith; provided, that, (a) the aggregate principal amount of Debt outstanding at any time thereunder shall not exceed $50.0 million, and (b) no Event of Default shall have occurred and be continuing as of the time of effectiveness of such Permitted Receivables Financing, or would result therefrom.

“Permitted Transferee” means, with respect to Person, (i) such Person’s spouse or children (natural or adopted), any trust for Person’s benefit or the benefit of his spouse or children (natural or adopted), or any corporation, limited liability company or partnership, a majority of the direct and beneficial equity ownership of which is held by such Person or one or more of the foregoing, but only so long as such Person shall retain ultimate control over the transferred assets; and (ii) the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such Person’s assets.

“Person” means any natural person, corporation, limited liability company, trust, Joint Venture, association, company, partnership, governmental authority or any other entity.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma basis” or “pro forma effect” means, with respect to any determination of the Total Leverage Ratio, Consolidated Secured Leverage Ratio, Consolidated Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets (including component definitions thereof) that each Subject Transaction shall be deemed to have occurred as of the first day of the Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of cash and Cash Equivalents in connection with an acquisition of a Person, business line, unit, division or product line), as of the last day of the Test Period) with respect to any test or covenant for which such calculation is being made and that:

(a)	(i) in the case of any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of Holdings or any Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made, and (ii) in the case of any acquisition permitted by the Indenture or Permitted Investment in a Subsidiary as described in the definition of “Subject Transaction,” income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with the definition of “Consolidated Adjusted EBITDA;”

(b)	any retirement or repayment of Debt (other than normal fluctuations in revolving Debt incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made;

(c)	any Debt incurred by Holdings or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Debt has a floating or formula rate, such Debt shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Debt at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Debt), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate determined by a responsible officer of Holdings in good faith to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by Holdings; and

(d)	the acquisition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets, whether pursuant to any Subject Transaction or any Person becoming a Subsidiary or merging, amalgamating or consolidating with or into Holdings or any of its Subsidiaries, or the Disposition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets shall be deemed to have occurred as of the last day of the applicable Test Period with respect to any test or covenant for which such calculation is being made.

“Proxy Statement” means the proxy solicitation statement, dated as of August 21, 2023, with respect to the Bermuda schemes of arrangement related to the Transactions contemplated by the Restructuring Support Agreement.

“Public Company Costs” means charges associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and charges relating to compliance with the provisions of the Securities Act and the Exchange Act (and in each case, any similar requirement of law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’, compensation, fees and expense reimbursement, charges relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualifying IPO” means any transaction or series of related transactions that results in any of the common Capital Stock of Holdings, the Company or any Parent Company being publicly traded on any U.S. national securities exchange or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom or any country in the European Union.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided, that if any of Moody’s, S&P and Fitch ceases to rate the Notes or fails to make a rating of the r Notes publicly available for reasons outside of the Company’s and the Guarantors’ control, a “nationally recognized statistical rating organization,” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Issuers as a replacement agency for Moody’s, S&P or Fitch, or any of them, as the case may be, with respect to making a rating of the Notes.

“Real Estate Asset” means, at any time of determination, all right, title and interest of either Issuer or any Guarantor in and to all owned real property and all real property leased or subleased by either Issuer or any Guarantor (including, but not limited to, land, improvements and fixtures thereon) of such Issuer or Guarantor. For the avoidance of doubt, Real Estate Assets shall not include any right under any co-location or similar agreement.

“Replacement Assets” means properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used or useful in Holdings’ business or in that of the Subsidiaries, including Investments but excluding Cash and Cash Equivalents.

“Restructuring Support Agreement” means that certain restructuring support agreement, dated as of June 27, 2023 by and among Digicel Limited, Digicel Holdings (Bermuda) Limited, the Issuers, DIFL US Finance LLC, the supporting lenders party thereto and DOB, incorporated by reference into the Proxy Statement.

“Restricted Debt” means (i) the DHL Subordinated Intercompany Loan, (ii) the New Take-Back Notes, and any other debt of any direct or indirect parent of the Company, and (iii) any Funded Debt incurred by any Issuer or Subsidiary thereof (other than First Priority Obligations incurred in accordance with the Indenture).

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Senior Credit Facility” means that certain First Lien Credit Agreement to be dated on or about the Issue Date by and among the lenders party thereto and Wilmington Savings Fund Society, FSB, as Administrative Agent and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Senior Credit Facility Obligations” means all Debt and other obligations of the Issuers and the Guarantees under or with respect to the Senior Credit Facility.

“Series” means (i) the Notes, (ii) the obligations under the Senior Credit Facility and (iii) each other issuance or incurrence of Debt that is secured on a pari passu basis with the foregoing.

“Services Agreement” means the services agreement to be entered into by and among Holdings, certain of its Subsidiaries and Mr. Denis O’Brien on or about the Issue Date, as contemplated by the Restructuring Support Agreement as in effect as of the Issue Date, or as modified in accordance with the terms thereof (so long as such modification is not adverse to the holders of the Notes).

“Shared Collateral” means, at any time, Collateral in which the holders of two or more Series of First Priority Obligations (or the Collateral Agent for their benefit) hold a valid and perfected security interest at such time. If more than two Series of First Priority Obligations are outstanding at any time and the holders of less than all Series of First Priority Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Priority Obligations that hold a valid and perfected security interest in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time. As of the Issue Date, all Collateral shall be Shared Collateral with respect to the Notes and the Senior Credit Facility.

“Shareholders Agreement” means that certain shareholders agreement, dated as of the Issue Date, among DHL and the shareholders party thereto.

“Significant Equity Holder” means any Person (other than an Other Investor or an Affiliated Holder, or any of their respective affiliates/related funds) that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 25% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of Holdings, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of Holdings.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of Holdings within the meaning of Article I Rule 1-02(w) under Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the Indenture (provided that clause (3) thereof shall be read as if all references to income from continuing operations before income taxes are instead to Consolidated Adjusted EBITDA), for avoidance of doubt, the Company and the Issue Date Guarantors shall be considered Significant Subsidiaries.

“Similar Business” means any Person the majority of the revenues of which are derived from those material lines of business engaged in by Holdings or any Subsidiary on the Issue Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses.

“Specified Event of Default” means, with respect to either Issuer or a Guarantor, an Event of Default under clauses (a), (b) or (g) of paragraph (1) under the heading “—Events of Default”.

“Specified Intercompany Loans” means intercompany loans owing at any time by DGHL to DL and/or to one or more of DL’s Subsidiaries, and any intercompany receivables, rights and/or claims that DL or any of its Subsidiaries have or may have at any time in respect of any Future DPL Sale Proceeds or any remaining assets DGHL, and/or against DGHL, and includes the Specified Intercompany Loans referred to (and as defined) on Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares.”

“Spot Rate” means, on any day, with respect to any currency in relation to Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m., London time, on the date two (2) Business Days prior to such date on the Bloomberg Foreign Exchange Rates & World Currencies Page for such currency. In the event that such rate does not appear on the applicable Bloomberg Foreign Exchange Rates & World Currencies Page, the Spot Rate shall be calculated by reference to such other publicly available service for displaying exchange rates as may be determined by Holdings; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, Holdings may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Standard Securitization Undertakings” means all representations, warranties, covenants, pledges, transfers, purchases, dispositions, guaranties and indemnities (including repurchase obligations in the event of a breach of representation and warranty) and other undertakings made or provided, and servicing obligations undertaken, by any Issuer or any of their respective Subsidiaries that the Issuers have determined in good faith to be customary in connection with a Permitted Receivables Financing.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

“Subject Transaction” means, with respect to any Test Period, (a) any acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in (x) any Subsidiary which serves to maintain or increase Holdings’ or any Subsidiary’s respective equity ownership in such Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing Holdings’ or its relevant Subsidiary’s ownership interest in such Existing Joint Venture), in each case that is permitted by the Indenture, (c) any Disposition of all or substantially all of the assets or Capital Stock of a Subsidiary (or any business unit, line of business or division of Holdings or a Subsidiary) not prohibited by the Indenture, (d) any incurrence or repayment of Debt (other than revolving Debt) and/or (e) any other event that by the terms of the Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subordinated Debt” means Debt of the Issuers or any of the Guarantors that is subordinated in right of payment to the Notes or the Guarantees of such Guarantors, as the case may be.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, Joint Venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; provided, that, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” shall mean any direct or indirect Subsidiary of Holdings.

“Synthetic Transaction” means any securitization, receivables facility or any receivables financing, factoring transaction, or any other synthetic or off-balance-sheet financing transaction, including any Permitted Receivables Financing.

“Test Period” means, as of any date, the period of four consecutive fiscal quarters then most recently ended for which financial statements under “Reports,” have been delivered (or are required to have been delivered); it being understood and agreed that prior to the first delivery (or required delivery) of financial statements under “Reports,” “Test Period” means the period of four consecutive fiscal quarters most recently ended for which financial statements of Holdings and its Subsidiaries are available.

“Total Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA for the Test Period or as otherwise specified where the term “Total Leverage Ratio” is used in the Indenture, in each case for Holdings and its Subsidiaries.

“Transactions” means the consummation of the transactions contemplated by the Restructuring Support Agreement, including, without limitation, (a) the issuance of the Notes on the Issue Date, (b) the issuance of new Senior Cash Pay/PIK Notes due 2028 to be issued by Newco, (c) the issuance of common shares of DHL and (d) the issuance of Exit Preferred Shares in connection with certain scheme of arrangements pursuant to section 99 of the Companies Act 1981 of Bermuda.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“UCC” means, as applicable to the jurisdiction in determination, (i) the Uniform Commercial Code, as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the creation or perfection of security interests, or (ii) any statute, code or law of any other state, country or jurisdiction (including, without limitation, Bermuda and any other jurisdiction applicable to Holdings, the Company or any of their respective direct or indirect Subsidiaries, or any of the respective assets of any of the foregoing), to the extent such statute, code or law governs or set forth any rules, regulations or procedures relating to the creation or perfection of security interests in such jurisdiction.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of such Person and (b) Cash and Cash Equivalents of such Person that are restricted in favor of the Credit Facilities and/or other permitted pari passu or junior secured Debt (which may also include Cash and Cash Equivalents securing other Debt that is secured by a Lien on Collateral along with the Credit Facilities and/or any other permitted pari passu or junior secured Debt), in each case as determined in accordance with IFRS.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Debt; provided that the effect of any prepayment made in respect of such Debt shall be disregarded in making such calculation.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

ANNEX II—Description of the new dml unsecured notes

The definitions of certain terms used in this description are set forth under the sub-heading “—Certain Definitions.” In this “Description of the New DML Unsecured Notes,” the word “Issuer” refers to Digicel MidCo Limited, which will be the issuer of the Notes, and not to any of its Subsidiaries. The word “Notes” refers also to “book-entry interests” in the Notes, as defined herein.

The Issuer will issue the Notes (as defined below) offered hereby under an indenture to be dated as of the Issue Date (the “Indenture”) among the Issuer and Wilmington Savings Fund Society, FSB, as trustee for the Notes (the “Trustee”). The terms of the Notes include those set forth in the Indenture. The Indenture is required to be and will be qualified under the Trust Indenture Act of 1939, and will include certain provisions as required in connection therewith, as determined by the Trustee.

The following description is a summary of the material terms of the Indenture. It does not, however, purport to restate, and is qualified in its entirety by reference to, the provisions of the Indenture and the other Notes Documents, and, where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Notes and the Indenture, as applicable. You should read the Indenture because it contains additional information and because the Indenture and not this description defines your rights as a holder of the Notes. A copy of the proposed form of the Indenture may be requested from the Issuer at the address indicated under “Summary—Corporate Information” in the Proxy Statement.

Brief Description of the Notes

The Notes and the Issuer’s Notes Obligations will:

(a)	be the Issuer’s general unsecured obligations;

(b)	mature on November 25, 2028; and

(c)	bear interest payable in cash and in kind, as described in “Principal, Maturity and Interest” below.

The Issuer’s obligations under the Notes and the Indenture will not be guaranteed by any of the Issuer’s Subsidiaries. As a result, the Notes will be structurally subordinated to all liabilities of the Issuer’s Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the Issuer’s Subsidiaries, the Issuer’s Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to the Issuer. As of March 31, 2023, on an as adjusted basis after giving effect to the various transactions described under “Capitalization,” the Issuer’s Subsidiaries would have had an aggregate of approximately $3.07 billion of long-term debt.

The Indenture will require the Issuer and each of its Subsidiaries to be subject to, and comply with, each of the restrictive covenants in the Indenture, including as described below under “Certain Covenants” below.

Ranking of the Notes

The Notes and the Issuer’s Notes Obligations will:

(a)	be general, senior unsecured obligations of the Issuer;

(b)	rank equally and pari passu in right of payment with any and all of the Issuer’s existing and future unsubordinated Debt;

(c)	be effectively senior to any and all of the Issuer’s existing and future Debt that is subordinated in right of payment;

(d)	be structurally subordinated to any and all existing and future Debt and other liabilities of any of the Issuer’s Subsidiaries (including the New DIFL Secured Notes and the Senior Credit Facility); and

(e)	be effectively subordinated to any and all of the Issuer’s existing and future secured Debt to the extent of the value of the assets securing such Debt.

Although the Indenture will contain limitations on the amount of additional Debt that the Issuer and its Subsidiaries may incur, the amount of such additional Debt could be substantial.

Principal, Maturity and Interest

The Notes will mature on November 25, 2028 and 100% of the principal amount thereof will be payable on that date, unless redeemed prior thereto as described herein. The Issuer will issue $396.4 million aggregate principal amount of senior unsecured cash pay/PIK notes due 2028 (the “Notes”). The Notes will be issued only in fully registered form, without coupons, in denominations of $1.00 and any integral multiple of $1.00 above such amount. Subject to the covenant described under “Certain Covenants—Limitation on Debt,” the Issuer is permitted to issue additional Notes (in addition to any PIK Notes, as defined below) under the Indenture (“Additional Notes”) from time to time; provided that if the Additional Notes are not fungible with the Notes for U.S. income tax purposes, the Additional Notes will have a separate CUSIP number. The Notes and any Additional Notes will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and in this “Description of the New DML Unsecured Notes” references to the “Notes” include references to any Additional Notes that are actually issued. The Issuer is also permitted to issue PIK Notes as required by the next succeeding paragraph.

From the Issue Date until the second anniversary of the Issue Date, the Notes will accrue interest at a rate of 10.5% per annum, payable semi-annually by increasing the principal amount of the outstanding Notes or by issuing Notes (such notes, “PIK Notes”) (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Notes (in each case, a “PIK Payment”). From and after the second anniversary of the Issue Date, the Issuer will have the option to pay interest on the Notes as PIK Interest or in cash and interest will be payable at a rate of 11.0% per annum if paid as PIK Interest and at a rate of 10.5% per annum if paid in cash; provided that the Issuer may elect to pay the interest in cash only if (i) the aggregate amount of unrestricted cash and cash equivalents at DIFL and the New DIFL Guarantors, calculated on a pro forma basis for such cash interest payment, would be at least $100.0 million, (ii) the interest on the loans outstanding under each of the Senior Credit Facility and the New DIFL Secured Notes has been paid in cash on the most recent interest payment dates, and (iii) either (a) the Consolidated Secured Leverage Ratio of DIFL and its consolidated subsidiaries, calculated on a pro forma basis for such cash interest payment, would not exceed 3.00 to 1.00 or (b) DIFL maintains a public corporate credit facility rating and a public corporate family rating of B2/B Stable or higher by at least two of the Ratings Agencies.

The Issuer may elect to pay interest as cash with respect to an interest period by delivering a notice to the Trustee at least 15 days prior to the beginning of such interest period. The Trustee, at the expense of the Issuer, shall promptly deliver a corresponding notice to the Holders. Substantially concurrently with delivering its payment election notice to the Trustee, the Issuer shall deliver the same notice to each of DIFL and DIHL.

Interest will be payable on each Note on May 15 and November 15 of each year, commencing on May 15, 2024 and at Maturity. The Issuer will pay interest on each Note in respect of the principal amount thereof outstanding to those persons who were holders of record on the May 1 or November 1, as the case may be, immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will be paid on overdue principal and other overdue amounts at the same rate.

The Issuer will pay cash interest on overdue installments of principal and interest at 1% per annum in excess of the above cash interest rate.

Notwithstanding the foregoing, any interest otherwise payable in PIK Notes upon redemption, required repurchase or Maturity shall be paid in cash.

Transfer and Exchange

A holder of the Notes may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

Additional Amounts

All payments that the Issuer makes under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Issuer is organized or is a resident for tax purposes or from or through which any of the foregoing makes any payment on the Notes or by or within any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If the Issuer is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer will pay additional amounts in cash (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder of the Notes after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

Notwithstanding the above, the Issuer will not pay Additional Amounts to a holder or beneficial owner of Notes:

(a)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the holder’s or beneficial owner’s present or former connection with the Relevant Taxing Jurisdiction (other than a connection arising by reason of the acquisition, ownership, holding or Disposition of the Notes or by reason of the receipt of payments thereunder or the exercise or enforcement of rights under any Notes or the Indenture);

(b)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the failure of the holder or beneficial owner of Notes, following the Issuer’s written request addressed to the holder, to the extent such holder or beneficial owner is legally entitled to do so, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c)	in respect of any Tax imposed or withheld pursuant to Sections 1471 through 1474 of the Code, as of the date of the indenture (or any amended or successor version of such sections that is substantively comparable), current or future Treasury Regulations issued thereunder or any official interpretation thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code as of the date of the indenture (or any amended or successor version described above), and any intergovernmental agreement (or related governmental regulations, rules or official administrative practices) implementing the foregoing;

(d)	with respect to any estate, inheritance, gift, sales, transfer or personal property tax or any similar Taxes;

(e)	if such holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment and the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had such holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such Note (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or sole beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or sole beneficial owner);

(f)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for whichever occurs later;

(g)	with respect to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the European Council Directive on the taxation of savings income which was adopted by the ECOFIN Council on June 3, 2003 or any law implementing or complying with, or introduced in order to conform to such directive (the “EU Savings Tax Directive”) or is required to be made pursuant to the agreement between the European Community and the Swiss Confederation dated October 26, 2004 providing for measures equivalent to those laid down in the EU Savings Tax Directive (the “EU-Swiss Savings Tax Agreement”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreement; and

(h)	with respect to any combination of the items listed above.

The Issuer will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer will make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes. The Issuer will provide to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld are due pursuant to applicable law, either a certified copy of tax receipts evidencing payment, or, if such tax receipts are not reasonably available to the Issuer, such other documentation that provides reasonable evidence of such payment by the Issuer.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuer will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. The Issuer will promptly publish a notice in accordance with the provisions set forth in “—Notices” stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

The Issuer will indemnify and hold harmless the holders of Notes, and, upon written request of any holder of Notes, reimburse such holder for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such holder in connection with payments made under or with respect to the Notes held by such holder; and (ii) any Taxes levied or imposed by a Relevant Taxing Jurisdiction with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the eligible holder of the Notes would not have been eligible to receive payment of Additional Amounts pursuant to exceptions (a) through (h) above or to the extent such holder received Additional Amounts with respect to such payments.

In addition, the Issuer will pay any present or future stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, registration or delivery of the Notes or any other document or instrument referred to thereunder and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes and/or any other such document or instrument.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person to the Issuer and to any jurisdiction in which such successor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. Whenever the Indenture or this “Description of the New DML Unsecured Notes” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

Optional Redemption

At any time, upon not less than 15 nor more than 60 days’ notice, the Issuer may, subject to compliance with the covenants contained in the Indenture, on any one or more occasions, redeem all or a portion of the Notes at a redemption price equal to 100.0% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date.

This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

If the Issuer redeems less than all of the outstanding Notes, such redemption shall be on a pro rata basis, and the Trustee shall select the Notes to be redeemed in the manner described under “Redemption, Selection and Notice.”

Mandatory Redemption

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase the Notes as described under the captions “—Purchase of Notes upon a Change of Control” and “—Certain Covenants—Limitation on Sale of Certain Assets.”

Offers to Purchase; Open Market Purchases

The Issuer and its Subsidiaries shall not be permitted to, at any time, redeem, repurchase, purchase, acquire or otherwise transact in the Notes (whether in the open market or in privately negotiated transactions, or pursuant to one or more tender or exchange offers or otherwise) unless such transaction is offered to all holders on a pro rata basis. Any Notes repurchased or redeemed as permitted by the Indenture must be delivered to the Trustee for cancellation.

Redemption, Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed (so long as resulting in such redemption being on a pro rata basis), (b) if the Notes are not listed on any securities exchange, on a pro rata basis, to the extent practicable, or if the pro rata basis is not practicable for any legitimate reason (as determined by the Trustee in good faith), by lot or such other similar method as the Trustee shall deem fair and appropriate to give effect to the pro rata requirements otherwise applicable, in each case in accordance with the procedures of DTC (except that any Notes represented by a global note will be redeemed in accordance with the procedures of DTC). No partial redemption shall reduce the principal amount of a Note not so redeemed to less than $1.00.

Notices of purchase or redemption shall be mailed by the Issuer by first-class mail, postage prepaid, at least 15 but not more than 60 days before the purchase or redemption date to each holder of Notes at such holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Any redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent including, but not limited to, completion of an equity offering, a refinancing transaction or any other corporate transaction. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

At the Issuer’s written request, the Trustee shall give a notice of redemption in the Issuer’s name and at the Issuer’s expense. In such event, the Issuer shall provide the Trustee with the notice and other information required by this section.

Purchase of Notes upon a Change of Control

If a Change of Control occurs at any time, then the Issuer must make an offer (a “Change of Control Offer”) to each holder of Notes to purchase such holder’s Notes, in whole or in part in integral multiples of $1.00, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant regular record dates that are prior to the Change of Control Purchase Date to receive interest due on an interest payment date). Purchases made under a Change of Control Offer will also be subject to other procedures set forth in the Indenture.

Within 30 days following any Change of Control, the Issuer will send notice of the Change of Control Offer by first-class mail, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register, which notice will state:

(i)	that a Change of Control has occurred, and the date it occurred;

(ii)	the circumstances and relevant facts regarding such Change of Control;

(iii)	the Change of Control Purchase Price and the Change of Control Purchase Date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations;

(iv)	that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date unless the Change of Control Purchase Price is not paid;

(v)	that any Note (or part thereof) not tendered will continue to accrue interest; and

(vi)	any other procedures that a holder of the Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

The Trustee will promptly authenticate and deliver a new Note or Notes equal in principal amount to any unpurchased portion of Notes surrendered, if any, to the holder of Notes in global form or to each holder of certificated Notes; provided that each such new Note will be in a principal amount of $1.00 or an integral multiple of $1.00 above such amount. The Issuer will publicly announce the results of a Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The ability of the Issuer to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that would constitute a Change of Control could constitute a default under the Senior Credit Facility. In addition, certain events that may constitute a change of control under the Senior Credit Facility and cause a default thereunder may not constitute a Change of Control under the Indenture. The New DIFL Secured Notes, the Senior Credit Facility and the Issuer’s future indebtedness and the future indebtedness of its Subsidiaries may also require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the Notes of their right to require a repurchase of the Notes upon a Change of Control could cause a default under such indebtedness, even if the Change of Control itself does not, due to the possible financial effect on the Issuer of such repurchase.

If a Change of Control Offer is made, the Issuer cannot provide any assurance that it will have available funds sufficient to pay the Change of Control Purchase Price for all the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. If the Issuer fails to make or consummate a Change of Control Offer or pay the Change of Control Purchase Price when due, such failure would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under “—Events of Default.”

Even if sufficient funds were otherwise available, the terms of the other indebtedness of the Issuer and its Subsidiaries may prohibit the prepayment of the Notes prior to their scheduled maturity. If the Issuer was not able to prepay any indebtedness containing any such restrictions or obtain requisite consents, the Issuer would be unable to fulfill its repurchase obligations to holders of Notes who exercise their right to redeem their Notes following a Change of Control, which would cause a Default under the Indenture. A Default under the Indenture, unless waived by holders, would result in a cross-default under certain of the financing arrangements described under “Description of Other Indebtedness” in the Proxy Statement.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuer will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the provisions of the Indenture will not give holders of the Notes the right to require the Issuer to repurchase the Notes in the event of certain highly leveraged transactions, or certain other transactions, including a reorganization, restructuring, merger or similar transaction and, in certain circumstances, an acquisition by the Issuer’s management or its Affiliates, that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. Any such transaction, however, would have to comply with the applicable provisions of the Indenture, including the “Limitation on Debt” covenant. The existence of a holder of the Notes’ right to require the Issuer to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring the Issuer or its Subsidiaries in a transaction which constitutes a Change of Control.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuer or such third party will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of redemption.

The Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of such conflict.

“Change of Control” means the occurrence of any of the following events:

(a)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the voting or economic power or interests of the Issuer’s (or of any direct or indirect parent of the Issuer’s) outstanding Capital Stock (on a fully diluted basis), but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, and (ii) any underwriter in connection with any equity offering; or

(b)	any change of control or similar event occurs and is not waived under the New DIFL Secured Notes, the Senior Credit Facility or any other Debt with a principal amount of at least $50.0 million under which the Issuer is obligor.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Issuer becomes a direct or indirect wholly owned Subsidiary of a holding company and (2) (a) the direct or indirect holders of the Capital Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of the Issuer’s Capital Stock (or the Capital Stock of any Parent Company of the Issuer, if applicable) immediately prior to that transaction, or (b) no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the beneficial owner of 35% or more of the voting or economic power or interests of the Capital Stock of such ultimate parent holding company.

Certain Covenants

The Indenture will contain, among others, the following covenants.

Limitation on Debt

(1)       The Issuer will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or otherwise become liable with respect to any Debt.

(2)       This covenant will not, however, prohibit the following (collectively, “Permitted Debt”):

(a)	the incurrence by the Issuer or any Subsidiary of Debt under the Senior Credit Facility (including Debt outstanding on the Issue Date) and any other Credit Facilities (including as Senior Debt, Pari Passu Debt and Additional Notes); provided that the aggregate amount of Debt outstanding under Credit Facilities at any time shall not exceed the sum of (i) $2,500.0 million plus the principal amount of any Debt issued as payment of interest in kind on such Debt pursuant to the terms thereof and outstanding thereunder, less any amount of such Debt that is permanently repaid as provided under the “Limitation on Sale of Certain Assets” covenant, plus (ii) $100.0 million plus the principal amount of any Debt issued as payment of interest in kind thereon pursuant to the terms thereof and outstanding thereunder; provided that in connection with Debt incurred pursuant to clause (ii), the use of proceeds of such Debt is limited to (A) working capital purposes, (B) capital expenditures, (C) Permitted Investments, (D) refinancing, refunding or replacing Debt incurred under this clause 2(a) and (E) general corporate purposes;

(b)	Debt of the Issuer to any Subsidiary and/or of any Subsidiary to the Issuer or any other Subsidiary; provided that any such Debt of the Issuer owed to any Subsidiary must be subordinated in right of payment to the Notes on customary terms;

(c)	to the extent constituting Debt, Sale and Lease-Back Transactions permitted under (i) clause (A) of the proviso in the paragraph set forth under the “Limitation on Sale and Lease-Back Transactions” in an unlimited amount and (ii) clause (B) of such proviso not to exceed, together with Debt then outstanding and incurred pursuant to clause (k)(ii) below, $75.0 million in the aggregate outstanding at any time; provided that no Default or Event of Default has occurred and is continuing or would result therefrom;

(d)	Debt arising from any agreement providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), or payment obligations in respect of any non-compete, consulting or similar arrangements, in each case incurred in connection with any Disposition permitted hereunder, any acquisition or other Investment permitted hereunder or consummated prior to the Issue Date or any other purchase of assets or Capital Stock, and Debt arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of the Issuer or any such Subsidiary pursuant to any such agreement;

(e)	Debt of the Issuer and/or any Subsidiary (i) pursuant to tenders, statutory obligations (including health, safety and environmental obligations), bids, leases, governmental contracts, trade contracts, surety, indemnity, stay, customs, judgment, appeal, performance and/or return of money bonds or guaranties or other similar obligations incurred in the ordinary course of business and (ii) in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(f)	Debt of the Issuer and/or any Subsidiary in respect of commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services, including Debt arising from the financing by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts, including Banking Services Obligations and incentive, supplier finance or similar programs;

(g)	Debt in respect of letters of credit, bankers’ acceptances, bank guaranties or similar instruments supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

(h)	guarantees by the Issuer and/or any Subsidiary of Debt of the Issuer or any Subsidiary with respect to Debt otherwise permitted to be incurred pursuant to this covenant and not senior in right of payment to the Notes;

(i)	(i) The Notes issued on the Issue Date, and any PIK Notes issued upon payment of interest thereon (but excluding any Additional Notes, and any Debt (including any PIK Notes) issued as interest on such Additional Notes), (ii) the New DIFL Secured Notes and any additional New DIFL Secured Notes issued as payment in kind thereon after the Issue Date, (iii) other Debt of the Issuer and/or any Subsidiary under any DHL Subordinated Intercompany Loan and (iv) Debt of the Issuer and/or any Subsidiary incurred prior to, and outstanding on, the Issue Date, after giving effect to the Transactions (other than Debt under the Senior Credit Facility); provided that, if the aggregate principal amount of any such Debt under this clause (iv) shall be in excess of $5.0 million, such Debt shall be described on a schedule attached to the Indenture; provided, further, that any such Debt outstanding on the Issue Date consisting of (x) Capital Leases or purchase money Debt, or (y) Debt under Foreign Working Capital Facilities shall be deemed to have been incurred under clauses (k) and (w) of this paragraph (2), respectively, and not this clause (i);

(j)	Debt of the Issuer and/or any Subsidiary consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements in the ordinary course of business and/or (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements in the ordinary course of business;

(k)	(i) Debt of the Issuer and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred prior to, and outstanding on, the Issue Date in an aggregate principal amount not to exceed $310.0 million, or (ii) Debt of the Issuer and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred after the Issue Date in an aggregate outstanding principal amount, when taken together with Debt then outstanding and incurred pursuant to clause (c)(ii) above, not exceeding $75.0 million; provided that, in the case of this clause (k)(ii), (x)such Debt is incurred within 270 days of the acquisition or improvement of the applicable asset and (y) as of the date of incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(l)	Debt of any Person that becomes a Subsidiary or Debt assumed in connection with an acquisition or other Investment permitted hereunder after the Issue Date; provided that (i) such Debt existed at the time such Person became a Subsidiary or the assets subject to such Debt were acquired, (ii) such Debt was not created or incurred in anticipation thereof, (iii) such Debt shall not be guaranteed by the Issuer and (iv) Debt incurred pursuant to this clause (l) may not exceed $75.0 million at any time outstanding in the aggregate; provided, further that no Event of Default has occurred and is continuing or would result therefrom;

(m)	Debt consisting of promissory notes issued by the Issuer to any current or former director, officer, employee, member of management, manager or consultant of any parent of the Issuer, the Issuer or any Subsidiary (or their respective Immediate Family Members) so long as any obligations of the Issuer under such Debt are expressly subordinated to the Notes;

(n)	any Debt refinancing, refunding or replacing any Debt permitted under clauses (a), (c), (i), (k), (l), (n) and (q) of this paragraph (2) (in any case, including any refinancing, refunding or replacing Debt incurred in respect thereof, “Refinancing Debt”) and any subsequent Refinancing Debt in respect thereof; provided that:

(i)	the principal amount of such Refinancing Debt does not exceed the principal amount of the Debt being refinanced, refunded or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement or (B) additional amounts permitted to be incurred pursuant to this covenant (provided that (1) any additional Debt referred to in this clause (B) satisfies the other applicable requirements of this clause (n) (with additional amounts incurred in reliance on this clause (B) constituting a utilization of the relevant basket or exception pursuant to which such additional amount is permitted) and (2) if such additional Debt is secured, the Lien securing such Debt satisfies the applicable requirements of the “Limitation on Liens” covenant);

(ii)	the incurrence thereof shall be without duplication of any amounts outstanding in reliance on the relevant clause of this covenant pursuant to which the Debt being refinanced, refunded or replaced was incurred (i.e., the incurrence of such Refinancing Debt shall not create availability under such relevant clause);

(iii)	(A) such Debt, if secured, is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that secured Debt may be refinanced with unsecured Debt, but that unsecured Debt may not be refinanced with secured Debt) and (B) if the Debt being refinanced, refunded or replaced was contractually subordinated to the Notes in right of payment, such Debt is contractually subordinated to the obligations in right of payment on terms not materially less favorable, taken as a whole, to the holders of the Notes than those applicable to the Debt (or Liens, as applicable) being refinanced, refunded or replaced, taken as a whole;

(iv)	as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	[reserved];

(vi)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) and (k) of this paragraph (2), the Stated Maturity of such Refinancing Debt is no earlier than the earlier of the Stated Maturity of the Debt being refinanced and the Stated Maturity of the Notes; and

(vii)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) and (k) of this paragraph (2), the Weighted Average Life to Maturity of such Refinancing Debt is equal to or greater than the Weighted Average Life to Maturity of the Debt being refinanced, refunded or replaced;

(o)	[reserved];

(p)	Debt of the Issuer and/or any Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(q)	Debt of the Issuer or any Subsidiary that does not constitute Funded Debt not to exceed $75.0 million in the aggregate outstanding at any time;

(r)	[reserved];

(s)	Debt (including obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments with respect to such Debt) incurred by the Issuer and/or any Subsidiary in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations not in connection with the borrowing of money or the obtaining of advances or credit;

(t)	obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States;

(u)	Disqualified Capital Stock issued to and held by the Issuer or any Subsidiary; provided, that as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	Debt in the form of guarantees provided by Digicel French Caribbean SAS to Iliad SA, with respect to the Madiacom Facility as of the Issue Date in an aggregate principal amount not to exceed €6.25 million; provided, however that neither Issuer nor any Subsidiary (other than Digicel French Caribbean SAS) shall be permitted to provide a guarantee of the Madiacom Facility, and for the avoidance of doubt, such guarantees, if any, incurred pursuant to this clause (v) shall not be secured by a Lien;

(w)	Debt incurred under Foreign Working Capital Facilities, not to exceed $35.0 million at any time outstanding in the aggregate; provided that such Foreign Working Capital Facilities may not be guaranteed by the Issuer; and

(x)	Debt incurred pursuant to any Permitted Receivables Financing.

(3)       For purposes of determining any particular amount of Debt under this “Limitation on Debt” covenant:

(a)	obligations with respect to letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount will not be included;

(b)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant will not be treated as Debt; and

(c)	accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees, and the payment of interest in the form of additional Debt (including payment of PIK interest to the extent provided in accordance with the Notes or the Senior Credit Facility) will not be treated as Debt.

The Issuer may not incur any Debt that is subordinated in right of payment to other Debt of the Issuer unless such Debt is also subordinated in right of payment to the Notes on substantially identical terms. This covenant does not apply to distinctions between categories of Debt that exist by reason of any Liens or guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(1)       The Issuer and its Subsidiaries will not pay or make, directly or indirectly:

(a)	any dividend, or other distribution on account of any shares of any class of the Capital Stock of the Issuer or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below), except a dividend or distribution payable solely in shares of Qualified Capital Stock to the holders of such class;

(b)	any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of the Issuer or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(c)	any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of the Issuer outstanding on the Issue Date or thereafter or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(d)	any voluntary principal payment on, or any payment made to repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Restricted Debt (except (A) Debt permitted under clause (2)(b) under the heading “—Limitation on Debt” or (B) the purchase, repurchase or other acquisition of Restricted Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(e)	any Investment (other than any Permitted Investment) in any Person;

(each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”).

(2)       [reserved];

(3)       Notwithstanding paragraph (1) above, the Issuer and its Subsidiaries may take the following actions:

(a)       The Issuer or any Subsidiary may make Restricted Payments to the extent necessary to permit any Parent Company:

(i)	to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary salary, bonus and other benefits payable to directors, officers, employees, members of management, managers and/or consultants of any Parent Company) and franchise fees and franchise taxes and similar fees, taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management, managers, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such amount, if any, that is attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(ii)	to pay audit and other accounting and reporting expenses of such Parent Company to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iii)	for the payment of insurance premiums to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iv)	to pay (x) customary fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted under the Indenture (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Company of the Issuer) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of public debt securities, Public Company Costs (but excluding, in each case, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries); and

(v)	to finance any Investment permitted under this covenant (provided that (x) any Restricted Payment under this clause (3)(a)(v) shall be made substantially concurrently with the closing of such Investment and (y) the relevant Parent Company shall, promptly following the closing thereof, cause (A) all property acquired to be contributed to the Issuer or one or more of its Subsidiaries or (B) the merger, consolidation or amalgamation of the Person formed or acquired into the Issuer or one or more of its Subsidiaries, in order to consummate such Permitted Investment as if undertaken as a direct Investment by the Issuer or the relevant Subsidiary);

(b)	So long as no Event of Default has occurred and is continuing, or would result therefrom, the Issuer or any Subsidiary may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company or any Subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or Immediate Family Member thereof) of any Parent Company, the Issuer or any Subsidiary:

(i)	in accordance with the terms of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” so long as the aggregate amount of all cash payments made in respect of such promissory notes, together with the aggregate amount of Restricted Payments made pursuant to sub-clause (iv) of this clause (b) below, does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year, which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(ii)	with the proceeds of any sale or issuance of, or of any capital contribution in respect of, the Capital Stock of the Issuer or any Parent Company (to the extent such proceeds are contributed to the Issuer or any Subsidiary in respect of Qualified Capital Stock issued by the Issuer or such Subsidiary);

(iii)	with the net proceeds of any key-man life insurance policies; or

(iv)	with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all cash payments made pursuant to sub-clause (i) of this clause (b) in respect of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year, which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

provided, however, that Restricted Payments may not be made pursuant to this clause (b) to Denis O’Brien or his Affiliates (collectively, but excluding the Issuer and its Subsidiaries, “DOB”); on account of Capital Stock beneficially owned by DOB except with respect to $10.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date; provided that the Issuer has Minimum Consolidated Liquidity on a pro forma basis for any such Restricted Payment to DOB;

(c)	[reserved];

(d)	the Issuer or any Subsidiary may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make cash payments in lieu of the issuance of fractional shares and (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of the Issuer, any Subsidiary or any Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in sub-clause (A) above, including demand repurchases in connection with the exercise of stock options, in each case in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company, share splits, reverse share splits (or any combination thereof);

(e)	the Issuer or any Subsidiary may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), or make Restricted Payments to any Parent Company to enable it to repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(f)	the Issuer or any Subsidiary may make any Restricted Payments in connection with the Transactions including any distribution of cash to any Parent Company to fund any cash consideration (including accrued interest) paid in the Transactions;

(g)	[reserved];

(h)	the Issuer or any Subsidiary may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of the Issuer and/or any Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of sub-clauses (A) and (B), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to the Issuer and/or any Subsidiary) of, Qualified Capital Stock of the Issuer or any Parent Company to the extent any such proceeds are contributed to the capital of the Issuer and/or any Subsidiary in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on any Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to the Issuer or a Subsidiary) of any Refunding Capital Stock;

(i)	to the extent constituting a Restricted Payment, the Issuer or any Subsidiary may consummate any transaction permitted under the definition of “Permitted Investments” (other than clauses (j) and (t) thereof), under the “—Limitation on Sale of Certain Assets” covenant (other than a transaction exempt therefrom pursuant to clause (f) of the definition of “Asset Sale”) and the “Limitation on Transactions with Affiliates” covenant (other than clause (c)(iv) thereof);

(j)	[reserved];

(k)	the Issuer or any Subsidiary may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption contemplated by such declaration or redemption notice would have complied with the provisions hereof;

(l)	[reserved];

(m)	[reserved];

(n)	[reserved];

(o)	(A) for any taxable period for which the Issuer and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or non-U.S. income tax purposes of which a direct or indirect parent of the Issuer is the common parent (a “Tax Group”), the Issuer and each of its Subsidiaries may make additional Restricted Payments the proceeds of which shall be used by such common parent (or any direct or indirect equity holder of the Issuer) to pay the portion of any U.S. federal, state, local or non-U.S. income Taxes of such Tax Group, or any franchise taxes imposed in lieu thereof, for such taxable period that are attributable to the income of the Issuer and/or its Subsidiaries, provided that such amount shall not be greater than the amount of U.S. federal, state, local and non-U.S. income taxes, as applicable, that would have been paid by the Issuer and its Subsidiaries for such taxable period if the Issuer and each of its Subsidiaries, as applicable, had been a stand-alone corporate taxpayer or stand-alone group of corporate taxpayers filing on a combined unitary or consolidated basis for all fiscal years ending after the Issue Date of which the Issuer is the Parent Company (taking into account any net operating loss carryforwards attributable to the Issuer and its Subsidiaries, as the case may be) and (B) without duplication of Restricted Payments made under sub-clause (A) of this clause, if the Issuer is a flow-through entity for tax purposes, the Issuer and each of its Subsidiaries may make additional Restricted Payments to any direct or indirect owner at the times and in the amounts necessary to enable such owner-Person to pay its Tax obligations attributable to its direct or indirect ownership in the Issuer with respect to such taxable period (taking into account any cumulative net taxable loss of the Issuer allocated to such owner-Person, to the extent such loss is of a character that would allow such loss to be available to reduce Taxes in the current taxable period, and the character (e.g. long-term or short-term capital gain or ordinary or exempt) of the applicable income to the extent reasonably determinable);

(p)	the Issuer or any Subsidiary may make any Restricted Payments required by the terms of any Disqualified Capital Stock permitted to be incurred pursuant to the “Limitation on Debt” covenant;

(q)	[reserved];

(r)	the Issuer or any Subsidiary may make payments or distributions to satisfy dissenters’ rights pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with the “Limitation on Sale of Certain Assets” covenant;

(s)	Subsidiaries may make distributions in connection with the acquisition of additional Capital Stock in any Subsidiary from minority equity holders;

(t)	the Issuer or any Subsidiary may make Restricted Payments to fund the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Restricted Debt in exchange for, or out of the Net Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Issuer’s Qualified Capital Stock;

(u)	the Issuer or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt (other than Disqualified Capital Stock) in exchange for, or out of the Net Proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, Refinancing Debt;

(v)	the Issuer or any Subsidiary may make Restricted Payments to DOB in such amount (if any) as may be owed to DOB at the time of determination on account of the DOB True-Up, so long as the same is paid pursuant to the terms of the Services Agreement, and such payment has not previously been made by the Issuer, any of its Subsidiaries, or any Parent Company;

(w)	the Issuer or any Subsidiary may make Restricted Payments to DHL in order to effectuate the mandatory redemption of the Exit Preferred Shares as required from time to time by the bye-laws of DHL, as described in the section of the Proxy Statement entitled “Annex IV—Description of the Exit Preferred Shares—Mandatory redemption”;

(x)	to the extent in accordance with the terms of the Exit Preferred Shares (as in effect on the Issue Date), the Issuer or any Subsidiary may make Restricted Payments to DHL in respect of its obligations outstanding under the DHL Subordinated Intercompany Loan, if any, provided that at such time the Below-Minimum Liquidity Condition is satisfied, and no Event of Default has occurred and is continuing;

(y)	the Issuer or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt (the amount of such Restricted Debt purchased, redeemed defeased or otherwise acquired or retired, the “Redeemed Pari Passu Restricted Debt Amount”), provided the Issuer shall apply an amount equivalent to such Redeemed Pari Passu Restricted Debt Amount to reduce obligations on a pro rata basis based on the respective aggregate principal dollar amounts thereof then outstanding, with respect to the Notes (any such reduction, the “Debt Repayment Amount,” shall be made in accordance with the provisions set forth under “Optional Redemption,” through privately negotiated transactions or open market purchases, or by making an offer (in accordance with the procedures set forth under the heading “—Procedures for Excess Proceeds Offer and Debt Repayment Offer”) to all holders to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes (such an offer, a “Debt Repayment Offer”)); and

(z)	any Subsidiary may make Restricted Payments to finance the satisfaction of any obligation of the Issuer or any Subsidiary thereof to make interest payments due on any debt incurred by the Issuer or such Subsidiary in the ordinary course that does not constitute Funded Debt.

Limitation on Transactions with Affiliates

(a)       The Issuer will not, and will not permit any of its Subsidiaries to, enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value (as reasonably determined by the board of directors (or equivalent governing body) of the Issuer or the applicable Subsidiary, as the case may be) in excess of $5.0 million in any individual transaction or series of related transactions with any of their respective Affiliates unless:

(1)	such transaction is approved by a majority of the disinterested members of the board of directors (or equivalent governing body) of the Issuer or the applicable Subsidiary, as the case may be; and

(2)	in the case of a transaction or series of related transactions involving payments or assets with a Fair Market Value in excess of $50.0 million (as reasonably determined by the board of directors (or equivalent governing body) of the Issuer or the applicable Subsidiary, as the case may be), the Issuer must in addition obtain a favorable written opinion from a nationally or regionally recognized investment banking, accounting or appraisal firm as to (i) the fairness of the transaction to the Issuer and its Subsidiaries from a financial point of view or (ii) that such transaction is not materially less favorable to the Issuer and its Subsidiaries than could be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate;

provided, that neither board approval nor a fairness opinion shall be required with respect to (x) Restricted Payments on account of the Senior Credit Facility, the New DIFL Secured Notes or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture or (y) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date.

(b)       No later than five business days prior to the Issuer or any of its Subsidiaries entering into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value of the Issuer or the applicable Subsidiary, as the case may be, in excess of $10.0 million in any individual transaction or series of related transactions with any of their respective Affiliates, the Issuer shall deliver an Officer’s Certificate to the Trustee setting forth the basis for the Issuer’s determination that such proposed transaction is permitted by the Indenture; provided, however, that this clause (b) shall not apply to (x) ordinary course transactions with Affiliates otherwise permitted by the Indenture, (y) Restricted Payments on account of the Senior Credit Facility or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture, and (z) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date case so long as the Fair Market Value of such transaction or series of transactions does not exceed $40.0 million.

(c)       Notwithstanding the foregoing, the restrictions set forth in this description will not apply to:

(i)	any transaction between or among the Issuer and/or one or more Subsidiaries (or any entity that becomes a Subsidiary as a result of such transaction) to the extent permitted or not restricted by the Indenture;

(ii)	any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company, the Issuer or any Subsidiary;

(iii)	provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of the Issuer and the allocation of the cost of such services and of overhead and corporate group costs among the Issuer and its Subsidiaries consistent with IFRS and the Issuer’s accounting policies generally applied;

(iv)	(A) transactions permitted by clauses (2)(d) and (2)(m) of the “Limitation on Debt” covenant and the “Limitation on Restricted Payments” covenant (including any Permitted Investment) and (B) issuances of Capital Stock and issuances and incurrences of Debt not restricted by the Indenture;

(v)	transactions in existence on the Issue Date and any amendment, modification or extension thereof to the extent that such amendment, modification or extension, taken as a whole, is not (A) materially adverse to the holders of the Notes or (B) more disadvantageous to the holders of the Notes than the relevant transaction in existence on the Issue Date;

(vi)	any payments pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes;

(vii)	guarantees permitted by the “Limitation on Debt” covenant;

(viii) [reserved];

(ix)	customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees, so long as the Issuer’s board of directors (or equivalent body) has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(x)	the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement; and

(xi)	(A) any purchase by any Parent Company of the Capital Stock of (or contribution to the equity capital of) the Issuer and (B) any intercompany loans made by any Parent Company to the Issuer or any Subsidiary.

Limitation on Liens

The Issuer will not create, incur, assume or permit or suffer to exist any Lien (the “Initial Lien”) (except for Permitted Liens) on or with respect to any property of any kind owned by it, whether owned at or acquired after the date of the Indenture, or any income or profits therefrom, unless, (a) in the case of any Lien securing Debt that is Subordinated Debt, the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are directly secured by a Lien on such property that is senior in priority to the Lien securing such Subordinated Debt until such time as such Subordinated Debt is no longer secured by a Lien and (b) in the case of any other Lien, the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are equally and ratably secured with the obligation or liability secured by such Lien.

Any Lien created for the benefit of the Trustee and the holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in clause (e) of the definition of “Debt.”

Limitation on Sale of Certain Assets

(1)       The Issuer will not, and will not permit any Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration the Issuer or such Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold;

(b)	at least (i) 50% of the consideration the Issuer or such Subsidiary receives in respect of such Asset Sale consists of Cash, and (ii) 75% of the consideration the Issuer or such Subsidiary receives in respect of such Asset Sale consists of a combination of Cash and Cash Equivalents; provided that for purposes of the requirement in this clause (b)(ii), (w) the amount of any Debt or other liabilities (other than Debt or other liabilities that are subordinated in right of payment to the Notes or that are owed to the Issuer or any Subsidiary) of the Issuer or any Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which the Issuer and/or its applicable Subsidiary have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any Replacement Assets acquired in connection with such Asset Sale, (y) any securities received by the Issuer or any Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of $75.0 million, in each case, shall be deemed to Cash Equivalents); provided, that this clause (b) shall not apply to (A) any Disposition in the form of Sale and Lease-Back Transactions permitted by the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”, or (B) any Dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(c)	as of the time of such Asset Sale, no Event of Default has occurred and is continuing or would result therefrom; and

(d)	in the case of any Sale and Lease-Back Transaction, such Sale and Lease-Back Transaction is permitted by and otherwise in accordance with the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”.

(2)       If the Issuer or any Subsidiary consummates any Asset Sale (including any Sale and Lease-Back Transaction), the Net Proceeds of such Asset Sale shall be used by the Issuer or such Subsidiary within 365 days after the consummation of such Asset Sale; provided, that such 365 day period may be extended by up to 180 days if, prior to the expiration of such 365 day period, the Issuer or any Subsidiary has contractually committed to reinvest such proceeds pursuant to clause (b) below during such period, and such proceeds are so reinvested within 180 days of the expiration of such initial 365 day period) to: (a) permanently repay, prepay, pay or purchase any then-outstanding Senior Debt or Pari Passu Debt of the Issuer or any Subsidiary owing to a Person other than the Issuer or a Subsidiary; provided that, in each case, the Issuer shall, as a condition precedent thereto, make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes, and shall equally and ratably repay and reduce the Notes Obligations in respect of any Excess Proceeds Offer that was accepted, in each case, in accordance with the provisions set forth under “—Optional Redemption;” provided further, that to the extent that the terms of any Senior Debt require that the Net Proceeds of such Asset Sale be applied to repay, prepay, pay or purchase any then outstanding Senior Debt, then the Issuer shall not be required to make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase the Notes in connection with such an Asset Sale with such Net Proceeds; provided further, that to the extent that the terms of the Senior Debt prohibit the use of the Net Proceeds of such Asset Sale to purchase Notes, then the Issuer shall not be required to make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase the Notes in connection with such an Asset Sale; provided, further, that if an Excess Proceeds Offer to repay or repurchase any Debt of any Subsidiary of the Issuer is made in accordance with the terms of such Debt, the obligation to permanently reduce Debt of a Subsidiary shall be deemed to be satisfied to the extent of the amount of the Excess Proceeds Offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such Excess Proceeds Offer shall be deemed to exist following such Excess Proceeds Offer, (b) invest in any Replacement Assets in an aggregate amount not to exceed $75.0 million in a fiscal year (the “Reinvestment Cap”) (provided, however that (x) proceeds generated through an Asset Sale involving any Disposition in respect of a Sale and Lease-Back Transaction (except for bona fide Sale and Lease-Back Transactions in respect of fiber networks permitted by the covenant described under the heading “Certain

Covenants—Limitation on Sale and Lease-Back Transactions”, up to the amount (if any) available under the Reinvestment Cap at such time), shall immediately constitute Excess Proceeds, and, as a result, may not be reinvested pursuant to this clause (b) but shall instead be required to be applied to make an Excess Proceeds Offer) and (y) proceeds of casualty insurance (or similar reimbursements) relating to any assets may be used to the extent necessary to replace or repair the applicable asset, and which shall not be counted against the Reinvestment Cap), or (c) any combination of the foregoing. The amount of such Net Proceeds not so used as set forth in this paragraph (2) constitutes “Excess Proceeds.”

Pending the final application of any such Net Proceeds, the Issuer may invest such Net Proceeds in Cash or Cash Equivalents, so long as the same shall be held in an account of the Issuer and shall not be applied to repay, repurchase, redeem or otherwise make or finance any payment in respect of any other Debt, or for any other purpose except as permitted by the Indenture.

(3)       When the aggregate amount of Excess Proceeds exceeds $15.0 million in any fiscal year, the Issuer will, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) from all holders of Notes and, to the extent required by the terms thereof, from the holders of any Pari Passu Debt, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1.00) of the Notes and any such Pari Passu Debt that may be purchased with the amount of the Excess Proceeds. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Proceeds Offer is less than the aggregate amount of Excess Proceeds, the Issuer may use the amount of such Excess Proceeds not used to purchase Notes and Pari Passu Debt for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the aggregate amount of Excess Proceeds, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Procedures for Excess Proceeds Offer and Debt Repayment Offer

If the Issuer is obligated to make an Excess Proceeds Offer or Debt Repayment Offer, the Issuer will purchase the Notes at the option of the holders thereof, and, if elected by the holders thereof, but on not more than a ratable basis, and any Pari Passu Debt, in whole or in part in minimum amounts of $1.00 and integral multiples of $1.00 above such amount, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Excess Proceeds Offer or Debt Repayment Offer, as applicable, is given to such holders, or such later date as may be required under the Exchange Act.

If the Issuer is required to make an Excess Proceeds Offer or Debt Repayment Offer, the Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations, including any securities laws of Bermuda and the requirements of any applicable securities exchange on which Notes are then listed. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Issuer will comply with such securities laws and regulations and will not be deemed to have breached its obligations described in this covenant by virtue thereof. Any Notes so repurchased must be delivered to the Trustee for cancellation.

Notwithstanding anything to the contrary in the “—Limitation on Sale of Certain Assets” covenant and clause (y) of the “—Restricted Payments” covenant which contemplates Debt Repayment Offers, (a) the Issuer shall not be required to make an Excess Proceeds Offer or Debt Repayment Offer to the extent that the relevant Asset Sale is consummated by any Subsidiary or the relevant Debt is incurred by any Subsidiary, as the case may be, for so long as the Issuer determines in good faith that the repatriation to the Issuer of any amount of asset sale or debt proceeds would be prohibited or delayed (beyond the time period during which such prepayment is otherwise required to be made pursuant hereto) under any requirement of law or conflict with the fiduciary duties of such Subsidiary’s directors, or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of such Subsidiary (including on account of financial assistance, corporate benefit, thin capitalization, capital maintenance or similar considerations);

it being understood and agreed that if the repatriation of the relevant affected Net Proceeds or Debt Repayment Amount is permitted under the applicable requirement of law and, to the extent applicable, would no longer conflict with the fiduciary duties of such director, or result in, or be reasonably expected to result in, a material risk of personal or criminal liability for the Persons described above, in either case, within 365 days following the date such Net Proceeds or Debt Repayment Amount are received, the relevant Subsidiary will promptly repatriate the relevant Net Proceeds or Debt Repayment Amount, and the repatriated Net Proceeds or Debt Repayment Amount will be promptly (and in any event not later than 20 Business Days after such repatriation) applied (net of additional taxes payable or reserved against such Net Proceeds or Debt Repayment Amount, as a result thereof) to an Excess Proceeds Offer or Debt Repayment Offer to the extent required by such covenants, (b) the Issuer shall not be required to make an Excess Proceeds Offer or Debt Repayment Offer to the extent that the relevant Net Proceeds or Debt Repayment Amount are received by any Joint Venture for so long as the Issuer determines in good faith that the distribution to the Issuer of such Net Proceeds or Debt Repayment Amount would be prohibited under the organizational documents (or any relevant shareholders’ or similar agreement) governing such Joint Venture; it being understood that if the relevant prohibition ceases to exist within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received, as the case may be, the relevant Joint Venture will promptly distribute the relevant Net Proceeds or Debt Repayment Amount, and the Net Proceeds or Debt Repayment Amount will be promptly (and in any event not later than 20 Business Days after such distribution) applied (net of additional taxes payable or reserved against as a result thereof) to make an Excess Proceeds Offer or Debt Repayment Offer to the extent required by such covenants and (c) if the Issuer determines in good faith that the repatriation to the Issuer of any amounts required to make an Excess Proceeds Offer or Debt Repayment Offer would result in material adverse tax consequences for the Issuer or any of its Subsidiaries, Affiliates or direct or indirect equity owners, taking into account any foreign tax credit or benefit actually realized in connection with such repatriation (such amount, a “Restricted Amount”), as determined by the Issuer in good faith, the amount the Issuer shall be required to make an Excess Proceeds Offer or Debt Repayment Offer, as the case may be, shall be reduced by the Restricted Amount; provided that to the extent that the repatriation of any Net Proceeds or Debt Repayment Amount from the relevant Subsidiary would no longer have a material and adverse tax consequence within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received, as the case may be, an amount equal to the Net Proceeds or Debt Repayment Amount not previously applied pursuant to this clause (c), shall be promptly applied to make an Excess Proceeds Offer or Debt Repayment Offer to the extent required by such covenants.

Limitation on Sale and Lease-Back Transactions

The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which the Issuer or the relevant Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than the Issuer or any of its Subsidiaries) and (b) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by the Issuer or such Subsidiary to any Person (other than the Issuer or any of its Subsidiaries) in connection with such lease (such a transaction, a “Sale and Lease-Back Transaction”); provided that (A) the foregoing restriction shall not apply to Sale and Lease-Back Transactions in respect of towers and other infrastructure equipment owned by the Issuer or any of its Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems and related assets, and (B) other Sale and Lease-Back Transactions, including, without limitation, related to fiber networks, shall be permitted so long as the aggregate principal amount of Debt resulting from such Sale and Lease-Back Transactions (if any) made pursuant to this clause (B) does not exceed $75.0 million outstanding at any one time; provided that no Event of Default has occurred and is continuing or would result therefrom and, provided, further, that any net proceeds therefrom shall be deemed to be Net Proceeds of an Asset Sale and shall be subject to the requirements set forth under paragraph (2) under the heading “—Limitation on Sale of Certain Assets.”

Limitation on Dividends and Other Payment Restrictions

(1)       The Issuer will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to the Issuer or any Subsidiary;

(c)	make loans or advances to the Issuer or any Subsidiary; or

(d)	transfer any of its properties or assets to the Issuer or any Subsidiary.

(2)       The provisions of the covenant described in paragraph (1) above will not apply to:

(a)	encumbrances and restrictions imposed by the Notes, the Indenture, the Senior Credit Facility, the New DIFL Secured Notes and any security documents related thereto;

(b)	any encumbrances or restrictions imposed by any Debt of any Parent Company outstanding on the Issue Date, or the Senior Credit Facility or the New DIFL Secured Notes, or created under any agreements with respect to Debt of the Issuer or a Subsidiary permitted to be incurred subsequent to the date of the Indenture pursuant to the provisions of “—Limitation on Debt”; provided that such agreements (i) do not prohibit the payment of principal and interest with respect to the Notes when due; (ii) will not, in the good faith judgment of the Issuer, be likely to adversely affect the ability of the Issuer to make principal and interest payments on the Notes when due; or (iii) are not materially more restrictive than those in the Senior Credit Facility and the New DIFL Secured Notes;

(c)	encumbrances or restrictions contained in any agreements in effect on the date of the Indenture (other than an agreement described in another clause of this paragraph (2));

(d)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Issuer or any Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(e)	encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by the Issuer or any Subsidiary in an acquisition that is otherwise permitted under the Indenture, but solely if and to the extent in effect at the time of such acquisition (but not created in contemplation of such acquisition or of circumventing any requirements under the Indenture), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the “Limitation on Sale of Certain Assets” covenant with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Issuer’s Subsidiaries by another Person;

(g)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien, to the extent set forth in the security document governing such Lien that is in effect in accordance with the Indenture;

(h)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(i)	any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (2)(a), (b), and (c); provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the holders of the Notes, than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(j)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k)	customary limitations on the distribution or Disposition of assets or property in Joint Venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

(l)	in the case of clause (1)(d) above, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capital Leases for property acquired in the ordinary course of business in accordance with the Indenture;

(m)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements in effect in accordance with the Indenture; or

(n)	provisions restricting the granting of a security interest in intellectual property contained in licenses, sublicenses or cross-licenses by the Issuer and its Subsidiaries of such intellectual property, which licenses, sublicenses and cross-licenses were entered into in the ordinary course of business and in accordance with the Indenture (in which case such restriction shall relate only to such intellectual property).

Reports

So long as any Notes are outstanding, the Issuer will furnish to the Trustee:

(a)	its consolidated annual financial statements, together with the consolidated annual financial statements of DHL audited by an internationally recognized firm of independent public accountants within 120 days after the end of the Issuer’s fiscal year and an operating and financial review of the annual financial statements, including a discussion of the results of operations, financial condition, and liquidity and capital resources (which may be provided separately);

(b)	its consolidated quarterly financial statements (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year, and notes thereto), together with the consolidated quarterly financial statements of DHL, within 60 days of the end of each of the first three fiscal quarters of each fiscal year; and an operating and financial review of the quarterly financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources, and which financial statements, for the avoidance of doubt, shall not be required to reflect the impact of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies;”

(c)	promptly after the occurrence of any material acquisition, Disposition or restructuring, any senior executive officer changes at the Issuer or change in auditors of the Issuer or any other material event that the Issuer or any of its Subsidiaries announces publicly, a report containing a description of such event; provided, however, that the foregoing shall not obligate the Issuer to (i) provide any information the Issuer determines in its good faith judgment is not material to holders of the Notes or the business, assets, operations or financial position of the Issuer and its Subsidiaries, taken as a whole, or (ii) disclose any trade secrets, privileged or confidential information obtained from another Person or competitively sensitive information; and

(d)	commencing the month of the Issue Date, continuing through and including the month of the first anniversary of the Issue Date, a monthly management report, which shall be substantially consistent with the monthly management reports provided under the Senior Credit Facility immediately prior to the date of the Proxy Statement.

The annual and quarterly financial statements listed in clauses (a) and (b) above (collectively, the “Financial Reports”) will be prepared in accordance with IFRS.

In addition, the Issuer shall furnish to holders of the Notes, prospective investors and securities analysts, upon the requests of such holders, prospective investors or securities analysts, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Exchange Act by Persons who are not “affiliates” under the Securities Act.

The Issuer shall also: (a) post to a secure website any reports delivered to the Trustee; or (b) make available copies of all reports furnished to the Trustee to an information agent that shall furnish the reports to the holders of Notes, prospective investors and securities analysts upon request; provided that the Issuer shall be entitled to suspend compliance with its obligations under this sentence (i) if and so long as the Issuer or DHL files Exchange Act reports with the Securities and Exchange Commission or (ii) if the Issuer determines it must do so to comply with its obligations under applicable securities laws, including in connection with the issuance and sale or potential issuance and sale of securities.

The Issuer shall also post the following information to such secure website, in a reasonably timely manner:

(1)	any financial statements, notices and other material information provided to any holder of any Subsidiary’s debt instruments with outstanding aggregate principal amounts equal to, or in excess of, $75.0 million (including, without limitation, the New DIFL Secured Notes and the Senior Credit Facility, other than “private-side” information provided to lenders under the Senior Credit Facility); and

(2)	to the extent that the Issuer is required to have Minimum Consolidated Liquidity in connection with any proposed transaction, a reasonably satisfactory certification of the Issuer’s cash balance pro forma for such transaction (which may, for the avoidance of doubt be satisfied through the provision of the monthly reports contemplated by clause (d) above; provided that such report is delivered immediately prior to such transaction).

The Issuer will, (x) no later than 10 Business Days after providing to the Trustee any Financial Report, hold a call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to clause (a) above, the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above, and (y) so long as a Default under the Indenture has occurred and is continuing, hold additional calls as reasonably requested by the beneficial holders of a majority aggregate principal amount of the Notes then outstanding.

Notwithstanding the foregoing, the obligations set forth above may be satisfied with respect to any financial statements of the Issuer by furnishing (a) the applicable financial statements of the Issuer or any Parent Company or (b) the Issuer’s (or any Parent Company’s), as applicable, Form 10-K or 10-Q, (or Form 20-F or 6-K) as applicable, filed with the Commission or any securities exchange, in each case, within the time periods specified in such paragraphs; provided that to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that summarizes in reasonable detail the differences between the information relating to such Parent Company, on the one hand, and the information relating to the Issuer and its Subsidiaries on a standalone basis, on the other hand.

No Financial Report required to be delivered pursuant to this covenant shall be required to include acquisition accounting adjustments relating to any permitted acquisition or other Investment to the extent it is not practicable to include any such adjustments in such Financial Report.

Consolidation, Merger and Sale of Assets

The Issuer will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise Dispose of all or substantially all of the Issuer’s properties and assets to any other Person or Persons. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) the Issuer will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, conveyance, transfer, lease or Disposition of all or substantially all the properties and assets of the Issuer and its Subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

(x)       will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)       will expressly assume, by a supplemental indenture, the Issuer’s obligations under the Notes and the Indenture, and the Notes and the Indenture will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Issuer or any Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by the Issuer or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter fiscal period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Total Leverage Ratio of the Issuer (or the Surviving Entity if the Issuer is not the continuing obligor under the Indenture) and its Subsidiaries (i) would be lower than such ratio prior to such transaction, or (ii) lower than 4.3 to 1.0;

(d)	[reserved];

(e)	any of the Issuer’s or any Subsidiary’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(f)	the Issuer or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other Disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture constitutes a legal, valid and binding obligation of the continuing person, enforceable in accordance with their terms.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Maintenance of Rating

The Issuer shall use commercially reasonable efforts to cooperate with the Rating Agencies in obtaining a public corporate family rating, and a rating for the Notes from at least two (2) of the Rating Agencies within 45 days of the Issue Date, and shall use commercially reasonable efforts to cause the Notes and the corporate family to be continuously rated by at least two Rating Agencies, but shall not be required to obtain any specific rating. The Issuer shall make commercially reasonable efforts to provide the Rating Agencies (at the Issuer’s sole expense) such reports, records and documents as each shall reasonably request to monitor or affirm such ratings, except to the extent the disclosure of any such document or any such discussion would result in the violation of the Issuer’s contractual or legal obligations; provided that the Issuer’s failure to obtain such a rating after using commercially reasonable efforts shall not constitute an Event of Default.

Limitation on Activities of the Issuer

The Issuer shall not (i) engage in any material activities or hold any material assets other than holding the Capital Stock of its Subsidiaries and those activities incidental thereto, (ii) incur any Debt or liabilities other than Debt and liabilities relating its obligations under the Notes, its guarantee of the Senior Credit Facility and any other Debt of any of its Subsidiaries, and any other obligations or liabilities incidental to its activities as a holding company, to the extent permitted pursuant to the Indenture (including under the heading “—Certain Covenants—Limitation on Debt”), and (iii) engage in any other activity, take any action or permit the occurrence of anything that is otherwise restricted or limited under the heading “—Certain Covenants.”

Change of Control Steps Plan

The Issuer shall use commercially reasonable efforts to assist with, and take any actions that may be necessary or desirable to facilitate, the implementation of the CoC Steps Plan including, if required to, to transfer certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuer, as contemplated by the CoC Steps Plan.

Certain Calculations under the Indenture; Limited Condition Transactions

(a)	Notwithstanding anything to the contrary in the Indenture, but subject to the paragraphs set forth below, all financial ratios and tests (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA) contained in the Indenture that are calculated with respect to any Test Period during which any Subject Transaction occurs shall be calculated with respect to such Test Period and such Subject Transaction on a pro forma basis. Further, if since the beginning of any such Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into the Issuer or any of its Subsidiaries since the beginning of such Test Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a pro forma basis for such Test Period as if such Subject Transaction had occurred at the beginning of the applicable Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of Cash and Cash Equivalents), as of the last day of such Test Period).

(b)	Notwithstanding anything to the contrary set forth above or in the definition of “Capital Lease,” in the event of an accounting change requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in existence on the date hereof) that would constitute Capital Leases (including leases that are classified as “Financing Leases” for purposes of IFRS) in conformity with IFRS on May 25, 2017 shall be considered Capital Leases, and all calculations and deliverables under the Indenture (other than financial statements provided under “—Reports”) shall be made or delivered, as applicable, in accordance therewith.

(c)	For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Indenture requires a calculation of any financial ratio or financial test (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA), subject to the succeeding paragraph, such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d)	Notwithstanding anything to the contrary in the Indenture (including in connection with any calculation made on a pro forma basis), if the terms of the Indenture require (i) compliance with any financial ratio or financial test (including, without limitation any Minimum Consolidated Liquidity test, any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) and/or any cap expressed as a percentage of Consolidated Total Assets, Consolidated Adjusted EBITDA or Lease Adjusted EBITDA, (ii) the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket, as a condition to (A) the consummation of any transaction (including in connection with any acquisition or similar Investment or the assumption or incurrence of Debt) and/or (B) the making of any Restricted Payment the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, (1) in the case of any acquisition or similar Investment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) either (x) the execution of the letter of intent or the definitive agreement with respect to such acquisition or Investment or (y) the consummation of such acquisition or Investment and (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment, in each case, after giving effect to the relevant acquisition and/or Restricted Payment or other transaction on a pro forma basis (including, in each case, giving effect to the relevant transaction, any relevant Debt (including the intended use of proceeds thereof) and, at the election of the Issuer, giving pro forma effect to other prospective “limited conditionality” acquisitions or similar Investments for which definitive agreements have been executed), and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such election is made.

(e)	Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that does not require compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that requires compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts (and thereafter, incurrence of the portion of such amount under the Fixed Amount shall be included in such calculation).

(f)	For purposes of determining compliance at any time with the covenants set forth under “—Limitation on Debt,” “—Limitation on Liens,” “—Limitation on Restricted Payments” and “Limitation on Sale of Certain Assets,” in the event that any Debt, Lien, Investment or Disposition, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such covenants, it is understood and agreed that any Debt, Lien, Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Debt, Lien, Restricted Payment, Investment and/or Disposition under the covenants set forth above, but may instead be permitted in part under any combination thereof. No Debt or Lien incurred and permitted pursuant to a particular clause or category of a covenant or definition may be reclassified at any time into any other clause.

(g)	For purposes of any determination under the covenants described (other than the calculation of compliance with any financial ratio for purposes of taking any action hereunder) with respect to the amount of any Debt, Lien, Restricted Payment, Investment, Disposition, Sale and Lease-Back Transaction, affiliate transaction or other transaction, event or circumstance, or any determination under any other provision of the Indenture (any of the foregoing, a “relevant transaction”), in a currency other than Dollars, (i) the Dollar Equivalent amount of a relevant transaction in a currency other than Dollars shall be calculated based on the Spot Rate on the date of such relevant transaction (which, in the case of any Restricted Payment, shall be deemed to be the date of the declaration thereof and, in the case of the incurrence of Debt, shall be deemed to be on the date first committed); provided, that if any Debt is incurred (and, if applicable, associated Lien granted) to refinance or replace other Debt denominated in a currency other than Dollars, and the relevant refinancing or replacement would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or replacement, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing or replacement Debt (and, if applicable, associated Lien granted) does not exceed an amount sufficient to repay the principal amount of such Debt being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus other customary fees and expenses (including upfront fees and original issue discount) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under “—Limitation on Debt” and (ii) for the avoidance of doubt, no Default or Event of Default shall be deemed to have occurred solely as a result of a change in the rate of currency exchange occurring after the time of any relevant transaction so long as such relevant transaction was permitted at the time incurred, made, acquired, committed, entered or declared as set forth in clause (i). For purposes of the calculation of compliance with any financial ratio for purposes of taking any action hereunder on any relevant date of determination, amounts denominated in currencies other than Dollars shall be translated into Dollars at the applicable currency exchange rate used in preparing the financial statements delivered pursuant to “—Reports” for the relevant Test Period (and will, with respect to any Debt, reflect the currency translation effects, determined in accordance with IFRS, of any hedge agreements permitted hereunder in respect of currency exchange risks with respect to the applicable currency in effect on the date of determination for the Dollar Equivalent amount of such Debt).

Events of Default

(1)       Each of the following will be an “Event of Default” under the Indenture:

(a)	default for 30 days in the payment when due of any interest or any Additional Amounts on any Note;

(b)	default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(c)	failure to comply with any covenant or agreement of the Issuer or of any Subsidiary that is contained in the Indenture (other than specified in clause (a) or (b) above) and such failure continues for a period of 60 days or more after the receipt of written notice as specified in the Indenture;

(d)	default under the terms of any instrument evidencing or securing the Debt of the Issuer or any Subsidiary having an outstanding principal amount in excess of $75.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt (or permits the holders thereof to accelerate such Debt), or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment, and such failure to make any payment has not been waived or the maturity of such Debt has not been extended;

(e)	[reserved];

(f)	one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Issuer or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(g)	the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization with respect to the Issuer or any Significant Subsidiary;

(h)	[reserved];

(i)	the occurrence of any default under the CoC Steps Plan caused by the Issuer, any Affiliate thereof, or any of its Subsidiaries or DOB to the extent that (after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof) the same permits any party to the Restructuring Support Agreement that is a beneficial holder of Notes to exercise any rights or remedies described in the Restructuring Support Agreement with respect to the CoC Steps Plan, including, if required by the CoC Steps Plan, the failure to use commercially reasonable efforts to facilitate the transfer of certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuer, or the failure to take any other action required by the CoC Steps Plan, in each case, after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof; and

(j)

(i) the breach by DHL of any covenant or obligation in the Exit Preferred Shares, after giving effect to any applicable grace period, waiver, or modification thereunder or (ii) the breach by DHL of any obligations with respect to the Specified Intercompany Loans (including any failure by DHL to contribute, or cause to be contributed, to DIFL within 3 Business Days all proceeds received by DHL in respect of the Specified Intercompany Loans after the Cash Cap Condition has been satisfied) and in each case of (i) and (ii) such breach or failure continues for a period of 3 Business Days or more after the receipt of written notice as specified in the Indenture.

(2)       If an Event of Default (other than as specified in clause (1)(g) above with respect to the Issuer) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer (and to the Trustee if such notice is given by the holders) may, and the Trustee, upon the written request of such holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes will become immediately due and payable.

(3)       If an Event of Default specified in clause (1)(g) above occurs and is continuing with respect to the Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

(4)       Upon the Notes becoming due and payable upon any Event of Default, whether automatically or by declaration, the entire unpaid principal amount of such Notes, plus, in each case, accrued and unpaid interest thereon, shall all be immediately due and payable.

(5)       At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind such declaration and its consequences if:

(a)	the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(i)       all overdue interest and Additional Amounts on all Notes then outstanding;

(ii)       all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(iii)       to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(iv)       all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(b)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c)	all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

(6)       The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default:

(a)	in the payment of the principal of, premium, if any, and Additional Amounts or interest on any Note; or

(b)	in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

(7)       No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request, and offered reasonable indemnity or security, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee within such 30-day period has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, and Additional Amounts or interest on such Note on or after the respective due dates expressed in such Note.

(8)       If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes. Notice to holders of the Notes under this paragraph (8) will be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act.

(9)       The Issuer is required to furnish to the Trustee annual statements as to the performance of the Issuer and its Subsidiaries under the Indenture and as to any default in such performance. The Issuer is also required to notify the Trustee within 15 Business Days after it becomes aware of the occurrence of any Default.

The Indenture will provide that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant entitled “—Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

Legal Defeasance or Covenant Defeasance of Indenture

The Indenture will provide that the Issuer may, at its option and at any time prior to the Stated Maturity of the Notes, elect to have the obligations of the Issuer discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire Debt represented by the outstanding Notes except as to:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(b)	the Issuer’s obligations to issue temporary Notes, register, transfer or exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee and the obligations of the Issuer in connection therewith; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer released with respect to certain covenants set forth in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. These events do not include events relating to non-payment, bankruptcy, insolvency, receivership and reorganization. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	the Issuer must irrevocably deposit or cause to be deposited in trust with the Trustee, for the benefit of the holders of the Notes, cash in dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must (i) specify whether the Notes are being defeased to maturity or to a particular redemption date; and (ii) if applicable, have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes of such principal, premium, if any, or interest;

(b)	in the case of Legal Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that (x) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (y) since the date of the Indenture, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)	no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), the Indenture or any material agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound; and

(f)	the Issuer must have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due because of any acceleration occurring after an Event of Default, then the Issuer will remain liable for such payments.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(a)	the Issuer has irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be, and the Issuer has delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the redemption date, as the case may be and either:

(i)       all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(ii)       all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name, and at the Issuer’s expense;

(b)	the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(c)	the Issuer has delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that:

(i)       all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(ii)       such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound.

Amendments, Supplements and Waivers

Subject to certain exceptions, the Indenture and the Notes may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past Default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may:

(a)	reduce the principal amount of Notes whose holders must consent to any amendment, supplement, or waiver of the provisions of the Indenture;

(b)	reduce the rate of or extend the time for payment of interest on any Note;

(c)	reduce the principal of or change the Stated Maturity of any Note;

(d)	reduce the premium payable upon the redemption of any Note or change the dates on which any such premium is payable upon redemption as described under “—Optional Redemption” above;

(e)	make any Note payable in money other than that stated in such Note;

(f)	expressly subordinate the Notes to any other Debt of the Issuer or any Subsidiary;

(g)	impair the contractual right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Note on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Note; or

(h)	make any change in the amendment provisions or in the waiver provisions which require each holder’s consent.

Without the consent of any holder, the Issuer and the Trustee may amend the Indenture and/or the Notes to cure any ambiguity, omission, mistake, defect or inconsistency, to provide for the assumption by a successor to the Issuer of the obligations of the Issuer under the Indenture and the Notes, to provide for uncertificated Notes in addition to or in place of certificated Notes, to secure the Notes, to add guarantors of the Notes, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the Issuer), to evidence and provide the acceptance of the appointment of a successor trustee, to conform the text of the Indenture or the Notes to any provision of this “Description of the New DML Unsecured Notes” to the extent that such provision in this “Description of the New DML Unsecured Notes” was intended by the Issuer to be a verbatim recitation of a provision of the Indenture or the Notes, as applicable, as stated in an Officer’s Certificate, to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act, to effect any provision of the Indenture or to provide for the issuance of Additional Notes in accordance with, and if permitted by, the terms of and limitations set forth in the Indenture.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

A Note does not cease to be outstanding because the Issuer, any of its Subsidiaries or any of their Affiliates hold the Note. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by any Affiliates of the Issuer (other than its Subsidiaries) shall be considered as though outstanding, and Notes held by, or for the account of, the Issuer or any of its Subsidiaries will be disregarded and considered as though not outstanding.

The Trustee

The Indenture contains limitations on the rights of the Trustee under the Indenture in the event the Trustee becomes a creditor of the Issuer. These include limitations on the Trustee’s rights to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking (or not taking) action unless directed by the requisite threshold of holders of the Notes, or indemnified to its satisfaction.

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, and will provide for the submission of the parties to the jurisdiction of the courts in the State of New York.

Certain Definitions

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)	any other Person that beneficially owns, directly or indirectly, 5% or more of such specified Person’s Voting Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any Disposition, other than the following Dispositions:

(a)	Dispositions of assets with a Fair Market Value not exceeding $10.0 million (in the case of any individual transaction or series of related transactions) or $15.0 million (in the aggregate per fiscal year for all such Dispositions);

(b)	(i) any Disposition (including any issuance or sale of Capital Stock) by a Subsidiary of the Issuer to the Issuer, and (ii) so long as no Event of Default has occurred and is continuing as of the time thereof, or would result therefrom, any Disposition (other than an issuance or sale of Capital Stock) by the Issuer to any Subsidiary; provided that, since the Issue Date, the aggregate amount thereof, together with the aggregate amount of all Investments in any Subsidiary made by the Issuer, does not exceed $25.0 million in aggregate;

(c)	Dispositions of inventory, equipment or other assets in the ordinary course of business (including on an intercompany basis);

(d)	(i) Dispositions of surplus, obsolete, used or worn out property or other property that, in the good faith judgment of the Issuer, is (1) no longer useful in its business (or in the business of any Subsidiary of the Issuer), or (2) otherwise economically impracticable to maintain, and (ii) Dispositions or consignments of equipment, inventory or other assets (including leasehold or licensed interests in real property) with respect to facilities that are temporarily not in use and, in the good faith judgment of the Issuer, are not expected to be useful in its business, or are held for sale, or closed;

(e)	Dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(f)	Dispositions that constitute Investments that are Permitted Investments (other than under clause (j) of the definition of “Permitted Investments”), Permitted Liens and Restricted Payments permitted by paragraph (3) of the “Limitation on Restricted Payments” covenant (other than paragraph (3)(i) of the “Limitation on Restricted Payments” covenant);

(g)	any Disposition of property if, but solely to the extent that, (1) the property subject to such Disposition is exchanged for credit against the purchase price of similar replacement property, and such replacement property is purchased (or a binding commitment with respect thereto is entered into) on or about the same time as such Disposition is consummated, or (2) the proceeds of the relevant Disposition are promptly applied to the purchase price of similar replacement property; provided, that, if the property being Disposed of is owned by the Issuer, the replacement property shall also be owned by the Issuer;

(h)	Dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to, buy/sell arrangements between Joint Venture or similar parties set forth in the relevant Joint Venture arrangements and/or similar binding arrangements;

(i)	Dispositions of (x) notes receivable or accounts receivable to any Person (other than any affiliate of the Issuer) in the ordinary course of business (including any discount and/or forgiveness thereof), or in connection with the collection or compromise thereof, and (y) notes receivable, accounts receivable and related assets to any Person pursuant to any Permitted Receivables Financing; provided, that in the case of clause (i)(y), (A) the aggregate Fair Market Value of all property and assets Disposed of pursuant to a Permitted Receivables Financing, shall not exceed $50.0 million in any fiscal year, and (B) no Event of Default shall have occurred and be continuing as of the time of such Disposition, or would result therefrom (any Disposition permitted hereunder, a “Permitted Receivables Disposition”);

(j)	Dispositions and/or terminations of leases, subleases, licenses, sublicenses or cross-licenses (including the provision of software under any open source license), the Dispositions or terminations of which (1) do not materially interfere with the business of the Issuer and its Subsidiaries, or (2) relate to closed facilities or the discontinuation of any product line;

(k)	any termination of any lease, sublease, license or sub-license in the ordinary course of business, (1) any expiration of any option agreement in respect of real or personal property and (2) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(l)	any issuance of Capital Stock by a Subsidiary to the Issuer, to another Subsidiary, or to a minority shareholder, in each case, if and to the extent required by applicable law or the terms of any license or concession binding on such Subsidiary and entered into in good faith and in the ordinary course of business;

(m)	exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for Fair Market Value (as determined by the Issuer in good faith) for like property or assets;

(n)	(i) licensing and cross-licensing (including sub-licensing) arrangements involving any technology, intellectual property or intellectual property rights (“IP Rights”) of the Issuer or any Subsidiary in the ordinary course of business, (ii) Dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations (or applications for issuances or registrations) of IP Rights, in each case, which, in the good faith determination of the Issuer are not material to the conduct of the business of the Issuer or its Subsidiaries, or are no longer economical to maintain in light of its use, and (iii) Dispositions of any technology, intellectual property or other IP Rights of the Issuer or any Subsidiary involving their customers in the ordinary course of business;

(o)	Dispositions of contract and license rights, development rights, leases and market data made in connection with the initial development of a telecommunications business and prior to the commencement of commercial operation of such telecommunications business, in each case, for reasonably equivalent value;

(p)	Disposition of assets (except Material IP) made in good faith and for purposes of charitable contributions or similar gifts, if and to the extent such assets are not material to the ability of the Issuer or any Subsidiary to conduct its business in the ordinary course;

(q)	Dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(r)	issuances by the Issuer and its Subsidiaries of directors’ qualifying shares and shares issued to foreign nationals, in each case, as required by applicable law;

(s)	Dispositions pursuant to any netting arrangement of accounts receivable between or among the Issuer and its Subsidiaries, or among Subsidiaries of the Issuer, in each case, made in the ordinary course of business; and

(t)	Dispositions to any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant; provided that any Disposition made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under paragraph (3) of the “Limitation on Restricted Payments” covenant.

“Banking Services” means each and any of the following bank services: commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts.

“Banking Services Obligations” means any and all obligations of the Issuer, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under any arrangement between the Issuer and a counterparty that is (or is an Affiliate of) the administrative agent under the Senior Credit Facility, any lender or any arranger under the Senior Credit Facility at the time such arrangement is entered into, in each case, in connection with Banking Services, in each case, that has been designated in writing to the Trustee by the Issuer as being Banking Services Obligations for purposes of the Indenture.

“Below-Minimum Liquidity Condition” means, with respect to the mandatory redemption of the Exit Preferred Shares, that Issuer and its Subsidiaries have less than $100.0 million of aggregate liquidity within six months of a proposed redemption, as determined in good faith by the board of directors of DHL, as further described in the section of the Proxy Statement entitled “Annex IV—Description of the Exit Preferred Shares.”

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Capital Lease shall be the amount thereof accounted for as a liability in accordance with IFRS.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Debt convertible into or exchangeable for any of the foregoing.

“Cash” or “cash” means money, currency or a credit balance in any Deposit Account, in each case determined in accordance with IFRS.

“Cash Cap Condition” means the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount, as further described and defined in Annex IV to the Proxy Statement and without giving effect to any amendment or modification to the terms of the Exit Preferred Shares after the Issue Date.

“Cash Equivalents” means any of the following, to the extent owned by the Issuer or any of its Subsidiaries and having a maturity of not greater than 90 days from the date of acquisition by the Issuer or any of its Subsidiaries: (a) readily marketable direct obligations of the U.S. government or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the U.S. government, (b) insured certificates of deposit of, or time deposits with, any commercial bank that (i) is a lender under a Senior Credit Facility or a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) below, (iii) is organized under the laws of the United States or any State thereof and (iv) has combined capital and surplus of at least $1.0 billion; (c) commercial paper in an aggregate amount of no more than $1.0 million per issuer outstanding at any time, issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, and (d) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition; provided that bank deposits and short term investments in the local currency of any Subsidiary shall qualify as Cash Equivalents so long as the aggregate amount thereof does not exceed the amount reasonably estimated by the Issuer as being necessary to finance the operations, including capital expenditures, of such Subsidiary for the succeeding 90 days.

The term “Cash Equivalents” shall also include (x) Investments of the type and maturity described in clauses (a) through (g) above of foreign obligors, which Investments or obligors (or the parent companies thereof) have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (y) other short-term Investments utilized by the Issuer and its Subsidiaries in accordance with normal investment practices for cash management in Investments analogous to the Investments described in clauses (a) through (g) and in this paragraph.

“Change of Control” has the meaning given to such term under “Purchase of Notes upon a Change of Control.”

“CoC Steps Plan” means the steps plan agreed to in principle on June 27, 2023 by the supporting lenders party to the Restructuring Support Agreement in connection with certain change of control, antitrust and foreign investment filings, notifications, communications, and correspondence to occur in connection with the restructuring transactions contemplated by the Restructuring Support Agreement, as may be amended from time to time in accordance with the terms of the Restructuring Support Agreement.

“Code” means the Internal Revenue Code of 1986.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Adjusted EBITDA” for any period means the Consolidated Net Income of the Issuer and its Subsidiaries for such period, (a) plus the sum of (i) Consolidated Interest Expense of the Issuer and its Subsidiaries for such period (including any PIK Interest excluded from the definition of Consolidated Interest Expense), (ii) Consolidated Tax Expense of the Issuer and its Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense included in the income statement of the Issuer and its Subsidiaries for such period, (iv) any other non-cash items reducing Consolidated Net Income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period required to be made by IFRS), (v) charges or expenses related to any stock option plan or employee benefit plan required to be made pursuant to IFRS, (vi) to the extent not included in Consolidated Net Income, any proceeds of business interruption insurance received by the Issuer and its Subsidiaries for such period, (vii) any non-cash losses, charges or transitional adjustments (to the extent deducted in determining Consolidated Net Income) resulting from the application of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”, (viii) to the extent reasonably identifiable and factually supportable, the amount of any fees, expenses or charges incurred in connection with the Transactions, including, without limitation, restructuring costs and change-of-control costs incurred in connection with the Transactions and (ix) unless relating to the Transactions (including, restructuring costs and change-of-control costs incurred in connection with the Transactions), the amount of pro forma “run rate” cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements (including the entry into material contracts or arrangements) and initiatives and synergies (it is understood and agreed that “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period from such actions) projected by the Issuer in good faith to be reasonably anticipated to be realizable within 18 months of the date thereof (including from any actions taken in whole or in part prior to such date), which will be added to Consolidated Adjusted EBITDA, as so projected, until fully realized and calculated on a pro forma basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that such cost savings are reasonably identifiable and factually supportable (in the good faith determination of the Issuer); provided that the aggregate amount that may be added back to the Consolidated Net Income of the Issuer pursuant to this clause (ix) shall not exceed 15% of Consolidated Adjusted EBITDA for any trailing four fiscal quarter period, as calculated prior to giving effect to any such add-back, and (b) minus all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of the Issuer and its Subsidiaries for such period calculated on a consolidated basis in accordance with IFRS, (a) excluding the amortization of deferred financing costs and PIK Interest on the Notes or on other Debt issued in the Transactions and (b) including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of debt discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements; and (iv) accrued Disqualified Capital Stock dividends, whether or not declared or paid.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of the Issuer and its Subsidiaries for such period determined on a consolidated basis (before minority interests) in accordance with IFRS; provided that there shall be excluded therefrom (without duplication) (a) the net income (or loss) of any Person acquired by the Issuer or its Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Subsidiary of the Issuer except to the extent of the amount of dividends or other distributions actually paid to the Issuer or its Subsidiaries by such Person during such period, (c) gains or losses on dispositions by the Issuer or its Subsidiaries other than in the ordinary course of business, (d) all extraordinary or non-recurring gains and extraordinary or non-recurring losses, (e) the cumulative effect of changes in accounting principles, (f) gains or losses resulting from fluctuations in currency exchange rates (whether realized or unrealized) and (g) the tax effect of any of the items described in clauses (a) through (f) above.

“Consolidated Secured Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt (excluding any Debt related to, or as arising under, any license or lease agreement (determined in accordance with IFRS)) as of such date, to (b) Lease Adjusted EBITDA, excluding any amounts resulting from addbacks for proceeds of Exit Preferred Shares, for the Test Period then ended or as otherwise specified where the term “Consolidated Secured Leverage Ratio” is used in the Indenture, in each case for a Person and its Subsidiaries.

“Consolidated Tax Expense” means, for any period with respect to any Relevant Taxing Jurisdiction, the provision for all national, local and foreign federal, state or other income taxes of the Issuer and its Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

“Consolidated Total Assets” means, as to any Person, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person at such date; provided, that, any calculation or determination of the Consolidated Total Assets of the Issuer (including together with its Subsidiaries) shall be made on an unconsolidated basis and shall exclude goodwill and other intangible assets, and any intra-group items.

“Consolidated Total Debt” means, as to any Person at any date of determination, the aggregate principal amount of all Debt of the type described in clauses (a), (b), (c) and (d) of the definition thereof (including, for this purpose, a payment or disbursement made by a bank pursuant to a letter of credit that have not been reimbursed within five Business Days but excluding, for the avoidance of doubt, undrawn letters of credit), in each case of such Person and, without duplication, all guarantees of such Debt of other Persons by such Person; provided that “Consolidated Total Debt” shall be calculated to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness.

“Consolidated Working Capital” means, as at any date of determination, the excess of Current Assets over Current Liabilities.

“Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period; provided that there shall be excluded (a) the effect of reclassification during such period between current assets and long term assets and current liabilities and long term liabilities (with a corresponding restatement of the prior period to give effect to such reclassification), (b) the effect of any Disposition of any Person, facility or line of business or acquisition of any Person, facility or line of business during such period, (c) the effect of any fluctuations in the amount of accrued and contingent obligations under any hedge agreement, and (d) the application of purchase or recapitalization accounting.

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including the Senior Credit Facility) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements or any successor agreements.

“Current Assets” means, at any date, all assets of the Issuer and its Subsidiaries which under IFRS would be classified as current assets (excluding any (i) cash or Cash Equivalents (including cash and Cash Equivalents held on deposit for third parties by the Issuer and/or any Subsidiary), (ii) permitted loans to third parties, (iii) deferred bank fees and derivative financial instruments related to Debt, (iv) the current portion of current and deferred taxes and (v) assets held for sale or pension assets).

“Current Liabilities” means, at any date, all liabilities of the Issuer and its Subsidiaries which under IFRS would be classified as current liabilities, other than (i) current maturities of long term debt, (ii) outstanding revolving loans and letter of credit exposures, (iii) accruals of Consolidated Interest Expense (excluding Consolidated Interest Expense that is due and unpaid), (iv) obligations in respect of derivative financial instruments related to Debt, (v) the current portion of current and deferred taxes, (vi) liabilities in respect of unpaid earnouts, (vii) accruals relating to restructuring reserves, (viii) liabilities in respect of funds of third parties on deposit with the Issuer and/or any Subsidiary, (ix) the current portion of any Capital Lease, (x) any liabilities recorded in connection with stock based awards, partnership interest based awards, awards of profits interests, deferred compensation awards and similar initiative based compensation awards or arrangements and (xi) the current portion of any other long term liability for borrowed money.

“Debt” means, with respect to any Person, without duplication:

(a)	all indebtedness of such Person for borrowed money;

(b)	that portion of obligations with respect to Capital Leases of such Person to the extent recorded as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(c)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(d)	any obligation of such Person owed for all or any part of the deferred purchase price of property or services (excluding (w) any earn out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet of such Person (excluding the footnotes thereto) in accordance with IFRS and (B) has not been paid within 30 days after becoming due and payable following expiration of any dispute resolution mechanics set forth in the applicable agreement governing the applicable transaction, (x) accrued expenses and trade accounts payable in the ordinary course of business (including on an intercompany basis) and (y) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument;

(e)	all Debt of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the Debt secured thereby has been assumed by such Person or is non-recourse to the credit of such Person;

(f)	the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings;

(g)	the guarantee by such Person of the Debt of another;

(h)	all obligations of such Person in respect of any Disqualified Capital Stock and all obligations of such Person’s Subsidiaries in respect of Preferred Stock;

(i)	all net obligations of such Person in respect of any Derivative Transaction, including any hedge agreements, whether or not entered into for hedging or speculative purposes; and

(j)	all obligations of such Person in respect of, or any exposure under, any Synthetic Transaction,

provided that (i) in no event shall obligations under any Derivative Transaction be deemed “Debt” for any calculation of the Total Leverage Ratio, Consolidated Secured Leverage Ratio or any other financial ratio under the Indenture, (ii) the amount of Debt of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Debt and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith, and (iii) in no event shall the term “Debt” include (A) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due, (B) liabilities in respect of performance bonds or surety bonds provided by the Issuer or any Subsidiary in the ordinary course of business, to the extent such bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the bond, (C) anything accounted for as an operating lease in accordance with IFRS as of the Issue Date or (D) any pension obligation of the Issuer or any Subsidiary.

For all purposes hereof, the Debt of any Person shall include the Debt of any partnership in which such Person is a general partner, except to the extent such Person’s liability for such Debt is otherwise limited.

The principal amount of any non-interest bearing Debt or other discount security constituting Debt at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with IFRS.

“Default” means any event or condition which upon notice, lapse of time or both would become an Event of Default.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, excluding, for the avoidance of doubt, any investment property (within the meaning of the UCC) or any account evidenced by an instrument or negotiable certificate of deposit (within the meaning of the UCC).

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency swap or currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of the Issuer or its Subsidiaries shall constitute a Derivative Transaction.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or any Subsidiary in connection with any Asset Sale that is designated as Designated Non-Cash Consideration by the Issuer (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“DGHL” means Digicel Group Holdings Limited.

“DHL” means Digicel Holdings (Bermuda) Limited.

“DHL Subordinated Intercompany Loan” means one or more unsecured loans made by DHL from time to time, as lender, to Holdings or the Issuer, as borrower, as required by the terms of the Exit Preferred Shares, which loans (i) are subordinated in right of payment to the Notes and the Senior Credit Facility (ii) do not bear interest or original issue discount or other fees, and (iii) do not mature or require any cash payments in respect of principal prior to the Maturity Date except on the terms set forth in the Proxy Statement under the heading “Description of the Exit Preferred Shares” as in effect on the Issue Date (it being understood that such loan shall constitute the Subordinated Intercompany Loan referred to and defined in the Proxy Statement under the heading “Description of the Exit Preferred Shares”, and shall be required to comply with the terms applicable thereto).

“DIFL” means Digital International Finance Limited.

“DIHL” means Digicel Intermediate Holdings Limited.

“Disposition” or “Dispose” means any sale, lease, sale and lease-back (including any Sale and Lease-Back Transaction), sublease, or other disposition, transfer or conveyance of any property or asset of any Person (including any issuance or sale of Capital Stock or other equity interests).

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such redemption is in part, only such part coming into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such repurchase obligation is in part, only such part coming into effect prior to 91 days following such maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock) or (d) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, Qualifying IPO or any Asset Sale occurring prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the maturity date of the Notes.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of the Issuer or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of the Issuer (or any Parent Company or any Subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“DL” means Digicel Limited.

“DOB True-Up” means upon consummation of a scheme of arrangement as contemplated by the Restructuring Support Agreement, an amount equal to the difference, if any, between (x) the aggregate amount of proceeds received by DGHL under the share purchase agreement dated October 24, 2021 associated with such contingent value rights distribution and (y) the aggregate amount required to be paid to DOB on account of such contingent value rights as contemplated in the Restructuring Support Agreement, to be distributed to DOB as and when contingent value rights are received by the Issuer, DL and/or DHL, as applicable.

“Dollar Equivalent” means, at any date of determination, (a) with respect to any amount denominated in dollars, such amount, and (b) with respect to any amount denominated any currency other than dollars, the equivalent amount thereof in dollars as determined by the Issuer at such time on the basis of the Spot Rate in effect on such date for the purchase of dollars with such currency.

“dollars” means the lawful currency of the United States of America.

“euro” or “€” means the lawful currency of the member states of the European Union who have agreed to share a common currency in accordance with the provisions of the Maastricht Treaty dealing with European monetary union.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Existing Joint Venture” means any Joint Venture in existence on the Issue Date.

“Exit Preferred Shares” means the convertible preferred shares, in two series, to be issued by DHL on or about the Issue Date under its amended bye-laws, the material terms and conditions of which are set forth in Annex IV to the Proxy Statement under the heading “Annex IV—Description of the Exit Preferred Shares.”

“Exit Preferred Shares Offering Amount” means the up to $110 million of the Exit Preferred Shares to be issued in the Transactions, as it may be reduced by any amounts recovered on account of intercompany loans owed by DGHL to DL or any of DL’s subsidiaries prior to the issuance of such Exit Preferred Shares, as further described in Annex IV to the Proxy Statement.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Issuer’s board of directors.

“Fitch” means Fitch Ratings, Inc., also known as Fitch Ratings, and its successors.

“Foreign Working Capital Facility” means (i) a working capital credit facility expected to be entered into by Digicel (Trinidad & Tobago) Ltd., as borrower following the expected refinancing of the working capital facility by and between RBC Royal Bank (Trinidad and Tobago) Limited, as lender, and Digicel Limited, as borrower and (ii) any other working capital credit facility entered into by a Subsidiary in the ordinary course of business organized under the laws of a jurisdiction other than the United States; provided that, the Debt thereunder shall not be guaranteed by the Issuer.

“Funded Debt” means Debt created, assumed or guaranteed by a Person for money borrowed. For the avoidance of doubt, Funded Debt specifically (x) includes all Debt and obligations of such Person with respect to Credit Facilities, or evidenced by bonds, debentures, notes or similar instruments, or any other similar obligation upon which interest charges are customarily paid, but (y) excludes current accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade, and Debt of the type described in clauses (b), (c), (d), (e), (f), (g), (j) and (s) of paragraph (2) under the heading “—Certain Covenants—Limitation on Debt.”

“Future DPL Sale Proceeds” means all cash and cash equivalents (including, but not limited to, pursuant to the earn-out provisions and escrow arrangements) paid to DGHL at any time on or after May 28, 2023 pursuant to the terms of that certain share purchase agreement, dated October 24, 2021, entered into between BidCo (S) Pte. Ltd., Telstra Corporation Limited and the Company, relating to the purchase and sale of Digicel Pacific Limited.

“guarantees” means, as applied to any Debt or other obligation,

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	except for the purposes of “—Certain Covenants—Limitation on Guarantees of Debt by Subsidiaries,” an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit;

provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Issue Date or entered into in connection with any acquisition, Disposition or other transaction permitted under the Indenture (other than such obligations with respect to Debt). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Haiti Hotel” means that certain hotel in Port-au-Prince, Haiti owned by Turgeau Developments S.A., a Subsidiary of Holdings.

“Immaterial Subsidiary” means, as of any date, any Subsidiary of the Issuer (a) that does not have assets in excess of 2.5% of Consolidated Total Assets of the Issuer and its Subsidiaries and (b) that does not contribute Consolidated Adjusted EBITDA in excess of 2.5% of the Consolidated Adjusted EBITDA of the Issuer and its Subsidiaries, in each case, as of the last day of the most recently ended Test Period; provided that, the Consolidated Total Assets and Consolidated Adjusted EBITDA (as so determined) of all Immaterial Subsidiaries shall not exceed 5.0% of Consolidated Total Assets and 5.0% of Consolidated Adjusted EBITDA, in each case, of the Issuer and its Subsidiaries as of the last day of the most recently ended Test Period.

“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Investment” means (a) any purchase or other acquisition by the Issuer or any of its Subsidiaries of any of the securities of any other Person, (b) the acquisition by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance or capital contribution by the Issuer or any of its Subsidiaries to any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors” means (i) Denis O’Brien and any Permitted Transferee of Denis O’Brien, and (ii) the Other Investors.

“Issue Date” means the date the Notes are initially issued in connection with the Transactions.

“Joint Venture” means, with respect to any Person, any other Person in which such Person owns Capital Stock (but which is not a Wholly-Owned Subsidiary of such Person), and including, for the avoidance of doubt, any other Person in which such Person owns less than a 100% interest; provided that a Person shall only constitute a Joint Venture of the Issuer or any Subsidiary thereof for purposes of the Indenture if (a) any Capital Stock therein that is not owned by the Issuer or any Subsidiary thereof shall be owned by a Person that is not an affiliate of the Issuer, and (b) the organizational or joint venture documents of such Joint Venture shall in the case of any Joint Venture that exists on the Issue Date, be in the form in effect on the Issue Date (as may be amended in accordance with the terms thereof, to the extent not adverse to the interests of the holders of the Notes).

“Lease Adjusted EBITDA” means Consolidated Adjusted EBITDA, excluding any amounts resulting from addbacks for, (x) any interest expense relating to or arising under any license or lease agreement(s) (determined in accordance with IFRS), (y) cash principal or capital payments related to any lease agreement (determined in accordance with IFRS), or (z) cash principal or capital payments relating to any license agreement (determined in accordance with IFRS), unless otherwise included as a deduction in the definition of Consolidated Adjusted EBITDA.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, Lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Madiacom Facility” means that certain credit facility by and among Madiacom, a simplified joint stock company regulated under the laws of France, having its registered office at Immeuble Sodacom quartier Bois Rouge, 97224, Ducos, registered under number 880041397 (“Madiacom”) and the lenders party thereto, as in effect as of the Issue Date and as the same may be amended from time to time.

“Material IP” means intellectual property registered in any jurisdiction that is material to the business of the Issuer and its Subsidiaries, taken as a whole (as reasonably determined by the Issuer in good faith).

“Maturity” means, with respect to any indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Minimum Consolidated Liquidity” means, as of any date, a minimum of $100.0 million in unrestricted Cash and Cash Equivalents held by the Issuer and its Subsidiaries, on a consolidated basis.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Proceeds” means (a) with respect to any Disposition, the cash proceeds (including Cash Equivalents and cash proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith and transfer and similar taxes and the Issuer’s good faith estimate of income taxes paid or payable (including pursuant to tax sharing arrangements or that are or would be imposed on intercompany distributions with such proceeds) in connection with such Disposition), (ii) amounts provided as a reserve in accordance with IFRS against any liabilities under any indemnification obligation or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, other than to make a payment for which such amount was reserved, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Debt which is secured by the asset sold in such Asset Sale and which is required to be repaid or otherwise comes due or would be in default and is repaid (other than any such Debt that is assumed by the purchaser of such asset), (iv) cash escrows (until released from escrow to the Issuer or any of its Subsidiaries) from the sale price for such Disposition and (v) in the case of any Disposition by any non-Wholly-Owned Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (v)) attributable to any minority interest and not available for distribution to or for the account of the Issuer or a Wholly-Owned Subsidiary as a result thereof; and (b) with respect to any issuance or incurrence of Debt or Capital Stock, the cash proceeds thereof, net of all taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

“New DIFL Guarantors” means each guarantor of the Debt under the Senior Credit Facility.

“New DIFL Secured Notes” means the 9.000% Senior Secured Notes due 2027 to be issued by Digicel International Finance Limited and Digicel International Holdings Limited on the Issue Date.

“Notes Obligations” means all Debt and other obligations of the Issuer under or with respect to the Notes and the Notes Documents.

“Notes Documents” means the Indenture and the Notes.

“Officer’s Certificate” means a certificate signed by an officer of the Issuer or a Surviving Entity, as the case may be, and delivered to the Trustee.

“Other Investors” means each PCG Ad Hoc Group Member (as defined in the Restructuring Support Agreement) that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 15% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of the Issuer, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of the Issuer, together with its affiliates and related funds.

“Parent Company” means any other Person, or group of Persons that are Affiliates of the Issuer, of which the Issuer is an indirect Subsidiary.

“Pari Passu Debt” means any Funded Debt of the Issuer that ranks equally in right of payment with the Notes. The Notes (including any Notes issued as payment in kind thereon) shall not be deemed Pari Passu Debt.

“Permitted Debt” has the meaning given to such term under “Certain Covenants—Limitation on Debt.”

“Permitted Holders” means (a) the Investors and (b) any Person with which one or more Investors form a “group” (within the meaning of Section 14(d) of the Exchange Act) so long as, in the case of this clause (b), the relevant Investors beneficially own more than 50% of the relevant Voting Stock beneficially owned by the group.

“Permitted Investments” means any of the following:

(a)	Cash or Investments that were Cash Equivalents at the time made;

(b)	Investments by:

(i) [reserved];

(ii)       any Subsidiary in (x) the Issuer or any Subsidiary, or (y) any other Person, if as a result of such Investment such other Person becomes a Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Issuer or a Subsidiary; and

(iii)       the Issuer in (x) any Subsidiary or (y) any other Person, if as a result of such Investment such other Person becomes a Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, a Subsidiary;

(c)	any payments or other transactions pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files or filed a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

(d)	Investments in any Similar Business in an aggregate outstanding amount not to exceed $75.0 million per fiscal year; (provided that 50% of any unused amount shall be carried forward to subsequent fiscal years (and which carried over amounts shall be deemed first applied in any subsequent fiscal year)); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, and (ii) on a pro forma basis for such Investment, tested, at the option of the Issuer, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, the Issuer has Minimum Consolidated Liquidity (provided that if the Issuer has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment);

(e)	[reserved];

(f)	(i) Investments existing on, or contractually committed to as of, the Issue Date and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension thereof increases the amount of such Investment except by the terms thereof or as otherwise permitted under the Indenture;

(g)	Investments received in lieu of cash in connection with any Asset Sale permitted by the “Limitation on Sale of Certain Assets” covenant, or any other Disposition of assets not constituting an Asset Sale (other than pursuant to clause (f) of the definition of “Asset Sale”);

(h)	[reserved];

(i)	Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j)	Investments consisting of (or resulting from) Debt permitted under the “Limitation on Debt” covenant (other than Debt permitted under clauses (b) and (h) of paragraph (2) of “—Certain Covenants—Limitation on Debt”), including Debt in the form of guarantees of Debt of the Issuer or any Parent Company incurred in accordance with the “Limitation on Debt” covenant, Permitted Liens, Restricted Payments permitted under the “Limitation on Restricted Payments” covenant (other than clause (i) of paragraph (3) of the “Limitation on Restricted Payments” covenant) and mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or Dispositions but permitted by the “Limitation on Sale of Certain Assets” covenant;

(k)	Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, sponsors, licensors, sublicensors, licensees and sublicensees;

(l)	(i) Investments consisting of stock, obligations or securities received in satisfaction of judgments, foreclosure of Liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)	loans and advances (or guarantees of third party loans) to directors, officers or employees of the Issuer or any Subsidiary made in the ordinary course of business and consistent with the Issuer’s past practices or past practices of its Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time $1.0 million;

(n)	[reserved];

(o) (i) Investments of any Subsidiary acquired after the Issue Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, the Issuer or any Subsidiary after the Issue Date, in each case as part of an Investment otherwise permitted under the Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted under the Indenture;

(p)	[reserved];

(q)	Investments made after the Issue Date by the Issuer and/or any of its Subsidiaries, in an aggregate amount at any time outstanding not to exceed $75.0 million; plus the amount of any net cash proceeds of contributions in respect of Qualified Capital Stock of the Issuer received by the Issuer not more than 30 days prior to the applicable Investment;

(r)	[reserved];

(s)	(i) guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Debt and (ii) guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Issuer and/or its Subsidiaries, in each case, in the ordinary course of business;

(t)	Investments in any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant (other than clause (i) thereof); provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under the “Limitation on Restricted Payments” covenant;

(u)	[reserved];

(v)	expenses or advances in the ordinary course of the Issuer’s or any Subsidiary’s business to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of the Issuer or any Subsidiary in accordance with IFRS;

(w)	Investments arising under or in connection with any Derivative Transaction of the type permitted under clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(x)	[reserved];

(y)	Investments made in Joint Ventures as required by, or made pursuant to, buy/sell arrangements between the Joint Venture parties set forth in Joint Venture agreements and similar binding arrangements in effect on the Issue Date or entered into after the Issue Date in the ordinary course of business;

(z)	unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law;

(aa)	Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of any Parent Company of the Issuer, the Issuer, its Subsidiaries and/or any Joint Venture;

(bb)	[reserved];

(cc)	the conversion to Qualified Capital Stock of any Debt owed by the Issuer or any Subsidiary and permitted under “Certain Covenants—Limitation on Debt;”

(dd)	Investments by Unigestion Holding, S.A. in Turgeau Developments S.A. for the purposes of funding service, utility, operational and other similar fees and expenses in respect of the Haiti Hotel; provided that the aggregate amount of such Investments does not exceed $4.0 million in any fiscal year;

(ee)	Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments that are Permitted Investments and any other pledges or deposits permitted by the “Limitation on Liens” covenant;

(ff)	pro rata Investments in cash in (i) loans under the Senior Credit Facility, (ii) New DIFL Secured Notes and (iii) the Notes;

(gg)	guarantees of obligations of the Issuer or any Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

(hh)	Investments in Madiacom representing required capital contributions that pursuant to the terms of the Joint Venture agreement (as in effect on the Issue Date); provided that (i) the aggregate amount of Investments made pursuant to this clause (hh) may not exceed (A) per fiscal year, the lesser of (x) $25.0 million and (y) the pro rata share of the amount of actual capital expenditures (based on the Issuer’s and its Subsidiaries equity ownership of Madiacom required by Madiacom in the particular fiscal year), and (B) $40.0 million in the aggregate since the Issue Date and (ii) no Specified Event of Default exists and is continuing or would result from such Investment (other than with respect to an Immaterial Subsidiary).

“Permitted Liens” means the following types of Liens:

(a)	Liens securing Debt incurred pursuant to clauses (2)(a) and (2)(i)(ii) under “Certain Covenants—Limitation on Debt;”

(b)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves in accordance with IFRS shall have been set aside;

(c)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of the Issuer’s or any Subsidiary’s business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s Liens or bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(d)	Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations, (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii) pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to the Issuer and its Subsidiaries or (y) leases or licenses of property otherwise permitted under the Indenture and (iv) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above;

(e)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of- way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects and incurred in the ordinary course of business that do not in the aggregate interfere with in any material respect the ordinary conduct of the business of the Issuer and its Subsidiaries on the properties subject thereto, taken as a whole;

(f)	Liens (i) solely on any Cash (or Cash Equivalent) earnest money deposits (including as part of any escrow arrangement) made by the Issuer and/or any of its Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted under the Indenture (or to secure letters of credit, bank guarantees or similar instruments posted in respect thereof) or (ii) consisting of (A) an agreement to dispose of any property in a Disposition permitted under the “Limitation on Sale of Certain Assets” covenant and/or (B) the pledge of Cash or Cash Equivalents as part of an escrow or similar arrangement required in any Disposition permitted under the “Limitation on Sale of Certain Asset” covenant;

(g)	precautionary or purported Liens evidenced by the filing of UCC financing statements or similar financing statements under applicable requirements of law relating solely to (i) operating leases or consignment or bailee arrangements entered into in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement or similar financing statement under applicable requirements of law is required;

(h)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of the Issuer’s or any Subsidiary’s business;

(i)	Liens in connection with any zoning, building or similar requirement of law or right reserved to or vested in any governmental authority to control or regulate the use of any dimensions of real property or any structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(j)	Liens securing Debt permitted pursuant to clause (n) (solely with respect to the permitted refinancing, refunding or replacement of Debt permitted pursuant to clauses (a), (c), (i), (k) and (l) of paragraph (2) under “Certain Covenants—Limitation on Debt”); provided that no such Lien extends to any asset not covered by the Lien securing the Debt that is being refinanced(it being understood that such refinancings, refundings or replacements of individual financings of the type permitted under clause (k) under such covenant provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(k)	Liens existing on the Issue Date after giving effect to the Transactions (and any modification, replacement, refinancing, renewal or extension thereof), other than Liens incurred pursuant to clauses (a) and (gg) of this definition; provided that (1) no such Lien extends to any additional property other than (a) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Debt permitted under the “Limitation on Debt” covenant and (b) proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) and (2) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Debt, is permitted by the “Limitation on Debt” covenant;

(l)	Liens arising out of Sale and Lease-Back Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant; provided that such Liens attach only to the property sold and being leased in such transaction, and any accessions and additions thereto or proceeds and products thereof and related property;

(m)	Liens securing Capital Leases and purchase money Debt permitted pursuant to clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that any such Lien shall encumber only the asset acquired with the proceeds of such Debt and proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(n)	Liens securing Debt permitted pursuant to clause (l) of paragraph (2) of “—Certain Covenants—Limitation on Debt” on the relevant acquired assets or on the Capital Stock and assets of the relevant newly acquired Subsidiary; provided that no such Lien (x) extends to or covers any other assets (other than the proceeds or products thereof, replacements, accessions or additions thereto and improvements thereon, it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) or (y) was created in contemplation of the applicable acquisition of assets or Capital Stock;

(o)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Issuer or any Subsidiary arising in the ordinary course of the Issuer’s or any Subsidiary’s business, including rights of offset and set-off;

(p)	(i) Liens on assets of Subsidiaries to secure trade and operational Debt (other than Funded Debt) arising in the ordinary course of business, (ii) Liens on local currency cash deposits of borrowers under a permitted Foreign Working Capital Facility to secure obligations thereunder, and (iii) involuntary Liens arising out of operation of law;

(q)	Liens securing obligations (other than obligations representing Debt for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Issuer and/or its Subsidiaries;

(r)	Liens securing any Foreign Working Capital Facilities permitted pursuant to clause (w) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that such Liens may only be pledged over assets of a borrower that incurred such Debt in respect of Foreign Working Capital Facilities;

(s)	other Liens on assets securing Debt or other obligations of the Issuer and its Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $50.0 million; provided that such Liens may not secure Funded Debt;

(t)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(u)	the rights reserved or vested in any Person (including any governmental authority) by the terms of any lease, license, franchise, grant or permit held by the Issuer or any of its Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(v)	Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under clauses (d), (e), (g) and (s) of paragraph (2) of the “Limitation on Debt” covenant;

(w)	Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by under the Indenture or (ii) by operation of law under Article 2 of the UCC (or any similar applicable law of any jurisdiction);

(x)	Liens in favor of the Issuer or any Subsidiary;

(y)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(z)	Liens on specific items of inventory or other goods and the proceeds thereof securing the relevant Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(aa)	Liens securing (i) obligations under hedge agreements between the Issuer or any Subsidiary and any other Person in connection with any Derivative Transaction of the type described in clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt” and/or (ii) obligations of the type described in clause (f) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(bb)	(i) Liens on Capital Stock of Joint Ventures securing capital contributions to, or obligations of, such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in Joint Venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

(cc)	Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Debt;

(dd)	undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(ee)	with respect to any Subsidiary, Liens and privileges arising mandatorily by any requirement of law; provided such Liens and privileges extend only to the assets or Capital Stock of such Subsidiary;

(ff)	Liens arising solely in connection with rights of dissenting equity holders pursuant to any requirement of law in respect of any acquisition or other similar Investment;

(gg)	Liens securing the New DIFL Secured Notes issued on the Issue Date, and any additional New DIFL Secured Notes issued as payment in kind thereon after the Issue Date;

(hh)	Liens on notes receivable, accounts receivable and related assets and the equity interests of any Subsidiary of the Issuer, in each case, securing any Permitted Receivables Financing; and

(ii)	Liens on assets of Subsidiaries securing Debt of Subsidiaries.

“Permitted Receivables Financing” means any securitization, any receivables facility, or any financing of notes receivable, accounts receivable and other rights to payment and the proceeds thereof, as the case may be, in each case, entered into by the Issuer or any of its Subsidiaries with a third party (other than DOB) on a non-recourse basis (except for (i) recourse to any assets owned by the Issuer or any such Subsidiary underlying such financing, so long as the aggregate principal amount, shall not exceed $50.0 million in any fiscal year, (ii) any Standard Securitization Undertakings, and (iii) an unsecured parent guarantee by the Person that is the direct parent of the borrower under such financing), on arms’ length terms and in good faith; provided, that, (a) the aggregate principal amount of Debt outstanding at any time thereunder shall not exceed $50.0 million, and (b) no Event of Default shall have occurred and be continuing as of the time of effectiveness of such Permitted Receivables Financing, or would result therefrom.

“Permitted Transferee” means, with respect to Person, (i) such Person’s spouse or children (natural or adopted), any trust for Person’s benefit or the benefit of his spouse or children (natural or adopted), or any corporation, limited liability company or partnership, a majority of the direct and beneficial equity ownership of which is held by such Person or one or more of the foregoing, but only so long as such Person shall retain ultimate control over the transferred assets; and (ii) the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such Person’s assets.

“Person” means any natural person, corporation, limited liability company, trust, Joint Venture, association, company, partnership, governmental authority or any other entity.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma basis” or “pro forma effect” means, with respect to any determination of the Total Leverage Ratio, Consolidated Secured Leverage Ratio, Consolidated Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets (including component definitions thereof) that each Subject Transaction shall be deemed to have occurred as of the first day of the Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of cash and Cash Equivalents in connection with an acquisition of a Person, business line, unit, division or product line), as of the last day of the Test Period) with respect to any test or covenant for which such calculation is being made and that:

(a)       (i) in the case of any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of the Issuer or any Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made, and (ii) in the case of any acquisition permitted by the Indenture or Permitted Investment in a Subsidiary as described in the definition of “Subject Transaction,” income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with the definition of “Consolidated Adjusted EBITDA;”

(b)       any retirement or repayment of Debt (other than normal fluctuations in revolving Debt incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made;

(c)       any Debt incurred by the Issuer or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Debt has a floating or formula rate, such Debt shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Debt at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Debt), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate determined by a responsible officer of the Issuer in good faith to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Issuer; and

(d)       the acquisition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets, whether pursuant to any Subject Transaction or any Person becoming a Subsidiary or merging, amalgamating or consolidating with or into the Issuer or any of its Subsidiaries, or the Disposition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets shall be deemed to have occurred as of the last day of the applicable Test Period with respect to any test or covenant for which such calculation is being made.

“Proxy Statement” means the proxy solicitation statement, dated as of August 21, 2023, with respect to the Bermuda schemes of arrangement related to the Transactions contemplated by the Restructuring Support Agreement.

“Public Company Costs” means charges associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and charges relating to compliance with the provisions of the Securities Act and the Exchange Act (and in each case, any similar requirement of law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’, compensation, fees and expense reimbursement, charges relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualifying IPO” means any transaction or series of related transactions that results in any of the common Capital Stock of the Issuer or any Parent Company being publicly traded on any U.S. national securities exchange or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom or any country in the European Union.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided that if any of Moody’s, S&P and Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization,” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Issuer as a replacement agency for Moody’s, S&P or Fitch, or any of them, as the case may be, with respect to making a rating of the Notes.

“Real Estate Asset” means, at any time of determination, all right, title and interest of the Issuer in and to all owned real property and all real property leased or subleased by the Issuer (including, but not limited to, land, improvements and fixtures thereon) of the Issuer. For the avoidance of doubt, Real Estate Assets shall not include any right under any co-location or similar agreement.

“Replacement Assets” means properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used or useful in the Issuer’s business or in that of the Subsidiaries, including Investments but excluding Cash and Cash Equivalents.

“Restructuring Support Agreement” means that certain restructuring support agreement, dated as of June 27, 2023 by and among Digicel Limited, Digicel Holdings (Bermuda) Limited, the Issuer, DIFL US Finance LLC, the supporting lenders party thereto and DOB, incorporated by reference into the Proxy Statement.

“Restricted Debt” means (i) the DHL Subordinated Intercompany Loan and (ii) any other debt of any direct or indirect parent of the Issuer.

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Senior Credit Facility” means that certain First Lien Credit Agreement to be dated on or about the Issue Date by and among the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Senior Debt” means any Funded Debt of any Subsidiary of the Issuer.

“Services Agreement” means the services agreement to be entered into by and among DIHL, certain of its Subsidiaries and Mr. Denis O’Brien on or about the Issue Date, as contemplated by the Restructuring Support Agreement as in effect as of the Issue Date, or as modified in accordance with the terms thereof (so long as such modification is not adverse to the holders of the Notes).

“Shareholders Agreement” means that certain shareholders agreement, dated as of the Issue Date, among DHL and the shareholders party thereto.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Article I Rule 1-02(w) under Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the Indenture (provided that clause (3) thereof shall be read as if all references to income from continuing operations before income taxes are instead to Consolidated Adjusted EBITDA).

“Similar Business” means any Person the majority of the revenues of which are derived from those material lines of business engaged in by the Issuer or any Subsidiary on the Issue Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses.

“Specified Event of Default” means an Event of Default under clauses (a), (b) or (g) of paragraph (1) under the heading “—Events of Default.”

“Specified Intercompany Loans” means intercompany loans owing at any time by DGHL to DL and/or to one or more of DL’s Subsidiaries, and any intercompany receivables, rights and/or claims that DL or any of its Subsidiaries have or may have at any time in respect of any Future DPL Sale Proceeds or any remaining assets DGHL, and/or against DGHL, and includes the Specified Intercompany Loans referred to (and as defined) on Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares.”.

“Spot Rate” means, on any day, with respect to any currency in relation to Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m., London time, on the date two (2) Business Days prior to such date on the Bloomberg Foreign Exchange Rates & World Currencies Page for such currency. In the event that such rate does not appear on the applicable Bloomberg Foreign Exchange Rates & World Currencies Page, the Spot Rate shall be calculated by reference to such other publicly available service for displaying exchange rates as may be determined by the Issuer; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, the Issuer may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Standard Securitization Undertakings” means all representations, warranties, covenants, pledges, transfers, purchases, dispositions, guaranties and indemnities (including repurchase obligations in the event of a breach of representation and warranty) and other undertakings made or provided, and servicing obligations undertaken, by the Issuer or any of its Subsidiaries that the Issuer has determined in good faith to be customary in connection with a Permitted Receivables Financing.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

“Subject Transaction” means, with respect to any Test Period, (a) any acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in (x) any Subsidiary which serves to maintain or increase the Issuer’s or any Subsidiary’s respective equity ownership in such Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing the Issuer’s or its relevant Subsidiary’s ownership interest in such Existing Joint Venture), in each case that is permitted by the Indenture, (c) any Disposition of all or substantially all of the assets or Capital Stock of a Subsidiary (or any business unit, line of business or division of the Issuer or a Subsidiary) not prohibited by the Indenture, (d) any incurrence or repayment of Debt (other than revolving Debt) and/or (e) any other event that by the terms of the Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subordinated Debt” means Debt of the Issuer that is subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, Joint Venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; provided that in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” shall mean any direct or indirect Subsidiary of the Issuer.

“Synthetic Transaction” means any securitization, receivables facility or any receivables financing, factoring transaction, or any other synthetic or off-balance-sheet financing transaction, including any Permitted Receivables Financing.

“Test Period” means, as of any date, the period of four consecutive fiscal quarters then most recently ended for which financial statements under “Reports,” have been delivered (or are required to have been delivered); it being understood and agreed that prior to the first delivery (or required delivery) of financial statements under “Reports,” “Test Period” means the period of four consecutive fiscal quarters most recently ended for which financial statements of the Issuer and its Subsidiaries are available.

“Total Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA for the Test Period or as otherwise specified where the term “Total Leverage Ratio” is used in the Indenture, in each case for the Issuer and its Subsidiaries.

“Transactions” means the consummation of the transactions contemplated by the Restructuring Support Agreement, including, without limitation, (a) the issuance of the New DIFL Secured Notes on the Issue Date, (b) the issuance of the Notes, (c) the issuance of common shares of DHL and (d) the issuance of Exit Preferred Shares in connection with certain scheme of arrangements pursuant to section 99 of the Companies Act 1981 of Bermuda.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“UCC” means, as applicable to the jurisdiction in determination, (i) the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the creation or perfection of security interests, or (ii) any statute, code or law of any other state, country or jurisdiction (including, without limitation, Bermuda and any other jurisdiction applicable to the Issuer or any of its direct or indirect Subsidiaries, or any of the respective assets of any of the foregoing), to the extent such statute, code or law governs or set forth any rules, regulations or procedures relating to the creation or perfection of security interests in such jurisdiction.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of such Person and (b) Cash and Cash Equivalents of such Person that are restricted in favor of the Credit Facilities and/or other permitted secured Debt, in each case as determined in accordance with IFRS.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Debt; provided that the effect of any prepayment made in respect of such Debt shall be disregarded in making such calculation.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Annex III—Description of the DHL Common Shares

Description of the DHL Common Shares

General

Digicel Holdings (Bermuda) Limited is an exempted company incorporated under the laws of Bermuda. As used in this “Description of the DHL Common Shares,” “DHL,” “we,” “us” and “our” refer to Digicel Holdings (Bermuda) Limited or, if we do not include the Existing DIFL Subordinated Notes as a separate class in the DIFL Scheme and, subject to the RSA, instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes, New DHL. We are registered with the Registrar of Companies in Bermuda under registration number 36253. We were incorporated on December 17, 2004. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Terms used but not capitalized herein shall have the meanings ascribed to such terms in the Solicitation Statement to which this description is attached.

The objects of our business are unrestricted, and we have the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation and outside of the transactions contemplated by the Reorganization Transactions, there have been no material changes to our share capital or mergers, amalgamations or consolidations of us. Similarly, outside of the proceedings contemplated by the Reorganization Transactions, there have been no bankruptcy, receivership or similar proceedings with respect to us.

Share Capital

Our authorized share capital of $12,000 consists of 12,000 DHL Common Shares. Following the consummation of the Reorganization Transactions, our authorized share capital will consist of 150,000,000 DHL Common Shares designated as Class A common shares or Class B common shares and 24,000,000 Exit Preferred Shares designated as Class A convertible preferred shares or Class B convertible preferred shares. All of our issued and outstanding DHL Common Shares are fully paid. Pursuant to our bye-laws, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares, provided that, in general terms and unless a general permission applied, consent of the Controller of Foreign Exchange of the Bermuda Monetary Authority would need to be obtained before any issuance or transfer of our shares would result in a person holding 10% or more of the voting shares (having held nil or less than 10% of the voting shares beforehand) or holds more than 50% of the voting shares (having held between 10% and 50% beforehand).

DHL Common Shares

Holders of the DHL Common Shares have no pre-emptive, redemption, conversion or sinking fund rights (subject to the preemptive rights of (i) Mr. Denis O’Brien with respect to his Class A common shares (and any entity controlled by Mr. Denis O’Brien and established for bona fide estate planning purposes, a “Permitted Transferee”), as described below, and (ii) each other shareholder of 5% or more of the fully diluted DHL Common Shares (described below)). Holders of the Voting DHL Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of the DHL Common Shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of the DHL Common Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Persons receiving the DHL Common Shares in the Reorganization Transactions may elect to have all or any portion of their DHL Common Shares designated as non-voting. Non-Voting DHL Common Shares comprise a separate class of DHL Common Shares designated as Class B common shares in our bye-laws. Voting DHL Common Shares are designated as Class A common shares in our bye-laws. Non-Voting DHL Common Shares have all the rights of Voting DHL Common Shares save for voting rights.

In the event of our liquidation, dissolution or winding up, holders of the DHL Common Shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities.

III-1

Our bye-laws provide that Mr. Denis O’Brien and each other shareholder holding 5% or more of the fully diluted DHL Common Shares will have preemptive rights on a pro rata basis in connection with any issuance of any of our Voting DHL Common Shares, any other new DHL Common Shares or any other equity or equity-like securities by us or any of our subsidiaries, with customary mop-up rights for fully subscribing shareholders if any other shareholder does not elect to acquire its full share, subject to certain customary exceptions. Shareholders shall have the right to assign preemptive rights to an affiliate (excluding portfolio companies affiliated with such shareholders, other than Permitted Transferees). We shall be permitted to issue securities without first complying with the preemptive rights provisions so long as we promptly subsequently offer shareholders the ability to purchase securities, by issuing additional securities, facilitating a secondary sale of previously issued securities or otherwise, that would have the effect of allowing any such participating shareholders to purchase the amount of securities they would have been entitled to purchase had we issued all such securities in compliance with the preemptive rights provisions.

Dividend and Other Distribution Rights

Under Bermuda law, a company may not declare or pay dividends, or make a distribution out of Contributed Surplus (as defined below), if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of its assets would thereby be less than its liabilities. “Contributed Surplus” is defined for purposes of Section 54 of the Companies Act 1981 of Bermuda (the “Companies Act”) to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our bye-laws, each DHL Common Share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to the payment of dividends on our Exit Preferred Shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 66% of the issued shares of that class or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of members at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Transfer of Shares

Our board of directors may refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate (if a share certificate has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Our board shall refuse to register a transfer (i) unless all applicable consents, authorizations and permissions of any governmental body, agency or regulatory body in Bermuda have been obtained or (ii) if the transfer would, if effected, require us to register any security under the U.S. Securities Exchange Act of 1934, violate applicable securities laws, or otherwise violate the terms of our organizational documents. If our board refuses to register a transfer of any share, the secretary shall, within 10 business days after the date on which the transfer was lodged with us, send to the transferor and transferee a notice of the refusal. Subject to these restrictions, a holder of the DHL Common Shares may transfer the title to all or any of its DHL Common Shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Transfers of any DHL Common Shares to competitors, including industry competitors and certain third-party private equity and financial purchasers (“Competitors”), are subject to the consent of our board of directors.

III-2

Our bye-laws provide for any holder of the DHL Common Shares holding, or group of holders of the DHL Common Shares collectively holding, more than 60% of our fully diluted DHL Common Shares (the “Drag-Along Sellers”) to have drag-along rights to effect a sale of us to an unaffiliated third party by a sale of all or substantially all of our and our subsidiaries’ assets or sale of a majority of our fully diluted DHL Common Shares (whether by merger, share or unit exchange, recapitalization, sale or contribution of equity or other business combination transaction or purchase of beneficial ownership) (a “Company Sale”) without the approval of the other shareholders (the “Minority Sellers”) and with no appraisal rights, subject to customary protections for such other shareholders and subject to the statutory protections contained in Part VII of the Companies Act (as described in “Amalgamations and Mergers” below) if the Company Sale is an amalgamation or merger of us pursuant thereto (the “Drag-Along Right”). The Drag-Along Right shall not apply to Mr. Denis O’Brien’s or his Permitted Transferee’s DHL Common Shares for a period of two years from the Closing Date unless the minimum equity value of the DHL Common Shares is at least US$400 million. All holders of the DHL Common Shares in a Company Sale will be entitled to receive transaction consideration in the same form and the same per-share consideration as the consideration received by the majority holders of the DHL Common Shares. In connection with any Company Sale, each Minority Seller (i) will only be required to make (a) individual fundamental representations and warranties as to the unencumbered title to its equity interests and the power, authority and legal right to transfer such equity interests and the absence of any adverse claim with respect to such equity interests, as well as customary representations with respect to organization, capacity, the absence of certain conflicts and the lack of any brokerage, finder’s or other fee being payable based on arrangements made by such equityholder and (b) their pro rata share of any of our representations and warranties; (ii) will not be responsible for individual customary fundamental representations and warranties of any other person or entity (other than us or our subsidiaries) and (iii) will not be required to agree to any restrictive covenants other than customary confidentiality undertakings.

Our bye-laws provide for holders of the DHL Common Shares to have customary tag-along rights in relation to a transfer or series of related transfers of 25% or more of the fully diluted DHL Common Shares by a holder or group of holders of the DHL Common Shares acting in concert, including on the same terms and the same per-share consideration as such transferring holder or group of holders of the DHL Common Shares acting in concert.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of members each calendar year, which we refer to as the annual general meeting. Bermuda law permits the members to waive the requirement to hold an annual general meeting by resolution (either for a specific year or a period of time or indefinitely). Bermuda law provides that a special general meeting of members may be called by the board of directors of a company and must be called upon the request of members holding 10% or more of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that members be given at least five clear calendar days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our president or chairman (if any) or any two directors or any director and the secretary or board of directors may convene an annual general meeting and our president or chairman (if any) or any two directors or any director and the secretary or board of directors may convene a special general meeting. Under our bye-laws, at least five clear calendar days’ notice of an annual general meeting or five clear calendar days’ notice of a special general meeting must be given to each member entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the members entitled to attend and vote at such meeting or (ii) in the case of a special general meeting, by a majority in number of the members entitled to attend and vote at the meeting holding 95% or more in nominal value of the shares entitled to vote at such meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The members have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by members of the company and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for members of the company to inspect or obtain copies of any other corporate records.

III-3

Our bye-laws provide for holders of at least 1% of our fully diluted DHL Common Shares to have customary information rights (“Information Rights”) to the information provided to the holders of the New DIFL Term Loans. The Information Rights shall be subject to customary exceptions to protect confidential and proprietary DHL information from disclosure to the public and Competitors. For the avoidance of doubt, the Information Rights are in addition to any information provided to the directors who may be our shareholders.

Election and Removal of Directors1

Our bye-laws provide that our board of directors shall consist of 9 directors, composed of:

●	Mr. Denis O’Brien as a non-executive director, subject to the terms and conditions set forth in the Services Agreement, until the date that is the third (3rd) anniversary of the Closing Date (such date, the “DOB Stepdown Date”). Upon the occurrence of the DOB Stepdown Date, Mr. Denis O’Brien (or a Permitted Transferee) will have the right to designate one (1) member of our Board (whether himself or another individual) for so long as Mr. Denis O’Brien (or such Permitted Transferee) continues to own 5% of the fully diluted DHL Common Shares (the “DOB Director”);

●	Our chief executive officer (the “CEO”);

●	Four (4) directors selected by PGIM, Inc. (“PGIM”) and/or its affiliates (the “PGIM Directors”); provided, that (i) at such time as PGIM owns less than [30]% but more than [22.5]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint three (3) PGIM Directors, (ii) at such time as PGIM owns less than [22.5]% but more than [15]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint two (2) PGIM Directors, (iii) if PGIM owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint one (1) PGIM Director and (iv) if PGIM owns less than [10]% of the fully diluted DHL Common Shares, PGIM shall have no right to appoint PGIM Directors; provided, further, that in no event shall there be more than 1 PGIM Director who is/are employee(s) of PGIM or any affiliate thereof;

●	So long as Contrarian Capital Management, L.L.C. (“Contrarian”) owns at least [15]% of the fully diluted DHL Common Shares, two (2) directors selected by Contrarian and/or its affiliates (the “Contrarian Directors”); provided, that (a) at such time as Contrarian owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, Contrarian shall have the right to appoint one (1) Contrarian Director and (b) if Contrarian owns less than [10]% of the fully diluted DHL Common Shares, Contrarian shall have no right to appoint Contrarian Directors; provided, further that in no event shall there be more than 1 Contrarian Director who is an employee of Contrarian or any affiliate thereof; and

●	Remaining directors selected by the holders of our DHL Common Shares (the “At Large Directors”); provided, that any holder of our DHL Common Shares that has the right to designate a director to our board of directors shall not be entitled to vote on the At Large Director(s); provided, further, that to the extent PGIM and/or Contrarian does not own exactly [30]%, [22.5]%, [15]% or [10]% of the fully diluted DHL Common Shares, as applicable, then PGIM and/or Contrarian, as applicable, shall be entitled to vote its excess percentage ownership above such applicable percentage threshold (if any) on the At Large Director(s) (e.g., if PGIM owns [48]% of the fully diluted DHL Common Shares, PGIM would have the right to appoint four directors and vote [18]% of its fully diluted DHL Common Shares (i.e., the excess of PGIM’s [30]% director appointment threshold) for At Large Directors.

PGIM and Contrarian shall have the right, subject to the other restrictions set forth herein, to transfer their director designation rights to a transferee of at least [10]% of the fully diluted DHL Common Shares, with such transferee’s designation right being subject to the terms and restrictions on such right applicable to PGIM or Contrarian, as applicable.

_________________

[1]	Note that PGIM, Contrarian and GoldenTree Asset Management LP (collectively, the “PCG Ad Hoc Group”) may update the percentages contained in brackets in this section and/or other terms prior to the Closing.

III-4

Directors shall hold office for such term as the shareholders appointing them may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

If at any time a vacancy is created on our board of directors by reason of the death, removal or resignation of any DOB Director, PGIM Director, Contrarian Director or At Large Director, a designee shall be appointed to fill such vacancy by such person(s) entitled to appoint such director. For the avoidance of doubt, such directors may only be removed by the applicable person(s) entitled to remove such director.

Any changes to the size of our board of directors requires the affirmative vote of at least 60% of our fully diluted DHL Common Shares.

The chairman of our board of directors (the “Chairman”) will be designated by PGIM and/or its affiliates for so long as PGIM and/or its affiliates own at least [40]% of the fully diluted DHL Common Shares, and PGIM and/or its affiliates will have the right to remove the Chairman. Following the resignation or removal of the Chairman, the chairman of our board of directors shall be designated (i) by PGIM and/or its affiliates for so long as PGIM owns at least 45% of the fully diluted DHL Common Shares and (ii) at such time as PGIM and/or its affiliates owns less than 45% of the fully diluted DHL Common Shares, by a simple majority of the PGIM Directors, Contrarian Director, At Large Directors and Mr. Denis O’Brien or the DOB Director, as applicable.

Each member of the PCG Ad Hoc Group shall be entitled to appoint one (1) observer to our board of directors so long as it owns at least 5% of the fully diluted DHL Common Shares; provided, however, to the extent a member of the PCG Ad Hoc Group has the right to appoint a director to our board of directors and that director is an employee of the applicable member of the PCG Ad Hoc Group or its affiliates, then to the extent such employee director is in attendance at a meeting of our board of directors, the PCG Ad Hoc Group member will not be entitled to have an observer in attendance at such meeting.

Services Agreement Dilution Protections

On the Closing Date, Mr. Denis O’Brien shall be issued Class A common shares representing 10% of the fully diluted DHL Common Shares as of the Closing Date pursuant to the Services Agreement (the “Services Agreement New Equity”); provided, that the Services Agreement New Equity shall not be diluted by the issuance of any new money equity (“New Money Equity”) issued from the Closing Date through September 30, 2024 only if all of the Anti-Dilution Conditions (as defined and described in the Services Agreement Term Sheet annexed to the Restructuring Term Sheet (as defined in the RSA) as Exhibit E) are met.

If DHL’s board of directors approves the issuance of any New Money Equity, such New Money Equity is issued prior to September 30, 2024, and the Anti-Dilution Conditions are all satisfied, then the additional Class A common shares shall be issued to Mr. Denis O’Brien in an amount to ensure that the Services Agreement New Equity is not diluted by the issuance of such New Money Equity. In the event that any Anti-Dilution Condition is not satisfied, the Service Agreement New Equity shall be diluted by any New Money Equity; provided, that if any Anti-Dilution Condition is not satisfied and there is any New Money Equity issued prior to September 30, 2024 with a pre-money equity valuation of less than $400 million, then the Services Agreement New Equity shall receive anti-dilution protection such that the Service Agreement New Money Equity shall only be diluted to the extent the Services Agreement New Equity would have been diluted if the New Money was issued with a pre-money equity valuation of $400 million. For the avoidance of doubt, if any Anti-Dilution Condition is not satisfied and New Money Equity is issued prior to September 30, 2024 at a pre-money equity valuation of at least $400 million, the Service Agreement New Equity shall be fully diluted by any such New Money Equity. For the avoidance of doubt, the anti-dilution protections for the Services Agreement New Equity described in the paragraph shall only apply up to and including September 30, 2024.

In addition to the dilution protections described above, the Services Agreement New Equity shall have anti-dilution protection such that the dilution on the Services Agreement New Equity shall be limited to the dilution the Services Agreement New Equity would have suffered had the conversion price for the Exit Preferred Shares been based on the Accreted Liquidation Preference and an equity valuation equal to the sum of (i) $400 million and (ii) the gross amount of cash funded at the closing to purchase Rights Offering Units (as defined in the Restructuring Term Sheet), not to exceed $175 million (for the avoidance of doubt, which amount shall exclude any Exit Preferred Shares consisting of Premium Shares (as defined in the Backstop Commitment Agreement)) rather than a conversion price based upon the Accreted Liquidation Preference and an equity valuation equal to $400 million; provided, further that so long as the gross amount of cash funded at the closing to purchase Rights Offering Units is $111 million or less, then the Services Agreement New Equity shall have additional anti-dilution protection such that the dilution on the Services Agreement New Equity as a result of the conversion of the Exit Preferred Shares shall be limited to the dilution the Services Agreement New Equity would have suffered if the Exit Preferred Shares converted into a maximum of 30.4% of the equity of the reorganized Company.

III-5

Terms of the anti-dilution protections afforded to the Services Agreement New Equity, shall not be amended without the consent of Mr. Denis O’Brien.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors, and the votes of a simple majority of the directors present at a duly convened meeting of the board at which a quorum is present will be sufficient to approve all matters except as otherwise expressly set forth herein or as may be agreed to by the PCG Ad Hoc Group prior to Closing. Bermuda law permits individual and corporate directors, and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. Meetings of our board of directors will require a quorum of at least two-thirds (2/3) of the members of our board of directors.

A director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law will entitled to vote in respect of any such contract or arrangement in which he or she is interested subject to disclosing that interest; provided, however, that entering into or amending related party transaction with any interested director (including the CEO if the CEO is on our board of directors) will require approval of a majority or other applicable voting threshold of the disinterested directors.

Indemnification of Directors and Officers

Section 98 of the Companies Act (“Section 98”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is finally determined by a court of competent jurisdiction. Our bye-laws provide that the members waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Amendment of Memorandum of Association and Bye-laws

Our bye-laws provide that our memorandum of association may be amended only by a resolution of our board of directors and by a resolution passed at a general meeting of members. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our members. Material amendments or modifications to, or waivers or restatements of, our memorandum of association or bye-laws, or any other of our or our subsidiaries’ organizational documents, require a resolution passed by the affirmative vote of the holders of at least 60% of our fully diluted DHL Common Shares. Any such amendment that would change Mr. Denis O’Brien’s right to appoint a director or otherwise have a material and disproportionately adverse effect on Mr. Denis O’Brien relative to the other shareholders requires his prior written consent. Amendments to our memorandum of association or bye-laws that would circumvent or otherwise modify the provisions described in “Election and Removal of Directors,” “Proceedings of Board of Directors,” “Minority Protections,” “Access to Books and Records and Dissemination of Information” and “Transfer of Shares” will, for a number of years to be agreed to by the PCG Ad Hoc Group prior to the Closing, require the affirmative vote of a percentage of the fully diluted DHL Common Shares to be agreed to by the PCG Ad Hoc Group prior to the Closing.

III-6

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by members at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by members voting in favor of the amendment.

Amalgamations and Mergers

The Companies Act allows amalgamation or merger by a statutory process set out in Part VII of the Companies Act. Pursuant to these provisions, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its members. Unless the company’s bye-laws provide otherwise, the approval of 75% of the members voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. However, our bye-laws provide that the approval of at least 60% of the fully diluted DHL Common Shares is required for an amalgamation or merger, or any other consolidation, reorganization or business combination involving us or our significant subsidiaries.

Each of our shares has a statutory right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote in our bye-laws. The holders of shares of a class of shares are entitled to vote separately as a class in respect of an amalgamation or merger if the amalgamation agreement or merger agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a member of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such member’s shares may, within one month of notice of the members’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to members under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a member to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority members or, for instance, where an act requires the approval of a greater percentage of the company’s members than that which actually approved it. When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the members, one or more members may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any members by other members or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the members or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those members who would have been entitled to such sums if they were distributed by way of dividend or distribution.

III-7

Minority Protections

Our bye-laws provide that certain fundamental actions, including but not limited to non-pro rata redemptions, recapitalizations, reclassifications or repurchases of our equity interests, shall require the approval of the holders of at least 70% of the fully diluted DHL Common Shares.

Our bye-laws provide that the following actions shall require the approval of the holders of at least 60% of the fully diluted DHL Common Shares:

(a)	any material amendments or modifications to, or waivers or restatements of, our or our subsidiaries’ constitutional or organizational documents;

(b)	any changes to the size of our board;

(c)	any merger, amalgamation, consolidation, reorganization or other business combination involving us or our significant subsidiaries;

(d)	any material (to us and our subsidiaries taken as a whole) acquisitions or dispositions;

(e)	any fundamental change in the scope of the business of us and our subsidiaries; or

(f)	entry into any liquidation, winding up or voluntary bankruptcy proceedings or similar proceedings in respect of us and/or our significant subsidiaries

Registration Rights

Our shareholders shall have customary registration rights following an initial public offering with respect to their registrable DHL Common Shares to be set forth in a registration rights agreement, including customary shelf registration and shelf take down rights, and customary piggyback registration rights for holders of at least 1% or more of the fully diluted DHL Common Shares. Holders of at least 5% or more of the fully diluted DHL Common Shares shall have customary demand registration rights.

Corporate Opportunities

In order to address potential conflicts of interest between us and our shareholders or directors, our bye-laws contain provisions regulating and defining the conduct of our affairs as they may involve our shareholders and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with our shareholders. In general, these provisions recognize that we and our shareholders may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and our shareholders will continue to have contractual and business relations with each other, including service of officers and directors of our shareholders serving as our directors.

Our bye-laws provide that our shareholders and directors and officers will have no duty to refrain from:

●	engaging in the same or similar business activities or lines of business as us,

●	doing business with any of our clients or customers, or

●	employing or otherwise engaging any of our officers or employees.

III-8

However, this does not apply to Mr. Denis O’Brien or shareholders that are employed by us, in each case, during the time that Mr. Denis O’Brien or such shareholder remains a service provider to us, it being understood that Mr. Denis O’Brien shall be deemed a service provider during the period from the Closing Date to three years following such Closing Date.

Our bye-laws provide that neither our directors or officers or our shareholders nor any officer or director of our shareholders, except as described in the following paragraph, will be liable to us or our shareholders for breach of any fiduciary duty by reason of any such activities. Our bye-laws provide that our shareholders and our directors and officers are not under any duty to present any corporate opportunity to us which may be a corporate opportunity for them and for us, and our shareholders and our directors and officers will not be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that they pursue or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

For purposes of the bye-laws, “corporate opportunities” include business opportunities that we are financially able to undertake, that are, from their nature, in our lines of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of our shareholders or their officers or directors will be brought into conflict with our self-interest.

III-9

Annex IV—Description of the Exit Preferred Shares

The following is a summary of certain provisions of Digicel Holdings (Bermuda) Limited’s bye-laws for its Exit Preferred Shares. As used in this “Description of the Exit Preferred Shares,” “DHL,” “we,” “us,” and “our” refer to Digicel Holdings (Bermuda) Limited or, if we do not include the Existing DIFL Subordinated Notes as a separate class in the DIFL Scheme, subject to the RSA and instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinates Notes, New DHL. The following summary of the terms of the Exit Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our bye-laws. Terms used but not capitalized herein shall have the meanings ascribed to such terms in the Solicitation Statement to which this description is attached.

General

Under our bye-laws, as amended, our board of directors by resolution may establish one or more series of preferred shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by our board of directors and as may be permitted by Bermuda law. We currently have no preferred shares issued and no capital shares that are senior to or on parity with the Exit Preferred Shares. At the Closing Date, we will designate and issue a number of shares of Exit Preferred Shares with an aggregate initial liquidation preference equal to (x) the Exit Preferred Shares Offering Amount, plus (y) $11 million on account of the Backstop Payment (such aggregate liquidation preference in respect of the Exit Preferred Shares issued on the Closing Date, the “Exit Preferred Shares Initial Liquidation Preference”), and subject to accretion and adjustment as provided herein. In addition, after the Closing Date, we may at our option issue up to $50 million aggregate initial liquidation preference of additional Exit Preferred Shares pursuant to an uncommitted accordion on terms substantially similar to the Exit Preferred Shares issued on the Closing Date.

When issued, the Exit Preferred Shares, and any DHL Common Shares issued upon the conversion of the Exit Preferred Shares, will be fully paid and non-assessable. Holders of the Exit Preferred Shares will have no preemptive or preferential right to purchase or subscribe for additional shares, obligations, warrants or other securities of us of any class, other than the right to receive DHL Common Shares issued upon the conversion of any Exit Preferred Shares as described below in “Mandatory Conversion.”

The Exit Preferred Shares are subject to Mandatory Conversion, as described below in “—Mandatory Conversion,” and Mandatory Redemption, as described below in “—Mandatory Redemption.”

“Cash Cap Condition” shall mean the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount.

Ranking

The Exit Preferred Shares will rank senior to any of our existing or future equity securities, including with respect to any repayment, redemption, refinancing, distributions, and rights to accretion and in any liquidation, bankruptcy, winding-up, and dissolution of us.

While any Exit Preferred Shares are issued and outstanding, we may not authorize or issue any shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) senior or equal in priority to the Exit Preferred Shares (other than the uncommitted $50 million accordion). Without the consent of any holder of the Exit Preferred Shares, however, we may authorize, increase the authorized amount of, or issue any class or series of, equity securities that rank junior to the Exit Preferred Shares.

Dividends

Each Exit Preferred Share shall accrue, on a daily basis whether or not declared and paid, cumulative cash dividends at the rate per annum of 12% on the Accreted Liquidation Preference (as defined below) of such Exit

Preferred Share. Such dividends shall compound annually in arrears to the extent not paid in cash (“Compounded Dividends”). Such rate will be increased by 2% per annum during the continuance of any breach (subject to materiality qualifiers in the case of certain provisions to be agreed) of any of our obligations, covenants, representations, warranties, or agreements under the definitive documentation with respect to the Exit Preferred Shares. Holders of record of the Exit Preferred Shares will be entitled to receive such accumulated and unpaid dividends, including Compounded Dividends, at any time in cash, when, as and if declared by our board of directors, out of funds legally available for payment and subject to the Cash Cap Condition. “Accreted Liquidation Preference” means, for any Exit Preferred Shares as of any date of determination, the sum of (i) the Exit Preferred Shares Initial Liquidation Preference of such Exit Preferred Shares, plus (ii) the aggregate unpaid Compounded Dividends with respect to such Exit Preferred Shares, plus, (iii) any accrued, unpaid and uncompounded dividends, whether or not declared, with respect to such Exit Preferred Shares, if any, as of such date of determination.

As long as any Exit Preferred Shares are issued (and remain outstanding), no dividends or other distributions may be declared, made or paid, or set apart for payment, upon any junior equity securities, nor may any junior equity securities be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any junior shares) by us or on our behalf. Holders of the Exit Preferred Shares will not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends (except, for the avoidance of doubt, in their capacity as holders of DHL Common Shares upon conversion of the Exit Preferred Shares).

Our ability to declare and pay dividends and make other distributions with respect to our capital shares, including the Exit Preferred Shares, may be limited by, among other things, the terms of our existing and future indebtedness, the Cash Cap Condition and applicable Bermuda law. Pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of the Contributed Surplus (as defined below), if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed Surplus” is defined for purposes of Section 54 of the Bermuda Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

Covenants

DHL shall not incur or guarantee any debt or liens, make investments (other than loans to DIFL as expressly provided in “—Mandatory Conversion” and “—Mandatory Redemption”) or asset sales, or issue any shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) senior or equal in priority to the Exit Preferred Shares (other than the uncommitted $50 million accordion), or issue any dividends on any shares or other equity interests junior in priority to the Exit Preferred Shares.

Until the Cash Cap Condition is satisfied, DHL(i) shall preserve, pursue the collection of, and maximize the value of the Specified Intercompany Loans (as defined below) for the benefit of the holders of the Exit Preferred Shares and (ii) shall not amend, modify, settle, or otherwise dispose of the Specified Intercompany Loans without the consent of holders of a majority of the shares of the Exit Preferred Shares.

The definitive documentation of the New DIFL Credit Facility and the New DIFL Secured Notes Indenture shall provide that, after the Cash Cap Condition has been satisfied, it shall be an event of default if DHL does not promptly contribute or cause to be contributed to DIFL all proceeds received by DHL in respect of the Specified Intercompany Loans.

In addition, DHL, DL, DIHL, and their respective direct and indirect subsidiaries will be subject to restrictions on, among other things, investments, dividends and certain other payments, asset sales, and the incurrence of debt and liens, in each case consistent with the New DML Unsecured Notes in the case of DHL, DL, and DIHL, and consistent with the New DIFL Term Loans in the case of DHL’s other indirect subsidiaries. The scope of the covenants will be agreed to in DHL’s bye-laws.

Method of Payment of Dividends

Dividends on the Exit Preferred Shares are payable in cash.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Exit Preferred Shares will be entitled to receive and to be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of junior equity securities (including DHL

Common Shares), the Accreted Liquidation Preference per share, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the Accreted Liquidation Preference of the Exit Preferred Shares and all parity shares are not paid in full, holders of the Exit Preferred Shares and the parity shares will share equally and ratably in any distribution of our assets in proportion to the full Accreted Liquidation Preference to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, holders of any Exit Preferred Shares will have no right or claim to any of our remaining assets on account of their ownership of the Exit Preferred Shares.

Until the Cash Cap Condition is satisfied, we shall preserve, pursue the collection of, and maximize the value of the intercompany loans owed by DGHL to DL or DL’s subsidiaries or other rights or claims that DL or DL’s subsidiaries have in respect of the Future DPL Sale Proceeds and any remaining assets of DGHL, and any other rights or claims that DL or DL’s subsidiaries have against DGHL under the DGHL Settlement Agreement or otherwise outstanding as of the Closing Date after giving effect to the Concurrent Transactions (collectively, the “Specified Intercompany Loans”) for the benefit of the holders of the Exit Preferred Shares, and, subject to the deferral provisions described below under “—Mandatory Redemption,” apply 100% of the gross cash proceeds of Specified Intercompany Loans (other than, for the avoidance of doubt, amounts that are required to be paid to Mr. Denis O’Brien (“DOB”) pursuant to the Services Agreement (“DOB True-Up”)) immediately upon receipt, to the Mandatory Redemption of the Exit Preferred Shares, to the extent such redemption complies with the Cash Cap Condition.

Voting Rights

Exit Preferred Shares will be issued either as Class A or Class B. Holders of Class A Exit Preferred Shares will have voting rights on as-converted basis pari passu with holders of Voting DHL Common Shares. Holders of Class B Exit Preferred Shares will have no voting rights.

No Maturity

The Exit Preferred Shares have no maturity date, and will remain outstanding unless mandatorily converted by us, or mandatorily redeemed by us, each as described under “—Mandatory Conversion” and “—Mandatory Redemption” below.

Mandatory Conversion

At any time after the third anniversary of the Closing Date until the date immediately prior to the fourth anniversary of the Closing Date, we may, at our option, elect to cause all outstanding Exit Preferred Shares to, without any further action by DHL or holders of Exit Preferred Shares or DHL Common Shares, be converted into DHL Common Shares at a conversion price based on the Accreted Liquidation Preference divided by a $400 million equity value of us (after giving effect to such conversion). Subject to the preceding sentence, on the fourth anniversary of the Closing Date all outstanding Exit Preferred Shares shall automatically be converted into DHL Common Shares at a conversion price based on the Accreted Liquidation Preference divided by a $400 million equity value of us (after giving effect to such conversion) (the “Mandatory Conversion”).

On and after the Mandatory Conversion of the Exit Preferred Shares, dividends will cease to accrue on the Exit Preferred Shares called for Mandatory Conversion, and all rights of holders of such Exit Preferred Shares will terminate, except for the right to receive DHL Common Shares issuable upon conversion thereof.

Mandatory Redemption

The Exit Preferred Shares will be mandatorily redeemable (subject to the “Declined Redemptions” (as defined below)) by us in cash at the Accreted Liquidation Preference thereon from time to time with 100% of the gross cash proceeds of Specified Intercompany Loans (other than, for the avoidance of doubt, amounts that are both required to be and actually funded to pay for the DOB True-Up in accordance with the Services Agreement), immediately upon receipt (including, for the avoidance of doubt, any such gross cash proceeds received by us or any of our subsidiaries prior to the Closing Date) to the extent such redemption complies with the Cash Cap Condition (the “Mandatory Redemption”).

The requirement to make any such Mandatory Redemption shall be subject to applicable Bermuda law and deferred to the extent and only for so long as DIFL and its subsidiaries are projected in good faith by our board of directors to have less than $100 million of aggregate liquidity within six full calendar months after giving effect to such redemption (the “Below-Minimum Liquidity Condition”), and such gross cash proceeds shall not be used by us prior to the time that such determination is made by our board of directors. In the event of any such deferral, we shall use all such deferred proceeds (the “Deferred Proceeds”) to make an unsecured loan, subordinated in right of payment to the New DIFL Term Loans and New DIFL Secured Notes, to DIFL (each, a “Subordinated Intercompany Loan”). Such Subordinated Intercompany Loans shall not bear interest or original issue discount or other fees. No later than ten business days after the last day of each fiscal quarter, our board of directors shall project in good faith the aggregate liquidity of DIFL and its subsidiaries for the following six full calendar months, and to the extent the Below-Minimum Liquidity Condition would be satisfied at any time during such six-month period, any Subordinated Intercompany Loan (excluding any amounts that have been outstanding for longer than 12 full calendar months at such time, unless the New DIFL Term Loans and New DIFL Secured Notes are no longer outstanding) shall become immediately due and payable, and we shall immediately (subject to the terms of Declined Redemptions (as defined below)) use the proceeds of the repayment of such Subordinated Intercompany Loans to redeem in cash the Exit Preferred Shares.

Unless both the Cash Cap Condition has been satisfied and any New DIFL Term Loans or New DIFL Secured Notes are then outstanding, upon a Change of Control (as defined below) occurring (i) prior to the third anniversary of the Closing Date, all holders of the Exit Preferred Shares shall receive in cash their Accreted Liquidation Preference; and (ii) on or after the third anniversary of the Closing Date, all holders of the Exit Preferred Shares shall receive in cash the greater of (a) the fair market value in cash of the consideration they would receive as holders of DHL Common Shares on an as-converted basis from the occurrence of such Change of Control and (b) the Accreted Liquidation Preference.

Upon the satisfaction of the Cash Cap Condition, DHL shall transfer the Specified Intercompany Loans to DIFL.

“Change of Control” shall have the meaning assigned to such term in the New DIFL Credit Facility, with appropriate modifications and in any event to include DHL ceasing to own, directly or indirectly, 100% of the equity interests of DIHL, DML and DIFL.

If DHL is required to redeem the Exit Preferred Shares in cash, it shall provide holders of the Exit Preferred Shares (including, in the case of clauses (a) and (b) below, via a posting to a “public-side” data room open to all holders of the Exit Preferred Shares) a notice of redemption including (a) the amount of such redemption, (b) the date of such redemption, and (c) reasonably detailed projections and calculations demonstrating that the Below-Minimum Liquidity Condition is not satisfied, no less than five business days prior to the date of such redemption.

Any holder of the Exit Preferred Shares may, by notice to DHL at least two business days (with an email to DHL’s legal advisors being sufficient), decline all or a portion of its share of such redemption (such amounts, together with any amounts waived pursuant to the immediately succeeding paragraph, the “Declined Redemptions”).

Holders of a majority of the shares of the Exit Preferred Shares may waive the requirement to make all or any portion of any such required redemption.

Declined Redemptions shall be deemed to be Deferred Proceeds and loaned to DIFL as set forth above.

Under Bermuda law, we may not lawfully redeem preference shares (including the Exit Preferred Shares) if on the date redemption is to be effected there are reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of our assets would thereby be less than the aggregate of our liabilities. Preference shares (including the Exit Preferred Shares) may not be redeemed except out of the capital paid up thereon, out of funds of ours that would otherwise be available for dividends or distributions or out of the proceeds of a new issue of shares made for the purpose of the redemption. The premium, if any, payable on redemption must be provided for out of funds of ours that would otherwise be available for dividend or distribution or out of our share premium account before the Exit Preferred Shares are redeemed or purchased.

No Fractional Shares

No fractional DHL Common Shares or securities representing fractional DHL Common Shares will be delivered (i) upon conversion or redemption of the Exit Preferred Shares or (ii) in respect of dividend payments on the Exit Preferred Shares. Instead, we will deliver a cash payment to each holder that would otherwise be entitled to a fractional share based on the closing sale price of DHL Common Shares on the relevant conversion date.

Recapitalizations, Reclassifications and Changes of DHL Common Shares

In the case of:

•	any recapitalization, reclassification or change of DHL Common Shares (other than changes resulting from a subdivision, consolidation or combination);

•	any consolidation, merger, amalgamation or combination involving us;

•	any sale, lease or other transfer to a third party of the consolidated assets of us and our subsidiaries substantially as an entirety;

•	any scheme of arrangement; or

•	any statutory share exchange;

in each case, as a result of which DHL Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a “Reorganization Event”), then, at and after the effective time of the Reorganization Event, the right to convert each Exit Preferred Share into DHL Common Shares will be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of DHL Common Shares equal to the conversion rate immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such shares, securities or other property or assets, “reference property”). In the event holders of DHL Common Shares have the opportunity to elect the form of consideration to be received in such Reorganization Event, the reference property into which the Exit Preferred Shares will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of DHL Common Shares that affirmatively make such an election. Our bye-laws provide that we may not become a party to any such Reorganization Event unless its terms are consistent with the foregoing. No adjustment to the conversion rate will be made for any Reorganization Event to the extent shares, securities or other property or assets become the reference property for the Exit Preferred Shares.

Throughout this section, if DHL Common Shares have been replaced by reference property as a result of any such Reorganization Event, references to DHL Common Shares are intended to refer to such reference property.

Transfer of Shares

Our board of directors may refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate (if a share certificate has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Our board shall refuse to register a transfer (i) unless all applicable consents, authorisations and permissions of any governmental body, agency or regulatory body in Bermuda have been obtained, or (ii) if the transfer would, if effected, require us to register any security under the U.S. Securities Exchange Act of 1934, violate applicable securities laws, or otherwise violate the terms of our organizational documents. If our board refuses to register a transfer of any share the secretary shall, within ten business days after the date on which the transfer was lodged with us, send to the transferor and transferee notice of the refusal. Subject to these restrictions, a holder of the Exit Preferred Shares may transfer the title to all or any of its Exit Preferred Shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Transfers of any Exit Preferred Shares to competitors, including industry competitors and certain third-party private equity and financial purchasers, are subject to the consent of our board of directors.

ANNEX V--DL SCHEME DOCUMENT

IN THE SUPREME COURT OF BERMUDA CIVIL JURISDICTION

(COMMERCIAL COURT) 2023 No.

IN THE MATTER OF THE COMPANIES ACT 1981 IN THE MATTER OF DIGICEL LIMITED

SCHEME OF ARRANGEMENT

(under section 99 of the Companies Act 1981) BETWEEN

DIGICEL LIMITED

AND

THE DL SCHEME CREDITORS (as defined herein)

CONTENTS

2

1	DEFINITIONS AND INTERPRETATION

1.1	In this Scheme:

“Additional Subscription Election”	means a right of each DL Scheme Creditor that makes a Commitment Payment Election to subscribe for its Pro Rata Portion (as defined in, and in accordance with the applicable provisions of, Solicitation Statement) of Exit Preferred Shares and [8,479,984][1] DHL Shares.

“Advisors”	means collectively, (i) the PCG Ad Hoc Group Advisors and (ii) the Digicel Advisors.

“Affiliates”

means:

(A) an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(B) a company or corporation 20 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by the debtor, or by an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(C) a person whose business is operated under a lease or operating agreement by a debtor, or person substantially all of whose property is operated under an operating agreement with the debtor; or

(D) an entity that operates the business or substantially all of the property of the debtor under a lease or operating agreement.

“Allowed Proceedings”

means any Proceedings brought or commenced by a DL Scheme Creditor:

(A) to enforce its rights under the Restructuring Support Agreement, the Restructuring Documents or the Scheme where any person fails to comply with the terms of, or perform its obligation(s) under, the Restructuring Support Agreement, the Restructuring Documents or the Scheme;

(B) in respect of any Liability arising under the Scheme or a Restructuring Document which may arise or accrue in relation to acts, omissions, events and/or circumstances occurring after the Scheme Effective Date; and

(C) to enforce its rights in respect of any Excluded Claims.

1 Subject to adjustment based on the funded Exit Preferred Shares amount, this number will consist of up to 20.00% of DHL Shares outstanding after the Restructuring.

3

“Amended Organisational Documents”	means the amended and restated bye-laws of DHL, in the form annexed hereto, together with any amendment to DHL’s memorandum of association required to give effect to any issuances pursuant to this Scheme or the Interconditional Schemes.

“Beneficial Interest”	means a beneficial interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing DL Notes, which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.

“Beneficial Ownership Condition”

means the requirement for each ultimate beneficial owner who would, assuming the consummation of the Scheme and the Interconditional Schemes, own 10% or more of the combined voting rights of the DHL Shares and the Exit Preferred Shares to provide all required “know-your-customer”/customer due diligence information required under Bermuda law to satisfy the anti-money-laundering obligations imposed under Bermuda law or by any Governmental Authority in Bermuda.

“Bridge Facilities”	has the meaning given to that term in the Solicitation Statement.

“Business Day”	means any day (other than a Saturday or Sunday) on which banks are open for business generally in New York and Bermuda (provided that the availability of internet banking shall not constitute being open for general business).

“Change of Control Condition”	means consent or waiver (to the extent capable of waiver) from each of the relevant Governmental Authorities of Bermuda, Jamaica, Trinidad & Tobago and the USA, to the extent such consent or waiver is a requirement under applicable law for the consummation of the transactions contemplated by this Scheme including, without limitation, a change of control of the Group as further described in the Solicitation Statement.

“Claim”

means:

(A) the right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or

(B) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

4

“Commitment Payment Election”	has the meaning given to that term in the Solicitation Statement where such election is made in accordance with the terms of the Solicitation Statement.

“Companies Act”	means the Companies Act 1981 of Bermuda.

“Company”	means DL.

“Concurrent Transactions”	has the meaning given to that term in the Solicitation Statement.

“Convening Order”	means the order of the Court containing directions for the convening of the Scheme Meetings.

“Corporate Reorganisation”	has the meaning given to that term in the Solicitation Statement.

“Court”	means the Supreme Court of Bermuda.

“Deed of Release”	has the meaning given to that term in the Explanatory Statement.

“Deed of Release Parties”	means “Released Party” as such term is defined in the Deed of Release.

“DHL”	means Digicel Holdings (Bermuda) Limited, an exempted company incorporated in Bermuda with registration number 36253, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DHL Shares”	means the fully paid class A voting common shares of DHL and/or the fully paid class B non-voting common shares of DHL (as the case may be), having the rights as set out in the Amended Organisational Documents.

“DHL Undertaking”	has the meaning given in Clause 7.2(d).

“Digicel Advisors”	means (i) DC Advisory LLC, (ii) Island Capital Management Services Limited, (iii) Davis Polk & Wardwell LLP, (iv) Conyers, Dill & Pearman Limited, and (v) the Information Agent.

“DL”	means Digicel Limited, an exempted company incorporated in Bermuda with registration number 53898, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DL Commitment Payment”	means, in respect of each applicable DL Scheme Creditor that makes a valid Commitment Payment Election, a DL Scheme Creditor’s pro-rata share of [980,498][2] DHL Shares based upon the ratio of such DL Scheme Creditor’s Scheme Claim as at the Record Date, excluding any accrued interest thereon, to the aggregate Scheme Claims of all DL Scheme Creditors as at the Record Date, excluding any accrued interest thereon, that make a valid Commitment Payment Election.

2 Assuming all Existing DL Noteholders validly deliver their proxy by the applicable deadline, the DL Commitment Payment will consist of an amount equal to 2.31% of DHL Shares outstanding immediately after the Restructuring.

5

“DL Noteholder”	means a person who has a Beneficial Interest in the Existing DL Notes and who is the owner of the ultimate economic interest in any of the Existing DL Notes.

“DL Scheme Consideration”	means the Equitisation Shares and the Additional Subscription Election.

“DL Scheme Creditors”	means DL Noteholders and (without double counting in each case) the Existing Depository Nominee.

“DL Work Payment”	means [2,064,876][3] DHL Shares.

“DTC”	means The Depository Trust Company.

“DTC Participant”	means the person recorded directly in the records of DTC as holding a Beneficial Interest in any Existing DL Notes in an account held with DTC, either for that person’s own account or on behalf of another person.

“Eligible Recipient”	means a DL Scheme Creditor, that (i) provided a notification to the Company in the form contained in the Instruction Packet as to the identity of the person who is to be the registered holder of such DL Scheme Creditor’s Equitisation Shares; and (ii) to the extent applicable, has satisfied the Beneficial Ownership Condition.

“Equitisation Shares”	means [19,703,645][4] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DL Scheme Creditors’ designations pursuant to the designation procedure set out in the Solicitation Statement).

“Excluded Claims”	means (i) Scheme Costs; (ii) Claims on account of under or in connection with DL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of Clause 8.3 of the Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claim in respect of rights created under the Scheme and/or which arise as a result of a failure by the Company or any party to the Scheme to comply with any terms of the Scheme, in each case, from and after the Scheme Effective Date; (iv) any Claim under or in connection with the DL Work Payment or DL Commitment Payment; (v) any Claim which any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against any of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors respectively, arising under a duty of care in accordance with their respective engagement terms; and (vi) any Claims arising from or relating to fraud, gross negligence, wilful default, wilful misconduct or dishonesty.

3 The DL Work Payment will consist of a number of shares equal to 4.87% of DHL Shares outstanding immediately after the Restructuring.

4 The Equitisation Shares will consist of 46.47% of DHL Shares outstanding immediately after the Restructuring.

6

“Existing Depository Nominee”	means Cede & Co as the entity in whose name the Existing DL Notes are registered and who acts as the depository and nominee for DTC with respect to the Existing DL Notes.

“Existing DL Notes”	means the 6.750% Senior Notes due 2023 issued by DL pursuant to the Existing DL Notes Indenture.

“Existing DL Notes Indenture”	means the indenture dated March 3, 2015 between DL as issuer and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the Existing DL Notes were constituted and issued as amended/supplemented from time to time.

“Existing DL Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the Existing DL Notes Indenture; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

“Existing DL Notes Trustee’s Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, accrued or incurred by the Existing DL Notes Trustee in any and all capacities to the extent payable or reimbursable under the Existing DL Notes Indenture or related documents.

“Exit Preferred Shares”	means the convertible preferred shares to be issued by DHL on terms substantially consistent with the description of preferred shares contained in the Explanatory Statement.

“Explanatory Statement”	means that composite explanatory document (including all appendices) dated [•] 2023 relating to the Scheme, mailed to the DL Scheme Creditors and available via the Scheme Website pursuant to the Convening Order, and which is required to be issued to DL Scheme Creditors pursuant to section 100 of the Companies Act.

“Foreign Representative”	means Lawrence Hickey or such other person as the Company may nominate and authorise to act as such.

“Funding Notice”	has the meaning given to that term in the Solicitation Statement.

“Governmental Authority”	means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Group”	means Digicel Limited and its Affiliates (but excluding Digicel Group Holdings Limited and its shareholders) .

“Holding Period”	means a period of 18 months after the Scheme Effective Date.

7

“Holding Trust”	means the trust established on or around the Scheme Effective Date for the purposes of holding the Equitisation Shares or other DHL Shares payable or attributable to any Ineligible Recipient.

“Holding Trust Deed”	means the trust deed constituting the Holding Trust in substantially the same form as that appended to the Explanatory Statement.

“Holding Trustee”	means Conyers Trust Company (Bermuda) Limited

“Ineligible Recipient”	means a DL Scheme Creditor that is not an Eligible Recipient.

“Information Agent”	means Epiq Corporate Restructuring, LLC.

“Interconditional Schemes”	means schemes of arrangement of the Company’s Affiliates, Digicel Intermediate Holdings Limited and Digicel International Finance Limited, as further set out in the Explanatory Statement.

“Instruction Packet”	means the packet of materials, comprising, among other things, the forms of ballots for voting and the Explanatory Statement.

“Intermediary”	means, in respect of the Existing DL Notes, a person who is not a DL Noteholder because it is not the owner of the ultimate economic interest in such Existing DL Notes but who holds a Beneficial Interest in any of such Existing DL Notes on behalf of another person or persons.

“Liability” or “Liabilities”	means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is known or unknown, whether or not it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises by contract, at common law, in equity or by statute or otherwise, in Bermuda or any other jurisdiction, or in any manner whatsoever.

“Longstop Time”	means 22 December 2023 at 5:00 pm (New York Time) or such later date and time as may be agreed pursuant to the Restructuring Support Agreement.

“Majority DL Scheme Creditors”	means the DL Noteholders whose holdings of the Existing DL Notes constitute at the relevant time more than 50 percent of the aggregate principal amount of the Existing DL Notes held at the relevant time by the DL Noteholders.

“PCG Ad Hoc Group”	means the ad hoc group of creditors holding Beneficial Interests in the Existing DL Notes advised by the PCG Ad Hoc Group Advisors from time to time.

“PCG Ad Hoc Group Advisors”	means (i) Greenhill & Co, LLC, (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, (iii) Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, (iv) Walkers (Bermuda) Limited, and (v) with the consent of the Company, any barrister or other law firm retained on behalf of the PCG Ad Hoc Group from time to time, as advisors to the PCG Ad Hoc Group.

8

“Personnel”	means, in relation to any person, its current and former officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professional advisors.

“Post”	means delivery by pre-paid first class post or air mail or generally recognised commercial courier service, and “Posted” shall be construed accordingly.

“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.

“Professional Fees”	means, collectively, the reasonable and documented fees, costs, and expenses incurred in connection with the Restructuring, together with applicable taxes thereon (if any) of the following agreed professionals: (i) the PCG Ad Hoc Group Advisors, and (ii) the Digicel Advisors, to be allocated for payment between DIFL and the Company as determined between them and the Digicel Advisors.

“Record Date”	means 4pm on 15 August 2023 (New York time) in respect of the Scheme.

“Registrar of Companies”	means the Registrar of Companies of Bermuda appointed pursuant to section 3 of the Companies Act.

“Registration Rights Agreement”	has the meaning given to that term in the Solicitation Statement.

“Related Party”	means predecessors, successors and assigns, Affiliates, managed accounts or funds, and all of their respective current and former officers, directors, managers, investment committee members, special or other committee members, principals, stockholders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, investment advisors, participants, subsidiaries, members, partners, limited partners, general partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors or managers, and other professionals and advisors, and such persons’ respective heirs, executors, estates, servants, and/or nominees.

“Released Claim”	means (a) in respect of the Deed of Release Parties, any past, present and/or future Claim released pursuant to the Deed of Release; or (b) in respect of any other Released Person, or to the extent a Claim is not otherwise released pursuant to the Deed of Release for whatever reason, any past, present and/or future Claim arising out of, relating to or in respect of: (i) either Existing DL Notes Indenture,; (ii) the Existing DL Notes; (iii) the Scheme Claims and any of the facts and matters giving rise to the Scheme Claims; (iv) the Concurrent Transactions; and (v) all actions and/or decisions taken by any Deed of Release Party prior to the Scheme Effective Date in connection with the Company, the management and/or business of the Company (including any business or contractual arrangement between the Company and any Released Person), the preparation, negotiation, sanction or implementation of the Scheme, the Restructuring Documents and the Restructuring, and the execution and the carrying out of the steps and transactions contemplated therein in accordance with their terms, other than in each case, Excluded Claims.

9

“Released Person”	means each of the following, and in each case, solely in its capacity as such: (i) the Deed of Release Parties; and (ii) to the extent not falling within paragraph (i) of this definition, the Existing DL Notes Trustee, the Information Agent, the Holding Trustee, each DL Scheme Creditor and their respective Scheme Creditor Parties, Affiliates and Advisors (including, in respect of the foregoing, each of their Personnel).

“Restructuring”	has the meaning given to that term in the Explanatory Statement.

“Restructuring Documents”	means the Deed of Release, the Registration Rights Agreement, the Holding Trust Deed, the Amended Organisational Documents and any other documents that the Company and the Majority DL Scheme Creditors consider to be reasonably required to effectuate the terms of the Scheme.

“Restructuring Support Agreement”	means that certain restructuring support agreement dated as of 27 June 2023 between, amongst others, DL, DHL, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, the Supporting Lenders (as defined therein) and the Supporting Shareholder.

“Sanction Order”	means the order of the Court sanctioning the Scheme (with or without modification).

“Scheme”	means this scheme of arrangement between the DL Scheme Creditors and the Company pursuant to section 99 of the Companies Act in its present form or subject to any modifications, additions, or conditions that the Court may approve or impose consistent with Clause 19.

“Scheme Claim”	means, as the context shall require, any Claim of a DL Scheme Creditor against the Company arising directly or indirectly out of, or in relation to and/or in connection with the Existing DL Notes, and/or the Existing DL Notes Indenture, whether before, at or after the Record Date (provided that solely for voting purposes, all Scheme Claims shall be determined by reference to the relevant principal amount of Existing DL Notes excluding any accrued and uncapitalised interest or other amounts due pursuant to the Existing DL Notes or the Existing DL Notes Indenture), and excluding, in each case, any Excluded Claims.

10

“Scheme Costs”	means the Liability of the Company in respect of the fees, costs and expenses of the Advisors (including the Professional Fees) and the Existing DL Notes Trustee’s Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Scheme.

“Scheme Creditor Parties”	means, in respect of a DL Scheme Creditor, each of its predecessors, successors, assigns, transferees, Affiliates and Personnel.

“Scheme Effective Date”	means the date upon which all of the conditions to the effectiveness of the Scheme as set forth in Clause 15 have been satisfied and the Scheme becomes effective.

“Scheme Meeting”	means the meetings of DL Scheme Creditors convened by the Court in order to consider, and if thought fit, approve the Scheme pursuant to the Convening Order.
“Scheme Website”	means https://dm.epiq11.com/DIFL-DL.

“SEC”	means the U.S. Securities and Exchange Commission.

“Services Agreement”	has the meaning given to that term in the Solicitation Statement.

“Solicitation Statement”	means the solicitation statement for schemes of arrangement relating to the Existing DL Notes and the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the DIFL Subordinated Notes (each as defined in the Solicitation Statement) dated as of 21 August 2023 and forming part of the Explanatory Statement.
“Subscription Price”	has the meaning set forth in the Solicitation Statement

“Supporting Lenders”	has the meaning set forth in the Restructuring Support Agreement

“Supporting Shareholder”	means Denis O’Brien or any entities directly or indirectly controlled by Denis O’Brien which hold a claim against or direct or indirect interest in the Company.

“United States Code”	means the Code of Laws of the United States of America.

“US Bankruptcy Code”	means title 11 of the United States Code.

“US Bankruptcy Court”	means the United States Bankruptcy Court for the Southern District of New York.

“US Securities Act”	means U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder.

1.2	In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(a)	references to Recitals, Parts, Clauses, and Sub-Clauses are references to the recitals, parts, clauses, or sub-clauses respectively of or to the Scheme;

11

(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	the Holding Trustee, the Information Agent, the Existing DL Notes Trustee, the Company or any other person will be construed as to include its successors in title, permitted assigns and permitted transferees;

(d)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(e)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to the Scheme, been made in accordance with the terms of the Scheme;

(f)	references to an agreement, deed or document will include any schedules, annexes and appendices to such agreement, deed or document;

(g)	references to (or to any specified provision of) the Scheme will be construed as references to the Scheme as in force for the time being;

(h)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(i)	headings to Recitals, Parts, Clauses and Sub-Clauses are for ease of reference only and shall not affect the interpretation of the Scheme;

(j)	unless otherwise stated, all references in this Scheme to times are to Bermuda time;

(k)	where any amount is specified in this Scheme (including in any definition) in respect of any DL Scheme Consideration, that amount is subject to rounding in accordance with the terms of this Scheme;

(l)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(m)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(n)	“or” is not exclusive;

(o)	a company is a “subsidiary” of another company, its “holding company”, if that other company: (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company; and

(p)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with or without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if: (a) it holds the majority of voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a

12

dominant influence over the undertaking: (i) by virtue of provisions contained in the undertaking's articles; or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

13

PART A
RECITALS

2	THE COMPANY

2.1	The Company was incorporated in Bermuda under the Companies Act as an exempted company limited by shares on August 21, 2018 with registration number 53898 under the name “New Digicel Limited” and changed its name to “Digicel Limited” on December, 6 2018.

2.2	The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

2.3	The authorised share capital of DL is US$10,000 consisting of 10,000 common shares of US$1.00 par value each of which 1,000 have been issued.

2.4	The Company is the issuer of the Existing DL Notes pursuant to the Existing DL Notes Indenture. The Scheme seeks to effect a compromise of the Company’s liabilities under the Existing DL Notes and the Existing DL Notes Indenture.

3	THE PURPOSE OF THE SCHEME

3.1	The principal object and purpose of the Scheme is to effect a compromise and arrangement between the Company and the DL Scheme Creditors in respect of the Scheme Claims. The arrangement and compromise of the Scheme Claims effected pursuant to the Scheme will, in conjunction with the Interconditional Schemes, result in significant deleveraging of the Group and will enable the Group to carry on as a going concern.

3.2	On the Scheme Effective Date, and as set out in more detail in Part B below, among other things, the Existing DL Notes will be cancelled and discharged in full in exchange for the Company transferring the DL Scheme Consideration to the DL Scheme Creditors, and all rights and obligations of any person under or in connection with the Existing DL Notes and Existing DL Notes Indenture (including, for the avoidance of doubt, all rights and obligations of any person that acquires an interest in the Existing DL Notes after the Record Date) will terminate.

3.3	In addition to the DL Scheme Consideration, on the Scheme Effective Date (and as set out in more detail in Part B below), DHL shall issue DHL Shares on account of the DL Notes Work Payment. The Company shall transfer the DHL Shares on account of the DL Notes Commitment Payment, and DHL shall transfer the DHL Shares on account of the DL Notes Work Payment, in each case, to the applicable DL Noteholders who are entitled to receive such amounts in accordance with Clauses 7.2(c) and 7.3 (as applicable).

3.4	The Foreign Representative is authorised to make an application on behalf of the Company for a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code (or under any other applicable law, legal doctrine or Proceeding concerning cross-border recognition) and such other additional relief and/or assistance as may be required or as the Foreign Representative may find necessary to obtain for the purposes of obtaining foreign recognition of the Scheme, outside of Bermuda.

4	THE EXISTING DL NOTES

The Existing DL Notes are held under customary arrangements whereby:

(a)	the Existing DL Notes were issued pursuant to the Existing DL Notes Indenture;

(b)	all Existing DL Notes are registered in the name of the Existing Depository Nominee;

(c)	Beneficial Interests in the Existing DL Notes are held initially by DTC Participants (whose identities are recorded directly in the books or other records maintained by DTC) through DTC, under electronic systems designed to facilitate paperless transactions in respect of dematerialised securities; and

14

(d)	each DTC Participant may be holding its recorded Beneficial Interest in the Existing DL Notes (in full or in part) either on its own behalf or on behalf of another person, which person may in turn also be holding such interest on its own behalf or on behalf of another person.

5	THE EXISTING DL NOTES TRUSTEE AND THE SCHEME

5.1	The Court has ordered that neither the Existing DL Notes Trustee, any Intermediaries nor the Existing Depository Nominee (as registered holder of the Existing DL Notes), none of whom own any economic interest in the Existing DL Notes to be compromised in the Scheme, shall be entitled to vote on the Scheme in respect of the Existing DL Notes at the Scheme Meeting and, accordingly, they will not vote on the Scheme at such meeting. For voting purposes in respect of the Scheme, the DL Scheme Creditors shall therefore consist solely of the Existing DL Noteholders. For the avoidance of doubt, no term of this Scheme amends, releases, modifies or otherwise impacts any right of the Existing DL Notes Trustee under the Existing DL Notes Indenture, the Existing DL Notes and related documents, including, without limitation its rights to assert a lien on the consideration to be provided to DL Noteholders in connection with the Existing DL Notes under this Scheme.

15

PART B
THE SCHEME

6	APPLICATION AND EFFECTIVENESS OF THE SCHEME

6.1	The compromises and arrangement effected by this Scheme, including the Restructuring Documents, shall apply to all Scheme Claims and shall be binding on all DL Scheme Creditors (and each of their Scheme Creditor Parties) and the Company.

6.2	Subject to Clause 16 below, the terms of the Scheme shall become effective on the Scheme Effective Date and shall take effect in accordance with the terms of the Scheme and all of the rights, title and interests of the DL Scheme Creditors in respect of the Scheme Claims will be subject to the compromise and arrangement set out in the Scheme in accordance with its terms.

6.3	The Company shall promptly notify the Information Agent in writing of the occurrence of the Scheme Effective Date and provide a form of written notice to the Information Agent, and the Information Agent shall promptly notify the DL Scheme Creditors of the Scheme Effective Date by:

(a)	providing such written notice to the Existing DL Notes Trustee;

(b)	circulating such written notice to the DL Scheme Creditors via DTC; and

(c)	posting such written notice on the Scheme Website.

7	THE SCHEME

7.1	Prior to the Scheme Effective Date, the Company has made available to each DL Scheme Creditor the opportunity to make an Additional Subscription Election via the procedures described in the Solicitation Statement. At least 15 days prior to the Scheme Effective Date, the Information Agent shall issue a Funding Notice to the DTC Participant of each DL Scheme Creditor that has made a valid Additional Subscription Election. Provided that the Subscription Price is received by DHL no later than the deadline specified in the Funding Notice, DHL shall issue to the DL Scheme Creditor the applicable amount of Exit Preferred Shares and DHL Shares which are subject to the Additional Subscription Election as specified in the relevant Funding Notice received by the DL Scheme Creditor. The foregoing shall be subject to the relevant DL Scheme Creditor being an Eligible Recipient.

7.2	Subject to Clause 16, on the Scheme Effective Date:

(a)	DL shall transfer to each DL Scheme Creditor who is an Eligible Recipient, DHL Shares in an amount equal to its pro rata share (as described in paragraph (e) below) of the Equitisation Shares in such class of DHL Shares as is designated by the relevant DL Scheme Creditor in accordance with and pursuant to the procedures set forth in the Solicitation Statement (and in the absence of any such designation, such DHL Shares shall be class A voting common shares); such transfer shall be effectuated by DHL updating its register of members.

(b)	In the case of each DL Scheme Creditor who is an Ineligible Recipient, DL shall transfer to the Holding Trustee, class A voting common DHL Shares in an amount equal to such DL Scheme Creditor’s pro rata share (as described in paragraph (e) below) of the Equitisation Shares; such transfer shall be effectuated by DHL updating its register of members with the Holding Trustee entered as the registered owner of the relevant DHL Shares. The Holding Trustee shall hold such DHL Shares on bare trust for the Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

(c)	Simultaneously with the transfers described in paragraphs (a) and (b) the DL Commitment Payment shall be paid by DL transferring DHL Shares to each DL Scheme Creditor that made a valid Commitment Payment Election, provided such DL Scheme Creditor is an Eligible Recipient. Any DL Commitment Payment shall be in the same class of shares as the DL Scheme Creditor designated

16

their Equitisation Shares, and such transfer shall be effectuated by DHL updating its register of members. Ineligible Recipients shall not be entitled to receive any DL Commitment Payment, which shall instead be issued in the name of the Holding Trustee and held on trust for Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

(d)	For the purposes of implementing the Scheme, implementing the transfers of receivables from DL to DHL, and issuing the DHL Shares and Exit Preferred Shares payable pursuant hereto and any duly made Additional Subscription Election, DHL has delivered an undertaking to the Court to be bound by and implement the provisions of the Scheme (“DHL Undertaking”).

(e)	Each DL Noteholder’s pro rata share of the Equitisation Shares shall be calculated based upon the proportion which the amount of such DL Noteholder’s Scheme Claim represents of the aggregate amount of all DL Noteholders’ Scheme Claims as at the Record Date.

7.3	In addition to the foregoing, on the Scheme Effective Date, the DL Work Payment shall be paid by DHL issuing, to the members of the PCG Ad Hoc Group, DHL Shares fully paid which shall be allocated as between the members of the PCG Ad Hoc Group on such basis as is agreed between the Company and the PCG Ad Hoc Group. For the avoidance of doubt, if a DL Work Payment is payable to an Ineligible Recipient, then the DHL Shares constituting such DL Work Payment shall be held on trust for such Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

7.4	Immediately following the steps described in Clauses 7.1 to 7.3 and conditional upon such steps occurring, all Scheme Claims (together with any Scheme Claim that the Existing Depository Nominee or Existing DL Notes Trustee may have in relation to the Existing DL Notes and/or the Existing DL Notes Indenture) shall be released and compromised as follows:

(a)	the Existing DL Notes, the Existing DL Notes Indenture, and all other related instruments, certificates, agreements and other documents will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by the Company, the Existing DL Notes Trustee or any DL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DL Scheme Creditors to receive their respective DL Scheme Consideration, any DL Commitment Payment and DL Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing DL Notes Trustee thereunder, with respect to the Existing DL Notes Trustee’s Fees and Expenses;

(b)	the Existing DL Notes shall be deemed surrendered without any further act or action by the Company, the Existing DL Notes Trustee, or any DL Scheme Creditor;

(c)	all of the rights, title and interest of the DL Scheme Creditors in respect of Scheme Claims (including for the avoidance of doubt any rights, title and interests of any Scheme Creditor Parties), or in respect of any Claims against the Company under or related to the Existing DL Notes, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DL Scheme Creditors, any Intermediary holding any Beneficial Interest in any of the Existing DL Notes (including, for the avoidance of doubt, any person that acquires an interest in the Existing DL Notes after the Record Date), the Company, and the Existing DL Notes Trustee towards one another under the Existing DL Notes Indenture and the Existing DL Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the applicable DL Scheme Creditors to receive their respective DL Scheme Consideration, any DL Commitment Payment and any DL Work Payment under the Scheme (in each case, to the extent applicable), and (ii) preserving all rights of the Existing DL Notes Trustee thereunder, with respect to the Existing DL Notes Trustee’s Fees and Expenses.

7.5	On or as soon as practicable after the Scheme Effective Date, the Company shall take any action(s) and give any instructions and consents to the Existing DL Notes Trustee and DTC, as applicable, that may be required of the Company to ensure that the global notes representing the Existing DL Notes are cancelled which, for the avoidance of doubt, is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date.

17

8	HOLDING TRUST ARRANGEMENTS

8.1	From the Scheme Effective Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Shares representing DL Scheme Consideration and any applicable DL Commitment Payments that are payable or attributable to Ineligible Recipients pursuant to the terms of the Scheme.

8.2	At any time during the Holding Period, Ineligible Recipients shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required to make them Eligible Recipients, be entitled to receive their Equitisation Shares together with any dividends or distributions paid on account thereof following the Scheme Effective Date. The Holding Trustee shall transfer the relevant allocation of DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date) to the holder identified in the materials submitted by the DL Scheme Creditor. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a Scheme Creditor as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Shares.

8.3	If a DL Scheme Creditor has not become an Eligible Recipient by the expiration of the Holding Period, then such DL Scheme Creditor who would otherwise be entitled to any Equitisation Shares shall be deemed to have irrevocably waived its entitlement to its Equitisation Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date), and shall be deemed to give the releases set out in Clause 11 in respect of such DL Scheme Creditor’s Claim or entitlement to DL Scheme Consideration. Upon the expiration of the Holding Period, all DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date) that were formerly held for the benefit of the relevant DL Scheme Creditor shall revert to DHL and the Holding Trust shall terminate.

8.4	The Holding Period Trustee shall have the power to appoint an additional or replacement trustee at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the Scheme and the Holding Period Trust Deed.

9	NO RIGHT TO COMMENCE PROCEEDINGS

9.1	From and after the Scheme Effective Date, no person or entity, including, without limitation, the Scheme Creditor Parties shall be entitled to commence, continue, threaten or procure the commencement or continuation of any Proceeding in respect of any Released Claim, whether directly or indirectly, against any of the Released Persons or in respect of any property of any of the Released Persons.

9.2	Nothing in this Clause 9 shall extinguish or otherwise affect any rights or remedies in respect of any Allowed Proceedings.

9.3	The Company shall be fully entitled to enforce Clause 9.1 in its own name.

9.4	Without prejudice to the Deed of Release, each Released Person shall be fully entitled to enforce Clause 9.1 in its own name, (whether by way of a Proceeding or by way of defence or estoppel (or similar theory) in any jurisdiction whatsoever) as if it were a party hereto, pursuant to the provisions of the Contracts (Rights of Third Parties) Act 2016 of Bermuda and/or any other applicable law which so permits.

9.5	Each DL Scheme Creditor is deemed to acknowledge that if it, or any person claiming through it (including any Scheme Creditor Parties), takes any Proceedings against any Released Persons in breach of Clause 9.1, the Released Person shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the DL Scheme Creditor (and/or to the extent applicable, any Scheme Creditor Parties) concerned and any person claiming through it, of any costs, charges or other expenses howsoever incurred by such Released Person as a result of or in connection with taking such Proceedings on a full indemnity basis.

18

10	INSTRUCTIONS, AUTHORISATIONS AND DIRECTIONS

10.1	Pursuant to the Scheme, each DL Scheme Creditor is deemed to provide the instructions, authorisations and directions contained in this clause 10.

10.2	Each DL Scheme Creditor in respect of its interest in the Existing DL Notes hereby irrevocably authorises and instructs DTC and the Existing DL Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme.

10.3	On and from the Scheme Effective Date, in consideration of the rights provided to the DL Scheme Creditors under the Scheme and notwithstanding any term of any other document, each DL Scheme Creditor hereby appoints the Company in respect of any and all Scheme Claims arising under or in connection with the Existing DL Notes, the Existing DL Notes Indenture as its attorney and agent and irrevocably authorises, directs, instructs and empowers the Company (represented by any authorised representative) to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DL Scheme Creditor the Restructuring Documents to which the DL Scheme Creditors, or any of them, are named as a party;

(b)	agree on its behalf to any amendments to any such document which are:

(i)	necessary or desirable to give effect to, or reflect the terms of the Scheme;

(ii)	necessary to correct any manifest error;

(iii)	minor or technical in nature

and, in each case would not (x) impose any additional obligation on, nor (y) materially, adversely or disproportionately affect the rights of any of the DL Scheme Creditors in any manner that is not otherwise contemplated by the Scheme or the Restructuring Documents, nor (z) be inconsistent with the terms of the Scheme; and

(c)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the Scheme, including without limitation to:
(i) instruct DTC to debit the Beneficial Interests relating to the Existing DL Notes from the relevant DTC Participants; (ii) authorise the cancellation of the book entry interests in respect of the Existing DL Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

10.4	Without prejudice to the Deed of Release, on and from the Scheme Effective Date, each DL Scheme Creditor for itself and its Scheme Creditor Parties in respect of the Existing DL Notes, the Existing DL Notes Indenture and all other related instruments, certificates, agreements and other documents, releases, discharges and exonerates each of the Existing DL Notes Trustee (including in the case of each of the foregoing its officers, agents, Affiliates, Personnel, attorneys) and each of the Advisors from any Released Claims by the DL Scheme Creditors and their Scheme Creditor Parties:

(a)	by reason of any of them acting in accordance with the above authorisation and instruction;

(b)	for the manner of performance of all acts carried out on such instructions save to the extent of its own fraud, gross negligence, wilful misconduct, wilful default or dishonesty; and

(c)	in the case of a DL Scheme Creditor, under the Existing DL Notes Indenture and the Existing DL Notes with effect from the Scheme Effective Date (without prejudice to any rights of the Existing DL Notes Trustee under the Existing DL Notes Indenture, the Existing DL Notes or related documents),

19

in each case whether or not the Company obtains a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code or another applicable law, legal doctrine or Proceeding concerning cross-border recognition.

10.5	Each DL Scheme Creditor (including on behalf of its Scheme Creditor Parties) in respect of the Existing DL Notes, hereby acknowledges and agrees that any action taken by the Company in accordance with the Scheme and/or the Restructuring Documents will not constitute a breach of the Existing DL Notes, Existing DL Notes Indenture (or any other agreement or document governing the terms of any Scheme Claim) or the Restructuring Documents and to the extent such agreement is ineffectual or unenforceable, hereby irrevocably waives any such breach.

10.6	The directions, instructions and authorisations granted under this Clause 10 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed and the Company shall be entitled to delegate the authority granted and conferred by this Clause 10 to any duly authorised officer or agent of the Company as necessary.

11	DL SCHEME CREDITOR UNDERTAKINGS AND RELEASES

11.1	Pursuant to the Scheme, each DL Scheme Creditor is deemed to provide the undertakings and releases contained in this Clause 11.

11.2	Without prejudice to the Deed of Release, and in consideration for its entitlement to the DL Scheme Consideration, each DL Scheme Creditor, in respect the Existing DL Notes, hereby gives the undertakings, releases and waivers in this Clause 11 on behalf of itself and its Scheme Creditor Parties.

11.3	Without prejudice to the Deed of Release, and with immediate effect on and from the Scheme Effective Date, each DL Scheme Creditor and its Scheme Creditor Parties irrevocably, unconditionally, fully and absolutely:

(a)	waives, discharges and releases all of its rights, title and interest in and to its Scheme Claims in consideration for its entitlement to receive the DL Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided herein, waives, discharges and releases any Released Claim it may have under or in connection with the Existing DL Notes Indenture, and/or the Existing DL Notes against any Released Person in relation to any breaches or defaults under the Existing DL Notes Indenture, and/or the Existing DL Notes occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the Scheme;

(c)	ratifies and confirms everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the Scheme and agrees not to challenge:

(i)	the Holding Trust or the Holding Trust Deed, as the case may be, and the transactions contemplated thereby in each instance (other than any breaches of the Holding Trust Deed by any of the parties thereto);

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated hereby; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme (including, without limitation, the exercise or omission of powers by the Holding Trustee to administer the DL Scheme Consideration, other than as a result of any breach of the Holding Trust Deed) in good faith by any Released Person.

(d)	waives, releases and discharges each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

20

(e)	undertakes to each of the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

11.4	Each DL Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims on and subject to the terms of this Scheme, and that in furtherance of this intention, the waivers, releases and discharges given in the Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts.

11.5	Nothing in this Clause 11 shall extinguish or otherwise affect the rights and/or remedies of any DL Scheme Creditor in respect of:

(a)	any Allowed Proceedings; and

(b)	any Excluded Claim.

21

PART C
IDENTIFICATION OF SCHEME CLAIMS

12	DETERMINATION OF SCHEME CLAIMS

12.1	Each DL Scheme Creditor shall have a Scheme Claim equivalent to the principal amount of the Existing DL Notes in which it holds a Beneficial Interest (without double counting any Beneficial Interest held through an Intermediary) plus any accrued but unpaid interest thereon as assessed on the Record Date.

13	SALES, ASSIGNMENTS OR TRANSFERS

13.1	Neither the Company, the Holding Trustee nor the Information Agent shall recognise any sale, assignment or transfer of any Scheme Claim after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meeting.

13.2	All distributions of DL Scheme Consideration shall be made to DL Scheme Creditors in accordance with Clause 7.3 and the instructions contained with the proxies submitted by such DL Scheme Creditors irrespective of any sale or assignment or of any Scheme Claim after the Record Date. Notwithstanding the foregoing, the Company, the Holding Trustee and/or the Information Agent, may, in their discretion, choose to recognise any assignment or transfer of any Scheme Claim after the Record Date (and shall be entitled to request any documentation to satisfy themselves of the same) for the purposes of distributing DL Scheme Consideration.

13.3	A transferee of an economic, beneficial or proprietary interest in the Existing DL Notes after the Record Date will be bound by the terms of the Scheme in the event that it becomes effective, and any Existing DL Notes to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the Scheme.

13.4	If any DL Scheme Creditor (the “Transferor”) assigns or transfers any economic, beneficial or proprietary interest in that Transferor’s Scheme Claim after the Record Date such that the transferee or assignee entity becomes a DL Scheme Creditor (the “Transferee”) in respect of the interests so transferred, then for the purposes of calculating any rights to Scheme Consideration, or any calculations, as at the Record Date, (A) the Transferor’s Scheme Claim shall be reduced by the amount of the relevant Scheme Claims so transferred or assigned after the Record Date, and (B) the Transferee will be attributed with the Scheme Claims so transferred or assigned.

14	PROVISION OF INFORMATION

To the extent permitted by law (including any pre-existing obligations of confidentiality) DL Scheme Creditors (including any DTC Participants and Intermediaries) shall provide the Information Agent and/or the Holding Trustee with all information reasonably requested by either of them in writing.

15	THE INFORMATION AGENT AND THE HOLDING TRUSTEE

Neither the Information Agent nor the Holding Trustee shall be liable for any claim or Liability arising in respect of the performance of its duties as Information Agent or Holding Trustee under the Scheme except where such claim or Liability arises as a result of the relevant party’s own fraud, gross negligence, wilful misconduct, wilful default or dishonesty.

22

PART D
CONDITIONS TO THE SCHEME

16	CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME

16.1	The Scheme shall only become effective following the satisfaction of all of the following conditions:

(a)	the approval of the Scheme (with or without modifications, subject to Clause 20) at the Scheme Meeting by a simple majority in number of the DL Scheme Creditors entitled to vote at the Scheme Meeting either in person or by proxy representing at least three fourths in value of the Scheme Claims;

(b)	the sanction of the Scheme (with or without modifications, subject to Clause 20) by the Court;

(c)	adoption by the Company of the Amended Organisational Documents;

(d)	satisfaction of the Change of Control Condition;

(e)	the sanction of the Interconditional Schemes by the Court, and the satisfaction of any conditions to the effectiveness of the Interconditional Schemes;

(f)	entry into each of the Restructuring Documents in a form and substance consistent with the Restructuring Support Agreement and satisfaction of any conditions precedent thereunder;

(g)	entry into the Services Agreement and any other documents with the Supporting Shareholder required pursuant to and in form and substance consistent with the terms of the Restructuring Support Agreement;

(h)	consummation of the Corporate Reorganisation;

(i)	discharge of any amounts outstanding pursuant to the Bridge Facilities;

(j)	entry of an order by the US Bankruptcy Court pursuant to Chapter 15 of the US Bankruptcy Code, recognising and enforcing the Scheme, with such order not having been reversed, stayed, modified or vacated on appeal;

(k)	payment of all outstanding Professional Fees payable under the Restructuring Support Agreement and (if applicable) the Restructuring Documents;

(l)	payment in full, in cash of the then liquidated Existing DL Notes Trustee’s Fees and Expenses that have been invoiced to the Company no less than two (2) Business Days prior to the Scheme Effective Date;

(m)	delivery of the DHL Undertaking to the Court;

(n)	the delivery of an office copy of the Sanction Order to the Registrar of Companies for registration; and

(o)	following completion of the final condition to occur of (a) – (n) above, written confirmation from the Company that the Restructuring Support Agreement has not been terminated by any of the parties thereto and remains in full force and effect.

23

PART E
GENERAL SCHEME PROVISIONS

17	TERMINATION OF THE SCHEME

If the Scheme Effective Date does not occur on or before the Longstop Time, the terms of and the obligations on the parties under or pursuant to this Scheme shall lapse and all of the compromises and arrangements provided by this Scheme and any releases granted pursuant to this Scheme shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the DL Scheme Creditors shall not be affected and shall be reinstated and remain in full force and effect.

18	SECURITIES LAW CONSIDERATIONS

18.1	No DHL Shares will be registered under the US Securities Act or any state or other securities laws of the United States of America or any other jurisdiction.

18.2	In sanctioning this Scheme, the Court has been apprised of the fact that the Company will rely on the Court’s approval of this Scheme as the basis for the Section 3(a)(10) exemption under the US Securities Act for the offer, issuance and distribution of DL Scheme Consideration to DL Scheme Creditors in exchange for their Scheme Claims.

19	SCHEME COSTS

The Company shall pay all Scheme Costs and any other costs incurred by the Company including in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the Scheme Meeting, the costs of any petition to the Court to sanction the Scheme and the fees, costs, charges, expenses and disbursements of all Advisors and the Existing DL Notes Trustee, which are payable under the Restructuring Support Agreement, and which Scheme Costs shall not be subject to the arrangement and compromises to be effected by the Scheme.

20	MODIFICATIONS OF THE SCHEME

20.1	The Company may, subject to and in accordance with the terms of the Restructuring Support Agreement, at any hearing to sanction the Scheme, consent on behalf of all DL Scheme Creditors to any modification, addition or waiver of the Scheme or any terms or conditions which the Court may think fit to approve or impose which is necessary or desirable for the implementation of the Scheme, provided that such modification, addition, waiver or term or condition does not directly or indirectly alter, modify or adversely affect the economic treatment or any legal rights or obligations or interests of any DL Scheme Creditor the Holding Trustee or the Existing DL Notes Trustee, or any of them, under the Scheme or any Restructuring Document, or impose any direct or indirect additional obligation on a DL Scheme Creditor.

20.2	After the date of the hearing to sanction the Scheme but before the Scheme Effective Date, the terms of the Scheme or any Restructuring Document may, subject to the terms of the Restructuring Support Agreement be amended, supplemented or waived only with the consent of the Company and the Majority DL Scheme Creditors, provided that such amendment or waiver (i) is only of a technical or non-material nature or to correct a manifest error; and (ii) does not directly, alter, modify or adversely affect or indirectly have an adverse effect on the economic treatment or any legal right or obligation of any DL Scheme Creditor under the Scheme or any Restructuring Document (unless such DL Scheme Creditor consents) or impose any direct or indirect additional obligation on a DL Scheme Creditor. After the Scheme Effective Date, any amendments to the documents will be made in accordance with the relevant document’s terms.

20.3	The Company may not designate any document as a Restructuring Document without the consent of the Majority DL Scheme Creditors.

24

21	FURTHER ASSURANCE

On and from the Scheme Effective Date to and including forty-five (45) Business Days after the Scheme Effective Date, each DL Scheme Creditor undertakes to the Company and its directors, officers and other duly appointed representatives, to provide such further assistance (at the cost of the Company) as may be reasonably necessary and reasonably requested by the Company or a DL Scheme Creditor (as applicable) to implement this Scheme and the Restructuring provided that:

(a)	such actions are consistent with the Scheme, the Restructuring Support Agreement and the Restructuring Documents; and

(b)	in each case the Company or DL Scheme Creditor (as applicable) must notify and consult in good faith, with (to the extent the DL Scheme Creditor or the Company (as applicable) responds to the notice) the relevant DL Scheme Creditor or the Company (as applicable) at least three (3) Business Days prior to the date on which any steps are required to be taken by the relevant DL Scheme Creditor or the Company (as applicable) in accordance with this Clause 21.

22	NOTICES

22.1	Any notice or other written communication to be given under or in relation to the Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, with a copy sent by electronic mail to:

(a)	in the case of the Company

Digicel Limited

Clarendon House 2

Church Street

Hamilton, HM 11

Bermuda

Attn:    Jarleth Burke
Email:   Jarleth.Burke@digicelgroup.com

with a copy to (which shall not constitute notice):

Conyers Dill & Pearman Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attn:   Christian Luthi

Rhys Williams

Edward Rance

Email:   christian.luthi@conyers.com

rhys.williams@conyers.com

edward.rance@conyers.com

-and-

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn:    Timothy Graulich

Darren Klein

Email:   timothy.graulich@davispolk.com

darren.klein@davispolk.com

25

(b)	in the case of a DL Scheme Creditor, its last known address known to the Company, provided that all deliveries of notices required to be made by the Scheme shall be effective by posting the same in pre-paid envelopes addressed to the DL Scheme Creditors or, if so directed by the DL Scheme Creditors, to the relevant DTC Participant for the persons respectively entitled thereto at the addresses appearing in the records of DTC or to such other addresses (if any) as such persons may respectively direct in writing; or

(c)	In the case of the Existing DL Notes Trustee:

Deutsche Bank Trust Company Americas, as Indenture Trustee

Trust and Agency Services

1 Columbus Circle, 17th Floor

Mail Stop: NYC01-1710

New York, New York 10019

Attn:    Corporates Team_Digicel Group

Email:   rodney.gaughan@db.com

sebastian-a.hidalgo@db.com

with a copy to: (which shall not constitute notice):

Moses & Singer LLP

405 Lexington Avenue

New York, New York 10174

Attn:    Alan Gamza

Kent Kolbig

Email:   agamza@mosessinger.com

kkolbig@mosessinger.com

(d)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme.

22.2	In addition, any notice or other written communication under or in relation to the Scheme to be given to the DL Scheme Creditors (or any of their Intermediaries) shall be deemed to have been duly given if sent by electronic means through DTC.

22.3	Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the fifth Business Day after posting; and

(c)	if distributed electronically through DTC, on the fifth Business Day after such distribution.

22.4	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

22.5	The accidental omission to send any notice, written communication or other document in accordance with this Clause 22 or the non-receipt of any such notice by any DL Scheme Creditor, shall not affect any of the provisions of the Scheme or the effectiveness thereof.

23	CONFLICT AND INCONSISTENCY

In the case of a conflict or inconsistency between the terms of the Scheme and the terms of the Explanatory Statement, the terms of the Scheme will prevail.

26

24	SEVERABILITY

If at any time, any provision of the Scheme is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision of the Scheme under the law of that jurisdiction will in any way be affected or impaired thereby.

25	ANNOUNCEMENTS

The Company shall not, and shall procure that no member of the Group will, make any public announcement regarding the Scheme which names any DL Scheme Creditor (or from which the identity of a DL Scheme Creditor can be discerned) unless the contents of that announcement have been agreed in writing by such DL Scheme Creditor prior to the publication of that announcement.

26	GOVERNING LAW AND JURISDICTION

Without prejudice to the choice of law provisions in the Existing DL Notes Indenture with respect to the rights and obligations of the Existing DL Notes Trustee thereunder, the Scheme shall be governed by, and construed in accordance with, the laws of Bermuda. The Company, the Existing DL Notes Trustee, the Holding Trustee, the Information Agent and each of the DL Scheme Creditors agree that, to the fullest extent permitted by applicable law, any dispute between them shall be determined by the Court.

27	ALLOCATION

For U.S. federal income tax purposes, the Scheme Consideration distributed to the DL Scheme Creditors pursuant to Clause 7 shall be allocated first to the principal amount of the Existing DL Notes (as determined for U.S. federal income tax purposes), with any excess allocated to accrued but unpaid interest on the Existing DL Notes, if any, as at the Record Date.

28	LIMITATIONS OF LIABILITY

Except as expressly provided herein, nothing in this Scheme constitutes a person a trustee, agent or fiduciary of any other person.

27

ANNEX VI--DIFL SCHEME DOCUMENT

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION (COMMERCIAL COURT)

2023 No.

IN THE MATTER OF THE COMPANIES ACT 1981

IN THE MATTER OF DIGICEL INTERMEDIATE HOLDINGS LIMITED

AND IN THE MATTER OF DIGICEL INTERNATIONAL FINANCE LIMITED

SCHEME OF ARRANGEMENT

(under section 99 of the Companies Act 1981)

BETWEEN

DIGICEL INTERMEDIATE HOLDINGS LIMITED

AND

DIGICEL INTERNATIONAL FINANCE LIMITED

AND

THE DIFL SCHEME CREDITORS (as defined herein)

CONTENTS

TABLE OF CONTENTS

Page

1 DEFINITIONS AND INTERPRETATION	4
2 THE COMPANIES	21
3 THE PURPOSE OF THE SCHEME	21
4 THE EXISTING NOTES	22
5 THE EXISTING NOTES TRUSTEE AND THE SCHEME	23
6 APPLICATION AND EFFECTIVENESS OF THE SCHEME	24
7 THE SCHEME – DIFL SUBORDINATED NOTES	24
8 THE SCHEME – DIFL UNSECURED NOTES	26
9 THE SCHEME – DIFL SECURED NOTES	27
10 THE SCHEME – TERM LOANS	28
11 THE SCHEME – GENERAL PROVISIONS	29
12 HOLDING TRUST ARRANGEMENTS	29
13 NO RIGHT TO COMMENCE PROCEEDINGS	29
14 INSTRUCTIONS, AUTHORISATIONS AND DIRECTIONS	29
15 DIFL SCHEME CREDITOR UNDERTAKINGS AND RELEASES	31
16 DETERMINATION OF SCHEME CLAIMS	34
17 SALES, ASSIGNMENTS OR TRANSFERS	34
18 PROVISION OF INFORMATION	34
19 THE INFORMATION AGENT AND THE HOLDING TRUSTEE	34
20 CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME	36
21 TERMINATION OF THE SCHEME	37
22 SECURITIES LAW CONSIDERATIONS	37
23 SCHEME COSTS	37
24 MODIFICATIONS OF THE SCHEME	37
25 FURTHER ASSURANCE	38
26 NOTICES	38
27 CONFLICT AND INCONSISTENCY	40

2

28 SEVERABILITY	40
29 ANNOUNCEMENTS	40
30 GOVERNING LAW AND JURISDICTION	40
31 ALLOCATION	40
32 LIMITATIONS OF LIABILITY	41

3

1	DEFINITIONS AND INTERPRETATION

1.1	In this Scheme:

“Additional Subscription Election”	means a right of each DIFL Subordinated Noteholder that makes a Commitment Payment Election, to subscribe for its Pro Rata Portion (as defined in, and in accordance with the applicable provisions of, the Solicitation Statement) of Exit Preferred Shares and [8,479,984][1] DHL Shares.

“Advisors”	means collectively, (i) the PCG Ad Hoc Group Advisors; (ii) the DIFL Secured Ad hoc Group Advisors; and (iii) the Digicel Advisors.

“Administrative Agent”	means Citibank, N.A.

“Administrative Agent and Collateral Agent Instruction Letter”	means the instruction letter from DIFL (for and on behalf of the DIFL Secured Noteholders and the Term Loan Lenders) instructing each of the Administrative Agent and the Collateral Agent to enter into the Restructuring Documents to which the Administrative Agent and Collateral Agent is a party and to carry out all other legally permitted steps within their control as may be necessary or desirable to be carried out by it for the purposes of facilitating the implementation of, and giving effect to, the terms of the Restructuring, substantially in the form appended to the Explanatory Statement.

“Affiliates”

means:

(A) an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(B) a company or corporation 20 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by the debtor, or by an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(C) a person whose business is operated under a lease or operating agreement by a debtor, or person substantially all of whose property is operated under an operating agreement with the debtor; or

(D) an entity that operates the business or substantially all of the property of the debtor under a lease or operating agreement.

1 Subject to adjustment based on the funded Exit Preferred Shares amount, this number will consist of up to 20.00% of the DHL Shares outstanding immediately after the Restructuring.

4

“Allowed Proceedings”

means any Proceedings brought or commenced by a DIFL Scheme Creditor:

(A)       to enforce its rights under the Restructuring Support Agreement, the Restructuring Documents or the Scheme where any person fails to comply with the terms of, or perform its obligation(s) under, the Restructuring Support Agreement, the Restructuring Documents or the Scheme;

(B)       in respect of any Liability arising under the Scheme or a Restructuring Document which may arise or accrue in relation to acts, omissions, events and/or circumstances occurring after the Scheme Effective Date; and

(C)       to enforce its rights in respect of any Excluded Claims.

“Amended and Restated Credit Agreement”	means the Credit Agreement as amended, substantially in the form appended to the Explanatory Statement, subject to any amendments made in accordance with the Scheme.

“Amendment and Restatement Agreement”	means the amendment and restatement agreement between, amongst others, DIFL, DIHL, the Administrative Agent, the Collateral Agent and the Existing Notes Trustee with respect to the Credit Agreement.

“Amended Organisational Documents”	means the amended and restated bye-laws of DHL, in the form annexed hereto, together with any amendment to DHL’s memorandum of association required to give effect to any issuances pursuant to this Scheme or the Interconditional Scheme.

“Beneficial Interest”	means a beneficial interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing Notes, which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.

“Beneficial Ownership Condition”	means the requirement for each ultimate beneficial owner who would, assuming the consummation of the Scheme and the Interconditional Scheme, own 10% or more of the combined voting rights of the DHL Shares and the Exit Preferred Shares to provide all required “know-your-customer”/customer due diligence information required under Bermuda law to satisfy the anti-money-laundering obligations imposed under Bermuda law or by any Governmental Authority in Bermuda.

“Bridge Facilities”	has the meaning given to that term in the Solicitation Statement.

5

“Business Day”	means any day (other than a Saturday or Sunday) on which banks are open for business generally in New York and Bermuda (provided that the availability of internet banking shall not constitute being open for general business).

“Change of Control Condition”	means consent or waiver (to the extent capable of waiver) from each of the relevant Governmental Authorities of Bermuda, Jamaica, Trinidad & Tobago and the USA, to the extent such consent or waiver is a requirement under applicable law for the consummation of the transactions contemplated by this Scheme including, without limitation, a change of control of the Group as further described in the Solicitation Statement.

“Claim”

means:

(A) the right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or

(B) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

“Collateral Agent”	means Citibank, N.A. in its capacity as collateral agent under the Credit Agreement.

“Commitment Payment Election”

(a)       in respect of the DIFL Secured Notes and the DIFL Unsecured Notes, has the meaning given to that term in the Solicitation Statement where such election is made in accordance with the terms of the Solicitation Statement; and

(b)       in respect of the DIFL Subordinated Notes, has the meaning given to that term in the Exchange Offer Memorandum where such election is made in accordance with the terms of the Exchange Offer Memorandum.

“Companies Act”	means the Companies Act 1981 of Bermuda.

“Companies”	means DIFL and DIHL and “Company” means either one of them.

“Concurrent Transactions”	has the meaning given to that term in the Solicitation Statement.

“Convening Order”	means the order of the Court containing directions for the convening of the Scheme Meetings.

“Corporate Reorganisation”	has the meaning given to that term in the Solicitation Statement.

“Court”	means the Supreme Court of Bermuda.

“Credit Agreement”	means the first lien credit agreement dated as of May 25, 2017 by and among, amongst others, DIFL as borrower, the Administrative Agent, and the lenders party thereto.

“Deed of Release”	has the meaning given to that term in the Explanatory Statement.

6

“Deed of Release Parties”	means “Released Party” as such term is defined in the Deed of Release.

“DHL”	means Digicel Holdings (Bermuda) Limited an exempted company incorporated in Bermuda with registration number 36253, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DHL Shares”	means the fully paid class A voting common shares of DHL and/or the fully paid class B non-voting common shares of DHL (as the case may be), having the rights as set out in the Amended Organisational Documents.

“DHL Undertaking”	has the meaning given in Clause 7.2(d).

“Diameter”	means Diameter Capital Partners L.P.

“DIFL”	means Digicel International Finance Limited, originally incorporated in St. Lucia on 7 December 2014 and continued into Bermuda on 11 July 2023 as an exempted company under the Companies Act with registration number 202302649, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DIFL Noteholder”	means a person who has a Beneficial Interest in the Existing Notes and who is the owner of the ultimate economic interest in any of the Existing Notes.

“DIFL Scheme Consideration”	means the DIFL Secured Notes Consideration, the DIFL Unsecured Notes Consideration, the Term Loan Consideration, the Equitisation Shares and the Additional Subscription Election, to be distributed to the DIFL Scheme Creditors in accordance with the terms of the Scheme in full and final satisfaction and discharge of their Scheme Claims and, in each case as further described in the Solicitation Statement or the Exchange Offer Memorandum (as applicable).

“DIFL Scheme Creditors”	means (i) the DIFL Noteholders and (without double counting in each case), the Existing Depository Nominee and any Intermediaries; and (ii) the Term Loan Lenders.

“DIFL Secured Ad Hoc Group”	means the ad hoc group of certain DIFL Secured Noteholders, and Term Loan Lenders advised by the DIFL Secured Ad Hoc Group Advisors.

7

“DIFL Secured Ad Hoc Group Advisors”	means (i) Paul Hastings LLP; (ii) Evercore Group LLC; (iii) ASW Law Limited; and (iv) with the consent of the Company, any barrister or other law firm retained on behalf of the DIFL Secured Ad Hoc Group, as advisors to the DIFL Secured Ad Hoc Group.

“DIFL Secured Debt Work Payment”	means an amount equal to 1.932% of the aggregate principal amount of (a) the DIFL Secured Notes outstanding on the Scheme Effective Date; plus (b) the Term Loans outstanding on the Scheme Effective Date, which shall be payable in kind through the issuance on a dollar for dollar basis of (as applicable) either additional New Secured Notes or New Term Loans at the option of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as allocated and payable in accordance with the terms of the Restructuring Support Agreement.

“DIFL Secured Noteholders”	means a person who has a Beneficial Interest in the DIFL Secured Notes and who is the owner of the ultimate economic interest in any of the DIFL Secured Notes.

“DIFL Secured Notes”	means the 8.75% Senior Secured Notes due 2024 co-issued by DIFL and DIHL pursuant to the Existing Secured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement.

“DIFL Secured Notes Consideration”	means (i) an amount equal to: (a) the aggregate principal amount of the New Secured Notes minus (b) the aggregate principal amount of New Secured Notes issued on account of the DIFL Secured Notes Commitment Payment and the DIFL Secured Debt Work Payment, issued in the form of New Secured Notes; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the DIFL Secured Noteholders’ Scheme Claims as at the Scheme Effective Date.

“DIFL Secured Notes Commitment Payment”

with respect to each applicable DIFL Secured Noteholder, a principal amount of New Secured Notes equal to 5.0% of the principal amount of such DIFL Secured Noteholders Scheme Claim as at the Scheme Effective Date, excluding any accrued interest thereon; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Secured Notes held by all holders entitled to receive the DIFL Secured Notes Commitment Payment, such payment may be reduced or waived.

“DIFL Secured Steering Committee”	means those members of the DIFL Secured Ad Hoc Group party to that certain confidentiality and non-disclosure agreement, by and among Digicel Group Holdings Limited and such member, executed on or before 31 March, 2023.

“DIFL Subordinated Notes”	means the 8.0% Subordinated Notes due 2026 co-issued by DIFL and DIHL pursuant to the Existing Subordinated Notes Indenture.

“DIFL Subordinated Notes Consideration”	means the Equitisation Shares and the Additional Subscription Election.

“DIFL Subordinated Noteholders”	means a person who has a Beneficial Interest in the DIFL Subordinated Notes and who is the owner of the ultimate economic interest in any of the DIFL Subordinated Notes.

8

“DIFL Subordinated Notes Commitment Payment”	means, in respect of a DIFL Subordinated Noteholder that validly tenders its DIFL Subordinated Notes on or before the Early Tender Date (as defined and described in the Exchange Offer Memorandum), such DIFL Subordinated Noteholder’s pro-rata share of [265,002][2] DHL Shares based upon the ratio of the amount of such DIFL Subordinated Noteholder’s Scheme Claim as at the Record Date, excluding any accrued interest thereon, to the aggregate amount of all DIFL Subordinated Noteholders’ Scheme Claims as at the Record Date, excluding any accrued interest thereon.

“DIFL Subordinated Notes Work Payment”	means [551,199] DHL Shares.[3]

“DIFL Unsecured Notes”	means the 13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIFL and DIHL pursuant to the Existing Unsecured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement.

“DIFL Unsecured Notes Commitment Payment”

means with respect to a DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 5.0% of the principal amount of such DIFL Unsecured Noteholders’ Scheme Claim as at the Scheme Effective Date, excluding any interest thereon; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Unsecured Notes held by all holders entitled to receive the DIFL Unsecured Notes Commitment Payment, such payment may be reduced or waived.

“DIFL Unsecured Notes Consideration”	means (i) an amount equal to (a) the aggregate principal amount of the Take-Back Notes; minus (b) the aggregate principal amount of the Take-Back Notes issued on account of the DIFL Unsecured Notes Commitment Payment and the DIFL Unsecured Notes Work Payment; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid cash interest on the DIFL Unsecured Notes as at the Scheme Effective Date.

“DIFL Unsecured Noteholders”	means a person who has a Beneficial Interest in the DIFL Unsecured Notes and who is the owner of the ultimate economic interest in any of the DIFL Unsecured Notes.

“DIFL Unsecured Notes Work Payment”	means with respect to an applicable DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 2.0% of the principal amount of such DIFL Unsecured Noteholder’s Scheme Claim as at the Scheme Effective Date (including, for the avoidance of doubt, accrued PIK interest which has capitalised in accordance with the Existing Unsecured Notes Indenture).

“DIHL”	means Digicel Intermediate Holdings Limited, an exempted company incorporated in Bermuda with registration number 55586, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

2 Assuming all DIFL Subordinated Noteholders validly deliver their proxy by the applicable deadline, the DIFL Subordinated Notes Commitment Payment will consist of 0.63% of the DHL Shares outstanding immediately after the Restructuring.

3 The DIFL Subordinated Notes Work Payment will consist of 1.30% of the DHL Shares outstanding immediately after the Restructuring.

9

“Digicel Advisors”	means (i) DC Advisory LLC, (ii) Island Capital Management Services Limited, (iii) Davis Polk & Wardwell LLP, (iv) Conyers, Dill & Pearman Limited, and (v) the Information Agent.

“DTC”	means The Depository Trust Company.

“DTC Participant”	means the person recorded directly in the records of DTC as holding a Beneficial Interest in any Existing Notes in an account held with DTC, either for that person’s own account or on behalf of another person.

“Eligible Recipient”	means a DIFL Subordinated Noteholder that (i) provided a notification to the Company in the form contained in the Instruction Packet as to the identity of the person who is to be the registered holder of such DIFL Subordinated Noteholder’s Equitisation Shares; and (ii) to the extent applicable, has satisfied the Beneficial Ownership Condition.

“Equitisation Shares”	means [5,266,724][4] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DIFL Subordinated Noteholders’ designations pursuant to the designation procedure set out in the Exchange Offer Memorandum).

“Exchange Offer Memorandum”	means the exchange offer memorandum and consent solicitation statement relating to the DIFL Subordinated Notes dated 21 August 2023.

“Excluded Claims”	means (i) Scheme Costs; (ii) Claims on account of, under, or in connection with, DIFL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of Clause 12.3 of the Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claim in respect of rights created under the Scheme and/or which arise as a result of a failure by either Company or any party to the Scheme to comply with any terms of the Scheme, in each case, from and after the Scheme Effective Date; (iv) any Claim under or in connection with the DIFL Secured Notes Work Payment, DIFL Subordinated Notes Work Payment, DIFL Unsecured Notes Work Payment, DIFL Secured Notes Commitment Payment; Term Loan Commitment Payment, DIFL Subordinated Notes Commitment Payment, or DIFL Unsecured Notes Commitment Payment; (v) any Claim which any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against any of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors respectively, arising under a duty of care in accordance with their respective engagement terms; and (vi) any Claims arising from or relating to fraud, gross negligence, wilful default, wilful misconduct, or dishonesty.

“Existing Depository Nominee”	means Cede & Co as the entity in whose name the Existing Notes are registered and who acts as the depository and nominee for DTC with respect to the Existing Notes.

“Existing Notes”	means, collectively the DIFL Secured Notes, the DIFL Unsecured Notes and the DIFL Subordinated Notes.

4 To consist of 12.42% of the DHL Shares outstanding immediately after the Restructuring (on the basis that all Eligible Recipients validly tender by the Early Tender Date (as defined and described in the Exchange Offer Memorandum)).

10

“Existing Notes Indentures”	means, collectively, the Existing Secured Notes Indenture, the Existing Subordinated Notes Indentures, and the Existing Unsecured Notes Indentures.

“Existing Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the Existing Notes Indentures and the Intercreditor Agreement; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

“Existing Notes Trustee’s Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys' fees, expenses and disbursements, accrued or incurred by the Existing Notes Trustee in any and all capacities to the extent payable or reimbursable under the Existing Notes Indenture or related documents, or otherwise accrued or incurred in connection with the assignment of replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement.

“Existing Secured Notes Indenture”	means the indenture dated March 15, 2019 between DIFL and DIHL as co-issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the DIFL Secured Notes were constituted and issued.

“Existing Security Documents”	means the First Lien Security Documents as such term is defined in the Credit Agreement.

“Existing Subordinated Notes Indenture”	means the indenture dated May 22, 2020 between DIFL and DIHL as co-issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the DIFL Subordinated Notes were constituted and issued.

“Existing Unsecured Notes Indenture”	means the indenture dated May 22, 2020 between DIFL and DIHL as co-issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the DIFL Unsecured Notes were constituted and issued.

“Exit Preferred Shares”	means the convertible preferred shares to be issued by DHL on terms substantially consistent with the description of preferred shares contained in the Explanatory Statement.

“Explanatory Statement”	means that composite explanatory document (including all appendices) dated [•] 2023 relating to the Scheme, mailed to the DIFL Scheme Creditors and available via the Scheme Website pursuant to the Convening Order, and which is required to be issued to DIFL Scheme Creditors pursuant to section 100 of the Companies Act.

“Foreign Representative”	means Lawrence Hickey or such other person nominated and authorised by the Company as such.

“Funding Notice”	has the meaning given to that term in the Solicitation Statement.

11

“Governmental Authority”	means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Group”	means Digicel Limited and its Affiliates (but excluding Digicel Group Holdings Limited and its shareholders).

“Guarantee”	means any guarantee, surety, indemnity or similar obligation given by a Guarantor in respect of any Scheme Claim.

“Guarantors”	means each and every Affiliate that has guaranteed repayment of any Scheme Claims;

“Holding Period”	means a period of 18 months after the Scheme Effective Date.

“Holding Trust”	means the trust established on or around the Scheme Effective Date for the purposes of holding DIFL Subordinated Notes Consideration payable or attributable to any Ineligible Recipient.

“Holding Trust Deed”	means the trust deed constituting the Holding Trust in substantially the same form as that appended to the Explanatory Statement.

“Holding Trustee”	means Conyers Trust Company (Bermuda) Limited in its capacity as Holding Trustee in relation to the Holding Trust.

“Ineligible Recipient”	means a DIFL Subordinated Noteholder that is not an Eligible Recipient.

“Information Agent”	means Epiq Corporate Restructuring, LLC.

“Intercreditor Agreement”	means the first lien intercreditor agreement dated as of March 15, 2019 among DIFL, the other grantors party thereto, the Collateral Agent, the Administrative Agent and the Existing Notes Trustee.

“Instruction Packet”	means the packet of materials, comprising, among other things, the forms of ballots for voting and the Explanatory Statement.

“Interconditional Scheme”	means a scheme of arrangement of the Companies’ Affiliate, Digicel Limited, as further set out in the Explanatory Statement.

“Intermediary”	means, in respect of the Existing Notes, a person who is not a DIFL Noteholder because it is not the owner of the ultimate economic interest in such Existing Notes but who holds a Beneficial Interest in any of such Existing Notes on behalf of another person or persons.

“Liability” or “Liabilities”	means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is known or unknown, whether or not it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises by contract, at common law, in equity or by statute or otherwise, in Bermuda or any other jurisdiction, or in any manner whatsoever.

12

“Longstop Time”	means 22 December 2023 at 5:00 pm (New York Time) or such later date and time as may be agreed pursuant to the Restructuring Support Agreement.

“Majority DIFL Scheme Creditors”	means the DIFL Noteholders and Term Loan Lenders whose holdings of the Scheme Claims constitute at the relevant time more than 50 percent of the aggregate principal amount of the Scheme Claims held at the relevant time by the DIFL Noteholders and Term Loan Lenders.

“New Holdco”	means Digicel MidCo Limited, an exempted company incorporated in Bermuda with registration number 202302676 and its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“New Intercreditor Agreement”	means the new intercreditor agreement in substantially the same terms as described in the Explanatory Statement.

“New Secured Notes”	means the new secured notes to be issued by DIFL pursuant to the New Secured Notes Indenture (such amount being comprised of amounts on account of the DIFL Secured Notes Consideration, the DIFL Secured Notes Commitment Payment and the proportion of the DIFL Secured Debt Work Payment to be issued as New Secured Notes)[5].

“New Secured Notes Indenture”	means the indenture to be entered into between DIFL and the New Secured Notes Trustee pursuant to which the New Secured Notes will be issued on terms substantially consistent with the description of the secured notes contained in the Solicitation Statement appended to the Explanatory Statement.

“New Secured Notes Trustee”	means Wilmington Savings Fund Society, FSB, as the trustee under the New Secured Notes Indenture.

“New Security Documents”	means any amendments, amendments and restatements, modifications, variations, grant, re-grant or change of whatever description to any document creating or granting a mortgage, lien, charge or security interest of whatever description in respect of the DIFL Secured Notes or Term Loans that is necessary in order for such document to continue to secure the New Secured Notes and/or the New Term Loans on the same basis as it did prior to the Scheme Effective Date.

“New Term Loans”	means the term loans issued pursuant to and repayable by the borrowers under and in accordance with the Amended and Restated Credit Agreement (such amount being comprised of amounts on account of the Term Loan Consideration, Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment issued as New Term Loans) and for the avoidance of doubt, all New Term Loans issued as Term Loan Consideration, Term Loan Commitment Payment or applicable amounts of the DIFL Secured Debt Work Payment shall be deemed to be fully drawn without the need for any new monies to be advanced by any Term Loan Lenders. [6]

5 Illustratively, if the Scheme Effective Date occurs on 30 November 2023 the aggregate principal amount of New Secured Notes will be $[1,226.3] million on account of the DIFL Secured Notes Consideration and the DIFL Secured Notes Commitment Payment plus up to an additional $[23.7] million on account of the DIFL Secured Debt Work Payment, assuming all persons entitled to that payment elect to receive it in the form of New Secured Notes.

6 The aggregate principal amount of the New Term Loans will vary depending on the date on which the Scheme Effective Date occurs due to scheduled amortisation payments due on the Term Loans. Illustratively, if the Scheme Effective Date occurs on 30 November 2023 the aggregate principal amount of New Term Loans will be [$992] million on account of the Term Loan Consideration and the Term Loan Commitment Payment plus up to an additional $[19.2] million on account of the DIFL Secured Debt Work Payment assuming all persons entitled to that payment elect to receive it in the form of New Term Loans.

13

“New Term Loans Agent”	means Wilmington Savings Fund Society, FSB, as the agent under the Amended and Restated Credit Agreement.

“New Term Loans Lenders”	means the lenders of record as of the Scheme Effective Date under the Amended and Restated Credit Agreement.

“PCG Ad Hoc Group”	means the ad hoc group of holders of Beneficial Interests in certain of the Existing Notes and Term Loan Lenders advised by the PCG Ad Hoc Group Advisors from time to time.

“PCG Ad Hoc Group Advisors”	means (i) Greenhill & Co, LLC, (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, (iii) Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, (iv) Walkers (Bermuda) Limited, and (v) with the consent of the Company, any barrister or other law firm retained on behalf of the PCG Ad Hoc Group from time to time, as advisors to the PCG Ad Hoc Group.

“Personnel”	means, in relation to any person, its current and former officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professional advisers.

“Post”	means delivery by pre-paid first class post or air mail or generally recognised commercial courier service, and “Posted” shall be construed accordingly.

“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.

“Professional Fees”	means, collectively, the reasonable and documented fees, costs and expenses incurred in connection with the Restructuring, together with applicable taxes thereon (if any) of the following agreed professionals: (i) the PCG Ad Hoc Group Advisors, (ii) the DIFL Secured Ad Hoc Group Advisors; and (iii) the Digicel Advisors, to be allocated for payment between DL and the Company as determined between them and the Digicel Advisers.

“Record Date”	means 4pm on 15 August 2023 (New York time) in respect of the Scheme.

14

“Registrar of Companies”	means the Registrar of Companies of Bermuda appointed pursuant to section 3 of the Companies Act.

“Registration Rights Agreement”	has the meaning given to that term in the Solicitation Statement.

“Related Party”	means predecessors, successors and assigns, Affiliates, managed accounts or funds, and all of their respective current and former officers, directors, managers, investment committee members, special or other committee members, principals, stockholders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, investment advisors, participants, subsidiaries, members, partners, limited partners, general partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors or managers, and other professionals and advisors, and such persons’ respective heirs, executors, estates, servants, and/or nominees.

“Released Claim”	means (a) in respect of the Deed of Release Parties, any past, present and/or future Claim released pursuant to the Deed of Release; or (b) in respect of any other Released Person, or to the extent a Claim is not otherwise released pursuant to the Deed of Release for whatever reason, any past, present and/or future Claim arising out of, relating to or in respect of: (i) the Existing Secured Notes Indenture, the Existing Unsecured Notes Indenture, the Existing Subordinated Notes Indenture, and the Credit Agreement; (ii) the Existing Notes; (iii) the Scheme Claims and any of the facts and matters giving rise to the Scheme Claims; (iv) the Concurrent Transactions; and (v) all actions and/or decisions taken by any Deed of Release Party prior to the Scheme Effective Date in connection with the Company, the management and/or business of the Company (including any business or contractual arrangement between the Company and any Released Person), the preparation, negotiation, sanction or implementation of the Scheme, the Restructuring Documents and the Restructuring, and the execution and the carrying out of the steps and transactions contemplated therein in accordance with their terms, other than in each case, Excluded Claims.

“Released Person”	means each of the following and in each case solely in its capacity as such: (i) the Deed of Release Parties; and (ii) to the extent not falling within paragraph (i) of this definition, the Existing Notes Trustee, the Information Agent, the Collateral Agent, the New Term Loans Agent, the New Secured Notes Trustee, the New Term Loans Lenders, the Take-Back Noteholders, and each DIFL Scheme Creditor and their respective Scheme Creditor Parties, Affiliates and Advisors (including, in respect of the foregoing, each of their Personnel).

“Restructuring”	has the meaning given to that term in the Explanatory Statement.

15

“Restructuring Documents”	means the Amended and Restatement Agreement, the Amended and Restated Credit Agreement, the New Intercreditor Agreement, the New Secured Notes Indenture, the Take-Back Notes Indenture, the Holding Trust Deed, the Deed of Release, the New Security Documents, the Registration Rights Agreement, the Amended Organisational Documents, the Services Agreement and any other document required to be entered into with the Supporting Shareholder pursuant to and in accordance with the Restructuring Support Agreement, the Governance Documentation (as defined in the [Explanatory Statement]), the Restructuring Proceeding Documentation (as defined in the [Explanatory Statement]), and any other document that the Company and the Majority DIFL Scheme Creditors consider to be reasonably required to effectuate the terms of the Scheme which may include, without limitation, any deeds or other documents of release required to compromise and/or release Scheme Claims against any Guarantor in accordance with the terms of this Scheme.

“Restructuring Support Agreement”	means that certain restructuring support agreement dated as of 27 June 2023 between, amongst others, DL, DHL, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, the Supporting Lenders (as defined therein) and the Supporting Shareholder.

“Sanction Order”	means the order of the Court sanctioning the Scheme (with or without modification).

“Scheme”	means this scheme of arrangement between the DIFL Scheme Creditors and the Companies pursuant to section 99 of the Companies Act in its present form or subject to any modifications, additions, or conditions that the Court may approve or impose consistent with Clause 24.

“Scheme Claim”

means, as the context shall require, any Claim of a DIFL Scheme Creditor against either Company, arising directly or indirectly out of, or in relation to and/or in connection with:

(i)       in respect of the Scheme Claims of the DIFL Secured Noteholders, the DIFL Secured Notes and/or the Existing Secured Notes Indenture;

(ii)       in respect of the Scheme Claims of the DIFL Unsecured Noteholders, the DIFL Unsecured Notes and/or the Existing Unsecured Notes Indenture;

(iii)       in respect of the Scheme Claims of the DIFL Subordinated Noteholders, the DIFL Subordinated Notes and/or the Existing Subordinated Notes Indenture; and/or

(iv)       in respect of the Schemes Claims of the Term Loan Lenders, the Term Loans, the Credit Agreement and/or the Intercreditor Agreement,

in each case, whether before, at or after the Record Date (provided that, solely for voting purposes, all Scheme Claims shall be determined by reference to the relevant principal amount of Existing Notes or Term Loans (as the case may be) excluding any accrued and uncapitalised interest or other amounts), and excluding in each case any Excluded Claims.

“Scheme Costs”	means the Liability of the Company in respect of the fees, costs and expenses of the Advisors (including the Professional Fees) and the Existing Notes Trustee’s Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Scheme.

16

“Scheme Creditor Parties”	means, in respect of a DIFL Scheme Creditor, each of its predecessors, successors, assigns, transferees, Affiliates and Personnel.

“Scheme Effective Date”	means the date upon which all of the conditions to the effectiveness of the Scheme as set forth in Clause 20 have been satisfied and the Scheme becomes effective.

“Scheme Meetings”	means the meetings of the DIFL Scheme Creditors convened by the Court in order to consider, and if thought fit, approve the Scheme pursuant to the Convening Order.

“Scheme Website”	means https://dm.epiq11.com/DIFL-DL.

“SEC”	means the U.S. Securities and Exchange Commission.

“Security”	means any mortgage, charge, pledge, lien, assignment or other security interest securing any Scheme Claim or any other agreement or arrangement having a similar effect.

“Services Agreement”	has the meaning given to that term in the Solicitation Statement.

“Solicitation Statement”	means the solicitation statement for schemes of arrangement relating to the Existing Notes and the Existing DL Notes (as defined in the Solicitation Statement) dated as of 21 August 2023 and forming part of the Explanatory Statement.

“Subscription Price”	has the meaning set forth in the Solicitation Statement.

“Supporting Lenders”	has the meaning set forth in the Restructuring Support Agreement.

“Supporting Shareholder”	means Denis O’Brien or any entities directly or indirectly controlled by Denis O’Brien which hold a claim against or direct or indirect interest in the Company.

“Take-Back Noteholders”	means the holders of the Take-Back Notes.

“Take-Back Notes”	means the new take-back notes to be issued by New Holdco pursuant to the Take-Back Notes Indenture (such amount being comprised of (i) the DIFL Unsecured Notes Consideration; (ii) the DIFL Unsecured Notes Commitment Payment; (iii) the DIFL Unsecured Notes Work Payment; and (iv) the accrued, unpaid and capitalised PIK interest on the DIFL Unsecured Notes as at the Scheme Effective Date)[7].

“Take-Back Notes Indenture”	means the indenture to be entered into between New Holdco and the Take-Back Notes Trustee pursuant to which the Take-Back Notes will be issued on terms substantially consistent with the description of the senior unsecured notes contained in the Solicitation Statement appended to the Explanatory Statement.

7 The aggregate principal amount of Take-Back Notes will vary depending on the date on which the Scheme Effective Date occurs due to item (iv). Illustratively if the Scheme Effective Date occurs on 30 November 2023 the aggregate principal amount of Take-Back Notes will be $[414.9] million.

17

“Take-Back Notes Trustee”	means Wilmington Savings Fund Society, FSB, as the trustee under the Take-Back Notes Indenture.

“Term Loan Commitment Payment”

means with respect to each applicable Term Loan Lender, a principal amount of New Term Loans equal to 5.0% of the principal amount of such Term Loan Lenders’ Scheme Claim as at the Scheme Effective Date, excluding any accrued interest thereon, which shall be paid as an increase to the principal amount of such Term Loan Lender’s allocation of New Term Loans under the Amended and Restated Credit Agreement; provided that, upon the agreement of (i) the Companies and (ii) the lenders entitled to receive the Term Loan Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Term Loan held by all lenders entitled to receive the Term Loan Commitment Payment, such payment may be reduced or waived.

“Term Loan Consideration”	means (i) an amount equal to (a) the aggregate principal amount of all New Term Loans; minus (b) the aggregate principal amount of New Term Loans issued on account of the DIFL Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment, issued in the form of New Term Loans; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the Term Loan Lenders’ Scheme Claims as at the Scheme Effective Date.

“Term Loan Lenders”	means the lenders of record as of the Record Date under the Credit Agreement.

“Term Loans”	means the term loans extended by the lenders pursuant to the Credit Agreement.

“United States Code”	means the Code of Laws of the United States of America.

“US Bankruptcy Code”	means title 11 of the United States Code.

“US Bankruptcy Court”	means the United States Bankruptcy Court for the Southern District of New York.

“US Securities Act”	means U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder.

1.2	In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(a)	references to Recitals, Parts, Clauses or Sub-Clauses are references to the recitals, parts, clauses or sub-clauses respectively of or to the Scheme;

(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	the Holding Trustee, the Information Agent, the Existing Notes Trustee, the Companies or any other person will be construed as to include its successors in title, permitted assigns and permitted transferees;

(d)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(e)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant

18

thereto, provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to the Scheme, been made in accordance with the terms of the Scheme;

(f)	references to an agreement, deed or document, will include any schedules, annexes and appendices to such agreement, deed or document;

(g)	references to (or to any specified provision of) the Scheme will be construed as references to the Scheme as in force for the time being;

(h)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(i)	headings to Recitals, Parts, Clauses and Sub-Clauses are for ease of reference only and shall not affect the interpretation of the Scheme;

(j)	unless otherwise stated, all references in this Scheme to times are to Bermuda time;

(k)	where any amount is specified in this Scheme (including in any definition) in respect of any DIFL Scheme Consideration, that amount is subject to rounding in accordance with the terms of this Scheme;

(l)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(m)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(n)	“or” is not exclusive;

(o)	a company is a “subsidiary” of another company, its “holding company”, if that other company: (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company; and

(p)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with or without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if: (a) it holds the majority of voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a dominant influence over the undertaking: (i) by virtue of provisions contained in the undertaking's articles; or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

19

PART A
RECITALS

2	THE COMPANIES

2.1	DIHL was incorporated in Bermuda under the Companies Act as an exempted company limited by shares on May, 21st 2020 with registration number 55586. DIHL’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda and the authorised share capital of DIHL is US$10,000 consisting of 10,000 common shares of US$1.00 par value each, of which 1,000 have been issued to Digicel Limited.

2.1	DIFL was incorporated in St. Lucia under the International Business Companies Act, Cap 12.14 as an international business company on 7 December 2004 with registration number 2004-00370. DIFL was continued into Bermuda under the Companies Act as an exempted company limited by shares on 11 July 2023 with registration number 202302649. DIFL’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda and the authorised share capital of DIFL is US$10,000,000 consisting of 10,000,000 common shares of US$1.00 each, of which 10,000,000 have been issued to Digicel Intermediate Holdings Limited.

2.2	Each of DIHL and DIFL is jointly and severally liable under the Existing Notes as co-issuers, so one composite scheme of arrangement is proposed in respect of both Companies with respect to the Existing Notes. The Companies are the issuers of the Existing Notes and borrowers under the Term Loans pursuant to the Existing Notes Indentures and the Credit Agreement (as applicable). The Scheme seeks to effect a compromise of the Companies’ liabilities under the Existing Notes Indentures and Credit Agreement (as applicable).

3	THE PURPOSE OF THE SCHEME

3.1	The principal object and purpose of the Scheme is to effect a compromise and arrangement between the Companies and the DIFL Scheme Creditors in respect of the Scheme Claims. The arrangement and compromise of the Scheme Claims effected pursuant to the Scheme will, in conjunction with the Interconditional Scheme, result in significant deleveraging of the Group and will enable the Group to carry on as a going concern.

3.2	On the Scheme Effective Date, and as set out in more detail in Part B below, among other things:

(a)	The DIFL Secured Notes will be cancelled and discharged in full in exchange for DIFL issuing the DIFL Secured Notes Consideration to the DIFL Secured Noteholders and all rights and obligations of any person under, or in connection with, the DIFL Secured Notes and DIFL Secured Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Secured Notes after the Record Date) will terminate;

(b)	The DIFL Unsecured Notes will be cancelled and discharged in full in exchange for DIFL transferring the DIFL Unsecured Notes Consideration to the DIFL Unsecured Noteholders, and all rights and obligations of any person, under or in connection with, the DIFL Unsecured Notes and DIFL Unsecured Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Unsecured Notes after the Record Date) will terminate;

(c)	The DIFL Subordinated Notes will be cancelled and discharged in full in exchange for DIFL transferring the DIFL Subordinated Notes Consideration to the DIFL Subordinated Noteholders, and all rights and obligations of any person under, or in connection with, the DIFL Subordinated Notes and DIFL Subordinated Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Subordinated Notes after the Record Date) will terminate; and

(d)	Each Term Loan Lender’s Scheme Claims shall be compromised by the Term Loans being amended and restated in the form of the New Term Loans pursuant to the Amended and Restated Credit Agreement.

20

3.3	In addition to the applicable DIFL Scheme Consideration, on the Scheme Effective Date and as set out in more detail in Part B below:

(a)	DIFL shall issue amounts of New Secured Notes on account of the DIFL Secured Notes Commitment Payment and the DIFL Secured Debt Work Payment (in the amount which is to be issued in the form of New Secured Notes pursuant to and based on the elections of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as notified by such persons (or their advisers) to the Companies or the Digicel Advisers prior to the Scheme Effective Date) to the applicable persons who are entitled to receive such amounts in accordance with Clauses 9.1 and 9.2 (as applicable);

(b)	New HoldCo shall issue the Take-Back Notes on account of the DIFL Unsecured Notes Commitment Payment and the DIFL Unsecured Notes Work Payment, and DIFL shall transfer such Take-Back Notes to each person who is entitled to receive such amounts in accordance with Clauses 8.1 and 8.2 (as applicable);

(c)	DHL shall issue DHL Shares on account of the DIFL Subordinated Notes Commitment Payment, and DIFL shall transfer such DHL Shares to the applicable DIFL Subordinated Noteholders who are entitled to receive such amounts in accordance with Clause 7.2(c);

(d)	DHL shall issue DHL Shares on account of the DIFL Subordinated Notes Work Payment to the applicable DIFL Subordinated Noteholders who are entitled to receive such amounts in accordance with Clause 7.3; and

(e)	DIFL shall issue amounts of New Term Loans on account of the Term Loan Commitment Payment and the DIFL Secured Debt Work Payment (in the amount which is to be issued in the form of New Term Loans pursuant to and based on the elections of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as notified by such persons (or their advisers) to the Companies or the Digicel Advisers prior to the Scheme Effective Date) to the applicable persons who are entitled to receive such amounts in accordance with Clauses 10.3 and 10.5 (as applicable).

3.4	The Foreign Representative is authorised to make an application on behalf of the Companies for a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code (or under any other applicable law, legal doctrine or Proceeding concerning cross-border recognition) and such other additional relief and/or assistance as may be required or as the Foreign Representative may deem necessary to obtain for the purposes of obtaining foreign recognition of the Scheme outside of Bermuda.

4	THE EXISTING NOTES

The Existing Notes are held under customary arrangements whereby:

(a)	the Existing Notes were issued pursuant to the relevant Existing Notes Indenture;

(b)	all Existing Notes are registered in the name of the Existing Depository Nominee;

(c)	Beneficial Interests in the Existing Notes are held initially by DTC Participants (whose identities are recorded directly in the books or other records maintained by DTC) through DTC, under electronic systems designed to facilitate paperless transactions in respect of dematerialised securities; and

(d)	each DTC Participant may be holding its recorded Beneficial Interest in the Existing Notes (in full or in part) either on its own behalf or on behalf of another person, which person may in turn also be holding such interest on its own behalf or on behalf of another person.

5	THE EXISTING NOTES TRUSTEE AND THE SCHEME

5.1	The Court has ordered that neither the Existing Notes Trustee, any Intermediary nor the Existing Depository Nominee (as registered holder of the Existing Notes), none of whom own any economic interest

21

in the Existing Notes to be compromised in the Scheme, shall be entitled to vote on the Scheme in respect of the Existing Notes at the Scheme Meetings and, accordingly, they will not vote at such meetings. For voting purposes in respect of the Scheme, the DIFL Scheme Creditors shall therefore consist solely of the DIFL Noteholders and the Term Loan Lenders. For the avoidance of doubt, no term of this Scheme amends, releases, modifies or otherwise impacts any right of the Existing Notes Trustee under the Existing Notes Indenture, the Existing Notes and related documents, including, without limitation, its rights to assert a lien on the consideration to be provided to the DIFL Noteholders in connection with the Existing Notes under this Scheme, as applicable.

22

PART B
THE SCHEME

6	APPLICATION AND EFFECTIVENESS OF THE SCHEME

6.1	The compromises and arrangement effected by this Scheme, including the Restructuring Documents, shall apply to all Scheme Claims and shall be binding on all DIFL Scheme Creditors (and each of their Scheme Creditor Parties) and the Companies.

6.2	Subject to Clause 20, the terms of the Scheme shall become effective on the Scheme Effective Date and shall take effect in accordance with the terms of the Scheme and all of the rights, title and interests of the DIFL Scheme Creditors in respect of the Scheme Claims will be subject to the compromise and arrangements set out in the Scheme in accordance with its terms.

6.3	The Company shall promptly notify the Information Agent in writing of the occurrence of the Scheme Effective Date and provide a form of written notice to the Information Agent, and the Information Agent shall promptly notify the DIFL Scheme Creditors of the Scheme Effective Date by:

(a)	providing such written notice to the Existing Notes Trustee;

(b)	circulating such written notice to the DIFL Scheme Creditors via DTC; and

(c)	posting such written notice on the Scheme Website.

7	THE SCHEME – DIFL SUBORDINATED NOTES

7.1	Prior to the Scheme Effective Date, the Company has made available to each DIFL Subordinated Noteholder the opportunity to make an Additional Subscription Election via the procedures described in the Exchange Offer Memorandum. At least 15 days prior to the Scheme Effective Date, the Information Agent shall issue a Funding Notice to the DTC Participant of each DIFL Subordinated Noteholder that has made a valid Additional Subscription Election. Provided that the Subscription Price is received by DHL no later than the deadline specified in the Funding Notice, DHL shall issue to the DIFL Subordinated Noteholder the applicable amount of Exit Preferred Shares and DHL Shares which are subject to the Additional Subscription Election as specified in the relevant Funding Notice received by the DIFL Subordinated Noteholder. The foregoing shall be subject to the relevant DIFL Subordinated Noteholder being an Eligible Recipient.

7.2	Subject to Clause 20, on the Scheme Effective Date:

(a)	DHL shall issue, and DIFL shall transfer to each DIFL Subordinated Noteholder who is an Eligible Recipient, DHL Shares in an amount equal to its pro rata share (as described in paragraph (e) below) of the Equitisation Shares in such class of DHL Shares as is designated by the relevant DIFL Subordinated Noteholder in accordance with and pursuant to the procedures set forth in the Exchange Offer Memorandum (and in the absence of any such designation, such DHL Shares shall be class A voting common shares); such DHL Shares shall be issued fully paid and such issuance and transfer shall be effectuated by DHL updating its register of members.

(b)	In the case of each DIFL Subordinated Noteholder who is an Ineligible Recipient, DHL shall issue, and DIFL shall transfer to the Holding Trustee, class A voting common DHL Shares in an amount equal to such DIFL Subordinated Noteholder’s pro rata share (as described in paragraph (e) below) of the Equitisation Shares; such DHL Shares shall be issued fully paid and such issuance and transfer shall be effectuated by DHL updating its register of members with the Holding Trustee entered as the registered owner of the relevant DHL Shares. The Holding Trustee shall hold such DHL Shares on bare trust for the Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

23

(c)	Simultaneously with the DHL Shares issuances described in paragraphs (a) and (b) the DIFL Subordinated Notes Commitment Payment shall be paid by DHL issuing the applicable DHL Shares, and DIFL transferring such DHL Shares, to each DIFL Subordinated Noteholder that made a valid Commitment Payment Election, provided such DIFL Subordinated Noteholder is an Eligible Recipient. Any DIFL Subordinated Notes Commitment Payment shall be issued fully paid in the same class of shares as the DIFL Subordinated Noteholder designated their pro rata share of the Equitisation Shares, and such issuance and transfer shall be effectuated by DHL updating its register of members. Ineligible Recipients shall not be entitled to receive DIFL Subordinated Notes Commitment Payment, which shall instead be issued in the name of the Holding Trustee and held on trust for Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

(d)	For the purposes of implementing the Scheme and issuing the DHL Shares and Exit Preferred Shares payable pursuant hereto, DHL has delivered an undertaking to the Court to be bound by and implement the provisions of the Scheme (“DHL Undertaking”).

(e)	Each DIFL Subordinated Noteholder’s pro rata share of the Equitisation Shares shall be calculated based upon the proportion which the amount of such DIFL Subordinated Noteholder’s Scheme Claim represents of the aggregate amount of all DIFL Subordinated Noteholders’ Scheme Claims as at the Record Date.

7.3	In addition to the foregoing, on the Scheme Effective Date, the DIFL Subordinated Notes Work Payment shall be paid by DHL issuing to the members of the PCG Ad Hoc Group, DHL Shares fully paid which shall be allocated as between the members of the PCG Ad Hoc Group on such basis as is agreed between the Companies and the PCG Ad Hoc Group. For the avoidance of doubt, if a DIFL Subordinated Notes Work Payment is payable to an Ineligible Recipient, then the DHL Shares constituting such DIFL Subordinated Notes Work Payment shall be held on trust for such Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

7.4	Immediately following the issuances and transfers described in Clauses 7.1-7.3 and conditional upon such issuances and transfers occurring, all Scheme Claims of the DIFL Subordinated Noteholders (together with any Scheme Claim that the Existing Notes Trustee and/or the Existing Depository Nominee may have in relation to the DIFL Subordinated Notes and/or the Existing Subordinated Notes Indenture) shall be released and compromised as follows:

(a)	the DIFL Subordinated Notes, the Existing Subordinated Notes Indenture, and all other related instruments, certificates, agreements and other documents (including, without limitation, any Security and any Guarantee) will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by either Company, the Existing Notes Trustee, any DIFL Subordinated Noteholder or any other DIFL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DIFL Subordinated Noteholders to receive their respective DIFL Subordinated Notes Consideration, any DIFL Subordinated Notes Commitment Payment, and any DIFL Subordinated Notes Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses;

(b)	the DIFL Subordinated Notes shall be deemed surrendered without any further act or action by either Company, any DIFL Subordinated Noteholder or any other DIFL Scheme Creditor;

(c)	all of the rights, title and interest of the DIFL Subordinated Noteholders in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against either Company or any Guarantors or in respect of any Security under or related to the DIFL Subordinated Notes and/or the Existing Subordinated Notes Indenture, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DIFL Subordinated Noteholders, any Intermediary holding any Beneficial Interest in any of the DIFL Subordinated Notes (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Subordinated Notes after the Record Date), either Company, and the Existing Notes Trustee towards one another under the Existing

24

Subordinated Notes Indenture and the DIFL Subordinated Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the DIFL Subordinated Noteholders to receive their respective DIFL Subordinated Notes Consideration, any DIFL Subordinated Notes Commitment Payment, any DIFL Subordinated Notes Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses.

8	THE SCHEME – DIFL UNSECURED NOTES

8.1	Subject to Clause 20, on the Scheme Effective Date, DIFL shall make available to DTC the DIFL Unsecured Notes Consideration for payment to the DIFL Unsecured Noteholders through an exchange of the DIFL Unsecured Notes for the Take-Back Notes representing the DIFL Unsecured Notes Consideration which is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date on a pro rata basis (as described in Clause 8.2 below) to each DIFL Unsecured Noteholder. On the Scheme Effective Date, those DIFL Unsecured Noteholders who have made a valid Commitment Payment Election shall receive through DTC from DIFL, in addition to the DIFL Unsecured Notes Consideration, the DIFL Unsecured Notes Commitment Payment.

8.2	Each DIFL Unsecured Noteholder’s pro rata share of the DIFL Unsecured Notes Consideration shall be calculated based upon the proportion which the amount of such DIFL Unsecured Noteholder’s Scheme Claim represents of the aggregate amount of all DIFL Unsecured Noteholders’ Scheme Claims as at the Scheme Effective Date.

8.3	In addition to the foregoing, on the Scheme Effective Date, New HoldCo shall issue, and DIFL shall transfer, such Take-Back Notes in satisfaction of the DIFL Unsecured Notes Work Payment to each of the members of the PCG Ad Hoc Group and Diameter through DTC based on agreed proportions set out in the Restructuring Support Agreement and, with respect to the amount attributable to the PCG Ad Hoc Group, on a pro rata basis as between the members of that group based on their respective DIFL Unsecured Noteholder Scheme Claims as at the Scheme Effective Date.

8.4	For the purposes of implementing the Scheme and issuing the Take-Back Notes pursuant hereto, New HoldCo has delivered an undertaking to the Court to be bound by and implement the provisions of the Scheme.

8.5	Immediately following the steps described in Clauses 8.1 and 8.2 and conditional upon such steps occurring, all Scheme Claims of the DIFL Unsecured Noteholders (together with any Scheme Claim that the Existing Notes Trustee and/or the Existing Depository Nominee may have in relation to the DIFL Unsecured Notes and/or the Existing Unsecured Notes Indenture) shall be released and compromised as follows:

(a)	the DIFL Unsecured Notes, the Existing Unsecured Notes Indenture, and all other related instruments, certificates, agreements and other documents will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by either Company, the Existing Notes Trustee, any DIFL Unsecured Noteholder or any other DIFL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DIFL Unsecured Noteholders to receive their respective DIFL Unsecured Notes Consideration and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses;

(b)	the DIFL Unsecured Notes shall be deemed surrendered without any further act or action by either Company, any DIFL Unsecured Noteholder or any other DIFL Scheme Creditor;

(c)	all of the rights, title and interest of the DIFL Unsecured Noteholders in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against either Company or any Guarantors under or related to the DIFL Unsecured Notes and/or the Existing Unsecured Notes Indenture, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DIFL Unsecured Noteholders, any Intermediary holding any Beneficial Interest in any of the DIFL Unsecured Notes (including, for the avoidance of doubt,

25

any person that acquires an interest in the DIFL Unsecured Notes after the Record Date), either Company, and the Existing Notes Trustee towards one another under the Existing Unsecured Notes Indenture and the DIFL Secured Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the DIFL Unsecured Noteholders to receive their respective DIFL Unsecured Notes Consideration and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses.

9	THE SCHEME – DIFL SECURED NOTES

9.1	On the Scheme Effective Date, DIFL shall issue and make available to DTC the DIFL Secured Notes Consideration for payment to the DIFL Secured Noteholders through an exchange of the DIFL Secured Notes for the New Secured Notes representing the DIFL Secured Notes Consideration which is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date on a pro rata basis (as described in Clause 9.2 below) between each DIFL Secured Noteholder. Those DIFL Secured Noteholders who have made a valid Commitment Payment Election shall receive from DIFL, in addition to the DIFL Secured Notes Consideration, the DIFL Secured Notes Commitment Payment.

9.2	Each DIFL Secured Noteholder’s pro rata share of the DIFL Secured Notes Consideration shall be calculated based upon the proportion which the amount of such DIFL Secured Noteholder’s Scheme Claim represents of the aggregate amount of all DIFL Secured Noteholders’ Scheme Claims as at the Scheme Effective Date.

9.3	In addition to the foregoing, those DIFL Scheme Creditors who are entitled to a DIFL Secured Debt Work Payment (being the PCG Ad Hoc Group, the DIFL Secured Steering Committee, and Diameter) and who have elected under the terms of the Restructuring Support Agreement to receive some or all of their respective agreed proportion of the DIFL Secured Debt Work Payment as New Secured Notes shall, in addition to any entitlement to the foregoing, on the Scheme Effective Date, be issued their applicable respective portion of the New Secured Notes, on account of the DIFL Secured Debt Work Payment.

9.4	Immediately following the issuances described in Clauses 9.1 and 9.3 and conditional upon such issuances occurring, all Scheme Claims of the DIFL Secured Noteholders (together with any Scheme Claim that the Existing Notes Trustee and/or the Existing Depository Nominee may have in relation to the DIFL Secured Notes and/or the Existing Secured Notes Indenture) shall be released and compromised as follows:

(a)	the DIFL Secured Notes, the Existing Secured Notes Indenture, and all other related instruments, certificates, agreements and other documents (including, without limitation, any Security and any Guarantee) will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by either Company, the Existing Notes Trustee, any DIFL Secured Noteholder or any other DIFL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DIFL Secured Noteholders to receive their respective DIFL Secured Notes Consideration, any DIFL Secured Notes Commitment Payment, and any DIFL Secured Debt Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses;

(b)	the DIFL Secured Notes shall be deemed surrendered without any further act or action by either Company, any DIFL Secured Noteholder or any other DIFL Scheme Creditor;

(c)	all of the rights, title and interest of the DIFL Secured Noteholders in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against either Company or any Guarantors or in respect of any Security under or related to the DIFL Secured Notes and/or the Existing Secured Notes Indenture, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DIFL Secured Noteholders, any Intermediary holding any Beneficial Interest in any of the DIFL Secured Notes (including, for the avoidance of doubt,

26

any person that acquires an interest in the DIFL Secured Notes after the Record Date), either Company, and the Existing Notes Trustee towards one another under the Existing Secured Notes Indenture and the DIFL Secured Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the DIFL Secured Noteholders to receive their respective DIFL Secured Notes Consideration, any DIFL Secured Notes Commitment Payment and any DIFL Secured Debt Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses.

10	THE SCHEME – TERM LOANS

10.1	On and from the Scheme Effective Date, in exchange for the Scheme Consideration and without prejudice to Clause 14 each Term Loan Lender shall be deemed to give the following authorisations, instructions, confirmations and undertakings:

(a)	notwithstanding any term of any other document, each Term Loan Lender hereby appoints, and shall for all purposes be treated as having hereby appointed, DIFL as its attorney and agent, and hereby irrevocably authorises, directs, instructs and empowers DIFL (represented by any duly authorised representative) to enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of such Term Loan Lenders, the Administrative Agent and Collateral Agent Instruction Letter, the Amendment and Restatement Agreement and each other Restructuring Document to which the Term Loan Lenders, or any of them, are named as a party; and, where applicable, complete, date and release the Restructuring Documents;

(b)	the authority and power granted and conferred on DIFL under the preceding paragraph shall be treated, for all purposes whatsoever and without limitation, as having been granted and conferred by deed and DIFL shall be entitled to delegate the authority granted and conferred to any duly authorised officer or agent of DIFL as necessary;

(c)	each Term Loan Lender hereby agrees to and shall be bound by and shall comply with, and shall for all purposes be treated as having agreed to and be bound by, each of its obligations under each applicable Restructuring Document after it has been executed by the Company; and

(d)	without prejudice to the authority conferred on DIFL pursuant to any other paragraph of this Clause 10, each Term Loan Lender hereby irrevocably authorises and instructs, and shall for all purposes be treated as having hereby irrevocably authorised and instructed, DIFL, the Administrative Agent and the Collateral Agent (as applicable) to enter into, execute and deliver (as a deed or otherwise) the Administrative Agent and Collateral Agent Instruction Letter and to take all steps reasonably necessary to comply with their respective obligations under the Administrative Agent and Collateral Agent Instruction Letter and any other Restructuring Document to which they are a party. For the avoidance of doubt, each Term Loan Lender hereby confirms and shall for all purposes be treated as having hereby confirmed each instruction, authorisation, direction and confirmation given on its behalf in the Administrative Agent and Collateral Agent Instruction Letter and as having agreed that each of DIFL, the Administrative Agent and the Collateral Agent shall be entitled to enforce and enjoy the benefit of, and rely upon each term in, this Scheme and the Administrative Agent and Collateral Agent Instruction Letter.

10.2	In consideration of the foregoing authorisations, instructions and undertakings, DIFL hereby agrees that each Term Loan Lender shall be allocated under the Amended and Restated Credit Agreement its respective pro rata share (as described in Clause 10.3 below) of the Term Loan Consideration and affirms its obligation to pay such Term Loan Consideration pursuant to the terms of the Amended and Restated Credit Agreement and each such Term Loan Lender shall receive any cash components of its allocation of Term Loan Consideration on the Scheme Effective Date.

10.3	Each Term Loan Lender’s pro rata share of the Term Loan Consideration shall be calculated based upon the proportion which the amount of such Term Loan Lender’s Scheme Claim represents of the aggregate amount of all Term Loan Lenders’ Scheme Claims as at the Scheme Effective Date.

27

10.4	On the Scheme Effective Date, DIFL shall issue the Term Loan Commitment Payment to any Term Loan Lender that became a party to the Restructuring Support Agreement on or prior to the Commitment Payment Election Deadline (as defined in the Solicitation Statement) and, on the Scheme Effective Date, remains a party to the Restructuring Support Agreement, in addition to its entitlement to Term Loan Consideration, pursuant to the terms of the Amended and Restated Credit Agreement.

10.5	Those DIFL Scheme Creditors who are entitled to the DIFL Secured Debt Work Payment (being the PCG Ad Hoc Group, the DIFL Secured Steering Committee, and Diameter) who have elected under the terms of the Restructuring Support Agreement to receive some or all of their respective agreed proportion of the DIFL Secured Debt Work Payment as New Term Loans shall, in addition to any entitlement to the foregoing, on the Scheme Effective Date, receive their applicable respective portion of the DIFL Secured Debt Work Payment in New Term Loans (which shall be paid as an increase to the principal amount of such Term Loan Lender’s allocation of Term Loans under the Amended and Restated Credit Agreement).

11	THE SCHEME – GENERAL PROVISIONS

11.1	Each of the compromises in the preceding Clauses 7 through 10 shall be deemed to extend to any relevant Guarantees, Guarantors or any relevant Security guaranteeing or securing any Scheme Claims (except to the extent that any Guarantee and/or Security is amended, amended or restated or otherwise deemed or expressed to continue to guarantee and/or secure either the New Secured Notes and/or the New Term Loans pursuant to the Restructuring Documents) and the provisions of Clause 14 shall be deemed to extend to any document required to give effect to any release of any Guarantor, Guarantee or Security or Security provider necessary in order to fully implement the compromises contained herein including, without limitation the cancellation and release of any Guarantor or Security provider’s obligations in respect of the Existing Notes and/or the Term Loans.

11.2	On or as soon as practicable after the Scheme Effective Date, the Companies shall take any action(s) and give any instructions and consents to the Existing Notes Trustee and DTC, as applicable, that may be required of the Companies to ensure that the global notes representing the Existing Notes are cancelled which, for the avoidance of doubt, is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date.

12	HOLDING TRUST ARRANGEMENTS

12.1	From the Scheme Effective Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting as at the Scheme Effective Date of the DHL Shares representing DIFL Subordinated Notes Consideration, DIFL Subordinated Notes Commitment Payment and DIFL Subordinated Notes Work Payment that are payable or attributable to Ineligible Recipients pursuant to the terms of the Scheme.

12.2	At any time during the Holding Period, Ineligible Recipients shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required to make them Eligible Recipients, be entitled to receive DHL Shares together with any dividends or distributions paid on account thereof following the Scheme Effective Date. The Holding Trustee shall transfer the relevant allocation of DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date) to the holder identified in the materials submitted by the DIFL Subordinated Noteholder. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a DIFL Subordinated Noteholder as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Shares.

12.3	If a DIFL Subordinated Noteholder has not become an Eligible Recipient by the expiration of the Holding Period, then each DIFL Scheme Creditor who would otherwise be entitled to any DIFL Subordinated Notes Consideration, DIFL Subordinated Notes Commitment Payment or DIFL Subordinated Notes Work Payment shall be deemed to have irrevocably waived its entitlement to the foregoing (together with any dividends or distributions paid on account thereof following the Scheme Effective Date), and shall be deemed to give the releases set out in Clause 15 in respect of such Scheme Creditor’s Claim or entitlement to any DIFL Subordinated Notes Consideration, DIFL Subordinated Notes Commitment Payment or DIFL Subordinated Notes Work Payment. Upon expiration of the Holding Period, all DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme

28

Effective Date) that were formerly held for the benefit of the relevant DIFL Subordinated Noteholder shall revert to DHL and the Holding Trust shall terminate.

12.4	The Holding Period Trustee shall have the power to appoint an additional or replacement trustee at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the Scheme and the Holding Period Trust Deed.

13	NO RIGHT TO COMMENCE PROCEEDINGS

13.1	From and after the Scheme Effective Date, no person or entity, including, without limitation, the Scheme Creditor Parties shall be entitled to commence, continue, threaten or procure the commencement or continuation of any Proceeding in respect of any Released Claim, whether directly or indirectly, against any of the Released Persons or in respect of any property of any of the Released Persons.

13.2	Nothing in this Clause 13 shall extinguish or otherwise affect any rights or remedies in respect of any Allowed Proceedings.

13.3	Each Company shall be fully entitled to enforce Clause 13.1 severally in its own name, as applicable.

13.4	Without prejudice to the Deed of Release, each Released Person shall be fully entitled to enforce Clause 13.1 in its own name, (whether by way of a Proceeding or by way of defence or estoppel (or similar theory) in any jurisdiction whatsoever) as if it were a party hereto, pursuant to the provisions of the Contracts (Rights of Third Parties) Act 2016 of Bermuda and/or any other applicable law which so permits.

13.5	Each DIFL Scheme Creditor is deemed to acknowledge that if it, or any person claiming through it (including any Scheme Creditor Parties), takes any Proceedings against any Released Persons in breach of Clause 13.1, the Released Person shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the DIFL Scheme Creditor (and/or to the extent applicable, any Scheme Creditor Parties) concerned and any person claiming through it, of any costs, charges or other expenses howsoever incurred by such Released Person as a result of or in connection with taking such Proceedings on a full indemnity basis.

14	INSTRUCTIONS, AUTHORISATIONS AND DIRECTIONS

14.1	Pursuant to the Scheme, each DIFL Scheme Creditor is deemed to provide the instructions, authorisations and directions contained in this clause 14.

14.2	Each DIFL Scheme Creditor in respect of its interest in the Existing Notes hereby irrevocably authorises and instructs DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme.

14.3	On and from the Scheme Effective Date, in consideration of the rights provided to the DIFL Scheme Creditors under the Scheme and notwithstanding any term of any other document, each DIFL Scheme Creditor hereby appoints DIFL in respect of any and all Scheme Claims arising under or in connection with the Existing Notes, any Existing Notes Indenture, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee as its attorney and agent and irrevocably authorises, directs, instructs and empowers DIFL (represented by any authorised representative) to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DIFL Scheme Creditor the Restructuring Documents to which the DIFL Scheme Creditors, or any of them, are named as a party;

(b)	agree on its behalf to any amendments to any such document which are:

(i)	necessary or desirable to give effect to, or reflect the terms of the Scheme;

(ii)	necessary to correct any manifest error;

29

(iii)	minor or technical in nature

and, in each case would not (x) impose any additional obligation on, nor (y) materially, adversely or disproportionately affect the rights of any of the DIFL Scheme Creditors in any manner that is not otherwise contemplated by the Scheme or the Restructuring Documents, nor (z) be inconsistent with the terms of the Scheme; and

(c)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the Scheme, including without limitation to: (i) instruct DTC to debit the Beneficial Interests relating to the Existing Notes from the relevant DTC Participants; (ii) authorise the cancellation of the book entry interests in respect of the Existing Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

14.4	Without prejudice to the Deed of Release, on and from the Scheme Effective Date each DIFL Scheme Creditor for itself and its Scheme Creditor Parties in respect of the Existing Notes, each Existing Notes Indenture, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee and all other related instruments, certificates, agreements and other documents, releases, discharges and exonerates each of the Existing Notes Trustee, the Administrative Agent, the Collateral Agent (including in the case of each of the foregoing its officers, agents, Affiliates, Personnel, attorneys) and each of the Advisors from any Released Claims by the DIFL Scheme Creditors and their Scheme Creditor Parties:

(a)	by reason of any of them acting in accordance with the above authorisation and instruction;

(b)	for the manner of performance of all acts carried out on such instructions save to the extent of its own fraud, gross negligence, wilful misconduct, wilful default or dishonesty; and

(c)	in the case of a DIFL Scheme Creditor, under the Existing Notes Indenture and the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee with effect from the Scheme Effective Date (without prejudice to any rights of the Existing Notes Trustee under any Existing Notes Indenture, the Existing Notes or related documents), in each case whether or not the Companies obtain a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code or another applicable law, legal doctrine or Proceeding concerning cross-border recognition.

14.5	Each DIFL Scheme Creditor (including on behalf of its Scheme Creditor Parties) in respect of the Existing Notes and the Term Loans, hereby acknowledges and agrees that any action taken by either Company in accordance with the Scheme and/or the Restructuring Documents will not constitute a breach of the Existing Notes, the Existing Notes Indentures, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee (or any other agreement or document governing the terms of any Scheme Claim) or the Restructuring Documents and to the extent such agreement is ineffectual or unenforceable, hereby irrevocably waives any such breach.

14.6	The directions, instructions and authorisations granted under this Clause 14 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed and the Companies shall be entitled to delegate the authority granted and conferred by this Clause 14 to any duly authorised officer or agent of theirs as necessary.

15	DIFL SCHEME CREDITOR UNDERTAKINGS AND RELEASES

15.1	Pursuant to the Scheme, each DIFL Scheme Creditor is deemed to provide the undertakings and releases contained in this Clause 15.

15.2	Without prejudice to the Deed of Release, and in consideration for its entitlement to its respective DIFL Scheme Consideration, each DIFL Scheme Creditor, in respect of its respective Scheme Claims, hereby gives the undertakings, releases and waivers in this Clause 15 on behalf of itself and its Scheme Creditor Parties.

30

15.3	Without prejudice to the Deed of Release, and with immediate effect on and from the Scheme Effective Date, each DIFL Scheme Creditor and its Scheme Creditor Parties irrevocably, unconditionally, fully and absolutely:

(a)	waives, discharges and releases all of its rights, title and interest in and to its Scheme Claims (and any Guarantee) in consideration for its entitlement to receive its respective DIFL Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided herein, waives, discharges and releases any Released Claim it may have under or in connection with the Existing Notes Indenture, the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee against any Released Person in relation to any breaches or defaults under the Existing Notes Indenture, the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the Scheme;

(c)	ratifies and confirms everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the Scheme and agrees not to challenge:

(i)	the Holding Trust or the Holding Trust Deed, as the case may be, and the transactions contemplated thereby in each instance (other than any breaches of the Holding Trust Deed by any of the parties thereto);

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated hereby; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme (including, without limitation, the exercise or omission of powers by the Holding Trustee to administer the Scheme Consideration, other than as a result of any breach of the Holding Trust Deed) in good faith by any Released Person.

(d)	waives, releases and discharges each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

(e)	undertakes to each of the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

15.4	Each DIFL Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims on and subject to the terms of this Scheme, and that in furtherance of this intention, the waivers, releases and discharges given in the Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts.

15.5	Nothing in this Clause 15 shall extinguish or otherwise affect the rights and/or remedies of any DIFL Scheme Creditor in respect of:

(a)	any Allowed Proceedings: or

(b)	any Excluded Claim.

31

PART C
IDENTIFICATION OF SCHEME CLAIMS

16	DETERMINATION OF SCHEME CLAIMS

16.1	Each DIFL Noteholder (other than DIFL Subordinated Noteholders) shall have a Scheme Claim equivalent to the principal amount of the relevant series of Existing Notes (including, for the avoidance of doubt, any accrued and capitalised interest with respect to the DIFL Unsecured Notes immediately prior to the Scheme Effective Date) in which it holds a Beneficial Interest (without double counting any Beneficial Interest held through an Intermediary) as of the time immediately prior to the Scheme Effective Date. Each DIFL Subordinated Noteholder shall have a Scheme Claim equivalent to the principal amount of the Existing Subordinated Notes in which it holds a Beneficial Interest (without double counting any Beneficial Interest held through an Intermediary) plus any accrued but unpaid interest thereon as assessed on the Record Date.

16.2	Each Term Loan Lender shall have a Scheme Claim equivalent to the principal amount of its participation as shown in the books and records of the Administrative Agent as of the time immediately prior to the Scheme Effective Date.

17	SALES, ASSIGNMENTS OR TRANSFERS

17.1	Neither the Companies, the Holding Trustee nor the Information Agent shall recognise any sale, assignment or transfer of any Scheme Claim after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meetings.

17.2	All distributions of DIFL Scheme Consideration shall be made to DIFL Scheme Creditors in accordance with Clause 7 through 10 and the instructions contained with the proxies submitted by such DIFL Scheme Creditors irrespective of any sale or assignment of any Scheme Claim after the Record Date. Notwithstanding the foregoing, the Company, the Holding Trustee and/or the Information Agent, may, in their discretion, choose to recognise any assignment or transfer of any Scheme Claim after the Record Date (and shall be entitled to request any documentation to satisfy themselves of the same) for the purposes of distributing Scheme Consideration.

17.3	A transferee of an economic, beneficial or proprietary interest in the Existing Notes or the Term Loans after the Record Date will, be bound by the terms of the Scheme in the event that it becomes effective, and any Existing Notes or Term Loans to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the Scheme.

17.4	If any DIFL Scheme Creditor (the “Transferor”) assigns or transfers any economic, beneficial or proprietary interest in that Transferor’s Scheme Claim after the Record Date such that the transferee or assignee entity becomes a DIFL Scheme Creditor (the “Transferee”) in respect of the interests so transferred, then for the purposes of calculating any rights to Scheme Consideration, or any calculations, as at the Record Date, (A) the Transferor’s Scheme Claim shall be reduced by the amount of the relevant Scheme Claims so transferred or assigned after the Record Date, and (B) the Transferee will be attributed with the Scheme Claims so transferred or assigned.

18	PROVISION OF INFORMATION

To the extent permitted by law (including any pre-existing obligations of confidentiality) DIFL Scheme Creditors (including any DTC Participants and Intermediaries) shall provide the Information Agent and/or the Holding Trustee with all information reasonably requested by either of them in writing.

19	THE INFORMATION AGENT AND THE HOLDING TRUSTEE

Neither the Information Agent nor the Holding Trustee shall be liable for any claim or Liability arising in respect of the performance of its duties as Information Agent or Holding Trustee under the Scheme except where such claim or Liability arises as a result of the relevant party’s own fraud, gross negligence, wilful default, wilful misconduct or dishonesty.

32

PART D
CONDITIONS TO THE SCHEME

20	CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME

20.1	The Scheme shall only become effective following the satisfaction of all of the following conditions:

(a)	the approval of the Scheme (with or without modifications, subject to Clause 24) at the Scheme Meetings by a simple majority in number of each class of the DIFL Scheme Creditors entitled to vote at the Scheme Meetings either in person or by proxy representing at least three fourths in value of the Scheme Claims of the relevant class;

(b)	the sanction of the Scheme (with or without modifications, subject to Clause 24) by the Court;

(c)	adoption by DHL of the Amended Organisational Documents;

(d)	satisfaction of the Change of Control Condition;

(e)	the sanction of the Interconditional Scheme by the Court, and the satisfaction of any conditions to the effectiveness of the Interconditional Scheme;

(f)	entry into each of the Restructuring Documents in a form and substance consistent with the Restructuring Support Agreement and satisfaction of any conditions precedent thereunder;

(g)	entry into the Services Agreement and any other documents with the Supporting Shareholder required pursuant to and in a form and substance consistent with the terms of the Restructuring Support Agreement;

(h)	consummation of the Corporate Reorganisation;

(i)	discharge of any amounts outstanding pursuant to the Bridge Facilities;

(j)	entry of an order by the US Bankruptcy Court pursuant to Chapter 15 of the US Bankruptcy Code, recognising and enforcing the Scheme, with such order not having been reversed, stayed, modified or vacated on appeal;

(k)	payment of all outstanding Professional Fees payable under the Restructuring Support Agreement and (if applicable) the Restructuring Documents;

(l)	payment in full, in cash of the then liquidated Existing Notes Trustee’s Fees and Expenses that have been invoiced to the Company no less than two (2) Business Days prior to the Scheme Effective Date;

(m)	delivery of the DHL Undertaking to the Court;

(n)	the delivery of an office copy of the Sanction Order to the Registrar of Companies for registration; and

(o)	following completion of the final condition to occur of (a) to (n) above, written confirmation from the Company that the Restructuring Support Agreement has not been terminated by any of the parties thereto and remains in full force and effect.

33

PART E
GENERAL SCHEME PROVISIONS

21	TERMINATION OF THE SCHEME

If the Scheme Effective Date does not occur on or before the Longstop Time, the terms of and the obligations on the parties under or pursuant to this Scheme shall lapse and all of the compromises and arrangements provided by this Scheme and any releases granted pursuant to this Scheme shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the DIFL Scheme Creditors (including under the Term Loans, the Existing Notes and the Existing Notes Indentures) shall not be affected and shall be reinstated and remain in full force and effect.

22	SECURITIES LAW CONSIDERATIONS

22.1	No DHL Shares will be registered under the US Securities Act or any state or other securities laws of the United States of America or any other jurisdiction.

22.2	In sanctioning this Scheme, the Court has been apprised of the fact that the Companies will rely on the Court’s approval of this Scheme as the basis for the Section 3(a)(10) exemption under the US Securities Act for the offer, issuance and distribution of the Take-Back Notes and the New Secured Notes to the relevant DIFL Scheme Creditors in exchange for their Scheme Claims.

23	SCHEME COSTS

The Companies shall pay all Scheme Costs and any other costs incurred by the Companies including in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the Scheme Meetings, the costs of any petition to the Court to sanction the Scheme and the fees, costs, charges, expenses and disbursements of all Advisors and the Existing Notes Trustee, which are payable under the Restructuring Support Agreement, and which Scheme Costs shall not be subject to the arrangement and compromises to be effected by the Scheme.

24	MODIFICATIONS OF THE SCHEME

24.1	Either Company may, subject to and in accordance with the terms of the Restructuring Support Agreement, at any hearing to sanction the Scheme, consent on behalf of all DIFL Scheme Creditors to any modification, addition, or waiver of the Scheme or any terms or conditions which the Court may think fit to approve or impose which is necessary or desirable for the implementation of the Scheme, provided that such modification, addition, waiver or term or condition does not directly or indirectly alter, modify or adversely affect the economic treatment or any legal rights or obligations or interests of any DIFL Scheme Creditor, the Holding Trustee or the Existing Notes Trustee, the Administrative Agent, the Collateral Agent or any of them, under the Scheme or any Restructuring Document, or impose any direct or indirect additional obligation on a DIFL Scheme Creditor.

24.2	After the date of the hearing to sanction the Scheme but before the Scheme Effective Date, the terms of the Scheme or any Restructuring Document may, subject to the terms of the Restructuring Support Agreement, be amended, supplemented, or waived only with the consent of the Company and the Majority DIFL Scheme Creditors, provided that such amendment or waiver (i) is only of a technical or non-material nature or to correct a manifest error; and (ii) does not directly alter, modify or adversely affect or indirectly have an adverse effect on the economic treatment or any legal right or obligation of any DIFL Scheme Creditor under the Scheme or any Restructuring Document (unless such DIFL Scheme Creditor consents) or impose any direct or indirect additional obligation on a DIFL Scheme Creditor. After the Scheme Effective Date, any amendments to the documents will be made in accordance with the relevant document’s terms.

24.3	The Company may not designate any document as a Restructuring Document without the consent of the Majority DIFL Scheme Creditors.

34

25	FURTHER ASSURANCE

On and from the Scheme Effective Date to and including forty-five (45) Business Days after the Scheme Effective Date, each DIFL Scheme Creditor undertakes to the Company and its directors, officers and other duly appointed representatives, to provide such further assistance (at the cost of the Companies) as may be reasonably required and reasonably necessary by the Companies or a DIFL Scheme Creditor (as applicable) to implement this Scheme and the Restructuring provided that:

(a)	such actions are consistent with the Scheme, the Restructuring Support Agreement and the Restructuring Documents; and

(b)	in each case the Companies or the DIFL Scheme Creditor (as applicable) must notify and consult in good faith, with (to the extent the DIFL Scheme Creditor or the Company (as applicable) responds to the notice) the relevant DIFL Scheme Creditor or the Company (as applicable) at least three (3) Business Days prior to the date on which any steps are required to be taken by the relevant DIFL Scheme Creditor or the Company (as applicable) in accordance with this Clause 25.

26	NOTICES

26.1	Any notice or other written communication to be given under or in relation to the Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, with a copy sent by electronic mail to:

(a)	in the case of the Companies

Digicel Intermediate Holdings Limited/Digicel International Finance Limited

Clarendon House 2 Church Street

Hamilton, HM 11 Bermuda

Attn:    Jarleth Burke
Email:    Jarleth.Burke@digicelgroup.com

with a copy to (which shall not constitute notice):

Conyers Dill & Pearman Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attn:   Christian Luthi

Rhys Williams

Edward Rance

Email:   christian.luthi@conyers.com

rhys.williams@conyers.com

edward.rance@conyers.com

-and-

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn:   Timothy Graulich

Darren Klein

Email:   timothy.graulich@davispolk.com

darren.klein@davispolk.com

(b)	in the case of a DIFL Scheme Creditor, its last known address known to the Company, provided that all deliveries of notices required to be made by the Scheme shall be effective by posting the same in pre-paid envelopes addressed to the DIFL Scheme Creditors or, if so directed by the DIFL Scheme Creditors, to the relevant DTC Participant for the persons respectively entitled thereto at the addresses appearing in the records of DTC or to such other addresses (if any) as such persons may respectively direct in writing; or

35

(c)	In the case of the DIFL Secured Ad Hoc Group:

Paul Hastings LLP

200 Park Ave

New York, New York 101662

Attn:   Sayan Bhattacharyya

Daniel Fliman

Daniel Ginsberg

Email:   sayanbhattacharyya@paulhastings.com

danfliman@paulhastings.com

danielginsberg@paulhastings.com

(d)	In the case of the PCG Ad Hoc Group

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attn:   Andrew N. Rosenberg

Elizabeth McColm

Brian Bolin

Email:   arosenberg@paulweiss.com

emccolm@paulweiss.com

bbolin@paulweiss.com

with a copy to:

Akin Gump LLP

Eighth Floor, 10 Bishops Square

London, E1 6EG

Attn:    James Terry

Emma Simmonds

Email:   akin-digicel@akingump.com

(e)	In the case of the Existing Notes Trustee:

Deutsche Bank Trust Company Americas, as Indenture Trustee

Trust and Agency Services

1 Columbus Circle, 17th Floor

Mail Stop: NYC01-1710

New York, New York 10019

Attn:    Corporates Team_Digicel Group

Email:   rodney.gaughan@db.com

sebastian-a.hidalgo@db.com

with a copy to: (which shall not constitute notice):

Moses & Singer LLP

405 Lexington Avenue

New York, New York 10174

Attn:    Alan Gamza

Kent Kolbig

Email:   agamza@mosessinger.com

kkolbig@mosessinger.com

36

(f)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme.

26.2	In addition, any notice or other written communication under or in relation to the Scheme to be given to the DIFL Noteholders (and any of their Intermediaries) shall be deemed to have been duly given if sent by electronic means through DTC.

26.3	Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the fifth Business Day after posting; and

(c)	if distributed electronically through DTC, on the fifth Business Day after such distribution.

26.4	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

26.5	The accidental omission to send any notice, written communication or other document in accordance with this Clause 26 or the non-receipt of any such notice by any DIFL Scheme Creditor, shall not affect any of the provisions of the Scheme or the effectiveness thereof.

27	CONFLICT AND INCONSISTENCY

In the case of a conflict or inconsistency between the terms of the Scheme and the terms of the Explanatory Statement, the terms of the Scheme will prevail.

28	SEVERABILITY

If at any time, any provision of the Scheme is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision of the Scheme under the law of that jurisdiction will in any way be affected or impaired thereby.

29	ANNOUNCEMENTS

The Companies shall not, and shall procure that no member of the Group will, make any public announcement regarding the Scheme which names any DIFL Scheme Creditor (or from which the identity of a DIFL Scheme Creditor can be discerned) unless the contents of that announcement have been agreed in writing by such DIFL Scheme Creditor prior to the publication of that announcement.

30	GOVERNING LAW AND JURISDICTION

Without prejudice to the choice of law provisions in the Existing Notes Indentures with respect to the rights and obligations of the Existing Notes Trustee thereunder, the Scheme shall be governed by, and construed in accordance with, the laws of Bermuda. The Company, the Existing Notes Trustee, the Holding Trustee, the Information Agent and each of the DIFL Scheme Creditors agree that, to the fullest extent permitted by applicable law, any dispute between them shall be determined by the Court.

31	ALLOCATION

For U.S. federal income tax purposes, the DIFL Subordinated Notes Consideration distributed to DIFL Subordinated Noteholders pursuant to Clause 7 shall be allocated first to the principal amount of the DIFL Subordinated Notes (as determined for U.S. federal income tax purposes), with any excess allocated to accrued but unpaid interest on the DIFL Subordinated Notes, if any, as at the Record Date.

32	LIMITATIONS OF LIABILITY

Except as expressly provided herein, nothing in this Scheme constitutes a person a trustee, agent or fiduciary of any other person.

37

Exhibit A—DL Notes Election Form

CUSIP Nos.	ISIN Nos.	Outstanding Principal Amount(1)	Title of Security
25380QAH2 (144A) / G27649AG0 (Reg S)	US25380QAH20 (144A) / USG27649AG04 (Reg S)	$925,000,000	6.750% Senior Notes due 2023 issued by Digicel Limited (the “Existing DL Notes”)

(1)       As of the date of the Solicitation Statement.

EXISTING DL NOTES ELECTION FORM

This election form relating to the Existing DL Notes (the “DL Notes Election Form”) is subject to the conditions set forth in the solicitation statement to which this DL Notes Election Form is attached (as it may be amended or supplemented from time to time, the “Solicitation Statement”). Capitalized terms used and not defined herein shall have the meanings given to them in the Solicitation Statement.

As described in the Solicitation Statement, each holder that delivers its Existing DL Notes in accordance with the required election procedures described in this DL Notes Election Form for making one of the elections described below (each, an “Election”) and arranging for the timely delivery of its Proxy through the submission of the Nominee Instruction Form (as defined below) to the Information and Tabulation Agent will be eligible to (a) receive the Commitment Payment in the DL Scheme and (b) if such holder makes the Subscription Election by electing Option 1, Option 2, Option 3 or Option 4 below, participate in the subscription for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares in the DL Scheme, subject to the required payment of the Subscription Price and submission of the New Money Qualifying Letter attached as Exhibit C hereto.

Holders of Existing DL Notes may elect one of the six options below; provided, however, that only holders who are able to (i) make one of the certifications contained in the New Money Qualifying Letter and (ii) complete and return such letter in accordance with the instructions therein may elect Option 1 through Option 4:

(i).	Option 1: make the combined (a) Commitment Payment Election to receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Voting Exit Preferred Shares and Voting DHL Common Shares;

(ii).	Option 2: make the combined (a) Commitment Payment Election to receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Voting Exit Preferred Shares and Non-Voting DHL Common Shares;

(iii).	Option 3: make the combined (a) Commitment Payment Election to receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Non-Voting Exit Preferred Shares and Voting DHL Common Shares;

(iv).	Option 4: make the combined (a) Commitment Payment Election to receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares;

(v).	Option 5: make the Commitment Payment Election to receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration; or

(vi).	Option 6: make the Commitment Payment Election to receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration.

Holders that make the Commitment Payment Election and, if applicable, the Subscription Election will be entitled to the following in the DL Scheme:

Existing DL Notes
CUSIP Nos. ISIN Nos.	Commitment Payment for each $1,000 principal amount of Existing DL Notes	Scheme Consideration	Subscription Terms (only if the holder makes the Subscription Election by electing Option 1, Option 2, Option 3 or Option 4)
25380QAH2 (144A) / G27649AG0 (Reg S) US25380QAH20 (144A) / USG27649AG04 (Reg S)	Option 1: 0.0000025% of Voting DHL Common Shares

Option 1: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Voting DHL Common Shares, as further described in the Solicitation Statement

Option 1 or Option 2: A New Money Participant that is not a Defaulting Holder will receive (a) Voting Exit Preferred Shares equal to such holder’s Pro Rata Portion of the Exit Preferred Shares Offering Amount; and (b) DHL Common Shares equal to such holder’s Pro Rata Portion of the Subscription DHL Common Shares, split between Voting DHL Common Shares and Non-Voting DHL Common Shares based on the Existing DL Notes electing Option 1 and Option 2, respectively.
Option 2: 0.0000025% of Non-Voting DHL Common Shares

Option 2: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Non-Voting DHL Common Shares, as further described in the Solicitation Statement

Option 3: 0.0000025% of Voting DHL Common Shares

Option 3: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Voting DHL Common Shares, as further described in the Solicitation Statement

Option 3 or Option 4: A New Money Participant that is not a Defaulting Holder will receive (a) Non-Voting Exit Preferred Shares equal to such holder’s Pro Rata Portion of the Exit Preferred Shares Offering Amount; and (b)  DHL Common Shares equal to such holder’s Pro Rata Portion of the Subscription DHL Common Shares, split between Voting DHL Common Shares and Non-Voting DHL Common Shares based on the Existing DL Notes electing Option 3 and Option 4, respectively.

TO MAKE A VALID ELECTION INTO OPTION 1 THROUGH OPTION 4, A NEW MONEY QUALIFYING LETTER MUST BE COMPLETED AND RETURNED AS DIRECTED IN EXHIBIT C HERETO.

FUNDING REQUIREMENT FOR OPTION 1 THROUGH OPTION 4: At least 15 business days prior to the Closing Date (the “Funding Notice Date”), the Information and Tabulation Agent will deliver a Funding Notice to the DTC Participant of each New Money Participant stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. In order to receive the Exit Preferred Shares and the Subscription DHL Common Shares, New Money Participants must, pursuant to the Funding Notice, deliver to the Information and Tabulation Agent cash via wire transfer in an amount equal to the Subscription Price by the Funding Deadline, as described below.

Option 4: 0.0000025% of Non-Voting DHL Common Shares

Option 4: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Non-Voting DHL Common Shares, as further described in the Solicitation Statement

Option 5: 0.0000025% of Voting DHL Common Shares

Option 5: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Voting DHL Common Shares, as further described in the Solicitation Statement

Option 5: No Subscription Election
Option 6: 0.0000025% of Non-Voting DHL Common Shares

Option 6: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Non-Voting DHL Common Shares, as further described in the Solicitation Statement

Option 6: No Subscription Election

To make an Election, the holder must cause its commercial bank, bank, broker, dealer, trust company or other nominee holding its Existing DL Notes (the “DTC Participant”) to deliver the Existing DL Notes via ATOP by 5:00 p.m., New York City Time, on September 6, 2023 (the “Commitment Payment Election Deadline”), and the DTC Participant that delivered the Existing DL Notes via ATOP must deliver the completed Nominee Instruction Form attached as Exhibit A hereto (the “Nominee Instruction Form”) to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. In addition, holders making the Subscription Election by electing Option 1, Option 2, Option 3 or Option 4 must deliver the completed New Money Qualifying Letter attached as Exhibit C hereto (the “New Money Qualifying Letter”) to the Information and Tabulation Agent. Holders who do not submit the New Money Qualifying Letter will automatically be deemed to have elected Option 5, with respect to any election of Option 1 or Option 3, or deemed to have elected Option 6, with respect to any election of Option 2 or Option 4, with respect to all of their tendered Existing DL Notes.

Please note that the DHL Common Shares and the Exit Preferred Shares will not be eligible for distribution through DTC and will instead be issued in book-entry form on the share register of DHL. In order to receive the DHL Common Shares and the Exit Preferred Shares in the DL Scheme, each holder of Existing DL Notes must complete and submit an Equity Registration Form attached as Exhibit B hereto, as further described in the Solicitation Statement under “Book Entry, Delivery and Form—The New Shares.” Holders may complete the Equity Registration Form online or obtain a PDF copy by following the link at https://epiqworkflow.com/cases/DLRegister.

In addition, any holder of Existing DL Notes making the combined Commitment Payment Election and Subscription Election by electing Option 1, Option 2, Option 3 or Option 4 (such holders, the “New Money Participants”) must deliver to the Information and Tabulation Agent by the Funding Deadline cash via wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount. “Pro Rata Portion” means, for any New Money Participant, (x) the aggregate principal amount of Existing DL Notes delivered by such New Money Participant via ATOP and for which such new Money Participant has elected Option 1, Option 2, Option 3 or Option 4 divided by (y) $1,175,002,707. For the avoidance of doubt, holders that make the Subscription Election are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares.

On the Funding Notice Date, the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant the Funding Notice stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. Each New Money Participant is responsible for ensuring that it or its commercial bank, broker, dealer, trust company or other nominee that wires the Subscription Price to the Information and Tabulation Agent includes the relevant Voluntary Offer Instruction (“VOI”) number (or Euroclear or Clearstream reference number) related to the ATOP delivery of such holder’s Existing DL Notes in a memo field in such wire so that the Information and Tabulation Agent may identify the holder submitting payment. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline (such holder, a “Defaulting Holder”) will not receive any Exit Preferred Shares or Subscription DHL Common Shares in the DL Scheme. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder.

As described in the Solicitation Statement, holders may vote for or against the DL Scheme without making an Election by completing and submitting the form of ballot for the DL Scheme that will be included at the time that the explanatory statement for the DL Scheme is distributed prior to the Voting Deadline and arranging with their nominee to block such Existing DL Notes from trading until the Voting Deadline. Holders that vote by Ballot will not be eligible to receive the Commitment Payment or subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares.

Holders that wish to make an Election must provide this completed DL Notes Election Form to their DTC Participant or follow other instructions required by their DTC Participant with sufficient time to allow such DTC Participant to deliver the Existing DL Notes via ATOP before the applicable Commitment Payment Election Deadline. The Commitment Payment Election Deadline is September 6 at 5:00 p.m. New York City Time, unless extended. Each DTC Participant will determine the time by which it must receive any election instruction from a holder. Once submitted into ATOP, the Existing DL Notes cannot be transferred, and once the Commitment Payment Election Deadline has occurred, may not be withdrawn except as provided below.

Starting on the Withdrawal Date (defined below) and ending on the Withdrawal Deadline (defined below) the Existing DL Notes may be withdrawn from ATOP. However, any holder that withdraws its Existing DL Notes after the Withdrawal Date will, with respect to all Existing DL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election, (ii) withdrawn any Subscription Election and (iii) relinquished all rights associated any prior elections. Such holders that withdraw their Existing DL Notes from ATOP would therefore no longer be eligible to receive the Commitment Payment, any Exit Preferred Shares or any Subscription DHL Common Shares in the DL Scheme, and would receive only the applicable Scheme Consideration in the DL Scheme.

•	The “Withdrawal Date” will be the start of the period during which withdrawals are permitted and will be set and announced promptly after the Scheme Meetings, which is expected to be on or about November 2, 2023 (approximately 8 weeks after the Commitment Payment Election Deadline). See “Important Times and Dates” in the Solicitation Statement. Announcement of the Withdrawal Date will be made to DTC and on the Scheme website promptly after the Scheme Meetings.

•	The “Withdrawal Deadline” will be the end of the period during which withdrawals are permitted, and will be approximately 20 business days prior to the anticipated Closing Date. The Withdrawal Deadline will be set and announced approximately 25 days prior to the anticipated Closing Date. Announcement of the Withdrawal Deadline will be made to DTC and on the Scheme website.

By returning this DL Notes Election Form to your DTC Participant or otherwise following that DTC Participant’s instructions for making an Election, you are requesting the DTC Participant to (i) deliver your Existing DL Notes via ATOP, (ii) make the appropriate Election with respect to such Existing DL Notes delivered via ATOP and (iii) automatically submit the Nominee Instruction Form to the Information and Tabulation Agent. Please allow sufficient time for your DTC Participant to act prior to the Commitment Payment Election Deadline.

CUSIP/ISIN for Existing DL Notes	Principal Amount Making the Option 1 Election*	Principal Amount Making the Option 2 Election*	Principal Amount Making the Option 3 Election*	Principal Amount Making the Option 4 Election*	Principal Amount Making the Option 5 Election*	Principal Amount Making the Option 6 Election*
25380QAH2 / US25380QAH20
G27649AG0 / USG27649AG04

Existing DL Notes Election:

☐	Option 1: Combined (a) Commitment Payment Election to Receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to Subscribe for Voting Exit Preferred Shares and Voting DHL Common Shares – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 2: Combined (a) Commitment Payment Election to Receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b)

Subscription Election to Subscribe for Voting Exit Preferred Shares and Non-Voting DHL Common Shares– Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 3: Combined (a) Commitment Payment Election to Receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to Subscribe for Non-Voting Exit Preferred Shares and Voting DHL Common Shares – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 4: Combined (a) Commitment Payment Election to Receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to Subscribe for Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares– Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 5: Commitment Payment Election to Receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline.

☐	Option 6: Commitment Payment Election to Receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline.

*The Existing DL Notes Elections must be made with respect to all Existing DL Notes held by you, but you may allocate your Existing DL Notes among any of the six options. Submissions may only be made in the minimum denomination of $200,000 and integral multiples of $1,000 in excess thereof.

Date: _____________________________________________________________

Holder: ____________________________________________________________

Authorized Signature: _________________________________________________

Name of Signatory: ___________________________________________________

Title: _____________________________________________________________

Address: ___________________________________________________________

Telephone Number: __________________________________________________

Email: ____________________________________________________________

Exhibit A

AGENT/ ATTORNEY-IN-FACT AND PROXY NOMINEE INSTRUCTION FORM

Must be completed and submitted by the DTC Participant by 5:00 p.m. New York City Time on the business day following the Commitment Payment Election Deadline.

As detailed in the Solicitation Statement dated August 21, 2023 (as the same may be amended or supplemented, the “Solicitation Statement”) and the DL Notes Election Form, by making the Commitment Payment Election and delivering their Existing DL Notes via ATOP, holders of such Existing DL Notes automatically and unconditionally deliver instructions for Epiq Corporate Restructuring, LLC (or its designee or affiliate) (the “Information and Tabulation Agent”), effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such Existing DL Notes indicated below solely for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause such Existing DL Notes to be assigned, transferred and exchanged, and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required attending, a meeting and voting on behalf of such delivered Existing DL Notes) of the Scheme with respect to such Existing DL Notes (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing Notes that is a party to the RSA (as defined in the Solicitation Statement) shall automatically be deemed to be revoked upon the termination of the RSA. As required by the Solicitation Statement, such Proxy must be automatically delivered to the Information and Tabulation Agent by the commercial bank, broker, dealer, trust company or other nominee of the holders using this Nominee Instruction Form. For the avoidance of doubt, in connection with a delivery of Existing DL Notes via ATOP by a holder, the submission of the ATOP instruction without the submission by such holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Proxy. In order for a delivery of Existing DL Notes via ATOP to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Proxies (as defined above and in the Solicitation Statement) are hereby relayed to the Information and Tabulation Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Proxy shall automatically be deemed to be revoked in the event the corresponding delivery of Existing DL Notes via ATOP is validly withdrawn:

(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

This Nominee Instruction Form must be emailed to the Information and Tabulation Agent at the email address set forth below by 5:00 p.m., New York City Time on the business day following the Commitment Payment Election Deadline:

Email to: Tabulation@epiqglobal.com (with a reference to “Digicel Nominee Instruction Form” in the subject line).

DTC Participant Name: _____________________________ DTC Participant Number: ______________

Contact Name: _____________________________________ Telephone: _________________________

Contact Email Address: _________________________________________________________________

Exhibit B

EQUITY REGISTRATION FORM

For use by holders in respect of
6.750% Senior Notes due 2023 (the “Existing DL Notes”)
issued by

DIGICEL LIMITED

ISIN: US25380QAH20 (144A) / USG27649AG04 (Reg S)
CUSIP: 25380QAH2 (144A) / G27649AG0 (Reg S)

As set forth in the solicitation statement for schemes of arrangement (as amended from time to time, the “Solicitation Statement”) dated as of August 21, 2023 to which this Equity Registration Form (the “Form”) relates, we are soliciting proxies from holders of the Existing DL Notes to unconditionally deliver instructions for the Information and Tabulation Agent, effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such Existing DL Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such Existing DL Notes to be assigned, transferred and exchanged, and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf the Existing DL Notes) of the DL Scheme (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing DL Notes that is a party to the RSA (as defined in the Solicitation Statement) shall automatically be deemed to be revoked upon the termination of the RSA. In addition, pursuant to the DL Scheme, DHL is offering holders the opportunity to subscribe for DHL Common Shares and convertible preferred shares (the “Exit Preferred Shares” and together with DHL Common Shares, the “New Securities”), each to be issued by DHL.

Capitalized terms used but not defined herein shall have the meanings given to them in the Solicitation Statement.

If the DL Scheme becomes effective in accordance with its terms, all Existing DL Notes will be exchanged for DHL Common Shares, which will be issued in registered form promptly after all conditions to the distribution of consideration under the DL Scheme are satisfied.

Holders of the Existing DL Notes are required to complete Part 1 of this Form in order to receive their New Securities in the Scheme. In addition, a holder that, together with its affiliates and controlling persons, will own 10% of the voting rights attaching to the or more of the outstanding New Securities after consummation of the Tender Offer or the Scheme, as applicable, must satisfy the Beneficial Ownership Condition (as defined below) in order to receive its New Securities.

This is NOT a letter of transmittal. Holders should submit their Proxy in respect of the Existing DL Notes following the procedures described in the Solicitation Statement and the DL Notes Election Form.

HOLDERS ENTITLED TO THE NEW SECURITIES PURSUANT TO THE DL SCHEME WHO DO NOT SUBMIT A VALID FORM WILL NOT RECEIVE THE NEW SECURITIES TO WHICH THEY ARE ENTITLED.

Until a valid Form is received, a holder’s New Securities will be held in the Holding Trust by a Holding Trustee. This Holding Trust will terminate 18 months after the effective date of the DL Scheme (subject to any extension of the Holding Trust at the sole discretion of DHL). Upon termination of the Holding Trust, a holder that has not yet submitted a valid Form (or has not submitted an alternative notification deemed to be acceptable in the sole discretion of DHL) will no longer be entitled to any New Securities, and such securities will revert to DHL. Holders should therefore complete and submit this Form online as soon as practicable in accordance with the directions below.1

SPECIAL NOTICE TO THOSE HOLDERS WHO WILL HOLD 10% OR MORE OF THE VOTING RIGHTS ATTACHING TO THE NEW SECURITIES

Under Bermuda law, a holder who (together with its affiliates and controlling persons) would, assuming the consummation of the Reorganization Transactions, own or control 10% or more of the voting rights attaching to the New Securities is required to provide “know-your-customer”/customer due diligence information to satisfy the anti-money-laundering obligations imposed by the Bermuda Governmental Authorities (“KYC Requirements”). This is referred to as the “Beneficial Ownership Condition” and is satisfied by the holder providing the necessary information to Conyers Corporate Services (Bermuda) Limited.

The anticipated share capital of DHL upon closing of the Reorganization Transactions is expected to be allocated between 42.4 million DHL Common Shares with 69.75% of the voting rights and 1.2 million Exit Preferred Shares with 30.25% of the voting rights on an as-converted basis, assuming all shares of DHL Common Shares and Exit Preferred Shares are comprised of Voting DHL Common Shares and Exit Preferred Shares, respectively.

Holders who are subject to the Beneficial Ownership Condition should refer to Part 2 of this Form, which summarizes the materials that will need to be submitted in respect of the entity that is nominated as their registered holder of the New Securities in Part 1 of this Form. It should be noted that KYC Requirements may vary depending upon a particular holding structure and that the submission of the materials indicated in Part 2 of this Form may not automatically lead to the satisfaction of the Beneficial Ownership Condition. Conyers Corporate (Services) Limited reserves the right to require additional information that in its discretion is necessary to satisfy the Beneficial Ownership Condition. DHL’s counsel will assist any holder subject to the Beneficial Ownership Condition in satisfying the Beneficial Ownership Condition. Such holders should separately submit their KYC Requirements as soon as practicable to digicel.equity@conyers.com with a copy of the completed Form.

1 Only electronic submission will be accepted.

PART 1

DETAIL OF HOLDINGS

Existing DL Notes

Name of Holder:
Principal value of Existing DL Notes Held:	$
ATOP VOI Number(s):[2]

REGISTERED HOLDER FOR DHL COMMON SHARES

Name of Registered Holder:
Address of Registered Holder:

Contact Email for Service of Notices:

2 Holders who are participating in the ATOP Election process should request the VOI Number(s) from the bank or brokerage firm that tendered their Notes. Holders who are not participating in the ATOP Election process must wait until the Scheme has become effective in order to complete their Form.

REGISTERED HOLDER FOR EXIT PREFERRED SHARES (ONLY APPLICABLE IF THE HOLDER MADE THE SUBSCRIPTION ELECTION)

Name of Registered Holder:
Address of Registered Holder:

Contact Email for Service of Notices:

Representations and Warranties: By submitting this Form, you are deemed to make the representations and warranties that follow on behalf of the holder identified above.

Directions for submitting this Form: Please submit this Form by following the link at https://epiqworkflow.com/cases/DLRegister. Questions regarding the submission of this Form may be directed to Tabulation@epiqglobal.com (please include “DL Registration” in the subject line).

REPRESENTATIONS AND WARRANTIES

Each holder that submits, delivers or procures the delivery of this Form represents, warrants and undertakes to each of Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, Conyers Corporate Services (Bermuda) Limited (in its capacity as corporate secretary to DHL) and the Information and Tabulation Agent that:

1.	all information provided on this Form or in connection with this Form is true, accurate and correct in all material respects;

2.	it is lawful for the holder to participate in the DL Scheme and for the holder or its designated registered holder to receive the New Securities and such receipt is not prohibited under the laws or regulations of any jurisdiction applicable to the holder or its designated registered holder, and the holder or its designated registered holder’s acceptance of the New Securities would not, or would not be likely to result in DL, DHL, DIHL or DIFL being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where such holder or its designated registered holder is a citizen or subject to the laws of or in which the holder or its designated registered holder is domiciled or resident;

3.	it is assuming all of the risks inherent participating in the DL Scheme and receiving the New Securities and has undertaken all the appropriate analysis of the implications thereof without relying on DL, DHL, DIHL, DIFL or the Information and Tabulation Agent;

4.	the Existing DL Notes are held by it (directly or indirectly) or on its behalf via DTC, and that the holder will use all reasonable endeavours to ensure that such notes will continue to be so held up to and including the effective date of the DL Scheme;

5.	by instructing DTC, it will be deemed to have authorized DTC to provide details concerning its identity, the Existing DL Notes which are the subject of this Form delivered on its behalf and its applicable account details to the relevant Company and the Information and Tabulation Agent and their respective legal and financial advisers at the time this Form is submitted;

6.	neither the Information and Tabulation Agent, Conyers Corporate Services (Bermuda) Limited nor any of their respective affiliates, directors, officers or employees has made any recommendation to that holder, and that it has made its own decision with regard to tendering based on any legal, tax or financial advice that it has deemed necessary to seek;

7.	all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings shall be binding on the successors and assigns of that holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of that holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of that holder; and

8.	no information has been provided to it by DL, DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda) Limited, the Information and Tabulation Agent or any of their respective affiliates, directors, officers, advisers or employees with regard to the tax consequences to that holder, and that it is solely liable for any taxes or similar payments imposed on it under the laws of any applicable jurisdiction as a result of receiving the New Securities in the DL Scheme and that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against DL, DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda)

Limited, the Information and Tabulation Agent or any of their respective affiliates, directors, officers, advisers or employees in respect of such taxes or similar payments).

KYC Requirements – Digicel Equity Registration Form

CONYERS

conyers.com

© Conyers 2020. This Slide Presentation Contains Proprietary and/or Confidential Information. conyers.com KYC Requirements – Digicel Equity Registration Form

© Conyers 2020. Confidential. Outline Requirements • For each proposed registered holder of DHL e quity please provide: • Structure chart showing (1) Digicel Holdings (Bermuda) Limited (“ DHL ”) ; (2) your proposed Registered Holder (a “ Holder ”) of DHL (and its approximately DHL e quity ownership); (3) all owners of the Holder that would on a “look through” basis beneficially own 10% or more of DHL. • i.e. if a Holder is the direct registered owner of 25% of DHL, then a shareholder/owner of a Holder is only required to be shown on a structure chart if such shareholder/owner is the owner of more than 40% (0.1/0.25) of the Holder. • Each entity on the structure chart (other than DHL) must submit CDD documents as specified on the following pages, depending upon whether that entity is a corporation, partnership, individual etc. • Bermuda law requires a “warm body” to be identified even where there is no individual owning more than 10%. In these cases (i.e. where a Holder and its shareholders have no individuals that ultimately own 10% or more of DHL on a “look through basis”), then a senior manager/director should be identified in an upper tier entity, and the CDD submitted for this senior manager/director as if they were an “individual verification subject”. 2

Table of Contents Click on headings below to view each page Example Structure Chart for CDD Collection Publicly Listed AML/ATF Regulated Financial Institution Individual Verification Subjects Company Partnership Trust Foundation State / Government Owned Enterprise Certification Requirements (Structure Charts) Certification Requirements (Other CDD) 3

Individual UBO 10% or more
Ultimate Beneficial Owner (Company – Not Publicly Listed or Regulated)
(CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO(s) over 10%).
Ultimate Beneficial Owner (Individual)
60% (30% via indirect ownership of the shareholding)
Ultimate Beneficial Owner (Individual)
20% (10% via indirect ownership of the shareholding)
20% (10% via indirect ownership of the shareholding)
LEGEND
Collect CDD
CDD Not Required
Specific CDD Required
Percentage of ownership should be clearly labeled
Ultimate Beneficial Owner (Individual)
Ultimate Beneficial Owner (Individual)
Registered Shareholder (Company)
(Name, Address and Certificate of Compliance / Good Standing)
50% (15% via indirect ownership of the shareholding)
Registered Shareholder 2 (Company – Not Publicly Listed or Regulated)
50% (15% via indirect ownership of the shareholding)
15% via indirect ownership of the shareholding (0.5 x 0.3 = 0.15)
100%
Registered Shareholder 1 (Company – Not Publicly Listed or Regulated)
30%
50%
Digicel Holdings (Bermuda) Limited
Registered Shareholder 3 (Individual)
20%

4
© Conyers 2020. Confidential.

CONYERS

© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company NOT ultimately owned by a Publicly Listed Entity or AML/ATF Regulated Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 Digicel Holdings (Bermuda) Limited Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) Registered Shareholder 2 (Company – Not Publicly Listed or Regulated ) Registered Shareholder 3 (Individual) Registered Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual ) Ultimate Beneficial Owner ( Individual ) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Company – Not Publicly Listed or Regulated ) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO (s) over 10%). LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required 15% via indirect ownership of the shareholding (0.5 x 0.3 = 0.15) Specific CDD Required 2 0% 30% 50% (15% via indirect ownership of the shareholding) 50% (15% via indirect ownership of the shareholding) 50% 100% 2 0% ( 10% via indirect ownership of the shareholding) 2 0% ( 10 % via indirect ownership of the shareholding) 60% ( 30% via indirect ownership of the shareholding) *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. Individual UBO 10% or more 4

© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by a Publicly Listed Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Entity Registered Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing) Entity Intermediate Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner – Publically Listed Entity ( Simplified Due Diligence may be applicable – refer to Publicly Listed Slide ) LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required Specific CDD Required 100% 100% 100% * Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 5

© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by an AML/ATF regulated entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Registered Shareholder 3 (Individual) ( Name and Address via Application Form ) Intermediate Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing ) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (AML/ATF Regulated Entity) ( Simplified Due Diligence may be applicable if Low /Medium risk – refer to AML/ATF RFI Slide ) LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required Specific CDD Required Registered Shareholder 2 (Company – Not Publicly Listed or Regulated ) Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) ( Name, Address and Certificate of Compliance / Good Standing) Intermediate Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing ) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO (s) over 10%). (CEO or equivalent can be from Immediate Shareholder or Proposed Bermuda Client) 100% 100% 10% 5% 8 5% 100% 100% *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 6

Publicly Listed Or Majority Owned Subsidiaries – i.e. greater than 50% voting rights Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Whether and where listed on a Stock Exchange Evidence of listing (Proof of listing from respective Stock Exchange) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business AND Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website MAJORITY OWNED SUBSIDIARIES OF LISTED PUBLICLY COMPANIES - IN ADDITION TO THE ABOVE Evidence of Current Existence Audited Annual Report OR Registry Search OR Certificate of Good Standing Evidence of Ownership by Public Company Organizational/Structure Chart OR Audited Annual Report OR Open Source Intelligence Research (e.g. MarketScreener) 7

AML/ATF Regulated Financial Institutions (Unlisted) Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website) Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website Examples of AML/ATF Regulated Financial Institutions (Unlisted): • Entities regulated by the U.S. Securities & Exchange Commission https://adviserinfo.sec.gov / • Entities regulated by the U.K. Financial Conduct Authority https://register.fca.org.uk/s / 8

Individual Verification Subjects: Regulatory Requirement Customer Due Diligence (CDD) Documentation to be collected (should be certified if provided by the client) Proof of Identification (Full Name, Date of Birth and Photograph) (Must also contain Date of Issue and Expiry) Passport OR National Identity Card Proof of Address (PO Box Addresses are not accepted). Utility Bill (within last 6 months) OR Bank Statement (within last 6 months) OR Credit Card Statement (within last 6 months) OR Cell Phone Bill (within last 6 months) Personal Declaration Form (PD) To be completed by all individual verification subjects Please note that Personal Declaration Forms are only valid for three (3) years Source of Wealth Declaration (Applicable only to UBOs / Asset Contributors / Settlors) Completed Source of Wealth Declaration should be provided 9

Company (Immediate Shareholder / UBO) with a 10% or more interest in proposed Bermuda Company Not Publicly Listed or Regulated Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect on direct/indirect shareholder(s) of the proposed Bermuda Company or intermediaries with a 10% or more interest (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Certificate of Incorporation / Formation / Registration or equivalent OR Memorandum of Association OR Bye - Laws / Articles of Association Date and Place of Incorporation, Registration or Establishment Certificate of Incorporation / Registration / Formation Registered Office Address (and Mailing Address if different) Articles of Association / Bye - Laws OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House ) OR Notice of Registered Office (Form 13) (applicable to Bermuda companies only) Address of the Principal Place of Business Registration Document OR Confirmation in writing from client; (letter or e - mail) OR Open Source Intelligence Research (i.e. Bloomberg, Reuters or Company Website) Official Identification Number (if applicable) Certificate of Incorporation / Formation / Registration or equivalent OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House) Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) Legal Form, Nature and Purpose Certificate of Incorporation (to show Legal Form) AND Certificate of Good Standing / Compliance / Registry Search showing that the Company is active AND Memorandum of Association OR Bye - Laws / Articles of Association OR Information from client on nature and purpose of its business Control and Ownership Organizational Structure Chart (must include all UBOs (Individual / Entity) holding a 10% or more (direct or indirect) intere st in Bermuda company; and must include the proposed Bermuda Company name; its shareholder(s) and percentages of ownership; Register of Directors and Officers (can be obtained from Company website and/or Audited Annual Report where applicable) AND Register of Members (Share Registry) (can be obtained from Company website and/or Audited Annual Report where applicable) Individual CDD of the CEO / or equivalent (if not the Individual UBO) AND Individual CDD on Individual UBO (with an interest of 10% or more (direct or indirect) ) Nature of Business Information from client on nature and purpose of its business 10

Partnership Shareholder / UBO – 10% or more interest in proposed Bermuda company Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Partnership Agreement OR Extract of Partnership Agreement (Extract should reflect: (i) formation details; (ii) identification of owners / controllers / partners; and (iii) nature / pu rpo se of business) Date and Place of Formation/Registration Extract of Partnership Agreement OR Certificate of Formation / Registration Registered Office Address (and Mailing Address if different) Extract of Partnership Agreement; Partnership Certificate OR Registry Search (from an official Government Source i.e. UK Companies House) Address of the Principal Place of Business Extract of Partnership Agreement, OR Written confirmation from client (i.e. letter or e - mail) Official Identification Number (if applicable) Certificate of Registration or equivalent Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of Regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) i.e name of Stock Exchange and Ticker symbol Legal Form, Nature and Purpose Extract of Partnership Agreement (legal form or type of Partnership) AND Certificate of Good Standing / Compliance (High Risk jurisdictions only) / Registry Search showing that the Partnership is active Control and Ownership Organizational / Structure Chart - should include UBOs (Individual / Entity) along with percentage of partnership interest AND Documentation confirming the appointment of GP (Individual or Legal Entity) and LP (along with percentage of partnership inte res t) AND CDD on General Partner and any Limited Partners, having a 10% interest or more in proposed Bermuda Company Nature of Business Information from client on nature and purpose of its business (i.e. Partnership Agreement) 11

Trust Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name AND Date and Place of Incorporation, Registration or Establishment AND Legal Form, Nature and Purpose Trust Deed OR Extract of Trust Deed (Extract should reflect: (i) Type of Trust; (ii) Date of Trust; (iii) Governing Law and (iv) Full Names of the people involve d i n the Control and Ownership of the Trust) Registered Office Address (and Mailing Address if different) Written confirmation from client of the Trading Address of Trustees Control and Ownership (for Purposes Trusts, apply as applicable) (for Discretionary Trusts, apply as applicable) Trustees Document confirming appointment of Trustees (Individual / Corporate) Corporate - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] AND Settlor Corporate – Source of Funds and CDD documents as per Companies Slide (unless Publicly Listed / Regulated - refer to respective s lides) Individuals (CDD not required if deceased other than certified copy of Death Certificate) [Refer to Individual Slide]. A completed Source of Funds and Source of Wealth documentation is also required AND Protector / Enforcer Corporate – CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] Beneficiary Identification of the percentage of ownership Corporate (including charities) - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individual (Applicable if vested and/or benefited) [Refer to Individual Slide] AND Nature of Business Extract of Trust Deed OR Trust Deed OR Information from client on nature and purpose of the trust business 12

Foundation Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Foundation Charter OR Articles of Foundation Date and Place of Incorporation, Registration or Establishment Foundation Charter OR Certificate of Registration (if applicable) Registered Office Address (and Mailing Address if different) Foundation Charter Address of the Principal Place of Business Written confirmation from client (i.e. letter or e - mail) of address of Secretary or Council of Members Legal Form, Nature and Purpose Foundation Charter Control and Ownership Founder / Member Written confirmation of business and Source of Wealth of Founder / Member (if applicable) AND Board of Directors / Foundation Board – for large well known foundations this may be obtained from Open Source Intelligence Rese arch For smaller foundations – Individual CDD on the controllers AND Beneficiary – Individual CDD on beneficiaries, including percentage of beneficial ownership (if applicable) Nature of Business Foundation Charter OR Articles of Foundation OR Open Source Intelligence Research 13

State / Government Owned Enterprise i.e. Sovereign Wealth Fund or State / Government Owned Pension Plans Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Legal Form, Nature and Purpose (To identify type of entity) Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND Act of Parliament or Decree or other constitutional documentation establishing the entity (if not stated in the Audited Annual Report) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND CEO or Equivalent – via the Audited Annual Report or Company website Authorized Signatory List (if different from the CEO or equivalent) Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website) 14

Certification Requirements (Suggested Language) Structure Charts The attached structure chart is certified as a true and complete representation of the ownership and control structure of [entity name]. Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding (10% or more) at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc .). All documents must be in English or accompanied by certified translations into English. 15

Certification Requirements (Suggested Language) Other CDD Documents I, [ full name of certifying individual ], a duly qualified [ professional capacity ] hereby certify that I have seen and compared this copy with the original [ document description ] and confirm it is a true, complete and accurate copy Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc.). All documents must be in English or accompanied by certified translations into English. 16

Exhibit C

NEW MONEY QUALIFYING LETTER

To the beneficial owners or duly authorized representative acting on behalf of the beneficial owners of the following securities of Digicel Limited. All references in this New Money Qualifying Letter to “Digicel Holdings (Bermuda) Limited,” the “Company,” “we,” “our,” or “us” or similar terms refer to Digicel Holdings (Bermuda) Limited.

SERIES	CUSIP	ISIN	Aggregate Outstanding Principal Amount
6.750% Senior Notes due 2023 issued by Digicel Limited (the “Existing DL Notes”)	25380QAH2 G27649AG0	US25380QAH20 USG27649AG04	$925,000,000

In connection with the solicitation of proxies of vote in favor of a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda with respect to the Existing DL Notes, we are offering Eligible Existing DL Notes Holders (as defined herein) the opportunity to subscribe for their Pro Rata Share of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, each to be issued by DHL (the “Subscription Election”). If you are a beneficial owner of the Existing DL Notes, or an authorized representative acting on behalf of such beneficial owner, that is an Eligible Existing DL Notes Holder, and wish to participate in the Subscription Election, please complete the last page of this document, the New Money Qualifying Letter, and return it to Epiq Corporate Restructuring, LLC at the address set forth in the New Money Qualifying Letter. If you are a beneficial owner of the Existing DL Notes that is not an Eligible Existing DL Notes Holder, we request that you take no action at this time.

An “Eligible Existing DL Notes Holder” is a person who certifies that it is:

(i)	a “Qualified Institutional Buyer”; or

(ii)	a person outside of the United States who is not a “U.S. person” and is not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person.

The definitions of “Qualified Institutional Buyer” and “U.S. person” are set forth in Annexes A and B hereto, respectively.

IF YOU DO NOT SUBMIT A VALID NEW MONEY QUALIFYING LETTER, YOU WILL NOT BE ENTITLED TO PARTICIPATE IN THE SUBSCRIPTION ELECTION THE COMPANY IS CONSIDERING UNDERTAKING WITH RESPECT TO THE EXIT PREFERRED SHARES AND THE SUBSCRIPTION DHL COMMON SHARES.

This letter is neither an offer nor a solicitation of an offer with respect to the Exit Preferred Shares and the Subscription DHL Common Shares nor does this letter create any obligation whatsoever on the part of DHL or any other person to make any offer to the recipient hereof to participate in the Subscription Election if an offer is made. If and when issued, the Exit Preferred Shares and the Subscription DHL Common Shares will not be and have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Exit Preferred Shares and the Subscription DHL Common Shares may not be offered or sold in the United States or to or for the benefit of any U.S. persons absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

You may direct any questions to Epiq Corporate Restructuring, LLC (“Epiq”) via electronic mail to Tabulation@epiqglobal.com, with reference to “DL Qualifying Letter” in the subject line.

Very truly yours,

Digicel Holdings (Bermuda) Limited

ANNEX A

“Qualified Institutional Buyer” means:

(i)  Any of the following entities, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity:

(A)  Any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act of 1933, as amended (the “Securities Act”);

(B)  Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act’) or any business development company as defined in Section 2(a)(48) of the Investment Company Act;

(C)  Any small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958 or any Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

(D)  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

(E)  Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974;

(F)  Any trust fund whose trustee is a bank or trust company and whose participants are exclusively plans of the types identified in subparagraph (1)(D) or (E) above, except trust funds that include as participants individual retirement accounts or H.R. 10 plans;

(G)  Any business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 (the “Investment Advisers Act”);

(H)  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation (other than a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or other institution referenced in Section 3(a)(5)(A) of the Securities Act or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company, or Massachusetts or similar business trust;

(I)  Any investment adviser registered under the Investment Advisers Act; and

(J)  Any institutional accredited investor, as defined in Rule 501(a) under the Securities Act, of a type not listed in subparagraphs (i)(A) through (I) above or paragraphs (ii) through (vi) below.

(ii)  Any dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the dealer, provided, that securities constituting the whole or a part of an unsold allotment to or subscription by a dealer as a participant in a public offering shall not be deemed to be owned by such dealer;

(iii)  Any dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

(iv)  Any investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with the investment company or are part of such family of investment companies. “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor), provided that:

(A)  Each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company; and

(B)  Investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor);

(v)  Any entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; and

(vi)  Any bank as defined in Section 3(a)(2) of the Securities Act, any savings and loan association or other institution as referenced in Section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with it and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale under the rule in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding such date of sale for a foreign bank or savings and loan association or equivalent institution.

For purposes of the foregoing definition:

(1)  In determining the aggregate amount of securities owned and invested on a discretionary basis by an entity, the following instruments and interests shall be excluded: bank deposit notes and certificates of deposit; loan participations; repurchase agreements; securities owned but subject to a repurchase agreement; and currency, interest rate and commodity swaps.

(2)  The aggregate value of securities owned and invested on a discretionary basis by an entity shall be the cost of such securities, except where the entity reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published. In the latter event, the securities may be valued at market for purposes of the foregoing definition.

(3)  In determining the aggregate amount of securities owned by an entity and invested on a discretionary basis, securities owned by subsidiaries of the entity that are consolidated with the entity in its financial statements prepared in accordance with generally accepted accounting principles may be included if the investments of such subsidiaries are managed under the direction of the entity, except that, unless the entity is a reporting company under Section 13 or 15(d) of the Exchange Act, securities owned by such subsidiaries may not be included if the entity itself is a majority-owned subsidiary that would be included in the consolidated financial statements of another enterprise.

(4)  “Riskless principal transaction” means a transaction in which a dealer buys a security from any person and makes a simultaneous offsetting sale of such security to a Qualified Institutional Buyer, including another dealer acting as riskless principal for a Qualified Institutional Buyer.

(5)  Effective conversion premium means the amount, expressed as a percentage of the security's conversion value, by which the price at issuance of a convertible security exceeds its conversion value.

(6)  Effective exercise premium means the amount, expressed as a percentage of the warrant's exercise value, by which the sum of the price at issuance and the exercise price of a warrant exceeds its exercise value.

******

ANNEX B

“U.S. person” means:

(i)  Any natural person resident in the United States;

(ii)  Any partnership or corporation organized or incorporated under the laws of the United States;

(iii)  Any estate of which any executor or administrator is a U.S. person;

(iv)  Any trust of which any trustee is a U.S. person;

(v)  Any agency or branch of a foreign entity located in the United States;

(vi)  Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii)  Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(viii)  Any partnership or corporation if:

(A)  Organized or incorporated under the laws of any foreign jurisdiction; and

(B)  Formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

******

The following are not “U.S. persons”:

(i)  Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;

(ii)  Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:

(A)  An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(B)  The estate is governed by foreign law;

(iii)  Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;

(iv)  An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(v)  Any agency or branch of a U.S. person located outside the United States if:

(A)  The agency or branch operates for valid business reasons; and

(B)  The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(vi)  The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

New Money Qualifying Letter

ONLY REQUIRED FOR OPTION 1 THROUGH OPTION 4

To:	Digicel Holdings (Bermuda) Limited

c/o Epiq Corporate Restructuring, LLC
777 Third Avenue, 12th Floor

New York, NY 10017

Attention: Solicitation Group

Ladies and Gentlemen:

The undersigned acknowledges receipt from Digicel Holdings (Bermuda) Limited (“DHL” or the “Company”) of its letter dated August 2, 2023 (the “Letter”).

The undersigned hereby represents and warrants to the Company as follows:

(1)  it is the beneficial owner, or is acting on behalf of a beneficial owner, of DL’s 6.750% Senior Notes due 2023 (the “Existing DL Notes”) in the amounts set forth below; and

(2)  it is, or in the event that the undersigned is acting on behalf of a beneficial owner of Existing DL Notes, the undersigned has received a written certification from such beneficial owner (dated as of a specific date on or since the close of such beneficial owner’s most recent fiscal year) to the effect that such beneficial owner is (as indicated with a checkmark):

□ a “Qualified Institutional Buyer”, as defined in the Letter, that is acting for either its own account or accounts of other Qualified Institutional Buyers as to which it exercises sole investment discretion and has the authority to make the statements in this certification; or

□ not a “U.S. person” as defined in the Letter.

The undersigned understands that it is providing the information contained herein solely for purposes of enabling the Company to consider undertaking a transaction with respect to the Existing DL Notes. This certification neither is an offer with respect to the Existing DL Notes nor creates any obligations whatsoever on the part of DHL to make any offer to the undersigned to participate if an offer is made.

The undersigned agrees that it (1) will not copy or reproduce any part of any materials (except as permitted therein) received in connection with any transaction the Company may undertake, (2) will not distribute or disclose any part of such materials or any of their contents (except as permitted therein) to anyone other than, if applicable, the aforementioned beneficial owners on whose behalf the undersigned is acting and (3) will promptly notify the Company if any of the representations it makes in this certification cease to be correct.

Very truly yours

Dated: ___________, 2023	By:_________________________________ (Signature)

Aggregate Principal Amount of 6.750% Senior Notes due 2023 tendered:

$______________

____________________________________

Voluntary Offer Instruction Number(s)

OR

____________________________________

Euroclear or Clearstream Instruction Number(s)

____________________________________

(Name and Title)

____________________________________

(Institution, if applicable)

_________________________________

(Street Address)

_________________________________

(City/State/Zip Code)

_________________________________

(Phone)

_________________________________

(E-mail address)

INSTRUCTIONS FOR THE RETURN OF YOUR NEW MONEY QUALIFYING LETTER – only for Option 1 through Option 4:

1.	Complete your New Money Qualifying Letter on-line by following the link at https://epiqworkflow.com/cases/DLQualify; OR

2.	Email a PDF scan of BOTH pages of the fully completed New Money Qualifying Letter to Epiq at Tabulation@epiqglobal.com, with a reference to “DL Qualifying Letter” in the subject line. PLEASE PRINT CLEARLY!

3.	For Option 1 through Option 4, the completed New Money Qualifying Letter must be submitted by 5:00 p.m., New York City Time on September 7, 2023, which is one business day following the Commitment Payment Election Deadline.

Exhibit B—DIFL Notes Election Form

CUSIP Nos.	ISIN Nos.	Outstanding Principal Amount(1)	Title of Security
Original Issuance on March 15, 2019: 25381VAA5 (144A) / G2763RAA4 (Reg S) Additional Issuance on May 22, 2020: 25381XAA1 (144A) / G2770MAA6 (Reg S)	Original Issuance on March 15, 2019: US25381VAA52 (144A) / USG2763RAA44 (Reg S) Additional Issuance on May 22, 2020: US25381XAA19 (144A) / USG2770MAA65 (Reg S)	$1,226,250,530	8.750% Senior Secured Notes due 2024 co-issued by Digicel Intermediate Holdings Limited (“DIHL”) and Digicel International Finance Limited (“DIFL”) (the “Existing DIFL Secured Notes”)
25381XAB9 (144A) / G2770MAB4 (Reg S)	US25381XAB91 (144A) / USG2770MAB49 (Reg S)	$380,980,300	13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIHL and DIFL (the “Existing DIFL Unsecured Notes” and, together with the Existing DIFL Secured Notes, the “Existing DIFL Notes”)

(1)  As of the date of the Solicitation Statement (as defined below).

EXISTING DIFL NOTES COMMITMENT PAYMENT ELECTION FORM

This election form relating to the Existing DIFL Notes (the “DIFL Notes Election Form”) is subject to the conditions set forth in the solicitation statement to which this DIFL Notes Election Form is attached (as it may be amended or supplemented from time to time, the “Solicitation Statement”). Capitalized terms used and not defined herein shall have the meanings given to them in the Solicitation Statement.

As described in the Solicitation Statement, each holder that delivers its Existing DIFL Notes in accordance with the required election procedures described in this DIFL Notes Election Form for making the Commitment Payment Election and arranging for the timely delivery of its Proxy through the submission of the Nominee Instruction Form (as defined below) to the Information and Tabulation Agent will be eligible to receive the applicable Commitment Payment in the DIFL Scheme.

To make the Commitment Payment Election, the holder must cause its commercial bank, bank, broker, dealer, trust company or other nominee holding its Existing DIFL Notes (the “DTC Participant”) to deliver the Existing DIFL Notes via ATOP by 5:00 p.m., New York City Time, on September 6, 2023 (the “Commitment Payment Election Deadline”), and the DTC Participant that delivered the Existing DIFL Notes via ATOP must deliver the completed Nominee Instruction Form attached as Exhibit A hereto (the “Nominee Instruction Form”) to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline.

Holders of the Existing DIFL Notes that make the Commitment Payment Election will be entitled to receive, upon consummation of the DIFL Scheme, the applicable Commitment Payment described in the table below, in addition to the applicable Scheme Consideration:

Existing DIFL Secured Notes
CUSIP Nos.	ISIN Nos.	Commitment Payment for each $1,000 principal amount of Existing DIFL Secured Notes
25381VAA5 (144A) / G2763RAA4 (Reg S) 25381XAA1 (144A) / G2770MAA6 (Reg S)	US25381VAA52 (144A) / USG2763RAA44 (Reg S) US25381XAA19 (144A) / USG2770MAA65 (Reg S)	$50 principal amount of New DIFL Secured Notes
Existing DIFL Unsecured Notes
CUSIP Nos.	ISIN Nos.	Commitment Payment for each $1,000 principal amount of Existing DIFL Unsecured Notes
25381XAB9 (144A) / G2770MAB4 (Reg S)	US25381XAB91 (144A) / USG2770MAB49 (Reg S)	$50 principal amount of Newco Unsecured Notes

As described in the Solicitation Statement, holders may vote for or against the DIFL Scheme without making the Commitment Payment Election by completing and submitting the form of ballot for the DIFL Scheme that will be included at the time that the explanatory statement for the DIFL Scheme is distributed prior to the Voting Deadline and arranging with their nominee to block such Existing DIFL Notes from trading until the Voting Deadline. Holders that vote by Ballot will not be eligible to receive the Commitment Payment.

Holders that wish to make the Commitment Payment Election must provide this completed DIFL Notes Election Form to their DTC Participant or follow other instructions required by their DTC Participant with sufficient time to allow such DTC Participant to deliver the Existing DIFL Notes via ATOP before the applicable Commitment Payment Election Deadline. The Commitment Payment Election Deadline is September 6, 2023 at 5:00 p.m. New York City Time, unless extended. Each DTC Participant will determine the time by which it must receive any election instruction from a holder. Once submitted into ATOP, the Existing DIFL Notes cannot be transferred, and once the Commitment Payment Election Deadline has occurred, may not be withdrawn.

By returning this DIFL Notes Election Form to your DTC Participant or otherwise following that DTC Participant’s instructions for making the Commitment Payment Election, you are requesting the DTC Participant to (i) deliver your Existing DIFL Notes via ATOP, (ii) make the Commitment Payment Election with respect to such Existing DIFL Notes delivered via ATOP and (iii) automatically submit the Nominee Instruction Form to the Information and Tabulation Agent. Please allow sufficient time for your DTC Participant to act prior to the Commitment Payment Election Deadline.

Assignment of Replacement CUSIPs After Scheme Meeting

The Scheme Meeting is expected to occur on November 1, 2023. Following that, we intend to release the Existing DIFL Notes from the ATOP system in accordance with the procedures detailed below. In order to separately identify the Existing DIFL Notes for which the Commitment Payment Election was validly made, we intend to provide for the assignment of alternative identifying CUSIPs (the “Replacement CUSIPs”) to track which Existing DIFL Notes validly made the Commitment Payment Election on or prior to the Commitment Payment Election Deadline. For the avoidance of doubt, the assignment of such Replacement CUSIPs does not constitute a reissuance of the Existing DIFL Notes or the issuance of additional Existing DIFL Notes, or change the terms of the Existing DIFL Notes or the indentures governing the Existing DIFL Notes in any way. The Replacement CUSIPs merely provide an administrative mechanism for tracking which Existing DIFL Notes validly made the Commitment Payment Election.

It is anticipated that the Existing DIFL Notes identified by their Replacement CUSIPs will be delivered as soon as reasonably practicable following the Scheme Meetings (the “Replacement CUSIPs Assignment Date”). The Replacement CUSIPs Assignment Date is expected to be on November 2, 2023. See “Important Times and Dates” in the Solicitation Statement. On the Replacement CUSIPs Assignment Date, the Existing DIFL Notes for which the Commitment Payment Election was validly made will be assigned the Replacement CUSIPs and will be released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs will no longer be blocked from trading by ATOP.

If the DIFL Scheme is consummated, then (i) the Existing DIFL Notes that are identified by the Replacement CUSIPs will be mandatorily exchanged for the applicable Commitment Payment and the applicable Scheme Consideration and (ii) the Existing DIFL Notes that have the original CUSIPs will be mandatorily exchanged for only the applicable Scheme Consideration, in each case upon consummation of the DIFL Scheme. There can be no assurance that the DIFL Scheme will be consummated. See “Risk Factors” in the Solicitation Statement.

In the event the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes during a specified period beginning as soon as reasonably practicable after the Scheme Meetings and ending approximately 20 business days prior to the anticipated Closing Date (such period, the “Withdrawal Period”), provided that any holder that withdraws its Existing DIFL Notes during the Withdrawal Period will, with respect to all Existing DIFL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election and (ii) relinquished all rights associated any prior election, and would therefore no longer be eligible to receive the Commitment Payment in the DIFL Scheme and would receive only the applicable Scheme Consideration in the DIFL Scheme.

Type of Existing DIFL Notes	CUSIP/ISIN	Principal Amount Making the Commitment Payment Election*
Existing DIFL Secured Notes	25381VAA5 / US25381VAA52
Existing DIFL Secured Notes	G2763RAA4 / USG2763RAA44
Existing DIFL Secured Notes	25381XAA1 / US25381XAA19
Existing DIFL Secured Notes	G2770MAA6 / USG2770MAA65
Existing DIFL Unsecured Notes	25381XAB9 / US25381XAB91
Existing DIFL Unsecured Notes	G2770MAB4 / USG2770MAB49

*The Commitment Payment Election must be made with respect to all Existing DIFL Notes held by you. Submissions may only be made in the minimum and incremental denominations of the particular Existing DIFL Notes being submitted.

Date: _____________________________________________________________

Holder: ____________________________________________________________

Authorized Signature: _________________________________________________

Name of Signatory: ___________________________________________________

Title: _____________________________________________________________

Address: ___________________________________________________________

Telephone Number: __________________________________________________

Email: ____________________________________________________________

Exhibit A

AGENT/ ATTORNEY-IN-FACT AND PROXY NOMINEE INSTRUCTION FORM

Must be completed and submitted by the DTC Participant by 5:00 p.m. New York City Time on the business day following the Commitment Payment Election Deadline.

As detailed in the Solicitation Statement dated August 21, 2023 (as the same may be amended or supplemented, the “Solicitation Statement”) and the DIFL Notes Election Form, by making the Commitment Payment Election and delivering their Existing DIFL Notes via ATOP, holders of such Existing DIFL Notes automatically and unconditionally deliver instructions for Epiq Corporate Restructuring, LLC (or its designee or affiliate) (the “Information and Tabulation Agent”), effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such series of Existing DIFL Notes indicated below solely for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause such series of Existing DIFL Notes to be assigned, transferred and exchanged, and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required attending, a meeting and voting on behalf of such delivered Existing DIFL Notes) of the Scheme with respect to such series of Existing DIFL Notes (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing Notes that is a party to the RSA (as defined in the Solicitation Statement) shall automatically be deemed to be revoked upon the termination of the RSA. As required by the Solicitation Statement, such Proxy must be automatically delivered to the Information and Tabulation Agent by the commercial bank, broker, dealer, trust company or other nominee of the holders using this Nominee Instruction Form. For the avoidance of doubt, in connection with a delivery of Existing DIFL Notes via ATOP by a holder, the submission of the ATOP instruction without the submission by such holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Proxy. In order for a delivery of Existing DIFL Notes via ATOP to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Proxies (as defined above and in the Solicitation Statement) are hereby relayed to the Information and Tabulation Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Proxy shall automatically be deemed to be revoked in the event the corresponding delivery of Existing DIFL Notes via ATOP is validly withdrawn:

(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

This Nominee Instruction Form must be emailed to the Information and Tabulation Agent at the email address set forth below by 5:00 p.m., New York City Time on the business day following the Commitment Payment Election Deadline:

Email to: Tabulation@epiqglobal.com (with a reference to “Digicel Nominee Instruction Form” in the subject line).

DTC Participant Name: _____________________________ DTC Participant Number: ______________

Contact Name: _____________________________________ Telephone: _________________________

Contact Email Address: _________________________________________________________________

Exhibit C—Financial Statements

Digicel International Finance Limited

Financial Statements

31 March 2023

Report of Independent Auditors

To the Management and the Board of Directors of Digicel International Finance Limited

Opinion

We have audited the accompanying consolidated financial statements of Digicel International Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of 31 March 2023 and 31 March 2022, and the related consolidated statements of comprehensive loss, of changes in deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2023 and 31 March 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers
Chartered Accountants
Kingston, Jamaica
24 July 2023

Digicel International Finance Limited
Consolidated Statements of Comprehensive Loss
31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
Revenue	6	1,763,568	1,779,958
Operating Costs and Expenses
Direct operating and subscriber acquisition costs	10	(390,591)	(418,361)
Other operating expenses	10	(449,782)	(424,734)
Staff costs	11	(284,440)	(264,336)
Change in impairment of amounts due from parent company	7	25,509	(178,730)
Other income	10	110,420	-
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	13,14	(614,845)	(348,684)
Operating Profit		159,839	145,113
Finance income	8	369	225
Finance costs	8	(302,142)	(273,132)
Change in financial guarantee liability	22	125,792	(1,143)
Share of (loss)/profit of associates and joint venture	15	(41)	1,456
Loss before Taxation		(16,183)	(127,481)
Taxation	12	(57,614)	(81,594)
Net Loss		(73,797)	(209,075)
Other Comprehensive (Loss)/Income:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(29,559)	(83,659)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefits obligation		543	1,629
Total Comprehensive Loss		(102,813)	(291,105)
Net (Loss)/Profit attributable to:
Owners of the parent		(81,733)	(215,923)
Non-controlling interests		7,936	6,848
		(73,797)	(209,075)
Total Comprehensive (Loss)/Income attributable to:
Owners of the parent		(109,757)	(297,953)
Non-controlling interests		6,944	6,848
		(102,813)	(291,105)

The accompanying notes are an integral part of these consolidated financial statements.

Digicel International Finance Limited
Consolidated Balance Sheets
31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
ASSETS
Non-Current Assets
Intangible assets	13	489,563	402,758
Property, plant and equipment	14	1,381,476	1,434,133
Investments in associates and joint venture	15	7,811	8,652
Other investments		150	401
Deferred taxation	20	54,031	60,549
Prepayments and other non-current assets	16	28,517	38,774
Restricted deposits	18	22,021	5,621
		1,983,569	1,950,888
Current Assets
Accounts receivable and prepayments	17	319,598	286,849
Inventories		25,434	20,404
Restricted deposits	18	6,388	2,953
Cash and cash equivalents	18	159,226	165,365
		510,646	475,571
Total Assets		2,494,215	2,426,459

The accompanying notes are an integral part of these consolidated financial statements.

Digicel International Finance Limited
Consolidated Balance Sheets (Continued)
31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
LIABILITIES AND EQUITY	Note	$’000	$’000
Non-Current Liabilities
Long term loans and leases	19	3,247,709	3,182,860
Deferred taxation	20	47,577	28,010
Provisions	24	52,168	243,315
Other long term liabilities	23	19,747	46,068
		3,367,201	3,500,253
Current Liabilities
Trade and other payables	21	445,029	394,332
Provisions	24	53,073	1,638
Taxation payable		100,289	35,666
Long term loans and leases - current portion	19	114,726	111,818
Financial guarantee	22	-	125,792
		713,117	669,246
Total Liabilities		4,080,318	4,169,499
Equity/(Deficit)

Capital and Reserves Attributable to
Equity Holders of the Company
Share capital	25	10,000	10,000
Equity compensation reserve		114,639	114,639
Foreign exchange translation reserve		(463,944)	(694,536)
Accumulated deficit		(1,298,042)	(1,219,854)
		(1,637,347)	(1,789,751)
Non-Controlling Interests	26	51,244	46,711
Total Deficit		(1,586,103)	(1,743,040)
Total Liabilities and Deficit		2,494,215	2,426,459

Approved for issue by the Board of Directors on 23 July 2023 and signed on its behalf by:

Denis O’Brien	Chairman	John Townsend	Director

The accompanying notes are an integral part of these consolidated financial statements.

Digicel International Finance Limited
Consolidated Statements of Changes in Deficit
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Equity Compensation Reserve $’000	Foreign Exchange Translation Reserve $’000	Accumulated Surplus /(Deficit) $’000	Total $’000	Non-Controlling Interests $’000	Total $’000
Balance at 31 March 2021	10,000	114,639	(610,877)	(1,004,463)	(1,490,701)	44,489	(1,446,212)
Net (loss)/profit for the year	-	-	-	(215,923)	(215,923)	6,848	(209,075)
Other comprehensive (loss)/income	-	-	(83,659)	1,629	(82,030)	-	(82,030)
Total comprehensive (loss)/income	-	-	(83,659)	(214,294)	(297,953)	6,848	(291,105)
Dividends to non-controlling interests	-	-	-	-	-	(5,179)	(5,179)
Acquisition of non-controlling interest (Note 26)	-	-	-	(1,097)	(1,097)	553	(544)
Balance at 31 March 2022	10,000	114,639	(694,536)	(1,219,854)	(1,789,751)	46,711	(1,743,040)
Application of IAS 29	-	-	259,159	-	259,159	-	259,159
As restated 1 April 2022	10,000	114,639	(435,377)	(1,219,854)	(1,530,592)	46,711	(1,483,881)
Net (loss)/profit for the year	-	-	-	(81,733)	(81,733)	7,936	(73,797)
Other comprehensive (loss)/income	-	-	(28,567)	543	(28,024)	(992)	(29,016)
Total comprehensive (loss)/income	-	-	(28,567)	(81,190)	(109,757)	6,944	(102,813)
Dividends to non-controlling interests	-	-	-	-	-	(2,525)	(2,525)
Transactions with non-controlling interest (Note 26)	-	-	-	3,002	3,002	114	3,116
Balance at 31 March 2023	10,000	114,639	(463,944)	(1,298,042)	(1,637,347)	51,244	(1,586,103)

The accompanying notes are an integral part of these consolidated financial statements.

Digicel International Finance Limited
Consolidated Statement of Cash Flows
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
Cash Flows from Operating Activities
Net loss		(73,797)	(209,075)
Adjustments for:
Income tax expense	12	57,614	81,594
Amortisation of intangible assets	13	57,278	52,037
Depreciation	14	283,926	267,686
Impairment of property, plant and equipment	14	146,999	24,562
Impairment of intangible assets	13	126,642	4,399
Impairment of amounts due from parent companies	7	(25,509)	178,730
Share of profit of associate and joint venture	15	41	(1,456)
Change in financial guarantee liability	22	(125,792)	1,143
Finance income	8	(369)	(225)
Finance costs	8	302,142	273,132
Other income	10	(110,420)	-
Employee profit share scheme	11	19,151	3,408
(Gain)/loss on disposal of property, plant and equipment and intangible assets	10	(2,985)	3,241
Change in operating assets and liabilities:
Accounts receivable and prepayments		882	(135,580)
Inventories		(5,039)	1,154
Trade and other payables		8,010	(16,063)
Provisions		2,715	1,334
Cash generated from operations		661,489	530,021
Taxation paid		(64,985)	(91,079)
Interest paid		(254,015)	(225,856)
Interest received		375	225
Net cash provided by operating activities		342,864	213,311

The accompanying notes are an integral part of these consolidated financial statement

Digicel International Finance Limited
Consolidated Statement of Cash Flows (Continued)
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
Net Cash Provided by Operating Activities		342,864	213,311
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(227,674)	(231,494)
Purchase of intangible assets		(27,924)	(42,453)
Proceeds from sale of property, plant and equipment		6,671	101
Proceeds from repayment of investment loans	15	1,000	1,000
Acquisition of subsidiary, net of cash		-	(1,354)
Proceeds from partial disposal of subsidiary		4,069	-
Net cash used in investing activities		(243,858)	(274,200)
Cash Flows from Financing Activities
Principal element of leases	19	(36,644)	(26,914)
Long term loans and licence related debt repaid	19	(38,331)	(36,083)
Financing fees paid during the year		(2,021)	(629)
Other payments made to non-controlling interests		(2,973)	-
Dividends paid to non-controlling interests		(2,525)	(6,725)
Deposits held in escrow and restricted accounts		(21,887)	(823)
Net cash used in financing activities		(104,381)	(71,174)
Net decrease in cash and cash equivalents		(5,375)	(132,063)
Cash and cash equivalents at beginning of year		165,365	302,530
Effects of exchange rate changes on cash and cash equivalents		(764)	(5,102)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	18	159,226	165,365

Supplemental disclosure of Non-Cash Investing Activities
Payables for additions to property, plant and equipment		94,443	79,306

The accompanying notes are an integral part of these consolidated financial statements.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

Digicel International Finance Limited (“DIFL” or “the Company”), an International Business Company (IBC) incorporated in St. Lucia on 5 February 2007 and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean and Central America. As at 31 March 2023, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, Bonaire, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla and Montserrat. The Company has its registered office at 1st Floor Financial Centre, Bridge St. Castries, St. Lucia. At 31 March 2020, the immediate parent company was Digicel Holdings (Bermuda) Limited (“DHBL”).

On 24 June 2020, DHBL transferred all of its assets including ownership of DIFL to Digicel Intermediate Holdings Limited (“DIHL”), a wholly owned subsidiary of DHBL. DIFL is controlled by Digicel Intermediate Holdings Limited (DIHL). The ultimate parent company at 31 March 2023 and 31 March 2022 is Digicel Group Holdings Limited (“DGHL”). Both the parent and ultimate parent company are incorporated in Bermuda.

A list of the Company’s material subsidiaries is set out in Note 4 to the financial statements. The controlling shareholder at 31 March 2023 is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 23 July 2023. The Directors have the power to amend and reissue the financial statements.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities, share-based payments and post-employment obligations.

Going Concern

The financial statements have been prepared on a going concern basis, which assumes the Group will be able to realise it assets and settle its liabilities in the normal course of business for the foreseeable future. In making this determination, management has given due consideration to the restructuring support agreements (“RSA”) that were executed with certain bondholders of the Groups’ debt subsequent to the year end, as outlined in Note 33 of the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2023

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. There was no impact from the adoption of these amendments in the current year.

Reference to the Conceptual Framework – Amendments to IFRS 3, (effective for annual periods beginning on or after 1 January 2022). Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. There was no impact from the adoption of these amendments in the current year.

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. There was no impact from the adoption of these amendments in the current year.

Annual Improvements to IFRS Standards 2018 - 2020, (effective for annual periods beginning on or after 1 January 2022). The following improvements were finalised in May 2020 that are relevant to the Group:

•	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

There was no impact from the adoption of these amendments in the current year. However, the annual improvement to IFRS 9 will be applied to future transactions.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

IFRS IC agenda decisions issued in the last 12 months that are relevant for the year ended 31 March 2023

The following agenda decision was issued and relevant for the preparation of consolidated financial statements:

Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7). In April 2022, the IASB issued a final agenda decision about the presentation of demand deposits with contractual restrictions on use. The Committee concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7. The entity should therefore include the demand deposit as a component of ‘cash and cash equivalents’ in its statement of cash flows. When relevant, the entity presents this as an additional line item within the cash and cash equivalents note. The deposit should be classified as a current asset, unless restrictions over its exchange or use to settle a liability apply for at least 12 months from the reporting date. The Company has revised its accounting policy as a result of the agenda decision.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8, (effective for annual periods beginning on or after 1 January 2023, with early application permitted). In February 2021, the IASB (‘the Board’) issued amendments to the following standards:

•	Disclosure of Accounting Policies, which amends IAS 1 and IFRS Practice Statement 2; and

•	Definition of Accounting Estimates, which amends IAS 8.

The amendments aim to improve accounting policy disclosures, either by making the disclosures more specific to the entity or by reducing generic disclosures that are commonly understood applications of IFRS and to distinguish changes in accounting estimates from changes in accounting policies. These amendments are not expected to have a significant impact on the preparation of financial statements. The Group will assess the impact of future adoption of these amendments.

Amendment to IFRS 16 – Leases on sale and leaseback (effective for annual periods beginning on or after 1 January 2024). These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The Group will assess the impact of future adoption of this amendment.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

Amendments to IAS 1, Presentation of financial statements’, on classification of liabilities, (effective for annual periods beginning on or after 1 January 2024). These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. The Group will assess the impact of future adoption of these amendments.

Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction (effective for annual periods beginning on or after 1 January 2024). The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The Group will assess the impact of future adoption of this amendment.

Amendment to IAS 12 - International tax reform - pillar two model rules. On 23 May 2023, the IASB issued narrow-scope amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments also introduce targeted disclosure requirements for affected companies. The amendments to IAS 12 are required to be applied immediately (subject to any local endorsement processes) and retrospectively in accordance with IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, including the requirement to disclose the fact that the exception has been applied if the entity’s income taxes will be affected by enacted or substantively enacted tax law that implements the OECD’s Pillar Two model rules. The Group has made an assessment, based on each jurisdiction where we operate, and have concluded that there is no impact in the current year. However, this will be reassessed in future periods.

Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements (effective for annual periods beginning on or after 1 January 2024 (with transitional reliefs in the first year). These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The Group will assess the impact of future adoption of these amendments.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

The consolidated financial statements of the Group comprise the financial statements of the Company, its subsidiaries, associates and joint arrangements as of 31 March of each year. The financial statements of the joint operation and the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive loss.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

Associates (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive loss; its share of post-acquisition movements in other comprehensive loss is recognised in other comprehensive loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  When the Group’s share of losses in an associate equal or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2(l)(iv).

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive loss.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has both joint operations and joint ventures. Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated balance sheet.

Joint operations

The Group recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

(b)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in St. Lucia and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognised in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement comprehensive loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within other operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy except Digicel Suriname N.V., see below) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of comprehensive loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive loss.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive loss. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 - Hyperinflation

Haiti met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in March 2023. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for its Haiti operations whose functional currency is the Haitian Gourde for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of $222 million to consolidated equity.

In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, comparative amounts have not been restated.

Haitian Gourde results and non-monetary asset and liability balances for the current financial year ended 31 March 2023 have been revalued to their present value equivalent local currency amount as at 31 March 2023, based on an inflation index, before translation to US dollars at the reporting date exchange rate of $1: 153.51 HTG.

For the Group’s operations in Haiti:

•	The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated statement of comprehensive income/(loss) within other comprehensive income.

•	The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

•	The Group has presented the IAS 29 opening balance adjustment to net assets within Foreign Exchange Translation Reserve in equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive income/(loss) because such amounts are judged to meet the definition of ‘exchange differences’.

The main impacts of the aforementioned adjustments on the consolidated income statement are set out in the table below:

2023 Increase/(decrease) $’000
Revenue	(3,650)
EBITDA	(432)
Operating loss	(292,681)
Loss for the financial year	(228,512)

The $293 million operating loss primarily relates to $263 million for impairment of intangible assets and property plant and equipment, $34 million for additional depreciation and amortisation and $3 million for other non-cash costs.

The operating loss is offset by a $2 million credit to finance costs and a $62 million deferred tax credit resulting in the loss for the financial year of $223 million. All adjustments are non-cash impacting.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

The main impacts on the consolidated balance sheet are set out in the table below:

		Current year adjustment
	Total opening adjustment	IAS 29 Uplift	Impairment	Tax	Total adjustment
	$’000	$’000	$’000	$’000	$’000
Intangible assets	127,463	4,590	(121,557)	-	10,496
Property, plant and equipment	205,967	(32,508)	(133,422)	-	40,037
Deferred tax	(74,271)	-	-	59,987	(14,284)
Equity	259,159	(27,918)	(254,979)	59,987	36,249

The impact of IAS 29 on intangible assets is a net decrease of $10 million. This decrease is comprised of a $127 million net uplift on opening balances (primarily goodwill and licences) that did not go through the current year’s results, and a $7 million uplift in the current year. These opening adjustments were more than offset by a $122 million impairment and $2 million additional amortisation which were recorded in the results for the year.

The impact of IAS 29 on property, plant and equipment is a net increase of $40 million. This increase is comprised of a $206 million inflationary uplift on opening balances that did not go through the current year’s results, partially offset by a $133 million impairment charge and $33 million of additional depreciation recorded in the results for the year.

As a result of the uplifts, there was an opening balance sheet adjustment to deferred tax of $74 million and current year movement of $60 million being a deferred tax charge of $2 million on current year uplifts through Other Comprehensive Income offset by a current year deferred tax credit of $62 million in the year primarily as a result of impairments.

Digicel Suriname N.V.

In June 2021, Suriname was considered a hyperinflationary economy. The CPI index selected for Suriname is the Consumenten prijs indexcijfers en Inflatie from Statistics Suriname which was 632.5 in March 2023, an increase of 59.5% in the year (2022: 396.7). Our subsidiary, Digicel Suriname N.V.’s functional currency is the Surinamese dollar. We have re-assessed the impact of applying IAS 29 in the consolidated financial statements for the year to 31 March 2023 and concluded that the impact remains wholly immaterial to the Group.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue

Revenue is measured based on consideration specified in a contract with a customer and is recognised when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT) and similar taxes and discounts and after eliminating sales between Group companies.

The Group’s revenues are earned mainly in respect of: voice, data and SMS services offered on prepaid and postpaid plans; value added services; sales of handset and other equipment; interconnection; international roaming; cable television; broadband and fixed line telecommunication.

Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

The Group’s contracts with customers do not have a significant financing component. Billings for recurring revenues are rendered on a monthly basis and are typically due within 30 to 45 days of the billing date. Billings and payment dates for other contracts are either based on contract terms or in-store cash on delivery of sales of equipment and accessories.

Prepaid credit / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. The difference between the face value of a prepaid offerings and the value for which the offerings are sold by the Group to its distributors, constitutes commission earned by the distributors, who act as agents. The Group acts as a principal in such agreements.

The costs of prepaid commissions are recognised as other service costs when the distribution service is provided, i.e. when the prepaid product is delivered to the end customer. Revenue is recognised as the credit is used for airtime or data usage. The unused credit at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables. When the credit expires, the portion of the contract liability relating to the expiring credit is recognised as revenue as there is no longer an obligation to provide those services.

Monthly subscription fees in relation to post-paid mobile, cable and other subscription- based fees are recognised in the period the related services are provided over the relevant enforceable/subscribed service period. The service provision is considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Revenue from provision of mobile financial services is recognised when the service has been provided to the customer.

The Group receives interconnection and roaming fees based on agreements entered into with other telecommunications operators. Revenue from interconnect traffic with other telecom operators is recognised at the time of transit across Digicel’s network.

Revenue from content services (e.g. music and video streaming, applications and other value added services) rendered to subscribers is recognised after netting off costs paid by us to third party content providers (when the Group acts as an agent in the transaction) or in the gross amount billed to a subscriber (when the Group acts as a principal).

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Bundled offers are considered arrangements with multiple performance obligations. The Group accounts for revenue from individual goods and services separately if they are distinct – i.e. if a good or service can be distinguished from other components of the bundled package and if a customer can benefit from it separately. The consideration for the bundled packages comprises cash flows from the customers expected to be received in relation to goods and services delivered over the contract term. The transaction price is allocated between separate goods and services in a bundle based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin. Stand-alone selling prices for telecommunications services are set based on prices for non-bundled offers with the same range of services.

Installation fees/activation fees/connection fees related to services provided are generally deferred and recognised as revenue over the contractual period, or longer if the upfront fee results in a material renewal right.

Customer premise equipment (CPE) provided to customers as a prerequisite to receive the subscribed services are accounted for as part of the service provided to the customers. These CPEs are required to be returned at the end of the contract duration and do not give rise to separate performance obligations.

The Group also earns revenue from arrangements to provide capacity under indefeasible rights of use (“IRU”) with third parties. Advance payments are received at the start of the arrangement. Revenue is recognised on a straight-line basis which reflects when the capacity has been delivered to the customer. The unearned IRU revenue at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables.

(d)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions and fees paid to the Group’s distributors, dealer margin and card production costs.

Contract costs eligible for capitalisation as incremental costs of obtaining a contract primarily comprise sales commissions resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the average contract term or average retention period, depending on the circumstances. If, however, the amortisation period is less than one year, then these costs are expensed in the period incurred.

Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date. In all other cases, including acquisition of prepaid telecommunications customers, subscriber acquisition and retention costs are expensed when incurred.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive loss.

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(f)	Leases

Leases are recognised as right-of-use assets and corresponding liabilities at the date at which the leased assets are available for use by the Group.

The right-of-use assets are presented within property, plant and equipment.

At the commencement date, lease liabilities are measured at an amount equal to the present value of the following lease payments for the underlying right-of-use assets during the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate; and

•	payments of penalties for terminating the lease, if the lease term reflects the company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. Lease liabilities are subsequently measured using the effective interest method. The carrying amount of liability is remeasured to reflect any reassessment, lease modification or revised in-substance fixed payments.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Leases (continued)

The lease term is a non-cancellable period of a lease; periods covered by options to extend and terminate the lease are only included in the lease term if it is reasonably certain that the lease will be extended or not terminated.

Right-of-use assets are measured initially at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received; and

•	any initial direct costs.

Subsequently, the right-of-use assets, are measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for remeasurement of the lease liability due to reassessment or lease modifications.

The right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The amortisation period for the right-of-use assets are as follows:

Sites and Towers	5 - 15 years
Office buildings	5 - 15 years

Payments associated with all short-term leases and low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(g)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive loss. The Group has no indefinite life assets other than goodwill.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 13 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

Contract assets

The Group recognises contract assets from sales commissions and other third-party acquisition incremental costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the contract term or average retention period, depending on the circumstances. These costs were previously expensed when incurred.

Configuration and customisation costs associated with a Software as a Service (SaaS) cloud arrangement

These costs are capitalised as an intangible asset and expensed over the SaaS term if the costs meet the definition of an intangible asset. If not, the costs are expensed when the configuration services are delivered.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 - 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 - 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

First full installation costs to customer premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. After the ‘first full install’, subsequent installations are assessed to determine whether they meet the criteria for capitalisation, otherwise they are expensed as incurred.

All set top boxes and modems remain the property of the Group and are treated as Customer Premises Equipment which are capitalised and depreciated over a 3 year period from date of installation.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For inventories intended to be sold in promotional offers calculation of net realisable value takes into account future margin expected from telecommunications services, with which the item of inventories is offered.

(j)	Cash and cash equivalents and Restricted deposits

Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with financial institutions, and other short term highly liquid investments with original maturities of three months or less value (excluding amounts held in debt reserve or interest escrow), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Funds that do not meet the criteria to be classified as cash and cash equivalents are presented in a separate line on the balance sheet. Restricted deposits relate to balances with restrictions on access placed on them which change the nature of the deposit such that it does not meet the definition of cash. These are not available for use by the Group and mainly include amounts held in escrow accounts for financing and investing activities.

Restricted deposits relating to financing activities are classified in the cash flow statement as a financing cash flow. Otherwise, the amounts are classified as operating or investing depending on the nature of the transaction.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Refer to 2(l) for accounting policy in relation to impairment.

(l)	Investments and other financial assets

(i)	Classification

The Group classifies its financial assets in the following IFRS 9 measurement categories:

•	those measured subsequently at fair value through profit or loss; and

•	those measured at amortised cost.

Management determines the classification of its financial assets at initial recognition.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost have cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on settlement date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value. For a financial asset which is not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset are also included. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

The Group’s financial assets at amortised cost include trade receivables, receivables from related parties, loans to related parties and loans to associates.

Equity instruments

The Group measures all equity investments at fair value through profit or loss (FVPL). Changes in the fair value of equity instruments are recognised in other gains/(losses) in the statement of comprehensive loss. The Group has not elected to classify as FVOCI and therefore fair value changes are recognised in profit or loss. Dividends are recognised in profit or loss when the company’s right to receive payments is established.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(iv)	Impairment of financial assets

Impairment losses for trade receivables, intercompany receivables and contract assets are recognised based on the simplified approach permitted by IFRS 9 which requires lifetime expected credit losses to be recognised from the initial recognition of the receivables. Therefore, the Group does not track changes in credit risk. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk (including customer type) and aging. Contract assets have similar risk characteristics to the trade receivables for similar types of contracts. The Group establishes a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to its customers and the economic environment. Accounts receivable may be fully provided for when specific collection issues are known to exist.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit and impairment losses on balances due from its parent companies are presented on the face of the statement of comprehensive loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery which is generally when receivables are past due for more than one year and are not subject to enforcement activity. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments within a reasonable timeframe considering the specific circumstances around the customer/s and the trade receivable or contract asset.

(m)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive loss for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

(n)	Customer loyalty scheme

The Group operates a customer loyalty scheme in which subscribers accumulate points based on services used which can be redeemed for airtime or to purchase handsets from authorised dealers. A portion of the transaction price is allocated to the loyalty points awarded to customers based on relative stand-alone selling price and recognised as a contract liability until the points are redeemed. Revenue is recognised upon redemption of products by the customer. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a periodic basis and any adjustments to the contract liability balance are charged against revenue.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables, contract liabilities and financial guarantee contracts.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds, net of directly attributable transaction costs. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method (EIR). Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation and foreign exchange gains or losses are included as finance costs in the statement of comprehensive loss.

When a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Contract liabilities

Contract liabilities comprise the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the end customer or the amount is due.

(p)	Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the amount determined in accordance with the expected credit loss model under IFRS 9, Financial Instruments.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments required under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Employee benefits

Short term obligations

Liabilities for salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as within trade and other payables in the balance sheet.

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Bonus plans

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the financial performance of Group after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(s)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

(t)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

b)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs of disposal calculations. These calculations require the use of judgement and estimates. Key estimates used in the value of use calculations include discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash-generating unit. The estimates can have a material impact on the amount of any goodwill impairment. Refer to Note 13.

c)	Bundling of products and services

In bundling of products and services, identifying performance obligations and determining the stand-alone selling prices requires management judgment. Revenue is allocated between the goods and services identified as a separate performance obligation based on their relative stand-alone selling price. The stand-alone selling price determined for goods or services may impact the timing of the recognition of revenue. Determining the stand-alone selling price of each performance obligation can require complex estimates if those are not directly observable. The Group’s estimation of stand-alone selling prices that are not directly observable are mainly based on expected cost plus a margin.

d)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

e)	Litigation

The Group exercises judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

f)	Income taxes

The Group’s tax charge is based on tax laws and regulations in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, we believe our estimates, assumptions and judgements are reasonable, but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

g)	Distributor arrangements

The Group has arrangements with distributors where handsets can be purchased from the manufacturer and sold to dealers by distributors.

To determine whether the entity’s performance obligation is to provide the specified goods itself or to arrange for those goods to be provided by the supplier, the entity identifies the specified good or service to be provided to the customer and assesses whether it controls that good or service before the good or service is transferred to the customer. Digicel concluded that it does not control the handsets before they are transferred to customers.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they procure and sell handsets to the authorised dealer network.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

The Group considers the following indicators, which provide further evidence that it does not control the specified goods before they are transferred to the customers:

•	the distributor is primarily responsible for fulfilling the promise to provide the goods to the customer. The distributor is primarily responsible for providing the handsets to dealers and fulfilling orders. Digicel is neither obliged to provide goods if the distributor fails to transfer the goods to the customer, nor responsible for the acceptability of the goods. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors.

•	Digicel does not take inventory risk at any time before or after the goods are transferred to the customer. Digicel does not commit itself or obtain the goods from the supplier before the goods are purchased by the customer and does not accept responsibility for any damaged or returned goods. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors.

Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognise revenue on the sales of handsets by the distributors.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

4.	Interest in other Entities

The Group has operations in the Caribbean and Central America.

Material subsidiaries

The Group’s principal subsidiaries are set out in the table below:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Unigestion Holding S.A (trades as Digicel Haiti)	Haiti	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel S.A. de CV (trades as Digicel El Salvador)	El Salvador	100%	100%
Telecommunications (Bermuda & West Indies) Limited (trades as Digicel Bermuda)	Bermuda	100%	100%
U-Mobile (Cellular) Inc. (trades as Digicel Guyana)	Guyana	100%	100%
Digicel (Grenada) Limited (a)	Grenada	100%	100%
Digicel (St. Lucia) Limited (a)	St. Lucia	100%	100%
Digicel (SVG) Limited (a)	St. Vincent	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Digicel French Caribbean SAS (b)	France	100%	100%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%

(a)	These entities together comprise East Caribbean for the purposes of our reportable segment. Digicel has a 91.02% holding in Digicel OECS Limited, which is the immediate parent company of these entities.

(b)	Digicel French Caribbean SAS (‘French West Indies’) comprises Digicel’s operations in French Guiana, Guadeloupe and Martinique.

Joint operation

A subsidiary has a 50% interest in a joint operation called Madiacom which was set up to provide telecommunication infrastructure services to its two shareholders. The principal place of business is in the French West Indies.

5.	Segment Reporting

Management has determined the operation segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors examines the Group’s performance from a geographic and service perspective and assesses the performance of the operating segments based on the segment results. The Group defines segment results to be net profit (loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and tangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	454,969	-	1,800,149
Inter-segment revenue	(790)	(81)	-	-	-	-	-	-	(35,710)	-	(36,581)
External revenue	283,387	325,284	276,278	127,440	79,894	84,262	103,171	64,593	419,259	-	1,763,568
Segment result	97,874	143,665	162,495	27,801	11,133	34,239	62,006	20,669	177,709	(19,385)	718,206
Depreciation, amortisation and impairment of property, plant and equipment / intangible assets											(614,845)
Change in impairment of amounts due from parent company											25,510
Other gains/losses not included in segment result											30,968
Operating profit											159,839
Finance income											369
Finance costs											(302,142)
Change in guarantee liability											125,792
Share of loss from associates and joint venture											(41)
Loss before taxation											(16,183)
Taxation											(57,614)
Net loss											(73,797)
Cash and cash equivalents	7,918	4,596	4,893	7,553	4,254	1,082	6,603	1,745	33,445	87,137	159,226
Other current assets											351,420
Non-current assets											1,983,569
Total assets											2,494,215
Capital expenditure	41,937	58,514	24,366	20,104	14,289	6,128	8,155	7,696	74,409	-	255,598
Depreciation and amortisation	66,799	74,482	47,877	17,129	27,429	13,062	10,374	13,530	70,522	-	341,204
Impairment of property, plant and equipment and intangible assets	256,422	104	-	4,031	-	-	-	-	13,084	-	273,641

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	438,743	-	1,819,744
Inter-segment revenue	(1,667)	(311)	-	-	-	-	-	-	(37,808)	-	(39,786)
External revenue	331,369	317,017	261,252	154,142	78,401	79,808	97,872	59,162	400,935	-	1,779,958
Segment result	160,195	129,060	144,563	38,327	13,594	30,003	61,708	18,122	180,062	(18,556)	757,078
Depreciation, amortisation and impairment of property, plant and equipment / intangible assets											(348,684)
Change in impairment of amounts due from parent company											(178,730)
Other gains/losses not included in segment result											(84,551)
Operating profit											145,113
Finance income											225
Finance costs											(273,132)
Change in guarantee liability											(1,143)
Share of profit from associates and joint venture											1,456
Loss before taxation											(127,481)
Taxation											(81,594)
Net loss											(209,075)
Cash and cash equivalents	10,159	4,737	4,755	8,271	1,514	2,626	2,068	5,650	57,052	68,533	165,365
Other current assets											310,206
Non-current assets											1,950,888
Total assets											2,426,459
Capital expenditure	45,830	51,163	19,809	26,627	23,733	4,525	20,976	5,181	76,103	-	273,947
Depreciation and amortisation	34,581	71,676	52,174	25,493	28,280	14,620	9,413	10,744	72,742	-	319,723
Impairment of property, plant and equipment and intangible assets	-	-	-	-	-	-	-	-	28,961	-	28,961

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

6.	Revenues

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets.

	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
2023	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	239,803	221,632	172,768	90,198	62,707	34,815	95,532	45,666	222,649	1,185,770
Digicel Business	12,916	45,170	21,142	21,872	5,849	22,431	4,008	11,599	77,678	222,665
Home & Entertainment	-	47,588	73,118	-	-	21,385	-	4,278	61,714	208,083
Other	29,718	6,725	4,314	3,665	1,408	323	2,604	1,218	43,214	93,189
Service revenue	282,437	321,115	271,342	115,735	69,964	78,954	102,144	62,761	405,255	1,709,707
Handset and other equipment	1,740	4,250	4,936	11,705	9,930	5,308	1,027	1,832	13,133	53,861
Total revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	418,388	1,763,568

	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
2022	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	295,117	218,677	165,506	111,917	63,459	33,532	90,917	42,591	214,850	1,236,566
Digicel Business	12,941	39,333	18,936	23,711	5,202	22,172	2,369	12,455	65,274	202,393
Home & Entertainment	-	40,239	70,157	-	-	20,422	-	1,888	58,382	191,088
Other	22,463	13,971	3,425	3,383	1,742	354	3,231	1,738	47,230	97,537
Service revenue	330,521	312,220	258,024	139,011	70,403	76,480	96,517	58,672	385,736	1,727,584
Handset and other equipment	2,515	5,108	3,228	15,131	7,998	3,328	1,355	490	13,221	52,374
Total revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	398,957	1,779,958

Revenues in current year totaling $54,965,000 (2022 - $59,727,000) were included in the contract liabilities at the beginning of the year.

The aggregate transaction price allocated to the remaining performance obligations that are unsatisfied or partially unsatisfied as at 31 March 2022 is $74,280,000 (2022 - $77,824,000). The Group is expecting to recognise this revenue within 1-5 years.

Equipment sales include revenue from handsets and business solutions equipment.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

7.	Impairment of Amounts due from Parent Companies.

2023	2022
$’000	$’000
25,509	(178,730)

The Group provides funding to its parent companies for their debt service obligations and other costs. A lifetime expected credit loss was recognised in relation to amounts from the parent company. The credit in the year ended 31 March 2023 reflects recovery of balances due from parent company that were previously impaired.

8.	Finance Income and Costs

	2023	2022
	$’000	$’000
Finance income:
Interest income	369	225
Finance costs:
Interest expense on loans and licence related debt	(244,558)	(216,522)
Interest expense on leases	(36,256)	(42,682)
Amortisation of debt discount and financing fees	(5,442)	(5,483)
Debt restructuring fees expensed in the year	(6,224)	-
Other finance related costs	(5,417)	(6,655)
Foreign exchange loss on loans (Note 9)	(4,245)	(1,790)
	(302,142)	(273,132)

9.	Net Foreign Exchange Loss

	2023 $’000	2022 $’000
Foreign exchange loss on loans (Note 8)	(4,245)	(1,790)
Other foreign exchange losses (Note 10)	(49,665)	(74,221)
	(53,910)	(76,011)

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

10.	Analysis of Expenses

	2023 $’000	2022 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	101,840	112,312
Subscriber acquisition costs	73,632	73,479
Dealer margins and card production costs	66,449	70,069
Data and roaming charges	18,716	28,745
USO levies and call taxes	38,927	34,885
Cable, Broadband & Other direct operating costs	91,027	98,871
	390,591	418,361
Other operating expenses:
Network and IT costs	267,095	236,250
Advertising and promotion	39,622	39,552
External and other services	56,774	51,642
Impairment of financial assets (Note 31(c))	11,024	21,858
Other expenses	9,664	(2,030)
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(2,985)	3,241
Other foreign exchange losses (Note 9)	49,665	74,221
Restructuring costs – non-staff related	18,923	-
	449,782	424,734

	2023 $’000	2022 $’000
Other income:
Orange litigation gain	110,420	-

The principal element of an initial award of €160 million for principal and interest received in the year ended 31 March 2021 from Orange S.A. was confirmed by the Court of Cessation on 1 March 2023 and $110.4 million has been recognised as other income. The interest element of the proceeds from the award are still subject to appeal and, accordingly, the provision has been retained until the appeal has concluded (See Note 30 for further details). The amounts noted above are Digicel’s share as the total award of approximately €250 million was shared with the original owners of the French West Indies business.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

11.	Staff Costs

	2023	2022
	$’000	$’000
Salaries	217,656	215,565
Statutory contributions	17,974	17,505
Pension contribution (Note 29)	6,265	4,900
Employee profit share scheme	19,151	3,408
Termination costs	2,716	8,610
Other	20,678	14,348
	284,440	264,336

The increase in the employee profit share is a result of the Orange litigation gain (Note 10) and is solely for French West Indies employees.

12.	Taxation

DIFL is incorporated in St. Lucia and is subject to corporate taxation. St. Lucia introduced a territorial tax regime from July 2021 where the rate is 0% on foreign sourced income and 30% on income sourced within St. Lucia.

The Group’s subsidiaries incorporated in Bermuda, the Cayman Islands, Turks and Caicos, British Virgin Islands and Anguilla are not liable to corporate income taxation under the tax laws of the respective jurisdictions.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

12.	Taxation (Continued)

Digicel Caribbean Limited (DCL) earns royalty income from Group companies. Where the income of DCL is earned from CARICOM countries, this income is relieved from taxation in Barbados. All other income of DCL is taxed in Barbados under the prevailing rates which currently range from 1% to 5.5%.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:

	2023	2022
	$’000	$’000
Current income tax	86,596	80,220
Prior year under/(over) provision	5,671	(5,898)
Deferred taxation (Note 20)	(50,649)	(6,644)
Withholding tax	15,996	13,916
Tax charge	57,614	81,594

The tax on the Group’s loss before taxation differs from the theoretical amount that would arise as follows:

	2023	2022
	$’000	$’000
(Loss)/Profit before tax, net
- operating companies	184,207	341,591
- holding companies	(200,390)	(469,072)
Group loss before tax	(16,183)	(127,481)
Tax calculated at domestic tax rate applicable to profits in the respective countries	9,388	56,249
Effect of:
Expenses not deductible for tax purposes	11,925	6,911
Income in taxable jurisdictions not subject to tax	(3,758)	(2,806)
Adjustments for current tax of prior periods	5,673	(1,311)
Utilisation of tax losses not previously recognised	1,175	-
Adjustment for deferred tax of prior periods	8,084	(5,244)
Current year tax losses for which no deferred income tax asset was recognised	1,894	6,272
Withholding tax	15,513	13,916
Other	7,720	7,607
Actual tax charge	57,614	81,594

The decrease in profit before tax in operating companies and the consequent reduction in tax calculated at domestic tax rate applicable to profits are both primarily driven by the underlying performance and application of IAS 29 related to the Haiti operations.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets

	Goodwill	Licences	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	227,422	475,126	86,004	89,299	20,088	139,170	1,037,109
Accumulated amortisation	-	(297,848)	(72,996)	(72,695)	(12,044)	(120,756)	(576,339)
Net book value	227,422	177,278	13,008	16,604	8,044	18,414	460,770

At 31 March 2022
Cost	205,984	426,967	57,936	87,192	18,137	152,235	948,451
Accumulated amortisation	-	(285,597)	(40,455)	(72,944)	(11,574)	(135,123)	(545,693)
Net book value	205,984	141,370	17,481	14,248	6,563	17,112	402,758
Year ended 31 March 2022
Opening net book amount	227,422	177,278	13,008	16,604	8,044	18,414	460,770
Additions	835	4,491	10,011	-	117	14,590	30,044
Disposals	-	(133)	-	-	-	-	(133)
Impairment	(4,399)	-	-	-	-	-	(4,399)
Amortisation	-	(19,957)	(12,623)	(2,214)	(1,340)	(15,903)	(52,037)
Reclassification and transfer	-	899	5,736	-	-	-	6,635
Translation difference	(17,874)	(21,208)	1,349	(142)	(258)	11	(38,122)
Closing net book value	205,984	141,370	17,481	14,248	6,563	17,112	402,758

At 31 March 2023
Cost	198,680	521,221	71,687	69,875	17,788	157,439	1,036,690
Accumulated amortisation	-	(300,799)	(43,645)	(49,478)	(11,006)	(142,199)	(547,127)
Net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563
Year ended 31 March 2023
Opening net book amount	205,984	141,370	17,481	14,248	6,563	17,112	402,758
Application of IAS 29	93,844	33,568	51	-	-	-	127,463
As restated 1 April 2022	299,828	174,938	17,532	14,248	6,563	17,112	530,221
Additions	-	90,594	18,163	-	5	14,226	122,988
Impairment	(101,575)	(24,966)	(101)	-	-	-	(126,642)
Amortisation	-	(28,900)	(9,079)	(1,975)	(1,501)	(15,823)	(57,278)
Reclassification and transfer	-	16,495	1,805	-	-	-	18,300
Translation difference	427	(7,739)	(278)	8,124	1,715	(275)	1,974
Closing net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2023	2022
	$’000	$’000
Jamaica	88,693	86,752
Haiti	-	2,714
French West Indies	12,474	13,988
Trinidad & Tobago	16,785	16,785
East Caribbean	10,988	10,988
Curacao	20,785	20,785
Bermuda	17,880	17,880
Other	31,075	36,092
	198,680	205,984

For the year ended 31 March 2023, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each CGU comprising “Other”) for impairment. Impairment of $101,575,000 was identified in the year primarily related to the full impairment of the IAS 29 uplifted goodwill for Haiti. Haiti impairment was $96,558,000 and there was additional impairment in two other CGUs totaling $5,017,000 partly due to the change in discount rates. The remainder of the movement in goodwill shown above is due to the net impact of foreign currency translation movements.

The cash flow projections used in the value in use calculations are based on financial budgets approved by management and the Board for a one-year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The present value of the expected future cash flows from the CGU is discounted based upon the estimates of the weighted average cost of capital for each CGU. Assumptions are based on past performance and management’s expectations for the future. When the value in use model resulted in the recoverable amount being lower than the carrying value of CGUs, management determined the fair value less costs of disposal (FVLCD) of the CGUs. FVLCD is determined using recent telecom transaction benchmarks as well as trading comparables (Level 2 hierarchy).

Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate at March 2023	Discount Rate at March 2022
Jamaica	0%	48%	10%	19.9%	13.0%
Haiti	2%	29%	10%	26.5%	23.5%
French West Indies	1%	29%	6%	7.6%	3.6%
Trinidad & Tobago	2%	58%	10%	14.1%	6.0%
East Caribbean	2%	40%	10%	15.2%	6.5%
Curacao	1%	41%	10%	13.1%	5.7%
Bermuda	3%	41%	10%	14.9%	5.6%
Other	0% - 3%	4% - 61%	2% - 10%	10.4% - 19.9%	4.9% - 13.0%

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant and Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	62,856	21,844	716,588	2,428,980	78,907	33,268	357,988	3,700,431
Accumulated deprecation	(14,591)	(19,627)	(324,744)	(1,642,014)	(62,733)	(27,803)	(81,927)	(2,173,439)
Net book value	48,265	2,217	391,844	786,966	16,174	5,465	276,061	1,526,992

At 31 March 2022
Cost	55,965	18,055	681,781	2,035,421	73,571	22,596	385,891	3,273,280
Accumulated deprecation	(12,740)	(16,897)	(277,335)	(1,331,062)	(61,381)	(17,985)	(121,747)	(1,839,147)
Net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133

Year ended 31 March 2022
Opening net book value	48,265	2,217	391,844	786,966	16,174	5,465	276,061	1,526,992
Additions	-	58	209,051	26,195	409	1,115	52,838	289,666
Disposals	-	-	(727)	(4,397)	-	(77)	(416)	(5,617)
Impairment	-	-	(24,562)	-	-	-	-	(24,562)
Charge for the year	(871)	(1,205)	(27,578)	(185,316)	(4,039)	(1,481)	(47,196)	(267,686)
Reclassification and transfer	-	-	(124,902)	118,267	-	-	-	(6,635)
Effect of change in estimate	-	-	12,038	-	-	-	-	12,038
Translation differences	(4,169)	88	(30,718)	(37,356)	(354)	(411)	(17,143)	(90,063)
Closing net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133
At 31 March 2023
Cost	92,777	15,713	1,093,821	3,045,121	90,627	40,592	415,479	4,794,130
Accumulated deprecation	(55,635)	(15,246)	(744,118)	(2,316,437)	(79,958)	(27,204)	(174,056)	(3,412,654)
Net book value	37,142	467	349,703	728,684	10,669	13,388	241,423	1,381,476

Year ended 31 March 2023
Opening net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133
Application of IAS 29	19,730	-	108,411	60,580	8	779	16,459	205,967
Restated at 1 April 2022	62,955	1,158	512,857	764,939	12,198	5,390	280,603	1,640,100
Additions	-	-	229,219	-	-	13,592	30,742	273,553
Disposals	-	-	(2,597)	(173)	(73)	(2,927)	(2,847)	(8,617)
Impairment	(15,011)	-	(72,116)	(49,659)	(7)	(573)	(9,633)	(146,999)
Charge for the year	(1,013)	(708)	(61,903)	(158,931)	(4,712)	(1,725)	(54,934)	(283,926)
Reclassification and transfer	(5,353)	19	(216,697)	200,511	3,289	(69)	-	(18,300)
Effect of change in estimate	-	-	(1,340)	-	-	-	-	(1,340)
Translation differences	(4,436)	(2)	(37,720)	(28,003)	(26)	(300)	(2,508)	(72,995)
Closing net book value	37,142	467	349,703	728,684	10,669	13,388	241,423	1,381,476

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment (Continued)

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long term loans (Note 19).

The recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	203,485	224,331
Office buildings	30,039	33,881
Other	7,899	5,932
	241,423	264,144

The depreciation related to the recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	43,179	34,699
Office buildings	9,275	10,425
Other	2,480	2,072
	54,934	47,196

15.	Investments in Associates and Joint Venture

$’000
At 31 March 2021	8,196
Repayment of loan	(1,000)
Share of profit	1,456
At 31 March 2022	8,652
Addition	200
Repayment of loan	(1,000)
Share of loss	(41)
At 31 March 2023	7,811

16.	Prepayments and Other Non-current Assets

	2023 $’000	2022 $’000
Prepayments	24,352	35,636
Other	4,165	3,138
	28,517	38,774

Prepayments include amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 28(b).

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

17.	Accounts Receivable and Prepayments

	2023	2022
	$’000	$’000
Trade receivables	208,988	207,230
Less: Provision for impairment	(19,562)	(22,740)
	189,426	184,490
Contract assets	20,754	17,129
Prepayments and deposits on equipment	48,156	45,816
Value Added Tax recoverable	11,015	5,429
Deferred dealer margins and card production costs	4,894	4,033
Amounts due from fellow subsidiaries of Digicel Group Holdings Limited	5,990	3,812
Other debtors	39,363	26,140
	319,598	286,849

Expected credit losses for year ended 31 March 2023 and 31 March 2022

The expected credit losses determined are based on the Group’s historical credit losses experienced over a five to two years period prior to the period end. The historical loss rates are between 1% and 5%.

Contract assets

The Group distinguishes between contract assets and trade receivables based on whether receipt of the consideration is conditional on something other than passage of time. Contract assets primarily relate to transactions where the Group satisfies a performance obligation to transfer equipment that is part of a bundle to the customer, but the right to payment for the equipment or the service is dependent on the Group satisfying another performance obligation in the contract and to services that were rendered but not yet billed to the customer at yearend. The contract assets are transferred to trade receivable when the right becomes unconditional, i.e. when only the passage of time is required before payment of consideration is due.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

18.	Cash and Restricted Deposits

	2023	2022
	$’000	$’000
Cash and cash equivalents	159,226	165,365
Restricted deposits, included in current assets	6,388	2,953
Restricted deposits, included in non-current assets	22,021	5,621
	187,635	173,939
Cash and restricted deposits are denominated in the following currencies:
Jamaican dollars	9,899	10,616
Haitian gourdes	4,079	9,010
Trinidad & Tobago dollars	5,275	5,436
Papua New Guinean kina	3,470	3,148
Euro	33,847	45,242
US dollar	113,022	74,256
US dollar pegged currencies	8,024	17,765
Other	10,019	8,466
	187,635	173,939

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases

	2023	2022
	$’000	$’000
Senior secured notes	1,857,234	1,831,902
Senior secured term loans	997,838	1,008,874
	2,855,072	2,840,776
Less: Net unamortised discount and fees	(6,614)	(12,055)
	2,848,458	2,828,721
Lease liabilities	318,346	331,105
Licence related obligations	135,115	72,154
	3,301,919	3,231,980
Accrued interest	60,516	62,698
	3,362,435	3,294,678

Current	114,726	111,818
Non-current	3,247,709	3,182,860
	3,362,435	3,294,678

Senior and Senior Secured Notes

Details of the outstanding notes of the Group are as follows:

Description	Maturity	Interest rate	Outstanding principal amount
			2023 $’000	2022 $’000
DIHL/DIFL 13% 2025 Senior Unsecured Notes	31 December 2025	6.00% cash + 7.00% in kind	380,980	355,649
DIHL/DIFL 2026 Subordinated Notes	31 December 2026	8.00%	250,003	250,002
DIHL/DIFL 2024 Senior Secured Notes*	25 May 2024	8.75%	626,251	626,251
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	600,000	600,000
			1,857,234	1,831,902

* Constituting part of the same series as the existing DHBL/DIFL Senior Secured Notes

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans

	2023 $’000	2022 $’000
Digicel International Finance Limited - Term B USD loan	997,225	1,007,775
Idom Technologies	613	1,099
	997,838	1,008,874

Digicel International Finance Limited

The Term B loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.25% or LIBOR (with a LIBOR floor of 0.0%) plus a margin of 3.25%. They have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing in March 2018 with the balance due in full in May 2024. The last election using LIBOR plus the margin noted above has been agreed for the period through to January 2024.

For all USD loans, DIFL can elect to use either LIBOR or an Alternate Base Rate (‘ABR’). The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

As of 31 March 2023, the DIFL facility is secured by guarantees from and security over the shares and assets of DIFL and subsidiaries whose aggregate EBITDA and assets represent not less than 75% of the DIFL’s consolidated EBITDA and not less than 80% of DIFL’s total assets. DIFL and certain of its subsidiaries also guarantee the 6.75% Senior Notes due 2023.

There are no financial maintenance covenants for DIFL following the repayment of the Term A loan and expiry of the revolving credit facility. DIFL is subject to customary affirmative and negative covenants under the DIFL facility including restrictions on investments, debt, liens, acquisitions and restricted payments.

The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by Digicel Group Holdings Limited and Digicel Limited so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt, if certain scheduled repayments of indebtedness of Digicel Group Holdings Limited and Digicel Limited exceed a threshold specified in the DIFL Facility.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

IDOM Technologies

IDOM Technologies has senior secured facilities with an aggregate principal amount outstanding of $0.6 million as of 31 March 2023.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Licence-related Obligations

License-related obligations comprise long-term payables in respect of telecommunication licenses in various jurisdictions. Amounts are payable in annual instalments and discounted to present value using discount rates ranging from 10.8% to 12%. The remaining license periods range from 1 to 24 years. During the year ended 31 March 2023, New Millennium Telecom Services N.V., trading as Digicel Aruba, agreed new terms for the renewal of its spectrum licenses in Aruba. The total fixed cost of $54.7 million for this license is payable in fixed instalments of $5.5 million per year through to 2033.

Movement in Long Term Loans and Leases:

	Lease liabilities $’000	Loans and other $’000	Total $’000
At 31 March 2021	320,915	2,887,284	3,208,199
Net movement in financing cash flow	(36,083)	(26,914)	(62,997)
Non-cash changes:
Additions	52,838	13,615	66,453
PIK interest	-	23,647	23,647
Interest accretion	-	2,503	2,503
Amortised discount and fees including fees expensed	-	5,483	5,483
Surrender of Leases/Licenses	(4,115)	(93)	(4,208)
Foreign exchange movements	(2,450)	(4,650)	(7,100)
At 31 March 2022	331,105	2,900,875	3,231,980
Net movement in financing cash flow	(36,644)	(38,331)	(74,975)
Non-cash changes:
Additions	30,742	86,047	116,789
PIK interest	-	25,331	25,331
Interest accretion	-	3,683	3,683
Amortised discount and fees including fees expensed	-	5,442	5,442
Surrender of Leases/Licenses	(5,235)	-	(5,235)
Foreign exchange movements	(1,622)	526	(1,096)
At 31 March 2023	318,346	2,983,573	3,301,919

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction.

Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2023	2022
	$’000	$’000
Asset at 1 April	32,539	29,004
Application of IAS 29	(74,271)	-
Restated (Liability)/Asset at 1 April	(41,732)	29,004
Credited to the consolidated statement of comprehensive loss (Note 12)	50,649	6,644
Translation differences	(2,463)	(3,109)
Asset at 31 March	6,454	32,539
Comprising:
Deferred income tax assets	54,031	60,549
Deferred income tax liabilities	(47,577)	(28,010)
	6,454	32,539

Deferred income tax assets and liabilities are attributable to the following items:

	2023	2022
	$’000	$’000
Deferred income tax assets:
Unrealised exchange losses	3,918	20,240
Interest payable	10,103	3,449
Temporary differences on asset depreciation	18,809	23,754
Impairment provision as per IFRS 9	2,247	3,192
Tax losses carried forward	2,492	1,692
Lease liabilities	10,129	7,480
Other provisions	11,205	11,494
	58,903	71,301
Deferred income tax liabilities:
Accelerated tax depreciation	48,108	31,658
Fair value of acquired intangibles and property, plant and equipment	228	2,967
Other temporary differences	4,113	4,137
	52,449	38,762
Net asset at 31 March	6,454	32,539

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation (Continued)

The amounts shown in the balance sheet include the following:

	2023	2022
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	42,306	47,532
Deferred tax liabilities to be settled after more than 12 months	57,876	36,786

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $23,415,000 (2022: $4,600,000).

21.	Trade and Other Payables

	2023	2022
	$’000	$’000
Trade payables	96,270	82,150
Accrued liabilities	198,584	182,706
Contract liabilities	61,229	54,965
Subscriber deposits	13,548	14,556
Statutory creditors	48,442	29,402
Other	26,956	30,553
	445,029	394,332

Contract liabilities

	2023	2022
	$’000	$’000
Current portion	61,229	54,965
Non-current portion (Note 23)	13,051	22,859
	74,280	77,824

Contract liabilities are recorded when consideration is received in advance of the delivery of goods or services. Reductions in the contract liability will be recorded as we satisfy the performance obligations.

Contract liabilities primarily relate to deferred revenues such as prepaid cards and prepaid subscriptions on cable and other telecommunication services. Contract liabilities also consist of advanced payments from customers from our business solution offerings and indefeasible rights of use (IRUs) contracts.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

22.	Financial Guarantee

	2023	2022
	$’000	$’000
Financial guarantee of bonds issued by Digicel Limited	-	125,792

As at 31 March 2023, the Company and certain of its subsidiaries are guarantors in respect of the $925 million 6.75% Senior Notes due 1 March 2023 issued by Digicel Limited, an intermediate parent company.

The liability above is in respect of the $925 million 2023 Notes. The liability recognised represents the expected credit loss (ECL) under IFRS 9 in respect of this guarantee. Management’s estimate of the ECL in the prior year is a probability-weighted amount involving consideration of multiple scenarios including default scenarios. Default probabilities are derived from on third party data based on the ratings of the respective bonds.

The earliest expected period in which the Company and certain of its subsidiaries could have been called to repay the outstanding principal Notes of Digicel Limited was 1 March 2023 on the $925 million 6.75% Senior Notes. The guarantee was not called and the Group has agreed a restructuring support agreement. Accordingly, the fair value of the financial guarantee was reversed in full. See Note 33 Subsequent Event.

The change in the financial guarantee recognised in the statement of comprehensive loss is a gain of $125.8 million (2022 – $1.14 million loss).

23.	Other Long Term Liabilities

	2023	2022
	$’000	$’000
Contract liabilities	13,051	22,859
Other liabilities	6,696	23,209
	19,747	46,068

24.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 31 March 2021	265	60,744	188,235	249,244
Utilised during the year	(134)	(9,337)	(685)	(10,156)
Provided during the year	63	17,590	1,606	19,259
Translation difference	-	(3,051)	(10,343)	(13,394)
At 31 March 2022	194	65,946	178,813	244,953
Utilised during the year	(162)	(10,735)	(126,621)	(137,518)
Provided during the year	27	6,161	4,852	11,040
Translation difference	-	(9,526)	(3,708)	(13,234)
At 31 March 2023	59	51,846	53,336	105,241

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

24.	Provisions (Continued)

	2023	2022
	$’000	$’000
Analysis of total provisions:
Non-current	52,168	243,315
Current	53,073	1,638
	105,241	244,953

a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the company’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located. These costs are expected to be incurred between 2029 and 2034, however there is a possibility that restoration will not take place until after this period. The provision is estimated using existing technology, at current prices, and discounted using a real discount rate of 6-19% (2022: 4-17%) based on the country.

c)	Other

Other includes $50.6 million (€46.5 million) for Digicel’s share of the interest element of an initial award of €160 million representing Digicel’s share of net cash proceeds for principal and interest received during the year ended 31 March 2021 from Orange S.A. (see Note 30). The principal element of the award was confirmed by the Court of Cessation on 1 March 2023 and Digicel’s share less related costs of $110.4 million has been recognised in other income (see Note 10). The interest element of the proceeds from the award are still subject to appeal and, accordingly, a provision has been retained for the amounts received until the appeal is concluded.

Remaining provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

25.	Share Capital

	2023	2022
Authorised, issued and fully paid	$’000	$’000
10,000,000 common shares of $1.00 each	10,000	10,000

26.	Non-Controlling Interests

	2023	2022
	$’000	$’000
At beginning of year	46,711	44,489
Share of net profits	7,936	6,848
Dividends to non-controlling interests	(2,525)	(5,179)
Acquisitions	114	553
Translation	(992)	-
At end of year	51,244	46,711

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

27.	Key Management Compensation and Related Party Transactions

During the year, the Group had the following transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2023	2022
	$’000	$’000
Key management compensation:
Salaries and other short term benefits	14,362	10,733
Long term incentive plan	4,218	6,791
DPL sale completion bonus	8,000	-
	26,580	17,524
Related party transactions:
Long term incentive plan and DPL sale completion bonus	3,666	989
Reimbursed expenses	398	165
Other fees	250	279
Financing fees	8,292	300
Office rental	4,074	4,074
Aircraft costs	10,344	8,332
Construction and maintenance fees	18,369	11,733
	45,393	25,872

Management compensation comprises salaries and other short-term employee benefits payable to directors and key management. The long term incentive plan (“LTIP”) cost is the accrued amounts for participants in the LTIP. Final payments will be determined based on results for the year ending 31 March 2023. Inputs into the calculation include EBITDA and Net Debt. The maximum payout possible under the LTIP is estimated at $29 million for directors and key management.

The Group has been charged $398,000 (2022: $165,000) by Island Capital Management Services Limited, (a company controlled by Mr. Denis O’Brien) in respect of expenses paid on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

The Group has been charged other fees of $250,000 (2022: $279,000) by Island Capital Management Services Limited mainly in respect of office rental, staff and related costs.

The Group has engaged the services of Island Capital Management Services Limited to assist the Group in raising debt, debt restructuring and other financings. Retainer Fees of $1,292,000 per annum were paid in the year ended 31 March 2023 (2022: $300,000). The retainer fee payable in 2023 was amended to reflect the additional services provided by Island Capital related to the current debt restructuring. In addition, a completion fee of $7,000,000 was paid in connection with the disposal of the Pacific business during the year ended 31 March 2023.

The Group, through its subsidiary, Digicel (Jamaica) Limited, leased the Group’s headquarter offices in Kingston, Jamaica from Onnut Property Holdings (Jamaica 1) Limited (“Onnut”), a company affiliated with Mr. O’Brien and previously a related party. The lease arrangement was for a period of 20 years from April 2016 with initial rental charges of $3.88 million per annum fixed for the first five years. In the year ended 31 March 2022 the rental charges were increased by 5%, to $4.074 million per annum in accordance with the terms of the lease arrangement.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

27.	Key Management Compensation and Related Party Transactions (Continued)

AC Executive Aviation Services manages an airplane owned by a company controlled by Mr. Denis O’Brien, and provides the Group with the use of this airplane on an as needed basis. Rental charges of $10,344,000 (2022: $8,332,000) have been charged by this company.

The Group has engaged Actavo (St. Lucia) Limited and its subsidiaries (Actavo), formerly Sierra Support Services (St Lucia) Limited, to install and maintain a fibre optic network and other network facilities operated by the Group across six markets. Actavo secures the business from Digicel through a competitive tender process involving other vendors. Actavo is affiliated with Mr. O’Brien through his shareholding. The Group was charged $18,369,000 (2022: $11,733,000) during the year mainly relating to maintenance and network expansion in Trinidad, Jamaica, Barbados and BVI.

During the year, a number of directors agreed to purchase shares in Prism Financial Services Holdings Limited at fair value. The total consideration received was $4,069,000 for 8% of the issued share capital of this company.

28.	Commitments

(a)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $91.4 million (2022: $123.3 million).

(b)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $64.3 million (2022: $110.4 million) over the lifetimes of these agreements.

(c)	Programming rights commitments

Programming rights contracted for at the balance sheet date but not recognised in the financial statements is $8.0 million (2022: $19.1 million).

29.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $6,265,000 (2022: $4,900,000).

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation

The Group is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. Outlined below are the details of any material cases outstanding.

Contingent Liabilities:

a)	Digicel Guyana Constitutional Challenge - Digicel filed a suit in Guyana in 2009 challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which GT&T exercised. This matter was heard by the Chief Justice who retired before handing down a decision. The Courts are now in the process of arranging a re-hearing. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity of the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana. While GT&T has not particularised the amount of its claim, it is understood to be likely to be in the region of US$50 million. Digicel disputes this position. In September 2022, the Guyana Court dismissed several of GT&T’s claims for damages, but these decisions are the subject of on-going appeals by GT&T. The telecommunications market in Guyana was liberalised in late 2020 and therefore these cases relate to historical matters and do not have any bearing on the regulation of the market going forward.

b)	French West Indies – In June 2013, Outremer Telecom (“OMT”) filed a claim against Digicel before the commercial court seeking an award of damages to compensate for the alleged harm it suffered as a result of an abuse of dominant position carried out by Digicel in the French West Indies.

OMT initially claimed an award of €1 million as damages as a result of the alleged practice. In May 2018, OMT and Digicel were ordered by the Court to disclose information and data related to their respective activities. In October 2020, OMT substantially increased its claim to €29 million. The next hearing is scheduled for 20 September 2023. We are assessing projected legal costs and other considerations with a view to a possible settlement.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Contingent Liabilities: (Continued)

c)	Haiti - Unigestion Holding SA v UPM & Tran – this is a US (Federal District Court Oregon) action commenced by Digicel in relation to UPM’s involvement in bypass activities affecting Haiti. The Defendants filed a counterclaim asserting (among other things) that the bypass is lawful and that to restrict it is a violation of US telecommunications law (in relation to which the Defendant claims approximately US$60 million). After a full trial, Unigestion won a jury award of US$5.4 million in damages and US$4.1 million in punitive damages against UPM and Tran. However, this decision is subject to appeal by UPM, with no formal judgments having been entered yet. On 21 February 2023, UPM filed a complaint to the Federal Communications Commission (FCC) against Digicel Haiti. Digicel Haiti filed its response on 23 February 2023. In effect, the FCC is now seised of the fundamental jurisdictional issues that arise in relation to UPM’s counterclaim. Only a redacted version of the response was filed to the public docket due to confidentiality and privacy purposes. Similarly, a confidentiality request has been filed in order to request for confidential treatment of their response which may contain confidential and sensitive information, especially relating to Digicel Haiti’s current roaming agreements partners in the USA. The FCC’s decision is expected in July 2023. Entry and enforcement of the judgment has been stayed pending the outcome of the FCC litigation.

d)	Haiti - On 6 February 2019, Unigestion was served with notice of a class action in the United States (Federal District Court New York) alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that Unigestion’s collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful including by reason of alleged anti-trust violations. The Court granted Unigestion the motion to dismiss on 11 March 2021. The plaintiffs filed their appellate brief on 1 June 2021 to the Second Circuit Court of Appeals and that was substantially successful with the matter being remitted to the Federal District Court. On 23 May 2022, the plaintiffs were unsuccessful in seeking an injunction restraining Unigestion from collecting the levies. At a subsequent case conference, the District Judge requested that Unigestion now bring forward all outstanding motions to dismiss. Judgment on our renewed application to have these proceedings struck out is still awaited.

Other Litigation:

e)	Proceedings with Orange in the French West Indies - In July 2004, Bouygues Telecom Caraïbe SA, (“Bouygues”), which was acquired by Digicel in 2006 from Bouygues Telecom SA (“BTSA”), sued Orange Caraïbe SA and Orange France SA (“Orange”) before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange’s conduct). The original terms of the sale and purchase agreement stipulated that 50% of any award received by Digicel would be payable to BTSA as the original vendor

In February 2018, following a number of judgments and subsequent appeals by Orange, the Court of Appeal rejected Orange’s application for a stay of provisional enforcement and ordered Orange to pay an award of €346 million into an escrow account maintained by the French State.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Other Litigation: (Continued)

Orange paid €346 million this emount escrow with the Caisse des dépôts et consignations (“CDC”) pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple interest basis).

In June 2020, the Court of Appeal ruled against Orange and ordered them to pay to Digicel an amount of approximately €250 million in damages. Orange appealed that the amount of damages to be paid under the Appeal Ruling should have been approximately €223 million. On 30 September 2020, the Paris Court of Appeal dismissed Orange’s appeal and confirmed its June decision. Following the Appeal Ruling, and subsequent negotiations with BTSA which resulted in the 50% share due to BTSA being reduced to approximately 34%, Digicel received approximately €160 million in the year ended 31 March 2021.

On 1 March 2023, the French Supreme Court confirmed that the amount of the underlying judgment for the principal award was correct but set aside the award of interest.

As a result, Orange has demanded repayment of the total sum of interest previously paid to Digicel (and BTSA). The parties have since filed further appeals to the Court of Appeal, which matters remain pending.

Separately, Digicel has opened without prejudice negotiations with Orange seeking to agree the amount of excess interest (as the parties’ respective calculations do not differ significantly) and potential repayment terms. Digicel is also pursuing engagement with BTSA on its contribution to the excess interest repayment, based on its pro-rata entitlement of the amounts recovered. Therefore, a provision continues to be recognised for the interest proceeds received as the interest amount is still undetermined under the above proceedings.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables and finance leases. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise an investment in Digicel Holdings (Central America) Limited, cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

Board of Directors

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees/departments for managing and monitoring risks, as follows:

(i)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee advises the board of directors on the exercise of its duties regarding remuneration policy, including analysing developments of the Bermuda Companies Act, and preparing proposals for the board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving compensation and benefits policies generally and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

(iii)	Nomination Committee

The Nomination Committee advises the board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management and proposing the profile for the board of directors. It also periodically assesses the scope and composition of the board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including maintaining sufficient undrawn borrowing facilities to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(i)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has cash balances of $159.2 million at 31 March 2023, and actively manages its debt amortisation profile, through periodic restructurings. Refer to Note 33, subsequent events.

(ii)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the maturity profile of the Group’s financial liabilities at 31 March based on contractual undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2023:
Interest bearing borrowings	21	2,733	8,190	2,931,469	-	2,942,413
Interest on borrowings	1	94,755	134,195	187,703	-	416,654
Lease liabilities	6,312	11,545	51,012	224,787	176,932	470,588
Licence related obligations	5,287	1,856	19,953	85,150	94,005	206,251
Trade and other payables	117,510	70,477	133,822	-	-	321,809
Total financial liabilities	129,131	181,366	347,172	3,429,109	270,937	4,357,715

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2022:
Interest bearing borrowings	159	3,010	8,260	2,942,358	-	2,953,787
Interest on borrowings	3	85,772	107,135	372,283	-	565,193
Lease liabilities	5,671	11,001	51,484	230,583	212,634	511,373
Licence related obligations	4,539	648	10,192	43,661	43,763	102,803
Trade and other payables	117,864	73,562	103,981	-	-	295,407
Total financial liabilities	128,236	173,993	281,052	3,588,885	256,397	4,428,563

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian Gourde Euro and Surinamese Dollar. The Haitian Gourde and Surinamese Dollar are currencies of hyperinflationary economies (Note 2). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Foreign currency sensitivity

The following table details the Group’s sensitivity to a change in the currencies to which the Group has significant exposure against the US dollar. The rates below are the sensitivity rates that represent management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their revaluation at the period end for a change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

The table presents the effect of weakening/depreciation/(strengthening) of the relevant currencies relative to the US dollar. A positive number below indicates a decrease/increase in loss/profit before taxation while a negative number indicates an increase/decrease in loss/profit before taxation.

	2023	2023	2022	2022
	Change %	$’000	Change %	$’000
Jamaican Dollar	6	(1,967)	8	(6,477)
Haitian Gourde	18	(2,854)	19	(859)
Euro	3	(1,888)	1	(581)
Surinamese Dollar	32	(1,024)	21	(433)

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as FVOCI in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest-bearing financial assets and interest-bearing financial liabilities. At 31 March 2023: 65% (2022: 64%) of the interest-bearing financial liabilities denominated in United States dollars had a fixed rate of interest.

Interest rate sensitivity

At 31 March 2023, if interest rates on US dollar denominated borrowings had been 100 basis points higher with all other variables held constant, loss before taxation for the year would have been $9,972,000 (2022: $10,178,000) higher, as a result of higher interest expense on floating rate borrowings. If interest rates on US dollar denominated borrowings had been 100 basis points lower with all other variables held constant, loss before taxation for the year would have been $9,972,000 (2022: $10,178,000) lower, as a result of lower interest expense on floating rate borrowings.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s receivables from customers and investment activities. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

(ii)	Accounts receivable and contract assets

Accounts receivable are derived from the provision of telecom services to a large number of customers, including business individuals, governments, distributors as well as telecommunication companies, and the related concentration of credit risk is therefore limited.

One of the most significant individual accounts receivable in any territory relate to the distribution of pre-paid vouchers. The credit risk is partially mitigated with a credit balance, in accounts payable, for fulfilment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default. The Group also manages credit risk by disconnecting services to customers whose accounts are delinquent.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licences are normally issued only to credit worthy companies.

The Group maintains a provision for expected credit losses of trade receivables and contract assets based on its historical loss experience, analysis of the aged receivables, prevailing and anticipated economic conditions and specific customer credit risk. These are determined in each country based on asset groupings.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

At 31 March 2023 and 31 March 2022, the lifetime expected credit loss for trade receivables is as follows:

Expected credit loss	Current	Up to 60 days past due	More than 61 days past due	More than 121 days past due	Total
	$’000	$’000	$’000	$’000	$’000
2023	1,661	3,224	6,101	8,576	19,562
2022	2,614	1,649	4,626	13,851	22,740

No material allowance for expected credit losses related to contract assets was identified.

Movements on the provision for impairment of trade receivables are as follows:

	2023 $’000	2022 $’000
At 1 April	22,740	36,554
Provision for receivables impairment (Note 10)	11,024	21,858
Receivables written off during the year as uncollectible	(13,808)	(35,509)
Foreign exchange movements	(394)	(163)
At 31 March	19,562	22,740

The creation and release of provision for impaired receivables have been included in other expenses in the consolidated statement of comprehensive loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There are no financial assets other than those listed above that were individually impaired.

The following table summarises the Group’s credit exposure for trade receivables at their carrying amounts, as categorised by the customer sector:

	2023 $’000	2022 $’000
Post paid subscribers	57,938	67,517
Other telecom operators	22,100	29,500
Distribution agents and others	128,950	110,213
	208,988	207,230
Less: Provision for impairment	(19,562)	(22,740)
	189,426	184,490

(iii)	Guarantees

As at 31 March 2023, the Company and certain of its subsidiaries have guaranteed external debt of Digicel Limited, an intermediate parent company, totaling $925 million. (See Notes 22 and 33). The Group’s policy is not to provide financial guarantees to any party other than subsidiaries and parent companies.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating.

The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants restricting ability to incur debt including a covenant regarding a limitation on its total debt, which is determined by its profitability, which is defined as Earnings before interest, taxation, depreciation and amortisation (“EBITDA”). For the purposes of covenant testing, the EBITDA for the twelve months preceding the balance sheet date is annualised (“LTM”) and measured in relation to Total Debt. “Total Debt” is comprised of interest-bearing loans and high yield bonds (gross of deferred financing fees) and excludes amounts due on licences and trade and other payables. Both EBITDA and Total Debt are non-GAAP measures that are not governed by IFRS and their definition and calculation may vary from one company to another. EBITDA as defined excludes other non-cash charges and credits to income, such as compensation charges arising under IFRS 2 and foreign exchange gains and losses. The Debt to EBITDA ratios presented below are based on the debt and covenant tests applicable at the balance sheet date.

DIFL’s Senior Secured Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000		2022 $’000
Total Debt (excluding leases)	2,855,072		2,840,919
Lease obligations	318,346		331,105
Total Debt (including leases)	3,173,418		3,172,024

Last twelve months (LTM) EBITDA	718,206		756,979

Senior Secured Debt to EBITDA ratio (excluding leases)	4.0	x	3.8	x
Senior Secured Debt to EBITDA ratio (including leases)	4.4	x	4.2	x

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31. Financial Risk Management (Continued)

(d)	Capital management (continued)

DIFL’s Total Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000		2022 $’000
High yield bonds of Digicel Limited	925,000		925,000
Senior secured debt and other interest-bearing loans	2,855,072		2,840,919
Total Debt (excluding leases)	3,780,072		3,765,919
Lease obligations	318,346		331,105
Total Debt (including leases)	4,098,418		4,097,024
LTM EBITDA	718,206		757,078

Total Debt to EBITDA ratio (excluding leases)	5.3	x	5.0	x
Total Debt to EBITDA ratio (including leases)	5.7	x	5.4	x

There were no changes to the Group’s approach to capital management during the year.

The Company and its subsidiaries complied with all externally imposed capital requirements to which they were subject.

32.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party and balances reflect their approximate fair values due to the short-term nature of these instruments; and

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying value of variable rate loans approximates to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

32.	Fair Value of Financial Instruments (Continued)

The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities	2023 $’000	2023 $’000	2022 $’000	2022 $’000
DIHL/DIFL 2024 Senior Secured Notes	600,000	549,000	600,000	599,250
DIHL/DIFL 2024 Senior Secured Notes	626,251	573,020	626,251	625,468
DIHL/DIFL 2025 Senior Unsecured Notes	380,980	237,875	355,649	354,760
DIHL/DIFL 2026 Subordinated Notes	250,003	53,751	250,002	233,128
	1,857,234	1,413,646	1,831,902	1,812,606

33.	Subsequent Events

(a)	On 29 May 2023, Digicel’s parent company, Digicel Group Holdings Limited (DGHL) announced that it had entered into a restructuring support agreement (the “DGHL RSA”) with an ad hoc group of holders (the “DGHL AHG”) of DGHL’s 8.0% Senior Cash Pay/PIK Notes due 2025 (the “DGHL Unsecured Notes”), and 7.00% PIK Perpetual Convertible Notes (the “DGHL Subordinated Notes” and, together with the DGHL Unsecured Notes, the “Notes” and, the beneficial holders thereof, the “Noteholders”), an ad hoc group of crossover holders who hold DGHL Unsecured Notes, DGHL Subordinated Notes and indebtedness of both Digicel Limited and Digicel International Finance Limited (the “Crossover AHG”), and DGHL shareholder, Denis O’Brien.

The DGHL AHG and the Crossover AHG are material debt holders of DGHL, which at the time of the announcement owned approximately: (i) 82.7% of the DGHL Unsecured Notes and (ii) 84.6% of the DGHL Subordinated Notes. Digicel’s operating companies, which are owned by subsidiaries of DGHL, are not directly impacted by the DGHL RSA.

Upon consummation and subject to the fulfilment of certain conditions precedent, the consensual financial restructuring contemplated in the DGHL RSA (the “Restructuring”) will, among other things, provide the following treatment to the Noteholders:

•	DGHL Unsecured Notes: holders of DGHL Unsecured Notes will receive cash distributions of $163.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain future distributions from the proceeds of the sale of Digicel Pacific Limited (the “Future DPL Sale Proceeds”) and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Unsecured Notes; and

•	DGHL Subordinated Claims: holders of DGHL Subordinated Notes will receive cash distributions of $19.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain distributions from the Future DPL Sale Proceeds and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Subordinated Notes.

In addition, Digicel Limited and certain of its subsidiaries (together, “DL”) will receive cash distributions of $110.2 million, and the terms of certain intercompany balances owed by DGHL to DL will be amended to be limited recourse to an agreed maximum allocation of certain distributions from the Future DPL Sale Proceeds in full and final satisfaction of any claims arising in connection with such intercompany balances.

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

33.	Subsequent Events (Continued)

(a)	(continued)

The DGHL RSA contemplates that the Company will commence a Bermuda scheme of arrangement and U.S. chapter 15 recognition proceedings to implement the Restructuring.

On 27 June 2023, the Group announced that Digicel Limited (“DL” and, together with its subsidiaries, the “DL Group”) and its board of directors had signed a restructuring support agreement (the “DL RSA”) with the Crossover AHG, members of an ad hoc group of Digicel International Finance Limited (“DIFL”) secured lenders (the “DIFL Secured AHG” and Denis O’Brien.

The Crossover AHG and the DIGL Secured AHG are material debt holders of the DL Group and the DL RSA has been executed by holders of approximately 78% of DL’s 6.750% Senior Notes due 2023 (the “DL Notes”), DIFL’s 8.0% Subordinated Notes due 2026 (the “DIFL Subordinated Notes”), DIFL’s 13.0% Senior Cash Pay/PIK Notes due 2025 (the “DIFL Unsecured Notes”), DIFL’s 8.750% Senior Secured Notes due 2024 (“DIFL Secured Notes”), and of the DIFL Term Loans due 2024 (the “DIFL TLB”).

Upon consummation of the transactions contemplated within the DL RSA (the “DL/DIFL Restructuring”) and the transactions contemplated by the DGHL RSA, the Digicel Group’s consolidated debt will be reduced by approximately $1.7 billion, and its annual cash interest expense reduced by approximately $120 million, whilst ensuring sufficient cash to fund operations and investment in key growth areas.

The proposed comprehensive financial restructuring is expected to equitize 100% of the DL Notes and the DIFL Subordinated Notes as well as refinance and extend the maturity of the DL Group’s other funded indebtedness. The DL RSA contemplates that the DL Group will implement the DL/DIFL Restructuring through an exchange offer for its DIFL Subordinated Notes, Bermuda schemes of arrangement (the “Bermuda Schemes”) and U.S. chapter 15 recognition proceedings in respect of the consensual financial restructuring. Consummation of the Bermuda Schemes is subject to required regulatory and other governmental approvals.

(b)	With effect from 11 July 2023, the Company re-domiciled from Saint Lucia to Bermuda and took steps to cease its tax residence in Saint Lucia with effect from that date. Bermuda does not impose any corporate income taxes.

Digicel Limited

Financial Statements

31 March 2023

Report of Independent Auditors

To the Management and the Board of Directors of Digicel Limited

Opinion

We have audited the accompanying consolidated financial statements of Digicel Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of 31 March 2023 and 31 March 2022, and the related consolidated statements of comprehensive (loss)/income, of changes in deficit and of cash flows for each of the three years in the period ended 31 March 2023, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2023 and 31 March 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers
Chartered Accountants
Kingston, Jamaica
24 July 2023

Digicel Limited
Consolidated Statements of Comprehensive (Loss)/Income
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Revenue	6	1,767,146	1,783,435	1,740,230
Operating Costs and Expenses
Direct operating and subscriber acquisition costs	10	(391,955)	(419,784)	(415,983)
Other operating expenses	10	(462,219)	(443,211)	(387,768)
Staff costs	11	(285,901)	(266,430)	(239,348)
Change in impairment of amounts due from parent company	7	90,308	(95,177)	24,132
Other income	10	110,420	-	-
Other losses		(2,864)	(1,041)	(5,670)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	13,14	(639,418)	(347,954)	(371,805)
Operating Profit		185,517	209,838	343,788
Finance income	8	375	225	205
Finance credit arising from debt restructuring		-	-	96,015
Finance costs	8	(371,805)	(338,247)	(333,258)
Share of (loss)/ profit of associates and joint venture	15	(41)	1,456	705
(Loss)/Profit before Taxation		(185,954)	(126,728)	107,455
Taxation	12	(57,859)	(81,983)	(93,933)
Net (Loss)/Profit		(243,813)	(208,711)	13,522
Other Comprehensive (Loss)/Income:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(31,153)	(84,118)	(7,931)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefit obligations		543	1,629	1,604
Total Comprehensive (Loss)/Income:		(274,423)	(291,200)	7,195
Net (Loss)/Profit attributable to:
Owners of the parent		(251,749)	(215,559)	5,338
Non-controlling interests		7,936	6,848	8,184
		(243,813)	(208,711)	13,522
Total Comprehensive (Loss)/Income attributable to:
Owners of the parent		(281,367)	(298,048)	1,576
Non-controlling interests		6,944	6,848	5,619
		(274,423)	(291,200)	7,195

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Limited
Consolidated Balance Sheets
As at 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
ASSETS
Non-Current Assets
Intangible assets	13	489,563	402,759
Property, plant and equipment	14	1,419,279	1,496,475
Investments in associates and joint venture	15	7,813	8,654
Other investments		378	3,489
Deferred taxation	20	54,031	60,549
Prepayments and other non-current assets	16	28,517	38,774
Restricted deposits	18	25,806	14,699
		2,025,387	2,025,399
Current Assets
Accounts receivable and prepayments	17	321,054	288,683
Inventories		25,476	20,460
Restricted deposits	18	11,673	7,088
Cash and cash equivalents	18	165,775	171,616
		523,978	487,847
Total Assets		2,549,365	2,513,246

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Limited
Consolidated Balance Sheets (Continued)
As at 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
LIABILITIES AND DEFICIT	Note	$’000	$’000
Non-Current Liabilities
Long term loans and leases	19	3,251,663	3,199,970
Deferred taxation	20	49,304	29,492
Provisions	23	52,168	243,316
Other long term liabilities	22	19,747	46,068
		3,372,882	3,518,846
Current Liabilities
Trade and other payables	21	449,156	398,250
Provisions	23	58,248	6,813
Taxation payable		100,139	35,479
Long term loans and leases - current portion	19	1,079,907	1,050,152
		1,687,450	1,490,694
Total Liabilities		5,060,332	5,009,540
Equity/(Deficit)
Capital and Reserves Attributable to
Equity Holders of the Company
Share capital	24	1	1
Equity compensation reserve	25	191,580	191,580
Foreign exchange translation reserve		(474,871)	(703,869)
Accumulated deficit		(2,278,921)	(2,030,717)
		(2,562,211)	(2,543,005)
Non-Controlling Interests	26	51,244	46,711
Total Deficit		(2,510,967)	(2,496,294)
Total Liabilities and Deficit		2,549,365	2,513,246

Approved for issue by the Board of Directors on 23 July 2023 and signed on its behalf by:

Denis O’Brien	Chairman	Lawrence Hickey	Vice Chairman

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Limited
Consolidated Statements of Changes in Deficit
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Equity Compensation Reserve $’000	Foreign Exchange Translation Reserve $’000	Accumulated Deficit $’000	Total $’000	Non-Controlling Interests $’000	Total $’000
Balance at 31 March 2020	1	191,580	(614,385)	(1,822,632)	(2,245,436)	44,914	(2,200,522)
Net profit for the year	-	-	-	5,338	5,338	8,184	13,522
Other comprehensive (loss)/income	-	-	(5,366)	1,604	(3,762)	(2,565)	(6,327)
Total comprehensive (loss)/income	-	-	(5,366)	6,942	1,576	5,619	7,195
Dividends to non-controlling interest	-	-	-	-	-	(6,044)	(6,044)
Balance at 31 March 2021	1	191,580	(619,751)	(1,815,690)	(2,243,860)	44,489	(2,199,371)
Net (loss)/profit for the year	-	-	-	(215,559)	(215,559)	6,848	(208,711)
Other comprehensive (loss)/income	-	-	(84,118)	1,629	(82,489)	-	(82,489)
Total comprehensive (loss)/income	-	-	(84,118)	(213,930)	(298,048)	6,848	(291,200)
Acquisition of non-controlling interest (Note 26)				(1,097)	(1,097)	553	(544)
Dividends to non-controlling interest	-	-	-	-	-	(5,179)	(5,179)
Balance at 31 March 2022	1	191,580	(703,869)	(2,030,717)	(2,543,005)	46,711	(2,496,294)
Adoption of IAS 29	-	-	259,159	-	259,159	-	259,159
As restated, 1 April 2022	1	191,580	(444,710)	(2,030,717)	(2,283,846)	46,711	(2,237,135)
Net (loss)/profit for the year	-	-	-	(251,749)	(251,749)	7,936	(243,813)
Other comprehensive (loss)/income	-	-	(30,161)	543	(29,618)	(992)	(30,610)
Total comprehensive (loss)/income	-	-	(30,161)	(251,206)	(281,367)	6,944	(274,423)
Transactions with non-controlling interest (Note 26)	-	-	-	3,002	3,002	114	3,116
Dividends to non-controlling interest	-	-	-	-	-	(2,525)	(2,525)
Balance at 31 March 2023	1	191,580	(474,871)	(2,278,921)	(2,562,211)	51,244	(2,510,967)

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Limited
Consolidated Statements of Cash Flows
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Cash Flows from Operating Activities
Net (loss)/profit		(243,813)	(208,711)	13,522
Adjustments for:
Depreciation	14	283,499	266,956	289,121
Amortisation of intangible assets	13	57,278	52,037	58,717
Change in impairment of amounts due from parent company	7	(90,308)	95,177	(24,132)
Share of loss/(profit) of associates and joint venture	15	41	(1,456)	(705)
Fair value losses on other investments		2,864	1,041	5,670
Impairment of property, plant and equipment	14	171,999	24,562	23,370
Impairment of intangible assets	13	126,642	4,399	597
Finance income	8	(375)	(225)	(205)
Finance cost	8	371,805	338,247	333,258
Gain on debt extinguishment		-	-	(96,015)
Income tax expense	12	57,859	81,983	93,933
Other income	10	(110,420)	-	-
Employee profit share scheme	11	19,151	3,408	592
(Gain)/loss on disposal of property, plant and equipment and intangible assets	10	(2,985)	3,241	(436)
Change in operating assets and liabilities:
Accounts receivable and prepayments		50,401	(55,317)	68,027
Inventories		(5,023)	1,658	(9,040)
Trade and other payables		5,368	(7,600)	(72,941)
Provisions		2,715	1,334	171,393
Cash generated from operations		696,698	600,734	854,726
Taxation paid		(64,985)	(91,079)	(76,626)
Interest paid		(285,714)	(289,765)	(292,011)
Interest received		375	225	205
Net cash provided by operating activities		346,374	220,115	486,294

The accompanying notes are an integral part of these consolidated financial statements

Digicel Limited
Consolidated Statements of Cash Flows (Continued)
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Net Cash Provided by Operating Activities		346,374	220,115	486,294
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(227,708)	(231,494)	(230,792)
Purchase of intangible assets		(27,924)	(42,453)	(50,312)
Proceeds from sale of property, plant and equipment		6,671	101	1,290
Proceeds from repayment of investment loans	15	1,000	1,000	1,000
Proceeds from partial disposal of subsidiary		4,069	-	-
Acquisition of subsidiary, net of cash		-	(1,354)	-
Net cash used in investing activities		(243,892)	(274,200)	(278,814)
Cash Flows from Financing Activities
Long term loans received, gross	19	-	12,050	-
Long term loans and licence related debt repaid	19	(43,234)	(36,530)	(43,905)
Principal element of leases	19	(34,967)	(33,557)	(29,451)
Financing fees paid during the year		(6,117)	(684)	(947)
Other payments made to non-controlling interests		(2,973)	-	(3,905)
Dividends paid to non-controlling interests		(2,525)	(6,725)	-
Deposits held in escrow and restricted accounts		(17,743)	(12,071)	6,738
Net cash used in by financing activities		(107,559)	(77,517)	(71,470)
Net (decrease)/increase in cash and cash equivalents		(5,077)	(131,602)	136,010
Cash and cash equivalents at beginning of year		171,616	308,318	169,959
Effects of exchange rate changes on cash and cash equivalents		(764)	(5,100)	2,349
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	18	165,775	171,616	308,318

Supplemental disclosure of Non-Cash Investing
Payables for additions to property, plant and equipment		94,443	79,306	73,740

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

In January 2019, as part of the Digicel Group Limited debt exchange offers, Digicel Limited was renamed as Digicel Group Two Limited and transferred substantially all of its assets and liabilities to New Digicel Limited. New Digicel Limited, a limited liability company was incorporated on 20 August 2018 and renamed as Digicel Limited (“DL” or “the Company”) in December 2018.

Digicel Limited (“DL” or “the Company”), and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean, and Central America. As at 31 March 2023, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Bonaire, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla and Montserrat. The Company has its registered office at 2 Church St, Hamilton, Bermuda, HM CX. The Group’s headquarters is located at 14 Ocean Boulevard, Kingston, Jamaica.

A list of the Company’s material subsidiaries is set out in Note 4 to the consolidated financial statements. The ultimate parent company at 31 March 2023 is Digicel Group Holdings Limited (DGHL) The ultimate controlling party and shareholder at 31 March 2023 is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 23 July 2023. The Directors have the power to amend and reissue the financial statements.

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities, share-based payments and post-employment obligations.

Going Concern

The financial statements have been prepared on a going concern basis, which assumes the Group will be able to realise it assets and settle its liabilities in the normal course of business for the foreseeable future. In making this determination, management has given due consideration to the restructuring support agreements (“RSA”) that were executed with certain bondholders of the Groups’ debt subsequent to the year end, as outlined in Note 33 of the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2023

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. There was no impact from the adoption of these amendments in the current year.

Reference to the Conceptual Framework – Amendments to IFRS 3, (effective for annual periods beginning on or after 1 January 2022). Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. There was no impact from the adoption of these amendments in the current year.

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. There was no impact from the adoption of these amendments in the current year.

Annual Improvements to IFRS Standards 2018 - 2020, (effective for annual periods beginning on or after 1 January 2022). The following improvements were finalised in May 2020 that are relevant to the Group:

•	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

There was no impact from the adoption of these amendments in the current year. However, the annual improvement to IFRS 9 will be applied to future transactions.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

IFRS IC agenda decisions issued in the last 12 months that are relevant for the year ended 31 March 2023

The following agenda decision was issued and relevant for the preparation of consolidated financial statements:

Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7). In April 2022, the IASB issued a final agenda decision about the presentation of demand deposits with contractual restrictions on use. The Committee concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7. The entity should therefore include the demand deposit as a component of ‘cash and cash equivalents’ in its statement of cash flows. When relevant, the entity presents this as an additional line item within the cash and cash equivalents note. The deposit should be classified as a current asset, unless restrictions over its exchange or use to settle a liability apply for at least 12 months from the reporting date. The company has revised its accounting policy as a result of the agenda decision.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8, (effective for annual periods beginning on or after 1 January 2023, with early application permitted). In February 2021, the IASB (‘the Board’) issued amendments to the following standards:

•	Disclosure of Accounting Policies, which amends IAS 1 and IFRS Practice Statement 2; and

•	Definition of Accounting Estimates, which amends IAS 8.

The amendments aim to improve accounting policy disclosures, either by making the disclosures more specific to the entity or by reducing generic disclosures that are commonly understood applications of IFRS and to distinguish changes in accounting estimates from changes in accounting policies. These amendments are not expected to have a significant impact on the preparation of financial statements. The Group will assess the impact of future adoption of these amendments.

Amendment to IFRS 16 – Leases on sale and leaseback (effective for annual periods beginning on or after 1 January 2024). These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The Group will assess the impact of future adoption of this amendment.

Amendments to IAS 1, Presentation of financial statements’, on classification of liabilities, (effective for annual periods beginning on or after 1 January 2024). These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. The Group will assess the impact of future adoption of these amendments.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

Amendment to IAS 12 - deferred tax related to assets and liabilities arising from a single transaction (effective for annual periods beginning on or after 1 January 2024). The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The Group will assess the impact of future adoption of this amendment.

Amendment to IAS 12 - International tax reform - pillar two model rules. On 23 May 2023, the IASB issued narrow-scope amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments also introduce targeted disclosure requirements for affected companies. The amendments to IAS 12 are required to be applied immediately (subject to any local endorsement processes) and retrospectively in accordance with IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, including the requirement to disclose the fact that the exception has been applied if the entity’s income taxes will be affected by enacted or substantively enacted tax law that implements the OECD’s Pillar Two model rules. The Group has made an assessment, based on each jurisdiction where we operate, and have concluded that there is no impact in the current year. However, this will be reassessed in future periods.

Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements (effective for annual periods beginning on or after 1 January 2024 (with transitional reliefs in the first year). These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The Group will assess the impact of future adoption of these amendments.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

The consolidated financial statements of the Group comprise the financial statements of the Company, its subsidiaries, associates and joint arrangements as of 31 March of each year. The financial statements of the joint operation and the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive (loss)/income.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

Associates (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive (loss)/income; its share of post-acquisition movements in other comprehensive (loss)/income is recognised in other comprehensive (loss)/income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  When the Group’s share of losses in an associate equal or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2(l).

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive (loss)/income.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has both joint operations and joint ventures. Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated balance sheet.

Joint operations

The Group recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

(b)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in Bermuda and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognised in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(ii)	Transactions and balances (continued)

Foreign exchange gains and losses that relate to borrowings are presented in the statement comprehensive (loss)/income, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive (loss)/income within other operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy except Digicel Suriname N.V., see below) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of comprehensive (loss)/income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive (loss)/income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive (loss)/income. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive (loss)/income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 - Hyperinflation

Haiti met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in March 2023. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for its Haiti operations whose functional currency is the Haitian Gourde for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of $222 million to consolidated equity.

In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, comparative amounts have not been restated.

Haitian Gourde results and non-monetary asset and liability balances for the current financial year ended 31 March 2023 have been revalued to their present value equivalent local currency amount as at 31 March 2023, based on an inflation index, before translation to US dollars at the reporting date exchange rate of $1: 153.51 HTG.

For the Group’s operations in Haiti:

•	The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated statement of comprehensive (loss)/income within other comprehensive income.

•	The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

•	The Group has presented the IAS 29 opening balance adjustment to net assets within Foreign Exchange Translation Reserve in equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive (loss)/income because such amounts are judged to meet the definition of ‘exchange differences’.

The main impacts of the aforementioned adjustments on the consolidated income statement are set out in the table below:

2023 Increase/(decrease) $’000
Revenue	(3,650)
EBITDA	(432)
Operating loss	(292,681)
Loss for the financial year	(228,512)

The $293 million operating loss primarily relates to $263 million for impairment of intangible assets and property plant and equipment, $34 million for additional depreciation and amortisation and $3 million for other non-cash costs.

The operating loss is offset by a $2 million credit to finance costs and a $62 million deferred tax credit resulting in the loss for the financial year of $223 million. All adjustments are non-cash impacting.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 – Hyperinflation (continued)

The main impacts on the consolidated balance sheet are set out in the table below:

		Current year adjustment
	Total opening adjustment	IAS 29 Uplift	Impairment	Tax	Total adjustment
	$’000	$’000	$’000	$’000	$’000
Intangible assets	127,463	4,590	(121,557)	-	10,496
Property, plant and equipment	205,967	(32,508)	(133,422)	-	40,037
Deferred tax	(74,271)	-	-	59,987	(14,284)
Equity	259,159	(27,918)	(254,979)	59,987	36,249

The impact of IAS 29 on intangible assets is a net decrease of $10 million. This decrease is comprised of a $127 million net uplift on opening balances (primarily goodwill and licences) that did not go through the current year’s results, and a $7 million uplift in the current year. These opening adjustments were more than offset by a $122 million impairment and $2 million additional amortisation which were recorded in the results for the year.

The impact of IAS 29 on property, plant and equipment is a net increase of $40 million. This increase is comprised of a $206 million inflationary uplift on opening balances that did not go through the current year’s results and was partially offset by a $133 million impairment charge and $33 million of additional depreciation recorded in the results for the year.

As a result of the uplifts, there was an opening balance sheet adjustment to deferred tax of $74 million and current year movement of $60 million being a deferred tax charge of $2 million on current year uplifts through Other Comprehensive Income offset by a current year deferred tax credit of $62 million in the year primarily as a result of impairments.

Digicel Suriname N.V.

In June 2021, Suriname was considered a hyperinflationary economy. The CPI index selected for Suriname is the Consumenten prijs indexcijfers en Inflatie from Statistics Suriname which was 632.5 in March 2023, an increase of 59.5% in the year (2022: 396.7). Our subsidiary, Digicel Suriname N.V.’s functional currency is the Surinamese dollar. We have re-assessed the impact of applying IAS 29 in the consolidated financial statements for the year to 31 March 2023 and concluded that the impact remains wholly immaterial to the Group.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue

Revenue is measured based on consideration specified in a contract with a customer and is recognised when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT) and similar taxes and discounts and after eliminating sales between Group companies.

The Group’s revenues are earned mainly in respect of: voice, data and SMS services offered on prepaid and postpaid plans; value added services; sales of handset and other equipment; interconnection; international roaming; cable television; broadband and fixed line telecommunication.

Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

The Group’s contracts with customers do not have a significant financing component. Billings for recurring revenues are rendered on a monthly basis and are typically due within 30 to 45 days of the billing date. Billings and payment dates for other contracts are either based on contract terms or in-store cash on delivery of sales of equipment and accessories.

Prepaid credit / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. The difference between the face value of a prepaid offerings and the value for which the offerings are sold by the Group to its distributors, constitutes commission earned by the distributors, who act as agents. The Group acts as a principal in such agreements.

The costs of prepaid commissions are recognised as other service costs when the distribution service is provided, i.e. when the prepaid product is delivered to the end customer. Revenue is recognised as the credit is used for airtime or data usage. The unused credit at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables. When the credit expires, the portion of the contract liability relating to the expiring credit is recognised as revenue as there is no longer an obligation to provide those services.

Monthly subscription fees in relation to post-paid mobile, cable and other subscription- based fees are recognised in the period the related services are provided over the relevant enforceable/subscribed service period. The service provision is considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Revenue from provision of mobile financial services is recognised when the service has been provided to the customer.

The Group receives interconnection and roaming fees based on agreements entered into with other telecommunications operators. Revenue from interconnect traffic with other telecom operators is recognised at the time of transit across Digicel’s network.

Revenue from content services (e.g. music and video streaming, applications and other value added services) rendered to subscribers is recognised after netting off costs paid by us to third party content providers (when the Group acts as an agent in the transaction) or in the gross amount billed to a subscriber (when the Group acts as a principal).

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Bundled offers are considered arrangements with multiple performance obligations. The Group accounts for revenue from individual goods and services separately if they are distinct – i.e. if a good or service can be distinguished from other components of the bundled package and if a customer can benefit from it separately. The consideration for the bundled packages comprises cash flows from the customers expected to be received in relation to goods and services delivered over the contract term. The transaction price is allocated between separate goods and services in a bundle based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin. Stand-alone selling prices for telecommunications services are set based on prices for non-bundled offers with the same range of services.

Installation fees/activation fees/connection fees related to services provided are generally deferred and recognised as revenue over the contractual period, or longer if the upfront fee results in a material renewal right.

Customer premise equipment (CPE) provided to customers as a prerequisite to receive the subscribed services are accounted for as part of the service provided to the customers. These CPEs are required to be returned at the end of the contract duration and do not give rise to separate performance obligations.

The Group also earns revenue from arrangements to provide capacity under indefeasible rights of use (“IRU”) with third parties. Advance payments are received at the start of the arrangement. Revenue is recognised on a straight-line basis which reflects when the capacity has been delivered to the customer. The unearned IRU revenue at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables.

(d)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions and fees paid to the Group’s distributors, dealer margin and card production costs.

Contract costs eligible for capitalisation as incremental costs of obtaining a contract primarily comprise sales commissions resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the average contract term or average retention period, depending on the circumstances. If, however, the amortisation period is less than one year, then these costs are expensed in the period incurred.

Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date. In all other cases, including acquisition of prepaid telecommunications customers, subscriber acquisition and retention costs are expensed when incurred.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive (loss)/income

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(f)	Leases

Leases are recognised as right-of-use assets and corresponding liabilities at the date at which the leased assets are available for use by the Group.

The right-of-use assets are presented within property, plant and equipment.

At the commencement date, lease liabilities are measured at an amount equal to the present value of the following lease payments for the underlying right-of-use assets during the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate; and

•	payments of penalties for terminating the lease, if the lease term reflects the company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. Lease liabilities are subsequently measured using the effective interest method. The carrying amount of liability is remeasured to reflect any reassessment, lease modification or revised in-substance fixed payments.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Leases (continued)

The lease term is a non-cancellable period of a lease; periods covered by options to extend and terminate the lease are only included in the lease term if it is reasonably certain that the lease will be extended or not terminated.

Right-of-use assets are measured initially at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received; and

•	any initial direct costs.

Subsequently, the right-of-use assets, are measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for remeasurement of the lease liability due to reassessment or lease modifications.

The right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The amortisation period for the right-of-use assets are as follows:

Sites and Towers	5 - 15 years
Office buildings	5 - 15 years

Payments associated with all short-term leases and low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(g)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive (loss)/income. The Group has no indefinite life assets other than goodwill.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Each unit or group of units to which the goodwill is so allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 13 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

Contract assets

The Group recognises contract assets from sales commissions and other third party acquisition incremental costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the contract term or average retention period, depending on the circumstances. These costs were previously expensed when incurred.

Configuration and customisation costs associated with a Software as a Service (SaaS) cloud arrangement

These costs are capitalised as an intangible asset and expensed over the SaaS term if the costs meet the definition of an intangible asset. If not, the costs are expensed when the configuration services are delivered.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 - 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 - 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive (loss)/income during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

First full installation costs to customer premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. After the ‘first full install’, subsequent installations are assessed to determine whether they meet the criteria for capitalisation, otherwise they are expensed as incurred.

All set top boxes and modems remain the property of the Group and are treated as Customer Premises Equipment which are capitalised and depreciated over a 3 year period from date of installation.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For inventories intended to be sold in promotional offers calculation of net realisable value takes into account future margin expected from telecommunications services, with which the item of inventories is offered.

(j)	Cash and cash equivalents and Restricted deposits

Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with financial institutions, and other short term highly liquid investments with original maturities of three months or less value (excluding amounts held in debt reserve or interest escrow), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Funds that do not meet the criteria to be classified as cash and cash equivalents are presented in a separate line on the balance sheet. Restricted deposits relate to balances with restrictions on access placed on them which change the nature of the deposit such that it does not meet the definition of cash. These are not available for use by the Group and mainly include amounts held in escrow accounts for financing and investing activities.

Restricted deposits relating to financing activities are classified in the cash flow statement as a financing cash flow. Otherwise, the amounts are classified as operating or investing depending on the nature of the transaction.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Refer to 2(l) for accounting policy in relation to impairment.

(l)	Investments and other financial assets

(i)	Classification

The Group classifies its financial assets in the following IFRS 9 measurement categories:

•	those measured subsequently at fair value through profit or loss; and

•	those measured at amortised cost.

Management determines the classification of its financial assets at initial recognition.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost have cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on settlement date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value. For a financial asset which is not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset are also included. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

The Group’s financial assets at amortised cost include trade receivables, receivables from related parties, loans to related parties and loans to associates and joint venture.

Equity instruments

The Group measures all equity investments at fair value through profit or loss (FVPL). Changes in the fair value of equity instruments are recognised in other gains/(losses) in the statement of comprehensive (loss)/income. The Group has not elected to classify as FVOCI and therefore fair value changes are recognised in profit or loss. Dividends are recognised in profit or loss when the company’s right to receive payments is established.

(iv)	Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses (ECL) associated with its loans to related parties carried at amortised cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For credit exposures where there has not been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses that are possible within the next 12 months (a 12-month ECL). For credit exposures where there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). A financial asset is written off when there is a no reasonable expectation of recovering the contractual cash flows.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(iv)	Impairment of financial assets (continued)

Impairment losses for trade receivables, intercompany receivables and contract assets are recognised based on the simplified approach permitted by IFRS 9 which requires lifetime expected credit losses to be recognised from the initial recognition of the receivables. Therefore, the Group does not track changes in credit risk. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk (including customer type) and aging. Contract assets have similar risk characteristics to the trade receivables for similar types of contracts. The Group establishes a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to its customers and the economic environment. Accounts receivable may be fully provided for when specific collection issues are known to exist.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit and impairment losses on balances due from its parent companies are presented on the face of the statement of comprehensive (loss)/profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery which is generally when receivables are past due for more than one year and are not subject to enforcement activity. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments within a reasonable timeframe considering the specific circumstances around the customer/s and the trade receivable or contract asset.

(m)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive (loss)/income for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables, contract liabilities and financial guarantee contracts.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds, net of directly attributable transaction costs. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method (EIR). Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation and foreign exchange gains or losses are included as finance costs in the statement of comprehensive (loss)/income.

When a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Contract liabilities

Contract liabilities comprise the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the end customer or the amount is due.

(o)	Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the amount determined in accordance with the expected credit loss model under IFRS 9, Financial Instruments.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments required under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Employee benefits

Short term obligations

Liabilities for salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as within trade and other payables in the balance sheet.

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Bonus plans

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the financial performance of Group after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(q)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive (loss)/income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(r)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

(s)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

b)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs of disposals calculations. These calculations require the use of judgement and estimates. Key estimates used in the value of use calculations include discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash-generating unit. The estimates can have a material impact on the amount of any goodwill impairment. Refer to Note 13

c)	Bundling of products and services

In bundling of products and services, identifying performance obligations and determining the stand-alone selling prices requires management judgment. Revenue is allocated between the goods and services identified as a separate performance obligation based on their relative stand-alone selling price. The stand-alone selling price determined for goods or services may impact the timing of the recognition of revenue. Determining the stand-alone selling price of each performance obligation can require complex estimates if those are not directly observable. The Group’s estimation of stand-alone selling prices that are not directly observable are mainly based on expected cost plus a margin.

d)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

e)	Litigation

The Group exercises judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

f)	Income taxes

The Group’s tax charge is based on tax laws and regulations in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, we believe our estimates, assumptions and judgements are reasonable, but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit. Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

In assessing whether and how an uncertain tax treatment affects the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, the Group assumes that a taxation authority with the right to examine amounts reported to it will examine those amounts and have full knowledge of all relevant information when making those examinations.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

g)	Distributor arrangements

The Group has arrangements with distributors where handsets can be purchased from the manufacturer and sold to dealers by distributors.

To determine whether the entity’s performance obligation is to provide the specified goods itself or to arrange for those goods to be provided by the supplier, the entity identifies the specified good or service to be provided to the customer and assesses whether it controls that good or service before the good or service is transferred to the customer. Digicel concluded that it does not control the handsets before they are transferred to customers.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they procure and sell handsets to the authorised dealer network.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

The Group considers the following indicators, which provide further evidence that it does not control the specified goods before they are transferred to the customers:

•	the distributor is primarily responsible for fulfilling the promise to provide the goods to the customer. The distributor is primarily responsible for providing the handsets to dealers and fulfilling orders. Digicel is neither obliged to provide goods if the distributor fails to transfer the goods to the customer, nor responsible for the acceptability of the goods. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors.

•	Digicel does not take inventory risk at any time before or after the goods are transferred to the customer. Digicel does not commit itself or obtain the goods from the supplier before the goods are purchased by the customer and does not accept responsibility for any damaged or returned goods. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors.

Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognise revenue on the sales of handsets by the distributors.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

4.	Interest in other Entities

The Group has operations in the Caribbean and Central America.

Material subsidiaries

The Group’s principal subsidiaries are set out in the table below:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Unigestion Holding S.A (trades as Digicel Haiti)	Haiti	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel S.A. de CV (trades as Digicel El Salvador)	El Salvador	100%	100%
Telecommunications (Bermuda & West Indies) Limited (trades as Digicel Bermuda)	Bermuda	100%	100%
U-Mobile (Cellular) Inc. (trades as Digicel Guyana)	Guyana	100%	100%
Digicel (Grenada) Limited (a)	Grenada	100%	100%
Digicel (St. Lucia) Limited (a)	St. Lucia	100%	100%
Digicel (SVG) Limited (a)	St. Vincent	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Digicel French Caribbean SAS (b)	France	100%	100%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%

(a)	These entities together comprise East Caribbean for the purposes of a reportable segment. Digicel has a 91.02% holding in Digicel OECS Limited, the immediate parent company of these entities.

(b)	Digicel French Caribbean SAS (‘French West Indies’) comprises Digicel’s operations in French Guiana, Guadeloupe and Martinique.

Joint operation

A subsidiary has a 50% interest in a joint operation called Madiacom which was set up to provide telecommunication infrastructure services to its two shareholders. The principal place of business is in the French West Indies.

Holding companies

The Group has a number of non-operating holding companies established for the purposes of carrying out the treasury and administrative activities of the Group. The most significant holding companies are:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Digicel International Finance Limited	St. Lucia	100%	100%
Digicel Holdings (Bermuda) Limited	Bermuda	100%	100%
Digicel Caribbean Limited	Barbados	100%	100%
Digicel Intermediate Holdings Limited	Bermuda	100%	100%

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting

Management has determined the operating segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors examines the Group’s performance from a geographic and service perspective and assesses the performance of the operating segments based on the segment results. The Group defines segment results to be net profit (loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and intangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	462,621	-	1,807,801
Inter-segment revenue	(790)	(81)	-	-	-	-	-	-	(39,784)	-	(40,655)
External revenue	283,387	325,284	276,278	127,440	79,894	84,262	103,171	64,593	422,837	-	1,767,146
Segment result	97,874	143,665	162,495	27,801	11,133	34,239	62,006	20,669	176,161	(32,132)	703,911
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(639,418)
Change in impairment of amounts due from parent company											90,308
Other gains/losses not included in segment result											30,716
Operating profit											185,517
Finance income											375
Finance costs											(371,805)
Share of loss of associates and joint venture											(41)
Loss before taxation											(185,954)
Taxation											(57,859)
Net loss											(243,813)
Cash and cash equivalents	7,918	4,596	4,893	7,553	4,254	1,082	6,603	1,745	34,520	92,611	165,775
Other current assets											358,203
Non-current assets											2,025,387
Total assets											2,549,365
Capital expenditure	41,937	58,514	24,366	20,104	14,289	6,128	8,155	7,696	74,443	-	255,632
Depreciation and amortisation	66,799	74,482	47,877	17,129	27,429	13,062	10,374	13,530	70,095	-	340,777
Impairment of property, plant and equipment and intangible assets	256,422	104	-	4,031	-	-	-	-	38,084	-	298,641

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	446,294	-	1,827,295
Inter-segment revenue	(1,667)	(311)	-	-	-	-	-	-	(41,882)	-	(43,860)
External revenue	331,369	317,017	261,252	154,142	78,401	79,808	97,872	59,162	404,412	-	1,783,435
Segment result	160,195	129,060	144,563	38,327	13,594	30,003	61,708	18,122	178,591	(30,225)	743,938
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(347,954)
Change in impairment of amounts due from parent company											(95,177)
Other gains/losses not included in segment result											(90,969)
Operating profit											209,838
Finance income											225
Finance costs											(338,247)
Share of profit of associates and joint venture											1,456
Loss before taxation											(126,728)
Taxation											(81,983)
Net loss											(208,711)
Cash and cash equivalents	10,159	4,737	4,755	8,271	1,514	2,626	2,068	5,650	58,267	73,569	171,616
Other current assets											316,231
Non-current assets											2,025,399
Total assets											2,513,246
Capital expenditure	45,830	51,163	19,809	26,627	23,733	4,525	20,976	5,181	76,103	-	273,947
Depreciation and amortisation	34,581	71,676	52,174	25,493	28,820	14,650	9,413	10,744	71,442	-	318,993
Impairment of property, plant and equipment and intangible assets	-	-	-	-	-	-	-	-	28,961	-	28,961

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2021	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	328,861	320,343	247,347	159,653	71,733	80,970	90,019	59,139	424,746	-	1,782,811
Inter-segment revenue	(2,074)	(752)	-	-	-	-	-	-	(39,755)	-	(42,581)
External revenue	326,787	319,591	247,347	159,653	71,733	80,970	90,019	59,139	384,991	-	1,740,230
Segment result	163,717	134,141	138,380	56,612	14,729	27,869	55,402	22,080	170,239	(63,108)	720,061
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(371,805)
Change in impairment of amounts due from parent company											24,132
Other gains/losses not included in segment result											(28,600)
Operating profit											343,788
Finance income											205
Finance credit arising from debt restructuring											96,015
Finance costs											(333,258)
Share of profit of associate											705
Profit before taxation											107,455
Taxation											(93,933)
Net profit											13,522
Cash and cash equivalents	12,658	8,237	23,611	826	752	1,268	2,839	3,344	48,734	206,049	308,318
Other current assets											365,238
Non-current assets											2,158,971
Total assets											2,832,527
Capital expenditure	53,956	66,914	18,728	19,098	19,249	4,523	14,845	8,695	75,096	-	281,104
Depreciation and amortisation	39,047	91,842	63,065	22,903	27,946	16,459	8,786	15,369	62,421	-	347,838
Impairment of property, plant and equipment and intangible assets	-	-	-	23,939	-	7	-	3	18	-	23,967

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

6.	Revenue

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets.

31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	239,803	221,632	172,768	90,198	62,707	34,815	95,532	45,666	222,648	1,185,769
Business solutions	12,916	45,170	21,142	21,872	5,849	22,431	4,008	11,599	77,678	222,665
Cable TV and broadband	-	47,588	73,118	-	-	21,385	-	4,278	61,714	208,083
Other	29,718	6,725	4,314	3,665	1,408	323	2,604	1,218	46,793	96,768
Service revenue	282,437	321,115	271,342	115,735	69,964	78,954	102,144	62,761	408,833	1,713,285
Handset and other equipment	1,740	4,250	4,936	11,705	9,930	5,308	1,027	1,832	13,133	53,861
Total revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	421,966	1,767,146

31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	295,117	218,677	165,506	111,917	63,459	33,532	90,917	42,591	214,850	1,236,566
Business solutions	12,941	39,333	18,936	23,711	5,202	22,172	2,369	12,455	65,274	202,393
Cable TV and broadband	-	40,239	70,157	-	-	20,422	-	1,888	58,382	191,088
Other	22,463	13,971	3,425	3,383	1,742	354	3,231	1,738	50,707	101,014
Service revenue	330,521	312,220	258,024	139,011	70,403	76,480	96,517	58,672	389,213	1,731,061
Handset and other equipment	2,515	5,108	3,228	15,131	7,998	3,328	1,355	490	13,221	52,374
Total revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	402,434	1,783,435

31 March 2021	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	298,457	220,361	156,961	119,222	59,430	32,316	83,001	39,396	210,598	1,219,742
Business solutions	11,750	34,976	17,942	22,577	4,963	23,415	2,216	12,619	58,168	188,626
Cable TV and broadband	-	36,535	64,411	-	-	20,530	-	-	51,542	173,018
Other	16,579	18,182	2,694	2,777	1,733	312	3,336	1,023	46,437	93,073
Service revenue	326,786	310,054	242,008	144,576	66,126	76,573	88,553	53,038	366,745	1,674,459
Handset and other equipment	2,075	10,289	5,339	15,077	5,607	4,397	1,466	6,101	15,420	65,771
Total revenue	328,861	320,343	247,347	159,653	71,733	80,970	90,019	59,139	382,165	1,740,230

Equipment sales include revenue from handsets and business solutions equipment.

Revenues in the current year totaling $54,965,000 (2022 - $59,727,000) were included in the contract liabilities at the beginning of the year.

The aggregate transaction price allocated to the remaining performance obligations that are unsatisfied or partially unsatisfied as at 31 March 2023 is $74,280,000 (31 March 2022 - $77,824,000). The Group is expecting to recognise this revenue within 1-5 years.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

7.	Impairment of Amounts due from Parent Company

2023	2022	2021
$’000	$’000	$’000
90,308	(95,177)	24,132

The Group provides funding to its parent companies for their debt service obligations and other costs. A lifetime expected credit loss was recognised in relation to amounts from the parent company. The credit in the year ended 31 March 2023 reflects recovery of balances due from parent company that were previously impaired. The credit in the year ended 31 March 2021 reflects adjustments arising from the group restructuring and receipts into the group from parent entities.

8.	Finance Income and Costs

	2023	2022	2021
	$’000	$’000	$’000
Finance income -
Interest income	375	225	205
Finance costs -
Interest expense on bonds and term loans	(309,851)	(281,762)	(270,679)
Interest element on leases	(33,897)	(40,156)	(39,846)
Amortisation of financing fees	(7,894)	(7,833)	(7,301)
Debt restructuring fees expensed in year	(9,694)	-	-
Other finance related costs	(6,224)	(6,706)	(9,332)
Foreign exchange losses on loans (Note 9)	(4,245)	(1,790)	(6,100)
	(371,805)	(338,247)	(333,258)

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

9.	Net Foreign Exchange Losses

	2023 $’000	2022 $’000	2021 $’000
Foreign exchange losses on loans (Note 8)	(4,245)	(1,790)	(6,100)
Other foreign exchange losses (Note 10)	(49,609)	(74,197)	(17,789)
	(53,854)	(75,987)	(23,889)

10.	Analysis of Expenses

	2023 $’000	2022 $’000	2021 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	101,840	116,151	133,951
Subscriber acquisition costs	73,632	69,642	66,966
Dealer margins and card production costs	66,449	70,069	69,307
Data and roaming charges	18,716	28,745	18,142
USO levies and call taxes	38,927	34,885	31,843
Cable, broadband & other direct operating costs	92,391	100,292	95,774
	391,955	419,784	415,983
Other operating expenses:
Network and IT costs	267,142	236,246	217,251
Advertising and promotion	39,745	39,688	50,705
External and other services	71,361	64,560	71,886
Impairment of financial assets	11,030	21,862	21,984
Other expenses	7,394	3,417	8,589
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(2,985)	3,241	(436)
Other foreign exchange losses (Note 9)	49,609	74,197	17,789
Restructuring costs non - staff related	18,923	-	-
	462,219	443,211	387,768

	2023 $’000	2022 $’000	2021 $’000
Other income:
Orange litigation gain	110,420	-	-

The principal element of an initial award of €160 million for principal and interest received in the year ended 31 March 2021 from Orange S.A. was confirmed by the Court of Cessation on 1 March 2023 and $110.4 million has been recognised as other income. The interest element of the proceeds from the award are still subject to appeal and, accordingly, the provision has been retained until the appeal has concluded (See Note 30 for further details). The amounts noted above are Digicel’s share as the total award of approximately €250 million was shared with the original owners of the French West Indies business.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

11.	Staff Costs

	2023	2022	2021
	$’000	$’000	$’000
Salaries	218,050	216,011	199,144
Statutory contributions	17,975	17,505	17,306
Pension contribution (Note 29)	6,270	4,900	5,933
Employee profit share scheme	19,151	3,408	592
Termination costs	2,716	8,610	-
Other staff related costs	21,739	15,996	16,373
	285,901	266,430	239,348

12.	Taxation

At the present time no income, profit, capital transfer or capital gains taxes are levied in Bermuda and accordingly no provision for such taxes has been made by the Group and its subsidiaries incorporated in Bermuda. In the event of such taxes being enacted in Bermuda, the Group has received an undertaking from the Minister of Finance in Bermuda, under the Exempted Undertaking Tax Protection Act, 1966 exempting the Group from all such taxes until 31 March 2035.

The Group’s subsidiaries incorporated in the Cayman Islands, Turks and Caicos, British Virgin Islands and Anguilla are not liable to corporate income taxation under the tax laws of the respective jurisdictions.

Digicel Caribbean Limited (DCL) earns royalty income from Group companies. Where the income of DCL is earned from CARICOM countries, this income is relieved from taxation in Barbados. All other income of DCL is taxed in Barbados under the prevailing rates which currently range from 1% to 5.5%.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:

	2023	2022	2021
	$’000	$’000	$’000
Current income tax	86,598	80,220	83,336
Prior year under/(over) provision	5,669	(5,898)	(7,705)
Deferred taxation (Note 20)	(50,404)	(6,272)	5,138
Withholding tax	15,996	13,933	13,164
Tax charge	57,859	81,983	93,933

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

12.	Taxation (Continued)

The tax on the Group’s (loss)/profit before taxation differs from the theoretical amount that would arise as follows:

	2023	2022	2021
	$’000	$’000	$’000
(Loss)/Profit before tax, net
- operating companies	157,911	339,459	278,691
- holding companies	(343,865)	(466,187)	(171,236)
Group (loss)/profit before tax	(185,954)	(126,728)	107,455
Tax calculated at domestic tax rate applicable to profits in the respective countries	9,633	56,249	58,419
Effect of:
Expenses not deductible for tax purposes	11,925	6,911	22,114
Income in taxable jurisdictions not subject to tax	(3,757)	(2,806)	(6,221)
Adjustments for current tax of prior periods	5,672	(1,311)	(7,705)
Utilisation of tax losses not previously recognised	1,175	-	(288)
Adjustment of deferred tax recognised in respect of unremitted earnings from subsidiaries	-	-	(1,960)
Adjustment for deferred tax of prior periods	8,084	(5,244)	4,532
Current year tax temporary differences for which no deferred income tax asset was recognised	1,893	6,644	5,295
Withholding tax	15,513	13,933	13,164
Other	7,721	7,607	6,583
Actual tax charge	57,859	81,983	93,933

The profit before tax in the year ended 31 March 2021 was primarily due to non-taxable items arising from the gain on debt restructuring.

The decrease in profit before tax in operating companies and the consequent reduction in tax calculated at domestic tax rate applicable to profits are both primarily driven by the underlying performance and application of IAS 29 related to the Haiti operations.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets

	Goodwill	Licences	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	227,422	475,126	86,004	89,299	20,088	139,170	1,037,109
Accumulated amortisation	-	(297,848)	(72,997)	(72,695)	(12,044)	(120,755)	(576,339)
Net book value	227,422	177,278	13,007	16,604	8,044	18,415	460,770

At 31 March 2022
Cost	205,984	426,967	57,936	87,192	18,137	152,235	948,451
Accumulated amortisation	-	(285,597)	(40,455)	(72,944)	(11,574)	(135,122)	(545,692)
Net book value	205,984	141,370	17,481	14,248	6,563	17,113	402,759

Year ended 31 March 2022
Opening net book amount	227,422	177,278	13,007	16,604	8,044	18,415	460,770
Disposals	835	4,491	10,011	-	117	14,590	30,044
Additions	-	(133)	-	-	-	-	(133)
Impairment	(4,399)	-	-	-	-	-	(4,399)
Amortisation	-	(19,957)	(12,623)	(2,214)	(1,340)	(15,903)	(52,037)
Transfer from PPE (Note 14)	-	899	5,736	-	-	-	6,635
Translation difference	(17,874)	(21,208)	1,350	(142)	(258)	11	(38,121)
Closing net book value	205,984	141,370	17,481	14,248	6,563	17,113	402,759

At 31 March 2023
Cost	198,680	521,221	71,687	69,875	17,788	157,439	1,036,690
Accumulated amortisation	-	(300,799)	(43,645)	(49,478)	(11,006)	(142,199)	(547,127)
Net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Year ended 31 March 2023
Net book amount - 31 March 2022	205,984	141,370	17,481	14,248	6,563	17,113	402,759
Adoption of IAS 29	93,844	33,568	51	-	-	-	127,463
Net book amount - 1 April 2022	299,828	174,938	17,532	14,248	6,563	17,113	530,222
Additions	-	90,594	18,163	-	5	14,226	122,988
Impairment	(101,575)	(24,966)	(101)	-	-	-	(126,642)
Amortisation	-	(28,900)	(9,079)	(1,975)	(1,500)	(15,824)	(57,278)
Transfer from PPE (Note 14)	-	16,495	1,805	-	-	-	18,300
Translation difference	427	(7,739)	(278)	8,124	1,714	(275)	1,973
Closing net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

Impairment tests for goodwill (continued)

The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2023	2022
	$’000	$’000
Jamaica	88,693	86,752
Haiti	-	2,714
French West Indies	12,474	13,988
Trinidad & Tobago	16,785	16,785
East Caribbean	10,988	10,988
Curacao	20,785	20,785
Bermuda	17,880	17,880
Other	31,075	36,092
	198,680	205,984

For the year ended 31 March 2023, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each CGU comprising “Other”) for impairment. Impairment of $101,575,000 was identified in the year primarily related to the full impairment of the IAS 29 uplifted goodwill for Haiti. Haiti impairment was $96,558,000 and there was additional impairment in two other CGUs totaling $5,017,000 partly due to the change in discount rates. The remainder of the movement in goodwill shown above is due to the net impact of foreign currency translation movements.

The cash flow projections used in the value in use calculations are based on financial budgets approved by management and the Board for a one-year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The present value of the expected future cash flows from the CGU is discounted based upon the estimates of the weighted average cost of capital for each CGU. Assumptions are based on past performance and management’s expectations for the future. When the value in use model resulted in the recoverable amount being lower than the carrying value of CGUs, management determined the fair value less costs of disposal (FVLCD) of the CGUs. FVLCD is determined using recent telecom transaction benchmarks as well as trading comparables (Level 2 hierarchy).

Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate at March 2023	Discount Rate at March 2022
Jamaica	0%	48%	10%	19.9%	13.0%
Haiti	2%	29%	10%	26.5%	23.5%
French West Indies	1%	29%	6%	7.6%	3.6%
Trinidad & Tobago	2%	58%	10%	14.1%	6.0%
East Caribbean	2%	40%	10%	15.2%	6.5%
Curacao	1%	41%	10%	13.1%	5.7%
Bermuda	3%	41%	10%	14.9%	5.6%
Other	0% - 3%	4% - 61%	2% - 10%	10.4% - 19.9%	4.9% - 13.0%

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant and Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	152,814	21,870	724,748	2,430,210	81,601	33,214	329,791	3,774,248
Accumulated depreciation	(20,157)	(19,654)	(327,971)	(1,644,497)	(68,648)	(27,818)	(77,129)	(2,185,874)
Net book value	132,657	2,216	396,777	785,713	12,953	5,396	252,662	1,588,374

At 31 March 2022
Cost	145,922	18,081	690,046	2,036,652	76,391	22,542	357,694	3,347,328
Accumulated depreciation	(19,864)	(16,924)	(280,562)	(1,333,561)	(67,389)	(18,000)	(114,553)	(1,850,853)
Net book value	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475

Year ended 31 March 2022
Opening net book amount	132,657	2,216	396,777	785,713	12,953	5,396	252,662	1,588,374
Additions	-	58	209,156	26,195	536	1,115	52,838	289,898
Disposals	-	-	(727)	(4,397)	-	(77)	(416)	(5,617)
Impairment	-	-	(24,562)	-	-	-	-	(24,562)
Charge for the year	(2,430)	(1,205)	(27,578)	(185,329)	(4,133)	(1,481)	(44,800)	(266,956)
Transfers and reclassifications	-	-	(124,902)	118,267	-	-	-	(6,635)
Effect of change in estimate	-	-	12,038	-	-	-	-	12,038
Translation differences	(4,169)	88	(30,718)	(37,358)	(354)	(411)	(17,143)	(90,065)
Closing net book amount	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475

At 31 March 2023
Cost	157,874	15,714	1,093,821	3,046,520	98,379	40,592	387,282	4,840,182
Accumulated depreciation	(64,592)	(15,246)	(744,118)	(2,317,836)	(87,439)	(27,204)	(164,468)	(3,420,903)
Net book value	93,282	468	349,703	728,684	10,940	13,388	222,814	1,419,279

Year ended 31 March 2023
Net book amount – 31 March 2022	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475
Adoption of IAS 29	19,730	-	108,411	60,580	8	779	16,459	205,967
Net book amount – 1 April 2022	145,788	1,157	517,895	763,671	9,010	5,321	259,600	1,702,442
Additions	-	-	229,253	-	-	13,592	30,742	273,587
Disposals	-	-	(2,597)	(173)	(73)	(2,927)	(2,847)	(8,617)
Impairment	(40,011)	-	(72,116)	(49,659)	(7)	(573)	(9,633)	(171,999)
Charge for the year	(2,844)	(708)	(61,903)	(158,940)	(4,841)	(1,725)	(52,538)	(283,499)
Reclassification and transfer	(5,214)	20	(221,769)	201,786	6,877	-	-	(18,300)
Effect of change in estimate	-	-	(1,340)	-	-	-	-	(1,340)
Translation differences	(4,437)	(1)	(37,720)	(28,001)	(26)	(300)	(2,510)	(72,995)
Closing net book amount	93,282	468	349,703	728,684	10,940	13,388	222,814	1,419,279

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment (Continued)

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long term loans (Note 19).

The recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	203,485	224,331
Office buildings	11,431	12,877
Other	7,898	5,933
	222,814	243,141

The depreciation related to the recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	43,179	34,699
Office buildings	6,880	8,029
Other	2,479	2,072
	52,538	44,800

15.	Investments in Associates and Joint Venture

Investments in associates (comprised of loans and equity investments) are as follows:

	2023 $’000	2022 $’000
(a) Digicel Holdings (Central America) Limited	-	-
(b) Other	7,813	8,654
	7,813	8,654

(a)	The Group has a 43.59% interest in the ownership and voting rights of DHCAL, which provides cellular telephone services in Panama through its 100% owned subsidiary Digicel Panama SA.

DHCAL is incorporated in Bermuda and is controlled by Mr. Denis O’Brien. The equity investment in DHCAL was written off in full in 2011 and the Group discontinued recognising its share of losses as at 31 March 2012.

On 6 April 2022, for the year ended 31 March 2022, the Company announced that Digicel Panama would withdraw from the telecommunications market in Panama and apply for voluntary liquidation. From this date, the Group had no significant influence over Digicel Panama with the entity continuing to operate under an administration independent of Digicel.All loans to Digicel Panama have been impaired. The balance sheet presented below has been prepared on the basis that Digicel Panama is not a going concern.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

15.	Investments in Associates and Joint Venture (Continued)

(a)	(continued)

Summarised statement of comprehensive loss for DHCAL

2022
$’000
Revenue	71,541
Direct operating and subscriber acquisition costs	(25,412)
Operating expenses	(36,627)
Depreciation and amortisation	(21,624)
Operating loss	(12,122)
Net finance costs	(5,176)
Taxation	(179)
Net loss	(17,477)

Summarised balance sheet statement for DHCAL

2022
$’000
Cash and cash equivalents	3,477
Other current assets	8,648
Total current assets	12,125
Non-current assets	35,200
Total Assets	47,325

Current liabilities	39,945
Other non-current liabilities	677,440
Total Liabilities	717,385

The carrying values of intangible assets and property plant and equipment were written down to reflect the amounts they are expected to realise.

(b)	Other associates and joint venture: This balance relates to investments in Haiti with an initial investment of $1,500,000 and a joint venture in St. Lucia.

Total $’000
At 31 March 2021	8,196
Repayment of loan	(1,000)
Share of profit	1,456
Translation differences	2
At 31 March 2022	8,654
Addition	200
Repayment of loan	(1,000)
Share of loss	(41)
At 31 March 2023	7,813

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

16.	Prepayments and other Non-current Assets

	2023 $’000	2022 $’000
Prepayments	24,352	35,636
Other	4,165	3,138
	28,517	38,774

Prepayments include amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 28.

17.	Accounts Receivable and Prepayments

	2023	2022
	$’000	$’000
Trade receivables	209,321	207,612
Less: Provision for impairment	(19,571)	(22,743)
	189,750	184,869
Contract assets	20,754	17,129
Prepayments and deposits on equipment	49,286	46,354
Value Added Tax & Corporation Tax recoverable	11,015	5,429
Deferred dealer margins and card production costs	4,894	4,033
Amounts due from parent companies	5,990	4,727
Other debtors	39,365	26,142
	321,054	288,683

Expected credit losses

The expected credit losses are based on the Group’s historical credit losses experienced over a two year period prior to the period end. The historical loss rates are between 1% and 5%.

Contract assets

The Group distinguishes between contract assets and trade receivables based on whether receipt of the consideration is conditional on something other than passage of time. Contract assets primarily relate to transactions where the Group satisfies a performance obligation to transfer equipment that is part of a bundle to the customer, but the right to payment for the equipment or the service is dependent on the Group satisfying another performance obligation in the contract and to services that were rendered but not yet billed to the customer at year end. The contract assets are transferred to trade receivable when the right becomes unconditional, i.e. when only the passage of time is required before payment of consideration is due.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

18.	Cash and Restricted Deposits

	2023	2022
	$’000	$’000
Cash and cash equivalents	165,775	171,616
Restricted deposits included in non-current assets	11,673	14,699
Restricted deposits included in current assets	25,806	7,088
	203,254	193,403
Cash and restricted deposits are denominated in the following currencies:
Jamaican dollars	9,899	10,616
Haitian gourdes	4,336	9,189
Trinidadian dollars	14,345	17,644
Papua New Guinean kina	3,470	3,148
Euro	33,847	45,242
US dollars	119,314	81,334
US dollar pegged currencies	8,024	17,765
Other	10,019	8,465
	203,254	193,403

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases

	2023	2022
	$’000	$’000
Senior and senior secured notes	2,782,234	2,756,902
Senior secured term loans	1,028,191	1,060,892
	3,810,425	3,817,794
Less: Net unamortised discount and fees	(6,614)	(14,715)
	3,803,811	3,803,079
Lease liabilities	295,706	306,751
Licence related obligations	135,115	72,154
	4,234,632	4,181,984
Accrued interest	96,938	68,138
	4,331,570	4,250,122

Current	1,079,907	1,050,152
Non-current	3,251,663	3,199,970
	4,331,570	4,250,122

Details of the outstanding notes of the Group as at 31 March 2023 and 31 March 2022 are as follows:

Description	Maturity	Interest rate	Outstanding principal amount
			2023 $’000	2022 $’000
DL 2023 Senior Notes	1 March 2023	6.75%	925,000	925,000
DIHL/DIFL 13% 2025 Senior Unsecured Notes	31 December 2025	6.00% cash + 7.00% in kind	380,980	355,649
DIHL/DIFL 2026 Subordinated Notes	31 December 2026	8.00%	250,003	250,003
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	626,251	626,251
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	600,000	600,000
			2,782,234	2,756,903

Digicel Limited and certain of its subsidiaries have issued senior and senior secured notes. In general, the senior and senior secured notes (i) are senior obligations of the issuer of the respective notes that rank equally with all of the existing and future senior debt of such issuer and are senior to all existing and future subordinated debt of such issuer, (ii) contain, in most instances, certain guarantees from various subsidiaries of the issuers of the notes as specified in the respective indentures and (iii) with respect to the senior secured notes, are secured by certain pledges or liens over the assets and/or shares of various subsidiaries. In addition, the indentures governing the notes contain various covenants that among other things limit the Group’s ability to incur additional debt, make dividends or other distributions in respect to capital stock, make certain investments or sell assets, create certain liens or engage in sale and leaseback transactions, engage in certain transactions with affiliates and enter into other lines of business.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans

	2023 $’000	2022 $’000
Digicel International Finance Limited Term B USD loan	997,225	1,007,775
Digicel Limited facility	8,162	10,928
Onnut Group	22,191	23,808
Turgeau Developments S.A.		17,283
IDOM Technologies	613	1,098
	1,028,191	1,060,892

Digicel International Finance Limited

The Term B loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.25% or LIBOR (with a LIBOR floor of 0.0%) plus a margin of 3.25%. They have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing in March 2018 with the balance due in full in May 2024. The last election using LIBOR plus the margin noted above has been agreed for the period through to January 2024.

For all USD loans, DIFL can elect to use either LIBOR or an Alternate Base Rate (‘ABR’). The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

As of 31 March 2023, the DIFL facility is secured by guarantees from and security over the shares and assets of DIFL and subsidiaries whose aggregate EBITDA and assets represent not less than 75% of the DIFL’s consolidated EBITDA and not less than 80% of DIFL’s total assets.

There are no financial maintenance covenants for DIFL, however, DIFL is subject to customary affirmative and negative covenants under the DIFL facility including restrictions on investments, debt, liens, acquisitions and restricted payments.

The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by Digicel Group Limited, Digicel Group Holdings Limited and Digicel Limited so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt, if certain scheduled repayments of indebtedness of Digicel Group Holdings Limited and Digicel Limited exceed a threshold specified in the DIFL facility.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans (continued)

Digicel Limited facility

In October 2021, the Company entered into a $12.05 million reducing loan facility with RBC Royal Bank (Trinidad & Tobago) Limited. The facility has an interest rate equal to the Royal Bank US Prime Rate plus a margin of 0.5% equivalent to 3.75% on inception. The facility has a tenure of four years and two months and is repayable in equal monthly instalments of 2% commencing in November 2021 with the balance due in full in December 2025.

Onnut Property Holdings (Jamaica 1) Limited

Onnut Property Holdings (Jamaica 1) Limited (“Onnut”), owns the Group’s headquarter offices in Kingston, Jamaica and has a syndicated loan facility with National Commercial Bank Jamaica Limited and Sagicor Bank Jamaica Limited. The facility was granted for a period of ten years and is due to mature in December 2026. The interest rate was LIBOR + 5.8963% until maturity subject to a minimum floor of 6.75%. The LIBOR rate will be replaced by the 3 month Secured Overnight Financing Rate (“SOFR”) + 6.1963% effective from 28 September 2023.

Turgeau Developments S.A. facility

On 11 June 2014, Turgeau Developments S.A. (“TDSA”) a wholly owned subsidiary of Digicel Limited, entered into a $26.5 million loan facility with the IFC to finance the construction, equipping and operation of a 175-room hotel located adjacent to the site of Digicel’s corporate offices in Port-au-Prince Haiti. In June 2022, the IFC assigned the rights to the loan to the group’s ultimate parent company Digicel Group Holdings Limited (“DGHL”). The terms of the loan as part of this transaction remain unchanged.

IDOM Technologies

IDOM Technologies has senior secured facilities with an aggregate principal amount outstanding of $0.6 million as of 31 March 2023.

Licence-related obligations

License-related obligations comprise long-term payables in respect of telecommunication licenses in various jurisdictions. Amounts are payable in annual instalments and discounted to present value using discount rates ranging from 10.8% to 12%. The remaining license periods range from 1 to 24 years. During the year ended 31 March 2023, New Millennium Telecom Services N.V., trading as Digicel Aruba, agreed new terms for the renewal of its spectrum licenses in Aruba. The total fixed cost of $54.7 million for this license is payable in fixed instalments of $5.5 million per year through to 2033.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Movement in Long Term Loans and Leases:

	Lease liabilities $’000	Loans and other $’000	Total $’000
At 31 March 2021	295,013	3,856,852	4,151,865
Net movement in financing cash flow	(33,557)	(24,480)	(58,037)
Non-cash changes:
Additions	52,838	13,615	66,453
PIK interest	-	23,647	23,647
Interest accretion	-	2,503	2,503
Amortised discount and fees including fees expensed	-	7,833	7,833
Surrender of Leases/Licenses	(4,115)	(93)	(4,208)
Foreign exchange movements	(3,428)	(4,644)	(8,072)
At 31 March 2022	306,751	3,875,233	4,181,984
Net movement in financing cash flow	(34,967)	(43,234)	(78,201)
Non-cash changes:
Additions	30,742	86,047	116,789
PIK interest	-	25,331	25,331
Interest accretion	-	3,683	3,683
Amortised discount and fees including fees expensed	-	8,101	8,101
Transfer of liability to Intercompany	-	(16,754)	(16,754)
Surrender of Leases/Licenses	(5,157)	-	(5,157)
Foreign exchange movements	(1,663)	519	(1,144)
At 31 March 2023	295,706	3,938,926	4,234,632

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction. Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2023	2022
	$’000	$’000
Asset at 1 April	31,057	27,894
Adoption of IAS 29	(74,271)	-
Restated 1 April	(43,214)	27,894
Credited to the consolidated statement of comprehensive income (Note 12)	50,404	6,272
Translation differences	(2,463)	(3,109)
Asset at 31 March	4,727	31,057
Comprising:
Deferred income tax assets	54,031	60,549
Deferred income tax liabilities	(49,304)	(29,492)
	4,727	31,057

Deferred income tax assets and liabilities are attributable to the following items:

	2023	2022
	$’000	$’000
Deferred income tax assets:
Unrealised exchange losses	3,930	20,240
Interest payable	10,103	3,449
Temporary differences on asset depreciation	18,809	23,754
Impairment provision as per IFRS 9	2,247	3,192
Tax losses carried forward	3,066	1,692
Lease liabilities	10,129	7,480
Other provisions	11,206	11,494
	59,490	71,301
Deferred income tax liabilities:
Accelerated tax depreciation	50,422	33,140
Fair value of acquired intangibles and property, plant and equipment	228	2,967
Other temporary differences	4,113	4,137
	54,763	40,244
Net asset at 31 March	4,727	31,057

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation (Continued)

The amounts shown in the balance sheet include the following:

	2023	2022
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	41,732	47,532
Deferred tax liabilities to be settled after more than 12 months	55,563	36,786

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $23,415,000 (2022: $4,600,000).

21.	Trade and Other Payables

	2023	2022
	$’000	$’000
Trade payables	96,446	82,370
Accrued liabilities	202,396	186,172
Contract liabilities	61,229	54,965
Subscriber deposits	13,574	14,576
Statutory creditors	48,533	29,606
Other	26,978	30,561
	449,156	398,250

Contract liabilities

	2023	2022
	$’000	$’000
Current portion	61,229	54,965
Non-current portion (Note 22)	13,051	22,859
	74,280	77,824

Contract liabilities are recorded when consideration is received in advance of the delivery of goods or services. Reductions in the contract liability will be recorded as the performance obligations are satisfied.

Contract liabilities primarily relate to deferred revenues such as prepaid cards and prepaid subscriptions on cable and other telecommunication services. Contract liabilities also consist of advanced payments from customers from the Group’s business solution offerings and indefeasible rights of use (IRUs) contracts.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

22.	Other Long Term Liabilities

	2023	2022
	$’000	$’000
Contract liabilities	13,051	22,859
Other creditors	6,696	23,209
	19,747	46,068

23.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 31 March 2021	265	60,744	188,235	249,244
Utilised during the year	(134)	(9,337)	(685)	(10,156)
Provided during the year	63	17,590	6,782	24,435
Translation difference	-	(3,051)	(10,343)	(13,394)
At 31 March 2022	194	65,946	183,989	250,129
Utilised during the year	(162)	(10,735)	(126,621)	(137,518)
Provided during the year	27	6,161	4,852	11,040
Translation difference	-	(9,528)	(3,707)	(13,235)
At 31 March 2023	59	51,844	58,513	110,416

	2023	2022
	$’000	$’000
Analysis of total provisions:
Non-current	52,168	243,316
Current	58,248	6,813
	110,416	250,129

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

23.	Provisions (Continued)

a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the Group’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located. These costs are expected to be incurred between 2029 and 2034, however there is a possibility that restoration will not take place until after this period. The provision is estimated using existing technology, at current prices, and discounted using a real discount rate of 6-19% (2022: 4 - 17%) based on the country.

c)	Other

Other includes $50.6 million (€46.5 million) for Digicel’s share of the interest element of an initial award of €160 million representing Digicel’s share of net cash proceeds for principal and interest received during the year ended 31 March 2021 from Orange S.A. (see Note 31). The principal element of the award was confirmed by the Court of Cessation on 1 March 2023 and Digicel’s share less related costs of $110.4 million has been recognised in other income (see Note 10). The interest element of the proceeds from the award are still subject to appeal and, accordingly, a provision has been retained for the amounts received until the appeal is concluded.

Remaining provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

24.	Share Capital

	2023	2022
	$’000	$’000
Authorised -
10,000 common shares of $1.00 each	10	10
Issued and fully paid -
1,000 common shares of $1.00 each	1	1

25.	Equity Compensation Reserve

The Group’s ultimate parent company, Digicel Group Holdings Limited, had issued share options to employees of the Group under long term incentive plans that were accounted for as equity settled instruments as the Company and its subsidiaries had no obligation to settle the options in cash. The plans were cancelled in July 2016 and January 2020.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

26.	Non-Controlling Interests

	2023	2022
	$’000	$’000
At beginning of year	46,711	44,489
Share of net profits	7,936	6,848
Disposal of minority interest in subsidiary	114	-
Dividends to non-controlling interests	(2,525)	(5,179)
Effect of translation	(992)	-
Acquisition of non-controlling interest	-	553
At end of year	51,244	46,711

27.	Related Party Transactions

During the year, the Group had the following transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2023	2022	2021
	$’000	$’000	$’000
Key management compensation:
Salaries and other short term benefits	14,362	10,733	11,781
Long term incentive plan	4,218	6,791	5,744
DPL sale completion bonus	8,000	-	-
	26,580	17,524	17,525
Related party transactions:
Long term incentive plan and DPL sale completion bonus	3,666	989	836
Reimbursed expenses	398	165	223
Other fees	250	279	280
Financing fees	8,292	300	3,300
Office rental	-	-	970
Aircraft costs	10,344	8,332	7,512
Construction and maintenance fees	18,369	11,733	13,768
	41,319	21,798	26,889

Management compensation comprises salaries and other short-term employee benefits payable to directors and key management. The long term incentive plan (“LTIP”) cost is the amounts payable for participants in the LTIP. Participants also include key management for Island Capital Services Limited and amounts related to payments have been included under related party transactions. Final payments will be determined based on results for the year ended 31 March 2023. Inputs into the calculation include EBITDA and Net Debt. The maximum payout possible under the LTIP is estimated at $25 million for directors and key management.

The Group has been charged $398,000 (2022: $165,000, 2021: $223,000) from Island Capital Management Services Limited, a company controlled by Mr. Denis O’Brien, in respect of expenses paid on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

27.	Related Party Transactions (Continued)

The Group has been charged other fees of $250,000 (2022: $279,000, 2021: $280,000) by Island Capital Management Services Limited mainly in respect of office rental, staff and related costs.

The Group has engaged the services of Island Capital Management Services Limited to assist the Group in raising debt, debt restructuring and other financings. Retainer Fees of $1,292,000 per annum were paid in the year ended 31 March 2023 (2022: $300,000, 2021: $300,000). The retainer fee payable in 2023 was amended to reflect the additional services provided by Island Capital related to the current debt restructuring. In addition, a completion fee of $7,000,000 was paid in connection with the disposal of the Pacific business during the year ended 31 March 2023.

AC Executive Aviation Services manages an airplane owned by a company controlled by Mr. Denis O’Brien, and provides the Group with the use of this airplane on an as needed basis. Rental charges of $10,344,000 (2022: $11,850,000, 2021: $10,782,000) have been charged by this company.

The Group has engaged Actavo (St. Lucia) Limited and its subsidiaries (Actavo), to install and maintain a fibre optic network and other network facilities operated by the Group across six markets. Actavo secures the business from Digicel through a competitive tender process involving other vendors. Actavo is affiliated with Mr. O’Brien through his shareholding. The Group was charged $18,369,000 (2022: $11,733,000, 2021: $13,768,000) during the year mainly relating to maintenance and network expansion in Trinidad, Jamaica, Barbados and BVI.

During the year, a number of directors agreed to purchase shares in Prism Financial Services Holdings Limited at fair value. The total consideration received was $4,069,000 for 8% of the issued share capital of this company.

28.	Commitments

a)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $91.4 million (2022: $123.3 million).

b)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $64.3 million (2022: $110.4 million) over the lifetimes of these agreements.

c)	Programming rights commitments

Programming rights contracted for at the balance sheet date but not recognised in the financial statements is $8.0 million (2022: $19.1 million).

29.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $6,270,000, $4,900,000 and $5,933,000 in 2023, 2022 and 2021, respectively.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation

The Group is party to litigation relating to its operations. In management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. Outlined below are the details of material cases outstanding.

Contingent Liabilities:

a)	Digicel Guyana Constitutional Challenge - Digicel filed a suit in Guyana in 2009 challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which GT&T exercised. This matter was heard by the Chief Justice who retired before handing down a decision. The Courts are now in the process of arranging a re-hearing. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity of the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana. While GT&T has not particularised the amount of its claim, it is understood to be likely to be in the region of US$50 million. Digicel disputes this position. In September 2022, the Guyana Court dismissed several of GT&T’s claims for damages, but these decisions are the subject of on-going appeals by GT&T. The telecommunications market in Guyana was liberalised in late 2020 and therefore these cases relate to historical matters and do not have any bearing on the regulation of the market going forward.

b)	French West Indies – In June 2013, Outremer Telecom (“OMT”) filed a claim against Digicel before the commercial court seeking an award of damages to compensate for the alleged harm it suffered as a result of an abuse of dominant position carried out by Digicel in the French West Indies.

OMT initially claimed an award of €1 million as damages as a result of the alleged practice. In May 2018, OMT and Digicel were ordered by the Court to disclose information and data related to their respective activities. In October 2020, OMT substantially increased its claim to €29 million. The next hearing is scheduled for 20 September 2023. We are assessing projected legal costs and other considerations with a view to a possible settlement.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Contingent Liabilities: (Continued)

c)	Haiti - Unigestion Holding SA v UPM & Tran – this is a US (Federal District Court Oregon) action commenced by Digicel in relation to UPM’s involvement in bypass activities affecting Haiti. he Defendants filed a counterclaim asserting (among other things) that the bypass is lawful and that to restrict it is a violation of US telecommunications law (in relation to which the Defendant claims approximately US$60 million). After a full trial, Unigestion won a jury award of US$5.4 million in damages and US$4.1 million in punitive damages against UPM and Tran. However, this decision is subject to appeal by UPM, with no formal judgments having been entered yet. On 21 February 2023, UPM filed a complaint to the Federal Communications Commission (FCC) against Digicel Haiti. Digicel Haiti filed its response on 23 February 2023. In effect, the FCC is now seised of the fundamental jurisdictional issues that arise in relation to UPM’s counterclaim. Only a redacted version of the response was filed to the public docket due to confidentiality and privacy purposes. Similarly, a confidentiality request has been filed in order to request for confidential treatment of their response which may contain confidential and sensitive information, especially relating to Digicel Haiti’s current roaming agreements partners in the USA. The FCC’s decision is expected in July 2023. Entry and enforcement of the judgment has been stayed pending the outcome of the FCC litigation.

d)	Haiti - On 6 February 2019, Unigestion was served with notice of a class action in the United States (Federal District Court New York) alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that Unigestion’s collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful including by reason of alleged anti-trust violations. The Court granted Unigestion the motion to dismiss on 11 March 2021. The plaintiffs filed their appellate brief on 1 June 2021 to the Second Circuit Court of Appeals and that was substantially successful with the matter being remitted to the Federal District Court. On 23 May 2022, the plaintiffs were unsuccessful in seeking an injunction restraining Unigestion from collecting the levies. At a subsequent case conference, the District Judge requested that Unigestion now bring forward all outstanding motions to dismiss. Judgment on our renewed application to have these proceedings struck out is still awaited.

Other Litigation

e)	Proceedings with Orange in the French West Indies - In July 2004, Bouygues Telecom Caraïbe SA, (“Bouygues”), which was acquired by Digicel in 2006 from Bouygues Telecom SA (“BTSA”), sued Orange Caraïbe SA and Orange France SA (“Orange”) before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange’s conduct). The original terms of the sale and purchase agreement stipulated that 50% of any award received by Digicel would be payable to BTSA as the original vendor.

In February 2018, following a number of judgments and subsequent appeals by Orange, the Court of Appeal rejected Orange’s application for a stay of provisional enforcement and ordered Orange to pay an award of €346 million into an escrow account maintained by the French State.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Other Litigation (Continued)

e)	Proceedings with Orange in the French West Indies (continued)

Orange paid €346 million this emount escrow with the Caisse des dépôts et consignations (“CDC”) pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple interest basis).

In June 2020, the Court of Appeal ruled against Orange and ordered them to pay to Digicel an amount of approximately €250 million in damages. Orange appealed that the amount of damages to be paid under the Appeal Ruling should have been approximately €223 million. On 30 September 2020, the Paris Court of Appeal dismissed Orange’s appeal and confirmed its June decision. Following the Appeal Ruling, and subsequent negotiations with BTSA which resulted in the 50% share due to BTSA being reduced to approximately 34%, Digicel received approximately €160 million in the year ended 31 March 2021.

On 1 March 2023, the French Supreme Court confirmed that the amount of the underlying judgment for the principal award was correct but set aside the award of interest. As a result, Orange has demanded repayment of the total sum of interest previously paid to Digicel (and BTSA). The parties have since filed further appeals to the Court of Appeal, which matters remain pending.

Separately, Digicel has opened without prejudice negotiations with Orange seeking to agree the amount of excess interest (as the parties’ respective calculations do not differ significantly) and potential repayment terms. Digicel is also pursuing engagement with BTSA on its contribution to the excess interest repayment, based on its pro-rata entitlement of the amounts recovered. Therefore, a provision continues to be recognised for the interest proceeds received as the interest amount is still undetermined under the above proceedings.

31.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables license-related obligations and lease liabilities. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

Board of Directors

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees/departments for managing and monitoring risks, as follows:

(i)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee advises the board of directors on the exercise of its duties regarding remuneration policy, including analysing developments of the Bermuda Companies Act, and preparing proposals for the board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving compensation and benefits policies generally and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

(iii)	Nomination Committee

The Nomination Committee advises the board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management and proposing the profile for the board of directors. It also periodically assesses the scope and composition of the board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including maintaining sufficient undrawn borrowing facilities to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(i)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has cash balances of $166 million at 31 March 2023, however, users of the financial statements should refer to Note 33 and the subsequent impact on cash as a result of the restructuring support agreements agreed with certain group’s of bondholders; and

(ii)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the maturity profile of the Group’s financial liabilities at 31 March based on contractual undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2023:
Interest bearing borrowings	925,256	3,627	11,661	2,957,222	-	3,897,766
Interest on borrowings	36,448	95,419	136,063	193,126	-	461,056
Lease liabilities	6,312	10,527	47,957	208,491	160,651	433,938
Licence related debt	5,287	1,856	19,953	85,150	94,005	206,251
Trade and other payables	119,047	71,757	135,016	-	-	325,820
Total financial liabilities	1,092,350	183,186	350,650	3,443,989	254,656	5,324,831

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2022:
Interest bearing borrowings	7,162	5,720	13,161	3,645,171	270,097	3,941,311
Interest on borrowings	220	86,730	176,398	631,398	21,161	915,907
Lease liabilities	6,818	819	13,680	54,300	40,968	116,585
Licence related debt	4,317	10,314	41,149	238,568	175,875	470,223
Trade and other payables	88,893	76,532	173,089	-	-	338,514
Total financial liabilities	107,410	180,115	417,477	4,569,437	508,101	5,782,540

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian gourde, Euro and Surinamese dollar. The Haitian Gourde and Surinamese Dollar are currencies of hyperinflationary economies (Note 2b). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk where possible by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions and centralizing cash pools in USD or Euros with minimal amounts of local currency.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Foreign currency sensitivity

The following table details the Group’s sensitivity to a percentage change in the currencies to which the Group has significant exposure against the US dollar. The percentages below are the sensitivity rates that represent management’s assessment of a reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their revaluation at the period end for a percentage change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries. The table presents the effect of a percentage depreciation of the relevant currencies relative to the US dollar. A positive number below indicates an improvement in profitability whilst a negative number indicates a reduction in profitability.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

Foreign currency sensitivity (continued)

	2023	2023	2022	2022
	Change %	$’000	Change %	$’000
Jamaican Dollar	6	(1,967)	8	(6,477)
Haitian Gourde	18	(2,854)	19	(859)
Euro	3	(1,388)	1	(581)
Surinamese Dollar	32	(1,024)	21	(433)

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as FVOCI in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest-bearing financial assets and interest-bearing financial liabilities. At 31 March 2023, 73% (2022: 72%) of the interest-bearing financial liabilities denominated in United States dollars had a fixed rate of interest. All other interest-bearing financial liabilities in currencies other than United States dollars had a variable rate of interest.

Interest rate sensitivity

At 31 March 2023, if interest rates on US dollar denominated borrowings had been 100 basis points higher with all other variables held constant, loss before taxation for the year would have been $10,276,000 (2022: $10,598,000) higher, as a result of higher interest expense on floating rate borrowings.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s receivables from customers and investment activities. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

(ii)	Accounts receivable and contract assets

Accounts receivable and contract assets are derived from the provision of telecom services to a large number of customers, including business individuals, governments, distributors as well as telecommunication companies, and the related concentration of credit risk is therefore limited.

One of the most significant individual accounts receivable in any territory relates to the distribution of pre-paid vouchers. The credit risk is partially mitigated with a credit balance, in accounts payable, for fulfilment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default. The Group also manages credit risk by disconnecting services to customers whose accounts are delinquent.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licenses are normally issued only to creditworthy companies.

The Group maintains a provision for expected credit losses of trade receivables and contract assets based on its historical loss experience, analysis of the aged receivables, prevailing and anticipated economic conditions and specific customer credit risk. These are determined in each country based on asset groupings.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

(ii)	Accounts receivable and contract assets (continued)

The lifetime expected credit loss for trade receivables is as follows:

	Current	Up to 60 days past due	More than 61 days past due	More than 121 days past due	Total
	$’000	$’000	$’000	$’000	$’000
31 March 2023	1,661	3,227	6,105	8,578	19,571

31 March 2022	2,614	1,321	4,576	14,232	22,743

No material allowance for expected credit losses related to contract assets was identified.

Movements on the provision for impairment of trade receivables are as follows:

	2023 $’000	2022 $’000
At 1 April	22,743	36,556
Provision for receivables impairment	11,094	21,862
Receivables written off during the year as uncollectible	(13,808)	(35,512)
Foreign exchange movements	(458)	(163)
At 31 March	19,571	22,743

The following table summarises the Group’s trade receivables at their carrying amounts, as categorised by the customer sector:

	2023 $’000	2022 $’000
Post paid subscribers	55,068	67,517
Other telecom operators	24,970	29,500
Distribution agents and others	129,283	110,595
	209,321	207,612
Less: Provision for impairment	(19,571)	(22,743)
	189,750	184,869

(iii)	Guarantees

The Group’s normal policy is not to provide financial guarantees to any party other than subsidiaries and associates. At 31 March 2023 and 31 March 2022, the Group did not provide financial guarantees to any other party.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating. The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants under the agreements and indentures governing its borrowings which, amongst other conditions, include restrictions on the Group’s ability to incur debt. Such covenants often include a specific limitation on the amount of debt of the Group which, subject to certain exceptions, is determined by the ratio of (a) Debt to (b) Earnings before interest, taxation, depreciation and amortisation (“EBITDA”), as a measure of its profitability. For the purposes of such covenants, “Debt” and “EBITDA” are defined in accordance with the terms of the applicable agreements and indentures. Both Debt (in this context) and EBITDA are non-GAAP measures that are not governed by IFRS, and their definition and calculation may vary from one company to another and from one agreement or indenture to another. Different ratios apply under different borrowing arrangements governed by specific agreements and indentures. In addition, certain subsidiaries may be excluded from such calculations in accordance with the terms of the applicable agreements or indentures. Further, certain agreements and indentures permit additional debt to be incurred in addition to debt which may be incurred under the ratio. As at 31 March 2023 and 31 March 2022 the Group had complied with its debt incurrence covenants.

The Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000	2022 $’000
High yield bonds	1,561,703	1,536,513
Senior secured debt and other interest-bearing loans	2,254,442	2,269,862
Total Debt	3,816,145	3,806,375
Last twelve months EBITDA	705,464	745,209
Total Debt to EBITDA ratio	5.4	5.1

There were no changes to the Group’s approach to capital management during the year.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

32.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party and balances reflect their approximate fair values due to the short-term nature of these instruments;

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying values of variable rate loans approximate to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy.

The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities	2023 $’000	2023 $’000	2022 $’000	2022 $’000
DL 2023 Senior Notes	925,000	195,984	925,000	862,563
DIHL/DIFL 2024 Senior Secured Notes	600,000	549,000	600,000	599,250
DIHL/DIFL 2024 Senior Secured Notes	626,251	573,020	626,251	625,468
DIHL/DIFL 2025 Senior Unsecured Notes	380,980	237,875	355,649	354,760
DIHL/DIFL 2026 Subordinated Notes	250,003	53,751	250,003	233,128
	2,782,234	1,609,630	2,756,903	2,675,169

33.	Subsequent Event

On 29 May 2023, Digicel’s parent company, Digicel Group Holdings Limited(DGHL) announced that it had entered into a restructuring support agreement (the “DGHL RSA”) with an ad hoc group of holders (the “DGHL AHG”) of DGHL’s 8.0% Senior Cash Pay/PIK Notes due 2025 (the “DGHL Unsecured Notes”), and 7.00% PIK Perpetual Convertible Notes (the “DGHL Subordinated Notes” and, together with the DGHL Unsecured Notes, the “Notes” and, the beneficial holders thereof, the “Noteholders”), an ad hoc group of crossover holders who hold DGHL Unsecured Notes, DGHL Subordinated Notes and indebtedness of both Digicel Limited and Digicel International Finance Limited (the “Crossover AHG”), and DGHL shareholder, Denis O’Brien.

The DGHL AHG and the Crossover AHG are material debt holders of DGHL, which at the time of the announcement owned approximately: (i) 82.7% of the DGHL Unsecured Notes and (ii) 84.6% of the DGHL Subordinated Notes. Digicel’s operating companies, which are owned by subsidiaries of DGHL, are not directly impacted by the DGHL RSA.

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

33.	Subsequent Event (Continued)

Upon consummation and subject to the fulfilment of certain conditions precedent, the consensual financial restructuring contemplated in the DGHL RSA (the “Restructuring”) will, among other things, provide the following treatment to the bondholders:

•	DGHL Unsecured Notes: holders of DGHL Unsecured Notes will receive cash distributions of $163.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain future distributions from the proceeds of the sale of Digicel Pacific Limited (the “Future DPL Sale Proceeds”) and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Unsecured Notes; and

•	DGHL Subordinated Claims: holders of DGHL Subordinated Notes will receive cash distributions of $19.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain distributions from the Future DPL Sale Proceeds and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Subordinated Notes.

In addition, Digicel Limited and certain of its subsidiaries (together, “DL”) will receive cash distributions of $110.2 million, and the terms of certain intercompany balances owed by DGHL to DL will be amended to be limited recourse to an agreed maximum allocation of certain distributions from the Future DPL Sale Proceeds in full and final satisfaction of any claims arising in connection with such intercompany balances.

The DGHL RSA contemplates that the Company will commence a Bermuda scheme of arrangement and U.S. chapter 15 recognition proceedings to implement the Restructuring.

On 27 June 2023, the Group announced that Digicel Limited (“DL” and, together with its subsidiaries, the “DL Group”) and its board of directors had signed a restructuring support agreement (the “DL RSA”) with the Crossover AHG, members of an ad hoc group of Digicel International Finance Limited (“DIFL”) secured lenders (the “DIFL Secured AHG” and Denis O’Brien.

The Crossover AHG and the DIGL Secured AHG are material debt holders of the DL Group and the DL RSA has been executed by holders of approximately 78% of DL’s 6.750% Senior Notes due 2023 (the “DL Notes”), DIFL’s 8.0% Subordinated Notes due 2026 (the “DIFL Subordinated Notes”), DIFL’s 13.0% Senior Cash Pay/PIK Notes due 2025 (the “DIFL Unsecured Notes”), DIFL’s 8.750% Senior Secured Notes due 2024 (“DIFL Secured Notes”), and of the DIFL Term Loans due 2024 (the “DIFL TLB”).

Upon consummation of the transactions contemplated within the DL RSA (the “DL/DIFL Restructuring”) and the transactions contemplated by the DGHL RSA, the Digicel Group’s consolidated debt will be reduced by approximately $1.7 billion, and its annual cash interest expense reduced by approximately $120 million, whilst ensuring sufficient cash to fund operations and investment in key growth areas.

The proposed comprehensive financial restructuring is expected to equitize 100% of the DL Notes and the DIFL Subordinated Notes as well as refinance and extend the maturity of the DL Group’s other funded indebtedness. The DL RSA contemplates that the DL Group will implement the DL/DIFL Restructuring through an exchange offer for its DIFL Subordinated Notes, Bermuda schemes of arrangement (the “Bermuda Schemes”) and U.S. chapter 15 recognition proceedings in respect of the consensual financial restructuring. Consummation of the Bermuda Schemes is subject to required regulatory and other governmental approvals.

Any questions or requests for assistance may be directed to the Information and Tabulation Agent at the addresses and telephone numbers set forth below. Requests for additional copies of this Solicitation Statement, the Election Forms or the Equity Registration Form may be directed to the Information and Tabulation Agent. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitations.

The Information and Tabulation Agent for the Solicitations is:

Epiq Corporate Restructuring, LLC

By Mail, Hand or Overnight Delivery:
777 Third Avenue, 12th Floor
New York, New York 10017
Telephone: (646) 362-6336
Email: tabulation@epiqglobal.com, with reference to “Digicel” in the subject line.
Attention: Solicitation Group